As filed with the Securities and Exchange Commission on October 27, 2017

Registration No. 333-220592

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GALENA BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-8099512
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

(855) 855-4253

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen F. Ghiglieri

Interim Chief Executive Officer & Chief Financial Officer

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

(855) 855-4253

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Pollock Keith D. Pisani Paul Hastings LLP 101 California Street San Francisco, CA 94111 (415) 856-7047	Thomas J. Knapp Interim General Counsel & Corporate Secretary Galena Biopharma, Inc. 2000 Crow Canyon Place, Suite 380 San Ramon, CA 94583 (855) 855-4253	Yvan-Claude Pierre Marianne Sarrazin Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common stock, par value $0.0001 per share	128,306,386	N/A	$3,541,174.20	$440.88

*	Pursuant to Rule 416, this registration statement also covers an indeterminate number of additional shares of common stock of the registrant as may be issuable as a result of stock splits, stock dividends or similar transactions.
(1)	Represents the number of common stock, $0.0001 par value per share, of Galena Biopharma, Inc., a Delaware corporation, or Galena, issuable to holders of share capital, $10.00 par value per share, warrants and restricted stock units of SELLAS Life Sciences Group Ltd, a Bermuda exempted company, or SELLAS, in the proposed merger of Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and an indirect wholly owned subsidiary of Galena, with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena. The amount of Galena common stock to be registered is based on the estimated number of shares of Galena common stock that are expected to be issued pursuant to the merger, assuming an exchange ratio of 1,249.9648 shares of Galena common stock for each common share of SELLAS, warrants to purchase common shares of SELLAS and for each restricted stock unit to be settled in SELLAS common shares, without giving effect to a reverse stock split of Galena common stock expected to occur prior to the effective time of the merger. The estimated exchange ratio calculation contained herein is subject to adjustment prior to the effective time of the merger and is based upon expected shares of capital stock of Galena and SELLAS outstanding as of the closing of the merger.
(2)	The proposed maximum aggregate offering price is the sum of:
(A)	given that SELLAS has an accumulated capital deficit, one-third of the product of 95,172 (the estimated number of SELLAS shares that are being received in the merger) and $10.00 (the par value of SELLAS common shares), in accordance with Rule 457(f)(2) of the Securities Act;
(B)	the product of (i) 7,186 (the number of SELLAS shares underlying SELLAS warrants to be converted into warrants for Galena common stock and assumed by Galena), (ii) 1,249.9648 (the estimated exchange ratio) and (iii) $0.345 (the average of the high and low prices of Galena common stock as reported on the NASDAQ Capital Market on October 26, 2017), in accordance with Rule 457(g)(3) of the Securities Act; and
(C)	the product of (i) 290 (the number of SELLAS restricted stock units to be exchanged for Galena restricted stock units), (ii) 1,249.9648 (the estimated exchange ratio) and (iii) $0.345 (the average of the high and low prices of Galena common stock as reported on the NASDAQ Capital Market on October 26, 2017), in accordance with Rule 457(h)(1) of the Securities Act.
(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Of this amount, $48.61 was previously paid with the initial filing of this registration statement on September 22, 2017.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/consent solicitation statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/consent solicitation statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2017

PROPOSED MERGER

To the Stockholders of Galena Biopharma, Inc. and Shareholders of SELLAS Life Sciences Group Ltd:

The boards of directors of each of Galena Biopharma, Inc., or Galena, and SELLAS Life Sciences Group, Ltd., or SELLAS, have approved a business combination transaction in which the businesses of Galena and SELLAS will be combined, which is referred to herein as the Merger. Galena and SELLAS are sending the accompanying proxy statement/prospectus/consent solicitation statement to you to ask you to vote in favor of the Merger and the related transactions.

At the effective time of the Merger, each outstanding common share of SELLAS, or a SELLAS Share (other than the SELLAS Shares held or owned by Galena, SELLAS or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena common stock, par value $0.0001 per share, based on an exchange ratio, or the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9648 pre-split shares of Galena’s common stock for each SELLAS Share. Galena intends to effect a reverse stock split of the outstanding shares of Galena common stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena board of directors and agreed upon by SELLAS and publicly announced by press release. Accordingly, on a post-reverse split basis, the Exchange Ratio would be within a range of approximately 124.9965 to 41.6655 post-split shares of Galena common stock for each SELLAS Share.

Galena is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the Merger, and related matters, including approval of the reverse stock split and the issuance of shares of Galena common stock to SELLAS securityholders, among other items, in connection with the proposed business combination with SELLAS, such that immediately following the Merger, SELLAS securityholders will collectively hold approximately 62.5% of the continuing company and Galena stockholders will hold the remaining 32.5% of the continuing company.

Certain SELLAS shareholders have entered into support agreements and will each execute an action by written consent approving the Merger and related transactions and adopting the related agreements, among other items. The SELLAS written consent will be circulated to all SELLAS shareholders, and no meeting of SELLAS shareholders to approve the Merger, related transactions and related agreements is planned to be held. Nevertheless, all SELLAS shareholders will have the opportunity to elect to adopt the relevant agreements, thereby approving the Merger and related transactions, by signing and returning to SELLAS a written consent.

Galena’s common stock is currently listed on the NASDAQ Capital Market under the symbol “GALE.” On October 26, 2017, the last trading day before the date of this proxy statement/ prospectus/consent solicitation statement, the closing sale price of Galena’s common stock was $0.35 per share.

There is no adjustment to the number of shares of Galena common stock to be issued in the Merger and the market value of the shares of Galena common stock could vary significantly from the market value as of the date of the proxy statement/prospectus/consent solicitation statement.

More information about Galena, SELLAS and the Merger is contained in the accompanying proxy statement/prospectus/consent solicitation statement. Galena and SELLAS urge you to read the accompanying proxy statement/prospectus/consent solicitation statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 11.

Your vote is very important, regardless of the number of shares you own of Galena or SELLAS. Please read the accompanying proxy statement/prospectus/consent solicitation statement carefully and cast your proxy vote as promptly as possible.

Galena and SELLAS are excited about the opportunities the Merger brings to both Galena’s stockholders and SELLAS’ shareholders, and thank you for your consideration and continued support.

Stephen F. Ghiglieri Interim Chief Executive Officer & Chief Financial Officer Galena Biopharma, Inc.	Dr. Angelos M. Stergiou, M.D., Sc.D. h.c. Chief Executive Officer & Vice Chairman of the Board SELLAS Life Sciences Group Ltd

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/consent solicitation statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/consent solicitation statement is dated                  and is first being mailed to Galena stockholders and SELLAS shareholders on or about                     .

GALENA BIOPHARMA, INC.

2000 CROW CANYON PLACE, SUITE 380

SAN RAMON, CA 94583

(855) 855-4253

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On

Time:

Date:

Place:

Purposes:

1.	To approve the issuance of shares of common stock of Galena Biopharma, Inc., or Galena, to securityholders of SELLAS Life Sciences Group Ltd, or SELLAS, pursuant to the terms of the Agreement and Plan of Merger and Reorganization by and among Galena, SELLAS, Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and Galena Bermuda Merger Sub, Ltd., dated August 7, 2017, a form of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation statement, which is referred to herein as the Merger Agreement, and the agreement required by Section 105 of the Bermuda Companies Act 1981, as amended, the form of which is attached as Exhibit B to the Merger Agreement, which is referred to herein as the Bermuda Merger Agreement;

2.	To approve the change of control of Galena resulting from the Merger contemplated by the Merger Agreement and the Bermuda Merger Agreement, which is referred to herein as the Merger;

3.	To approve an amendment to the Galena Amended and Restated Certificate of Incorporation, as amended to date, which is referred to herein as the Galena Certificate of Incorporation, to effect a reverse stock split of the outstanding shares of the Galena common stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena board of directors and agreed upon by SELLAS and publicly announced by press release, which is referred to herein as the Reverse Stock Split, in the form attached as Annex B to the accompanying proxy statement/prospectus/consent solicitation statement;

4.	To approve the Galena 2017 Equity Incentive Plan, a form of which is attached as Annex C to the accompanying proxy statement/prospectus/consent solicitation statement;

5.	To approve the Galena 2017 Employee Stock Purchase Plan, a form of which is attached as Annex D to the accompanying proxy statement/prospectus/consent solicitation statement;

6.	To approve the amendment and restatement of Galena’s bylaws as described in the accompanying proxy statement/prospectus/consent solicitation statement, in the form attached as Annex E to the accompanying proxy statement/prospectus/consent solicitation statement;

7.	To approve an amendment to the Galena Certificate of Incorporation to allow the Galena board of directors to approve amendments to Galena’s bylaws, in the form attached as Annex F to the accompanying proxy statement/prospectus/consent solicitation statement;

8.	To approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Galena’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable; and

9.	To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

Record Date:	Galena’s board of directors has fixed , as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Galena common stock at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the record date, Galena had shares of common stock outstanding and entitled to vote.

Your vote is important. Even if you plan to attend the Special Meeting in person, Galena requests that you vote by Internet or telephone or sign and return the enclosed proxy card to ensure that your shares will be represented at the Special Meeting in case you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting.

GALENA’S BOARD OF DIRECTORS HAS APPROVED EACH OF THE PROPOSALS OUTLINED ABOVE AND RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Galena’s Board of Directors,

Stephen F. Ghiglieri

Interim Chief Executive Officer & Chief Financial Officer

San Ramon, California

Galena and SELLAS are responsible for the information contained in this proxy statement/prospectus/consent solicitation statement. Neither Galena nor SELLAS has authorized anyone to provide you with different information, and neither Galena nor SELLAS takes responsibility for any other information others may give you. Galena is not making an offer of its securities in any jurisdiction where such offer is not permitted. You should not assume that the information contained in this proxy statement/prospectus/consent solicitation statement is accurate as of any date other than the date on the cover of this proxy statement/prospectus/consent solicitation statement.

Persons who come into possession of this proxy statement/prospectus/consent solicitation statement and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this proxy statement/prospectus/consent solicitation statement and any such free writing prospectus applicable to that jurisdiction.

The names “SELLAS Life Sciences Group Ltd,” “SELLAS,” the SELLAS logo, and other trademarks or service marks of SELLAS Life Sciences Group Ltd appearing in this prospectus are the property of SELLAS, as the case may be. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. Neither Galena nor SELLAS intends the use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of or by either, of these other companies.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE GALENA SPECIAL MEETING

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement gives effect to Galena’s 1-for-20 reverse stock split of its common stock, which was effective at 12:01 a.m. Eastern Time on November 11, 2016, but does not give effect to the proposed reverse stock split described in Galena Proposal No. 3, beginning on page 146 in this proxy statement/prospectus/consent solicitation statement.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: What is the Merger?

A: Galena Biopharma, Inc., or Galena, and SELLAS Life Sciences Group Ltd, or SELLAS, have entered into an Agreement and Plan of Merger and Reorganization, dated August 7, 2017, by and among Galena, SELLAS, Sellas Intermediate Holdings I, Inc., or Holdings I, Sellas Intermediate Holdings II, Inc., or Holdings II, and Galena Bermuda Merger Sub, Ltd., or Merger Sub, which is referred to herein as the Merger Agreement. Prior to the filing of the Merger registration with the Registrar of Companies in Bermuda, the agreement required by Section 105 of the Bermuda Companies Act 1981, as amended, the form of which is attached as Exhibit B to the Merger Agreement, which is referred to herein as the Bermuda Merger Agreement, will be entered into. The Merger Agreement contains the terms and conditions of the proposed business combination of Galena and SELLAS, which is referred to herein as the Merger. Under the Merger Agreement and the Bermuda Merger Agreement, Merger Sub, an indirect wholly owned subsidiary of Galena, will merge with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena. After the completion of the Merger, Galena will change its corporate name to “SELLAS Life Sciences Group, Inc.” as required by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement and the Bermuda Merger Agreement, at the effective time of the Merger, each outstanding common share of SELLAS, or a SELLAS Share (other than the SELLAS Shares held or owned by Galena, SELLAS or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena common stock, par value $0.0001 per share, which is referred to herein as the Galena Common Stock, based on an exchange ratio specified in the Merger Agreement, or the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9648 pre-split shares of Galena Common Stock for each SELLAS Share. In connection with and immediately prior to the consummation of the Merger, and subject to obtaining the requisite stockholder approval pursuant to this proxy statement/prospectus/consent solicitation statement, Galena intends to effect a reverse stock split of the outstanding shares of Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena board of directors, which is referred to herein as the Galena Board, and agreed upon by SELLAS and publicly announced by press release. Accordingly, on a post-reverse split basis, the Exchange Ratio would be within a range of approximately 124.9965 to 41.6655 post-split shares of Galena Common Stock for each SELLAS Share. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in the attached proxy statement/prospectus/consent solicitation statement, and these estimates are subject to adjustment.

Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and 2,556,851 shares of Galena Common Stock issuable pursuant to out-of-the money Galena warrants, which are referred to herein as

i

the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

The rules applicable to the calculation of the Exchange Ratio, which are described in the sections titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 124, are complex and circumstances as of the effective time of the Merger may result in an Exchange Ratio that differs from estimates in this proxy statement/prospectus/consent solicitation statement.

Q: What will happen to Galena if, for any reason, the Merger does not close?

A: If, for any reason, the Merger does not close, the Galena Board may elect to, among other things, dissolve or liquidate its assets, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Galena or continue to operate the business of Galena. If Galena decides to dissolve and liquidate its assets, Galena would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Galena and setting aside funds for reserves.

Q: Why are the two companies proposing to merge?

A: The Merger will result in a continuing company focused on the development of treatments for cancer and will feature a late-stage pipeline led by novel immunotherapies targeting a broad range of indications in hematology and solid tumors. Galena and SELLAS believe that the continuing company will have the following potential advantages: (i) a diversified, late-stage product development pipeline; (ii) an experienced management team; and (iii) the potential to access additional sources of capital.

Q: Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A: You are receiving this proxy statement/prospectus/consent solicitation statement because you have been identified as a stockholder of Galena or shareholder of SELLAS as of the applicable record date,                     , which is referred to herein as the Record Date, and you are entitled, as applicable, to vote at Galena’s special meeting of stockholders, which is referred to herein as the Special Meeting, to approve the matters set forth above, or to sign and return the SELLAS written consent to adopt and approve the matters set forth in the written consent. This document serves as:

•	a proxy statement of Galena used to solicit proxies for its Special Meeting of stockholders to vote on the matters set forth above;

•	a prospectus of Galena used to offer shares of Galena Common Stock in exchange for SELLAS Shares in the Merger and issuable upon exercise of SELLAS options and SELLAS warrants; and

•	a consent solicitation statement of SELLAS used to solicit the written consent of its shareholders for approval of matters relating to the Merger.

Q: What Galena Proposals must be approved to consummate the Merger?

A: To consummate the Merger, Galena stockholders must approve the Proposal Nos. 1, 2 and 3. Pursuant to the terms of the Merger Agreement, Galena is also requesting that Galena stockholders approve all other proposals below, which are, collectively with Proposal Nos. 1, 2 and 3, referred to as the Galena Proposals. The Galena Proposals include the following matters:

1.	the issuance of shares of Galena Common Stock to SELLAS securityholders pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A, and the Bermuda Merger Agreement, which is referred to herein as the Share Issuance Proposal;

2.	the change of control of Galena resulting from the Merger contemplated by the Merger Agreement and the Bermuda Merger Agreement, which is referred to herein as the Change of Control Proposal;

3.	an amendment to the Galena Amended and Restated Certificate of Incorporation, as amended to date, which is referred to herein as the Galena Certificate of Incorporation, to effect a reverse stock split of the outstanding shares of the Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena Board and agreed upon by SELLAS and publicly announced by press release, which is referred to herein as the Reverse Stock Split, in the form attached as Annex B, which is referred to herein as the Reverse Stock Split Proposal;

4.	the Galena 2017 Equity Incentive Plan, a form of which is attached as Annex C, which is referred to herein as the 2017 Equity Plan Proposal;

5.	the Galena 2017 Employee Stock Purchase Plan, a form of which is attached as Annex D, which is referred to herein as the 2017 ESPP Proposal;

6.	the amendment and restatement of Galena’s bylaws as described in the accompanying proxy statement/prospectus/consent solicitation statement, in the form attached as Annex E, which is referred to herein as the Bylaws Amendment Proposal;

7.	an amendment to the Galena Certificate of Incorporation to allow the Galena Board to approve amendments to Galena’s bylaws in the form attached as Annex F, which is referred to herein as the Certificate of Incorporation Amendment Proposal;

8.	to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Galena’s named executive officers in connection with the completion of the Merger, including the agreements and understandings pursuant to which such compensation may be paid or become payable, which is referred to herein as the Change of Control Payments Proposal; and

9.	to consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above, which is referred to herein as the Adjournment Proposal.

Q: What are the vote requirements for each of the Galena Proposals?

A: The following table summarizes the minimum vote needed to approve each proposal:

Proposal Number	Proposal Description	Vote Required for Approval
1	Share Issuance Proposal	“FOR” votes from the holders of a majority of the votes properly cast

2	Change of Control Proposal	“FOR” votes from the holders of a majority of the votes properly cast

3	Reverse Stock Split Proposal	“FOR” votes from the holders of a majority of shares outstanding and entitled to vote as of the Record Date

4	2017 Equity Plan Proposal	“FOR” votes from the holders of a majority of the votes properly cast

5	2017 ESPP Proposal	“FOR” votes from the holders of a majority of the votes properly cast

6	Bylaws Amendment Proposal	“FOR” votes from the holders of a majority of the votes properly cast

7	Certificate of Incorporation Amendment Proposal	“FOR” votes from the holders of a majority of shares outstanding and entitled to vote as of the Record Date

8	Change of Control Payments Proposal	“FOR” votes from the holders of a majority of the votes properly cast

9	Adjournment Proposal	“FOR” votes from the holders of a majority of shares of Galena Common Stock present or represented at the Special Meeting and entitled to vote

Q: What Galena Proposals must be approved for the Merger to be approved?

A: To complete the Merger, Galena stockholders must approve Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal).

For a more complete description of the closing conditions under the Merger Agreement, you are urged to read the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/consent solicitation statement.

Q: Are any of the Galena Proposals conditioned upon one another?

A: Yes. Galena Proposal Nos. 4 (the 2017 Equity Plan Proposal) and 5 (the 2017 ESPP Proposal) are conditioned upon completion of the Merger, which means that they are conditioned upon approval of each of Galena Proposals Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal).

Q: Have Galena’s directors and executive officers agreed to vote in favor of the Galena Proposals?

A: Yes. As of October 25, 2017, the directors and executive officers of Galena owned or controlled, in the aggregate, less than 1% of the outstanding shares of Galena Common Stock entitled to vote at the Special Meeting. The directors and executive officers of Galena owning these shares are subject to support agreements. Each Galena director and executive officer that entered into a support agreement has agreed to vote all shares of Galena Common Stock owned by him/her as of the Record Date in favor of the Galena Proposals and against any “acquisition proposal,” as that term is defined in the Merger Agreement.

Q: What is the difference between holding Galena shares as a stockholder of record and as a beneficial owner?

A: Most of Galena’s stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name as the stockholder of record. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

•	Stockholder of Record: If your Galena shares are registered directly in your name with Galena’s transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to these shares. As the stockholder of record, you have the right to grant your voting proxy directly to Galena or to vote in person at the Special Meeting.

•	Beneficial Owner: If your Galena shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and your broker or nominee is considered the stockholder of record with respect to those shares. As the beneficial owner of these shares, you have the right to direct your broker or nominee on how to vote these shares and are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Special Meeting unless you receive a proxy from your broker or nominee. Your broker or nominee has provided voting instructions for you to use. If you wish to attend the Special Meeting and vote in person shares held in street name, please contact your broker or nominee so that you can receive a proxy to present at the Special Meeting.

Q: What constitutes a quorum for the Special Meeting?

A: The Amended and Restated By-laws of Galena, which are referred to herein as the Galena Bylaws, provide that the presence, in person or by proxy, at the Special Meeting of the holders of a majority of the outstanding shares of Galena Common Stock will constitute a quorum for the transaction of business. On the Record Date, there were              shares of Galena Common Stock issued and outstanding and entitled to vote.

Q: What are the voting rights of the holders of Galena Common Stock?

A: Each share of Galena Common Stock entitles the holder to one vote on all matters to come before the Special Meeting. As to each of the Galena Proposals, you may vote “FOR,” “AGAINST,” or “ABSTAIN.”

Q: What are abstentions?

A: An abstention occurs when a stockholder sends in a proxy marked “ABSTAIN” regarding a particular proposal. For purposes of establishing a quorum, shares that the holders abstain from voting in person and shares covered by proxies received but marked “ABSTAIN” as to any or all proposals count as present at the Special Meeting.

Q: What are “broker non-votes” and what is their effect on the voting outcome?

A: Broker non-votes occur when shares are held indirectly through a broker, bank or other intermediary on behalf of a beneficial owner (referred to as held in “street name”) and the broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner and (i) the broker does not have discretionary voting authority on the matter or (ii) the broker chooses not to vote on a matter for which it has discretionary voting authority. Under the rules of the New York Stock Exchange, or the NYSE, that govern how brokers may vote shares for which they have not received voting instructions from the beneficial owner, brokers are permitted to exercise discretionary voting authority only on “routine” matters. Under the Rules of the NYSE, none of the Galena Proposals are routine matters.

Q: What effect will abstentions and “broker non-votes” have on the outcome of the votes with respect to each of the Galena Proposals?

A: Abstentions and “broker non-votes” will have:

•	no effect on outcome of the vote on Proposal 1 (the Share Issuance Proposal);

•	no effect on outcome of the vote on Proposal 2 (the Change of Control Proposal);

•	the same effect as a vote “AGAINST” Proposal 3 (the Reverse Stock Split Proposal);

•	no effect on outcome of the vote on Proposal 4 (the 2017 Equity Plan Proposal);

•	no effect on outcome of the vote on Proposal 5 (the 2017 ESPP Proposal);

•	no effect on outcome of the vote on Proposal 6 (the Bylaws Amendment Proposal);

•	the same effect as a vote “AGAINST” Proposal 7 (the Certificate of Incorporation Amendment Proposal);

•	no effect on outcome of the vote on Proposal 8 (the Change of Control Payments Proposal); and

•	no effect on outcome of the vote on Proposal 9 (the Adjournment Proposal).

Q: How will my Galena shares be voted if I am a stockholder of record?

A: Your proxy will be voted according to your instructions. If you are a stockholder of record and do not vote via the Internet or telephone or by returning a signed proxy card, your shares will not be voted unless you attend the

v

Special Meeting and vote your shares. If you vote via the Internet or telephone and do not specify contrary voting instructions, your shares will be voted in accordance with the recommendations of the Galena Board. Similarly, if you sign and submit your proxy card or voting instruction card with no instructions, your shares will be voted in accordance with the recommendations of the Galena Board.

Q: If I am a beneficial owner of shares, can my brokerage firm vote my shares?

A: If you are a beneficial owner and do not vote via the Internet or telephone or by returning a signed voting instruction card to your broker, your shares may be voted only with respect to so-called “routine” matters where your broker has discretionary voting authority over your shares. Under the rules of the NYSE, none of the Galena Proposals are “routine” matters. Accordingly, brokers will not have such discretionary authority to vote on the Galena Proposals.

Galena encourages you to provide instructions to your brokerage firm via the Internet or telephone or by returning your signed voting instruction card. This ensures that your shares will be voted at the Special Meeting with respect to all of the Galena Proposals.

Q: Who will be the directors of Galena following the Merger?

A: Immediately following the Merger, the board of the continuing company is expected to be composed of seven directors, five designated by SELLAS, two of whom will be independent directors, and two designated by Galena subject to SELLAS’ approval who will be independent directors under the rules of The NASDAQ Stock Market, which is referred to herein as NASDAQ. The SELLAS designees currently comprise the following: Angelos M. Stergiou, M.D., Sc.D. h.c., Fabio López, John Varian and Jane Wasman. The Galena Designees are: Stephen F. Ghiglieri and Robert L. Van Nostrand.

Q: As a Galena stockholder, how does the Galena Board recommend that I vote?

A: After careful consideration, the Galena Board recommends that Galena stockholders vote “FOR” all of the Galena Proposals.

Q: How can I vote my Galena shares in person at the Special Meeting?

A: If you are a Galena stockholder, shares held directly in your name as the stockholder of record may be voted in person at the Special Meeting. If you choose to do so, please bring proof of your identity to the Special Meeting. Shares held in “street name,” or beneficially owned, may be voted by you if you receive and present a proxy from your broker or other nominee at the Special Meeting, together with proof of your identity. Even if you plan to attend the Special Meeting, Galena urges you to vote in one of the ways described below so that your vote will be counted if you later decide not to attend the Special Meeting or are unable to attend. Attendance at the Special Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described below under “Can I change my vote or revoke my proxy?”

Q: How can I vote my Galena shares without attending the Special Meeting?

A: If you are a Galena stockholder, whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Special Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to the summary instructions below and the instructions included on your proxy card or, for shares held in street name, the voting instruction card provided by your broker or other nominee.

•	By Internet: If you have Internet access, you may submit your proxy by following the Internet voting instructions on the proxy card or voting instruction card sent to you.

•	By Telephone: You may submit your proxy by following the telephone voting instructions on the proxy card or voting instruction card sent to you.

•	By Mail: You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or other nominee, and mailing it in the enclosed, self-addressed, postage prepaid envelope. No postage is required if mailed in the United States.

Q: How do I vote if I am a SELLAS shareholder?

A: If you are a SELLAS shareholder, you may execute and return your written consent to SELLAS in accordance with the instructions provided.

Q: Can I change my vote or revoke my proxy?

A: If you are a Galena stockholder, you may change your proxy instructions at any time prior to the vote at the Special Meeting. If you are a stockholder of record of Galena and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Special Meeting in any one of the following ways:

•	you can send a written notice to the Secretary of Galena before the Special Meeting stating that you would like to revoke your proxy;

•	if you have signed and returned a paper proxy card, you may sign a new proxy card bearing a later date and submit it as instructed above;

•	if you have voted by telephone or Internet, you may cast a new vote by telephone or over the Internet as instructed above; or

•	you can attend the Special Meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

Subject to the terms and conditions set forth in this proxy statement/prospectus/consent solicitation statement, all proxies received by Galena will be effective, notwithstanding any transfer of the shares to which those proxies relate, unless prior to the closing of the polls at the Special Meeting, Galena receives a written notice of revocation signed by the person who, as of the Record Date, was the registered holder of those shares. The notice of revocation must indicate the certificate number and numbers of shares to which the revocation relates and the aggregate number of shares represented by the certificate(s). All written notices should be addressed as follows: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583, Attention: Corporate Secretary.

To revoke a proxy previously submitted by telephone or through the Internet, you may simply vote again at a later date, using the same procedures, in which case your later submitted vote will be recorded and your earlier vote revoked. Attendance at the Special Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described above.

For shares held beneficially by you in “street name,” you may change your vote by submitting new voting instructions to your broker or other nominee in accordance with the procedures established by it. Please contact your broker or other nominee and follow its directions to change your vote.

Q: When and where is the Special Meeting of Galena stockholders being held?

A: The Special Meeting of Galena stockholders will be held at                     , at              local time, on                     . Subject to space availability, all Galena stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting.

Q: Are shareholders able to exercise appraisal rights?

A: Dissenting SELLAS shareholders may exercise, within one month of the date of notice to the SELLAS shareholders of the written resolutions to approve the Merger, the Merger Agreement, the Bermuda Merger Agreement and related transactions or, if applicable, the giving of a notice convening a SELLAS special general meeting to approve the Merger, the Merger Agreement, the Bermuda Merger Agreement and related transactions, appraisal rights under Bermuda law to have the fair value of their SELLAS Shares appraised by the Bermuda court subject to compliance with all of the required procedures, as described in the section of this proxy statement/prospectus titled/consent solicitation statement “The Merger—Appraisal Rights and Dissenters’ Rights.”

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to occur as early as the fourth quarter of 2017, but will only occur after the Special Meeting to be held on                     , but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/consent solicitation statement.

Q: Who is paying for this proxy solicitation?

A: Galena and SELLAS will share equally the cost of printing and filing of this proxy statement/prospectus/consent solicitation statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Galena Common Stock for the forwarding of solicitation materials to the beneficial owners of Galena Common Stock. Galena will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Galena has retained MacKenzie Partners, Inc., which is referred to herein as MacKenzie, to assist it in soliciting proxies using the means referred to above. Galena will pay the fees of MacKenzie, which Galena expects to be approximately $40,000, plus reimbursement of out-of-pocket expenses. In addition to these proxy materials, Galena’s and SELLAS’ directors and employees and MacKenzie may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies.

Q: Who can help answer my questions?

A: If you are a Galena stockholder and would like additional copies of this proxy statement/prospectus/consent solicitation statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

If you are a SELLAS shareholder and would like additional copies of this proxy statement/prospectus/consent solicitation statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

SELLAS Life Sciences Group Ltd

O’Hara House

3 Bermudiana Road

Hamilton HM 11, Bermuda

Telephone: +1-441-400-2873

Attn: Investor Relations

Email: IR@sellaslife.com

QUESTIONS AND ANSWERS ABOUT THE SELLAS CONSENT SOLICITATION

Q: As a SELLAS shareholder, how does SELLAS’ board of directors recommend that I vote?

A: After careful consideration, SELLAS’ board of directors recommends that SELLAS shareholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the Bermuda Merger Agreement and the approval of the Merger and related transactions.

Q: What is required of SELLAS shareholders to consummate the Merger?

A: The adoption of the Merger Agreement, the Bermuda Merger Agreement and the approval of the Merger and related transactions by the shareholders of SELLAS requires either (i) the affirmative votes of a majority of three-fourths of those voting at a general meeting of the SELLAS shareholders where the required quorum of two persons present and holding or representing at least one-third of the issued and outstanding SELLAS Shares is present or (ii) a shareholder written resolution signed by SELLAS shareholders holding at least 75% of the outstanding SELLAS Shares. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Pursuant to the terms and conditions of the Merger Agreement, SELLAS shareholders who are party to the support agreements will each execute written consents approving the Merger and related transactions. These shareholders do not hold a sufficient number of SELLAS Shares to adopt the Merger Agreement and the Bermuda Merger Agreement by themselves, and so other SELLAS shareholders holding at least 4% of the outstanding SELLAS Shares will also need to sign the SELLAS written consent to adopt the Merger Agreement and the Bermuda Merger Agreement and approve the Merger and the related transactions. The SELLAS written consent will be circulated to all SELLAS shareholders, and no meeting of SELLAS shareholders to adopt the Merger Agreement and the Bermuda Merger Agreement and approve the Merger and related transactions is planned to be held. SELLAS shareholders, including those who are parties to support agreements, are being requested to execute written consents providing such approvals.

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PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/consent solicitation statement and may not contain all of the information that is important to you. To better understand the Merger, the Galena proposals being considered at the Special Meeting and the SELLAS shareholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/consent solicitation statement carefully, including the Merger Agreement and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/consent solicitation statement. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement gives effect to Galena’s 1-for-20 reverse stock split of its common stock, which was effective at 12:01 a.m. Eastern Time on November 11, 2016, but does not give effect to the proposed Reverse Stock Split described in Galena Proposal No. 3, beginning on page 146 in this proxy statement/prospectus/consent solicitation statement.

The Companies

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

(855) 855-4253

Galena is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. Galena’s pipeline consists of multiple mid- to late-stage clinical assets, including Galena’s novel cancer immunotherapy programs including NeuVax (nelipepimut-S), GALE-301 and GALE-302 as well as Galena’s hematology asset, GALE-401. NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with myeloproliferative neoplasms, or MPNs, and Galena has completed a Phase 2 clinical trial of GALE-401 in patients with essential thrombocythemia, or ET. If the Merger is completed, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger.

SELLAS Life Sciences Group Ltd

O’Hara House

3 Bermudiana Road

Hamilton HM 11, Bermuda

+1-441-400-2873

SELLAS is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, galinpepimut-S, or GPS, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center, or MSK, that targets the Wilms tumor 1, or WT1, protein, which is present in 20 or more cancer types. GPS has potential as a monotherapy or in combination to address a broad spectrum of hematologic, or blood, cancers and solid tumor indications. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two indications, acute myeloid leukemia, or AML, and malignant pleural mesothelioma, or MPM, and is also in development as a potential treatment for multiple myeloma, or MM, and ovarian cancer. SELLAS plans to study GPS in up to four additional indications. SELLAS recently received Orphan Drug designations from the U.S. Food & Drug Administration, or FDA, as well as the European Medicines Agency, or EMA, for GPS in AML and MPM, as well as Fast Track designation for AML and MPM from the FDA.

Galena Bermuda Merger Sub, Ltd.

5th Floor Andrew’s Place

51 Church Street

Hamilton HM 12, Bermuda

(855) 855-4253

Merger Sub is an indirect wholly owned subsidiary of Galena and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 83)

If the Merger is completed, Merger Sub will merge with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena, as summarized above in the section titled “Questions and Answers about the Merger and the Galena Special Meeting—Q: What is the Merger?” and discussed in more detail below under the section titled “The Merger” beginning on page 83.

Reasons for the Merger (see pages 99 and 102)

Following the Merger, the continuing company will be a development-stage biopharmaceutical company focused on the development of novel cancer immunotherapies and therapeutics for a broad range of cancer indications. Galena and SELLAS believe that the continuing company will have the following potential advantages:

•	the continuing company will be a publicly traded, clinical-stage company with a diversified development portfolio of novel cancer immunotherapies and therapeutics, including GPS, a cancer immunotherapeutic agent that targets WT1 protein; and

•	the continuing company will be led by an experienced senior management team from SELLAS and a board of directors comprising seven members, a majority of whom will be independent, including five designated by SELLAS and two by Galena.

The Galena Board considered a number of factors in reaching its conclusion to approve the Merger, including the following:

•	the belief that the Merger would be more favorable to the stockholders of Galena than the potential value that might have resulted from other strategic options that may have been available to Galena, including remaining a stand-alone public company.

•	the opportunity as a result of the proposed Merger for Galena stockholders to participate in the potential value that may result from development of the SELLAS clinical development programs and the potential increase in value of the continuing company following the Merger.

•	the conclusion that existing Galena stockholders would have an opportunity to participate in the potential increase in value of the continuing company following the Merger.

•	various factors impacting the financial condition, results of operations and prospects for Galena, including:

•	the consequences of current market conditions, Galena’s current liquidity position, its depressed stock price and continuing net operating losses, and the likelihood that the resulting circumstances for Galena would not change for the benefit of the Galena stockholders in the foreseeable future on a stand-alone basis;

•	the risks of continuing to operate Galena on a stand-alone basis, including liquidity needs relating to, among other things, funding Galena’s ongoing and contemplated clinical trials; and

•	Galena management’s belief that it would be difficult to obtain sufficient equity or debt financing on acceptable terms, if at all.

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the exchange ratio used to establish the number of shares of Galena Common Stock to be issued in the Merger, and the expected relative percentage ownership of Galena stockholders and SELLAS shareholders immediately following the completion of the Merger;

•	the respective rights of, and limitations on, Galena and SELLAS under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Galena or SELLAS receive a competing proposal; and

•	the reasonableness of the potential termination fee of $750,000 and/or expense reimbursements of up to $100,000, which could become payable by either Galena or SELLAS if the Merger Agreement is terminated in certain circumstances.

In the course of its deliberations, the Galena Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	the substantial expenses to be incurred in connection with the Merger;

•	the possible volatility, at least in the short term, of the trading price of the Galena Common Stock resulting from the Merger announcement;

•	the risk that the Merger might not be consummated in a timely manner, or at all;

•	the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors composed of members the majority of whom will initially be designated by SELLAS; and

•	various other risks associated with the continuing company and the Merger, including those described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

In addition, the SELLAS board of directors approved the Merger based on a number of factors, including the following:

•	the potential to provide its current shareholders with greater liquidity by owning stock in a U.S. public company;

•	the cash resources of the continuing company expected to be available at the closing of the Merger relative to the anticipated burn rate of the continuing company;

•	the potential for access to U.S. public capital markets, including sources of capital from a broader range of investors to support the clinical development of GPS than it could otherwise obtain if it continued to operate as a foreign privately held company; and

•	the SELLAS board’s belief that no alternatives to the Merger were reasonably likely to create greater value for SELLAS shareholders at the time of reviewing the various alternatives that were considered by the SELLAS board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the Merger.

Opinion of Galena Financial Advisor (see page 104 and Annex G)

Canaccord Genuity Inc., or Canaccord Genuity, is acting as financial advisor to Galena in connection with the Merger. At a meeting of the Galena Board held on August 7, 2017 to evaluate the Merger, Canaccord Genuity delivered to the Galena Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated August 7, 2017, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Merger Consideration to be issued by Galena in the Merger is fair, from a financial point of view, to Galena. For purposes of Canaccord Genuity’s opinion, the term “Merger Consideration” means a number of shares of Galena Common Stock equal to the Exchange Ratio, which will be determined by applying a formula in which Galena will issue shares of Galena Common Stock sufficient to provide that holders of issued and outstanding SELLAS Shares (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately prior to the time the Merger becomes effective will hold 67.5% of the issued and outstanding Galena Common Stock (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately after the time the Merger becomes effective.

The full text of Canaccord Genuity’s opinion is attached to this proxy statement/prospectus/consent solicitation statement as Annex G and is incorporated into this proxy statement/prospectus/consent solicitation statement by reference. The description of Canaccord Genuity’s opinion set forth in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of such opinion. Holders of Galena Common Stock are encouraged to read Canaccord Genuity’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity in connection with its opinion. Canaccord Genuity’s opinion is not intended to, and does not, constitute advice or a recommendation to any holder of Galena Common Stock as to how such holder should vote with respect to the issuance of the Merger Consideration, or how any such holder should act on any other matter with respect to the Merger.

Interests of Certain Directors, Officers and Affiliates of Galena and SELLAS (see pages 111 and 116)

In considering the recommendation of Galena’s Board with respect to issuing shares of Galena Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Galena stockholders at the Special Meeting, Galena stockholders should be aware that certain members of Galena’s Board and executive officers of Galena have interests in the Merger that may be different from, or in addition to, interests they have as Galena stockholders. For example, certain officers of Galena who will be terminated in connection with the Merger are entitled to severance payments. All executive officers of Galena will receive annual bonuses for the year ended December 31, 2017 at the effective time of the Merger, even though that may be earlier than such bonuses would otherwise be payable. In addition, Stephen F. Ghiglieri, Galena’s Interim Chief Executive Officer and Chief Financial Officer, is expected to be a director of the continuing company effective as of the closing of the Merger. As of October 25, 2017, directors and executive officers of Galena owned or controlled less than 1% of the outstanding shares of Galena Common Stock. Galena directors and executive officers have entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/consent solicitation statement.

In considering the recommendation of the SELLAS board of directors, or the SELLAS Board, with respect to consenting to the adoption of the Merger Agreement and the Bermuda Merger Agreement and the approval of the Merger and related transactions, SELLAS’ shareholders should be aware that certain members of the Board and executive officers of SELLAS have interests in the Merger that may be different from, or in addition to, interests they have as SELLAS shareholders. For example, certain of SELLAS’ directors and executive officers are expected to become directors and executive officers of the continuing company upon the closing of the Merger. Specifically, all current executive officers of SELLAS are expected to become executive officers of the continuing company upon the closing of the Merger, with Dr. Angelos M. Stergiou serving as the President and Chief Executive Officer. Additionally, Dr. Stergiou will be designated to serve on the board of directors of the continuing company following the completion of the Merger. Some of SELLAS’ officers, directors and significant shareholders also entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 143.

Management Following the Merger (see page 260)

Effective as of the closing of the Merger, the continuing company’s executive officers are expected to be members of the SELLAS executive management team, including:

Name	Title
Angelos M. Stergiou, M.D., Sc.D. h.c.	Chief Executive Officer and Director

Aleksey N. Krylov, M.B.A.	Interim Chief Financial Officer

Nicholas J. Sarlis, M.D., Ph.D., FACP	Chief Medical Officer and Senior Vice President

Gregory M. Torre, Ph.D., J.D.	Chief Regulatory Officer and Senior Vice President, Technical Operations

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio (see page 124)

At the effective time of the Merger:

•	each SELLAS Share outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive a number of shares of Galena Common Stock at a rate equal to the Exchange Ratio (other than SELLAS Shares held or owned by Galena, SELLAS or Merger Sub, which will be cancelled without conversion or payment);

•	each warrant to purchase SELLAS Shares outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Galena and will become a warrant to purchase shares of Galena Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio; and

•	each option to purchase SELLAS Shares outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Galena and will become an option to purchase shares of Galena Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio; and

•	each outstanding SELLAS restricted stock unit, or SELLAS RSU, will be assumed by Galena and converted into a restricted stock unit with respect to Galena Common Stock, or a Galena RSU, with the number of shares subject to the Galena RSU determined in accordance with the Exchange Ratio.

Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants. See the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio.”

There will be no adjustment to the total number of shares of Galena Common Stock that SELLAS shareholders will be entitled to receive for changes in the market price of Galena Common Stock. Accordingly, the market value of the shares of Galena Common Stock issued pursuant to the Merger will depend on the market value of the shares of Galena Common Stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/consent solicitation statement.

Treatment of Galena Warrants and Stock Options (see page 135)

All warrants to purchase shares of Galena Common Stock that are outstanding immediately prior to the effective time of the Merger will remain outstanding following the effective time of the Merger. All options to purchase shares of Galena Common Stock, which are referred to herein as Galena Options, that are not exercised or settled, as applicable, prior to the effective time will remain outstanding and, if a holder of a Galena Option (other than a holder who is a member of the Galena Board) is terminated other than for cause within the meaning of Galena’s 2016 Incentive Plan, then such Galena Option held by such holder may be exercised for a period of time equal to the lesser of (i) one year after such termination and (ii) the original expiration date of the Galena Option. The exercise price of warrants and options to purchase Galena Common Stock and the number of shares of Galena Common Stock issuable upon exercise of those warrants will be adjusted in connection with the Reverse Stock Split. See “Matters Being Submitted to a Vote of Galena Stockholders—Galena Proposal No. 3: The Reverse Stock Split Proposal.”

Treatment of SELLAS Options, Warrants and RSUs (see page 135)

At the effective time of the Merger, (i) each option, whether or not vested, to purchase SELLAS Shares that is outstanding and unexercised immediately prior to the effective time of the Merger, (ii) each SELLAS warrant (excluding SELLAS warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Merger) that is outstanding and unexercised immediately prior to the effective time of the Merger and (iii) each SELLAS RSU outstanding immediately prior to the effective time of the Merger, will be converted into an option, warrant or RSU, respectively, for that number of shares of Galena Common Stock as determined pursuant to the Exchange Ratio described in more detail below. All rights with respect to each SELLAS option, warrant or RSU will be assumed by Galena in accordance with its terms. Accordingly, from and after the effective time of the Merger, each option, warrant and RSU assumed by Galena may be exercised solely for, or settled solely in, shares of Galena Common Stock.

The number of shares of Galena Common Stock subject to each outstanding SELLAS option, warrant or RSU assumed by Galena will be determined by multiplying the number of SELLAS Shares that were subject to such option, warrant or RSU by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Galena Common Stock. The per share exercise price for the shares of Galena Common Stock issuable upon exercise of each SELLAS option or warrant assumed by Galena (other than the Sely Warrant described in more detail in “Certain Relationships and Related Party Transactions—Equilibria Capital Management Limited—May 2015 $5.0 Million Convertible Note”) will be determined by dividing the per share exercise price of SELLAS Shares subject to such option or warrant by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option or warrant, or vesting or settlement of any RSU, will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option, warrant or RSU will otherwise remain unchanged.

Conditions to the Completion of the Merger (see page 137)

To complete the Merger, Galena stockholders must approve Galena Proposal Nos.1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal). Additionally, the SELLAS shareholders must approve the Merger and adopt the Merger Agreement and the Bermuda Merger Agreement. In addition to obtaining such stockholder approvals, each of the closing conditions set forth in the Merger Agreement must be satisfied or waived which include, among other things, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement is a part, the absence of an order preventing the consummation of the Merger by any governmental entity of competent jurisdiction, the continued listing of existing shares of Galena Common Stock on the Nasdaq Capital Market through the closing of the Merger and the approval for listing on the Nasdaq Capital Market of the shares of Galena Common Stock to be issued in the Merger.

Non-Solicitation (see page 132)

The Merger Agreement contains provisions prohibiting Galena and SELLAS from seeking a competing transaction. Under these “non-solicitation” provisions, subject to specified exceptions described in the Merger Agreement, each of Galena and SELLAS has agreed that neither it nor its subsidiaries, nor any of the directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives retained by it or any of its subsidiaries will directly or indirectly:

•	solicit, initiate, respond to or take any action to knowingly facilitate or encourage any inquiries or the communication, making, submission or announcement of any competing proposal or take any action that could reasonably be expected to lead to a competing proposal;

•	enter into or participate in any discussions or negotiations with any person with respect to any competing proposal;

•	furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating a competing proposal;

•	approve, endorse or recommend any competing proposal, subject to the terms and conditions in the Merger Agreement;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal; or

•	grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

Termination of the Merger Agreement (see page 139)

Either Galena or SELLAS can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 139)

The Merger Agreement contains specified termination rights for both Galena and SELLAS, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000 and/or, under specified circumstances, reimbursement for various expenses incurred up to a maximum of $100,000.

Support Agreements (see page 82)

In accordance with the terms of the Merger Agreement, (a) officers and directors of Galena owning or controlling, in the aggregate, less than 1% of the outstanding Galena Common Stock, have each entered into support agreements with SELLAS, which are referred to herein as the Galena Support Agreements, and (b) officers, directors and specified shareholders of SELLAS owning or controlling, in the aggregate, approximately 71% of SELLAS’ outstanding share capital, have each entered into support agreements with Galena, which are referred to herein as the SELLAS Support Agreements, and, together with the Galena Support Agreements, the Support Agreements. The Support Agreements place certain restrictions on the transfer of the shares of Galena and SELLAS held by the respective signatories and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing transaction.

Each person executing a Support Agreement has made representations and warranties to Galena or SELLAS, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the Support Agreement, due execution and enforceability of the Support Agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these Support Agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder or shareholder of their respective shares of Galena capital stock or SELLAS share capital, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each SELLAS shareholder executing a Support Agreement has also waived its statutory appraisal rights in connection with the Merger.

The Support Agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Regulatory Approvals (see page 135)

In the United States, Galena must comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the issuance of shares of Galena Common Stock and the filing of this proxy statement/prospectus/consent solicitation statement with the Securities and Exchange Commission, or the SEC.

In Bermuda, SELLAS and Merger Sub must obtain the prior permission of the Bermuda Monetary Authority, or the BMA, under the Exchange Control Act 1972, as amended and its related regulations, of Bermuda, or the Exchange Control Act, for the Merger. SELLAS has already requested and received this permission. In granting such consent, the BMA accepts no responsibility for SELLAS’ financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus/consent solicitation statement.

Material U.S. Federal Income Tax Consequences of the Merger (for more information, see page 119)

Each of Galena and SELLAS intends the Merger to be treated as a taxable sale of SELLAS Shares by the SELLAS shareholders in exchange for Galena Common Stock. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if the Merger is treated as a taxable transaction and not as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, the material tax consequences to U.S. Holders of SELLAS Shares will be as follows:

•	a SELLAS shareholder will recognize gain or loss upon the exchange of SELLAS Shares for Galena Common Stock pursuant to the Merger, including any cash received in lieu of a fractional share of Galena Common Stock as described below;

•	a SELLAS shareholder’s gain or loss generally will be calculated by the difference between such shareholder’s aggregate tax basis for the SELLAS Shares surrendered in the Merger (including any fractional share interest for which cash is received) and the fair market value as of the effective time of the Merger of the Galena Common Stock received in the Merger (plus any cash received); and

•	the holding period of the shares of Galena Common Stock received by a SELLAS shareholder in the Merger will begin as of the effective time of the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular SELLAS shareholder will depend on such shareholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

NASDAQ Stock Market Listing (see page 122)

Galena has filed an initial listing application for the continuing company with NASDAQ. If such application is accepted, Galena anticipates that the common stock of the continuing company will be listed on the Nasdaq

Capital Market following the closing of the Merger under the trading symbol “SLS.” Approval of the listing application is a condition to completion of the Merger. The NASDAQ initial listing criteria require that Galena have a minimum bid price of $4.00 per share. The closing bid price of the Galena Common Stock on NASDAQ was $0.35 on October 26, 2017.

Anticipated Accounting Treatment (see page 122)

The Merger will be treated by Galena as a reverse acquisition in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For accounting purposes, SELLAS is considered to be acquiring Galena in the Merger. This business combination will be accounted for under the acquisition method.

Appraisal Rights and Dissenters’ Rights (see page 123)

Holders of Galena Common Stock are not entitled to appraisal rights in connection with the Merger. Holders of SELLAS Shares may be entitled to appraisal rights in connection with the Merger under the Companies Act. For more information about such rights, see the provisions of Section 106 of the Companies Act, attached hereto as Annex H, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/consent solicitation statement.

Comparison of Rights of Holders of Galena Capital Stock and SELLAS Share Capital (see page 295)

Galena is incorporated under the laws of the State of Delaware, while SELLAS is incorporated under the laws of Bermuda. Accordingly, the rights of the Galena stockholders are governed by the Delaware General Corporation Law, or the DGCL, and the rights of the SELLAS shareholders are governed by the Companies Act. If the Merger is completed, SELLAS shareholders will become stockholders of Galena, and their rights will be governed by the DGCL, the Galena Bylaws and the Galena Certificate of Incorporation, as may be amended by Galena Proposal Nos. 3, 6 and 7 if approved by Galena stockholders at the Special Meeting. The rights of Galena stockholders contained in the Galena Certificate of Incorporation, and the Galena Bylaws differ from the rights of SELLAS shareholders under the memorandum of association and bye-laws of SELLAS, as more fully described under the section titled “Comparison of Rights of Holders of Galena Capital Stock and SELLAS Share Capital” in this proxy statement/prospectus/consent solicitation statement.

Risk Factors (see page 11)

Both Galena and SELLAS are subject to various risks associated with their businesses and the biopharmaceutical industry. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders. These risks include, but are not limited to:

•	Galena Common Stock trades at prices less than $1.00, which is the minimum bid price requirement under NASDAQ’s continued listing standards, as such Galena Common Stock may be subject to delisting from the Nasdaq Capital Market;

•	failure to meet a closing condition to the Merger given Galena’s current non-compliance with the NASDAQ’s continued listing requirements, as completion of the Merger is conditioned on Galena Common Stock being continually listed on the NASDAQ Capital Market, the shares of Galena Common Stock to be issued in the Merger being approved for listing, and the continuing company being approved for listing on the NASDAQ;

•	Galena’s Phase 3 PRESENT clinical trial of NeuVax was stopped due to futility and, because Galena has not been able to determine the causes for the failure of the clinical trial, it may be that NeuVax is not effective as a monotherapy in the treatment of the recurrence of breast cancer;

•	Galena’s product candidates, GALE-301 and GALE-302, have a similar mechanism of action to NeuVax and may not be effective product candidates as monotherapies to prevent the recurrence of ovarian cancer or other types of cancers;

•	Galena is, and in the future may be, subject to legal or administrative actions that could adversely affect Galena’s business financial condition and Galena’s business; and

•	additional capital will be needed prior to consummation of the Merger to fund the continuing company.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement. Galena and SELLAS encourage you to read and consider all of these risks carefully.

RISK FACTORS

The continuing company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/consent solicitation statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/consent solicitation statement.

Risks Related to the Merger

The Exchange Ratio is not adjustable based on the market price of Galena Common Stock so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9648 pre-split shares of Galena Common Stock for each SELLAS Share and would be within a range of approximately 124.9965 and 41.6655 post-split shares of Galena Common Stock for each SELLAS Share. These estimates are subject to adjustment prior to closing of the Merger, including adjustments to account for the issuance of any additional SELLAS Shares or Galena Common Stock, as applicable, prior to the consummation of the Merger. Issuances of Galena Common Stock involving the following securities or transactions, if any, will not impact the Exchange Ratio: (i) a potential third party financing consented to by SELLAS and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants. Any changes in the market price of Galena Common Stock before the completion of the Merger will not affect the number of shares SELLAS shareholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of Galena Common Stock declines from the market price on the date of the Merger Agreement, then SELLAS shareholders could receive Merger consideration with substantially lower value. Similarly, if before the completion of the Merger the market price of Galena Common Stock increases from the market price on the date of the Merger Agreement, then SELLAS shareholders could receive Merger consideration with substantially more value for their SELLAS Shares than the parties had negotiated for in the establishment of the Exchange Ratio. Because the Exchange Ratio does not adjust as a result of changes in the market value of Galena Common Stock, for each one percentage point that the market value of Galena Common Stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Merger consideration issued to SELLAS shareholders.

The market price of Galena Common Stock following the Merger may decline as a result of the Merger.

The market price of Galena Common Stock may decline as a result of the Merger for a number of reasons, including if:

•	investors react negatively to the prospects of the continuing company’s business and prospects; or

•	the performance of the continuing company’s business or its future prospects are not consistent with the expectations of financial or industry analysts;

•	the continuing company cannot raise the necessary capital to fund the clinical programs; or

•	the continuing company does not achieve benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

SELLAS and Galena securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the continuing company as compared to their current ownership and voting interest in the respective companies following the completion of the Merger.

After the completion of the Merger, the current securityholders of SELLAS and Galena will own a smaller percentage of the continuing company than their ownership of their respective companies prior to the Merger.

Immediately after the Merger, SELLAS securityholders will own approximately 67.5% of the Galena Common Stock and Galena securityholders, whose shares of Galena Common Stock will remain outstanding after the Merger, will own approximately 32.5% of the Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. These estimates are based on the anticipated pre- and post-Reverse Stock Split Exchange Ratio and are subject to adjustment. In addition, the seven-member board of directors of the continuing company, a majority of whom will be independent, will initially comprise five directors designated by SELLAS and, subject to the prior consent of SELLAS, not to be unreasonably withheld, two directors designated by Galena. Consequently, securityholders of SELLAS and Galena will be able to exercise less influence over the management and policies of the continuing company than they currently exercise over the management and policies of their respective companies.

If the conditions to the Merger are not met, the Merger may not occur.

Even if the Merger is approved by the SELLAS shareholders and the Share Issuance Proposal, the Change of Control Proposal and the Reverse Stock Split Proposal are approved by the stockholders of Galena, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/consent solicitation statement. Galena and SELLAS cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Galena and SELLAS each may lose some or all of the intended benefits of the Merger.

Failure to complete the Merger may result in Galena or SELLAS paying a termination fee to the other party and could harm the common stock price of Galena and future business and operations of each company.

If the Merger is not completed, Galena and SELLAS are subject to the following risks:

•	if the Merger Agreement is terminated under specified circumstances, Galena or SELLAS will be required to pay the other party a termination fee of $750,000 and/or up to $100,000 in expense reimbursements;

•	the attention of Galena and SELLAS management will have been diverted to the Merger instead of being directed solely to their respective operations and the pursuit of other opportunities that may have been beneficial to Galena and/or SELLAS;

•	the price of Galena Common Stock may decline further and remain volatile;

•	costs related to the Merger, such as legal and accounting fees, which Galena and SELLAS estimate will total approximately $ and $ , respectively, some of which must be paid even if the Merger is not completed;

•	Galena and SELLAS, if they remain stand-alone companies, may not be able to raise the necessary capital to support their respective operations; and

•	Galena may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and the Galena Board or the SELLAS Board determines to seek another business combination, there can be no assurance that either Galena or SELLAS will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.

During the pendency of the Merger, Galena and SELLAS may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Galena and SELLAS to make acquisitions, subject to specified exceptions relating to fiduciary duties or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may have been placed at a disadvantage to their competitors during the period leading up to the decision to terminate the Merger. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions. Any such transactions could be favorable to such party and such party’s securityholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Galena and SELLAS from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside legal counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the board of directors. In addition, if Galena or SELLAS terminate the Merger Agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, Galena or SELLAS would be required to pay a termination fee of $750,000 and/or up to $100,000 in expense reimbursements to the other party, as described under “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Galena or SELLAS or their securityholders, and may cause the respective boards of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for the SELLAS Shares makes it difficult to evaluate the fairness of the Merger, the shareholders of SELLAS may receive consideration in the Merger that is less than the fair market value of the SELLAS Shares or Galena may pay more than the fair market value of the SELLAS Shares.

The outstanding SELLAS Shares are privately held and not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of the SELLAS Shares. Because the percentage of Galena equity to be issued to SELLAS shareholders was determined based on negotiations between the parties, it is possible that the value of the Galena Common Stock to be received by SELLAS shareholders will be less than the fair market value of SELLAS Shares, or Galena may pay more than the fair market value of the SELLAS Shares.

Galena expects that it will need to raise additional capital prior to the completion of the Merger, which may be unavailable on acceptable terms, or at all, which may impair Galena’s ability to complete the Merger.

Galena expects that it will need to raise additional capital in order to complete the Merger, as it is unclear if it will be able meet all of its obligations at the closing of the Merger if it does not raise additional capital. Galena’s ability to raise additional capital will depend in part on conditions in the capital markets at that time, which are outside Galena’s control, on Galena’s financial prospects and the market’s perception of the Merger. Galena may be unable to raise additional capital on acceptable terms, or at all, prior to the closing of the Merger, which may impair Galena’s ability to complete the Merger.

Even if the Merger is consummated, the continuing company may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend on, among other things, the continuing company’s ability to achieve its business objectives and raise the necessary capital to fund its operations, including the successful development of its current and future product candidates. If the continuing company is not able to achieve these objectives, the anticipated benefits of the Merger may not be realized fully, may take longer to realize than expected, or may not be realized at all.

Galena and SELLAS have operated and, until the completion of the Merger, will continue to operate independently. Even if the Merger is completed, it is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business, an adverse impact on the value of the continuing company’s assets, or inconsistencies in standards, controls, procedures or policies that could adversely affect the continuing company’s ability to comply with reporting obligations as a public company, an inability to satisfy its obligations to third parties or to achieve the anticipated benefits of the Merger, or an inability to raise the necessary capital to fund each company’s operations. Integration efforts between the two companies will also divert management’s attention and resources. Any delays in the integration process or inability to realize the full extent of the anticipated benefits of the Merger could have an adverse effect on the continuing company’s business and the results of the continuing company’s operations. Such an adverse effect may impact the value of the shares of the Galena Common Stock after the completion of the Merger.

Potential difficulties that may be encountered in the integration process include, among other things, the following:

•	raising sufficient capital to fund the current clinical programs;

•	using the continuing company’s cash and other assets efficiently to develop the business of the continuing company;

•	appropriately managing the liabilities of the continuing company;

•	loss of key employees;

•	potential unknown or currently unquantifiable liabilities associated with the Merger and the operations of the continuing company; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

After the Merger is completed, the continuing company will need to raise capital, and there can be no assurance that such capital will be available.

As of the closing of the Merger, it is expected that the continuing company will have cash and cash equivalents of approximately $        , which is expected to be sufficient to fund the continuing company’s operations for at least          months after the closing of the Merger. The continuing company will, accordingly, need to raise capital through some type of financing after the closing of the Merger. There can be no assurance that any such financing will be available on acceptable terms, or at all.

If the Merger is not completed, Galena may elect to liquidate its remaining assets, and there can be no assurances as to whether any cash would be available to distribute to Galena’s stockholders after paying Galena’s debts and other obligations.

If Galena does not complete the Merger, the Galena Board may elect to take the steps necessary to liquidate all of Galena’s remaining assets. The process of liquidation may be lengthy and Galena cannot make any assurances regarding the timing of completing such a process. In addition, Galena would be required to pay all of Galena’s debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to whether any cash would be available to distribute to Galena stockholders after paying Galena’s debts and other obligations and setting aside funds for reserves, or as to the timing of any such distribution.

If Galena fails to continue to meet all applicable requirements of the Nasdaq Capital Market and NASDAQ determines to delist Galena Common Stock, the delisting could adversely affect the value and market liquidity of Galena Common Stock and harm Galena’s business and would impair Galena’s ability to complete the Merger.

It is a condition of SELLAS’ obligation to complete the Merger that Galena maintain the listing of the Galena Common Stock on the Nasdaq Capital Market where the Galena Common Stock is currently listed. In order to maintain that listing, Galena must satisfy minimum financial and other listing requirements, including the closing bid price requirement. On March 24, 2017, Galena received notice from the Listing Qualifications Department of NASDAQ that the Galena Common Stock had not met the $1.00 per share minimum bid price requirement for the previous 30 consecutive business days, and that Galena was therefore not in compliance with the requirements for continued inclusion on the Nasdaq Capital Market under NASDAQ Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Galena had 180 calendar days, or until September 20, 2017, to regain compliance with this minimum bid price requirement. On September 21, 2017, NASDAQ notified Galena that, while Galena had not regained compliance with the minimum bid price requirement, it was eligible for an additional 180-day grace period, or until March 19, 2018, to regain compliance with the $1.00 per share minimum bid price requirement.

NASDAQ’s determination to grant an additional 180-day grace period was based on Galena having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and on Galena’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this second 180-day grace period the closing bid price of the Galena Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. Under NASDAQ Rule 5810(c)(3)(F), NASDAQ may, in its discretion require Galena to maintain a minimum bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining Galena has demonstrated an ability to maintain long-term compliance. If Galena does not regain compliance with the minimum bid price requirement by March 19, 2018, NASDAQ will provide written notification to Galena that the Galena Common Stock will be delisted. At that time, Galena may appeal the NASDAQ staff’s determination to a Hearings Panel, which will stay the delisting process pending the decision of the Hearings Panel. Galena will be required to provide a plan to regain compliance to the Hearings Panel. If the Hearings Panel decides to continue with delisting of Galena, the Hearing Panel’s decision may be appealed to the NASDAQ Listing and Hearing Review Council, but such appeal will not stay the delisting process. The closing bid price of the Galena Common Stock on NASDAQ was $0.35 on October 26, 2017.

While Galena intends to engage in efforts to regain compliance through, among other things, the Reverse Stock Split, and thus maintain Galena’s listing, there can be no assurance that Galena will be able to regain compliance during the applicable time periods set forth above. If Galena fails to continue to meet all applicable NASDAQ requirements in the future and NASDAQ determines to delist the Galena Common Stock, the delisting could substantially decrease trading in Galena Common Stock, adversely affect the market liquidity of Galena Common Stock, adversely affect Galena’s ability to obtain financing on acceptable terms, if at all, for the continuation of Galena’s operations and harm Galena’s business. Additionally, the market price of Galena Common Stock may decline further and Galena stockholders may lose some or all of their investment.

A failure by the continuing company to comply with the initial listing standards of NASDAQ will result in a failure of SELLAS’ obligation to complete the Merger and the Merger may not occur.

Upon the completion of the Merger, the continuing company will be required to meet the initial listing requirements to maintain the listing and continued trading of the Galena Common Stock on the Nasdaq Capital Market. These initial listing requirements are more difficult to achieve than the continued listing requirements under which Galena Common Stock is now trading. Based on information currently available to Galena, Galena anticipates that it will be unable to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger unless Galena effects the Reverse Stock Split. If Galena is unable to satisfy these requirements, a condition to SELLAS’ obligation to complete the Merger will not be satisfied and the Merger may not occur. It is also a condition of SELLAS’ obligation to complete the Merger that Galena maintain the listing of the Galena Common Stock on NASDAQ. In addition, oftentimes a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Galena believes that the Reverse Stock Split will be in the best interest of the continuing company and Galena stockholders. However, Galena cannot assure you that the implementation of the Reverse Stock Split will have a positive impact on the price of the Galena Common Stock.

Galena may become involved in securities class action litigation that could divert management’s attention and harm Galena’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The continuing company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the continuing company’s business.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either Galena or SELLAS can refuse to complete the Merger if there is a material adverse change affecting the other party between August 7, 2017, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Galena or SELLAS, including:

•	any effect, change, event, circumstance or development in the conditions generally affecting the industries in which SELLAS and Galena operate or the U.S. or global economy or capital markets as a whole;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation of worsening thereof;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	any effect resulting from the announcement or pendency of the Merger or any related transactions;

•	any failure by Galena or SELLAS to meet internal projections or forecasts or third-party revenue or earnings predictions for any period ending on or after August 7, 2017;

•	with respect to Galena, any change in the price or trading volume of Galena Common Stock;

•	any rejection by a governmental body of a registration or filing by SELLAS or Galena relating to specified intellectual property rights; or

•	with respect to SELLAS, any change in the cash position of SELLAS that results from operations in the ordinary course of business.

If adverse changes occur and Galena and SELLAS still complete the Merger, the stock price of the continuing company may suffer. This in turn may reduce the value of the Merger to the stockholders of Galena, shareholders of SELLAS or both.

Some Galena and SELLAS executive officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Some officers and directors of Galena and SELLAS participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the continuing company, severance and retention benefits, payment of current year incentive compensation, continued indemnification and the potential ability to sell an increased number of shares of common stock of the continuing company in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For more information regarding the interests of the Galena and SELLAS executive officers and directors in the Merger, see the sections titled “The Merger—Interests of the Galena Directors and Executive Officers in the Merger” and “The Merger—Interests of SELLAS Directors and Executive Officers in the Merger” of this proxy statement/prospectus/consent solicitation statement.

Because the Merger will result in an ownership change under Section 382 of the Code for Galena, Galena’s pre-Merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of SELLAS and of the continuing company may also be subject to limitations as a result of ownership changes.

As of June 30, 2017, Galena had $277 million of pre-Merger federal net operating loss carryforwards. If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership among certain stockholders (under rules specified in Code Section 382, including, generally, stockholders holding greater than 5% of Galena’s equity and the aggregate “public group” of stockholders) that exceeds fifty percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. The Merger will result in an ownership change for Galena and, accordingly, Galena’s net operating loss carryforwards and certain other tax attributes will be subject to limitation and possibly elimination after the Merger. This limitation is based on a percentage of the value of the equity of Galena, not the amount of the net operating loss carryovers. SELLAS has not performed an analysis on whether it has experienced any ownership changes in the past. However, it is possible that SELLAS’ net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of prior shifts in equity ownership and/or the Merger. Additional ownership changes in the future could result in additional limitations on Galena’s, SELLAS’ and the continuing company’s net operating loss carryforwards and certain other tax attributes. Consequently, even if the continuing company achieves profitability, it may not be able to utilize a material portion of Galena’s, SELLAS’ or the continuing company’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Risks Related to Galena’s Former Commercial Operations

Galena is subject to U.S. federal and state health care fraud and abuse and false claims laws and regulations, and Galena recently has been subpoenaed in connection with marketing and promotional practices related to Abstral (fentanyl) sublingual tablets. Prosecutions under such laws have increased in recent years and Galena may become subject to such prosecutions or related litigation under these laws. If Galena has not fully complied with such laws, Galena could face substantial penalties.

Galena’s former commercial operations and development programs are subject to various U.S. federal and state fraud and abuse laws, including, without limitation, the federal False Claims Act, federal Anti-Kickback Statute, and the federal Sunshine Act. A federal investigation led by the U.S. Attorney’s Office for the Southern District of Alabama, or the SDAL, of two of the high-prescribing physicians for Abstral (fentanyl) sublingual tablets resulted in the criminal prosecution of the two physicians for alleged violations of the federal False Claims Act and other federal statutes. On April 28, 2016, a second superseding indictment was filed in the criminal case, which added additional information about the defendant physicians and provided information regarding the facts and circumstances involving a rebate agreement between Galena and the defendant physicians’ pharmacy as well as their ownership of Galena Common Stock. The criminal trial, which began on January 4, 2017, concluded with a jury verdict on February 23, 2017 finding these physicians guilty on 19 of 20 counts. In May 2017, one physician was sentenced to twenty years in prison, and the other physician was sentenced to twenty-one years in prison. At the end of the SDAL case, SDAL dismissed count 18 of the indictment charging that the physicians conspired, through the C&R Pharmacy, to receive illegal kickbacks in exchange for prescribing Abstral. To Galena’s knowledge, Galena was not a target or subject of that investigation.

There have also been federal and state investigations of a company that has a product that competes with Abstral in the same therapeutic class, and Galena has learned that the U.S. Food and Drug Administration, or the FDA, and other governmental agencies were investigating Galena’s Abstral promotion practices. In December 2015, Galena announced it had received a subpoena from the U.S. Attorney’s Office for the District of New Jersey, or the USAO NJ, requesting the production of a broad range of documents pertaining to marketing and promotional practices related to Abstral, a product which it sold to Sentynl Therapeutics Inc. for aggregate gross consideration of $12 million in November 2015. In January 2016, Galena announced that the USAO NJ and Department of Justice, or the DOJ, were conducting a criminal and civil investigation of Galena as well as possibly one or more then-current and/or former employees. On September 8, 2017, DOJ announced a settlement agreement regarding the USAO NJ and DOJ’s investigation as to Galena. The settlement involves a non-criminal resolution agreement and a civil payment of approximately $7.551 million, plus interest accrued since the date of reaching an agreement in principle payable in equal installments over twelve months, in return for a release of government claims of Galena in connection with the investigation.

Galena may be subject to legal or administrative actions as a result of these matters, or the impact of such matters. If Galena is found to be in violation of the False Claims Act, Anti-Kickback Statute, Patient Protection and Affordable Care Act, or any other applicable state or any federal fraud and abuse laws, Galena may be subject to penalties, such as civil and criminal penalties, damages, fines, or an administrative action of exclusion from government health care reimbursement programs. Galena can make no assurances as to the time or resources that will need to be devoted to these matters or their outcome, or the impact, if any, that these matters or any resulting legal or administrative proceedings may have on Galena’s business or financial condition.

Galena is subject to many regulatory provisions that include criminal provisions. If Galena is unable to comply with these provisions in the operation of Galena’s business, Galena may become subject to civil and criminal investigations and proceedings that could have a material adverse effect on Galena’s business, financial condition and prospects.

The federal False Claims Act prohibits persons from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Qui tam suits filed under the False Claims Act can be brought by any individual on behalf of the government and such individuals, commonly known as “relators” or “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing qui tam actions has increased significantly in recent years, causing greater numbers of health care companies to have to defend such qui tam actions and pay substantial sums to settle such actions. A qui tam action had been filed against Galena and others as described in the settlement agreement with DOJ and USAO NJ. As set forth in that settlement agreement, for a release of all claims against Galena and its officers and directors and dismissal with prejudice of the qui tam lawsuit, the relator received a portion of the $7.551 million payment to the federal government. Upon payment of the settlement amount, the federal government and the relator will dismiss with prejudice their claims against Galena in the qui tam lawsuit. In a separate settlement agreement, Galena will pay $300,000 in cash and Galena

Common Stock to the relator’s counsel for the statutory mandated attorneys fees. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the statute has been violated. The Anti-Kickback Statute is broad, and despite a series of narrow safe harbors, prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil and administrative sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. An alleged violation of the Anti- Kickback Statute may be used as a predicate offense to establish liability pursuant to other federal laws and regulations such as the federal False Claims Act. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only Medicare and Medicaid programs.

The federal Patient Protection and Affordable Care Act includes provisions expanding the ability of certain relators to bring actions that would have been dismissed under prior law. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. The Deficit Reduction Act of 2005 encouraged states to enact or modify their state false claims acts to be at least as effective as the federal False Claims Act by granting states a portion of any federal Medicaid funds recovered through Medicaid-related actions. Most states have enacted state false claims laws, and many of those states included laws including qui tam provisions. The federal Patient Protection and Affordable Care Act includes provisions known as the Physician Payments Sunshine Act, which requires manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosures. Manufacturers must also disclose investment interests held by physicians and their family members. Failure to submit the required information may result in civil monetary penalties of up to $1 million per year for knowing violations and may result in liability under other federal laws or regulations. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals. In addition, some states such as Massachusetts and Vermont imposed an outright ban on certain gifts to physicians. These laws could affect Galena’s product promotional activities by limiting the kinds of interactions Galena could have with hospitals, physicians or other potential purchasers or users of Galena’s system. Both the disclosure laws and gift bans also will impose administrative, cost and compliance burdens on Galena.

Galena faces product liability exposure and, if successful claims are brought against Galena, Galena may incur substantial liability if Galena’s insurance coverage for those claims is inadequate.

The commercial sale of Galena’s products after they are approved as well as the use of Galena’s product candidates in clinical trials exposes Galena to possible product liability claims. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA, if Galena’s products were sold to third parties, or if Galena’s products are provided in clinical trials. Galena’s products are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with Galena’s products could result in injury to a patient or even death. For example, because the placebo may have performed better than NeuVax in the PRESENT (Prevention of Recurrence in Early-Stage, Node-Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) Trial, the use of NeuVax may have worsened the patient’s condition.

Product liability claims may be brought against Galena by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with Galena’s products or generic versions of

Galena’s products. If Galena cannot successfully defend itself against product liability claims Galena could incur substantial liabilities. Because Galena has sold Abstral and Zuplenz (ondansetron) oral soluble film and provided NeuVax as a study drug in the PRESENT Trial and other clinical trials, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of Galena’s business reputation;

•	costs of related litigation;

•	distraction of management’s attention from Galena’s primary business; or

•	substantial monetary awards to patients or other claimants.

Galena has obtained product liability insurance coverage for commercial product sales with a $10 million per occurrence and a $10 million annual aggregate coverage limit. Galena’s insurance coverage may not be sufficient to cover all of Galena’s product liability related expenses or losses and may not cover Galena for any expenses or losses Galena may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Galena may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect Galena against losses due to product liability. If Galena determines that it is prudent to increase Galena’s product liability coverage based on sales of Galena’s products, Galena may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of Galena’s products. A successful product liability claim or series of claims brought against Galena could cause Galena’s stock price to decline and, if judgments exceed Galena’s insurance coverage, could decrease Galena’s cash and have a material adverse effect on Galena’s business, results of operations, financial condition and prospects.

Galena’s business involves the use of hazardous materials and Galena and its third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how Galena does business.

Galena’s third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials. Galena and Galena’s manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials even after Galena sells or otherwise disposes of the products. In some cases, these hazardous materials and various wastes resulting from their use will be stored at Galena’s contractors or manufacturers’ facilities pending use and disposal. Galena cannot completely eliminate the risk of contamination, which could cause injury to Galena’s employees and others, environmental damage resulting in costly cleanup and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although Galena expects that the safety procedures utilized by Galena’s third-party contractors and manufacturers for handling and disposing of these materials will generally comply with the standards prescribed by these laws and regulations, Galena cannot guarantee that this will be the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Galena may be held liable for any resulting damages and such liability could exceed Galena’s resources. Galena does not currently carry biological or hazardous waste insurance coverage and Galena’s property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Galena will continue to be responsible for certain liabilities and obligations related to Abstral and Zuplenz, and if unknown liabilities were to arise it could have a material adverse effect on Galena.

Under Galena’s respective asset purchase agreements with Sentynl Therapeutics, Inc. and Midatech Pharma PLC, Galena’s future obligations under Galena’s former agreements with Orexo AB and MonoSol Rx have been assumed by Sentynl and Midatech, respectively, except that Galena will continue to be responsible for chargebacks, rebates, patient assistance and certain other product distribution channel liabilities related to Abstral and Zuplenz for a specified period of time post-closing. With respect to Abstral, Galena will continue to be responsible for returns for products sold prior to November 19, 2015, chargebacks and rebates through February 17, 2016 and patient assistance for a period subsequent to November 19, 2015 which shall terminate on the earlier of (i) February 19, 2016 or (ii) cumulative patient benefits accrued following November 19, 2015 equal to $440,000. With respect to Zuplenz, Galena will continue to be responsible for returns for a period from December 24, 2015 through December 24, 2016 for products which Galena previously sold and will be responsible from and after such period for any downstream returns from end user customers or returns from wholesalers from inventory existing as of December 24, 2015 that was sold by Galena prior to December 24, 2015. In addition, Galena will continue to be responsible for Medicaid rebates with respect to the fourth quarter of 2015 and payment claims arising from sales by customers any time prior and up to February 22, 2016. Galena is also responsible for any pre-closing liabilities and obligations related to Abstral and Zuplenz, including unknown liabilities, and have agreed in the respective asset purchase agreements to indemnify Sentynl and Midatech for any breach of Galena’s representations, warranties and covenants in the respective asset purchase agreements up to certain agreed to amounts. As presently believed by Galena, responsibilities to Sentynl and Midatech are not material, but if substantial unknown liabilities were to arise, it could have a material adverse effect on Galena’s financial condition. In this regard, Galena has been advised by one of its wholesale customers that Zuplenx inventory held by that customer under an alleged agreement with Galena is approaching its expiration date and needs to be swapped with better dated Zuplenz product. That customer and Galena have settled the swap by Galena paying the customer $500,000. Midatech has advised Galena that the same Zuplenz inventory is reaching its expiration date and will be returned. Under the terms of the asset purchase agreement, Midatech maintained that the cost of the return is $1.5 million and Galena needs to pay Midatech for the return. Midatech has since withdrawn that claim. Galena believes the settlement with the customer has resolved any return issues with Midatech without additional cost to Galena. However, no assurance can be given that Galena will not face additional liabilities under these asset purchase agreements.

Risks Related to Galena’s Development Programs

Galena’s drug candidates may not receive regulatory approval or be successfully commercialized.

Before they can be marketed, Galena’s clinical trials of its product candidates are subject to inspection. The same products are subject to inspection and approval by the FDA or similar foreign governmental agencies prior to being manufactured or marketed. The inspections by the FDA could delay the completion of the clinical trial and manufacturing of the product and thus the approval of the product. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome.

Before obtaining regulatory approval for the sale of any drug candidate, Galena must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of Galena’s product candidates. Although Galena’s drug candidates have exhibited no serious adverse events, or SAEs, in the Phase 1 and 1/2 clinical trial, SAEs or other unexpected side effects may arise during further testing and development, and a failure of any preclinical study or clinical trial can occur at any stage of testing. The results of preclinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. It also is possible to suffer significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Galena’s Phase 3 PRESENT clinical trial of NeuVax was stopped due to futility and, since Galena has not been able to determine the causes for the failure of the clinical trial, it may be that NeuVax is not effective as a monotherapy in the treatment of the recurrence of breast cancer, which could indicate that certain of Galena’s other product candidates may also not be effective.

On June 27, 2016, the Independent Data Monitoring Committee conducted the pre-planned interim analysis of the PRESENT Trial and recommended that Galena stop the clinical trial because of futility, as the placebo may have performed better than NeuVax in the PRESENT trial. While there may have been factors about the design or conduct of the PRESENT trial that caused its failure, it may be that NeuVax is not effective as a monotherapy in the treatment of the recurrence of breast cancer. As Galena product candidates GALE-301 and GALE-302 have a similar mechanism of action to NeuVax, they may no longer be effective product candidates as a monotherapies for the prevention of the recurrence of ovarian cancer or other types of cancer.

A number of different factors could prevent Galena from obtaining regulatory approval or commercializing Galena’s product candidates on a timely basis, or at all.

Clinical trials of a drug candidate may be suspended at any time for various reasons, including if Galena or other regulatory agencies believe the subjects or patients participating in such trials are being exposed to unacceptable health risks. A suspension may come from: Galena; the FDA or other applicable regulatory authorities; an Independent Data Safety Monitoring Board, or DSMB, governing Galena’s clinical trials; or an institutional review board, or IRB, which is an independent committee registered with and overseen by the U.S. Department of Health and Human Services, or the HHS, that functions to approve, monitor and review biomedical and behavioral research involving humans. Among other reasons, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or other regulatory authorities suspending or terminating the trial and refusing to approve a particular drug candidate for any or all indications of use.

Clinical trials of a new drug candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the drug candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, and delays in patient enrollment can result in increased costs and longer development times than Galena expects at present. Patients who are enrolled at the outset of the trial may eventually choose for personal reasons not to participate in the study. Galena also competes for eligible patients with other clinical trials underway, and Galena may experience delays in patient enrollment due to the dependency of other trials underway in the same patient population.

Clinical trials also require the review and oversight of IRBs, which approve and continually review clinical investigations to protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical trials, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.

In addition, cancer vaccines are a relatively new form of therapeutic treatment and a very limited number of such products have received regulatory approval. Therefore, the FDA or other regulatory authority may apply standards for approval of a new cancer vaccine that is different from past experience.

Numerous factors could affect the timing, cost or outcome of Galena’s drug development efforts, including the following:

•	difficulties or delays in enrolling patients in Galena’s planned clinical trials in conformity with required protocols or projected timelines;

•	conditions imposed on Galena by the FDA or comparable foreign authorities regarding the scope or design of Galena’s clinical trials;

•	difficulties or delays in arranging for third parties to conduct clinical trials of Galena’s product candidates;

•	problems in engaging IRBs to oversee trials or problems in obtaining or maintaining IRB approval of studies;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to Galena in a timely manner;

•	Galena’s drug candidates having very different chemical and pharmacological properties in humans than in laboratory testing and interacting with human biological systems in unforeseen, ineffective or harmful ways, and the possibility that Galena’s previous Phase 1 or Phase 2 trials will not be indicative of Galena’s drug candidates’ performance in larger patient populations;

•	the need to suspend or terminate Galena’s clinical trials if the participants are being exposed to unacceptable health risks;

•	insufficient or inadequate supply or quality of Galena’s drug candidates or other necessary materials necessary to conduct Galena’s clinical trials;

•	disruption at Galena’s clinical trial sites resulting from local social or political unrest or other geopolitical factors;

•	effects of Galena’s drug candidates not having the desired effects or including undesirable side effects or the drug candidates having other unexpected characteristics;

•	negative or inconclusive results from Galena’s clinical trials or the clinical trials of others for drug candidates similar to Galena’s own or inability to generate statistically significant data confirming the efficacy of the product being tested;

•	adverse results obtained by other companies developing similar drugs;

•	modification of the drug during testing;

•	Galena’s capital resources; and

•	reallocation of Galena’s financial and other resources to other clinical programs.

It is possible that none of the product candidates that Galena develops will obtain the appropriate regulatory approvals necessary for Galena to begin selling them or that any regulatory approval to market a product may be subject to limitations on the indicated uses for which Galena may market the product. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the complexity of the drug candidate. Any analysis Galena performs of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on Galena’s ability to generate revenue from the particular drug candidate.

In addition, the length of time to develop the product candidates as well as any regulatory delays in the development and regulatory approval process could cause the patent exclusivity to be unavailable or greatly reduced for each product candidate. The lack of patent exclusivity could have a material adverse effect on Galena’s ability to generate revenue from the particular drug candidate.

Galena is also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside of the United States.

Galena is dependent upon contract manufacturers for clinical supplies of Galena’s product candidates.

Galena does not have the facilities or expertise to manufacture supplies of any of Galena’s product candidates for clinical trials. Accordingly, Galena is dependent upon contract manufacturers for these supplies. There can be no assurance that Galena will be able to secure needed supply arrangements on reasonable terms, or at all. There is also no assurance that these contract manufacturers will receive the necessary approval after any FDA inspection of their facilities to continue to manufacture the products for trials or commercial sale. Galena’s failure to secure these arrangements as needed could have a materially adverse effect on Galena’s ability to complete the development of Galena’s product candidates or, if Galena obtains regulatory approval for Galena’s product candidates, to commercialize them.

Galena’s current plans call for the manufacture of Galena’s compounds by contract manufacturers offering research grade, Good Laboratory Practices grade and Good Manufacturing Practices grade materials for preclinical studies (e.g., toxicology studies) and for clinical use. Certain of Galena’s product candidates are complex molecules requiring many synthesis steps, which may lead to challenges with purification and scale-up. These challenges could result in increased costs and delays in manufacturing. For GALE-401, Galena would change contract manufacturers for the supply of the clinical study drug and the commercial product, which may lead to delays in the initiation and completion of the Phase 3 trial and filing for regulatory approval.

In the clinical trials using NeuVax, Leukine is also administered and its availability is dependent upon a third-party manufacturer, which may or may not reliably provide Leukine, thus jeopardizing the completion of the trials.

NeuVax is administered in combination with Leukine, a recombinant human granulocyte macrophage-colony stimulating factor, which is referred to herein as rhGM-CSF or GM-CSF, available in both liquid and lyopholyzed forms exclusively from Genzyme Corporation, or Genzyme, a subsidiary of Sanofi-Aventis. Galena will continue to be dependent on Genzyme for Galena’s supply of Leukine in connection with the ongoing NeuVax and GALE-301/GALE-302 trials and the potential commercial manufacture of these programs. Galena has not entered into a supply agreement with Genzyme. Any temporary interruptions or discontinuation of the availability of Leukine, or any determination by Galena to change the GM-CSF used with NeuVax or GALE-301/GALE-302, may have a material adverse effect on Galena’s clinical trials and any commercialization of the assets.

Galena may not be able to establish or maintain the third-party relationships that are necessary to develop or potentially commercialize some or all of Galena’s product candidates.

Galena expects to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support Galena’s discovery efforts, to formulate product candidates, to manufacture Galena’s product candidates, and to conduct clinical trials for some or all of Galena’s product candidates. Galena cannot guarantee that Galena will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, vendors and other third parties on favorable terms, if at all. Galena’s ability to successfully negotiate such agreements will depend on, among other things, potential partners’ evaluation of the superiority of Galena’s technology over competing technologies and the quality of the preclinical and clinical data that Galena has generated, and the perceived risks specific to developing Galena’s product candidates. If Galena is unable to obtain or maintain these agreements, Galena may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize Galena’s product candidates. Under certain license agreements that Galena has already entered into, Galena has minimum dollar amounts per year that Galena is obligated to spend on the development of the technology Galena has licensed from Galena’s contract partners and other obligations to maintain certain licenses. If Galena fails to meet this requirement under any of Galena’s licenses that contain such requirements or any other obligations under these licenses, Galena may be in breach of Galena’s obligations under such agreement, which may result in the loss of the technology licensed. Galena cannot necessarily control the amount or timing of resources that Galena’s contract partners will devote to Galena’s research and development programs, product candidates or potential product candidates, and Galena cannot guarantee that these parties will fulfill their obligations to Galena under these arrangements in a timely fashion. Galena may not be able to readily terminate any such agreements with contract partners even if such contract partners do not fulfill its obligations to Galena.

In addition, Galena may receive notices from third parties from time to time alleging that Galena’s technology or product candidates infringe upon the intellectual property rights of those third parties. Any assertion by third parties that Galena’s activities or product candidates infringe upon its intellectual property rights may adversely affect Galena’s ability to secure strategic partners or licensees for Galena’s technology or product candidates or Galena’s ability to secure or maintain manufacturers for Galena’s compounds.

If Galena fails to meet its obligations under Galena’s license agreements, Galena may lose the ability to develop its product candidates

Galena’s business depends on Galena’s ability to license therapeutic compounds from third parties. If Galena fails to meet its obligations under Galena’s license agreements, Galena may lose the ability to develop its product candidates, which would adversely affect Galena’s business.

Galena is subject to competition and may not be able to compete successfully.

The biotechnology industry, including the cancer immunotherapy market, is intensely competitive and involves a high degree of risk. Galena competes with other companies that have far greater experience and financial, research and technical resources than Galena. Potential competitors in the United States and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than Galena. Some of Galena’s competitors may develop and commercialize products that compete directly with those incorporating Galena’s technology, introduce products to market earlier than Galena’s products or on a more cost effective basis. In addition, Galena’s technology may be subject to competition from other technology or methods developed using techniques other than those developed by traditional biotechnology methods. Galena’s competitors compete with Galena in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to Galena’s technology. Galena and Galena’s collaborators may face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including the potentially dominant patent positions of others. An inability to successfully complete Galena’s product development could lead to Galena having limited prospects for establishing market share or generating revenue from Galena’s technology.

GALE-401 must successfully complete a Phase 3 clinical trial and obtain regulatory approval before Galena can market the product and Galena’s competitors may obtain a successful clinical trial result and regulatory approval before Galena does.

GALE-401 contains the active ingredient, anagrelide, an FDA-approved product for the treatment of patients with MPNs, to lower abnormally elevated platelet levels. The currently available immediate release, or IR, version of anagrelide causes adverse reactions that are believed to be dose and plasma concentration dependent. According to the Highlights section of the FDA-approved prescribing information for AGRYLIN (anagrelide hydrochloride) capsules, for oral use (as revised in July 2015), the most common adverse reactions (incidence ≥ 5%) are headache, palpitations, diarrhea, asthenia, edema, nausea, abdominal pain, dizziness, pain, dyspnea, cough, flatulence, vomiting, fever, peripheral edema, rash, chest pain, anorexia, tachycardia, malaise, paresthesia, back pain, pruritus and dyspepsia. These adverse reactions may limit the use of the IR version of the drug. Therefore, reducing the maximum concentration, or Cmax, is hypothesized to reduce the adverse reactions, while preserving efficacy, potentially allowing broader use of the drug. Galena has analyzed data from multiple Phase 1 and 2 GALE-401 clinical trials and the treatment landscape for MPNs, with a current focus on ET, where Galena sees an unmet medical need in patients who are intolerant to the current standard of care. The risks include but are not limited to regulatory (agreement with regulatory agency on the development plan), operational (rate of enrollment), and statistical confirmation of the safety and efficacy endpoints. In addition, pursuant to the terms of the Exclusive License Agreement with BioVascular, Inc., or BVI, dated December 20, 2013, or the BVI License Agreement, if the first patient is not enrolled in the Phase 3 clinical trial by December 31, 2018, BVI shall have the right to terminate the BVI License Agreement. Even if Galena successfully completes a Phase 3 trial, there are other potential competitors whose clinical trials may be successful and obtain regulatory approval prior to Galena’s regulatory approval.

Galena is dependent on technologies Galena licenses, and if Galena loses the right to license such technologies or fails to license new technologies in the future, Galena’s ability to develop new products would be harmed.

Galena currently is dependent on licenses from third parties for technologies relating to Galena’s product candidates. Galena’s current licenses impose, and any future licenses Galena enters into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on Galena. If Galena’s license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while Galena seeks to license similar technology or develop new non-infringing technology. The costs of obtaining new licenses are high.

Risks associated with operating in foreign countries could materially adversely affect Galena’s product development.

Galena may conduct future studies in countries outside of the United States. Consequently, Galena may be subject to risks related to operating in foreign countries. Risks associated with conducting operations in foreign countries include:

•	differing regulatory requirements for drug approvals and regulation of approved drugs in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses or reduced revenues, and other obligations incident to doing business or operating in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

Risks Related to Galena’s Financial Position and Capital Requirements

Galena is conducting a review of strategic alternatives for Galena, including evaluating potential paths forward for NeuVax, GALE-301/GALE-302 and GALE-401 that could significantly impact Galena’s future operations and financial position.

In January 2017, Galena announced that the Galena Board had initiated a review of strategic alternatives that could result in changes to Galena’s business strategy and future operations, which has resulted in the Merger. As part of this process, and in connection with the Merger, the Galena Board is reviewing GALE-401 and GALE-301/GALE-302 for potential internal development or strategic partnership, with the goal of maximizing stockholder value. Whether or not Galena completes the Merger, if Galena determines to further develop NeuVax, GALE-301/GALE-302 and GALE-401, or all of the products, Galena will need to obtain substantial additional funding. Such funding is constrained by the disqualifications to use Regulation A and Regulation D of the SEC regulations arising from the cease and desist order issued by the SEC on April 10, 2017 in the stock promotion practices investigation. In addition, Galena’s current ineligibility to use a Form S-3 registration statement currently limits Galena’s ability to raise capital.

Galena may not be able to obtain sufficient financing, and may not be able to develop Galena’s product candidates.

Galena had cash and cash equivalents of approximately $18.1 million as of June 30, 2017. Galena had no revenue during the six months ended June 30, 2017, and Galena’s cash burn from operations for the six months ended

June 30, 2017 was approximately $20.0 million. Galena believes that Galena’s existing cash and cash equivalents should be sufficient to fund Galena’s operations for at least eight months from August 14, 2017 the date of issuance of Galena’s consolidated financial statements for the quarter ended June 30, 2017. This projection is based on Galena’s current limited planned operations (not taking the Merger into account other than the Merger expenses noted below), anticipated payments for defense costs for the governmental investigation, payments of the resolution of the SEC investigation and the Abstral governmental investigation, estimates of the defense costs to defend certain securities litigation and other matters, and Galena’s impaired ability to raise funds. The projection is also subject to changes in Galena’s operating plans, transaction costs related to the closing of the Merger, unanticipated developments and other legal matters and uncertainties inherent in Galena’s business. Galena expects that it will need to seek to replenish its existing cash and cash equivalents through dilutive and non-dilutive financings over this calendar year.

In addition, Galena had approximately $13.2 million of restricted cash associated with a debenture as of June 30, 2017. Galena cannot currently use the Purchase Agreement with Lincoln Park Capital, LLC, or LPC, and its At The Market Issuance Sales Agreements with FBR & Co. (formerly MLV & Co. LLC) and Maxim Group LLC which are referred to collectively as the ATM, because Galena is not currently eligible to use a Form S-3 registration statement and it does not expect to be eligible to use a Form S-3 registration statement until May 1, 2018. However, even if Galena becomes eligible to use a Form S-3 registration statement as of May 1, 2018, unless the market value of Galena Common Stock held by non-affiliates of Galena increases to $75 million, Galena will be limited in the amounts it may sell under Form S-3.

As discussed above, Galena received a notice of delisting from NASDAQ on March 24, 2017 because Galena’s stock price was below the required $1.00 per share for more than 30 consecutive trading days. Galena is not able to predict whether Galena’s stock price and/or the volume of shares post Reverse Stock Split will be sufficient based upon the current stock price to meet Galena’s ongoing financing requirements to maintain Galena’s operations.

If Galena fails to obtain additional future funding, Galena could be forced to scale back or terminate its operations. Galena may not be able to meet its obligations as they come due, which would raise substantial doubts as to Galena’s ability to continue as a going concern. Any such inability to continue as a going concern may result in Galena stockholders losing their entire investment. Whether or not the Merger is completed, there is no guaranty that Galena will become profitable or secure additional financing.

Galena expects to continue to incur significant operating and non-operating expenses, which may make it difficult for Galena to secure sufficient financing, and may lead to uncertainty about Galena’s ability to continue as a going concern.

Substantial funds were expended to develop Galena’s technologies and product candidates, and additional substantial funds will be required for further clinical trials of Galena’s product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of Galena’s products is uncertain, Galena is unable to precisely estimate the actual funds Galena will require to develop and potentially commercialize them. In addition, Galena may not be able to generate enough revenue, even if Galena is able to commercialize any of Galena’s product candidates, to become profitable.

In the event that Galena is unable to obtain additional financing as needed or if Galena incurs significant expense related to, among other things, transaction costs related to the closing of the Merger, and defense of the putative shareholder class-action and derivative complaints, Galena may not be able to meet Galena’s obligations as they come due, that in turn may raise substantial doubts as to Galena’s ability to continue as a going concern. Any such inability to continue as a going concern may result in holders of Galena Common Stock losing their entire investment. There is no assurance that Galena will secure additional financing. Galena’s financial statements contemplate that Galena will continue as a going concern and do not contain any adjustments that might result if Galena were unable to continue as a going concern. Changes in Galena’s operating plans, Galena’s existing and anticipated working capital needs, transaction costs related to the closing of the Merger, defense costs related to the recent securities and derivative lawsuits, resolution of the ongoing government investigation, increased expenses, Galena’s current inability to use a Form S-3 registration statements and even if Galena could use a Form S-3 registration statement limitations on the amounts that Galena could sell on a Form S-3 due to Galena’s low market capitalization, potential acquisitions, or other events may affect Galena’s ability to continue as a going concern. Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on Galena stockholders or may otherwise adversely affect Galena’s business.

If Galena raises funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of Galena Common Stock in the event of a liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of Galena Common Stock. In addition, if Galena raises funds through the issuance of additional equity, whether through private placements or additional public offerings, such an issuance would dilute your ownership in Galena.

The terms of debt securities may also impose restrictions on Galena’s operations, which may include limiting Galena’s ability to incur additional indebtedness, to pay dividends on or repurchase Galena Common Stock, or to make certain acquisitions or investments. In addition, Galena may be subject to covenants requiring Galena to satisfy certain financial tests and ratios, and Galena’s ability to satisfy such covenants may be affected by events outside of Galena’s control.

You may have difficulty evaluating Galena’s business, and Galena’s historical financial information may not be representative of Galena’s future results.

Galena has closed its NeuVax PRESENT trial due to futility and plans to continue to support the NeuVax investigator-sponsored immunotherapy trials. For GALE-401, Galena has completed a Phase 2 trial of GALE-401 in patients with essential thrombocythemia, or ET. If the Merger is completed, GALE-401 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger. As a result, Galena will have no recurring revenues unless and until Galena is able to obtain marketing approval of one or more of Galena’s other product candidates and Galena’s historical financial information may not be representative of Galena’s future results.

Galena may be unable to comply with reporting and other requirements under federal securities laws.

As a publicly traded company, Galena is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. In addition, the Exchange Act requires that Galena file annual, quarterly and current reports. Galena’s failure to prepare and disclose this information in a timely manner could subject Galena to penalties under federal securities laws, expose Galena to lawsuits and restrict Galena’s ability to access financing. The Sarbanes-Oxley Act requires that Galena, among other things, establishes and maintains effective internal controls over financial reporting. From time to time Galena evaluates its existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. It is possible that Galena, or Galena’s independent registered public accounting firm, may identify significant deficiencies or material weaknesses in Galena’s internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause Galena to fail to meet the periodic reporting obligations or result in material misstatements in Galena’s financial statements.

Intellectual Property Risks Related to Galena’s Business

Galena may not be able to obtain and enforce patent rights or other intellectual property rights that cover Galena’s product candidates and that are of sufficient breadth to prevent third parties from competing against Galena.

Galena’s success with respect to its product candidates will depend in part on its ability to obtain and maintain patent protection in the United States and abroad, to preserve Galena’s trade secrets, and to prevent third parties from infringing upon Galena’s proprietary rights. Galena’s patents and patent applications, however, may not be sufficient to provide protection for NeuVax or Galena’s other product candidates against commercial competition.

The active peptide found in NeuVax, the E75 peptide, has been known and studied for many years. Galena has one issued U.S. patent, US 6,514,942, covering the composition of matter of the E75 peptide, which expired in mid-2015, prior to any potential commercialization of NeuVax. Galena does not have and will not be able to obtain any composition of matter patent protection for E75. Galena also has a license from The Henry M. Jackson Foundation for the Advancement of Military Medicine to issued U.S., European, Japanese, Korean, Mexican and Australian method of use patents, which expire in 2028, that are directed to a method of inducing immunity against breast cancer recurrence by administering a composition comprising the E75 peptide to patients who have both an immunohistochemistry, or IHC, rating of 1+ or 2+ for HER2/neu protein expression, as well as a fluorescence in situ hybridization, or FISH, rating of less than about 2.0 for HER2/neu gene expression. The license further includes an issued U.S. method of use patent directed to a method of inducing immunity against recurrence of any HER2/neu expressing tumors by administering the E75 peptide to patients with tumors having a FISH rating of less than about 2.0 for HER2/neu gene expression; an issued U.S. patent which includes claims to the use of E75 to reduce the risk of cancer recurrence, including bone only recurrence; and pending applications with similar claims in a number of foreign jurisdictions, all of which expire in 2028. Also included in the license is a method of use patent, which expires in 2026, that is directed to the use of NeuVax in combination with trastuzumab (Herceptin; Genentech/Roche) to treat any HER2/neu expressing cancer. Thus, Galena’s method of use patents may not prevent competitors from seeking to develop and market NeuVax for use in cancer patients who do not meet these criteria. If any such alternative uses were approved, this could lead to off-label use and price erosion for Galena’s NeuVax product. Galena may seek FDA approval for use of NeuVax to treat cancer patients who fall outside the claimed IHC and FISH ranges and for other cancers as well. Although Galena is pursuing additional patent protection for NeuVax through pending patent applications, Galena may not be able to obtain additional patent protection that would provide Galena with a significant commercial advantage.

Anagrelide hydrochloride, the sole active pharmaceutical ingredient, or API, in GALE-401, has been approved for many years and, thus, it is not possible to obtain composition of matter patents that cover anagrelide hydrochloride. As a result, competitors who obtain the requisite regulatory approval can offer products with the same API as GALE-401, so long as the competitors do not infringe any formulation patents that Galena may have or may obtain or license, if any. The only patent protection that Galena has or is likely to obtain covering GALE-401 are patents relating to specific formulations, methods using these formulations, and methods of manufacturing and packaging. Galena has an issued U.S. Patent, which expires in 2020, covering methods of using anagrelide to reduce platelet count in patients subject to veno-occlusive events. Galena has granted patents in the United States, United Kingdom and Japan, which expire in 2029, covering controlled release formulations of anagrelide and methods of use. Galena also is prosecuting pending patent applications in other territories including, but not limited to, the United States, Europe, India, and Japan, which may not issue prior to any potential commercialization of GALE-401. Galena may seek FDA approval for use of GALE-401 to treat patients with MPNs that include several hematological disorders, including ET. Although Galena is pursuing additional patent protection for GALE-401 through pending patent applications, Galena may not be able to obtain additional patent protection that would provide Galena with a significant commercial advantage.

The active peptides found in GALE-301 and GALE-302 are derived from folate binding protein, or FBP. One of the active peptides, E39, has been known and studied for many years. The other active peptide, J65, is a derivative of E39. Galena has a license from The Henry M. Jackson Foundation to issued and granted patents in the United States, Europe, Canada, and Japan, covering composition of matter for the E39 and J65 peptides alone and in combination with E39, as well as the use of these compositions for the treatment of cancer. These patents are expected to expire in 2022, prior to any potential commercialization of GALE-301. Galena also has pending U.S. and International (PCT) applications with claims to combination dosage regimens of GALE-301 and GAL-302, which, if granted, would expire in 2036. Galena also has pending U.S. and International (PCT) applications with claims to methods of inducing an immune response to tumors with an IHC rating of 0 or 1+ for folate binding protein expression which, if granted, would expire in 2037. Galena does not have and will not be able to obtain any composition of matter patent protection for the E39 peptide in any territory. The license Galena has from The Henry M. Jackson Foundation grants Galena the right to develop and market GALE-301 for any use, including methods of treating cancer. Galena’s patents may not prevent competitors from seeking to develop and market the E39 peptide alone. If any such alternative uses of compositions containing the E39 peptide were approved, this could lead to off label use and price erosion for GALE-301. Galena may seek FDA approval for use of GALE-301, alone or in combination with GALE-302, to treat cancer patients with ovarian and endometrial cancers and for other cancers as well. Although Galena is pursuing additional patent protection for GALE-301 and the combination of GALE-301 and GALE-302 through pending patent applications, Galena may not be able to obtain additional patent protection that would provide Galena with a significant commercial advantage.

Galena’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any patents Galena has or may obtain or license may not provide Galena with sufficient protection for Galena’s commercial product and product candidates to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, Galena cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to Galena. Nor can Galena guarantee that the claims of these patents will be held valid or enforceable by the courts or will provide Galena with any significant protection against competitive products or otherwise be commercially valuable to Galena.

Changes in either the patent laws or in the interpretations of patent laws in the United States or abroad may diminish the value of Galena’s intellectual property. In addition, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to the U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Galena’s business. However, the Leahy-Smith Act, in particular the first-to-file provision and its implementation could increase the uncertainties and costs surrounding the prosecution of Galena’s patent applications and the enforcement of or defense of Galena’s issued patents, all of which could have a material adverse effect on Galena’s business and financial condition. Accordingly, Galena cannot predict the breadth of claims that may be allowed or enforced in Galena’s patents or in third-party patents.

While Galena intends to take actions reasonably necessary to enforce Galena’s patent rights, Galena may not be able to detect infringement of Galena’s own or in-licensed patents, which may be especially difficult for methods of manufacturing or formulation products, and Galena depends, in part, on Galena’s licensors and collaborators to protect a substantial portion of Galena’s proprietary rights. In addition, third parties may challenge Galena’s in-licensed patents and any of Galena’s own patents that Galena may obtain, which could result in the invalidation or unenforceability of some or all of the relevant patent claims. Litigation or other proceedings to enforce or defend intellectual property rights is very complex, expensive, and may divert Galena management’s attention from Galena’s core business and may result in unfavorable results that could adversely affect Galena’s ability to prevent third parties from competing with Galena.

If another party has reason to assert a substantial new question of patentability against any of Galena’s claims in Galena’s own and in-licensed patents, the third party can request that the patent claims be reexamined, which may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential infringement suits and, interference and reexamination proceedings, Galena may become a party to patent opposition proceedings where either the patentability of the inventions subject of Galena’s patents are challenged, or Galena is challenging the patents of others. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful. As the medical device, biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert Galena’s commercial product and/or product candidates infringe their patent rights. If a third-party’s patents were found to cover Galena’s commercial product and product candidates, proprietary technologies or its uses, Galena or Galena’s collaborators could be enjoined by a court and required to pay damages and could be unable to continue to commercialize Galena’s products or use Galena’s proprietary technologies unless Galena obtained a license to the patent. A license may not be available to Galena or Galena’s collaborators on acceptable terms, or at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief, which could prohibit Galena from making, using or selling Galena’s commercial product and product candidates pending a trial on the merits, which could be years away.

Proprietary trade secrets and unpatented know-how are also very important to Galena’s business. Although Galena has taken steps to protect Galena’s trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and proprietary information and invention agreements with certain employees, consultants and advisors, third parties may still obtain this information or Galena may be unable to protect Galena’s rights. Galena also has limited control over the protection of trade secrets used by Galena’s licensors, collaborators and suppliers. There can be no assurance that binding agreements will not be breached, that Galena would have adequate remedies for any breach, or that Galena’s trade secrets and unpatented know-how will not otherwise become known or be independently discovered by Galena’s competitors. If trade secrets are independently discovered, Galena would not be able to prevent their use. Enforcing a claim that a third party illegally obtained and is using Galena’s trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable.

Galena may be subject to claims that Galena’s employees, consultants or independent contractors have wrongfully used or disclosed to Galena alleged trade secrets of their other clients or former employers. As is common in the biotechnology and pharmaceutical industry, certain of Galena’s employees were formerly employed by other biotechnology or pharmaceutical companies, including Galena’s competitors or potential competitors. Moreover, Galena engages the services of consultants to assist Galena in the development of Galena’s commercial product and product candidates, many of whom were previously employed at or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including Galena’s competitors or potential competitors. Galena may be subject to claims that these employees and consultants or Galena has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these types of claims. Even if Galena is successful in defending against any such claims, any such litigation would likely be protracted, expensive, a distraction to Galena’s management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.

Galena’s product candidates may face competition sooner than expected after the expiration of Galena’s composition of matter patent protection for such products.

Galena’s composition of matter patents for many of Galena’s product candidates have expired or will expire prior to any product approval. Galena intends to seek data exclusivity or market exclusivity for Galena’s NeuVax as well as Galena’s GALE-301 and GALE-302 product candidates provided under the Federal Food, Drug and Cosmetic Act, or FDCA, and similar laws in other countries. Galena believes that these product candidates will qualify for 12 years of data exclusivity under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, which are referred to collectively as the Affordable Care Act or ACA) enacted in March 2010. Under the BPCIA, an application for a biosimilar product or biologics license application, which is referred to herein as BLA, cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original brand product identified as the reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilars, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. The new law is complex and is only beginning to be interpreted and implemented by the FDA. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for Galena’s biological product candidates. There is also a risk that the U.S. Congress could amend the BPCIA to shorten this exclusivity period, potentially creating the opportunity for biosimilar competition sooner than anticipated after the expiration of Galena’s patent protection. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If Galena’s product candidates are not considered biologics that would qualify for exclusivity under the BPCIA, they may be eligible for market exclusivity as drugs under the FDCA. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a new drug application, or NDA, for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.

Even if, as Galena expects, NeuVax, GALE-301 and GALE-302 are considered to be reference products eligible for 12 years of exclusivity under the BPCIA or five years of exclusivity under the FDCA, another company could market competing products if the FDA approves a full BLA or full NDA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the products.

In some countries outside of the United States, peptide vaccines, such as NeuVax, GALE-301 and GALE-302, are regulated as chemical drugs rather than as biologics and may or may not be eligible for non-patent exclusivity.

Although Galena has received Orphan Drug designation for both GALE-301, as well as the combination of GALE-301 and GALE-302, there is no guarantee that the drugs will be successfully approved by the FDA, that they will be commercially successful in the marketplace, or that another drug will not be approved for the same indication ahead of Galena’s drugs.

Significant disruptions of information technology systems or breaches of information security could adversely affect Galena’s business.

Galena relies to a large extent upon sophisticated information technology systems to operate its business. In the ordinary course of business, Galena collects, stores and transmits large amounts of confidential information (including, but not limited to, personal information and intellectual property). Galena also has outsourced significant elements of its operations to third parties, including significant elements of Galena’s information technology infrastructure and, as a result, Galena is managing many independent vendor relationships with third parties who may or could have access to Galena’s confidential information. The size and complexity of Galena’s information technology and information security systems, and those of Galena’s third-party vendors with whom Galena contracts (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by Galena’s employees or vendors, or from malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage and market manipulation) and expertise. While Galena has invested significantly in the protection of data and information technology, there can be no assurance that Galena’s efforts will prevent service interruptions or security breaches. Any interruption or breach in Galena’s systems could adversely affect Galena’s business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to Galena or allow third parties to gain material, inside information that they use to trade in Galena’s securities.

Risks Related to Ownership of the Galena Common Stock

Galena Common Stock trades at prices less than $1.00, which is the minimum bid price requirement under NASDAQ’s continued listing standards, as such Galena Common Stock may be subject to delisting from the Nasdaq Capital Market.

On March 24, 2017, Galena received notice from the Listing Qualifications Department of NASDAQ that the Galena Common Stock had not met the $1.00 per share minimum bid price requirement for the previous 30 consecutive business days, and that Galena was therefore not in compliance with the requirements for continued inclusion on the Nasdaq Capital Market under NASDAQ Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Galena had 180 calendar days, or until September 20, 2017, to regain compliance with this minimum bid price requirement. On September 21, 2017, NASDAQ notified Galena that, while Galena had not regained compliance with the minimum bid price requirement, it was eligible for an additional 180-day grace period, or until March 19, 2018, to regain compliance with the $1.00 per share minimum bid price requirement.

NASDAQ’s determination to grant an additional 180-day grace period was based on Galena having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and on Galena’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this second 180-day grace period the closing bid price of the Galena Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. Under NASDAQ Rule 5810(c)(3)(F), NASDAQ may, in its discretion require Galena to maintain a minimum bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining Galena has demonstrated an ability to maintain long-term compliance. If Galena does not regain compliance with the minimum bid price requirement by March 19, 2018, NASDAQ will provide written notification to Galena that the Galena Common Stock will be delisted. At that time, Galena may appeal the NASDAQ staff’s determination to a Hearings Panel, which will stay the delisting process pending the decision of the Hearings Panel. Galena will be required to provide a plan to regain compliance to the Hearings Panel. If the Hearings Panel decides to continue with delisting of Galena, the Hearing Panel’s decision may be appealed to the NASDAQ Listing and Hearing Review Council, but such appeal will not stay the delisting process.

As noted above, Galena is not in compliance with the NASDAQ Listing Rule 5550(a)(2), which requires the Galena Common Stock to have a minimum bid price of at least $1.00 per share. The closing bid price of the Galena Common Stock on NASDAQ was $0.35 on October 26, 2017. Galena has been granted a second 180-day grace period, or until March 19, 2018, to regain compliance with the $1.00 per share minimum bid price requirement. As discussed above, if Galena does not regain compliance with the minimum bid price requirement by March 19, 2018, NASDAQ will provide written notification to Galena that the Galena Common Stock will be delisted, subject to certain appeal rights that Galena may pursue. Galena will continue to monitor the closing bid price for its common stock and consider its available options to regain compliance with the NASDAQ minimum bid requirements, including the Reverse Stock Split and the Merger.

On January 18, 2017, Galena received an inquiry from the NASDAQ Listing Qualifications Department seeking information in connection with the subpoenas issued to Galena by the U.S. Attorney’s Office for the District of New Jersey and the U.S. Attorney’s Office for the Southern District of Alabama. Galena responded to the inquiry on February 1, 2017 and March 31, 2017. Galena has not received any follow-up inquiries from NASDAQ on this matter. If Galena is not in compliance with the listing requirements under NASDAQ Listing Rule 5502(a)(2), Galena could be delisted by NASDAQ.

On May 17, 2017, Galena received an inquiry from the NASDAQ Listing Qualifications Department seeking information in connection with the settlement with the SEC. Galena responded to the inquiry on June 13, 2017. Galena has not received any follow-up inquiries from NASDAQ on this matter. If Galena is not in compliance with the listing requirements under NASDAQ Listing Rule 5502(a)(2), Galena could be delisted by NASDAQ.

If Galena Common Stock is delisted from the Nasdaq Capital Market in the future, such securities may be traded over-the-counter on the “pink sheets.” Such alternative market, however, is generally considered to be less efficient than, and not as broad as, NASDAQ. Accordingly, delisting of Galena Common Stock from NASDAQ could have a significant negative effect on the trading volume, liquidity and market price of Galena Common Stock. In addition, the delisting of Galena Common Stock could adversely affect Galena’s ability to raise capital on terms acceptable or at all and could reduce the number of investors willing to hold or acquire Galena Common Stock.

The market price and trading volume of Galena Common Stock may be volatile.

The market price of Galena Common Stock has exhibited substantial volatility recently. Between January 1, 2017 and October 26, 2017, the sale price of Galena Common Stock as reported on NASDAQ ranged from a low of $0.26 to a high of $2.41. The market price of Galena Common Stock could continue to fluctuate significantly for many reasons, including the following factors:

•	reports of the results of Galena’s clinical trials regarding the safety or efficacy of Galena’s product candidates and surrogate markers;

•	announcements of regulatory developments or technological innovations by Galena or Galena’s competitors;

•	announcements of business or strategic transactions or Galena’s success in finalizing such a transaction;

•	announcements of legal or regulatory actions against Galena or any adverse outcome of any such actions;

•	changes in Galena’s relationships with its licensors, licensees and other strategic partners;

•	Galena’s quarterly operating results;

•	announcements of additional potential reverse stock splits;

•	developments in patent or other technology ownership rights;

•	additional funds may not be available on terms that are favorable to Galena and, in the case of equity financings, may result in dilution to Galena stockholders;

•	government regulation of drug pricing; and

•	general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.

Factors beyond Galena’s control may also have an impact on the price of Galena Common Stock. For example, to the extent that other companies within Galena’s industry experience declines in their stock prices, the price of Galena Common Stock may decline as well.

Galena is, and in the future may be, subject to legal or administrative actions that could adversely affect Galena’s business financial condition and Galena’s business.

In early 2014, Galena and certain of its former officers and certain of its current and former directors had been the subject of shareholder derivative complaints in Oregon state court alleging, among other things, breaches of fiduciary duties and abuse of control by such officers and directors in connection with public statements purportedly issued by Galena or on its behalf and sales of the Galena Common Stock by such officers and directors, improper stock option grants, and excessive compensation of Galena’s non-employee directors. These cases were settled in June 2016.

In early 2014, Galena and certain of its former and current directors, current employee and former officers had been the subject to class action lawsuits in federal court alleging, among other things, that Galena and certain of Galena’s former and current directors, current employee and former officers violated the federal securities laws by making materially false and misleading statements and omissions in press releases and in filings with the SEC and that certain of Galena’s former and current directors and former officers sold Galena Common Stock while in possession of material non-public information. These cases were settled in June 2016.

In September 2015, a federal securities lawsuit was filed alleging, among other things, that Galena and certain of its former officers, its current and former directors and current employee violated Sections 10(b), 20(a) and 20A of the Exchange Act by launching a pump and dump scheme even though Galena and certain of its former and current directors, former officers and current employee knew the price of the Galena Common Stock would decline in the wake of the announcement that its drug NeuVax, which it claimed would prevent the recurrence of breast cancer, would not be approved by the FDA. This case was settled in July 2016.

On December 16, 2015, Galena received a subpoena issued by the U.S. Attorney’s Office for the District of New Jersey, or USAO NJ, requesting the production of a broad range of documents pertaining to Galena’s marketing and promotional practices for Abstral, which Galena had sold to a third party in the fourth quarter of 2015. In September 2017, the Department of Justice announced that Galena is to pay more than $7.55 million to resolve allegations under the civil False Claims Act that it paid kickbacks to doctors to induce them to prescribe its fentanyl-based drug Abstral.

In January 2016, Galena and its former chief executive officer and director were threatened with a lawsuit by the former owners of Mills Pharmaceuticals, LLC, Galena’s wholly owned subsidiary, or Mills, alleging, among other things, breaches of the Purchase Agreement relating to the purchase of Mills by Galena and the representations and warranties contained therein, as well as certain alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and alleged violations of Section 20(a) of the Exchange Act. In July 2016, Galena and its former chief executive officer and director resolved the claims with the former owners of Mills.

On February 13, 2017, putative shareholder securities class action complaints were filed in federal court alleging, among other things, that Galena and certain of its former officers and directors and current employee failed to disclose that Galena’s promotional practices for Abstral (fentanyl) sublingual tablets were allegedly improper and that Galena may be subject to civil and criminal liability, and that these alleged failures rendered Galena’s statements about its business misleading. The actions were consolidated, a lead plaintiff was named by the court and an amended complaint was filed. This lawsuit is ongoing.

On March 16, 2017, a derivative complaint was filed in the federal court against Galena’s current directors and Galena, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in the putative shareholder securities class action complaints filed in February 2017 mentioned above. This lawsuit is currently stayed pending resolution of the referenced securities class action lawsuits.

In April 2017, a putative shareholder class action was filed in Delaware state court alleging breaches of Section 225 of the DGCL and breaches of fiduciary duties by the Galena Board regarding the voting results of authorized share and the reverse stock split proposals in the proxy statements for the July 2016 and October 2016 Galena stockholder meetings. On July 24, 2017, Galena entered into a binding settlement term sheet involving the payment of $50,000 in cash and $1,250,000 in unrestricted shares of Galena Common Stock. The parties planned to use the term sheet to enter into a Stipulation of Settlement. The Stipulation of Settlement will not become effective until approved by the Court. Due to the decline in the price of the Galena Common Stock, the plaintiff has demanded to renegotiate the binding settlement term sheet. On September 7, 2017, Galena moved to enforce the binding settlement term sheet. The parties have filed supporting briefs and the hearing will be held on November 30, 2017 in the near future.

On April 10, 2017, the SEC issued a cease and desist order against Galena and the former chief executive officer, or CEO, Mark Ahn, requiring each of them to cease and desist from any future violations of Sections 5(a), 5(b), 5(c), 17(a), and 17(b) of the Securities Act of 1933, as amended, or the Securities Act, and Section 10(b), 13(a), and 13(b)(2)(A) of the Exchange Act, and various rules thereunder, which refer to as the SEC Order. Based upon the order, Galena made a $200,000 penalty payment as well as a payment of approximately $750,000, which was the indemnification payment of Galena’s former CEO for the disgorgement and prejudgment interest payment that he was required to pay by the order. Galena made such indemnification payment after a special committee of the Galena Board determined that Galena was required under Delaware law to indemnify Galena’s former CEO for the disgorgement and prejudgment interest payment. The former CEO also made a penalty payment of $600,000. As a result of the SEC Order, Galena may not use certain exemptions from registration under the federal securities laws, including Regulation A and Regulation D. In addition, Galena is an “ineligible issuer” as the term is defined under Rule 405 promulgated under the Securities Act.

On July 2017, a complaint was filed in California state court against Galena’s current and former directors and Galena, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in the derivative complaint filed in early March of 2017 mentioned above. This lawsuit is currently stayed pending resolution of the referenced securities class action lawsuits.

Galena may be subject to legal or administrative actions in the future, which could result in the payment of additional amounts and have a material adverse effect on Galena’s financial condition and results of operations. If Galena is found to be in violation of the False Claims Act, Anti-Kickback Statute, Patient Protection and Affordable Care Act, federal or state securities laws, or any other applicable state or any federal fraud and abuse laws, Galena may be subject to penalties, such as civil and criminal penalties, damages, fines, or an administrative action of exclusion from government health care reimbursement programs or by the SEC. Galena can make no assurances as to the time or resources that will need to be devoted to these matters or their outcome, or the impact, if any, that these matters or any resulting legal or administrative proceedings may have on Galena’s business or financial condition but any further action in respect of any such matter by a governmental agency could have a material adverse effect on Galena’s results of operation and Galena’s business and prospects.

As described below under, “Galena Business—Legal Proceedings,” the settlement of these lawsuits, threatened lawsuits, investigations and administrative actions has resulted in substantial payments, some of which have not been covered by Galena’s insurance policies. Galena may continue to incur substantial unreimbursed legal fees and other expenses in connection with these or other legal and regulatory proceedings that may not qualify for coverage under, or may exceed the limits of, Galena’s applicable directors and officers liability insurance policies and could have a material adverse effect on Galena’s financial condition, liquidity, and results of operations. These matters also may distract the time and attention of Galena’s officers and directors or divert Galena’s other resources away from Galena’s ongoing development programs. An unfavorable outcome in any of these matters could damage Galena’s business and reputation or result in additional claims or proceedings against Galena.

For additional information on these legal matters, please see “Galena Business—Legal Proceedings.”

Galena has in the past and expects in the future to settle legal claims through the issuance of freely tradable Galena Common Stock, which will result in dilution to holders of Galena Common Stock and may adversely affect the market price of the Galena Common Stock.

Galena has in the past and expects in the future to settle legal claims through the issuance of freely tradable Galena Common Stock. As described below under, “Galena Business—Legal Proceedings,” Galena currently expects to (i) issue $1,250,000 in unrestricted shares of Galena Common Stock valued at based on the volume-weighted average closing price for the 20 trading days immediately preceding the day before the transfer of the settlement stock to the settlement fund to settle the case entitled Patel vs. Galena Biopharma, Inc. et. al and (ii) $200,000 in unrestricted stock to settle the claim for attorneys’ fees in the pending qui tam action in the U.S. District Court of the District of New Jersey. Payment of these amounts in Galena Common Stock will cause significant dilution to Galena’s stockholders, and the amount of that dilution will vary depending on the price of the Galena Common Stock at the time of the payment (and the 20 trading days prior to such payment in the case of payments made in connection with the Patel litigation). In addition, the issuance of such a significant number of shares of Galena Common Stock may cause a decrease in the trading price of the Galena Common Stock.

Future sales of substantial amounts of Galena Common Stock, or the possibility that such sales could occur, could adversely affect the market price of Galena Common Stock.

Future sales in the public market of shares of Galena Common Stock, including shares referred to in the foregoing risk factors or shares issued upon exercise of Galena’s outstanding stock options or warrants, or the perception by the market that these sales could occur, could lower the market price of Galena Common Stock or make it difficult for Galena to raise additional capital.

As of October 25, 2017, Galena had reserved for issuance 443,272 shares of Galena Common Stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $31.23 per share and 19,556,851 shares of Galena Common Stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.62 per share. Upon exercise of these options and warrants, the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices that are below the market price of Galena Common Stock from time to time, Galena stockholders would experience dilution upon the exercise of these options.

Galena’s outstanding warrants may result in dilution to Galena stockholders.

Galena’s outstanding December 2012 warrants to purchase 151,565 shares of common stock as of October 25, 2017 with an exercise price as of that date of $10.32 per share contain so-called weighted-average anti-dilution provisions. These anti-dilution provisions may be triggered by the issuance of the shares being offered hereby or upon any future issuance by Galena of shares of Galena Common Stock or common stock equivalents at a price per share below the then-exercise price of the warrants, subject to some exceptions.

To the extent that these anti-dilution provisions are triggered in the future, Galena would be required to reduce the exercise price of all of the warrants on either a full-ratchet or weighted-average basis, which would have a dilutive effect on Galena stockholders.

Galena may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of Galena Common Stock.

Galena is authorized to issue up to five million shares of preferred stock in one or more series. The Galena Board may determine the terms of future preferred stock offerings without further action by Galena stockholders. If Galena issues preferred stock, it could affect stockholder rights or reduce the market value of Galena’s outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on Galena’s ability to merge with or sell its assets to a third party.

The Debenture Galena entered into in May 2016, as subsequently amended, has resulted, and may continue to result, in significant dilution to the holders of Galena Common Stock.

On May 10, 2016, Galena entered into a Securities Purchase Agreement with JGB (Cayman) Newton Ltd, or JGB, pursuant to which Galena sold to JGB, at a 6.375% original issue discount, a $25,530,000 Senior Secured Debenture, which as subsequently amended is referred to herein as the Debenture, and warrants to purchase Galena Common Stock. As of October 25, 2017, (i) there were 44,333,877 shares of Galena Common Stock outstanding and (ii) 15,887,664 shares of Galena Common Stock had been issued by Galena pursuant to the terms of the Debenture. Assuming all the shares issuable pursuant to the terms of the Debenture subsequent to October 25, 2017 are issued at a stock payment price of $0.35, the lowest stock payment price permitted under the Debenture, Galena estimates that the maximum number of shares of common stock that Galena could issue pursuant to the terms of the Debenture subsequent to October 25, 2017 is 38,281,727.

Anti-takeover provisions of the Galena Certificate of Incorporation and the Galena Bylaws and provisions of Delaware law could delay or prevent a change of control.

Anti-takeover provisions of the Galena Certificate of Incorporation and the Galena Bylaws may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of Galena Common Stock to change Galena’s management and may be constrained by other contractual agreements with third parties. These provisions of the Galena Certificate of Incorporation and the Galena Bylaws, among other things:

•	divide the Galena Board into three classes, with members of each class to be elected for staggered three-year terms;

•	limit the right of securityholders to remove directors;

•	prohibit stockholders from acting by written consent;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize the Galena Board to issue preferred stock in one or more series, without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation such as Galena shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or its affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of Galena.

Galena has never declared or paid cash dividends on Galena’s capital stock and Galena does not anticipate paying cash dividends in the foreseeable future.

Galena’s business requires significant funding. Galena currently plans to invest all available funds and future earnings in the development and growth of Galena’s business and does not anticipate paying any cash dividends on Galena Common Stock in the foreseeable future, and Galena is prohibited by the terms of Galena’s outstanding indebtedness from paying dividends on any Galena Common Stock, except with the prior consent of Galena’s lenders. As a result, capital appreciation, if any, of Galena Common Stock will be Galena stockholders’ sole source of potential gain for the foreseeable future.

The terms of Galena’s outstanding indebtedness may inhibit potential acquirers.

Galena is prohibited by the terms of Galena’s outstanding indebtedness from disposing of any of Galena’s business or property, except with the consent of Galena’s lenders or if Galena were to prepay the outstanding indebtedness and related fees in accordance with the loan security agreement. Galena’s outstanding indebtedness may inhibit potential acquirers or other interested parties from seeking to acquire all or a part of Galena’s business or assets, and there is no assurance that Galena’s lenders would consent to any proposed future transaction that might be beneficial to Galena stockholders.

If the Galena Common Stock becomes subject to the penny stock rules, it may be more difficult to sell Galena Common Stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of the Galena Common Stock remains less than $5.00 and the Galena Common Stock is no longer listed on a national securities exchange such as Nasdaq, the Galena Common Stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and date acknowledgement of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Galena Common Stock, and therefore stockholders may have difficulty selling their shares.

Risks Related to SELLAS’ Financial Results and Capital Needs

SELLAS has incurred substantial losses since its inception and anticipates that it will continue to incur substantial and increasing losses for the foreseeable future.

SELLAS is a development-stage biopharmaceutical company focused on the development of novel cancer immunotherapies and therapeutics for a broad range of cancer indications. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. SELLAS does not have any products approved by regulatory authorities and has not generated any revenues from collaboration and licensing agreements or product sales to date, and has incurred significant research, development and other expenses related to its ongoing operations and expects to continue to incur such expenses. As a result, SELLAS has not been profitable and has incurred significant operating losses in every reporting period since its inception. For the six months ended June 30, 2017, SELLAS reported a net loss of $10.5 million and had an accumulated deficit of $40.9 million as of June 30, 2017. For the year ended December 31, 2016, SELLAS reported a net loss of $17.7 million and had an accumulated deficit of $30.4 million as of December 31, 2016.

SELLAS does not expect to generate revenues for many years, if at all. SELLAS expects to continue to incur significant expenses and operating losses for the foreseeable future. SELLAS anticipates these losses to increase as it continues to research, develop and seek regulatory approvals for its product candidates and any additional product candidates SELLAS may acquire, and potentially begins to commercialize product candidates that may achieve regulatory approval. SELLAS may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of SELLAS’ future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenues. If any of SELLAS’ product candidates fails in clinical trials or does not gain regulatory approval, or if approved, fails to achieve market acceptance, SELLAS may never become profitable. Even if SELLAS achieves profitability in the future, SELLAS may not be able to sustain profitability in subsequent periods. SELLAS anticipates that its expenses will increase in the future as it continues to invest in research and development of its existing product candidates, investigate and potentially acquire new product candidates and expand its manufacturing and commercialization activities.

There is substantial doubt about SELLAS’ ability to continue as a going concern.

SELLAS’ management concluded that its cash of $4.8 million as of June 30, 2017 will only be sufficient to fund its operations through December 31, 2017. In addition, SELLAS has incurred recurring losses since inception and has an accumulated deficit at June 30, 2017 of $40.9 million. SELLAS also had $6.0 million of indebtedness at June 30, 2017, which includes $5.0 million of convertible notes due May 2019. Accordingly, SELLAS’ management concluded that these matters raise substantial doubt about SELLAS’ ability to continue as a going concern. SELLAS’ consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. SELLAS’ auditors have included an explanatory paragraph in their audit report for this uncertainty. If SELLAS cannot continue as a viable entity, its securityholders may lose some or all of their investment in SELLAS.

SELLAS has a limited operating history, which may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

SELLAS was formed in January 2012. Its operations to date have been limited to organizing and staffing its company, acquiring product and technology rights and conducting product development activities for its product candidate. SELLAS has not yet demonstrated its ability to start or successfully complete any Phase 3 clinical trials, obtain regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on SELLAS’ behalf, or conduct sales and marketing activities necessary for successful commercialization for any of SELLAS’ current or future product candidates. In addition, the adoptive cancer immunotherapy technology underlying SELLAS’ WT1 peptide cancer immunotherapy product candidate is new and largely unproven. Any predictions about SELLAS’ future success, performance or viability, particularly in view of the rapidly evolving cancer immunotherapy field, may not be as accurate as they could be if SELLAS had a longer operating history or approved products on the market.

In addition, as a young business, SELLAS may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. SELLAS will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. SELLAS may not be successful in such a transition. SELLAS expects its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond its control. Accordingly, any of SELLAS’ interim or annual periods’ results are not indicative of future operating performance.

SELLAS currently has no source of revenues. SELLAS may never generate revenues or achieve profitability.

To date, SELLAS has not generated any revenues from product sales or otherwise. Even if SELLAS is able to successfully achieve regulatory approval for its product candidates, SELLAS does not know when it will generate revenues or become profitable, if at all. SELLAS’ ability to generate revenues from product sales and achieve profitability will depend on its ability to successfully commercialize products, including its current product candidate, and other product candidates that SELLAS may develop, in-license or acquire in the future. SELLAS’ ability to generate revenues and achieve profitability also depends on a number of additional factors, including its ability to:

•	successfully complete development activities, including the necessary clinical trials;

•	complete and submit either Biologic License Applications, or BLAs, or New Drug Applications, or NDAs to the U.S. Food and Drug Administration, or FDA, and obtain U.S. regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities in Europe, Asia and other jurisdictions;

•	obtain coverage and adequate reimbursement from third parties, including government and private payors;

•	set commercially viable prices for its products, if any;

•	establish and maintain supply and manufacturing relationships with reliable third parties and/or build its own manufacturing facility and ensure adequate, legally globally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

•	develop manufacturing and distribution processes for its novel WT1 peptide cancer immunotherapy product candidate;

•	develop commercial quantities of its products at acceptable cost levels;

•	achieve market acceptance of its products, if any;

•	attract, hire and retain qualified personnel;

•	protect its rights in its intellectual property portfolio;

•	develop a commercial organization capable of sales, marketing and distribution for any products SELLAS intends to sell itself in the markets in which SELLAS chooses to commercialize on its own; and

•	find suitable distribution partners to help SELLAS market, sell and distribute its approved products in other markets.

SELLAS’ revenues for any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether SELLAS owns the commercial rights for that territory. If the number of SELLAS’ addressable disease patients is not as significant as SELLAS estimates, the indication approved by regulatory authorities is narrower than SELLAS expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, SELLAS may not generate significant revenues from sales of such products, even if approved. In addition, SELLAS anticipates incurring significant costs associated with commercializing any approved product candidate. As a result, even if SELLAS generates revenues, SELLAS may not become profitable and may need to obtain additional funding to continue operations. If SELLAS fails to become profitable or is unable to sustain profitability on a continuing basis, then SELLAS may be unable to continue its operations at planned levels and may be forced to reduce its operations.

SELLAS will require substantial additional financing to achieve its goals, and a failure to obtain this necessary capital when needed could force SELLAS to delay, limit, reduce or terminate its product development or commercialization efforts.

SELLAS expects to expend substantial resources for the foreseeable future to continue the clinical development and manufacturing of GPS, its WT1 peptide cancer immunotherapy product candidate licensed from MSK, and the advancement and expansion of its preclinical research pipeline. These expenditures will include costs associated with research and development, potentially acquiring new product candidates or technologies, conducting preclinical studies and clinical trials and potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any. Under the terms of its amended and restated license agreement with MSK, SELLAS is obligated to make royalty payments and payments upon the achievement of certain development and commercial milestones in addition to paying guaranteed annual minimum royalties, sponsoring research and making other guaranteed payments to MSK. In addition, other unanticipated costs may arise. Further, under the terms of the amended and restated MSK license agreement, SELLAS is required to obtain $25.0 million of financing by December 31, 2018, and if such financing conditions are not met, MSK has the right to terminate with prior written notice, unless SELLAS cures during the notice period. Because the design and outcome of SELLAS’ planned and anticipated clinical trials is highly uncertain, SELLAS cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of its current or future product candidates.

SELLAS’ future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing its product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for its product candidates if clinical trials are successful;

•	the cost of commercialization activities for its product candidates, if any of these product candidates is approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing its product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	SELLAS’ ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the costs to in-license future product candidates or technologies;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	the timing, receipt and amount of sales of, or royalties on, its future products, if any; and

•	the emergence of competing technologies or other adverse market developments.

SELLAS believes that its cash of $4.8 million as of June 30, 2017 will be sufficient to fund its planned operations through December 2017. However, SELLAS’ operating plan may change as a result of many factors currently unknown to SELLAS, and SELLAS may need additional funds sooner than planned. In addition, SELLAS may seek additional capital due to favorable market conditions or strategic considerations even if SELLAS believes SELLAS has sufficient funds for its current or future operating plans. SELLAS does not have any committed external source of funds. Additional funds may not be available when SELLAS needs them on terms that are acceptable to SELLAS, or at all. If adequate funds are not available to SELLAS on a timely basis, SELLAS may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of its product candidates or target indications, or delay, limit, reduce or terminate its establishment of sales and marketing capabilities or other activities that may be necessary to commercialize its product candidates.

Raising additional capital may cause dilution to SELLAS’ existing shareholders, restrict its operations or require SELLAS to relinquish rights to its product candidates on unfavorable terms to SELLAS.

SELLAS may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that SELLAS raises additional capital through the sale of equity or convertible debt securities, or through the issuance of shares under management or other types of contracts, or upon exercise or conversion of outstanding derivative securities, the ownership interest of SELLAS’ shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect its rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting SELLAS’ ability to take certain actions, such as incurring additional debt, making capital expenditures, entering into licensing arrangements, or declaring dividends. If SELLAS raises additional funds from third parties, SELLAS may have to relinquish valuable rights to its technologies or product candidates, or grant licenses on terms that are not favorable to SELLAS. If SELLAS is unable to raise additional funds through equity or debt financing when needed, SELLAS may be required to delay, limit, reduce or terminate its product development or commercialization efforts for its product candidates, or grant to others the rights to develop and market product candidates that SELLAS would otherwise prefer to develop and market itself.

Risks Related to the Development of SELLAS’ Product Candidates

SELLAS is currently a development stage company, and has one product candidate, GPS, in clinical development for up to eight indications, including both as a monotherapy or in combination, and it has GPS delivery technology in preclinical development using in-licensed technology. If SELLAS is unable to successfully develop and commercialize product candidates or experiences significant delays in doing so, its business may be materially harmed.

SELLAS is currently a development stage company, and has one product candidate, GPS, in clinical development for up to eight indications, including both as a monotherapy or in combination. SELLAS also has GPS delivery technology in preclinical development using in-licensed technology. SELLAS has invested substantially all of its efforts and financial resources in identifying and developing potential product candidates and conducting preclinical studies, clinical trials and manufacturing activities. SELLAS’ ability to generate revenues, which SELLAS does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of its product candidates. The success of SELLAS’ product candidates will depend on several factors, including the following:

•	completion of preclinical studies and clinical trials with positive results;

•	receipt of regulatory approvals from applicable authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for its product candidates;

•	establishing or making arrangements with third-party manufacturers or building its own manufacturing facility for commercial manufacturing purposes;

•	developing manufacturing and distribution processes for its novel WT1 peptide cancer immunotherapy product candidate;

•	manufacturing its product candidates at an acceptable cost;

•	launching commercial sales of its product candidates, if approved, whether alone or in collaboration with others;

•	acceptance of its product candidates, if approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for its product candidates;

•	protecting its rights in its intellectual property portfolio;

•	maintaining a continued acceptable safety profile of the products following approval; and

•	maintaining and growing an organization of scientists and business people who can develop and commercialize its products and technology.

If SELLAS does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully develop and commercialize its product candidates, which could materially harm its business.

SELLAS’ future success is dependent on the regulatory approval of its product candidates.

SELLAS does not have any products that have gained regulatory approval. Currently, SELLAS’ only clinical-stage product candidate is GPS, which has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two indications. SELLAS’ business is substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize its product candidates in a timely manner. SELLAS cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, SELLAS cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, SELLAS must demonstrate with substantial evidence gathered in preclinical studies and clinical trials, generally including two well-controlled Phase 3 trials, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. SELLAS has not obtained regulatory approval for any product candidate and it is possible that SELLAS’ existing product candidate or any future product candidates will ever obtain regulatory approval.

SELLAS’ current and future product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of its clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with its interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of its product candidates to support the submission and filing of a BLA, NDA or other submission or to obtain regulatory approval;

•	failure to obtain approval of its manufacturing processes or facilities of third-party manufacturers with whom it contracts for clinical and commercial supplies or its own manufacturing facility; or

•	changes in the approval policies or regulations that render its preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval or additional studies, which may delay or prevent approval and its commercialization plans, or SELLAS may decide to abandon the development program. If SELLAS were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than it requests (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Even if a product candidate were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If SELLAS is unable to obtain regulatory approval for one of its product candidates in one or more jurisdictions, or any approval contains significant limitations, SELLAS may not be able to obtain sufficient funding to continue the development of that product or generate revenues attributable to that product candidate. Also, any regulatory approval of its current or future product candidates, once obtained, may be withdrawn.

SELLAS’ product candidate, GPS, represents a new therapeutic approach that presents significant challenges.

SELLAS’ future success is dependent in part on the successful development of WT1 peptide immunotherapies in general and GPS in particular. Because this program represents a new approach to cancer immunotherapy for the treatment of cancer and other diseases, developing and commercializing GPS subjects SELLAS to a number of challenges, including:

•	obtaining regulatory approval from the FDA and other regulatory authorities, which have very limited experience with the development and commercialization of WT1 cancer immunotherapies;

•	the ability to obtain, store and use the three components required for administration, GPS, granulocyte-macrophage colony-stimulating factor, and Montanide;

•	training medical personnel regarding the proper preparation of GPS for administration and proper handling thereof once prepared;

•	utilizing GPS in combination with other therapies, which may increase the risk of adverse side effects;

•	educating medical personnel regarding the potential side effect profile of GPS for each target indication;

•	developing processes for the safe administration of GPS, including long-term follow-up for all patients who receive these product candidate;

•	sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process GPS;

•	developing a manufacturing process and distribution network that can provide a stable supply with a cost of goods that allows for an attractive return on investment;

•	establishing sales and marketing capabilities after obtaining any regulatory approval to gain market acceptance, and obtaining adequate coverage, reimbursement and pricing by third-party payors and government authorities; and

•	developing therapies for types of diseases beyond those initially addressed by GPS.

SELLAS cannot be sure that the manufacturing processes used in connection with GPS will yield a satisfactory product that is safe and effective, scalable or profitable.

Moreover, public perception of safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

The results of preclinical studies or earlier clinical trials are not necessarily predictive of future results. SELLAS’ existing product candidate in clinical trials, and any other product candidate SELLAS advances into clinical trials, may not have favorable results in later clinical trials or receive regulatory approval.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of an investigational drug. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than SELLAS, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies or clinical trials. For example, a broadly similar anti-cancer peptide immunotherapeutic against melanoma-specific antigen being developed by GlaxoSmithKline for advanced unresectable melanoma initially produced positive efficacy data in a Phase 2 clinical study, but subsequently failed to prove more beneficial than placebo in a controlled, blinded and randomized Phase 3, registration-enabling clinical trial in the same indication in patients after tumor resection. Despite the results reported in earlier preclinical studies or clinical trials for its product candidate, SELLAS does not know whether the clinical trials SELLAS may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market GPS for a particular indication, either as a monotherapy or in combination, in any particular jurisdiction. Although SELLAS is currently studying GPS as a treatment for up to eight types of cancers, only two indications (acute myeloid leukemia, or AML, and malignant pleural mesothelioma, or MPM) have completed Phase 2 clinical trials and have Phase 3 clinical trials planned (pending funding availability). Efficacy data from prospectively designed trials may differ significantly from those obtained from retrospective subgroup analyses. If later-stage clinical trials do not produce favorable results, SELLAS’ ability to achieve regulatory approval for GPS may be adversely impacted. Even if SELLAS believes that SELLAS has adequate data to support an application for regulatory approval to market any of its current or future product candidates, the FDA or other regulatory authorities may not agree and may require that it conducts additional clinical trials.

SELLAS may use its financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because SELLAS has limited financial and human resources, it may forego or delay pursuit of opportunities with some programs or potential product candidates or for other indications that later prove to have greater commercial potential. SELLAS’ resource allocation decisions may cause it to fail to capitalize on viable commercial products or more profitable market opportunities. SELLAS’ spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. SELLAS may also enter into additional strategic collaboration agreements to develop and commercialize some of its programs and potential product candidates in indications with potentially large commercial markets. If SELLAS does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other royalty arrangements in cases in which it would have been more advantageous for SELLAS to retain sole development and commercialization rights to such product candidate, or SELLAS may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

SELLAS may find it difficult to enroll patients in its clinical trials given the limited number of patients who have the diseases for which its product candidates are being studied. Difficulty in enrolling patients for this or other reasons could delay or prevent clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of SELLAS’ current and future product candidates is essential to its success. The timing of SELLAS’ clinical trials depends in part on the rate at which SELLAS can recruit patients to participate in clinical trials of its product candidates, and SELLAS may experience delays in its clinical trials if SELLAS encounters difficulties in enrollment.

The eligibility criteria of SELLAS’ planned clinical trials may further limit the available eligible trial participants as SELLAS expects to require that patients have specific characteristics that SELLAS can measure or meet the criteria to assure their conditions are appropriate for inclusion in its clinical trials. For instance, in SELLAS’ planned AML Phase 3 clinical study, only patients who meet specific inclusion criteria will enter the study. Primary entry restrictions include being greater than or equal to 60 years of age, having received upfront treatment with chemotherapy agents only, having achieved complete remission, as well as demonstrating adequate hematologic recovery. The estimated prevalence of AML is 12,000 to 20,000 cases in the United States (across all ages) and only a subset of this group satisfies the enrollment criteria for SELLAS’ AML Phase 3 clinical trial. SELLAS may not be able to identify, recruit, and enroll a sufficient number of patients to complete its clinical trials in a timely manner because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, and the willingness of physicians to participate in its planned clinical trials. If patients are unwilling to participate in SELLAS’ clinical trials for any reason, the timeline for conducting trials and obtaining regulatory approval of its product candidates may be delayed.

If SELLAS experiences delays in the completion of, or termination of, any clinical trials of its current or future product candidates, the commercial prospects of its product candidates could be harmed, and its ability to generate product revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing its clinical trials would likely increase its overall costs, impair product candidate development and jeopardize its ability to obtain regulatory approval relative to its current plans. Any of these occurrences may harm its business, financial condition, and prospects significantly.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and clinical trials.

SELLAS may experience delays in its ongoing or future clinical trials and SELLAS does not know whether planned clinical trials will begin or enroll subjects on time, will need to be redesigned or will be completed on schedule, if at all. There can be no assurance that the FDA will not put clinical trials of any of its product candidates on clinical hold in the future. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a clinical trial design that SELLAS is able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a trial;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at each site;

•	withdrawal of clinical trial sites from its clinical trials or the ineligibility of a site to participate in its clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in subjects completing a trial or returning for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of its third-party clinical trial managers, CROs, clinical trial sites, contracted laboratories or other third-party vendors to satisfy their contractual duties, meet expected deadlines or return trustworthy data;

•	delay or failure in adding new trial sites;

•	interim results or data that are ambiguous or negative or are inconsistent with earlier results or data;

•	alteration of trial design necessitated by re-evaluation of design assumptions based upon observed data;

•	feedback from the FDA, the IRB, data safety monitoring boards or a comparable foreign regulatory authority, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification to the protocol for a trial;

•	a decision by the FDA, the IRB, a comparable foreign regulatory authority, or SELLAS, or a recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a product candidate;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate to start or to use in clinical trials;

•	lack of adequate funding to continue a trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional studies or increased expenses associated with the services of its CROs and other third parties; or

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue a clinical trial.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the severity of the disease under investigation, the proximity of subjects to clinical sites, the patient referral practices of physicians, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out or die before completion, competition for patients from other clinical trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications SELLAS is investigating. SELLAS may not be able to initiate or continue to support clinical trials of GPS for one or more indications, or any future product candidates if SELLAS is unable to locate and enroll a sufficient number of eligible participants in these trials as required by the FDA or other regulatory authorities. Even if SELLAS is able to enroll a sufficient number of patients in its clinical trials, if the pace of enrollment is slower than SELLAS expects, the development costs for its product candidates may increase and the completion of its trials may be delayed or its trials could become too expensive to complete. SELLAS relies on CROs, other vendors and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and while SELLAS has agreements governing their committed activities, SELLAS has limited influence over their actual performance.

If SELLAS experiences delays in the completion or termination of any clinical trial of its product candidates, the approval and commercial prospects of such product candidate will be harmed, and SELLAS’ ability to generate product revenues from such product candidate will be delayed. In addition, any delays in completing its clinical trials will increase its costs, slow down its product candidate development and approval process and jeopardize SELLAS’ ability to commence product sales and generate revenues. Any delays in completing its clinical trials for its product candidates may also decrease the period of commercial exclusivity. In addition, many of the factors that could cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its product candidates.

SELLAS’ current and future product candidates, the methods used to deliver them or their dosage levels may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any regulatory approval.

Undesirable side effects caused by SELLAS’ current or future product candidates, their delivery methods or dosage levels could cause SELLAS or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. For example, although no high-grade delayed type hypersensitivity in the skin or systemic anaphylaxis events have been noted after GPS administration in patients treated in SELLAS’ clinical studies to date, it is theoretically possible that such toxicities, or other type of adverse events, may occur in future clinical studies. As a result of safety or toxicity issues that SELLAS may experience in its clinical trials, SELLAS may not receive approval to market any product candidates, which could prevent SELLAS from ever generating revenues or achieving profitability. Results of SELLAS’ trials could reveal an unacceptably high severity and incidence of side effects. In such an event, SELLAS’ trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order SELLAS to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may have a material adverse effect on its business, results of operations, financial condition, cash flows and future prospects.

Additionally, if any of SELLAS’ product candidates receives regulatory approval, and SELLAS or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including that:

•	SELLAS may be forced to suspend marketing of such product;

•	regulatory authorities may withdraw their approvals of such product;

•	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

•	SELLAS may be required to conduct post-marketing studies;

•	SELLAS may be required to change the way the product is administered;

•	SELLAS could be sued and held liable for harm caused to subjects or patients; and

•	SELLAS’ reputation may suffer.

Any of these events could prevent SELLAS from achieving or maintaining market acceptance of the particular product candidate, if approved.

SELLAS’ product development program may not uncover all possible adverse events that patients who take GPS may experience. The number of subjects exposed to GPS and the average exposure time in the clinical development program may be inadequate to detect rare adverse events, or chance findings, that may only be detected once the product is administered to more patients and for greater periods of time.

Clinical trials by their nature utilize a sample of the potential patient population. However, with a limited number of subjects and limited duration of exposure, SELLAS cannot be fully assured that rare and severe side effects of GPS will be uncovered. Such rare and severe side effects may only be uncovered with a significantly larger number of patients exposed to the drug. If such safety problems occur or are identified after GPS reaches the market, the FDA may require that SELLAS amend the labeling of the product or recall the product, or may even withdraw approval for the product.

SELLAS currently has Orphan Drug exclusivity for GPS in the treatment of AML and MPM, and may seek Orphan Drug designation for additional product candidates or indications, which might not be received or provide the intended benefits thereof.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as Orphan Drugs. Under the Orphan Drug Act, the FDA may designate a product as an Orphan Drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Both the FDA and the European Medicines Agency, or EMA, have granted SELLAS orphan status for GPS in AML and MPM.

Generally, if a product with an Orphan Drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if SELLAS obtains Orphan Drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an Orphan Drug is approved, the FDA can subsequently approve a new drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

SELLAS currently has Fast Track designation for GPS in the treatment of AML and MPM, and may seek Fast Track designation for additional product candidates or indications, which might not be received or provide the intended benefits thereof.

If a product candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. If SELLAS seeks Fast Track designation for a product candidate or target indication, SELLAS may not receive it from the FDA. The FDA has given SELLAS Fast Track designation for GPS in AML and MPM.

However, Fast Track designation does not ensure that SELLAS will receive marketing approval or that approval will be granted within any particular timeframe. SELLAS may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from SELLAS’ clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Failure to obtain regulatory approval in international jurisdictions would prevent its product candidates from being marketed abroad.

In addition to regulations in the United States, to market and sell SELLAS’ products in the European Union, many Asian countries and other jurisdictions, SELLAS must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Clinical trials accepted in one country may not be accepted by regulatory authorities in other countries. In addition, many countries outside the United States require that a product be approved for reimbursement before it can be approved for sale in that country. A product candidate that has been approved for sale in a particular country may not receive reimbursement approval in that country. SELLAS may not be able to obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. SELLAS may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market. If SELLAS is unable to obtain approval of any of its current or future product candidates by regulatory authorities in the European Union, Asia or elsewhere, the commercial prospects of that product candidate may be significantly diminished, its business prospects could decline and this could materially adversely affect its business, results of operations and financial condition.

Even if SELLAS’ current and future product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if SELLAS obtains regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, adverse event reporting, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-marketing information. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance by SELLAS and/or its contract manufacturing organizations, or CMOs, and CROs for any post-approval clinical trials that it conducts. The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of its product candidates, they may require labeling changes or establishment of a risk evaluation and mitigation strategy, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, current Good Clinical Practices, or GCP, and other regulations. If SELLAS or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or SELLAS, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If SELLAS, its product candidates or the manufacturing facilities for its product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require SELLAS to provide corrective information to healthcare practitioners;

•	require SELLAS to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by SELLAS;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require SELLAS to initiate a product recall.

The occurrence of any event or penalty described above may inhibit SELLAS’ ability to successfully commercialize its products and generate revenues.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, or the DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, state attorneys general, members of Congress and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities. Violations, including actual or alleged promotion of SELLAS’ products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA. Any actual or alleged failure to comply with labeling and promotion requirements may have a negative impact on its business.

SELLAS may not successfully identify, acquire, develop or commercialize new potential product candidates.

Part of SELLAS’ business strategy is to explore and evaluate opportunities to expand its product candidate pipeline by identifying and validating new product candidates, which SELLAS may develop itself, in-license or otherwise acquire from others. In addition, in the event that SELLAS’ existing product candidates do not receive regulatory approval or are not successfully commercialized, then the success of its business will depend on SELLAS’ ability to expand its product pipeline through in-licensing or other acquisitions. SELLAS may be unable to identify relevant product candidates. If SELLAS does identify such product candidates, SELLAS may be unable to reach acceptable terms with any third party from which it desires to in-license or acquire them.

SELLAS may not realize the benefits of strategic alliances that SELLAS may form in the future.

SELLAS may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that SELLAS believes will complement or augment SELLAS’ existing business. These relationships, or those like them, may require SELLAS to incur nonrecurring and other charges, increase its near- and long-term expenditures, issue securities that dilute SELLAS’ existing shareholders or disrupt its management and business. In addition, SELLAS faces significant competition in seeking appropriate strategic alliances and the negotiation process is time-consuming and complex. Moreover, SELLAS may not be successful in its efforts to establish a strategic alliance or other alternative arrangements for any future product candidates and programs because its research and development pipeline may be insufficient, its product candidates and programs may be deemed to be at too early a stage of development for collaborative effort and third parties may not view its product candidates and programs as having the requisite potential to demonstrate safety and efficacy. If SELLAS licenses products or acquire businesses, SELLAS may not be able to realize the benefit of such transactions if SELLAS is unable to successfully integrate them with SELLAS’ existing operations and company culture. SELLAS cannot be certain that, following a strategic transaction or license, SELLAS will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic alliances agreements related to its product candidates could also delay the development and commercialization of its product candidates and reduce their competitiveness even if they reach the market.

Risks Related to SELLAS’ Manufacturing

SELLAS is subject to a multitude of manufacturing risks, any of which could substantially increase its costs and limit supply of GPS.

Concurrent with the license of GPS, SELLAS acquired certain supplies intended for clinical use, from MSK. These MSK clinical supplies may not be adequate for future clinical studies. SELLAS and its CMOs will need to conduct significant development work for each target indication for studies, trials and commercial launch readiness.

The processes by which GPS is manufactured were initially developed by MSK for clinical purposes. SELLAS intends to improve these existing processes for more advanced clinical trials or commercialization. Developing commercially viable manufacturing processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including cost overruns, potential problems with process scale-up, process reproducibility, stability issues, consistency and timely availability of reagents or raw materials. The manufacturing facilities in which GPS will be made could be adversely affected by earthquakes and other natural disasters, equipment failures, labor shortages, power failures, and numerous other factors.

Additionally, the process of manufacturing cancer immunotherapies is complex, highly regulated and subject to several risks, including but not limited to:

•	the manufacturing process is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing and distribution processes for GPS could result in reduced production yields, product defects, and other supply disruptions. Product defects can also occur unexpectedly. If microbial, viral, or other contaminations are discovered in GPS or in the manufacturing facilities in which GPS is made, such manufacturing facilities may need to be closed for an extended period of time to allow SELLAS to investigate and remedy the contamination; and

•	GPS’s active pharmaceutical ingredient manufacturing is sensitive to heavy metal contamination. As such, extremely low levels of heavy metals are part of the active pharmaceutical ingredient manufacturing process; GPS’s drug product manufacturing is sensitive to water and oxygen contamination, as such the drug product is lyophilized (to reduce and residual water) and under a nitrogen blanket (to reduce any oxygen). The presence of heavy metals in the active pharmaceutical ingredient and excess water and oxygen in the drug product can lead to higher than acceptable levels of impurities, which can lead to the active pharmaceutical ingredient or drug product being unacceptable for use.

Any adverse developments affecting manufacturing operations for GPS may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls or other interruptions in the supply of SELLAS’ drug substance and drug product, which could delay the development of GPS. SELLAS may also have to write off inventory, incur other charges and expenses for supply of drug product that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives. Inability to meet the demand for GPS could damage SELLAS’ reputation and the reputation of its products among physicians, healthcare payors, patients or the medical community, and cancer treatment centers, which could adversely affect SELLAS’ ability to operate its business and its results of operations.

SELLAS has limited to no manufacturing, sales, marketing or distribution capability and must rely upon third parties for such.

SELLAS currently has agreements with various third-party manufacturing facilities for production of its cancer immunotherapies for research and development and testing purposes. SELLAS depends on these manufacturers to meet its deadlines, quality standards and specifications. SELLAS’ reliance on third parties for the manufacture of its active pharmaceutical ingredient and drug product and, in the future, any approved products, creates a dependency that could severely disrupt SELLAS’ research and development, its clinical testing, and ultimately its sales and marketing efforts if the source of such supply proves to be unreliable or unavailable. If the contracted manufacturing source is unreliable or unavailable, SELLAS may not be able to manufacture clinical drug supplies of its cancer immunotherapies, and SELLAS’ preclinical and clinical testing programs may not be able to move forward and SELLAS’ entire business plan could fail.

Both the active pharmaceutical ingredient and drug product for GPS are currently single sourced. SELLAS believes these single sources are currently capable of supplying all anticipated needs of SELLAS’ proposed clinical studies, as well as initial commercial introduction. If SELLAS is able to commercialize its products in the future, there is no assurance that SELLAS’ manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards or cGMP. Once the nature and scope of additional indications and their commensurate drug product demands are established, SELLAS will seek secondary suppliers of both the active pharmaceutical ingredient and drug product for GPS, but SELLAS cannot assure that such secondary suppliers will be found on terms acceptable to SELLAS, or at all.

If any of SELLAS CMOs’ clinical manufacturing facilities are damaged or destroyed or production at such facilities is otherwise interrupted, SELLAS’ business and prospects would be negatively affected.

If SELLAS’ CMOs’ manufacturing facilities or the equipment in them is damaged or destroyed, SELLAS may not be able to quickly or inexpensively replace its manufacturing capacity or replace it at all. In the event of a temporary or protracted loss of this facility or equipment, SELLAS might not be able to transfer manufacturing to another CMO. Even if SELLAS could transfer manufacturing to another CMO, the shift would likely be expensive and time-consuming, particularly because the new facility would need to comply with the necessary regulatory requirements and SELLAS would need FDA approval before selling any products manufactured at that facility. Such an event could delay SELLAS’ clinical trials or reduce its product sales.

Currently, SELLAS maintains insurance coverage against damage to its property and to cover business interruption and research and development restoration expenses. However, SELLAS’ insurance coverage may not reimburse SELLAS, or may not be sufficient to reimburse SELLAS, for any expenses or losses SELLAS may suffer. SELLAS may be unable to meet its requirements for GPS if there were a catastrophic event or failure of its current manufacturing facility or processes.

Risks Related to SELLAS’ Dependence on Third Parties

SELLAS relies on third parties to conduct its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if SELLAS loses any of its CROs or other key third-party vendors, SELLAS may not be able to obtain regulatory approval for or commercialize its current or future product candidates on a timely basis, if at all.

SELLAS has relied upon and plan to continue to rely upon third-party CROs, vendors and contractors to monitor and manage data for its ongoing preclinical and clinical programs. For example, SELLAS’ collaborating investigators at MSK, along with their clinical and clinical operations teams, manage the conduct of the ongoing clinical trials for GPS as well as perform the analysis, publication and presentation of data and results related to this program. SELLAS also relies on collaborating investigators, along with their clinical and clinical operations teams, at MSK for the collection and transfer of various types of follow-up data regarding studies previously conducted by MSK. SELLAS plans to rely on CROs and other third-party vendors for all currently contemplated clinical studies, with services to be rendered by such CROs ranging from, in the case of assorted Phase 2 trials, specific and need-tailored (e.g., data management and biostatistics) only to, in the case of in the case of SELLAS’ immune combination (PD1 blockade) Phase 2 trial and all planned Phase 3 trials, all-encompassing. SELLAS relies on these parties for the execution of its preclinical studies and clinical trials, and SELLAS controls only some aspects of their activities. Nevertheless, SELLAS is responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and its reliance on the CROs does not relieve SELLAS of its regulatory responsibilities. SELLAS also relies on third parties to assist in conducting its preclinical studies in accordance with Good Laboratory Practices, or GLP, and the Animal Welfare Act requirements. SELLAS and its CROs are required to comply with federal regulations, and GCP, which are international standards meant to protect the rights and health of patients that are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of its products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If SELLAS, or any of its partners or CROs, fail to comply with applicable regulations, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require SELLAS to perform additional clinical trials before approving its regulatory applications. SELLAS cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with applicable requirements. In addition, SELLAS’ clinical trials must be conducted with product produced under cGMP and other requirements. SELLAS is also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, clinicaltrials.gov, within a specified timeframe. Failure to comply with these regulations may require SELLAS to repeat preclinical studies and clinical trials, which would delay the regulatory approval process and result in adverse publicity.

SELLAS’ CROs, third-party vendors and contractors are not SELLAS’ employees, and except for remedies available to SELLAS under its agreements with such CROs, third-party vendors and contractors, SELLAS cannot control whether or not they devote sufficient time and resources, including experienced staff, to its ongoing clinical, nonclinical and preclinical programs. They may also have relationships with other entities, some of which may be SELLAS’ competitors. If CROs, third-party vendors and contractors do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to SELLAS’ clinical protocols, regulatory requirements or for other reasons, SELLAS’ clinical trials may be extended, delayed or terminated and SELLAS may not be able to obtain regulatory approval for or successfully commercialize its current or future product candidates. CRO, vendor or contractor errors could cause SELLAS’ results of operations and the commercial prospects for its current or future product candidates to be harmed, its costs to increase and SELLAS’ ability to generate revenues to be delayed.

SELLAS internal capacity for clinical trial execution and management is limited and therefore SELLAS has relied on third parties. Outsourcing these functions involves risk that third parties may not perform to SELLAS’ standards, may not produce results or data in a timely manner or may fail to perform at all. Other data or data updates from studies or trials previously conducted by MSK or others may emerge in the future. In addition, the use of third-party service providers requires SELLAS to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated. SELLAS currently has a small number of employees, which limits the internal resources SELLAS has available to identify and monitor its third-party providers. To the extent SELLAS is unable to identify and successfully manage the performance of third-party service providers in the future, its business may be adversely affected. Though SELLAS carefully manages its relationships with its CROs, there can be no assurance that SELLAS will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.

SELLAS’ CROs, third-party vendors and contractors have the right to terminate their agreements with SELLAS in the event of an uncured material breach. In addition, some of SELLAS’ CROs, third-party vendors and contractors have an ability to terminate their respective agreements with SELLAS if it can be reasonably demonstrated that the safety of the subjects participating in its clinical trials warrants such termination, if SELLAS makes a general assignment for the benefit of its creditors or if SELLAS is liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in its development programs. In addition, there is a natural transition period when a new CRO, third-party vendor or contractor commences work and the new CRO, third-party vendor or contractor may not provide the same type or level of services as the original provider. If any of its relationships with its third-party CROs, third-party vendors or contractors terminate, SELLAS may not be able to enter into arrangements with alternative CROs, third-party vendors or contractors on a timely basis, on commercially reasonable terms or at all.

SELLAS is, and expects to continue to be, dependent on third parties for the manufacturing of GPS and any future product candidates and its supply chain, and if SELLAS experiences problems with any of these third parties, the manufacturing of its product candidates could be delayed.

SELLAS does not operate facilities for the manufacturing of its product candidates. In the case of GPS, SELLAS currently relies on its CMO for the production of this product candidate and the acquisition of materials incorporated in or used in the manufacturing or testing of this product candidate. SELLAS CMOs or partners are not its employees, and except for remedies available to SELLAS under its agreements with such CMOs or partners, SELLAS cannot control whether or not they devote sufficient time and resources, including experienced staff, to the manufacturing of supply for its ongoing clinical, nonclinical and preclinical programs. To meet SELLAS’ projected needs for clinical and commercial materials to support its activities through regulatory approval and commercial manufacturing of GPS, SELLAS will need to develop the manufacturing of such materials at a CMO, and such CMO will need develop relationships with suppliers of critical starting or other materials.

As the manufacturing process for both the active pharmaceutical ingredient and drug product for GPS used by and for MSK is inadequate for Phase 3 and commercial use, SELLAS has begun developing more robust manufacturing processes for both the active pharmaceutical ingredient and drug product. Developing manufacturing processes and know-how is complex and involves review and incorporation of both documented and undocumented processes that may have evolved over time. In addition, developing production for different facilities may require utilization of new or different processes to meet the specific requirements of a given facility.

Demonstrating comparability between the active pharmaceutical ingredient and drug product used by and for MSK and the active pharmaceutical ingredient and drug product intended for use by SELLAS in the proposed clinical studies has been discussed with the FDA and the EMA. The comparative analytical program, designed in conjunction with the FDA and the EMA to confirm such comparability, is currently underway.

If SELLAS is not able to successfully produce comparable active pharmaceutical ingredient and drug product, SELLAS’ ability to further develop and manufacture GPS may be negatively impacted. SELLAS may need to identify additional CMOs for continued production of supply for GPS. In addition, given the manufacturing process for its WT1 peptide cancer immunotherapy product candidate, the number of CMOs who possess the requisite skill and capability to manufacture GPS is limited. SELLAS has not yet identified alternate suppliers in the event the current CMOs that SELLAS utilizes are unable to scale production, or if SELLAS otherwise experiences any problems with them. Manufacturing cancer immunotherapies is complicated and tightly regulated by the FDA and comparable regulatory authorities around the world, and although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers, transfer manufacturing procedures to these alternative suppliers, and demonstrate comparability of material produced by such new suppliers. New manufacturers of any product would be required to qualify under applicable regulatory requirements. These manufacturers may not be able to manufacture SELLAS’ compounds at costs, or in quantities, or in a timely manner necessary to complete development of GPS or make commercially successful products. If SELLAS is unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, SELLAS may not be able to complete development of GPS, or market or distribute it. In addition, should the FDA not agree with SELLAS’ product candidate specifications and comparability assessments for these materials, further clinical development of GPS could be substantially delayed and SELLAS would incur substantial additional expenses.

Reliance on third-party manufacturers entails risks to which SELLAS would not be subject if SELLAS manufactured product candidates itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility that the third-party manufacturer does not maintain the financial resources to meet its obligations under the manufacturing agreement, the possibility of breach of the manufacturing agreement by the third party because of factors beyond SELLAS’ control, including a failure to synthesize and manufacture its product candidates or any products SELLAS may eventually commercialize in accordance with its specifications, misappropriation of its proprietary information, including its trade secrets and know-how, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to SELLAS. In addition, the FDA and other regulatory authorities require that its product candidates and any products that SELLAS may eventually commercialize be manufactured according to cGMP and similar foreign standards. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The FDA or similar foreign regulatory agencies may also implement new standards at any time, or change their interpretations and enforcement of existing standards for manufacture, packaging or testing of products. SELLAS has little control over its manufacturers’ compliance with these regulations and standards. Any failure by SELLAS’ third-party manufacturers to comply with cGMP or other applicable regulations or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of its product candidates. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to SELLAS, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction or imposing civil and criminal penalties.

Any significant disruption in SELLAS’ supplier relationships could harm its business. Any significant delay in the supply of a product candidate for an ongoing clinical trial could considerably delay initiation or completion of SELLAS’ clinical trials, product testing and potential regulatory approval of its product candidates. If SELLAS or its manufacturers are unable to purchase key materials after regulatory approval has been obtained for its product candidates, the commercial launch of its product candidates could be delayed or there could be a shortage in supply, which could impair SELLAS’ ability to generate revenues from the sale of its product candidates.

SELLAS enters into various contracts in the normal course of its business in which SELLAS indemnifies the other party to the contract. In the event SELLAS has to perform under these indemnification provisions, it could have a material adverse effect on its business, financial condition and results of operations.

In the normal course of business, SELLAS periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to SELLAS’ academic and other research agreements, SELLAS typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which SELLAS has secured licenses, and from claims arising from SELLAS’ or its sublicensees’ exercise of rights under the agreement. With respect to SELLAS’ collaboration agreements, SELLAS indemnifies its collaborators from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, SELLAS indemnifies them from claims arising from the good faith performance of their services.

Should SELLAS’ obligation under an indemnification provision exceed applicable insurance coverage or if SELLAS were denied insurance coverage, SELLAS’ business, financial condition and results of operations could be adversely affected. Similarly, if SELLAS is relying on a collaborator to indemnify SELLAS and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify SELLAS, its business, financial condition and results of operations could be adversely affected.

Risks Related to SELLAS’ Intellectual Property

If SELLAS is unable to obtain and maintain sufficient intellectual property protection for its current and future product candidates, or if the scope of the intellectual property protection is not sufficiently broad, SELLAS’ ability to commercialize its product candidates successfully and to compete effectively may be adversely affected.

SELLAS relies upon a combination of patents, trade secrets and confidentiality agreements to protect the intellectual property related to its technology and product candidate. If SELLAS does not adequately protect its intellectual property, competitors may be able to use its technologies and erode or negate any competitive advantage SELLAS may have, which could harm its business and ability to achieve profitability. The patentability of inventions and the validity, enforceability and scope of patents in the biotechnology field is generally uncertain because it involves complex legal, scientific and factual considerations, and it has in recent years been the subject of significant litigation. Moreover, the standards applied by the U.S. Patent and Trademark Office, or USPTO, and non-U.S. patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents.

Consequently, the patent applications that SELLAS owns or in-licenses may fail to result in issued patents with claims that cover its current and future product candidates in the United States or in other countries. There is no assurance that all potentially relevant prior art relating to SELLAS’ patents and patent applications is known to SELLAS or has been found in the instances where searching was done. SELLAS may be unaware of prior art that could be used to invalidate an issued patent or prevent a pending patent application from issuing as a patent. There also may be prior art of which SELLAS is aware, but which SELLAS does not believe affects the validity or enforceability of a claim of one of its patents or patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of such claim.

Even if patents have been issued or do successfully issue from patent applications, and even if such patents cover its product candidates, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held to be unenforceable. No assurance can be given that if challenged, SELLAS’ patents would be declared by a court to be valid or enforceable. Furthermore, even if they are unchallenged, SELLAS’ patents and patent applications may not adequately protect its intellectual property, provide exclusivity for its product candidates or prevent others from designing around its claims. Also, the possibility exists that others will develop products on an independent basis which have the same effect as its product candidates and which do not infringe SELLAS’ patents or other intellectual property rights, or that others will design around the claims of patents that SELLAS has had issued that cover its product candidates. If the breadth or strength of protection provided by the patents and patent applications SELLAS holds, licenses or pursues with respect to its product candidates is threatened, it could jeopardize SELLAS’ ability to commercialize its product candidates. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Any of these outcomes could have an adverse impact on its business.

If patent applications that SELLAS holds or in-licenses with respect to its technology or product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for its product candidates, it could dissuade companies from collaborating with SELLAS. SELLAS has licensed a number of patent applications covering its product candidates. SELLAS cannot offer any assurances about which, if any, patents will be issued with respect to these pending patent applications, the breadth of any such patents, whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or exclusively licensed to SELLAS could deprive SELLAS of rights necessary for the successful commercialization of any product candidate that

SELLAS or its collaborators may develop. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, SELLAS cannot be certain that SELLAS was the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications that have never had a claim with an effective filing date on or after March 16, 2013, an interference proceeding in the United States can be initiated by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of SELLAS’ applications or patents. Similarly, SELLAS could become involved in derivation proceedings before the USPTO to determine inventorship with respect to its patent applications. SELLAS may also become involved in opposition proceedings in the European Patent Office or counterpart offices in other jurisdictions regarding its intellectual property rights. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent generally occurs 20 years after it is filed. Although various extensions may be available if certain conditions are met, the life of a patent and the protection it affords is limited. If SELLAS encounters delays in its clinical trials or in obtaining regulatory approvals, the period of time during which SELLAS could exclusively market any of its product candidates under patent protection, if approved, could be reduced. Even if patents covering its product candidates are obtained, once the patent life has expired for a product, SELLAS may be vulnerable to competition from biosimilar products. Any loss of patent protection could have a material adverse impact on its business. SELLAS may be unable to prevent competitors from entering the market with a product that is similar or identical to its product candidates, which could harm its business and ability to achieve profitability.

Furthermore, the research resulting in certain of SELLAS’ licensed patent rights and technology was funded by the U.S. government. As a result, the government has certain rights, such as march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to practice the invention for or on behalf of the United States. These rights may permit the government to disclose SELLAS’ confidential information to third parties and to exercise march-in rights to use or allow third parties to use its licensed technology. The government can exercise its march-in rights if it determines that action is necessary because SELLAS fails to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, its rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm SELLAS’ competitive position, business, results of operations, financial condition and future prospects.

If SELLAS is sued for infringing the intellectual property rights of third parties, such litigation could be costly and time-consuming and could prevent or delay its development and commercialization efforts.

SELLAS’ commercial success depends, in part, on SELLAS and its collaborators not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation and other adversarial proceedings, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interference or derivation proceedings, oppositions, and inter partes and post-grant review proceedings before the USPTO and non-U.S. patent offices. Numerous U.S. and non-U.S. issued patents and pending patent applications owned by third parties exist in the fields in which SELLAS is developing and may develop its current and future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as SELLAS’ product pipeline grows, the risk increases that its product candidates may be subject to claims of infringement of third parties’ patent rights as it may not always be clear to industry participants, including SELLAS, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable.

Third parties may assert infringement claims against SELLAS based on existing or future intellectual property rights, alleging that SELLAS is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacturing of its product candidates that SELLAS failed to identify. For example, applications filed before November 29, 2000, and certain applications filed on or after that date that will not be filed outside the United States, remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing date. Therefore, patent applications covering SELLAS’ product candidates, or their use or manufacture, could have been filed by others without SELLAS’ knowledge. In addition, pending patent applications that have been published, including some of which SELLAS is aware, could be later amended in a manner that could cover its product candidates or their use or manufacture. SELLAS may analyze patents or patent applications of its competitors that SELLAS believes are relevant to its activities and believe that SELLAS is free to operate in relation to any of its product candidates, but its competitors may obtain issued claims, including in patents SELLAS considers to be unrelated, which may block its efforts or potentially result in any of its product candidates or its activities infringing such claims. If SELLAS is sued for patent infringement, SELLAS would need to demonstrate that its product candidates, products and methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and SELLAS may not be able to do this. Proving that a patent is invalid is difficult. For example, in the United States, proving invalidity in a district court proceeding requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and proving invalidity in an inter partes review proceeding in the USPTO requires a showing of a preponderance of the evidence. Even if SELLAS is successful in these proceedings, SELLAS may incur substantial costs and the time and attention of its management and scientific personnel could be diverted, which could have a material adverse effect on SELLAS. If any issued third-party patents were held by a court of competent jurisdiction to cover aspects of SELLAS’ materials, formulations, methods of manufacture or methods for treatment, SELLAS could be forced, including by court order, to cease developing, manufacturing or commercializing the relevant product candidate until such patent expired. Alternatively, SELLAS may be required to obtain a license from such third party in order to use the infringing technology and to continue developing, manufacturing or marketing the infringing product candidate. However, SELLAS may not be able to obtain any required license on commercially reasonably terms, or at all. Even if SELLAS were able to obtain a license, the rights may be nonexclusive, which could result in its competitors gaining access to the same intellectual property licensed to SELLAS. Ultimately, SELLAS could be prevented from commercializing a product candidate, or be forced to cease some aspect of its business operations, if, as a result of actual or threatened patent infringement claims, SELLAS is unable to enter into licenses on acceptable terms. This could harm its business significantly.

Parties making claims against SELLAS may obtain injunctive or other equitable relief, which could effectively block SELLAS’ ability to further develop and commercialize one or more of its product candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if SELLAS were to ultimately prevail, or to settle at an early stage, such litigation could burden SELLAS with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of SELLAS’ management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against SELLAS, SELLAS may have to pay substantial damages, including treble damages and attorneys’ fees if SELLAS is found to have willfully infringed a patent, or to redesign its infringing product candidates, which may be impossible or require substantial time and monetary expenditure. SELLAS may also elect to enter into license agreements in order to settle patent infringement claims prior to litigation, and any such license agreement may require SELLAS to pay royalties and other fees that could be significant.

SELLAS may face claims that it misappropriated the confidential information or trade secrets of a third party. If SELLAS is found to have misappropriated a third party’s trade secrets, SELLAS may be prevented from further using such trade secrets, which could limit SELLAS’ ability to develop its product candidates. SELLAS is not aware of any material threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If SELLAS fails in defending any such claims, in addition to paying monetary damages, SELLAS may lose valuable intellectual property rights or personnel. Even if SELLAS is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of its product candidates, programs or intellectual property could be diminished. Accordingly, the market price of SELLAS Shares may decline.

SELLAS may be subject to claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

SELLAS employs individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including SELLAS’ competitors or potential competitors. Although SELLAS has written agreements and makes every effort to ensure that its employees, consultants, and independent contractors do not use the proprietary information or intellectual property rights of others in their work for SELLAS, SELLAS may in the future be subject to any claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties. Litigation may be necessary to defend against these claims. If SELLAS fails in defending any such claims, in addition to paying monetary damages, SELLAS may lose valuable intellectual property rights or personnel, which could adversely impact its business. Even if SELLAS is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

SELLAS may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on SELLAS’ current and future product candidates in all countries throughout the world would be prohibitively expensive. SELLAS or its licensors’ intellectual property rights in certain countries outside the United States may be less extensive than those in the United States. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, SELLAS and its licensors may not be able to prevent third parties from practicing SELLAS and its licensors’ inventions in countries outside the United States, or from selling or importing infringing products made using SELLAS and its licensors’ inventions in and into the United States or other jurisdictions. Competitors may use SELLAS and its licensors’ technologies in jurisdictions where SELLAS has not obtained patent protection or where SELLAS does not have exclusive rights under the relevant patent(s) to develop their own products and, further, may export otherwise infringing products to territories where SELLAS and its licensors have patent protection but where enforcement is not as strong as that in the United States. These infringing products may compete with its product candidates in jurisdictions where SELLAS or its licensors have no issued patents or where SELLAS does not have exclusive rights under the relevant patent(s), or its patent claims and other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for SELLAS and its licensors to stop the infringement of SELLAS and its licensors’ patents or marketing of competing products in violation of SELLAS and its licensors’ proprietary rights generally. Proceedings to enforce SELLAS and its licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert its attention from other aspects of its business, could put SELLAS and its licensors’ patents at risk of being invalidated or interpreted narrowly, could put SELLAS and its licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against SELLAS or its licensors. SELLAS or its licensors may not prevail in any lawsuits that SELLAS or its licensors initiate, and even if SELLAS or its licensors are successful the damages or other remedies awarded, if any, may not be commercially meaningful.

SELLAS has in-licensed a significant portion of its intellectual property from MSK. If SELLAS breaches its license agreement with MSK, SELLAS could lose the ability to continue the development and potential commercialization of GPS.

SELLAS does not currently own any patents or patent applications. SELLAS’ lead asset, GPS, is licensed-in from MSK, and includes a license to U.S. and foreign patent applications. Under the MSK license agreement, SELLAS is subject to various obligations, including diligence obligations with respect to funding, development and commercialization activities, payment obligations upon achievement of certain milestones and royalties on product sales, as well as other material obligations. If there is any conflict, dispute, disagreement or issue of nonperformance between SELLAS and MSK regarding its rights or obligations under the license agreements, including any such conflict, dispute or disagreement arising from SELLAS’ failure to satisfy diligence or payment obligations under any such agreement, SELLAS may be liable to pay damages and MSK may have a right to terminate the affected license. The loss of SELLAS’ license agreement with MSK could materially adversely affect SELLAS’ ability to proceed to utilize the affected intellectual property in its development efforts, SELLAS’ ability to enter into future collaboration, licensing and/or marketing agreements for GPS and SELLAS’ ability to commercialize GPS. The risks described elsewhere pertaining to SELLAS’ patents and other intellectual property rights also apply to the intellectual property rights that SELLAS licenses, and any failure by SELLAS or its licensors to obtain, maintain and enforce these rights could have a material adverse effect on its business.

SELLAS may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of its business and on its stock price.

Third parties may infringe SELLAS’ patents, the patents of SELLAS’ licensors, or misappropriate or otherwise violate SELLAS or its licensor’s intellectual property rights. SELLAS and its licensor’s patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In the future, SELLAS or its licensors may elect to initiate legal proceedings to enforce or defend SELLAS or its licensors’ intellectual property rights, to protect SELLAS or its licensor’s trade secrets or to determine the validity or scope of intellectual property rights SELLAS owns or controls. Any claims that SELLAS asserts against perceived infringers could also provoke these parties to assert counterclaims against SELLAS alleging that it infringes their intellectual property rights or that its intellectual property rights are invalid. In addition, third parties may initiate legal proceedings against SELLAS or its licensors to challenge the validity or scope of intellectual property rights SELLAS owns or controls. The proceedings can be expensive and time-consuming. Many of SELLAS or its licensor’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than SELLAS or its licensors can. Accordingly, despite SELLAS or its licensors’ efforts, SELLAS or its licensors may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights SELLAS owns or controls, particularly in countries where the laws may not protect its rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm its business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to SELLAS is invalid or unenforceable, in whole or in part, or may refuse to stop the other party from using the technology at issue on the grounds that SELLAS or its licensors’ patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of SELLAS or its licensors’ patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Interference or derivation proceedings provoked by third parties, brought by SELLAS or its licensors or collaborators, or brought by the USPTO or any non-U.S. patent authority may be necessary to determine the priority of inventions or matters of inventorship with respect to SELLAS’ or its licensors’ patents or patent applications. SELLAS may also become involved in other proceedings, such as reexamination or opposition proceedings, inter partes review, post-grant review or other pre-issuance or post-grant proceedings in the USPTO or its foreign counterparts relating to its intellectual property or the intellectual property of others. An unfavorable outcome in any such proceeding could require SELLAS or its licensors to cease using the related technology and commercializing the affected product candidate, or to attempt to license rights to it from the prevailing party. Its business could be harmed if the prevailing party does not offer SELLAS or its licensors a license on commercially reasonable terms if any license is offered at all. Even if SELLAS or its licensors obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to SELLAS or its licensors. In addition, if the breadth or strength of protection provided by SELLAS or its licensor’s patents and patent applications is threatened, it could dissuade companies from collaborating with SELLAS to license, develop or commercialize current and future product candidates. Even if SELLAS successfully defends such litigation or proceeding, SELLAS may incur substantial costs and it may distract its management and other employees. SELLAS could be found liable for monetary damages, including treble damages and attorneys’ fees, if SELLAS is found to have willfully infringed a patent.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of SELLAS’ confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of SELLAS Shares.

Changes in patent law could diminish the value of patents in general, thereby impairing SELLAS’ ability to protect its current and future product candidates.

As is the case with other biotechnology and pharmaceutical companies, SELLAS’ success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to SELLAS and its licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future decisions by the U.S. Congress, the federal courts and/or the USPTO, the laws and regulations governing patents could change in unpredictable ways that may weaken SELLAS and its licensors’ ability to obtain new patents or to enforce existing patents and patents SELLAS and its licensors or collaborators may obtain in the future.

Patent reform legislation that has occurred could increase the uncertainties and costs surrounding the prosecution of SELLAS and its licensors’ patent applications and the enforcement or defense of SELLAS or its licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of its business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of SELLAS or its licensors’ patent applications and the enforcement or defense of SELLAS or its licensors’ issued patents, all of which could have a material adverse effect on its business and financial condition.

If SELLAS is unable to protect the confidentiality of its trade secrets and other proprietary information, the value of its technology could be materially adversely affected and its business could be harmed.

In addition to seeking the protection afforded by patents, SELLAS relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that SELLAS elects not to patent, processes for which patents are difficult to enforce, and other elements of its technology, discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Any disclosure to or misappropriation by third parties of SELLAS’ confidential proprietary information could enable competitors to quickly duplicate or surpass its technological achievements, including by enabling them to develop and commercialize products substantially similar to or competitive with its current or future product candidates, thus eroding SELLAS’ competitive position in the market. Trade secrets can be difficult to protect. SELLAS seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements and invention assignment agreements with its employees, consultants, and outside scientific advisors, contractors and collaborators. These agreements are designed to protect SELLAS’ proprietary information. Although SELLAS uses reasonable efforts to protect SELLAS’ trade secrets, SELLAS’ employees, consultants, contractors, or outside scientific advisors might intentionally or inadvertently disclose its trade secrets or confidential, proprietary information to competitors. In addition, competitors may otherwise gain access to SELLAS’ trade secrets or independently develop substantially equivalent information and techniques. If any of SELLAS’ confidential proprietary information were to be lawfully obtained or independently developed by a competitor, SELLAS would have no right to prevent such competitor from using that technology or information to compete with SELLAS, which could harm its competitive position.

Enforcing a claim that a third party illegally obtained and is using any of SELLAS’ trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, the laws of certain foreign countries do not protect proprietary rights such as trade secrets to the same extent or in the same manner as the laws of the United States. Misappropriation or unauthorized disclosure of SELLAS’ trade secrets to third parties could impair its competitive advantage in the market and could materially adversely affect its business, results of operations and financial condition.

Risks Related to Commercialization of SELLAS’ Current and Future Product Candidates

SELLAS’ commercial success depends upon attaining significant market acceptance of its current and future product candidates, if approved, among physicians, patients, healthcare payors and cancer treatment centers.

Even if SELLAS obtains regulatory approval for any of its current or future product candidates, the product may not gain market acceptance among physicians, healthcare payors, patients or the medical community, including cancer treatment centers. Market acceptance of any product candidates for which SELLAS receives approval depends on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the clinical indications and patient populations for which the product candidate is approved;

•	acceptance by physicians, major cancer treatment centers and patients of the drug as a safe and effective treatment;

•	the adoption of novel immunotherapies by physicians, hospitals and third-party payors;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	any restrictions on use together with other medications;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	the timing of market introduction of its products as well as competitive products;

•	the development of manufacturing and distribution processes for its novel WT1 peptide cancer immunotherapy product candidate;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of its sales and marketing efforts and those of its collaborators.

If any of SELLAS’ current and future product candidates are approved but fail to achieve market acceptance among physicians, patients, healthcare payors or cancer treatment centers, SELLAS will not be able to generate significant revenues, which would compromise SELLAS’ ability to become profitable.

Even if SELLAS is able to commercialize its current or future product candidates, the products may not receive coverage and adequate reimbursement from third-party payors in the United States and in other countries in which SELLAS seeks to commercialize its products, which could harm its business.

SELLAS’ ability to commercialize any product successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors may also seek additional clinical evidence, beyond the data required to obtain regulatory approval, demonstrating clinical benefits and value in specific patient populations before covering SELLAS’ products for those patients. SELLAS cannot be sure that coverage and adequate reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which SELLAS obtains regulatory approval. If reimbursement is not available or is available only at limited levels, SELLAS may not be able to successfully commercialize any product candidate for which SELLAS obtains regulatory approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers SELLAS’ costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover SELLAS’ costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. SELLAS’ inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on SELLAS’ operating results, ability to raise capital needed to commercialize products and overall financial condition.

Recently enacted and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for SELLAS to obtain regulatory approval of and commercialize its current or future product candidates and affect the prices SELLAS may obtain.

The regulations that govern, among other things, regulatory approvals, coverage, pricing and reimbursement for new drug products vary widely from country to country. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of its current or future product candidates, restrict or regulate post-approval activities and affect SELLAS’ ability to successfully sell any product candidates for which SELLAS obtains regulatory approval. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. SELLAS cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of its product candidates, if any, may be.

In the United States, the European Union and other potentially significant markets for SELLAS’ current and future product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect its future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

Price controls may be imposed in foreign markets, which may adversely affect SELLAS’ future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, SELLAS or its collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of SELLAS’ products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business could be adversely affected.

SELLAS relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose SELLAS to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which SELLAS obtains regulatory approval. Its future arrangements with third-party payors and customers may expose SELLAS to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which SELLAS would market, sell and distribute its products. As a pharmaceutical company, even though SELLAS does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to its business. Restrictions under applicable federal and state healthcare laws and regulations that may affect SELLAS’ ability to operate include the following:

•	the federal healthcare Anti-Kickback Statute will constrain its marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment or approval that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers; and

•	state and foreign laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that its business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that its business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If its operations are found to be in violation of any of these laws or any other governmental regulations that may apply to SELLAS, SELLAS may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations. If any physicians or other healthcare providers or entities with whom SELLAS expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

SELLAS employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for SELLAS and harm its reputation.

SELLAS is exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards SELLAS has established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to SELLAS. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to SELLAS’ reputation. It is not always possible to identify and deter employee misconduct, and the precautions SELLAS takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting SELLAS from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against SELLAS, and SELLAS is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant fines or other sanctions.

Product liability lawsuits against SELLAS could cause SELLAS to incur substantial liabilities and to limit commercialization of any products that SELLAS may develop.

SELLAS faces an inherent risk of product liability exposure related to the testing of its current or future product candidates in human clinical trials and will face an even greater risk if SELLAS commercially sells any products that it may develop. Product liability claims may be brought against SELLAS by subjects enrolled in its clinical trials, patients, healthcare providers or others using, administering or selling its products. If SELLAS cannot successfully defend itself against claims that its product candidates or products caused injuries, SELLAS could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that SELLAS may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to its reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from its business operations; and

•	the inability to commercialize any products that SELLAS may develop.

SELLAS currently holds product liability insurance coverage at a level that SELLAS believes is customary for similarly situated companies and adequate to provide SELLAS with insurance coverage for foreseeable risks, but which may not be adequate to cover all liabilities that SELLAS may incur. Insurance coverage is increasingly expensive. SELLAS may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. SELLAS intends to expand its insurance coverage for products to include the sale of commercial products if SELLAS obtains regulatory approval for its product candidates in development, but SELLAS may be unable to obtain commercially reasonable product liability insurance for any products that receive regulatory approval. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against SELLAS, particularly if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Risks Related to SELLAS’ Business Operations

SELLAS faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.

SELLAS faces competition from numerous pharmaceutical and biotechnology enterprises, as well as from academic institutions, government agencies and private and public research institutions for its current product candidate. SELLAS’ commercial opportunities will be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that SELLAS may develop. Competition could result in reduced sales and pricing pressure on SELLAS’ current or future product candidates, if approved, which in turn would reduce SELLAS’ ability to generate meaningful revenues and have a negative impact on its results of operations. In addition, significant delays in the development of its product candidates could allow SELLAS’ competitors to bring products to market before SELLAS and impair any ability to commercialize its product candidates.

There are several agents in clinical development in similar settings to SELLAS’ planned Phase 3 AML clinical development program. The most advanced of these products is oral Vidaza (azacytidine), under development by Celgene Corporation, which is anticipated to report Phase 3 results by the end of 2017. There are a number of other investigational immunotherapies advancing through Phase 2 and Phase 3 trials for target indications that SELLAS believes are also potential target indications for GPS. If these or other therapies are successful in their development, it could negatively impact SELLAS’ ability to enroll its clinical trials and could negatively impact the commercial potential of GPS.

SELLAS is also planning a clinical development program in combination with cancer checkpoint inhibitors. This is a highly competitive field, with hundreds of such combination trials with various checkpoint inhibitors ongoing. If one or more of these combinations produce positive results in indications which SELLAS believes are targets for GPS (either in combination or in stand-alone administration) this could increase the difficulty for SELLAS to conduct its trials and could negatively impact SELLAS’ path to regulatory approval and its ability to successfully commercialize its products.

Many of SELLAS’ competitors or potential competitors have significantly greater established presence in the market, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than it does, and as a result may have a competitive advantage over SELLAS. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with SELLAS in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to SELLAS’ programs or advantageous to its business.

As a result of these factors, these competitors may obtain regulatory approval of their products before SELLAS is able to obtain patent protection or other intellectual property rights, which will limit SELLAS’ ability to develop or commercialize its current or future product candidates. SELLAS competitors may also develop drugs that are safer, more effective, more widely used and cheaper than ours, and may also be more successful than SELLAS in manufacturing and marketing their products. These appreciable advantages could render its product candidates obsolete or noncompetitive before SELLAS can recover the expenses of development and commercialization.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of SELLAS’ competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with SELLAS in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs.

If SELLAS is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its current or future product candidates, SELLAS may be unable to generate any revenue.

SELLAS does not currently have an organization for the sale, marketing and distribution of pharmaceutical products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, SELLAS must build its sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are significant risks involved in building and managing a sales organization, including SELLAS’ ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of SELLAS’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. If SELLAS is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, SELLAS may not be able to generate product revenues and may not become profitable. SELLAS will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, SELLAS may be unable to compete successfully against these more established companies. If SELLAS is not successful in commercializing its current or future product candidates either on its own or through collaborations with one or more third parties, its future product revenue will suffer and SELLAS would incur significant additional losses.

SELLAS will need to grow the size of its organization, and SELLAS may experience difficulties in managing this growth.

As of September 30, 2017, SELLAS had nine full-time employees. SELLAS needs to grow the size of its organization in order to support its continued development and potential commercialization of GPS. In particular, SELLAS will need to add substantial numbers of additional personnel and other resources to support its development and potential commercialization of GPS. As SELLAS’ development and commercialization plans and strategies continue to develop, or as a result of any future acquisitions, its need for additional managerial, operational, manufacturing, sales, marketing, financial and other resources will increase. SELLAS’ management, personnel and systems currently in place may not be adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	managing its preclinical studies and clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing its internal development efforts effectively while complying with its contractual obligations to licensors, licensees, contractors and other third parties;

•	improving its managerial, development, operational, information technology, and finance systems; and

•	expanding its facilities.

As its operations expand, SELLAS will also need to manage additional relationships with various strategic partners, suppliers and other third parties. Its future financial performance and SELLAS’ ability to commercialize GPS and to compete effectively will depend, in part, on SELLAS’ ability to manage any future growth effectively. To that end, SELLAS must be able to manage its development efforts and preclinical studies and clinical trials effectively and hire, train and integrate additional management, research and development, manufacturing, administrative and sales and marketing personnel. SELLAS failure to accomplish any of these tasks could prevent SELLAS from successfully growing its company.

Its future success depends on SELLAS’ ability to retain its executive officers and to attract, retain and motivate qualified personnel.

SELLAS is highly dependent upon its personnel, including Dr. Angelos M. Stergiou (M.D., Sc.D. h.c.), SELLAS’ Chief Executive Officer, co-founder and Vice Chairman of the SELLAS board of directors. SELLAS’ employment agreement with Dr. Stergiou does not prevent him from terminating his employment with SELLAS at any time. The loss of Dr. Stergiou’s services could impede the achievement of SELLAS’ research, development and commercialization objectives. SELLAS has not obtained, does not own, nor is the beneficiary of, key-person life insurance.

Governance changes, becoming subject to enhanced regulatory requirements and increased responsibilities associated with becoming a public company may influence SELLAS’ management personnel and its employees to terminate their employment with SELLAS. SELLAS’ former Chief Strategy Officer and Chief Operating Officer recently tendered their resignations from SELLAS. To enhance its ability to retain its executive management personnel, SELLAS has entered into retention agreements with certain executive officers, and may find it beneficial to enter into additional retention agreements with other key personnel in the future, potentially increasing payroll and operating expenses.

Its future growth and success depend on SELLAS’ ability to recruit, retain, manage and motivate its employees. The loss of any member of its senior management team or the inability to hire or retain experienced management personnel could compromise SELLAS’ ability to execute its business plan and harm its operating results. Because of the specialized scientific and managerial nature of its business, SELLAS relies heavily on SELLAS’ ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense and as a result, SELLAS may be unable to continue to attract and retain qualified personnel necessary for the development of its business.

If SELLAS and its third-party manufacturers fail to comply with environmental, health and safety laws and regulations, SELLAS could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

SELLAS and its third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Its operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Its operations also produce hazardous waste products. SELLAS generally contracts with third parties for the disposal of these materials and wastes. SELLAS cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from SELLAS or its third-party manufacturers’ use of hazardous materials, SELLAS could be held liable for any resulting damages, and any liability could exceed its resources. SELLAS also could incur significant costs associated with civil or criminal fines and penalties.

Although SELLAS maintains workers’ compensation insurance to cover SELLAS for costs and expenses SELLAS may incur due to injuries to its employees resulting from the use of hazardous materials with a policy limit that SELLAS believes is customary for similarly situated companies and adequate to provide SELLAS with insurance coverage for foreseeable risks, this insurance may not provide adequate cover age against potential liabilities. SELLAS does not maintain insurance for environmental liability or toxic tort claims that may be asserted against SELLAS in connection with its storage or disposal of biological or hazardous materials.

In addition, SELLAS may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair SELLAS’ research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions, which could adversely affect its business, financial condition, results of operations and prospects.

SELLAS’ business and operations would suffer in the event of computer system failures or security breaches.

SELLAS’ internal computer systems, and those of MSK, SELLAS’ CROs, SELLAS’ CMOs, and other business vendors on which SELLAS relies, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. SELLAS exercises little or no control over these third parties, which increases its vulnerability to problems with their systems. If such an event were to occur and cause interruptions in its operations, it could result in a material disruption of SELLAS’ drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in SELLAS’ regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to SELLAS’ data or applications, or inappropriate disclosure of confidential or proprietary information, SELLAS could incur liability, the further development of SELLAS’ current and future product candidates could be delayed and its business could be otherwise adversely affected.

Business disruptions could seriously harm SELLAS’ future revenues and financial condition and increase its costs and expenses.

SELLAS’ operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which SELLAS is predominantly self-insured. The occurrence of any of these business disruptions could seriously harm SELLAS’ operations and financial condition and increase SELLAS’ costs and expenses. SELLAS relies on third-party manufacturers to produce GPS and intends to rely on third-party manufacturers to produce any future product candidates. SELLAS’ ability to obtain clinical supplies of product candidates could be disrupted, if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on SELLAS, its significant suppliers and its general infrastructure is unknown, but its operations and financial condition could suffer in the event of a major earthquake, fire, hurricane or other natural disaster.

SELLAS’ principal shareholders own a significant percentage of its stock and will be able to exert significant control over matters subject to stockholder approval.

SELLAS’ principal shareholders and their affiliates currently beneficially own in excess of 88% of the outstanding SELLAS Shares, without giving effect to certain shares to be issued to certain of such principal shareholders immediately prior to the Merger. Therefore, these shareholders have the ability and may continue to have the ability to influence SELLAS through this ownership position. These shareholders may be able to determine some or all matters requiring stockholder approval. For example, these shareholders, acting together, may be able to control elections of directors, amendments of organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for SELLAS Shares that you may believe are in your best interest as one of SELLAS’ shareholders.

If the continuing company fails to develop and maintain proper and effective internal control over financial reporting, the accuracy and timeliness of its financial reporting may be adversely affected.

If the Merger is completed, SELLAS’ financial statements will become those of the continuing company and SELLAS’ management team as the executive officers of the continuing company will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the continuing company’s internal control over financial reporting. In particular, SELLAS will be required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. SELLAS has not yet been required to do such an analysis. Testing may reveal deficiencies in SELLAS’ internal control over financial reporting that are deemed to be material weaknesses. SELLAS was informed by its independent registered public accounting firm that SELLAS has a material weakness in its internal control over financial reporting due to its lack of sufficient management and personnel with appropriate expertise in GAAP and SEC rules and regulations with respect to financial reporting. Currently, SELLAS has only one designated finance and accounting employee and relies primarily on consultants to provide many accounting, book-keeping and administrative services. While SELLAS intends to hire additional finance and accounting personnel to build out its infrastructure and further develop and document its accounting policies and financial reporting procedures, it cannot assure you that it will be successful in these hiring efforts or that these measures will significantly improve or remediate the material weakness described above, or any others that it may identify once it conducts a full Section 404 evaluation. SELLAS also cannot assure you that it has identified all material weaknesses at this time, or that additional material weaknesses may occur in the future. Accordingly, material weaknesses may still exist when the continuing company reports on the effectiveness of its internal control over financial reporting.

The continuing company’s independent registered public accounting firm will not be required to attest to the effectiveness of the continuing company’s internal control over financial reporting for so long as the continuing company remains a “smaller reporting company” as defined in applicable SEC regulations. The management team of the continuing company will be required to disclose changes made in its internal controls and procedures on a quarterly basis. To comply with the requirements of its financial statements becoming those of the public company continuing company following the Merger, SELLAS will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. The continuing company’s audit committee must also be advised and regularly updated on management’s review of internal controls. SELLAS is only now beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404, and SELLAS may not be able to complete its evaluation, testing and any required remediation in a timely fashion. Moreover, if SELLAS is not able to comply with the requirements of Section 404 in a timely manner or if it identifies or its independent registered public accounting firm identifies deficiencies in SELLAS’ internal control over financial reporting that are deemed to be material weaknesses, the market price of the continuing company’s common stock could decline and the continuing company could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

SELLAS will incur significant increased costs as a result of operating as a public company, and SELLAS’ management will be required to devote substantial time to new compliance initiatives.

SELLAS is currently operating as a private company. Following completion of the Merger, because it is deemed the acquiror for accounting purposes, SELLAS will effectively become a public company for accounting purposes, and SELLAS will need to will incur significant legal, accounting and other expenses that it did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and pay parity. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which SELLAS operates its business in ways it cannot currently anticipate. SELLAS’ management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase SELLAS’ legal and financial compliance costs and will make some activities more time-consuming and costly.

SELLAS’ compliance with Section 404 will require that SELLAS incur substantial accounting expense and expend significant management efforts. SELLAS currently does not have an internal audit group and relies on independent contractors for control monitoring and for the preparation and review of its consolidated financial statements. Following completion of the Merger, SELLAS will need to actively seek additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to augment its current staff.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation statement and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement contain forward-looking statements relating to Galena, SELLAS and the Merger. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as SELLAS and Galena cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding the strategies, prospects, plans, expectations or objectives of management of Galena or SELLAS for future operations of the continuing company, the progress, scope or duration of the development of product candidates or programs, the benefits that may be derived from product candidates or the commercial or market opportunity in any target indication, the ability of Galena or SELLAS to protect their intellectual property rights, the anticipated operations, financial position, revenues, costs or expenses of Galena, SELLAS or the continuing company, statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements regarding the approval and closing of the Merger, including the timing of the Merger, Galena’s ability to solicit a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger and the Exchange Ratio as of the closing of the Merger, the expected benefits of the Merger, the ability of SELLAS and Galena to complete the Merger and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Galena, SELLAS or the continuing company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Galena and SELLAS to complete the Merger and the effect of the Merger on the business of Galena, SELLAS and the continuing company, see “Risk Factors” beginning on page 11. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Galena, SELLAS or the continuing company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/consent solicitation statement are current only as of the date on which the statements were made. Except as required by law, Galena and SELLAS do not undertake any obligation (and expressly disclaim any such obligation to) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

MARKET PRICE AND DIVIDEND INFORMATION

Galena Common Stock is listed on the Nasdaq Capital Market under the symbol “GALE.” SELLAS is a private company and has no established public trading market for its capital stock. The following table presents, for the periods indicated, the range of high and low per share sales prices for Galena Common Stock as reported on the Nasdaq Capital Market for each of the periods set forth below. These per share sales prices have been adjusted to give effect to Galena’s 1-for-20 reverse stock split of the Galena Common Stock, which was effective at 12:01 a.m. Eastern Time on November 11, 2016, but have not been adjusted to give effect to the proposed Reverse Stock Split of the Galena Common Stock.

Galena Common Stock

	High	Low
2015:
First Quarter	$42.40	$26.60
Second Quarter	$47.80	$25.40
Third Quarter	$38.40	$22.00
Fourth Quarter	$36.60	$27.40
2016:
First Quarter	$29.60	$11.80
Second Quarter	$49.80	$5.60
Third Quarter	$15.40	$6.20
Fourth Quarter	$7.00	$1.84
2017:
First Quarter	$2.41	$0.53
Second Quarter	$0.68	$0.52
Third Quarter	$0.65	$0.26
Fourth Quarter (through October 26, 2017)	$0.44	$0.35

The closing price of Galena Common Stock on August 7, 2017, the last trading day prior to the public announcement of the Merger, was $0.56 per share and the closing price of Galena Common Stock on October 26, 2017 was $0.35 per share, in each case as reported on the Nasdaq Capital Market.

Because the market price of the Galena Common Stock is subject to fluctuation, the market value of the shares of Galena Common Stock that SELLAS shareholders will be entitled to receive in the Merger may increase or decrease.

Assuming successful application for initial listing with NASDAQ, following the completion of the Merger, the Galena Common Stock will be listed on the Nasdaq Capital Market and will trade under Galena’s new name “SELLAS Life Sciences Group, Inc.” and new trading symbol “SLS.”

As of October 25, 2017, Galena had 181 holders of record of Galena Common Stock. For detailed information regarding the beneficial ownership of some stockholders of Galena and SELLAS, see the section titled “Principal Stockholders of Galena” beginning on page 333 and the section titled “Principal Shareholders of SELLAS” beginning on page 336 of this proxy statement/prospectus/consent solicitation statement.

Dividends

Galena has never paid or declared any cash dividends on the Galena Common Stock and does not anticipate paying cash dividends on the Galena Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of Galena’s then-current board of directors and will depend upon a number of factors, including Galena’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Galena’s then-current board of directors deems relevant. Pursuant to the terms of the Debenture, Galena and any of its subsidiaries may not pay dividends or distributions on any of its equity securities as long as any portion of the Debenture remains outstanding, unless JGB has given prior written consent, except that any subsidiary may, directly or indirectly, pay any dividend or distribution to Galena. Additionally, Galena’s ability to pay future dividends may be restricted by the terms of any debt financing.

SELLAS has never paid or declared any cash dividends on the SELLAS Shares. If the Merger does not occur, SELLAS does not anticipate paying any cash dividends on the SELLAS Shares in the foreseeable future, and SELLAS intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the SELLAS Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors SELLAS’ then-current board of directors deems relevant.

THE SPECIAL MEETING OF GALENA STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held on                 , at                 , commencing at              local time. Galena is sending this proxy statement/prospectus/consent solicitation statement to its stockholders in connection with the solicitation of proxies by the Galena Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus/consent solicitation statement is first being furnished to stockholders of Galena on or about                     .

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1.	To approve the Share Issuance Proposal;

2.	To approve the Change of Control Proposal;

3.	To approve the Reverse Stock Split Proposal;

4.	To approve the 2017 Equity Plan Proposal;

5.	To approve the 2017 ESPP Proposal;

6.	To approve the Bylaws Amendment Proposal;

7.	To approve the Certificate of Incorporation Amendment Proposal;

8.	To approve the Change of Control Payments Proposal; and

9.	To approve the Adjournment Proposal.

Galena Proposals Required to be Approved to Complete the Merger

To complete the Merger, Galena stockholders must approve Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal).

Galena Proposals Conditioned Upon One Another

Galena Proposal Nos. 4 (the 2017 Equity Plan Proposal) and 5 (the 2017 ESPP Proposal) are conditioned upon completion of the Merger, which means that they are conditioned upon approval of each of Galena Proposals Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal).

Recommendation of the Galena Board

The Galena Board has determined and believes that the Merger is advisable, fair to, and in the best interests of, Galena and its stockholders and has approved the Merger Agreement, the Bermuda Merger Agreement, and each of the Galena Proposals and the other actions contemplated by the Merger Agreement and the Bermuda Merger Agreement. The Galena Board recommends that Galena stockholders vote:

•	“FOR” Proposal 1 (the Share Issuance Proposal);

•	“FOR” Proposal 2 (the Change of Control Proposal);

•	“FOR” Proposal 3 (the Reverse Stock Split Proposal);

•	“FOR” Proposal 4 (the 2017 Equity Plan Proposal);

•	“FOR” Proposal 5 (the 2017 ESPP Proposal);

•	“FOR” Proposal 6 (the Bylaws Amendment Proposal);

•	“FOR” Proposal 7 (the Certificate of Incorporation Amendment Proposal);

•	“FOR” Proposal 8 (the Change of Control Payments Proposal); and

•	“FOR” Proposal 9 (the Adjournment Proposal).

Record Date, Quorum Requirement and Voting Power

Only holders of record of Galena Common Stock at the close of business on the Record Date,                 , are entitled to notice of, and to vote at, the Special Meeting. The Galena Bylaws provide that the presence, in person or by proxy, at the Special Meeting of the holders of a majority of the outstanding shares of Galena Common Stock will constitute a quorum for the transaction of business. At the close of business on the Record Date, there were              holders of record of Galena Common Stock and there were                  shares of Galena Common Stock issued and outstanding. Each share of Galena Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Galena” beginning on page 333 of this proxy statement/prospectus/consent solicitation statement for information regarding persons known to the management of Galena to be the beneficial owners of more than 5% of the outstanding shares of Galena Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/consent solicitation statement is solicited on behalf of the Galena Board for use at the Special Meeting.

Stockholders of Record

If your Galena shares are registered directly in your name with Galena’s transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to these shares. As the stockholder of record, you have the right to grant your voting proxy directly to Galena or to vote in person at the Special Meeting. If you are a stockholder of record and choose to vote in person at the Special Meeting, please bring proof of your identity to the Special Meeting. Even if you plan to attend the Special Meeting, Galena urges you to vote in one of the ways described below so that your vote will be counted if you later decide not to attend the Special Meeting or are unable to attend. Attendance at the Special Meeting will not cause your previously granted proxy to be revoked unless you change your proxy instructions as described below.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy.

If you are a stockholder of record and do not vote via the Internet or telephone or by returning a signed proxy card, your shares will not be voted unless you attend the Special Meeting and vote your shares. If you vote via the Internet or telephone and do not specify contrary voting instructions, your shares will be voted in accordance with the recommendations of the Galena Board. Similarly, if you sign and submit your proxy card with no instructions, your shares will be voted in accordance with the recommendations of the Galena Board.

If you are a stockholder of record of Galena and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Special Meeting in any one of the following ways:

•	you can send a written notice to the Secretary of Galena before the Special Meeting stating that you would like to revoke your proxy;

•	if you have signed and returned a paper proxy card, you may sign a new proxy card bearing a later date and submit it as instructed above;

•	if you have voted by telephone or Internet, you may cast a new vote by telephone or over the Internet as instructed above; or

•	you can attend the Special Meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

Subject to the terms and conditions set forth in this proxy statement/prospectus/consent solicitation statement, all proxies received by Galena will be effective, notwithstanding any transfer of the shares to which those proxies relate, unless prior to the closing of the polls at the Special Meeting, Galena receives a written notice of revocation signed by the person who, as of the Record Date, was the registered holder of those shares. The notice of revocation must indicate the certificate number and numbers of shares to which the revocation relates and the aggregate number of shares represented by the certificate(s). All written notices should be addressed as follows: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583, Attention: Corporate Secretary.

Beneficial Owners

If your Galena shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” and your broker or nominee is considered the stockholder of record with respect to those shares. As the beneficial owner of these shares, you have the right to direct your broker or nominee on how to vote these shares and are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Special Meeting unless you receive a proxy from your broker or nominee. Your broker or nominee has provided voting instructions for you to use. If you wish to attend the Special Meeting and vote in person shares held in street name, please contact your broker or nominee so that you can receive a proxy to present at the Special Meeting. Even if you plan to attend the Special Meeting, Galena urges you to vote in one of the ways described below so that your vote will be counted if you later decide not to attend the Special Meeting or are unable to attend.

Broker non-votes occur when shares are held indirectly through a broker, bank or other intermediary on behalf of a beneficial owner in “street name” and the broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner and (i) the broker does not have discretionary voting authority on the matter or (ii) the broker chooses not to vote on a matter for which it has discretionary voting authority. Under the rules of the NYSE that govern how brokers may vote shares for which they have not received voting instructions from the beneficial owner, brokers are permitted to exercise discretionary voting authority only on “routine” matters. Under the Rules of the NYSE, none of the Galena Proposals are routine matters. If you are a beneficial owner and do not vote via the Internet or telephone or by returning a signed voting instruction card to your broker, your shares may be voted only with respect to so-called “routine” matters where your broker has discretionary voting authority over your shares. Under the rules of the NYSE, none of the Galena Proposals are “routine” matters. Accordingly, brokers will not have such discretionary authority to vote on the Galena Proposals.

Galena encourages you to provide instructions to your brokerage firm via the Internet or telephone or by returning your signed voting instruction card. This ensures that your shares will be voted at the Special Meeting with respect to all of the Galena Proposals.

For shares held beneficially by you in “street name,” you may change your vote by submitting new voting instructions to your broker or other nominee in accordance with the procedures established by it. Please contact your broker or other nominee and follow its directions to change your vote.

Stockholders of Record and Beneficial Holders

If you are a Galena stockholder, whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Special Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to the summary instructions below and the instructions included on your proxy card or, for shares held in street name, the voting instruction card provided by your broker or other nominee.

•	By Internet. If you have Internet access, you may submit your proxy by following the Internet voting instructions on the proxy card or voting instruction card sent to you.

•	By Telephone. You may submit your proxy by following the telephone voting instructions on the proxy card or voting instruction card sent to you.

•	By Mail. You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or other nominee, and mailing it in the enclosed, self-addressed, postage prepaid envelope. No postage is required if mailed in the United States.

Required Vote

The following table sets forth the minimum vote needed to approve each proposal:

Proposal Number	Proposal Description	Vote Required for Approval
1	Share Issuance Proposal	“FOR” votes from the holders of a majority of the votes properly cast

2	Change of Control Proposal	“FOR” votes from the holders of a majority of the votes properly cast

3	Reverse Stock Split Proposal	“FOR” votes from the holders of a majority of shares outstanding and entitled to vote as of the Record Date

4	2017 Equity Plan Proposal	“FOR” votes from the holders of a majority of the votes properly cast

5	2017 ESPP Proposal	“FOR” votes from the holders of a majority of the votes properly cast

6	Bylaws Amendment Proposal	“FOR” votes from the holders of a majority of the votes properly cast

7	Certificate of Incorporation Amendment Proposal	“FOR” votes from the holders of a majority of shares outstanding and entitled to vote as of the Record Date

8	Change of Control Payments Proposal	“FOR” votes from the holders of a majority of the votes properly cast

9	Adjournment Proposal	“FOR” votes from the holders of a majority of shares of Galena Common Stock present or represented at the Special Meeting and entitled to vote

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes.

Abstentions

An abstention occurs when a stockholder sends in a proxy marked “ABSTAIN” regarding a particular proposal. For purposes of establishing a quorum, shares that the holders abstain from voting in person and shares covered by proxies received but marked “ABSTAIN” as to any or all proposals count as present at the Special Meeting.

Effect of Abstentions and Broker Non-Votes

Abstentions and “broker non-votes,” if any, have the following effect on the outcome on the votes with respect to each of the Galena Proposals:

•	no effect on outcome of the vote on Proposal 1 (the Share Issuance Proposal);

•	no effect on outcome of the vote on Proposal 2 (the Change of Control Proposal);

•	the same effect as a vote “AGAINST” Proposal 3 (the Reverse Stock Split Proposal);

•	no effect on outcome of the vote on Proposal 4 (the 2017 Equity Plan Proposal);

•	no effect on outcome of the vote on Proposal 5 (the 2017 ESPP Proposal);

•	no effect on outcome of the vote on Proposal 6 (the Bylaws Amendment Proposal);

•	the same effect as a vote “AGAINST” Proposal 7 (the Certificate of Incorporation Amendment Proposal);

•	no effect on outcome of the vote on Proposal 8 (the Change of Control Payments Proposal); and

•	no effect on outcome of the vote on Proposal 9 (the Adjournment Proposal).

Support Agreements

As of October 25, 2017, the directors and executive officers of Galena owned or controlled, in the aggregate, less than 1% of the outstanding shares of Galena Common Stock entitled to vote at the Special Meeting. The directors and executive officers of Galena owning these shares are subject to support agreements. Each Galena stockholder that entered into a support agreement has agreed to vote all shares of Galena Common Stock owned by him as of the Record Date in favor of the Galena Proposals and against any “acquisition proposal,” as defined in the Merger Agreement.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Galena may solicit proxies from Galena stockholders by personal interview, telephone, telegram or otherwise. Galena and SELLAS will share equally the costs of printing and filing this proxy statement/prospectus/consent solicitation statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Galena Common Stock for the forwarding of solicitation materials to the beneficial owners of Galena Common Stock. Galena will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Galena has retained MacKenzie to assist it in soliciting proxies using the means referred to above. Galena will pay the fees of MacKenzie, which Galena expects to be approximately $40,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/consent solicitation statement, the Galena Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus/consent solicitation statement. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation statement describe the material aspects of the Merger, including the Merger Agreement. While Galena and SELLAS believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/consent solicitation statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement, and the other documents to which you are referred herein.

Background of the Merger

Historical Background of Galena

Galena Biopharma, Inc. is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. Galena’s pipeline consists of multiple mid- to late-stage clinical assets, including its novel cancer immunotherapy programs including NeuVax (nelipepimut-S), GALE-301 and GALE-302, and its hematology asset, GALE-401. NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with myeloproliferative neoplasms, and Galena has completed a Phase 2 trial of GALE-401 in patients with essential thrombocythemia, or ET. If the Merger is completed, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger.

In June 2016, Galena’s Phase 3 PRESENT (Prevention of Recurrence in Early-Stage, Node-Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) of NeuVax failed. The failure of the PRESENT trial significantly impacted Galena’s stock price and its ability to obtain additional equity or debt financing on acceptable terms, if at all, and to sufficiently fund additional trials and operate the business. In particular, the closing price of the Galena Common Stock on June 29, 2016, the date of the announcement of the failure of the PRESENT trial, was approximately 83% lower than the closing price of the Galena Common Stock on June 28, 2016. In addition, due to the then current market value of the Galena Common Stock, the risks of continuing to operate Galena on a stand-alone basis, Galena’s then current liquidity position, and significant defense costs and legal settlements, the Galena Board began discussing and evaluating its strategic opportunities to maximize stockholder value beginning in early 2017. Galena’s management provided the Galena Board with management’s preliminary assessment of a variety of strategic alternatives that Galena could pursue to maximize stockholder value, including engaging in a sale or merger of the company, a sale of the company’s assets, entering into a strategic partnership or continuing to operate the company on a stand-alone basis.

At the January 17, 2017 meeting of the strategy committee of the Galena Board, or the Strategy Committee, Galena’s management team presented the current condition of the company including the clinical programs, current financial condition, and future cash budget projections, proposed strategic alternatives and potential financing options. Management’s presentation proposed two primary alternatives: (1) raising money to fund Galena’s clinical programs and retain ownership of these programs and (2) selling assets or the company. The Strategy Committee acts as the primary contact between Galena management and the Galena Board with respect to developing and implementing Galena’s long-term strategic plans and, together with Galena management, reviewing and making recommendations to the Galena Board with respect to prioritizing and funding strategic programs, the material terms and provisions of prospective strategic transactions, including financing transactions. The Strategy Committee reviews potential transactions to determine if they fit with the Company’s corporate goals and long-term strategy and assists management with determining what, if any, resources should be devoted to pursuing those opportunities.

On January 17, 2017, the Strategy Committee consisted of directors, Mr. Sanford Hillsberg, Mr. William Ashton, Dr. Rudolph Nisi and Dr. Mark Schwartz. After receiving the report of Galena management, the Strategy Committee recommended to the Galena Board the formation of a special committee of the Galena Board.

On January 17, 2017, upon the recommendation of the Strategy Committee, the Galena Board established a special committee, or the Special Committee, consisting of Dr. Mary Ann Gray, Mr. Stephen Galliker, and Mr. Sanford Hillsberg. The Galena Board delegated to the Special Committee the power to review management’s proposed strategic alternatives for Galena for the purpose of assisting in the presentation of these alternatives to the Galena Board, and to advise management as to the process of recommending strategic options for the Galena Board to consider, including but not limited to the choice of investment bank, desirability of a fairness opinion, and other related matters, and to make any recommendations to the Galena Board the Special Committee deems appropriate with the Special Committee not having the duty or responsibility to perform any independent review of or to make any recommendations as to any potential strategic option. In addition, the Special Committee was authorized to interview and recommend other financial advisors for Galena and the Galena Board.

Three investment banks were selected for interviews by the Special Committee to be considered for the position of financial advisor to Galena based on the qualifications, expertise and reputation of each investment bank and Galena management’s and the Special Committee’s familiarity with their handling of strategic transactions of similar nature (including industry and valuation). On January 26, 2017, the Special Committee discussed its efforts to identify advisory firms to advise the Galena Board and recommended that the Galena Board retain a financial advisory firm to provide the Galena Board with strategic advice and restructuring options separate from an investment bank that would act as financial advisor.

In addition, on January 26, 2017, the Special Committee interviewed three investment banks to serve as Galena’s financial advisor in connection with, among other things, the possible sale or merger of Galena, as well as to serve as Galena’s exclusive financial advisor and placement agent in connection with a potential capital-raise for equity or debt capital. Based on these interviews and the Special Committee’s familiarity with each firm, the Special Committee determined to recommend that the Galena Board retain Canaccord Genuity Inc., or Canaccord Genuity, to serve as the Company’s financial advisor.

On January 27, 2017, a member of the Special Committee and Galena management interviewed two financial advisory firms that specialize in restructurings. Based on these interviews and the Special Committee’s familiarity with each firm, the Special Committee determined to recommend that the Galena Board retain Peter J. Solomon Company, LLC, or PJSC, as the strategic advisor to the Galena Board with respect to restructuring options.

On January 31, 2017, Dr. Schwartz resigned from the Galena Board, all committees of the Galena Board and as President and Chief Executive Officer of Galena.

On January 31, 2017, at the Galena Board meeting, the Special Committee recommended that the Galena Board select Canaccord Genuity as Galena’s financial advisor and PJSC as the financial advisor to the Galena Board with respect to restructuring options. Based on the recommendations of management and the Special Committee, the Galena Board determined to retain Canaccord Genuity as Galena’s financial advisor and PJSC as the strategic advisor to the Galena Board with respect to restructuring options, subject in each case to the negotiation of engagement letters.

On February 2, 2017, Galena executed an engagement letter with Canaccord Genuity for Canaccord Genuity to act as Galena’s exclusive financial advisor in connection with, among other things, the possible sale or merger of Galena, as well as its exclusive financial advisor and placement agent in connection with a potential capital raise for equity or debt capital.

On February 6, 2017, Galena management along with Canaccord Genuity held a call with Dr. Srdan Verstovsek, an outside scientific expert, to discuss his background, understanding of essential thrombocythemia and GALE-401 as well as the market opportunity of the use of the compound for essential thrombocythemia in regard to upcoming conversations with interested third parties as part of the strategic alternatives process.

On February 7, 2017, Galena management along with Canaccord Genuity held a call with Dr. George Peoples, an outside scientific expert as well as the co-inventor of NeuVax, to discuss his background, understanding of NeuVax and the market opportunity of NeuVax in combination with other therapies in regard to upcoming conversations with interested third parties as part of the strategic alternatives process.

On February 8, 2017, Galena management along with Canaccord Genuity held a call with Dr. Elizabeth Mittendorf, an outside scientific expert as well as the investigator in the Phase 3 PRESENT Trial of NeuVax, to discuss her background, understanding of NeuVax and the market opportunity of NeuVax in combination with other therapies in regard to upcoming conversations with interested third parties as part of the strategic alternatives process.

On February 9, 2017, the Galena Board and Galena executed an engagement letter with PJSC. PJSC’s scope of service was limited to assisting the Galena Board in understanding what strategic options were available to Galena to maximize stockholder value, and not include acting as financial advisor in connection with any merger, sale or financing involving Galena.

On February 10, 2017, Galena management met with PJSC to discuss the financial condition of Galena and the strategic review process to assist PJSC in its engagement with the Galena Board.

On February 13, 2017, Galena issued, pursuant to an underwritten public offering in which Canaccord Genuity acted as sole book-running manager, 17,000,000 units at a price of $1.00 per unit, each unit consisting of one share of Galena Common Stock and a warrant to purchase one share of Galena Common stock at a price of $1.10 per share. Canaccord Genuity was paid an underwriting fee of $1,020,000 and was reimbursed for approximately $100,000 of expenses relating to the offering. In addition, Galena agreed to indemnify Canaccord Genuity with respect to certain liabilities under the Securities Act.

On February 14, 2017, Galena management met with PJSC to prepare for PJSC’s presentation to the Galena Board meeting on February 24, 2017. On February 15, 2017, the Special Committee, Galena management and PJSC met to discuss the planned PJSC presentation to the Galena Board on February 24, 2017. On February 17, 2017, Galena management and PJSC met to discuss further preparations for the PJSC presentation to the Galena Board on February 24, 2017. On February 21, 2017, the Special Committee, Galena management and PJSC discussed comments to the PJSC draft presentation to the Galena Board of directors on February 24, 2017. On February 22, 2017, Galena management and representatives from Canaccord Genuity met to discuss Canaccord Genuity’s planned presentation to the Galena Board on February 24, 2017. Also on February 22, 2017, Galena management and representatives from PJSC met to discuss the PJSC draft presentation to the Galena Board on February 24, 2017.

On February 24, 2017, the Galena Board held a meeting, at which PJSC and Canaccord Genuity were in attendance. PJSC, with Canaccord Genuity’s input, presented the strategic alternatives available to Galena to the Galena Board, These strategic alternatives included: (1) continuing to operate the company on a stand-alone basis and advance the NeuVax programs; (2) effecting a merger or reverse merger with a public or private company; (3) selling the company’s assets to one party or multiple parties; (4) entering into sublicensing agreements with third parties for the development and marketing of assets in the pipeline; (5) filing for bankruptcy as a protective measure to preserve assets like license agreements or as a proactive measure to shed liabilities and effect transactions; (6) winding down the company including terminating licenses. Taking into account the PJSC presentation, the Galena Board determined that pursuing a dual-track process of pursuing a sale of clinical assets while simultaneously pursuing a strategic combination, such as a reverse merger, would provide the greatest opportunity to maximize stockholder value. Accordingly, the Galena Board then directed management to pursue the sale of the clinical assets and simultaneously pursue a strategic combination with a goal of identifying the highest value transaction for the Galena stockholders.

On February 27, 2017, Galena management and Canaccord Genuity met to discuss the next steps in the strategic alternatives process.

On February 28, 2017, Galena management met with the Special Committee to provide an update on timelines of the strategic alternatives process furnished by Canaccord Genuity.

From March through August 2017, Galena conducted a process of identifying and evaluating potential parties for a strategic combination or sale of assets. In its review, Galena focused on public and private pharmaceutical and biotechnology companies, and public and private oncology vaccine companies. Galena focused on companies that could be interested in acquiring the company as a whole, or acquiring its hematology and oncology vaccine products either as a package of assets or separately. In its review of potential private company combination partners, Galena focused on biotechnology companies possessing (i) a portfolio of commercialized products or a portfolio of product development candidates with the potential for significant value appreciation, (ii) resources sufficient to achieve potentially meaningful development milestones within such portfolio, including the perceived ability to obtain resources through the capital markets or otherwise, either prior to or after the effectiveness of a combination with Galena or the acquisition of one or more of Galena’s clinical programs, (iii) expertise in developing drug products in therapeutic areas relevant to Galena’s assets, (iv) an ability to enter into an agreement in the near-term for a combination with a public company (i.e., Galena) and thereafter proceed in an orderly manner toward implementing the combination, and (v) a management team with the breadth and skills to accomplish the foregoing.

On April 27, 2017, Mr. Patel filed a shareholder putative class action against Galena and its officers and directors in the Delaware Court of Chancery alleging, among other things, that the proposal to increase the authorized shares at the 2016 annual meeting and the proposal to approve a reverse stock split at the 2016 special stockholder meeting were not validly passed because the broker non-votes were counted as “for” votes instead of “against” votes. It was later determined that similar challenges could be made with respect to three earlier charter amendments (in 2011, 2013 and 2015). The Patel lawsuit prevented Galena from seeking to raise capital through the capital markets as well as using the Debenture to free up capital because, until Galena’s stockholders ratified the prior stockholder actions, there was a question as to whether or not five previous charter amendments, four of which increased the number of authorized shares, were valid and whether Galena could validly issue Galena Common Stock. On June 5, 2017, Galena management and PJSC discussed an updated financial condition of Galena. On June 8, 2017, PJSC reported to the Galena Board on the liquidity condition of Galena and options should Galena be unable to complete a strategic transaction. These options included:

•	winding down Galena’s business, through an out-of-court wind down, an in-court wind down through a Chapter 7 of the U.S. Bankruptcy Code liquidation or, possibly, a wind down, sale or reorganization via Chapter 11 of the U.S. Bankruptcy Code; and

•	taking a “wait” and see approach, which would consist of waiting for the interim NeuVax Phase 2 trial results in the hopes of a positive outcome.

On June 13, 2017, Galena management, Canaccord Genuity and PJSC discussed the worsening financial condition of Galena and the strategic alternatives process.

At the direction of Galena’s Board, Canaccord Genuity contacted over 400 potential parties between March 1, 2017 and August 7, 2017 to gauge their interest in potential transactions with Galena. These parties ranged from those with potential interest in a strategic transaction, to those with potential interest in the clinical programs or assets only, to those with potential interest in either NeuVax or GALE-401.

As part of the process employed by Galena to assess the value of potential strategic transactions, Galena, among other things, provided persons that indicated an interest in pursuing a strategic transaction with a bid letter that outlined factors used by Galena to evaluate the indications of interest provided. These factors included, among others:

•	Transaction structure, including whether the party was interested in a transaction involving the whole company, certain Galena assets or a combination thereof;

•	Valuation;

•	Description and sources of financing;

•	Exchange ratio and ownership split;

•	Cash delivered at closing, if applicable;

•	Plans for Galena’s current pipeline and employees;

•	Description and sources of potential co-investment;

•	Due diligence required;

•	Information concerning the proposing company, including its programs, platforms, technology, key personnel and shareholders, current cash balance, projected cash burn through closing, financing and valuation history, anticipated uses of the combined company’s cash, material direct and contingent liabilities, availability of audited financial statements and status of public filings, if any, and availability and completeness of a data room; and

•	Authorization and approvals by the proposing company’s board of directors and any further internal or external approvals or shareholder votes necessary.

Taking these factors, and any other factors Galena deemed relevant, Galena sought to maximize value for its stockholders.

On behalf of Galena, Canaccord Genuity received 49 fully-executed non-disclosure agreements from March through June 2017. Galena management then had diligence discussions with 37 companies, and received 11 indications of interest received from potentially interested parties other than SELLAS. Discussions and diligence activities with potential counterparties continued (in this regard, see discussion below with respect to Galena’s engagement with Parties 1 through 10). In the case of each potential counterparty except for SELLAS, this process resulted either in the counterparty’s decision not to move forward or Galena’s conclusion in each instance that (x) one or more desired elements were missing from a potential combination (for example, that the counterparty did not have interest in one or more of Galena’s clinical programs, the counterparty’s technology and/or management would not in Galena’s view create as much value for Galena’s stockholders or the counterparty’s requirement for Galena to have a certain level of cash balance at closing), and/or (y) the terms expected to be available to Galena and its stockholders in a potential combination with the counterparty, including as represented by the potential share of the continuing company that might be owned by the pre-combination Galena stockholders immediately following a combination and any concurrent financing, would likely not be fair or appropriate to the pre-combination Galena stockholders. In the course of its process, SELLAS is the only party with which Galena ultimately reached a mutual understanding on deal terms, including the cash amount at closing, acceptance of the clinical programs, and potential share of the continuing company that would be owned by the pre-combination Galena stockholders immediately following a combination and any concurrent financing. As a result, Galena and SELLAS moved forward to negotiate a definitive merger agreement. A more detailed chronological description of the Merger process follows below under “The Merger—Background of the Merger—History of Galena Strategic Alternatives and Significant Corporate Events.”

Historical Background of SELLAS

SELLAS is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, GPS, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center, or MSK, that targets the WT1 protein, which is present in 20 or more cancer types. GPS has potential as a monotherapy or in combination to address a broad spectrum of hematologic, or blood, cancers and solid tumor indications. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two indications AML and MPM, and is also in development as a potential treatment for MM and ovarian cancer. SELLAS plans to study GPS in up to four additional indications. SELLAS recently received Orphan Drug designations from the U.S. Food & Drug Administration, or FDA, as well as the European Medicines Agency, or EMA, for GPS in AML and MPM, as well as Fast Track designation for AML and MPM from the FDA.

SELLAS’ board of directors and executive management regularly review SELLAS’ operating and strategic plans, both near term and long-term, as well as potential partnerships in an effort to enhance shareholder value, including debt and/or equity financing, mergers and acquisitions, and other strategic transactions, and engaged in discussions with numerous potential strategic partners, lenders and investors, including then current investors in SELLAS and potential new investors.

In 2016, the SELLAS management team and board of directors began considering a variety of options to obtain the necessary capital to fund future research and development activities, which included consideration of a U.S. initial public offering, as well as other private financing transactions. During this time, SELLAS was approached by a number of investment banks suggesting a reverse merger as an attractive alternative to a U.S. initial public offering and the SELLAS management team began to consider various reverse merger opportunities as they presented themselves in parallel with exploring a U.S. initial public offering.

In March 2017, Guggenheim Securities, LLC, or Guggenheim Securities, SELLAS’ financial advisor, on behalf of SELLAS, contacted a representative of Canaccord Genuity to discuss SELLAS’ potential interest in a potential transaction involving Galena, which led to discussions among SELLAS’ management and several members of SELLAS’ board of directors and, in June 2017, submission of an eventual indication of interest from SELLAS.

History of Galena Strategic Alternatives and Significant Corporate Events

On March 2, 2017, Galena management and Canaccord Genuity met to review a draft of the confidential information memorandum that Canaccord Genuity would provide to third parties that signed confidentiality agreements, and discussed an update on interested parties and Canaccord Genuity’s outreach to potential interested parties at the direction of the Galena Board.

On March 7, 2017, Galena management and Canaccord Genuity met to discuss further revisions to the confidential information memorandum and the next process steps.

From March through June 2017, a confidential information memorandum was circulated by Canaccord Genuity, at the direction of the Galena Board, to 44 of the 49 parties that had executed non-disclosure agreements with Galena and expressed interest in pursuing either an asset acquisition or a potential strategic combination with Galena. The 5 other parties did not express an interest in continuing to pursue a transaction. Following receipt of the confidential information memorandum, numerous parties communicated to Galena that they were not interested in a potential transaction with Galena.

On March 10, 2017, a representative from Guggenheim Securities emailed a representative of Canaccord Genuity about the strategic alternatives process indicating Guggenheim Securities was working with SELLAS, a private immuno-oncology company, that would be interested in a potential transaction with Galena. In response, Canaccord Genuity sent a set of public materials and a confidentiality agreement to Guggenheim Securities. On March 11, 2017, SELLAS signed the confidentiality agreement. Between March 14, 2017 and June 19, 2017, Galena’s management held initial calls with 37 interested parties, at their request, regarding either an asset acquisition or a potential business combination. Also, during this time period, management had at least five telephone conferences with the Special Committee to update the Special Committee on the progress by management and to obtain any input to the strategic alternatives process. Management also provided updates to various other committees of the Galena Board as requested. For example, on March 14, 2017, Galena management met with the Special Committee to provide an update on the strategic alternatives process, receive input on the confidential information memorandum, as well as provide an update on the legal matters and their impact on cash flows.

On March 23, 2017, Galena management and Canaccord Genuity had a telephone conference with Guggenheim Securities, Dr. Angelos M. Stergiou, Vice Chairman and Chief Executive Officer of SELLAS, Mr. Daniel Tafur, a partner of Equilibria Capital Management Limited, which is SELLAS’ largest shareholder, and Mr. William Pollett, SELLAS’ then Chief Financial Officer, to discuss due diligence matters in respect of SELLAS.

On April 10, 2017, Galena management, Canaccord Genuity, Guggenheim Securities and management of SELLAS discussed due diligence of SELLAS’ pipeline and financial condition as well as initial discussions regarding Galena’s legal proceedings.

On April 18, 2017, Galena management provided an update on the strategic alternatives process to Galena’s Nominating and Corporate Governance Committee, or the NCGC.

On April 19, 2017, Galena management updated the Special Committee on the progress of the strategic alternatives process. The Special Committee discussed the process with Canaccord Genuity and Paul Hastings LLP, Galena’s outside counsel, or Paul Hastings, in respect of a potential transaction with various counterparties, including SELLAS. From March 23 through June 30, 2017, Galena management, Canaccord Genuity and in some cases other advisors met with the managements of 36 different potential strategic partners (excluding SELLAS), including Parties 1 through 10 identified below, to undertake due diligence on the product pipeline and financial condition of each such company. As to Parties 2, 4 and 10, Galena management and Canaccord Genuity met with these parties twice to discuss their product pipeline and financial condition.

On May 2, 2017, at the direction of the Galena Board, Canaccord Genuity distributed process letters to 24 parties asking for bids by May 12, 2017. In some cases where a potential counterparty requested additional time, the deadline for bids was extended by Canaccord Genuity at the direction of Galena’s management.

On May 12, 2017, a representative from Guggenheim Securities advised Canaccord Genuity that SELLAS was exploring other opportunities and would not submit an indication of interest.

Between May 12, 2017 and June 19, 2017, Galena received initial and revised indications of interest from 12 parties, including SELLAS.

On May 12, 2017, Galena granted access to its virtual data room to personnel representing Party 1.

On May 12, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 2, which indicated that Party 2 proposed a business combination with all the clinical programs, required an amount of cash at closing that Galena did not anticipate having and proposed an exchange ratio of 77.5% for the Party 2 shareholders and 22.5% for Galena stockholders.

On May 12, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 3, which indicated that Party 3 proposed a business combination and would only take the NeuVax program, required an amount of net cash at closing that Galena did not anticipate having and proposed an exchange ratio of 66% to Party 3 shareholders and 34% to Galena stockholders, which was subject to change after due diligence and the number of Galena shares outstanding.

On May 12, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 4, which indicated that Party 4 proposed a business combination with only the NeuVax and GALE-301/GALE-302 assets, required an amount of net cash at closing that Galena did not anticipate having and proposed an exchange ratio of 61.5% for the Party 4 shareholders and 38.5% for Galena stockholders.

On May 12, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 5, which indicated that Party 5 proposed a transfer of its licensed asset to Galena for shares of common equity representing 49.0% in Galena on a fully-diluted basis.

On May 17, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 6, which indicated that Party 6 proposed a business combination with all the clinical programs within a contingent value right structure, required an amount of cash at closing that Galena did not anticipate having and proposed an exchange ratio of 83.3%-89.3% for Party 6 and 10.7%-16.7% for Galena stockholders.

On May 17, 2017, representative of Canaccord Genuity received on behalf of Galena an indication of interest from Party 7, which indicated interest in pursuing a business combination, but did not outline specific proposed terms.

On May 17, Galena management and Canaccord Genuity discussed its planned presentation for the meeting of the Galena Board on May 18, 2017.

On May 18, 2017, the Galena Board held a teleconference meeting to review the six initial indications of interest received. Five of the indications of interest proposed a business combination and only two parties indicated that such party would be interested in incorporating all of Galena assets into the continuing company’s clinical programs. The Galena Board directed management, assisted by Canaccord Genuity, to respond to the indications of interest and move forward with due diligence with the six parties. This first round did not include SELLAS.

On May 18, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 8, which indicated that Party 8 proposed a business combination with all the clinical programs, required an amount of cash at closing that Galena did not anticipate having, and proposed an exchange ratio of 50.0% for Party 8 and 50.0% for Galena stockholders.

On May 26, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 9, which indicated that Party 9 proposed two alternative transaction structures: (i) a direct acquisition of Party 9 by Galena and (ii) a sale of Galena assets to a third party and subsequent business combination with Party 9 and proposed an exchange ratio of 51.0% for Party 9 and 49.0% for Galena stockholders.

On May 30, 2017, representatives of Canaccord Genuity received on behalf of Galena an indication of interest from Party 10 proposing a business combination without any of Galena’s clinical assets, a net cash amount at closing that Galena did not anticipate having and an exchange ratio of 91.9% for Party 10 shareholders and 8.1% for Galena stockholders.

On June 2, 2017, representatives of Canaccord Genuity received on behalf of Galena a revised indication of interest from Party 6 that indicated that Party 6 proposed a business combination excluding Galena’s clinical programs, required an amount of cash at closing that Galena did not anticipate having and proposed an exchange ratio of 86.7%-91.6% for Party 6 and 8.4%-13.3% for Galena stockholders and a contingent value right provided to Galena’s stockholders in respect of Galena’s clinical programs.

On June 6, 2017, representatives of Canaccord Genuity received on behalf of Galena a revised indication of interest from Party 8 that indicated that Party 8 proposed a business combination with all the clinical programs and an exchange ratio of 70.0% for Party 8 and 30.0% for Galena stockholders.

On June 7, 2017, representatives of Canaccord Genuity received on behalf of Galena an updated indication of interest from Party 7 that indicated that Party 7 proposed a business combination with all of the clinical programs being sold prior to closing, settlement of certain legal matters, payment by Galena of the directors and officers insurance retention prior to closing, a net cash amount at closing that Galena did not anticipate having, and an exchange ratio of 90% for the Party 7 shareholders and 10% for Galena stockholders.

On June 8, 2017, the Galena Board reviewed a presentation from PJSC regarding Galena’s restructuring options, and a presentation from Canaccord Genuity updating the strategic alternatives process. This presentation included a summary of four additional indications of interest (for a total of ten) that had been received by Galena and described above since the May 18, 2017 Galena Board meeting. On June 8, 2017, Party 1 provided a non-binding term sheet. After its review of all the presentations and the non-binding term sheet, the Galena Board directed management, with the assistance of Canaccord Genuity, to negotiate Party 1’s non-binding term sheet even though Party 1’s term-sheet included a no-shop provision and negotiate Party 2’s indication of interest of a business combination.

At this point, the Galena Board directed management and Canaccord Genuity to move forward with discussions with Party 1 and Party 2 as the preferred path forward because the Galena Board believed that through effecting two separate transactions, one with Party 1 for Galena’s assets and the other with Party 2 for Galena’s corporate structure, Galena could maximize stockholder value. Party 1 was the only interested party that indicated an interest to advance all of Galena’s clinical programs.

Between June 8 and June 28, 2017, management of Galena negotiated the term sheet with Party 1. As described below, by June 29, 2017, Party 1 ultimately decided to no longer pursue the acquisition of the assets of Galena due to closing cash concerns. Party 2 also decided not to move forward principally due to concerns with the combined cash available to both companies at closing. When Parties 1 and 2 determined not to proceed with Galena, the Galena Board directed Canaccord Genuity to make further inquiries of the interested parties and other third parties for the individual assets.

On June 11, 2017, Guggenheim Securities advised Canaccord Genuity that even though SELLAS had indicated on May 12, 2017 that it would not be submitting an indication of interest, SELLAS was interested in the process and, on June 13, 2017, SELLAS submitted an indication of interest.

On June 13, 2017, Guggenheim Securities on behalf of SELLAS provided an indication of interest to Canaccord Genuity on behalf of Galena. SELLAS proposed a business combination at an exchange ratio of 80% for SELLAS shareholders and 20% for Galena stockholders, a net cash amount at closing of $2.5 million to $5 million based on an estimated closing to occur before December 31, 2017 that Galena did not anticipate having, and acceptance of the clinical programs. SELLAS also proposed a private placement known as a private investment in public equity financing transaction prior to closing potentially involving new and existing SELLAS investors.

On June 14, 2017, representatives of Canaccord Genuity at the direction of Galena Board provided responses to Party 10, Party 7 and SELLAS. The Galena Board determined to pursue negotiations with these parties because, after reviewing with Canaccord Genuity the indications of interest received, the Galena Board believed that the indications of interest provided by these parties were capable of being satisfied or negotiated, whereas the Galena Board believed that the conditions in the indications of interest provided by other parties were not capable of being satisfied or negotiated.

On June 15, 2017, representatives of Canaccord Genuity and Galena management met with the Chief Executive Officer and President and Chief Financial Officer of Party 10 to discuss the responses by Galena to Party 10’s indication of interest.

On June 19, 2017, representatives of Galena and Canaccord Genuity discussed continuing discussion with SELLAS because Party 1 was indicating that it would back away from further discussions with Galena due to Party 1’s need for at least $3.5 million of cash at closing and Galena’s inability to commit to delivering that amount of net cash at closing due to, among other things, the deteriorating liquidity position of Galena and the inability to seek capital through a financing or free up cash by using the Debenture due to the Patel litigation in Delaware. The Patel litigation was effectively causing Galena to be unable to raise any further cash through the sale of Galena Common Stock.

On June 22, 2017, representatives of Canaccord Genuity at the direction of the Galena Board provided Galena’s form of reverse merger agreement to SELLAS.

On June 29, 2017, Galena management updated the Galena Board by email that Party 1 decided to step away from the process because of the inability of Galena to commit to a net amount of cash to be provided at closing. Galena’s inability to commit to a net cash amount at closing was related to its deteriorating liquidity position and Patel litigation described above. As a result, management moved to pursuing a business combination opportunity with interested parties that were willing to accept the clinical assets and provide value back to Galena stockholders.

On June 30, 2017, SELLAS granted Galena access to its virtual data room.

On June 30, 2017, after a call with Canaccord Genuity and Mr. Ghiglieri, Galena’s Interim Chief Executive Officer and Chief Financial Officer, and Mr. Knapp, Galena’s Interim General Counsel and Secretary, concerning Party 10’s proposal that essentially required Galena to move forward on its own, Galena decided to no longer pursue its interest in a business combination with Party 10.

On July 3, 2017, Galena management and a member of the Special Committee discussed possible alternatives to the strategic review process, including a stand-alone option.

On July 4, 2017, Guggenheim Securities indicated to Canaccord Genuity that SELLAS had received the go-ahead from the SELLAS board of directors to provide a mark-up of the merger agreement.

On July 6, 2017, representatives of Canaccord Genuity at the direction of the Galena Board contacted additional companies and re-approached a number of companies included in earlier outreach to determine if there was any interest in the GALE-401 asset. After such an outreach by Canaccord Genuity over the next few days, Galena determined that there was no interest in sublicensing or purchasing the GALE-401 asset.

On July 7, 2017, the Galena Board was provided an update of the strategic alternatives process.

On July 7, 2017, Cooley LLP, SELLAS’ outside counsel, or Cooley, provided to Canaccord Genuity SELLAS’ comments to the Merger Agreement.

On July 7, 2017, representatives from Cooley, and Guggenheim Securities, SELLAS’ financial advisor, had a telephone conference with Mr. Ghiglieri, Mr. Knapp, representatives from Canaccord Genuity, Paul Hastings, and Richards Layton & Finger LLP, Galena’s outside Delaware counsel, in a due diligence meeting regarding Galena’s outstanding legal proceedings.

On July 11, 2017, Galena granted SELLAS access to its virtual data room.

On July 12, 2017, Galena provided information on SELLAS clinical programs to Dr. Peoples for review and analysis on behalf of Galena.

On July 12, 2017, representatives of Cooley and Paul Hastings discussed open issues relating to the potential merger between SELLAS and Galena including making certain amendments to Galena’s By-Laws a condition of the transaction, whether Galena should grant SELLAS a 30-day exclusivity to enter into a merger agreement, and other issues relating to due diligence.

On July 13, 2017, a member of the Special Committee and representatives of Galena and Canaccord Genuity had a discussion with representatives of a new potential strategic partner about its interest in Galena’s strategic alternatives process.

On July 13, 2017, representatives from Guggenheim Securities along with Dr. Stergiou and Nicholas J. Sarlis, M.D., Ph.D., FACP, Chief Medical Officer and Senior Vice President of SELLAS, had a telephone conference with Galena representatives Mr. Ghiglieri, Mr. Knapp, Bijan Nejadnik, Chief Medical Officer, Remy Bernarda,

Senior Vice President, Investor Relations and Corporate Communications, and John Burns, Vice President, Finance and Controller, and representatives from Canaccord Genuity in a due diligence meeting regarding SELLAS’ clinical programs, intellectual property, and corporate structure.

On July 13, 2017, representatives from Galena, SELLAS, Canaccord Genuity, Guggenheim Securities, Paul Hastings and Cooley participated in a telephone conference during which the parties discussed, among other things, the following:

•	a desire to sign the merger agreement by July 21, 2017;

•	tax issues;

•	economics of the contemplated transaction, including (i) the percentage ownership of Galena stockholders and SELLAS shareholders in the continuing company with the base being 20% Galena/80% SELLAS, but with Galena arguing that its stockholders should receive additional upside through the grant of contingent value rights that would be triggered upon a positive result in the NeuVax clinical trial and (ii) adjustments to the exchange ratio based upon the cash position of each company at the time of the closing;

•	diligence matters;

•	stockholder support agreements;

•	dissenters rights of appraisal under Bermuda law;

•	management of the continuing company;

•	SELLAS’ request for a 30-day exclusivity period; and

•	whether the outstanding SELLAS convertible note would be converted into SELLAS Shares prior to closing.

In addition, during these discussions, Galena learned that, in an effort to obtain short-term bridge financing, SELLAS conducted an offering in June 2017 aimed only at its existing shareholders at a pre-financing valuation of $5.0 million, which represented a significant discount from the valuations used in its 2015 convertible note offerings, which is referred to as the June 2017 Financing. This discounted internal offering, which aimed to incentivize full participation from all SELLAS shareholders, did not change the $37.5 million pre-financing valuation of SELLAS for purposes of conversion into SELLAS Shares of the $5.0 million convertible note of SELLAS held by an affiliate of Equilibria Capital Management Limited, which conversion will occur immediately prior to the Merger. After such discussion Galena instructed Paul Hastings to cease all work until the SELLAS capital raising information could be further analyzed by Canaccord Genuity and evaluated by the Special Committee and Galena management.

On July 14, 2017, Mr. Ghiglieri and Dr. Stergiou discussed SELLAS’ past financings and the recent capital raising and its impact on the valuation of SELLAS. Galena and Canaccord discussed the impact of SELLAS’ recent capital-raising on the ability of both parties to proceed with a potential transaction and the relative valuation of each entity. In particular, Mr. Ghiglieri noted that the valuation of SELLAS in the June 2017 Financing would have a serious adverse effect on the ability of the Galena Board to support a transaction on the basis of an exchange ratio of 80% for SELLAS shareholders and 20% for Galena stockholders that had been proposed by SELLAS in its June 13, 2017 indication of interest. Dr. Stergiou responded by noting that Equilibria Capital Management Limited did not seek to negotiate a change in the conversion price of the $5.0 million note of SELLAS held by its affiliate as a result of the June 2017 Financing, and that the $5.0 million valuation in the June 2017 Financing was not the sole indicator of the enterprise value of SELLAS.

On July 14, 2017, Mr. Ghiglieri and representatives from Canaccord Genuity had a telephone conference with Dr. Stergiou and representatives from Guggenheim Securities and Mr. Daniel Tafur, managing director and partner of Equilibria Capital Management Limited and the largest shareholder of SELLAS, to discuss the recent SELLAS capital raising activities, the potential impact such fund raising activities have on the proposed exchange ratio, and additional value in the exchange ratio or in a contingent value right for interim results of the NeuVax program. Guggenheim Securities shared with Canaccord Genuity who then shared it with Galena a slide describing SELLAS’ financing history from 2012 to 2017.

On July 14, 2017, representatives from Guggenheim Securities, Dr. Stergiou, Dr. Sarlis, Mr. Ghiglieri, Mr. Knapp, Dr. Nejadnik, Ms. Bernarda, Mr. Burns, and representatives from Canaccord Genuity had a further due diligence call regarding Galena’s clinical programs.

On July 14, 2017, Guggenheim Securities, Canaccord Genuity, SELLAS and Galena participated on a conference call during which terms of the merger agreement were discussed.

On July 14, 2017, Mr. Ghiglieri and representatives from Canaccord Genuity met with representatives of Party 4 to discuss Party 4’s indication of interest.

On July 17, 2017, Galena management discussed with the Special Committee the financing history of SELLAS, including the valuation of SELLAS in the June 2017 Financing, as well as the discussions between the parties that had taken place on July 13, 2017 and July 14, 2017. After receiving further guidance from the Special Committee to continue negotiations with SELLAS but to also continue to keep all options open for Galena, Galena management instructed Paul Hastings to continue to work on the potential merger with SELLAS.

On July 17, 2017, Mr. Ghiglieri met with representatives (Chief Executive Officer and Chief Financial Officer) of Party 3 at Party 3’s offices to determine whether Galena could cause Party 3 to re-engage in the bidding process and, in particular, to discuss its requirement of significant net cash at closing to fund the Galena clinical programs for at least one year or longer.

On July 18, 2017, through Canaccord Genuity, Galena made a proposal to SELLAS for an exchange ratio at closing of 65% of the continuing company’s common stock to SELLAS’ shareholders and 35% of the continuing company’s common stock to Galena’s stockholders with an 8% step up to Galena’s stockholders if there was a positive interim result from the NeuVax combination trial for a total of 43% of the continuing company’s common stock to Galena’s stockholders. On the same day, through Guggenheim Securities, SELLAS countered with split proposal of the continuing company of 26% to Galena’s stockholder with a 10% step up for a potential total of 36% of the continuing company’s common stock to Galena’s stockholders. Galena countered with split proposal of 30% for Galena’s stockholders of the continuing company’s common stock with a step up of 10% for a potential total of 40% of the continuing company’s common stock.

On July 19, 2017, representatives of Paul Hastings, Galena and Cooley discussed the use of Form S-4 in connection with the potential merger, whether Galena would grant SELLAS a 30 day exclusive to enter into the merger agreement, and issues relating to Galena’s outstanding warrants and the proposed contingent value rights.

On July 19, 2017, Paul Hastings provided Cooley a draft of the merger agreement with Galena’s proposed comments to the draft merger agreement.

On July 20, 2017, representatives from Canaccord Genuity, Mr. Ghiglieri, Mr. Knapp, Dr. Nejadnik, Ms. Bernarda, and Mr. Burns met with representatives of Party 7 (Chief Executive Officer and Chief Business Officer) and representatives of Party 7’s financial adviser, to have an in-depth due diligence discussion of its clinical programs.

On July 20, 2017, the Galena Board was provided an update from representatives of Canaccord Genuity and Galena’s management regarding the status of negotiations with SELLAS. The Galena Board directed Galena management to continue negotiations with SELLAS to reach favorable terms to Galena and if necessary to provide a limited duration exclusivity to SELLAS. SELLAS had initially proposed exclusivity in exchange for offering upside in the split of equity in the continuing business in respect of the NeuVax program. A letter of intent providing SELLAS a limited duration of exclusivity to negotiate a definitive merger agreement was never entered into.

On July 20, 2017, Paul Hastings and Cooley had a telephone conference to discuss issues regarding the draft merger agreement.

On July 20, 2017, Galena requested Canaccord Genuity to discuss with Guggenheim Securities certain open issues in the proposed merger agreement and due diligence, including inquiring of SELLAS with respect to SELLAS’s interest in Galena’s clinical programs.

From July 18, 2017 until July 22, 2017, there were continued discussions between representatives of SELLAS and Guggenheim Securities and representatives of Galena and Canaccord Genuity regarding the use of a contingent value right to bring additional value to Galena stockholders if the NeuVax combination trial had a positive interim result and ultimately succeeded in the Phase 2 trial. Those discussions did not bear fruit and Galena continued to discuss a higher ownership percentage with SELLAS.

On July 21, 2017, representatives from Cooley had a telephone conference with Mr. Knapp and representatives from Paul Hastings and Perkins Coie in a diligence meeting regarding certain pending Galena legal matters as well as certain legal issues related to the draft merger agreement.

On July 21, 2017, Paul Hastings provided Cooley a draft of the merger agreement with Galena’s proposed comments to the merger agreement.

On July 22, 2017, representatives from Guggenheim Securities indicated to representatives from Canaccord Genuity by email that the definition of contingent value right consideration in the draft merger agreement did not reflect what the two parties had been discussing, and representatives from Guggenheim Securities indicated contingent value right consideration should not be triggered merely by interim analysis results that indicated the clinical trial should proceed but that the results should demonstrate efficacy that is statistically significant. If there was no statistical significance, the additional shares held in escrow that would have been delivered to Galena stockholders would be released to SELLAS. SELLAS was not agreeable to releasing the shares from the escrow to the Galena stockholders without statistical significance from the interim analysis.

On July 23, 2017, Galena management and Canaccord Genuity discussed open issues relating to the merger agreement, including using different results of the interim analysis for the upcoming NeuVax combination trial interim to trigger a contingent value right to obtain additional value for Galena stockholders.

On July 24, 2017, Galena management, Paul Hastings and Cooley had a due diligence call on pending legal issues involving Galena. During this call, Galena gave Cooley a comprehensive overview of each outstanding legal proceeding that Galena faced, the predicted outcomes and associated potential liabilities. After the call, Cooley and SELLAS management discussed the potential liabilities and SELLAS management determined to move forward with the proposed transaction.

On July 24, 2017, Mr. Knapp emailed the Special Committee that Galena was at a point with the negotiations with SELLAS regarding the exchange ratio that Galena management would like to obtain the input of the Special Committee about the options proposed by SELLAS. On July 24, 2017, Galena management discussed with the Special Committee the negotiations that had occurred during the prior week between Galena and Canaccord Genuity, on the one hand, and SELLAS and Guggenheim, on the other hand, in an effort to agree on the financial terms of the proposed merger. In particular Galena management advised the Special Committee regarding the discussions described above regarding contingent value rights and adjustments to the exchange ratio based upon cash balances of Galena and SELLAS at closing. Galena management advised the Special Committee that, ultimately, it believed the best way to align the interests of Galena and SELLAS to complete the proposed merger was to only adjust the exchange ratio between the two companies and not pursue contingent value rights or require cash balances at closing. Galena management discussed with the Special Committee that, based on its due diligence and the negotiations to date, it could support an exchange ratio resulting in Galena’s securityholders receiving 32.5% of the continuing company and SELLAS’ securityholders receiving 67.5% of the continuing company. The Special Committee believed that this exchange ratio was reasonable and instructed management to continue trying to negotiate the best deal possible for Galena and its stockholders.

On July 24, 2017, representatives of Galena, Canaccord, SELLAS and Guggenheim Securities participated on a conference call to discuss and revise terms of the merger agreement. At this meeting, the parties discussed that the continuing company should continue to fund the NeuVax programs and, at that time, Dr. Stergiou estimated such funding would require an investment of approximately $2.0 million over the eighteen months following the closing of the merger.

On July 27, 2017, Mr. Ghiglieri and representatives from Canaccord Genuity had a telephone conference with Dr. Stergiou, representatives from Guggenheim Securities and Mr. Tafur, for a further review of anticipated capital raising activities for the continuing company and discussion of the open points with respect to the merger agreement, including the exchange ratio. As a result of this meeting, the parties compromised as follows: (i) Galena stockholders would not be entitled to contingent value rights; (ii) Galena would not be required to have a minimum net cash balance at closing and (iii) the exchange ratio was set to result in 32.5% of the continuing company’s equity being allocated to Galena’s stockholders calculated on a fully diluted basis and 67.5% of the continuing company’s equity being allocated to SELLAS’ shareholders calculated on a fully diluted basis.

On July 27, 2017, Paul Hastings and Cooley had a telephone conference to discuss issues regarding the draft merger agreement.

On July 27, 2017, Mr. Ghiglieri and Dr. Stergiou exchanged emails concerning the characteristics of the directors to be chosen by Galena for the continuing company, whether the directors chosen by Galena might include Mr. Ghiglieri among others, and how long the term of such directors would be, as well as the representations and warranties of SELLAS in the proposed merger agreement. The selection of directors for the continuing company was also a concern because of the continuing company’s intent to seek a waiver from the SEC of the disqualifications imposed on Galena arising from the violations identified in the cease and desist order issued by the SEC on April 10, 2017. Based on this concern, the parties agreed that board members selected by Galena would be subject to the prior written consent of SELLAS, such consent not to be unreasonably withheld, so that if SELLAS or Galena were informed that Galena selected a member that would preclude the SEC from removing the disqualifications imposed on Galena, then Galena would have to choose a different board member in order to promote the removal of the disqualification. In order to seek such a waiver, at a minimum, the continuing company believes it will need to have a completely new board of directors.

On July 28, 2017, Cooley provided a revised merger agreement together with disclosure schedules and certain ancillary documents. This version of the Merger Agreement provided funding for the NeuVax program in the amount of $1.5 million, which was less than Mr. Ghiglieri and Dr. Stergiou had discussed on July 24, 2017.

On July 28, 2017, representatives from Guggenheim Securities along with Dr. Stergiou had a telephone conference with Mr. Ghiglieri, Mr. Knapp, Dr. Nejadnik, Ms. Bernarda, and Mr. Burns, and representatives from Canaccord Genuity to discuss outstanding issues. On July 28, 2017, Mr. Knapp provided an update via email to the Galena Board of directors indicating that due to Bermuda logistical issues that the meeting of the Galena Board to review and consider a proposed merger agreement with SELLAS would be postponed with the date to be determined the following week. On August 1, 2017, Mr. Knapp advised the Galena Board by email that the meeting of the Galena Board was continued to August 7, 2017.

On July 28, 2017, Paul Hastings and Cooley had a telephone conference to discuss issues regarding the draft merger agreement.

On July 28, 2017, Mr. Ghiglieri received an email from Dr. Stergiou requesting Mr. Ghiglieri’s presence at the SELLAS New York location to announce the transaction. Dr. Stergiou wanted to discuss the next steps that would occur after the signing of the merger agreement.

On July 28, 2017, Mr. Knapp, Dr. Stergiou and Mr. Tafur discussed the elements of the proposed new stock incentive plan and employee stock purchase plan for the continuing company and the share reserve for each proposed plan along with the governance process for the Galena Compensation Committee and the Galena Board to approve such plans and share reserve.

On July 28, 2017, representatives from Guggenheim Securities informed representatives of Canaccord Genuity that SELLAS may be interested in reviewing the possibility of certain Galena employees staying with the continuing company post-closing, if warranted. Canaccord Genuity informed Mr. Ghiglieri that SELLAS was interested in discussing a future position with him. Mr. Ghiglieri informed Mr. Knapp who, with representatives of Paul Hastings, advised Mr. Ghiglieri that going forward any conversations Mr. Ghiglieri was to have with SELLAS or its representatives regarding the proposed merger would require that a representative from Canaccord Genuity, a representative from Paul Hastings or Mr. Knapp also be present. Mr. Ghiglieri did not respond to the inquiry from SELLAS through Guggenheim Securities. Mr. Ghiglieri and Mr. Knapp informed the Special Committee on July 28, 2017, which agreed with the approach to be taken.

On July 29, 2017, Mr. Knapp and Mr. Ghiglieri had a telephone conference discussed with Dr. Stergiou to discuss certain diligence matters.

On July 30, 2017, Galena management, Canaccord Genuity and Paul Hastings discussed the current revisions to the merger agreement.

On July 31, 2017, representatives from Guggenheim Securities along with Dr. Stergiou met with Mr. Ghiglieri, Mr. Knapp, and representatives from Canaccord Genuity to discuss outstanding financial issues.

On July 31, 2017, Galena management, Canaccord Genuity and Paul Hastings discussed the current revisions to the merger agreement.

On July 31, 2017, Canaccord Genuity received a message from Guggenheim Securities that the parties needed to discuss the budget for NeuVax that SELLAS would be expected to fund. Dr. Stergiou also emailed Mr. Ghiglieri asking him for a call to discuss the GALE-401 program.

On August 1, 2017, Dr. Stergiou emailed Mr. Ghiglieri providing an update on SELLAS’ financing strategy to enable the development of NeuVax as well as the proposed revision to the exchange ratio by removing approximately 2.5 million out-of-the money Galena warrants from the formula used to determine the exchange ratio, discussing with the Debenture holder an expansion for the debt facility, discussing with Galena warrant holders the potential to exercise their warrants under certain conditions, considering a potential private placement after the closing of the transaction, and setting up an in person meeting at SELLAS’ New York offices to discuss the composition of the continuing company’s board of directors. The parties also discussed the funding of the NeuVax programs. Mr. Ghiglieri indicated that the $2.0 million funding amount discussed on July 24, 2017 would only cover 18 months of the NeuVax studies and that completing the studies would take longer than 18 months and would require approximately $3.0 million of funding. Dr. Stergiou agreed and the parties determined to include a covenant in the merger agreement providing for funding of the NeuVax programs in the amount of $3.0 million, subject to a commercially reasonable standard.

On August 1, 2017, Dr. Stergiou, Dr. Sarlis, SELLAS’ Chief Regulatory Officer, Gregory M. Torre, M.D. J.D., SELLAS’ Senior Vice President, Technical Operations and representatives from Guggenheim Securities discussed with Mr. Ghiglieri, Mr. Knapp, Dr. Nejadnik, Ms. Bernarda, Mr. Burns and representatives of Canaccord Genuity the GALE-401 program. In particular, Galena informed SELLAS’ management and Guggenheim Securities generally about the GALE-401 program, including the protocol for the planned Phase 3 trial, the December 2016 meeting with the FDA and the manufacturing aspects of the GALE-401 program. Subsequently, the parties determined to keep the GALE-40 program alive and decide what course of action to take with respect to the GALE-401 program after the consummation of the merger.

On August 1, 2017, representatives of Canaccord Genuity spoke with representatives of Guggenheim Securities regarding Galena’s proposal to remove approximately 2.5 million out-of-the-money warrants from the Galena share calculation in the exchange ratio.

On August 2, 2017, Dr. Stergiou and Mr. Ghiglieri continued discussions about Mr. Ghiglieri’s presence at the SELLAS New York City location for the signing of the merger agreement and coordination of the press release and conference call with investors.

On August 4, 2017, representatives from Guggenheim Securities and Cooley had a telephone conference with Mr. Ghiglieri, Mr. Knapp, Ms. Bernarda, and Mr. Burns, and representatives from Canaccord Genuity and Paul Hastings to discuss outstanding warrant issues and disclosure schedule matters.

On August 4, 2017, a draft of the proposed merger agreement and related documents were distributed to the Galena Board.

Between August 5, 2017 and August 7, 2017, Paul Hastings and Cooley exchanged revised drafts of the draft merger agreement.

On August 5, 2017, Dr. Stergiou and Mr. Ghiglieri continued discussions about Mr. Ghiglieri’s presence at the SELLAS New York City location for the signing of the merger agreement and coordination of the press release and conference call with investors.

On August 6, 2017, representatives from Cooley had a telephone conference with Mr. Knapp and representatives from Paul Hastings to discuss disclosure schedule matters.

On August 6, 2017, Dr. Stergiou and Mr. Ghiglieri discussed the proposed new stock incentive plan and employee stock purchase plan to be considered by the Galena compensation committee and the Galena Board for adoption in connection with the continuing company. Dr. Stergiou, Mr. Tafur and Mr. Knapp discussed the governance process for the Galena compensation committee and Galena Board to review and approve the proposed new equity plans and that Galena would follow the customary practice of the compensation committee receiving the advice of its independent compensation consultant with regard to such plans prior to reviewing and approving such plans. As a result, Galena’s governance process would require such equity plans to be addressed after the signing of the merger agreement.

On August 6, 2017, Galena and SELLAS discussed the requirement that the Debenture holder consent to the signing of the merger agreement and how to address such requirement with the Debenture holder.

On August 6, 2017, Mr. Knapp distributed to the Galena Board copies of the revised draft merger agreement with respect to a proposed business transaction between Galena and SELLAS, proposed resolutions for adoption by the Galena Board if it elected to authorize Galena’s management to proceed with such transaction, and related transaction documents, for review prior to the Galena Board meeting scheduled for August 7, 2017.

On August 7, 2017, Cooley distributed to SELLAS’ board of directors copies of the proposed merger agreement, proposed resolutions for adoption by SELLAS’ board of directors if it elected to authorize SELLAS’ management to proceed with such transactions, and related transaction documents for review prior to the SELLAS board meeting scheduled for August 7, 2017.

On August 7, 2017, Mr. Ghiglieri received an email confirmation from Dr. Stergiou that the SELLAS board of directors had approved the signing of the merger agreement.

On August 7, 2017, Cooley sent a revised draft merger agreement to Paul Hastings. On August 7, 2017, the Galena Board held a meeting that included representatives from Paul Hastings and Canaccord Genuity at the invitation of the Galena Board. During the meeting, members of Galena’s management and representatives of Paul Hastings reviewed the key features of the proposed business transaction involving Galena and SELLAS, including among other matters: structure and timing considerations; the exchange ratio for the conversion of SELLAS Shares into Galena common stock as well as the relative percentages of ownership in the continuing company of the existing Galena stockholders and the SELLAS shareholders; the terms of support agreements from certain SELLAS directors, officers, stockholders and affiliates, as well as Galena directors, officers and affiliates, to vote in favor of the proposed business combination; the effect of the transaction on Galena’s directors and employees, shareholders and NeuVax programs, the closing conditions in the proposed merger agreement; and the termination provisions and termination fees set forth in the proposed merger agreement. In addition, representatives of Canaccord Genuity reviewed with the Galena Board Canaccord Genuity’s financial analysis summarized below under the section titled “The Merger—Opinion of Galena Financial Advisor,” and delivered Canaccord Genuity’s oral opinion to the Galena Board (in its capacity as such), subsequently confirmed by delivery of a written opinion on that same day, to the effect that, as of August 7, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the written opinion, the merger consideration to be issued by Galena in the proposed merger was fair from a financial point of view to Galena. Representatives from Paul Hastings reviewed with the Galena Board the fiduciary duties of the board members in the context of the proposed business combination. During the various discussions, the Galena Board asked questions and discussed the terms and features of the proposed business transaction, including provisions of the proposed merger agreement and related documentation. After further discussion among the Galena Board, the Galena Board unanimously (i) determined that the Merger is advisable, fair to, and in the best interests of, the Company; (ii) determined that the Merger consideration is fair to Galena, and the consideration to be received in exchange for the issuance of Galena Common Stock in the Merger exceeds the aggregate par value of the Galena Common Stock to be issued in the Merger; (iii) approved the merger agreement, the Bermuda merger agreement, the proposed merger, the Galena Proposals and the other matters contemplated by the merger agreement and the Bermuda merger agreement; (iv) recommended that the Galena stockholders approve the Galena Proposals; and (v) approved the form of Support Agreements, in each case subject to finalization of the consent with Galena’s Debenture holder, JGB (Cayman) Newton Ltd., or JGB, and ancillary documents by Galena’s management in consultation with Galena’s legal counsel.

Later that day, members of Galena’s and SELLAS’ management teams met, together with representatives of Paul Hastings and Cooley, to finalize the proposed merger agreement and related transaction documents. Galena also sought and obtained from JGB its consent to the proposed merger. After finalization, Galena and SELLAS entered into the Merger Agreement and related transaction documents.

Galena Reasons for the Merger

The Galena Board considered the following factors in reaching its conclusion to approve the Merger Agreement, the Bermuda Merger Agreement, and each of the Galena Proposals and the other actions contemplated by the Merger Agreement and the Bermuda Merger Agreement, including the issuance of shares of Galena Common Stock in the Merger, all of which the Galena Board viewed as supporting the Merger:

•	The Galena Board and its financial advisor undertook a process of reviewing and analyzing potential transaction candidates for a variety of strategic transactions, including a merger, a reverse merger and an asset sale, to identify the opportunity that would, in the Galena Board’s opinion, create the most value for Galena stockholders.

•

The Galena Board believes that, as a result of arm’s length negotiations with SELLAS, Galena and its representatives negotiated the highest exchange ratio that SELLAS was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Galena in the aggregate to which SELLAS was willing to agree.

•	The Galena Board believes, after a thorough review of strategic alternatives and discussions with SELLAS’ senior management, Galena’s financial advisors and legal counsel, that the Merger was more favorable to the stockholders of Galena than the potential value that might have resulted from other strategic options that may have been available to Galena, including remaining a standalone public company.

•	The Galena Board believes, based in part on the judgment, advice and analysis of Galena management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to SELLAS), that:

•	SELLAS is a development biopharmaceutical company focused on the development of novel cancer immunotherapies for a broad range of cancer indications where there is a high unmet medical need;

•	the continuing company will be led by an experienced senior management team from SELLAS and a board of directors of seven members, five of whom will be designated by SELLAS, and two of whom will be designated by Galena; and

•	Each of SELLAS’ clinical programs has the potential, if successful, to create value for the stockholders of the continuing company and present the continuing company with future fund raising opportunities. Together with the NeuVax clinical programs, which SELLAS has agreed to use commercially reasonable efforts to support through December 2019, the continuing company pipeline should create significant value for stockholders of the continuing company.

•	The Galena Board also reviewed with the management of Galena the current plans of SELLAS for developing its clinical programs to confirm the likelihood that the continuing company would possess the ability to raise sufficient financial resources to allow the management team to focus initially on the continued development of its clinical programs. The Galena Board also considered the possibility that the continuing company would be able to take advantage of the potential benefits resulting from the proposed Merger involving Galena and SELLAS to raise additional funds in the future.

•	The Galena Board considered the opportunity as a result of the proposed Merger for Galena stockholders to participate in the potential value that may result from development of the SELLAS clinical development programs and the potential increase in value of the continuing company following the Merger.

•	The Galena Board concluded that the Merger would provide the existing Galena stockholders with an opportunity to participate in the potential increase in value of the continuing company following the Merger.

•	The Galena Board considered the opinion of Canaccord Genuity delivered to the Galena Board (in its capacity as such) to the effect that, as of August 7, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, the merger consideration to be issued by Galena in the Merger was fair from a financial point of view to Galena, as more fully described below under the section titled “The Merger—Opinion of Galena Financial Advisor.”

•	The Galena Board also reviewed various factors impacting the financial condition, results of operations and prospects for Galena, including:

•	the strategic alternatives of Galena to the proposed Merger, including potential transactions that could have resulted from discussions that Galena’s management conducted with other potential merger partners;

•	the consequences of current market conditions, Galena’s current liquidity position, its depressed stock price and continuing net operating losses, and the likelihood that the resulting circumstances for Galena would not change for the benefit of the Galena stockholders in the foreseeable future on a stand-alone basis;

•	the risks of continuing to operate Galena on a stand-alone basis, including liquidity needs relating to, among other things, funding Galena’s ongoing and contemplated clinical trials; and

•	Galena management’s belief that it would be difficult to obtain sufficient equity or debt financing on acceptable terms, if at all.

The Galena Board also reviewed the terms and conditions of the proposed merger agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including without limitation:

•	the exchange ratio used to establish the number of shares of Galena Common Stock to be issued in the Merger, and the expected relative percentage ownership of Galena stockholders and SELLAS shareholders immediately following the completion of the Merger;

•	the limited number and nature of the conditions to SELLAS’ obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Galena and SELLAS under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Galena or SELLAS receive a competing proposal;

•	the reasonableness of the potential termination fee of $750,000 and/or expense reimbursements of up to $100,000, which could become payable by either Galena or SELLAS if the Merger Agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which certain directors, officers and affiliated shareholders of SELLAS agreed, solely in their capacity as shareholders, to vote all of their common shares of SELLAS in favor of approving the transactions contemplated by the Merger Agreement and against any competing transaction; and

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Galena Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	the $750,000 termination fee and/or expense reimbursements of up to $100,000 that may be payable by Galena to SELLAS upon the occurrence of certain events, and the potential effect of such termination fee or reimbursement of transaction expenses in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Galena stockholders;

•	the substantial expenses to be incurred in connection with the Merger;

•	the possible volatility, at least in the short term, of the trading price of the Galena Common Stock resulting from the Merger announcement;

•	the risk that the Merger might not be consummated in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Galena;

•	the risk to Galena’s business, operations and financial results in the event that the Merger is not consummated;

•	the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors composed of members the majority of whom will initially be designated by SELLAS;

•	the fact that additional capital will be needed prior to the consummation of the Merger to fund the continuing company; and

•	various other risks associated with the continuing company and the Merger, including those described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

In considering the Merger, the Galena Board did not believe performing a valuation analysis of the SELLAS Shares was necessary, as SELLAS is a private company and there is no established trading market for the SELLAS Shares. In addition, as noted above, the Galena Board viewed as favorable the opinion provided by Canaccord Genuity. That opinion valued SELLAS as whole, which the Galena Board considered to be an appropriate approach.

The foregoing information and factors considered by the Galena Board are not intended to be exhaustive, but are believed to include all of the material factors considered by the Galena Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Galena Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Galena Board may have given different weight to different factors. The Galena Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Galena management team and the legal and financial advisors of Galena, and considered the factors overall to be favorable to, and to support, its determination.

SELLAS Reasons for the Merger

The following discussion sets forth material factors considered by the SELLAS board of directors in reaching its determination to authorize the Merger Agreement and approve the Merger; however, it may not include all of the factors considered by the SELLAS board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Merger, the SELLAS board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The SELLAS board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the Merger, SELLAS’ board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	historical and current information concerning SELLAS’ business, including its financial performance and condition, operations, management and competitive position;

•	the potential to provide its current shareholders with greater liquidity by owning stock in a U.S. public company;

•	the cash resources of the continuing company expected to be available at the closing of the Merger relative to the anticipated burn rate of the continuing company;

•	the potential for access to U.S. public capital markets, including sources of capital from a broader range of investors to support the clinical development of GPS than it could otherwise obtain if it continued to operate as a foreign privately held company;

•

the SELLAS board’s belief that no alternatives to the Merger were reasonably likely to create greater value for SELLAS shareholders at the time of reviewing the various alternatives that were considered by the SELLAS board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the Merger;

•	the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered, including a U.S. initial public offering that SELLAS was alternatively planning to pursue;

•	the fact that shares of Galena Common Stock issued to SELLAS shareholders will be registered pursuant to a registration statement on Form S-4 by Galena and will become freely tradable for SELLAS’ shareholders who are not affiliates of SELLAS;

•	the likelihood that the Merger will be consummated on a timely basis;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•	the determination that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Galena securityholders and SELLAS shareholders, in the judgment of SELLAS’ board of directors;

•	the rights of SELLAS under the Merger Agreement to consider certain unsolicited competing proposals under certain circumstances should SELLAS receive a superior proposal; and

•	the conclusion of SELLAS’ board of directors that the potential termination fee of $750,000 and/or expense reimbursements of up to $100,000, payable by Galena to SELLAS and the circumstances when such fee and/or expense reimbursements may be payable, were reasonable;

•	the fact that the Merger will only occur if it is approved by the SELLAS shareholders by a written resolution of the SELLAS shareholders or at a general meeting of SELLAS shareholders and the fact that if the Merger is approved those SELLAS shareholders who do not vote in favor of the Merger proposal will have the right to apply to the Supreme Court in Bermuda to have the court appraise their SELLAS Shares pursuant to Bermuda law; and

•	the SELLAS board’s belief that the Merger is advisable and fair to, and in the best interests of, SELLAS’ shareholders.

SELLAS’ board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of SELLAS and the ability of SELLAS to obtain financing in the future in the event the Merger is not completed;

•	the termination fee of $750,000 and/or expense reimbursements of up to $100,000, payable by SELLAS to Galena upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to SELLAS’ shareholders;

•	the risk that the Merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•	the possibility that the continuing company would not be able to raise capital in the U.S. private markets pursuant to the exemptions in Regulation A and Regulation D under the Securities Act due to the cease and desist order issued by the SEC on April 10, 2017, in the stock promotion practices investigation;

•	Galena’s current ineligibility to use a Form S-3 registration statement, which could constrain the continuing company’s ability to raise capital;

•	the amount of ongoing litigation at Galena and the possibility that many of these matters would still be outstanding following the Merger;

•	the additional U.S. public company expenses and obligations that SELLAS’ business will be subject to following the Merger to which it has not previously been subject; and

•	various other risks associated with the continuing company and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement.

The foregoing information and factors considered by SELLAS’ board of directors are not intended to be exhaustive, but are believed to include all of the material factors considered by SELLAS’ board of directors. SELLAS’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, SELLAS’ management and SELLAS’ legal advisors and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to approve and authorize the Merger Agreement and the transactions contemplated thereby.

Opinion of Galena Financial Advisor

Canaccord Genuity is acting as financial advisor to Galena in connection with the Merger. At a meeting of the Galena Board held on August 7, 2017 to evaluate the Merger, Canaccord Genuity delivered to the Galena Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated August 7, 2017, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Merger Consideration to be issued by Galena in the Merger is fair, from a financial point of view, to Galena. For purposes of Canaccord Genuity’s opinion, the term “Merger Consideration” means a number of shares of Galena Common Stock equal to the Exchange Ratio, which will be determined by applying a formula in which Galena will issue shares of Galena Common Stock sufficient to provide that holders of issued and outstanding SELLAS Shares (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately prior to the time the Merger becomes effective will hold 67.5% of the issued and outstanding Galena Common Stock (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately after the time the Merger becomes effective.

The full text of Canaccord Genuity’s opinion is attached to this proxy statement/prospectus/consent solicitation statement as Annex G and is incorporated into this proxy statement/prospectus/consent solicitation statement by reference. The description of Canaccord Genuity’s opinion set forth in this proxy statement/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of such opinion. Holders of Galena Common Stock are encouraged to read Canaccord Genuity’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity in connection with its opinion. Canaccord Genuity’s opinion was addressed to the Galena Board, was only one of many factors considered by the Galena Board in its evaluation of the Merger and only addresses the fairness, from a financial point of view and as of the date of the opinion, to Galena of the Merger Consideration to be issued by Galena in the Merger. Canaccord Genuity’s opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to Galena, nor does it address the underlying business decision of Galena to proceed with the Merger. Canaccord Genuity’s opinion is not intended to, and does not, constitute advice or a recommendation to any holder of Galena Common Stock as to how such holder should vote with respect to the issuance of the Merger Consideration, or how any such holder should act on any other matter with respect to the Merger. Canaccord Genuity’s opinion was necessarily based on securities, economic, market, monetary and other conditions as in effect on, and the information made available to Canaccord Genuity as of, August 7, 2017, the date of its opinion. Subsequent developments may affect the conclusions expressed in Canaccord Genuity’s opinion if such opinion were rendered as of a later date. Canaccord Genuity assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Canaccord Genuity, among other things:

(i)	reviewed certain publicly available historical business and financial information concerning Galena;

(ii)	analyzed certain internal financial statements and other business and financial information concerning each of Galena and SELLAS, provided to Canaccord Genuity by senior management of Galena, including projected contingent and other liabilities of Galena;

(iii)	conducted discussions with members of senior management of Galena and SELLAS regarding the past and current operations and financial condition and the prospects of Galena and SELLAS;

(iv)	compared the financial and other assets of SELLAS with those of certain publicly traded companies Canaccord Genuity deemed to be relevant and comparable to SELLAS;

(v)	compared the financial and other assets of SELLAS with those of certain companies Canaccord Genuity deemed to be relevant and comparable to SELLAS and which have executed initial public offerings;

(vi)	compared the financial terms of the Merger with the financial terms of certain other acquisitions deemed to be relevant and comparable to the Merger;

(vii)	reviewed the terms of the Merger Agreement, in substantially final form provided to Canaccord Genuity on August 6, 2017 by Galena, which Canaccord Genuity assumed, with Galena’s permission, to be identical in all material respects to the agreement executed by the parties; and

(viii)	reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as Canaccord Genuity deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with its review and arriving at its opinion, Canaccord Genuity did not independently verify any of the foregoing information, relied on such information, assumed that all such information was complete and accurate in all material respects, and relied on assurances of management of Galena that they were not aware of any facts that would make such information misleading. With respect to any internal financial analyses of Galena and SELLAS, including management’s assessment as to the estimated projected cash balances of Galena and other forward-looking information reviewed by Canaccord Genuity, Canaccord Genuity assumed, with the consent of the Galena Board, that such materials were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Galena and SELLAS. Canaccord Genuity also relied on estimates of the management of Galena and SELLAS as to the capitalization of Galena and SELLAS, including as to the number of fully diluted and as-converted shares of Galena Common Stock and SELLAS Shares as of immediately prior to the effective time of the Merger, and Canaccord Genuity assumed, with the consent of the Galena Board, that such number of shares will not vary in any material respect that would be meaningful to its opinion. Without limiting the foregoing, Canaccord Genuity specifically assumed that neither Galena nor SELLAS will issue any securities in capital-raising transactions subsequent to the execution of the Merger Agreement and prior to the time that the Merger becomes effective.

Canaccord Genuity also assumed that (i) the Merger will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to Canaccord Genuity’s analysis and (ii) in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on Galena, SELLAS or the contemplated benefits of the Merger. Canaccord Genuity is not a legal, accounting, regulatory or tax expert and relied on the assessments made by Galena and its advisors with respect to such matters.

Canaccord Genuity’s opinion addresses only the fairness, from a financial point of view, to Galena of the Merger Consideration to be issued by Galena in the Merger, and Canaccord Genuity expressed no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Galena or any value that the holders of Dissenting Shares (as defined in the Merger Agreement) may be entitled to receive in excess of the Merger Consideration. Canaccord Genuity’s opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to Galena, nor does it address the underlying business decision of Galena to proceed with the Merger or any view on another term or aspect of the Merger, including, without limitation, the structure or form of the Merger, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger Agreement. Canaccord Genuity did not consider, and did not express an opinion as to, the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Galena or any other party, or class of such persons. Further, Canaccord Genuity did not express any opinion as to in the future what the value of the Galena Common Stock or any other securities actually will be when issued or the price or range of prices at which Galena Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger.

Canaccord Genuity was not requested to conduct, and did not conduct, nor did Canaccord Genuity rely upon, any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Galena or SELLAS. Canaccord Genuity also did not evaluate the solvency of any party to the Merger Agreement under any laws, rules or regulations relating to bankruptcy, insolvency or similar matters or the ability of Galena or SELLAS to pay its obligations when they become due.

The following is a summary of the material financial analyses performed by Canaccord Genuity in connection with rendering its opinion dated August 7, 2017 described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity, nor does the order of analyses described represent relative importance or weight given to those analyses by Canaccord Genuity. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Canaccord Genuity’s financial analyses.

When selecting the companies used in these analyses, the criteria utilized by Canaccord Genuity were the therapeutic indication of the selected company’s lead program and the development phase of that lead program when compared to that of SELLAS, as noted in the tables below. These criteria are inherently subjective, so Canaccord Genuity was required to exercise its professional judgment in selecting companies based upon these criteria. While Canaccord Genuity believes the companies selected are adequate and representative of companies with similar business characteristics to SELLAS, there may be other companies that meet the criteria that Canaccord Genuity did not select based on its professional judgment.

Implied Enterprise Value Range of SELLAS in the Merger. Canaccord Genuity calculated the estimated number of shares of Galena Common Stock to be issued by Galena under the terms of the Merger Agreement using the respective numbers of outstanding shares of Galena Common Stock and SELLAS Shares as of August 6, 2017, in each case calculated on a fully diluted and as-converted basis as described in the Merger Agreement based on information provided by Galena and SELLAS management. Canaccord Genuity multiplied this estimated number of shares of Galena Common Stock (approximately 116.5 million shares) by illustrative recent trading prices for the Galena Common Stock, including the closing price on July 27, 2017 and the volume weighted average price for various periods as of such date (which prices ranged from $0.5660 to $0.5808 per share), to determine a range of fully diluted equity values for SELLAS implied in the Merger. Canaccord Genuity then calculated a range of enterprise values for SELLAS implied in the Merger based on information provided by SELLAS management. Enterprise value was calculated as fully diluted equity value, plus total debt (assumed as zero to represent full conversion of all outstanding convertible notes of SELLAS), minus cash and cash equivalents. Based on these calculations, Canaccord Genuity derived a reference range of enterprise values for SELLAS implied in the Merger of $62.0 to $63.7 million.

Selected Peer Group Analysis. Canaccord Genuity reviewed certain publicly available financial information for the following group of mid- to late-stage immuno-oncology companies that, based on its experience and professional judgment, share similar business characteristics to SELLAS:

Company	Lead Indication	Lead Phase	Implied Enterprise Value(1) (in millions)
ZIOPHARM Oncology	Breast Cancer	Phase 2	$822.1
Aduro BioTech	Mesothelioma	Phase 2	640.7
Innate Pharma	Multiple Indications	Phase 2	427.4
NantKwest	Melanoma	Phase 2	350.4
Inovio Pharmaceuticals	Cervical Dysplasia	Phase 3	337.2
Idera Pharmaceuticals	Refractory Metastatic Melanoma	Phase 2	261.0
Immune Design Corp.	Soft Tissue Sarcoma	Phase 2	219.6
Jounce Therapeutics	Solid Tumors	Phase 2	193.5
Syndax Pharmaceuticals	Breast Cancer	Phase 3	162.9
Advaxis	Cervical Cancer	Phase 3	154.4
Tocagen	Recurrent High Grade Glioma	Phase 2/3	119.8
Merus B.V.	Solid Tumors	Phase 2	89.0
NewLink Genetics Corporation	Multiple Indications	Phase 2	86.8
Affimed	Hodgkin’s Lymphoma	Phase 2	28.9

(1)	Enterprise Value defined as fully diluted equity value plus total debt, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents.

No company utilized in the selected peer group analysis is directly comparable to SELLAS and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of SELLAS. However, the companies were selected, among other reasons, because they are publicly traded companies with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of SELLAS based on industry sector and the stage of development of key products.

Canaccord Genuity calculated the implied enterprise value of each of the selected peer companies based on information obtained from filings with the SEC, the Capital IQ database, the BioCentury database, and other public sources. For this analysis, Canaccord Genuity calculated enterprise value as fully diluted equity value, plus total debt, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents. Canaccord Genuity then derived a range of implied enterprise values based on the median and mean enterprise values of the selected peer companies (calculated by Canaccord Genuity as $206.5 million and $278.1 million, respectively), and also applied a 25% liquidity discount, which Canaccord Genuity believed, based on its professional judgment and experience, was reasonable given that SELLAS is a private company.

The following summarizes the results of this analysis, as compared to the enterprise value range for SELLAS implied in the Merger of $62.0 to $63.7 million:

	Selected Peer Group Analysis Implied Enterprise Value Range(1)
	Low	High
	(in millions)
No Liquidity Discount	$206.5	$278.1
Liquidity Discount of 25%	154.9	208.6

(1)	Range based on median and mean implied enterprise values of selected peer companies.

Selected Precedent Initial Public Offering Analysis. Canaccord Genuity reviewed certain publicly available financial information relating to the following initial public offerings of immuno-oncology companies that, based on Canaccord Genuity’s experience and professional judgment, share similar business characteristics to SELLAS:

IPO Date	Issuer	Lead Indication at IPO	Lead Phase at IPO	Pre-Money Implied Enterprise Value(1) (in millions)
4/12/17	Tocagen	Recurrent High Grade Glioma	Phase 2/3	$78.9
1/26/17	Jounce Therapeutics	Solid Tumors	Phase 1/2	177.1
5/18/16	Merus BV	Solid Tumors	Phase 1/2	63.7
3/22/16	Corvus Pharmaceuticals	Solid Tumors	Phase 1	149.8
3/2/16	Syndax Pharmaceuticals	Breast Cancer	Phase 3	80.8
2/2/16	BeiGene	Lymphoma	Phase 1/2	550.7
10/7/15	CytomX Therapeutics	Oncology	Preclinical	260.1
5/5/15	Adaptimmune Therapeutics	Synovial Sarcoma	Phase 1/2	804.9
4/14/15	Aduro BioTech	Pancreatic Cancer	Phase 2b	933.1
4/14/15	XBiotech	Colorectal Cancer	Phase 3	525.1
12/17/14	Bellicum Pharmaceuticals	HSCT	Phase 1/2	298.7

(1)	Pre-Money Enterprise Value defined as the fully diluted pre-money equity value plus total debt, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of IPO. Translations from euros to U.S. dollars were made at the rate of €0.8692 = $1.00, and translations from pounds sterling to U.S. dollars were made at the rate of £1.00 = $1.5578, as applicable.

No company utilized in the selected precedent initial public offering analysis is directly comparable to SELLAS and certain of these companies may have financial, business and/or operating characteristics that are materially different from those of SELLAS. However, the companies were selected, among other reasons, because they are recent issuers in initial public offerings with businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of SELLAS based on industry sector and the stage of development of key products.

Canaccord Genuity calculated the pre-money implied enterprise value of the issuer in each of the initial public offerings at the time of pricing of such initial public offering based on information obtained from filings with the SEC, the Dealogic database, and other public sources. Canaccord Genuity calculated enterprise value as fully diluted pre-money equity value based on the IPO offer price and the pre-offer outstanding shares of the issuer on a fully diluted basis, plus total debt, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents. Canaccord Genuity then derived a range of implied enterprise values based on the median and mean enterprise values of the issuers in the precedent initial public offerings.

The following summarizes the results of this analysis, as compared to the enterprise value range for SELLAS implied in the Merger of $62.0 to $63.7 million:

Selected Precedent IPO Analysis Implied Enterprise Value Range(1)
Low	High
(in millions)
$218.6	$356.6

(1)	Range based on median and mean implied pre-money enterprise values of the issuers in the selected precedent initial public offerings.

Selected Precedent Transactions Analysis. Canaccord Genuity reviewed publicly available financial information relating to the following acquisitions involving mid- to late-stage oncology companies that Canaccord Genuity, based on its experience and professional judgment, deemed relevant to consider in relation to SELLAS and the Merger:

Announcement Date	Target	Acquirer	Lead Indication	Lead Phase	Upfront Value(1) (in millions)	Enterprise Value(2) (in millions)
12/21/16	Tolero Pharmaceuticals	Sumitomo Dainippon Pharma	Acute Myeloid Leukemia	Phase 2	$200.0	$780.0
10/28/16	Ganymed Pharmaceuticals	Astellas Pharma	Gastroesophageal Cancer	Phase 2b	460.3	1,398.5
5/31/16	Celator Pharmaceuticals	Jazz Pharmaceuticals	Acute Myeloid Leukemia	Phase 3*	1,500.0	1,500.0
4/28/16	Stemcentrx	AbbVie	Small-Cell Lung Cancer	Phase 3	5,800.0	9,800.0
9/28/14	Ambit Biosciences	Daiichi Sankyo	Acute Myeloid Leukemia	Phase 3	315.0	410.0
4/14/14	California Stem Cell	NeoStem	Advanced Melanoma	Phase 2*	34.1	124.1
6/17/13	Aragon Pharmaceuticals	Johnson & Johnson	Castration Resistant Prostate Cancer	Phase 2	650.0	1,000.0
2/29/12	Boston Biomedical	Sumitomo Dainippon Pharma	Colorectal Cancer	Phase 2*	200.0	2,630.0
1/26/12	Micromet	Amgen	Acute Lymphoblastic Leukemia	Phase 2	1,146.0	1,146.0
3/21/11	Gemin X Pharmaceuticals	Cephalon	Small-Cell Lung Cancer	Phase 2b	225.0	525.0
2/28/11	Plexxikon	Daiichi Sankyo	Metastatic Melanoma	Phase 3*	805.0	935.0
2/22/11	Calistoga Pharmaceuticals	Gilead Sciences	Non-Hodgkin’s Lymphoma	Phase 2	375.0	600.0
1/24/11	BioVex Group	Amgen	Melanoma / Head & Neck Cancer	Phase 3	425.0	1,000.0

*	Indicates clinical trial completed at time of transaction.
(1)	Upfront Value defined as total transaction value excluding all potential contingent payments. Transaction values were calculated using the acquirer’s pre-announcement price in the case of equity consideration.
(2)	Enterprise Value defined as the total transaction value including all potential contingent payments. Translations from euros to U.S. dollars were made at the rate of €0.91671 = $1.00, as applicable.

Although none of the selected transactions is directly comparable to the Merger, the target companies in the selected transactions have businesses that, for purposes of Canaccord Genuity’s analysis, may be considered similar to that of SELLAS based on industry sector and the stage of development of key products. In the above selected transactions, Celator Pharmaceuticals and Ambit Biosciences were publicly traded companies. The remaining listed companies were private.

Canaccord Genuity calculated the implied enterprise value of each of the target companies in the precedent transactions based on information obtained from filings with the SEC, the BioCentury database, and other public sources. Canaccord Genuity calculated enterprise value as total transaction value (using the acquirer’s pre-announcement stock price in the case of equity consideration). Canaccord Genuity then derived a range of implied enterprise values based on the median and mean enterprise values of the target companies in the precedent transactions excluding any potential contingent payments. For this analysis, Canaccord Genuity also excluded a control premium, which Canaccord Genuity believed, based on its professional judgment and experience, was reasonable given that SELLAS shareholders, as a group, will own a majority of the continuing company resulting from the Merger. Based on Canaccord Genuity’s professional judgment and experience, Canaccord Genuity selected a representative control premium of 40%. Canaccord Genuity also derived an implied control premium of 78.6% based on the mean one-day premium value of the public company acquisitions included in the precedent transactions, which included the Celator Pharmaceuticals/Jazz Pharmaceuticals, Ambit Biosciences/Daiichi Sankyo and Micromet/Amgen transactions.

The following summarizes the results of this analysis, as compared to the implied enterprise value range for SELLAS in the Merger of $62.0 to $63.7 million:

	Selected Precedent Transactions Analysis Implied Enterprise Value Range(1)
	Low	High
	(in millions)
No Exclusion for Control Premium	$425.0	$933.5
Excluding Control Premium of 40%	303.6	666.8
Excluding Control Premium of 78.6%	238.0	522.7

(1)	Range based on median and mean implied enterprise values of the target companies in the selected precedent transactions.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Canaccord Genuity’s opinion. In arriving at its fairness determination, Canaccord Genuity considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Canaccord Genuity made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses, taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to SELLAS or the Merger. The reasons for and the circumstances surrounding each of the selected companies and transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of SELLAS and the companies included in those analyses.

Canaccord Genuity prepared these analyses for purposes of providing its opinion to the Galena Board as to the fairness, from a financial point of view and as of the date of the opinion, to Galena of the Merger Consideration to be issued by Galena in the Merger. These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

The Merger Consideration was determined through negotiations between Galena and SELLAS and was approved by the Galena Board. Canaccord Genuity provided advice to the Galena Board during these negotiations. Canaccord Genuity, however, did not recommend any specific amount of consideration to Galena or the Galena Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Canaccord Genuity’s opinion to the Galena Board was one of many factors taken into consideration by the Galena Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Canaccord Genuity attached to this proxy statement/prospectus/consent solicitation statement as Annex G. The issuance of Canaccord Genuity’s opinion was approved by a fairness committee of Canaccord Genuity.

Canaccord Genuity and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Canaccord Genuity and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Galena.

In the prior two years, Canaccord Genuity has not provided investment banking or other financial services of a material nature to either Galena or SELLAS, except as related to the Merger and otherwise described below. During such period, Canaccord Genuity acted as underwriter in Galena’s public offering of $17.0 million of common stock and warrants dated February 8, 2017, and received compensation for such services equal to $1.02 million, and reimbursement for expenses equal to $100,000. Canaccord Genuity may provide investment banking services to Galena, SELLAS or their respective affiliates in the future for which Canaccord Genuity may receive compensation.

The Galena Board selected Canaccord Genuity as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement, dated as of February 2, 2017, Galena engaged Canaccord Genuity to act as its financial advisor in connection with the Merger, including the delivery of a fairness opinion as described above. Pursuant to the terms of the engagement letter, Galena agreed to pay Canaccord Genuity a fee of $850,000, payable upon the closing of a transaction, and a fee of $350,000, payable upon delivery of the opinion. Galena also paid Canaccord Genuity a fee of $75,000 upon the execution of the engagement letter, which amount is included in the fee described in the preceding paragraph. In addition, Galena has agreed to reimburse Canaccord Genuity for certain expenses and to indemnify Canaccord Genuity and related persons against various liabilities relating to or arising out of its engagement.

Interests of the Galena Directors and Executive Officers in the Merger

In considering the recommendation of the Galena Board with respect to issuing shares of Galena Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Galena Stockholders at the Special Meeting, Galena Stockholders should be aware that certain members of the Galena Board and executive officers of Galena have interests in the Merger that may be different from, or in addition to, the interests of Galena stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Galena and SELLAS were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Galena stockholders approve the Galena Proposals to be presented to the Galena stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus/consent solicitation statement, and that the SELLAS shareholders sign and return the written consent as contemplated by this proxy statement/prospectus/consent solicitation statement.

Directorship of Stephen F. Ghiglieri in the Continuing Company

Stephen F. Ghiglieri, Galena’s Interim Chief Executive Officer and Chief Financial Officer, is expected to be a director of the continuing company effective as of the closing of the Merger.

Change in Control and Severance Benefits for Galena’s Executive Officers

Galena has employment agreements with Messrs. Ghiglieri and Nejadnik, an offer letter with Mr. Knapp and a severance agreement with Mr. Burns, as well as retention agreements with each of these officers that provide change in control and severance benefits as summarized below. Under each such agreement, the consummation of the Merger would be considered a change of control. Under each of the retention agreements, the applicable executive officer would be required to sign a customary release prior to receiving his retention payment in the event he is terminated (or considered terminated) without cause and is entitled to a retention payment.

Stephen F. Ghiglieri

On November 3, 2016, Mr. Ghiglieri and Galena entered into an employment agreement dated November 1, 2016, pursuant to which Mr. Ghiglieri was engaged to serve as Galena’s as Executive Vice President and Chief Financial Officer, effective November 1, 2016 on an “at-will” basis. On February 21, 2017, the Galena Board appointed Mr. Ghiglieri as Galena’s Interim Chief Executive Officer, effective February 21, 2017, and on such date, Galena and Mr. Ghiglieri amended his employment agreement dated November 1, 2016. Pursuant to the terms of his employment agreement, as amended, if there is a change of control of Galena during the term of

Mr. Ghiglieri’s employment agreement and Galena terminates Mr. Ghiglieri’s employment without “cause,” Mr. Ghiglieri would be entitled to his then annual base salary of $450,000 for a period of twelve months following the date of termination together with payment of any unused vacation time (only as accrued as of the date of such termination) and reimbursement of business expenses accrued but unpaid as of the date of such termination. If there is a change of control of Galena during the term of Mr. Ghiglieri’s employment agreement, and (x) the compensation, benefits, title or duties of Mr. Ghiglieri under his employment agreement are reduced or (y) Mr. Ghiglieri must relocate more than 50 miles from his current residence, Mr. Ghiglieri will be considered terminated by Galena without “cause” and will be entitled to the same benefits described above (i.e., twelve months of his annual base salary as well as any unused vacation time accrued as of the termination date and reimbursement of accrued but unpaid business expenses).

On March 21, 2017, Mr. Ghiglieri and Galena executed a retention agreement effective February 1, 2017, whereby Galena would pay Mr. Ghiglieri a retention payment of $225,000, 50% of which was paid on June 30, 2017 and 50% to be paid on December 31, 2017, if he remains employed through December 31, 2017 and subject to certain other terms and conditions. Under such retention agreement, if Galena terminates Mr. Ghiglieri’s employment other than for “cause” after June 30, 2017 and prior to December 31, 2017, he will be paid the remaining half of the total $225,000 retention payment.

Bijan Nejadnik, M.D.

Dr. Nejadnik and Galena entered into an employment agreement, dated as of October 30, 2015, pursuant to which Dr. Nejadnik was engaged to serve as Galena’s Executive Vice President and Chief Medical Officer on an “at-will” basis. On November 2, 2015, Galena and Dr. Nejadnik entered into an amendment to Dr. Nejadnik’s employment agreement, and on August 2, 2016, the parties entered into a second amendment to Dr. Nejadnik’s employment agreement. Pursuant to the terms of his employment agreement, as amended, if there is a change of control of Galena during the term of Dr. Nejadnik’s employment agreement and Galena terminates Dr. Nejadnik’s employment without “cause,” Dr. Nejadnik would be entitled to his then annual base salary of $412,000 per year for a period of twelve months following the date of termination together with payment of any unused vacation time (only as accrued as of the date of such termination) and reimbursement of business expenses accrued but unpaid as of the date of such termination. If there is a change of control of Galena during the term of Dr. Nejadnik’s employment agreement, and (x) the compensation, benefits, title or duties of Dr. Nejadnik under his employment agreement are reduced or (y) Dr. Nejadnik must relocate more than 50 miles from his current residence, Dr. Nejadnik will be considered terminated by Galena without “cause” and will be entitled to the same benefits described above (i.e., twelve months of his base salary as well as any unused vacation time accrued as of the termination date and reimbursement of accrued but unpaid business expenses).

On March 9, 2017, Dr. Nejadnik and Galena executed a retention agreement effective February 1, 2017, whereby Galena would pay Dr. Nejadnik a retention payment of $206,000, 50% of which was paid on June 30, 2017 and 50% to be paid on December 31, 2017, if he remains employed through December 31, 2017 and subject to certain other terms and conditions. Under such retention agreement, if Galena terminates Dr. Nejadnik’s employment other than for “cause” after June 30, 2017 and prior to December 31, 2017, he will be paid the remaining half of the total $206,000 retention payment.

Thomas J. Knapp, J.D.

Mr. Knapp and Galena entered into an offer letter dated June 23, 2015 to serve as Interim General Counsel and Corporate Secretary for the six-month period commencing on June 25, 2015 and ending on December 31, 2015. On December 31, 2015, Galena and Mr. Knapp entered into an amendment of the offer letter, which continued his employment until September 30, 2016. On October 1, 2016, Galena entered into a second amendment of the offer letter with Mr. Knapp, which continued his employment until March 31, 2017. On February 7, 2017, Galena and Mr. Knapp entered into a third amendment of the offer letter, which extended the offer letter term until December 31, 2017. Pursuant to the terms of his offer letter, as amended, if there is a change of control of

Galena during the term of Mr. Knapp’s third amendment to his offer letter (i.e., on or prior to December 31, 2017) and Galena terminates Mr. Knapp’s employment without “cause,” Mr. Knapp would be entitled to his then annualized base salary of $341,445 per year for a period of twelve months together with payment of any unused vacation time (only as accrued as of the date of such termination) and reimbursement of business expenses accrued but unpaid as of the date of such termination. If there is a change of control of Galena during the term of Mr. Knapp’s third amendment to his offer letter (i.e., on or prior to December 31, 2017), and (x) the compensation, benefits, title or duties of Mr. Knapp under his offer letter are reduced or (y) Mr. Knapp must relocate more than 50 miles from his current residence, Mr. Knapp will be considered terminated by Galena without “cause” and will be entitled to the same benefits described above (i.e., twelve months of his base salary as well as any unused vacation time accrued as of the termination date and reimbursement of accrued but unpaid business expenses).

On March 9, 2017, Mr. Knapp and Galena executed a retention agreement effective February 1, 2017, whereby Galena would pay Mr. Knapp a retention payment of $170,723, 50% of which was paid on June 30, 2017 and 50% to be paid on December 31, 2017, if he remains employed through December 31, 2017 and subject to certain other terms and conditions. Under such retention agreement, if Galena terminates Mr. Knapp’s employment other than for “cause” after June 30, 2017 and prior to December 31, 2017, he will be paid the remaining half of the total $170,723 retention payment.

John T. Burns, CPA

On August 22, 2016, Galena and Mr. Burns, Vice President Finance and Corporate Controller, entered into a severance agreement whereby in the event Mr. Burns’ employment with Galena is terminated without “cause” in the event of a change of control, then he will be entitled to a severance payment equal to nine months of his current base salary of $225,750 per year, or $169,313, in one lump sum. If there is a change of control of Galena during the term of Mr. Burns’ employment agreement and (x) his compensation, benefits, title or duties are reduced or (y) he must relocate more than 50 miles from his current residence, Mr. Burns will be entitled to a severance payment equal to nine months of his current base salary of $225,750 per year, or $169,313, following the date of termination. Under the terms of Mr. Burns’ severance agreement, Mr. Burns would be required to sign a customary release prior to receiving his severance payment.

On March 13, 2017, Mr. Burns and Galena executed a retention agreement effective February 1, 2017, whereby Galena would pay Mr. Burns a retention payment of $112,875, 50% of which was paid on June 30, 2017 and 50% to be paid on December 31, 2017, if he remains employed through December 31, 2017 and subject to certain other terms and conditions. Under such retention agreement, if Galena terminates Mr. Burns’ employment other than for “cause” after June 30, 2017 and prior to December 31, 2017, he will be paid the remaining half of the total $112,875 retention payment.

Annual Bonuses and COBRA Premiums for Galena’s Executive Officers

Annual bonuses are paid pursuant to an annual bonus program applicable to all employees and are based on the attainment percentage of Galena’s corporate goals and individual performance. With respect to Galena’s chief executive officer, Galena’s Compensation Committee reviews, determines and recommends for approval by the Galena Board the chief executive officer’s compensation, including his annual bonus, taking into consideration its evaluation of the chief executive officer’s performance in light of his performance goals and objectives. With respect to non-CEO executive officers, Galena’s Compensation Committee reviews, determines and approves the annual bonus each non-CEO executive officer, taking into consideration such officer’s success in achieving his or her individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to such officer as established by Galena’s Compensation Committee. Galena’s Compensation Committee also receives input from Radford (part of Aon Hewitt, a business unit of Aon plc), its independent compensation consultant. On August 31, 2017, Galena’s Compensation Committee, with input from Radford, approved the annual bonuses listed in the table below for each of Messrs. Nejadnik, Knapp and Burns and made a recommendation to the Galena Board regarding the annual bonus for Mr. Ghiglieri in the amount listed in the table below. The Galena Board reviewed and approved the recommendation of the Galena Compensation Committee regarding the amount of Mr. Ghiglieri’s annual bonus on September 22, 2017. Annual bonuses were expected to be paid to the named executive officers regardless of the Merger. However, in light of the fact that the Merger is expected to close prior to end of Galena’s fiscal year, and certain executive officers of Galena are not expected to be employed by Galena subsequent to the completion of the Merger, the Galena Board has determined to pay the named executive officers their annual bonuses upon completion of the Merger, which is anticipated to occur earlier than the annual bonuses would have otherwise been paid. In addition, one of the several factors considered by Galena’s compensation committee in determining the amount of each executive officer’s annual bonus was the fact that Galena has entered into the Merger Agreement.

Galena’s Compensation Committee, with input from Radford, considered and approved on August 31, 2017 the payment of a COBRA premium of $2,415 per month for each of Messrs. Nejadnik, Knapp and Burns for a period of six months following the closing of the Merger and termination of the respective executive officer’s employment, to the extent his employment is terminated in connection with the Merger. Also on August 31, 2017, Galena’s Compensation Committee, with input from Radford, made a recommendation to the Galena Board regarding a COBRA premium of $2,415 per month for Mr. Ghiglieri for a period of six months following the closing of the Merger and termination of Mr. Ghiglieri’s employment, to the extent his employment is terminated in connection with the Merger. The Galena Board reviewed and approved the recommendation by Galena’s Compensation Committee regarding the payment of Mr. Ghiglieri’s COBRA premium on September 22, 2017.

Golden Parachute Compensation for Galena’s Named Executive Officers

For purposes of the disclosure in this proxy statement/prospectus/consent solicitation statement, Galena’s “named executive officers” are:

•	Stephen F. Ghiglieri (Interim Chief Executive Officer and Chief Financial Officer)

•	Bijan Nejadnik, M.D. (Chief Medical Officer)

•	Thomas J. Knapp, J.D. (Interim General Counsel and Secretary)

•	Mark W. Schwartz, Ph.D. (Former President & Chief Executive Officer)

In accordance with Item 402(t) of Regulation S-K, the following table sets forth the estimated value of the benefits under the employment agreements described above that, assuming the occurrence of a change in control on September 21, 2017, the latest practicable date prior to the filing of this proxy statement/prospectus/consent solicitation statement with the SEC, and, where applicable, assuming each named executive officer experiences a qualifying termination as of September 21, 2017. With the exception of annual bonus payments, the payments in the chart are “double trigger” in nature, in that they require both the occurrence of the Merger and a qualifying termination of employment. As noted above, annual bonuses were expected to be paid regardless of the Merger. In addition, it is expected that certain of the named executive officers are not going to be employed by Galena subsequent to completion of the Merger. Accordingly, the annual bonus payments are “single trigger,” i.e., they will be paid upon completion of the Merger, regardless of whether the applicable named executive officer is terminated. The named executive officers are not entitled to any pension or non-qualified deferred compensation benefits enhancements or any tax reimbursements in connection with the Merger. Further, all stock options held by the named executive officers of Galena are currently out-of-the-money. The actual amount of any payments may differ from the below estimated amounts.

Golden Parachute Compensation

Name and principal position	Cash ($)(1)	Perquisites/ Benefits ($)(2)	Total ($)
Stephen F. Ghiglieri Interim Chief Executive Officer and Chief Financial Officer	$803,293	$14,488	$817,781
Bijan Nejadnik, M.D. Chief Medical Officer	$678,216	$14,488	$692,704
Thomas J. Knapp, J.D. Interim General Counsel	$562,072	$14,488	$576,560
Mark W. Schwartz, Ph.D.(3) Former President & Chief Executive Officer	$—	$—	$—

(1)	The details of the cash payments as are follows:

Employee	Retention Payment(a)	Contractual Severance(b)	Annual Bonus(c)	Accrued Vacation	Total
Stephen F. Ghiglieri	$112,500	$450,000	$225,000	$15,793	$803,293
Bijan Nejadnik	$103,000	$412,000	$123,600	$39,615	$678,216
Thomas J. Knapp	$85,361	$341,445	$102,434	$32,832	$562,072

(a)	The amounts reflect retention payments that would be payable under the retention agreements entered into with Messrs. Ghiglieri, Nejadnik and Knapp. The retention payments are described in more detail above in the section entitled “—Change in Control and Severance Benefits for Galena’s Executive Officers.”
(b)	The amounts reflect cash severance payments that would be payable under the employment agreements or offer letters, as applicable, entered into with Messrs. Ghiglieri, Nejadnik and Knapp. The cash severance benefits payable under the applicable agreements are described in more detail above in the section entitled “—Change in Control and Severance Benefits for Galena’s Executive Officers.”
(c)	The annual bonus payments are described in more detail above in the section entitled “—Annual Bonuses and COBRA Premiums for Galena’s Executive Officers.”

(2)	The details of the perquisites and other benefits in connection with the Merger are as follows:

Employee	COBRA Premiums (per month)(a)
Stephen F. Ghiglieri	$2,415
Bijan Nejadnik	$2,415
Thomas J. Knapp	$2,415

(a)	The COBRA premiums are described in more detail above in the section entitled “—Annual Bonuses and COBRA Premiums for Galena’s Executive Officers.”

(3)	Effective January 31, 2017, Dr. Schwartz resigned from his position as President and Chief Executive Officer of Galena and as a member of the Galena Board. Because his employment was terminated before the occurrence of the Merger, Dr. Schwartz will not receive any compensation in connection therewith.

Change in Control Benefits for the Galena Board

The directors on the Galena Board will not receive any compensation in connection with the consummation of the Merger.

Treatment of Equity Awards

Pursuant to the terms of the Merger Agreement, all Galena Options are to remain outstanding after the Merger pursuant to their original terms, except that if a holder of a Galena Option (other than a holder who is a member of the Galena Board) is terminated other than for cause within the meaning of the Galena 2016 Incentive Plan, then any Galena Options held by such holder may be exercised for a period of time equal to the lesser of (i) one year (formerly three months) after such termination and (ii) the original expiration date of the Galena Option.

Ownership Interests

As of October 26, 2017, directors and executive officers of Galena owned or controlled less than 1% of the outstanding shares of Galena Common Stock. Galena directors and executives have entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements see the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/consent solicitation statement.

Indemnification and Insurance for the Galena and SELLAS Officers and Directors

Under the Merger Agreement, from the effective time of the Merger through the sixth anniversary of the date on which the effective time of the Merger occurs, each of Galena and SELLAS shall, jointly and severally, indemnify and hold harmless each person that was as of August 7, 2017, or has been at any time prior to August 7, 2017, or who becomes prior to the effective time of the Merger, a director or officer of Galena or Sellas, which are referred to herein as the D&O Indemnified Parties, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Galena or SELLAS, whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations and in the case of SELLAS to the fullest extent permitted under the Companies Act.

Under the Merger Agreement, the certificate of incorporation and bylaws or such similar constitutional documents of each of Galena and SELLAS shall contain, and Galena shall cause the bye-laws of SELLAS to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Galena and SELLAS than are presently set forth in the certificate of incorporation and bylaws or such similar constitutional documents of Galena and SELLAS, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the effective time of the Merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the Merger, were officers or directors of Galena or SELLAS.

The Merger Agreement also provides that Galena shall purchase a “tail” insurance policy for the Galena’s officers and directors with an effective date as of the closing date of the Merger, which shall remain effective for six years following such closing date (and until such later date as of which any legal proceeding commenced during such six-year period shall have been finally disposed of), with at least the same coverage and amounts and containing terms and conditions that are not less favorable to the Galena officers and directors than the existing Galena directors’ and officers’ liability insurance maintained by Galena as of the date of the Merger Agreement.

Interests of SELLAS Directors and Executive Officers in the Merger

In considering the recommendation of SELLAS’ board of directors with respect to adopting the Merger Agreement, SELLAS shareholders should be aware that certain members of the board of directors and executive officers of SELLAS have interests in the Merger that may be different from, or in addition to, interests they may have as SELLAS shareholders. SELLAS’ board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Bermuda Merger Agreement, the Merger and related transactions, and to recommend that SELLAS shareholders sign and return a written resolution of SELLAS shareholders approving the Merger Agreement, the Bermuda Merger Agreement, the Merger and related transactions as contemplated by this proxy statement/prospectus/consent solicitation statement.

Ownership Interests

Some of SELLAS’ directors and executive officers currently hold SELLAS Shares that will convert into shares of Galena Common Stock at the effective time of the Merger. The table below sets forth the anticipated beneficial ownership of SELLAS Shares immediately prior to the closing of the Merger for each of (i) SELLAS’ directors at the time the Merger Agreement was signed, (ii) SELLAS’ current directors and (iii) the expected directors and executive officers of the continuing company that are currently affiliated with SELLAS, based on each such individual’s beneficial ownership of SELLAS Shares as of October 26, 2017.

Name	Anticipated Beneficial Ownership of SELLAS Shares Immediately Prior to the Closing of the Merger
Luis Palacios(1)	69,479
Angelos M. Stergiou, M.D., Sc.D. h.c. (2)	10,231
Daniel Tafur(3)	69,555
Fabio López(4)	69,555
Aleksey N. Krylov, M.B.A.(5)	—
Gregory M. Torre, Ph.D., J.D. (6)	—
Nicholas J. Sarlis, M.D., Ph.D., FACP(7)	—

(1)	Includes (i) 45,002 SELLAS Shares held by Equilibria Capital Management Limited, or Equilibria, and its affiliates, (ii) up to 2,919 SELLAS Shares to be issued to Equilibria contingent upon and effective immediately prior to the closing of the Merger and (iii) 14,372 SELLAS Shares and warrants to purchase 7,186 SELLAS Shares issuable to an affiliate of Equilibria contingent upon and effective immediately prior to the closing of the Merger. The 69,479 SELLAS Shares to be beneficially owned by Equilibria and its affiliates as of immediately prior to the closing of the Merger are referred to herein as the Equilibria Shares. For a more detailed discussion of the Equilibria Shares, please see “Certain Relationships and Related Party Transactions—Equilibria Capital Management Limited.” Elystone S.A. is an owner of Equilibria and may be deemed to beneficially hold the Equilibria Shares. Mr. Palacios is a founder and majority owner of Elystone Capital SA, and may be deemed to be the indirect beneficial owner of the Equilibria Shares. Mr. Palacios, currently the Chairman of SELLAS’ board of directors, has informed SELLAS that he will resign as a member of SELLAS’ board of directors immediately prior to the effectiveness of the Merger.
(2)	Dr. Stergiou is SELLAS’ Chief Executive Officer, co-founder and Vice Chairman of the board of directors. Dr. Stergiou will be designated to serve on the board of the continuing company following the completion of the Merger, and will serve as the continuing company’s President and Chief Executive Officer.
(3)	Includes (i) 76 shares held by Mr. Tafur in his individual capacity and (ii) the Equilibria Shares. Varibobi Financial Holdings Limited is an owner of Equilibria and may be deemed to beneficially hold the Equilibria Shares. Mr. Tafur is chief investment officer, founder and board member of Equilibria and may be deemed to beneficially own the Equilibria Shares. Mr. Tafur has informed SELLAS that he will resign as a member of SELLAS’ board of directors immediately prior to the effectiveness of the Merger.
(4)	Includes (i) 76 shares held by Varibobi Financial Holdings Limited and (ii) the Equilibria Shares. Mr. López is the owner of Varibobi Financial Holdings Limited, a Cyprus limited company and the chief executive officer of Equilibria, and may be deemed to be the indirect beneficial owner of the shares owned by Equilibria. Mr. López is designated by SELLAS to be appointed to the continuing company’s board of directors at the effective time of the Merger.
(5)	Mr. Krylov is SELLAS’ Interim Chief Financial Officer and will serve as Interim Chief Financial Officer of the continuing company following the completion of the Merger.
(6)	Dr. Sarlis is SELLAS’ Chief Medical Officer and will serve as Chief Medical Officer of the continuing company following the completion of the Merger.
(7)	Dr. Torre is SELLAS’ Chief Regulatory Officer and will serve as Chief Regulatory Officer of the continuing company following the completion of the Merger.

Equity Plan Awards

In connection with signing the Merger Agreement, SELLAS’ board of directors accelerated or cancelled certain equity-based incentive awards to its executive officers. For further details regarding these awards, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Equity-Based Incentive Awards.”

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/consent solicitation statement, including in “Management Following the Merger,” certain of SELLAS’ directors and executive officers are expected to become directors and executive officers of the continuing company upon the closing of the Merger.

Merger Support Agreements

SELLAS has entered into support agreements in connection with the Merger with certain directors, executive officers and 5% shareholders, and their affiliates. For a description of these support agreements, see “Agreements Related to the Merger—Support Agreements.”

Retention Agreements

SELLAS has also entered into retention agreements in connection with the Merger with each of Drs. Sarlis and Torre. For a description of these retention agreements, see “Executive Compensation—Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control—Retention Agreements.”

Indemnification and Insurance for the SELLAS Officers and Directors

See “The Merger—Interests of the Galena Directors and Executive Officers in the Merger—Indemnification and Insurance for the Galena and SELLAS Officers and Directors.”

In addition to the indemnification required in the Merger Agreement, SELLAS expects that the continuing company will enter into indemnification agreements with each of its directors and executive officers. These agreements are expected to provide for the indemnification of the directors and executive officers of the continuing company for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the continuing company.

Form of the Merger

The Merger Agreement provides that at the effective time of the Merger, Merger Sub will be merged with and into SELLAS. Upon the consummation of the Merger, SELLAS will continue as the surviving company and will be an indirect wholly owned subsidiary of Galena.

After completion of the Merger, Galena will be renamed “SELLAS Life Sciences Group, Inc.” and expects to trade on the Nasdaq Capital Market under the symbol “SLS.”

Merger Consideration and Exchange Ratio

For a discussion of merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 124.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (but in no event later than the second business day following the satisfaction or waiver of the last to be satisfied or waived of the conditions to the consummation of the Merger, other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Galena and SELLAS may mutually agree in writing. Among the conditions to be satisfied prior to the closing of the Merger are the approval by the Galena stockholders of Galena Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal). Once the parties satisfy the requisite conditions to consummation of the Merger, the parties will submit an application for registration of the Merger to the Registrar of Companies in Bermuda. The Merger will become effective on the date shown in the certificate of merger issued by the Registrar of Companies in Bermuda. Neither Galena nor SELLAS can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

Galena must comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the issuance of shares of Galena Common Stock and the filing of this proxy statement/prospectus/consent solicitation statement with the SEC.

In Bermuda, SELLAS and Merger Sub must obtain the prior permission of the BMA under the Exchange Control Act for the Merger. SELLAS has already requested and received this permission. In granting such consent, the BMA accepts no responsibility for SELLAS’ financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus/consent solicitation statement.

Tax Treatment of the Merger

Galena and SELLAS intend the Merger to be treated as a taxable sale of SELLAS Shares by the SELLAS shareholders in exchange for Galena Common Stock under the Code. For a description of material U.S. federal income tax consequences of the Merger, see the section titled “—Material U.S. Federal Income Tax Consequences of the Merger” below.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their SELLAS Shares for Galena Common Stock in the Merger assuming the Merger is consummated as contemplated herein. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, each as in effect as of the date of the Merger. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of SELLAS Shares or to Galena, as described herein.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a SELLAS shareholder. In addition, it does not address consequences relevant to holders of SELLAS Shares that are subject to particular U.S. or non-U.S. tax rules, including, without limitation:

•	persons who hold their SELLAS Shares in a functional currency other than the U.S. dollar;

•	persons who hold SELLAS Shares that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons holding SELLAS Shares as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of SELLAS Shares and one or more other positions;

•	persons who are not U.S. Holders as defined below;

•	banks, insurance companies, mutual funds, tax-exempt persons or entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;

•	persons who do not hold their SELLAS Shares as a “capital asset” within the meaning of Section 1221 of the Code;

•	partnerships or other entities classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

•	persons who acquired their SELLAS Shares pursuant to the exercise of compensatory options or in other compensatory transactions or who hold compensatory options or will exchange SELLAS options for Galena options in the Merger;

•	persons who acquired their SELLAS Shares pursuant to the exercise of options, warrants or conversion rights under convertible instruments;

•	persons holding SELLAS Shares who exercise dissenters’ rights;

•	persons who acquired their SELLAS Shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons who hold their SELLAS Shares through individual retirement accounts or other tax-deferred accounts; and

•	persons who own directly, indirectly, or constructively 5% or more of the value or voting power of the SELLAS Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of SELLAS Shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds SELLAS Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding SELLAS Shares or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the Merger.

In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the Merger, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the Merger (whether or not they are in connection with the Merger), including, without limitation, transactions in which SELLAS Shares are acquired (including, but not limited to, pursuant to the Subscription Agreement), and (v) the tax consequences to holders of options, warrants or similar rights to purchase SELLAS Shares.

IN LIGHT OF THE FOREGOING, HOLDERS OF SELLAS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER,

INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

No ruling from the IRS has been or will be requested with respect to the tax consequences of the Merger. Subject to the qualifications and assumptions described in this proxy statement/prospectus/consent solicitation statement, the Merger should be treated for U.S. federal income tax purposes as a taxable sale of SELLAS Shares by the SELLAS shareholders in exchange for Galena Common Stock and should not be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the tax consequences to U.S. Holders of SELLAS Shares will be as follows:

•	a U.S. Holder should recognize gain or loss upon the exchange of SELLAS Shares for Galena Common Stock pursuant to the Merger equal to the difference between the fair market value, at the time of the Merger, of the Galena Common Stock received in the Merger (including any cash received in lieu of a fractional share of Galena Common Stock) and such U.S. Holder’s tax basis in the SELLAS Shares surrendered in the Merger;

•	a U.S. Holder who receives cash in lieu of a fractional share of Galena Common Stock in the Merger generally should recognize capital gain or loss as described immediately above;

•	a U.S. Holder’s aggregate tax basis for the shares of Galena Common Stock received in the Merger should equal the fair market value of the SELLAS Shares surrendered in the Merger (excluding any shares for which cash is received); and

•	the holding period of the shares of Galena Common Stock received by a U.S. Holder in the Merger should begin as of the effective time of the Merger.

Gain or loss recognized by a U.S. Holder will constitute capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the SELLAS Shares surrendered in the Merger is more than one year as of the effective date of the Merger. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for SELLAS Shares, U.S. Holders who acquired different blocks of SELLAS Shares at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

Availability of Net Operating Losses

It is anticipated that Galena may undergo an “ownership change,” within the meaning of Section 382 of the Code, due to the Merger because Galena stockholders will own less than 50% of the resulting Galena Common Stock. As such, Galena’s net operating loss carryforwards, and certain other tax attributes arising in periods before the “ownership change” will be subject to limitations, or the 382 Limitation. In general, an ownership change occurs when there is a cumulative change in the corporation’s equity ownership among certain stockholders under rules specified in Section 382 of the Code (including, generally, stockholders holding greater than 5% of a company’s equity and the aggregate “public group” of stockholders) that exceeds fifty percentage points of a corporation by value over a rolling three-year period. The 382 Limitation will be calculated based on a percentage of the value of the equity of Galena, not the amount of Galena’s net operating loss carryforwards. Additional ownership changes in the future could result in additional limitations on Galena’s, SELLAS’ and the continuing company’s net operating loss carryforwards and certain other tax attributes. Therefore, even if the continuing company is profitable, it may not be able to utilize a material portion of the net operating losses and other tax attributes of Galena, SELLAS or the continuing company to offset future income.

Information Reporting and Backup Withholding

A U.S. Holder of SELLAS Shares may be subject to information reporting and backup withholding for U.S. federal income tax purposes. The current backup withholding rate is 28 percent. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. U.S. Holders of SELLAS Shares should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder of SELLAS Shares’ federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

U.S. HOLDERS OF SELLAS SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Anticipated Accounting Treatment

The Merger is expected be treated by Galena as a reverse acquisition in accordance with U.S. GAAP. For accounting purposes, SELLAS is considered to be acquiring Galena in this transaction. This business combination will be accounted for using the acquisition method. Management of Galena and SELLAS have made a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The identifiable assets acquired and liabilities assumed in connection with the transaction will be recognized at their estimated acquisition date fair values. The application of the acquisition method of accounting necessitates certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a reliable measurement. Therefore, the actual purchase price allocation may be different from the amounts used in the unaudited pro forma condensed combined financial statements.
NASDAQ Stock Market Listing

Galena Common Stock currently is listed on NASDAQ under the symbol “GALE.” Galena has agreed to use commercially reasonable efforts to:

•	maintain its existing listing on the Nasdaq Capital Market and to obtain approval of the listing of the continuing company on the Nasdaq Capital Market;

•	effect the Reverse Stock Split;

•	to the extent required by the rules and regulations of NASDAQ, to

•	prepare and submit to NASDAQ a notification form for the listing of the shares of Galena Common Stock to be issued in the Merger, and

•	cause such shares to be approved for listing (subject to notice of issuance); and

•	to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing for the Galena Common Stock on the Nasdaq Capital Market, or the NASDAQ Listing Application and to cause the NASDAQ Listing Application to be approved (subject to official notice of issuance).

SELLAS also agreed to use its reasonable best efforts to assist Galena in its efforts to continue to have the Galena Common Stock listed on the Nasdaq Capital Market. In addition, under the Merger Agreement, each of SELLAS’ and Galena’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the existing shares of Galena Common Stock must have been continually listed on NASDAQ, Galena must have caused the shares of Galena Common Stock to be issued in the Merger to be approved for listing on NASDAQ as of the effective time of the Merger and, to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application must be approved for listing. If such application is accepted, Galena anticipates that the Galena Common Stock will be listed on the Nasdaq Capital Market following the closing of the Merger under the trading symbol “SLS.”

Appraisal Rights and Dissenters’ Rights

Delaware Law

Holders of Galena Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

Bermuda Law

Any dissenting SELLAS shareholder who does not vote in favor of the Merger and who is not satisfied that it has been offered fair value for its SELLAS Shares may apply to the Bermuda court to appraise the fair value of its SELLAS Shares within one month of the date of notice to the SELLAS shareholders of the written resolutions to approve the Merger, the Merger Agreement, the Bermuda Merger Agreement and related transactions or, if applicable, the giving of a notice convening a SELLAS special general meeting to approve the Merger, the Merger Agreement, the Bermuda Merger Agreement and related transactions.

Shareholders should note that if they do not exercise their appraisal rights by making an application to the Bermuda court under the appropriate procedure within one month of the date of notice to the SELLAS shareholders of the written resolutions or, if applicable, the giving of a notice convening a SELLAS special general meeting to approve the Merger, Merger Agreement, Bermuda Merger Agreement and related transactions, they will lose their appraisal rights.

Pursuant to the Merger Agreement and the Companies Act, any application by a dissenting SELLAS shareholder for appraisal of the fair value of their SELLAS Shares will not prevent the Merger from proceeding.

Where the Bermuda court has appraised the fair value of any SELLAS Shares and the Merger has proceeded prior to the appraisal then, within one month of the Bermuda court appraising the value of the SELLAS Shares, if the Merger consideration for such SELLAS Shares received by any dissenting SELLAS shareholder for its SELLAS Shares is less than the value of its SELLAS Shares appraised by the Bermuda court, the continuing company after the Merger shall pay to such dissenting SELLAS shareholder the difference in the value appraised by the Bermuda court.

There is no right of appeal from an appraisal by the Bermuda court. The costs of any application to the Bermuda court to appraise the fair value of the SELLAS Shares are at the discretion of the Bermuda court.

The appraisal rights of SELLAS shareholders are governed by Bermuda law only and are not governed by laws of any other jurisdiction including the jurisdiction in which shareholders reside. Accordingly, SELLAS shareholders who wish to exercise their appraisal rights should consult an attorney qualified to practice Bermuda law.

Failure by a dissenting SELLAS shareholder to adhere strictly to the requirements of section 106(6) of the Companies Act may result in the loss of appraisal rights under the Companies Act. The text of section 106 of the Companies Act is set out in full in Annex H to this proxy statement/prospectus/consent solicitation statement.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement and is incorporated by reference into this proxy statement/prospectus/consent solicitation statement. The Merger Agreement has been attached to this proxy statement/prospectus/consent solicitation statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Galena, SELLAS or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Galena and Merger Sub, on the one hand, and SELLAS, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Galena and SELLAS do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Galena or SELLAS, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Galena and Merger Sub, and SELLAS and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub will merge with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval by the Galena stockholders and SELLAS shareholders. Galena and SELLAS are working to complete the Merger as quickly as practicable. However, Galena and SELLAS cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration and Exchange Ratio

At the effective time of the Merger,

•	each SELLAS Share issued and outstanding immediately prior to the effective time of the Merger (other than the SELLAS Shares held or owned by Galena, SELLAS, any SELLAS subsidiary or Merger Sub, which will be cancelled without conversion or payment) will automatically be converted into the right to receive a number of shares of Galena Common Stock at a rate equal to the Exchange Ratio;

•	each option to purchase SELLAS Shares outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Galena and will become an option to purchase shares of Galena Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio; and

•	each outstanding SELLAS RSU will be assumed by Galena and converted into a Galena RSU, with the number of shares subject to the Galena RSU determined in accordance with the Exchange Ratio; and

•	each warrant to purchase SELLAS Shares outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by Galena and will become a warrant to purchase shares of Galena Common Stock, with the number of shares and exercise price being adjusted by the Exchange Ratio.

No fractional shares of Galena Common Stock will be issued in connection with the Merger, and no certificates or scrip for any fractional shares will be issued. Any holder of SELLAS Shares who would otherwise be entitled to receive a fraction of a share of Galena Common Stock (after aggregating all fractional shares of Galena Common Stock issuable to such holder) will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Galena Common Stock on the Nasdaq Capital Market (or such other market on which the Galena Common Stock then trades) on the date the Merger becomes effective.

The Exchange Ratio is calculated using a formula intended to allocate existing SELLAS securityholders (on a fully diluted basis), a percentage of the continuing company. Based on SELLAS’ and Galena’s capitalization as of October 25, 2017, the Exchange Ratio is currently estimated to be (i) approximately 1,249.9648 pre-Reverse Stock Split shares of Galena Common Stock, subject to adjustment to account for the effect of the Reverse Stock Split of Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena Board and agreed upon by SELLAS, to be implemented prior to the consummation of the Merger as discussed in Proposal 3 (the Reverse Stock Split Proposal) or (ii), post-Reverse Stock Split, between approximately 124.9965 and 41.6655 shares of Galena Common Stock. These estimates are subject to adjustment prior to closing of the Merger, including adjustments to account for the issuance of any additional SELLAS Shares or Galena Common Stock and the issuance of securities convertible into, or exchangeable for, SELLAS Shares or Galena Common Stock, as applicable, prior to the consummation of the Merger; provided, however, that the issuance of Galena Common Stock issued in connection with a potential third party financing consented to by SELLAS, and any exercise of the Significantly Out-of-the-Money Galena Warrants will not impact the Exchange Ratio.

Based on the estimates set forth above, following the completion of the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

The Exchange Ratio formula is the quotient obtained by dividing the number of SELLAS Merger Shares (as defined below) by the SELLAS Outstanding Shares (as defined below), where:

•	SELLAS Merger Shares means the product determined by multiplying (i) the Post-Closing Galena Shares (as defined below) by (ii) the SELLAS Allocation Percentage (as defined below).

•	SELLAS Outstanding Shares means the total number of SELLAS Shares outstanding immediately prior to the effective time of the Merger on a fully diluted and an as-converted to SELLAS Shares basis, assuming (1) the exercise of all outstanding SELLAS options, (2) the settlement in shares of each outstanding SELLAS RSU, (3) the conversion of the convertible note in the principal amount of $5,000,000 issued by SELLAS with a maturity date of May 7, 2019, or the SELLAS Convertible Note, (4) the exercise of SELLAS warrants outstanding as of the effective time of the Merger, (5) the issuance of SELLAS Shares pursuant to the terms of any other securities of SELLAS outstanding on August 7, 2017 and (6) the issuance of SELLAS RSU in respect of all other options, warrants or rights to receive such shares that are issued subsequent to August 7, 2017 and that are outstanding immediately prior to the effective time of the Merger.

•	Post-Closing Galena Shares means the quotient determined by dividing (i) the Galena Outstanding Shares by (ii) the Galena Allocation Percentage.

•	Galena Outstanding Shares means the total number of shares of Galena Common Stock outstanding immediately prior to the effective time of the Merger on a fully diluted and an as-converted to Galena Common Stock basis, assuming (i) the exercise of each outstanding Galena option to purchase Galena Common Stock, (ii) the exercise of all outstanding warrants issued by Galena under the Warrant Agreement dated February 13, 2017, which are referred to herein as the Galena 2017 Warrants, (iii) the issuance of Galena Common Stock pursuant to the terms of any other securities of Galena outstanding on August 7, 2017, and (iv) the issuance of shares of Galena Common Stock in respect of all other options, warrants or rights to receive such shares that are issued subsequent to August 7, 2017 and that are outstanding immediately prior to the effective time of the Merger; provided, that Galena Outstanding Shares shall exclude (1) any shares of Galena Common Stock issued in connection with a financing that SELLAS has consented to in accordance with the Merger Agreement and (2) the shares of Galena Common Stock underlying any Galena Warrants outstanding on August 7, 2017 other than the Galena 2017 Warrants.

•	Galena Allocation Percentage is 0.325.

•	SELLAS Allocation Percentage is 1.00 minus the Galena Allocation Percentage.

Galena Common Stock

Prior to giving effect to the Reverse Stock Split, each share of Galena Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. After giving effect to the Reverse Stock Split, each 2 to 30 shares (or any number in between) of Galena Common Stock issued and outstanding would be combined and reclassified into one share of Galena Common Stock. Galena stock options that remain unexercised or unsettled, as applicable, as of the effective time will remain outstanding and, if a holder of a Galena option (other than a holder who is a member of the Galena Board) is terminated other for cause, then such Galena option held by such holder may be exercised for a period of time equal to the lesser of (i) one year after such termination and (ii) the original expiration date of the Galena option. Immediately after the Merger, Galena securityholders will own approximately 32.5% of the fully diluted common stock of the continuing company.

Procedures for Exchanging SELLAS Shares

Promptly after the effective time of the Merger, Computershare Trust Company, N.A., as the exchange agent for the Merger, or Computershare, will establish an exchange fund to hold the shares of Galena Common Stock to be issued to SELLAS shareholders in connection with the Merger.

Promptly after the effective time of the Merger, the parties shall cause Computershare to mail to each holder of record a statement indicating the number of shares of Galena Common Stock held in their account at Computershare. SELLAS shareholders will be entitled to receive shares representing the number of whole shares of Galena Common Stock issuable to such holder pursuant to the Merger and cash in lieu of any fractional share of Galena Common Stock issuable to such holder.

No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of SELLAS Shares.

Any holder or former holder of SELLAS Shares may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

Fractional Shares

No fractional shares of Galena Common Stock will be issued in connection with the Merger, and no certificates or scrip for any fractional shares will be issued. Any holder of SELLAS Shares who would otherwise be entitled to receive a fraction of a share of Galena Common Stock (after aggregating all fractional shares of Galena Common Stock issuable to such holder) will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Galena Common Stock on the Nasdaq Capital Market (or such other market on which the Galena Common Stock then trades) on the date the Merger becomes effective.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Galena, Merger Sub and SELLAS relating to their respective businesses, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the Merger or termination of the Merger Agreement, as further described below. The representations and warranties of each of Galena, Merger Sub and SELLAS have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

SELLAS made a number of representations and warranties to Galena and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	FCPA and anti-corruption;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	disclosure;

•	bank accounts; deposits;

•	related party transactions; and

•	exclusivity of representations; reliance.

Significant portions of SELLAS’ representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to SELLAS means any effect, change, event, circumstance or development, that, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of such material adverse effect, is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse effect on: (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of SELLAS and its subsidiaries taken as a whole or (ii) the ability of SELLAS to consummate the transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, except that none of the following, as they apply to SELLAS and its subsidiaries, will be deemed to constitute, and will not be taken into account in determining whether there has been, a material adverse effect:

•	any rejection by a governmental body of a registration or filing by SELLAS relating to SELLAS’ intellectual property rights;

•	any change in the cash position of SELLAS that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which SELLAS and its subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on SELLAS and its subsidiaries taken as a whole;

•	any failure by SELLAS or any of its subsidiaries to meet internal projections or forecasts on or after the date of the Merger Agreement, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or forecasts may constitute a material adverse effect of SELLAS and may be taken into account in determining whether a material adverse effect of SELLAS has occurred;

•	the execution, delivery, announcement or performance of obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the Merger Agreement in GAAP or applicable legal requirements.

Galena and Merger Sub made a number of representations and warranties to SELLAS in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	FCPA and anti-corruption;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	disclosure;

•	bank accounts;

•	deposits;

•	related party transactions;

•	valid issuance;

•	code of ethics;

•	opinion of financial advisor;

•	shell company status; and

•	exclusivity of representations; reliance.

Similar to SELLAS’ representations and warranties, significant portions of Galena’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Galena means any effect, change, event, circumstance or development that, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of such material adverse effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Galena and its subsidiaries taken as a whole or (ii) the ability of Galena to consummate the transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement in all material respects, except that none of the following, as they apply to Galena, will be deemed to constitute, nor will be taken into account in determining whether there has been, a material adverse effect:

•	any rejection by a governmental body of a registration or filing by Galena relating to Galena’s intellectual property rights;

•	any change in the cash position of Galena that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Galena and its subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Galena and its subsidiaries, taken as a whole;

•	any failure of Galena or any of its subsidiaries to meet internal projections or forecasts or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement or any change in the price or trading volume of Galena Common Stock, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute a material adverse effect of Galena and may be taken into account in determining whether a material adverse effect has occurred;

•	the execution, delivery, announcement or performance of obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger;

•	the conversion or redemption of the Debenture;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the Merger Agreement in GAAP or applicable legal requirements.

Covenants; Conduct of Business Pending the Merger

During the period commencing on August 7, 2017 and ending at the earlier of the date of termination of the Merger Agreement and the effective time of the Merger, each party agreed that it will conduct its business in the ordinary course and in compliance with all applicable laws, rules, regulations, and certain material contracts and will provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

SELLAS also agreed that prior to the earlier of termination and the effective time of the Merger, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of Galena, it would not and would not permit any of its subsidiaries to:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any SELLAS Shares or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities except pursuant to SELLAS contracts existing as of the date of the Merger Agreement;

•	sell, issue or grant, or authorize the issuance of any share capital or other security (except for SELLAS Shares issued upon the valid exercise of SELLAS options, SELLAS RSUs, the SELLAS Convertible Note or SELLAS warrants outstanding as of the date of the Merger Agreement), any option, warrant or right to acquire any share capital or any other security, any equity-based award or instrument convertible into or exchangeable for any share capital or other security, or any debt securities or any rights to acquire any debt securities;

•	amend the memorandum of association, bye-laws or other charter or organizational documents of SELLAS, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person (except for reasonable reimbursement to employees and consultants for travel and other expenses in the ordinary course), incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, guarantee any debt securities of others, or make any capital expenditure or commitment in excess of $150,000;

•	enter into any contract with a labor union or collective bargaining agreement;

•	acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

•	make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	adopt any stockholder rights plan or similar arrangement; or

•	agree, resolve or commit to do any of the foregoing.

Galena also agreed that prior to the earlier of termination and the effective time of the Merger, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of SELLAS, it would not:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Galena capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

•	sell, issue or grant, or authorize the issuance of any capital stock or other security (except for shares of Galena Common Stock issued upon the valid exercise of Galena options or Galena warrants outstanding as of the date of the Merger Agreement), any option, warrant or right to purchase any capital stock or any other security, any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities;

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Galena or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person (except for reasonable reimbursement to employees and consultants for travel and other expenses in the ordinary course), incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, guarantee any debt securities of others, or make any capital expenditure or commitment in excess of $25,000;

•

adopt, establish or enter into any Galena employee plan, cause or permit any Galena employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by SELLAS, hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the transactions contemplated by the Merger Agreement and the operation of Galena’s business in the ordinary course of business, enter into any contract with a labor union or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any current or former Galena employee, pay or increase the severance or change of control benefits offered to any Galena employee, or provide or make any tax-related gross-up payment; provided, that Galena may pay payments to certain terminated employees in connection with their termination of employment or service;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, other than in the ordinary course of business; provided, however, that Galena may sell office equipment or furnishings in an amount not to exceed $100,000;

•	make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any Galena contract that, if effective as of the Merger Agreement, would constitute a Galena material contract;

•	initiate or settle any legal proceeding;

•	adopt any stockholder rights plan or similar arrangement; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

The Merger Agreement contains provisions prohibiting Galena and SELLAS from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, each of Galena and SELLAS has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly: (i) solicit, initiate, respond to or take any action to knowingly facilitate or encourage any inquiries or the communication, making, submission or announcement of any competing proposal or take any action that could reasonably be expected to lead to a competing proposal; (ii) enter into or participate in any discussions or negotiations with any person with respect to any competing proposal; (iii) furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating a competing proposal; (iv) approve, endorse or recommend any competing proposal (subject to the terms and conditions of the Merger Agreement); (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement/prospectus/consent solicitation statement at the meeting of the stockholders of either Galena or by written consent of SELLAS shareholders, as the case may be, (i) either Galena or SELLAS may enter into discussions or negotiations with, any person that has made (and not withdrawn) a bona fide, unsolicited, competing proposal, which such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a superior competing proposal, and (ii) thereafter furnish to such person non-public information regarding such party pursuant to an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Galena and SELLAS, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such party nor any representative of such party has breached its non-solicitation obligations; (B) the board of directors of such party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the board of directors of such party under applicable laws; (C) at least five business days prior to furnishing any such non-public information to, or entering into discussions with, such person, such party gives the other party written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person; and (D) at least three business days prior to furnishing any such non-public information to such person, such party furnishes such non-public information to SELLAS or Galena, as applicable (to the extent such non-public information has not been previously furnished by such party to SELLAS or Galena, as applicable). Without limiting the generality of the foregoing, each party has acknowledged and agreed that, in the event any representative of such party (whether or not such representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of the non-solicitation obligations of such party, the taking of such action by such representative shall be deemed to constitute a breach of these non-solicitation obligations of such party for purposes of the Merger Agreement.

Galena and SELLAS will notify the other no later than 24 hours after receipt of any inquiries, indications of interest, requests for information, proposals with respect to a competing proposal, and any such notice will be made orally and in writing and will indicate the identity of the person making or submitting the inquiry, indication of interest or proposal and the terms thereof. Both Galena and SELLAS will keep the other informed, on a current basis, in all material respects with respect to the status and terms (including any changes or proposed changes thereto) of such competing proposal.

A competing proposal is any of the following proposals, indications of interest or offers, other than transactions contemplated by the Merger Agreement:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a party to the Merger Agreement is a constituent corporation; (ii) a person or group of persons directly or indirectly acquires ownership of securities representing 20% of the outstanding securities of any class of voting securities of a party to the Merger Agreement or any of its subsidiaries; or (iii) a party to the Merger Agreement or any of its subsidiaries issues securities representing more the 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole; or

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding equity securities of a party to the Merger Agreement or any of its subsidiaries.

A superior competing proposal is any unsolicited bona fide written competing proposal (with all references to 20% in the definition of competing proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the board of directors of either Galena or SELLAS, as the case may be, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the Galena stockholders or the SELLAS shareholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a superior competing proposal if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (B) if the consummation of such transaction is contingent on any such financing being obtained.

Either Galena or SELLAS, as the case may be, may terminate the Merger Agreement if the board of directors, and/or any committee of the board of directors, of the other party has (each such action, a “change of recommendation” by the board of directors and/or any committee of the board of directors of Galena or SELLAS, as the case may be):

•	failed to include its approval and recommendation to stockholders relating to the Merger in this proxy statement/prospectus/consent solicitation statement;

•	approved, endorsed or recommended a competing proposal; or

•	entered into an agreement relating to a competing proposal (other than a permitted confidentiality agreement).

Either Galena or SELLAS, as the case may be, may also terminate the Merger Agreement if it enters into a definitive agreement to effect a superior competing proposal. If the Merger Agreement is terminated in connection with these provisions, (i) Galena has agreed to pay SELLAS a fee of $750,000, plus up to $100,000 as reimbursement for reasonable expenses, if the termination is a result of Galena entering into a definitive agreement to effect a superior competing proposal and (ii) SELLAS has agreed to pay Galena a fee of $750,000, plus up to $100,000 as reimbursement for reasonable expenses if the termination is a result of SELLAS entering into a definitive agreement to effect a superior competing proposal. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fee” below for a more complete discussion of the termination fees.

Disclosure Documents

As promptly as practicable following the date of the Merger Agreement, Galena and SELLAS agreed to prepare and file with the SEC this proxy statement/prospectus/consent solicitation statement and Galena, in cooperation with SELLAS, agreed to prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, in connection with the registration under the Securities Act of the shares of Galena Common Stock to be issued pursuant to the Merger. Galena agreed to use its commercially reasonable efforts to cause the registration statement to become effective as promptly as practicable after it is filed with the SEC, and to obtain all regulatory approvals needed to ensure that the Galena Common Stock to be issued in the Merger shall be registered or qualified or exempt from registration or qualification under the applicable securities laws. Each of Galena and SELLAS agreed to use their commercially reasonable efforts to cause the Form S-4 registration statement and this proxy statement/prospectus/consent solicitation statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC. SELLAS agreed to reasonably cooperate with Galena and provide Galena and its representatives with all true, correct and complete information regarding SELLAS that is required by applicable legal requirements to be included in the Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, or reasonably requested from SELLAS to be included in the Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part. Each of Galena, Merger Sub and SELLAS agreed to promptly furnish all information concerning itself and its subsidiaries, as applicable, to the other parties as may be required or reasonably requested in connection with such actions and the preparation of the registration statement on Form S-4 and proxy statement/prospectus/consent solicitation statement. Each of Galena and SELLAS agreed to use commercially reasonable efforts to cause this proxy statement/prospectus/consent solicitation statement to be mailed to SELLAS shareholders as promptly as practicable after the registration statement on Form S-4 is declared effective by the SEC.

Meeting of Galena Stockholders and Written Consent of SELLAS Shareholders

Galena is obligated under the Merger Agreement to call, give notice of and hold a meeting of its stockholders for the purposes of voting on the Galena Proposals. Pursuant to the terms of the Merger Agreement, the Special Meeting must take place not later than 60 days after the effective date of the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part.

Promptly after the Form S-4 has been declared effective by the SEC, and in any event no later than five business days thereafter, SELLAS is obligated under the Merger Agreement to obtain the written consent of the holders of such majority specified in the Companies Act of the SELLAS Shares issued and outstanding on the Record Date for purposes of adopting the Merger Agreement, the Bermuda Merger Agreement and approving the Merger, the conversion of the SELLAS Convertible Note, and the other actions contemplated by the Merger Agreement, collectively referred to as the Required SELLAS Shareholder Approvals.

Regulatory Approvals

Neither Galena nor SELLAS is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to complete the Merger. In the United States, Galena must comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the issuance of shares of Galena Common Stock in the Merger, including the filing with the SEC of this proxy statement/prospectus/consent solicitation statement.

In Bermuda, SELLAS and Merger Sub must obtain the prior permission of the BMA under the Exchange Control Act for the Merger. SELLAS has already requested and received this permission. In granting such consent, the BMA accepts no responsibility for SELLAS’ financial soundness or the correctness of any of the statements made or opinions expressed in this proxy statement/prospectus/consent solicitation statement.

Galena Warrants and Stock Options

All warrants to purchase shares of Galena Common Stock that are outstanding immediately prior to the effective time of the Merger will remain outstanding following the effective time of the Merger. All Galena Options, that are not exercised or settled, as applicable, prior to the effective time will remain outstanding and, if a holder of a Galena Option (other than a holder who is a member of the Galena Board) is terminated other than for cause within the meaning of Galena’s 2016 Incentive Plan, then such Galena Option held by such holder may be exercised for a period of time equal to the lesser of (i) one year after such termination and (ii) the original expiration date of the Galena Option. The exercise price of warrants and options to purchase Galena Common Stock and the number of shares of Galena Common Stock issuable upon exercise of those warrants will be adjusted in connection with the Reverse Stock Split. See “Matters Being Submitted to a Vote of Galena Stockholders—Galena Proposal No. 3: The Reverse Stock Split Proposal.”

SELLAS Options, Warrants and RSUs

At the effective time of the Merger, (i) each option, whether or not vested, to purchase SELLAS Shares that is outstanding and unexercised immediately prior to the effective time of the Merger, (ii) each SELLAS warrant (excluding SELLAS warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Merger) that is outstanding and unexercised immediately prior to the effective time of the Merger and (iii) each SELLAS RSU outstanding immediately prior to the effective time of the Merger, will be converted into an option, warrant or RSU, respectively, for that number of shares of Galena Common Stock as determined pursuant to the Exchange Ratio described in more detail below. All rights with respect to each SELLAS option, warrant or RSU will be assumed by Galena in accordance with its terms. Accordingly, from and after the effective time of the Merger, each option, warrant and RSU assumed by Galena may be exercised solely for, or settled solely in, shares of Galena Common Stock.

The number of shares of Galena Common Stock subject to each outstanding SELLAS option, warrant or RSU assumed by Galena will be determined by multiplying the number of SELLAS Shares that were subject to such option, warrant or RSU by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Galena Common Stock. The per share exercise price for the shares of Galena Common Stock issuable upon exercise of each SELLAS option or warrant assumed by Galena (other than the Sely Warrant described in more detail in “Certain Relationships and Related Party Transactions—Equilibria Capital Management Limited—May 2015 $5.0 Million Convertible Note”) will be determined by dividing the per share exercise price of SELLAS Shares subject to such option or warrant by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option or warrant, or vesting or settlement or any RSU, will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option, warrant or RSU will otherwise remain unchanged.

Indemnification and Insurance for Officers and Directors

Under the Merger Agreement, from the effective time of the Merger through the sixth anniversary of the date on which the effective time of the Merger occurs, each of Galena and SELLAS shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the effective time of the Merger, a director or officer of Galena or SELLAS, or the D&O Indemnified Parties, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Galena or SELLAS, whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations and in the case of SELLAS to the fullest extent permitted under the Companies Act.

Under the Merger Agreement, the certificate of incorporation and bylaws or such similar constitutional documents of each of Galena and SELLAS shall contain, and Galena shall cause the bye-laws of SELLAS to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Galena and SELLAS than are presently set forth in the certificate of incorporation and bylaws or such similar constitutional documents of Galena and SELLAS, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the effective time of the Merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the Merger, were officers or directors of Galena or SELLAS.

The Merger Agreement also provides that Galena shall purchase a “tail” insurance policy for the Galena’s officers and directors with an effective date as of the closing date of the Merger, which shall remain effective for six years following such closing date (and until such later date as of which any legal proceeding commenced during such six-year period shall have been finally disposed of), with at least the same coverage and amounts and containing terms and conditions that are not less favorable to the Galena officers and directors than the existing Galena directors’ and officers’ liability insurance maintained by Galena as of the date of the Merger Agreement.

Additional Agreements

Each of SELLAS and Galena has agreed to, among other things:

•	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and any other transaction contemplated by the Merger Agreement;

•	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable SELLAS to continue to meet its obligations under the Merger Agreement following the closing of the Merger;

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger and any other transaction contemplated by the Merger Agreement; and

•	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

NASDAQ Stock Market Listing

Galena Common Stock currently is listed on NASDAQ under the symbol “GALE.” Galena has agreed to use commercially reasonable efforts to:

•	maintain its existing listing on the Nasdaq Capital Market and to obtain approval of the listing of the continuing company on the Nasdaq Capital Market;

•	effect the Reverse Stock Split;

•	to the extent required by the rules and regulations of NASDAQ, to

•	prepare and submit to NASDAQ a notification form for the listing of the shares of Galena Common Stock to be issued in the Merger, and

•	cause such shares to be approved for listing (subject to notice of issuance); and

•	to the extent required by NASDAQ Marketplace Rule 5110, to file the NASDAQ Listing Application and to cause the NASDAQ Listing Application to be approved (subject to official notice of issuance).

SELLAS also agreed to use its reasonable best efforts to assist Galena in its efforts to continue to have the Galena Common Stock listed on the Nasdaq Capital Market. In addition, under the Merger Agreement, each of SELLAS’ and Galena’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the existing shares of Galena Common Stock must have been continually listed on the Nasdaq Capital Market, Galena must have caused the shares of Galena Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Capital Market as of the effective time of the Merger and, to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application must be approved for listing. If such application is accepted, Galena anticipates that the Galena Common Stock will be listed on the Nasdaq Capital Market following the closing of the Merger under the trading symbol “SLS.”

Conditions to the Completion of the Merger

The respective obligations of Galena and SELLAS to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and no stop order suspending the effectiveness of the Form S-4 has been issued by the SEC and no proceedings for that purpose and no similar proceeding has been initiated or, to the knowledge of Galena, threatened by the SEC;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger illegal;

•	there shall be no legal proceeding pending, or overtly threatened in writing, by an official of a governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or take any other action challenging or seeking to restrain or prohibit the consummation of the Merger;

•	the holders of such majority specified in the Companies Act of the SELLAS Shares issued and outstanding on the Record Date, must have adopted the Merger Agreement and the Bermuda Merger Agreement, and approved the Merger, the conversion of the SELLAS Convertible Note and the other actions contemplated by the Merger Agreement;

•	Merger Sub has obtained the Required Merger Sub Stockholder Vote (as defined in the Merger Agreement);

•	the holders of a majority of the votes properly cast must have approved Galena Proposal Nos. 1 (the Share Issuance Proposal) and 2 (the Change of Control Proposal);

•	the holders of a majority of shares outstanding and entitled to vote as of the Record Date must have approved Galena Proposal No. 3 (the Reverse Stock Split Proposal);

•	any waiting period applicable to the consummation of the Merger applicable to foreign legal requirements relating to antitrust or competition matters must have expired or been terminated, and there must not be in effect any voluntary agreement by any party to the Merger Agreement and the U.S. Federal Trade Commission, the U.S. Department of Justice or any foreign governmental body, pursuant to which such party has agreed not to consummate the Merger for any period of time; and

•	the existing shares of Galena Common Stock must have been continually listed on the Nasdaq Capital Market through the closing of the Merger, the shares of Galena Common Stock to be issued in the Merger must be approved for listing (subject to official notice of issuance) on the Nasdaq Capital Market as of the effective time of the Merger, and to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance), referred to as the NASDAQ Listing Condition.

In addition, each of SELLAS’ and Galena’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct in all but de minimis respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the closing date, or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•	all other representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct would not have a material adverse effect on the other party;

•	the other party to the Merger Agreement must have performed or complied with in all material respects all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the closing of the Merger;

•	since the date of the Merger Agreement, the other party to the Merger Agreement has not experienced a material adverse effect; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the Merger.

In addition, the obligation of Galena and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	SELLAS must have terminated certain investor agreements;

•	no more than seven and a half percent (7.5%) of the SELLAS Shares immediately prior to the Merger shall have become dissenting shares as a result of the Merger;

•	SELLAS must have delivered a certificate setting forth the allocation of the Merger consideration to its Securityholders; and

•	SELLAS must have provided to Companies House all information required under applicable law in the United Kingdom relating to persons who have significant control of SELLAS’ subsidiary in the United Kingdom.

In addition, the obligation of SELLAS to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	SELLAS shall have received evidence, in form and substance satisfactory to it that certain specified contracts (a) have been terminated, assigned or fully performed by Galena and (b) all obligations of Galena thereunder have been fully satisfied, waived or otherwise discharged;

•	Galena must have appointed the directors and officers designated by SELLAS and Galena pursuant to the terms of the Merger Agreement;

•	the principal executive officer and the principal financial officer of Galena must have provided, with respect to any document filed with the SEC on or after August 7, 2017, any necessary certification required under Rule 13a-14 under the Exchange Act, and 18 U.S.C. §1350;

•	Galena must have satisfied certain of its liabilities as of the closing date of the Merger and SELLAS shall have received payoff letters or other proof of payment evidencing the satisfaction of such liabilities and release of any encumbrances related to such liabilities, in form and substance satisfactory, to SELLAS;

•	Galena must have effected the Reverse Stock Split described in Galena Proposal No. 3;

•	Galena must have delivered to SELLAS written resignations of the officers and directors of Galena; and

•	Galena must have delivered a certificate setting forth and certifying the number of outstanding shares of its capital stock.

Termination of the Merger Agreement and Termination Fee

The Merger Agreement may be terminated at any time before the effective time of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(1)	By mutual written consent duly authorized by the board of directors of Galena and SELLAS;

(2)	By either Galena or SELLAS if the Merger has not closed by December 31, 2017 (other than in cases in which such failure to close is due to a breach by the party wishing to terminate), which date may be extended in certain circumstances;

(3)	By either Galena or SELLAS if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(4)	By Galena if SELLAS has not obtained the Required SELLAS Shareholder Approvals within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, being declared effective by the SEC;

(5)	By either Galena or SELLAS if the Special Meeting has been held and completed and approval of Galena Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal), or the Required Galena Stockholder Approvals, has not been obtained (other than in cases in which such failure has been caused by Galena or Merger Sub’s action or failure to act and such action or failure to act is a material breach by Galena or Merger Sub of this Agreement);

(6)	By SELLAS (any time prior to obtaining the Required Galena Stockholder Approvals) if (i) Galena failed to include the recommendation of the Galena Board that the Galena stockholders approve the Galena Proposals in this proxy statement/prospectus/consent solicitation statement, (ii) the Galena Board has approved, endorsed or recommended any competing proposal, (iii) Galena has failed to hold the Special Meeting within 60 days of the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement is a part, being declared effective, (iv) Galena has entered into an agreement relating to a competing proposal (other than a permitted confidentiality agreement) or (v) Galena has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(7)	By Galena (any time prior to obtaining the Required SELLAS Shareholder Approvals) if (i) the SELLAS board of directors fails to include its recommendation that the SELLAS shareholders adopt the Merger Agreement and the Bermuda Merger Agreement, and approve the Merger, the conversion of the SELLAS Convertible Note and the other actions contemplated by the Merger Agreement, (ii) the SELLAS board has approved, endorsed or recommended any competing proposal, (iii) SELLAS has entered into an agreement relating to a competing proposal (other than a permitted confidentiality agreement) or (iv) SELLAS has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(8)	By SELLAS if Galena breaches any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent Galena from satisfying its closing conditions (with a 15 calendar day cure period);

(9)	By Galena if SELLAS breaches any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent SELLAS from satisfying its closing conditions (with a 15 calendar day cure period);

(10)	By Galena (prior to obtaining the Required Galena Stockholder Approvals) if the Galena Board authorizes Galena to enter into a letter of intent or contract contemplating or otherwise relating to a competing proposal that constitutes a superior offer (so long as (i) Galena has complied with the non-solicitation and notification provisions in the Merger Agreement, (ii) Galena pays SELLAS the termination fee and expenses reimbursable under the Merger Agreement and (iii) a copy of such letter of intent or contract has been delivered to SELLAS); or

(11)	By SELLAS (prior to obtaining the Required SELLAS Shareholder Approvals) if the SELLAS board authorizes SELLAS to enter into a letter of intent or contract contemplating or otherwise relating to a competing proposal that constitutes a superior offer (so long as (i) SELLAS has complied with the non-solicitation and notification provisions in the Merger Agreement, (ii) SELLAS pays Galena the termination fee and any expenses reimbursable under the Merger Agreement and (iii) a copy of such letter of intent or contract has been delivered to Galena).

SELLAS is required to pay Galena a termination fee of $750,000 and expense reimbursements of up to $100,000, if the Merger Agreement is terminated by Galena pursuant to clause 11 above. SELLAS is also required to pay Galena expense reimbursements of up to $100,000 if the Merger Agreement is terminated pursuant to clause 9 above or solely as a result of a material adverse effect with respect to SELLAS. In addition, SELLAS is required to pay Galena a termination fee of $750,000 if the (i) Merger Agreement is terminated by Galena pursuant to clauses 4 or 7 above, (ii) at any time before obtaining the Required SELLAS Shareholder Approvals a bona fide competing proposal with respect to SELLAS has been publicly announced or otherwise communicated to the

SELLAS Board and (iii) in the event the Merger Agreement is terminated pursuant to clause 4, within 12 months after the date of such termination SELLAS enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Galena is required to pay SELLAS a termination fee of $750,000 and expense reimbursements of up to $100,000, if the Merger Agreement is terminated by SELLAS pursuant to clause 10 above. Galena is also required to pay SELLAS expense reimbursements of up to $100,000 if the Merger Agreement is terminated pursuant to clause 8 above or solely as a result of a material adverse effect with respect to Galena. In addition, Galena is required to pay SELLAS a termination fee of $750,000 if the (i) Merger Agreement is terminated by Galena pursuant to clauses 5 and 6 above, (ii) at any time before the Special Meeting a bona fide competing proposal with respect to Galena has been publicly announced or otherwise communicated to the Galena Board and (iii) in the event the Merger Agreement is terminated pursuant to clause 5, within 12 months after the date of such termination Galena enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Notwithstanding anything to the contrary contained in the Merger Agreement, SELLAS shall not be entitled to expense reimbursement and no termination fee shall be due from Galena to SELLAS if the Merger Agreement is terminated by SELLAS solely as a result of a failure of the NASDAQ Listing Condition.

Any termination of the Merger Agreement shall not relieve any party of liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of Galena and SELLAS with the approval of the respective boards of directors of Galena, Merger Sub and SELLAS at any time, except that after the Merger Agreement has been adopted by the stockholders of Galena or shareholders of SELLAS, no amendment which by law requires further approval by the stockholders of Galena or SELLAS, as the case may be, shall be made without such further approval.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above under “Termination of the Merger Agreement and Termination Fee” and except that SELLAS and Galena shall share equally in any fees and expenses incurred by the engagement of the exchange agent and in relation to printing and filing with the SEC of this proxy statement/prospectus/consent solicitation statement.

Directors and Officers of Galena Following the Merger

Prior to the effective time of the Merger, but to be effective at the effective time of the Merger, the Galena Board shall:

(i)	set the size of the Galena Board at seven members and elect five designees selected by SELLAS and two designees selected by Galena, or the Galena Designees, (with such designees, in the aggregate, expected to satisfy the requisite independence requirements for the Galena Board, as well as the sophistication and independence requirements for the required committees of the Galena Board, pursuant to NASDAQ listing standards), each to serve as a member of the Galena Board, provided that the designation of the Galena Designees shall be subject to the prior consent of SELLAS, not to be unreasonably withheld;

(ii)	take all necessary action to appoint each of Dr. Angelos M. Stergiou as Chief Executive Officer of Galena, Aleksey N. Krylov as Interim Chief Financial Officer, Dr. Nicholas J. Sarlis as Chief Medical Officer and Dr. Gregory M. Torre as Chief Regulatory Officer of Galena; and

(iii)	appoint each of the directors to the committees of the Galena Board as to be determined by SELLAS (with such director, in the aggregate, expected to satisfy the sophistication and independence requirements for the required committees of the Galena Board pursuant to NASDAQ listing standards).

To the extent permissible under the DGCL, one Galena Designee shall be elected to the class of directors the term of which expires at the 2020 annual meeting of Galena stockholders and one Galena Designee shall be elected to the class of directors the term of which expires at the 2019 annual meeting of the Galena stockholders.

Amendments to the Galena Certificate of Incorporation

Galena agreed to submit to its stockholders amendments to the Galena Certificate of Incorporation to:

•	empower the Galena Board to adopt, amend or repeal the bylaws of the company; and

•	effect the Reverse Stock Split.

None of the amendments to the Galena Certificate of Incorporation is subject to and conditioned upon the approval and completion of the Merger. However, the Merger is conditioned upon the approval of the Reverse Stock Split Proposal.

Amendment and Restatement of the Bylaws of Galena

Galena agreed to submit to its stockholders the amendment and restatement of its bylaws, which is more fully described under the section titled “Comparison of Rights of Holders of Galena Capital Stock and SELLAS Share Capital” in this proxy statement/prospectus/consent solicitation statement.

The amendment and restatement of Galena’s bylaws is not subject to or conditioned upon the approval and completion of the Merger, nor is the Merger contingent upon approval of the Bylaws Amendment Proposal.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In connection with the execution of the Merger Agreement, SELLAS’ officers and directors and some shareholders of SELLAS who collectively own or control approximately 71% of the voting power of SELLAS’ outstanding share capital as of August 7, 2017 entered into support agreements with Galena under which such shareholders have agreed to vote in favor of the Merger and the Merger Agreement and against any competing transaction.

In connection with the execution of the Merger Agreement, Galena’s officers and directors, who collectively own or control less than 1% of Galena Common Stock as of August 7, 2017, also entered into support agreements with SELLAS under which such stockholder has agreed to vote in favor of the Galena Proposals and against any competing transaction.

Each stockholder executing a support agreement has made representations and warranties to Galena or SELLAS, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these support agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder or shareholder of their respective shares of Galena capital stock or SELLAS share capital, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each SELLAS shareholder executing a support agreement has also waived its statutory appraisal rights in connection with the Merger.

The support agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

MATTERS BEING SUBMITTED TO A VOTE OF GALENA STOCKHOLDERS

Galena Proposal No. 1: The Share Issuance Proposal

At the Special Meeting, Galena Stockholders will be asked to approve the issuance of Galena Common Stock pursuant to the Merger Agreement. Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

Under NASDAQ Listing Rule 5635(a)(1), a company listed on NASDAQ is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Galena Common Stock in the Merger will exceed the 20% threshold under the NASDAQ Listing Rules. Accordingly, in order to ensure compliance with NASDAQ Listing Rule 5635(a)(1), Galena must obtain the approval of Galena Stockholders for the issuance of these securities in the Merger.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Galena Common Stock pursuant to the Merger Agreement are described in detail in the sections titled “The Merger Agreement” and “The Merger.”

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 1 (the Share Issuance Proposal). Each of Galena Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal) must be approved to complete the Merger.

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT THE GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 1 (THE SHARE ISSUANCE PROPOSAL).

Galena Proposal No. 2: The Change of Control Proposal

NASDAQ Listing Rule 5635(b) requires a company to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the company. Although NASDAQ has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), NASDAQ has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. In addition, the staff of NASDAQ has advised Galena that NASDAQ deems the Merger to be a “change of control” for purposes of NASDAQ Listing Rule 5635(b).

At the Special Meeting, Galena Stockholders will be asked to approve the change of control resulting from the Merger. Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

Accordingly, in order to ensure compliance with NASDAQ Listing Rule 5635(b), Galena must obtain the approval of Galena Stockholders for the potential change in control of Galena resulting from the Merger.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the change of control resulting from the Merger are described in detail in the sections titled “The Merger Agreement” and “The Merger.”

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 2 (the Change of Control Proposal). Each of Galena Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal) must be approved to complete the Merger.

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT THE GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 2 (THE CHANGE OF CONTROL PROPOSAL).

Galena Proposal No. 3: The Reverse Stock Split Proposal

General

The Galena Board has unanimously approved, and recommended that the Galena stockholders approve, an amendment to the Galena Certificate of Incorporation, or the Certificate of Amendment, to effect a reverse stock split on the outstanding shares of Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the final decision of whether to proceed with the Reverse Stock Split, the effective time of the Reverse Stock Split, and the exact ratio of the Reverse Stock Split to be determined by the Galena Board and agreed upon by SELLAS and publicly announced by press release. If the Galena stockholders approve the Reverse Stock Split, the Reverse Stock Split will become effective as of 12:01 a.m. Eastern Time on a date to be determined by the Galena Board that will be specified in the Certificate of Amendment.

The Reverse Stock Split will be realized simultaneously for all shares of Galena Common Stock, options to purchase shares of Galena Common Stock (including shares available for future grants under the 2016 Galena Biopharma, Inc. Incentive Plan, or the Galena 2016 Incentive Plan), and warrants to purchase shares of Galena Common Stock outstanding immediately prior to the effective time of the Reverse Stock Split. The Reverse Stock Split will affect all holders of shares of Galena Common Stock outstanding immediately prior to the effective time of the Reverse Stock Split uniformly and each such stockholder will hold the same percentage of Galena Common Stock outstanding immediately following the Reverse Stock Split as that stockholder held immediately prior to the Reverse Stock Split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The Reverse Stock Split will not change the par value of Galena Common Stock and will not reduce the number of authorized shares of Galena Common Stock.

Reasons for the Reverse Stock Split

Meet the Initial Listing Criteria for the Nasdaq Capital Market

Based on conversations between Galena management and representatives of NASDAQ, in connection with the Merger, Galena is required by NASDAQ Marketplace Rule 5110 to file the NASDAQ Listing Application and meet requirements for an initial listing on the Nasdaq Capital Market. The initial listing criteria for the Nasdaq Capital Market require, among other things, that Galena have a minimum bid price of $4.00 per share. As of October 26, 2017, the closing bid price of the Galena Common Stock on the Nasdaq Capital Market was $0.35. The principal reason for the Reverse Stock Split is to achieve a greater than $4.00 per share minimum bid price for the Galena Common Stock, although there can be no assurance that the Reverse Stock Split will achieve that result. Neither SELLAS nor Galena is required to complete the Merger if the NASDAQ Listing Condition has not been satisfied. Accordingly, if the $4.00 minimum bid price is not achieved and, as a result, the NASDAQ Listing Application is not approved, the Merger will not occur, unless each of SELLAS and Galena waive the Nasdaq Listing Condition. In which case, the Galena Common Stock would not be listed on the Nasdaq Capital Market. In addition, as discussed below under “—Retain Listing on the Nasdaq Capital Market,” the Galena Board believes there are many benefits to being listed on the Nasdaq Capital Market.

Retain Listing on the Nasdaq Capital Market

To the extent the Merger is not completed, the principal reason for the Reverse Stock Split will be the continued listing on the Nasdaq Capital Market by increasing the per share trading price of Galena Common Stock in order to help ensure a share price high enough to satisfy the $1.00 per share minimum bid price requirement, although there can be no assurance that the trading price of Galena Common Stock would be maintained at such level or that Galena will be able to maintain the listing of Galena Common Stock on the Nasdaq Capital Market under the ticker symbol “GALE.”

On March 24, 2017, Galena received notice from the Listing Qualifications Department of NASDAQ that the Galena Common Stock had not met the $1.00 per share minimum bid price requirement for the previous

30 consecutive business days, and that Galena was therefore not in compliance with the requirements for continued inclusion on the Nasdaq Capital Market under NASDAQ Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Galena had 180 calendar days, or until September 20, 2017, to regain compliance with this minimum bid price requirement. On September 21, 2017, NASDAQ notified Galena that, while Galena had not regained compliance with the minimum bid price requirement, it was eligible for an additional 180-day grace period, or until March 19, 2018, to regain compliance with the $1.00 per share minimum bid price requirement.

NASDAQ’s determination to grant an additional 180-day grace period was based on Galena having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and on Galena’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this second 180-day grace period the closing bid price of the Galena Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. Under NASDAQ Rule 5810(c)(3)(F), NASDAQ may, in its discretion require Galena to maintain a minimum bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining Galena has demonstrated an ability to maintain long-term compliance. If Galena does not regain compliance with the minimum bid price requirement by March 19, 2018, NASDAQ will provide written notification to Galena that the Galena Common Stock will be delisted. At that time, Galena may appeal the NASDAQ staff’s determination to a Hearings Panel, which will stay the delisting process pending the decision of the Hearings Panel. Galena will be required to provide a plan to regain compliance to the Hearings Panel. If the Hearings Panel decides to continue with delisting of Galena, the Hearing Panel’s decision may be appealed to the NASDAQ Listing and Hearing Review Council, but such appeal will not stay the delisting process.

The Galena Board believes that maintaining the listing of the Galena Common Stock on the Nasdaq Capital Market is in Galena’s best interests and the best interests of Galena stockholders. The Galena Board has considered the potential harm to Galena and Galena stockholders should NASDAQ delist the Galena Common Stock. Delisting from NASDAQ would significantly affect the ability of investors to trade Galena’s securities and would likely adversely affect Galena’s ability to raise additional financing through the public or private sale of equity securities. Delisting would also likely negatively affect the value and liquidity of Galena Common Stock because alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less efficient markets.

Galena believes that the decrease in the number of shares of Galena’s outstanding common stock as a consequence of the Reverse Stock Split, and the anticipated increase in the price per share, is necessary to ensure that Galena retains listing on NASDAQ as well as encouraging greater interest in Galena Common Stock by the financial community, business development partners and the investing public. Galena believes the Reverse Stock Split, together with the Merger, may also help the continuing company attract and retain employees and other service providers, help Galena raise additional capital through the sale of stock in the future if needed, and possibly promote greater liquidity for Galena stockholders with respect to those shares presently held by them.

Galena believes that Galena’s best option to meet NASDAQ’s $1.00 minimum bid price requirement of Listing Rule 5550(a)(2) will be to effect the Reverse Stock Split to increase the per share trading price of the Galena Common Stock. The volatility and fluctuations in the capital markets combined with the potential news items related to clinical and operational updates, may not increase Galena’s stock price by a sufficient amount to meet the NASDAQ listing requirements within the 180-day grace period without the Reverse Stock Split.

In addition, it is a condition to the closing of the Merger that Galena stockholders approve the Reverse Stock Split Proposal. The Merger is also subject to the NASDAQ Listing Condition.

Marketability

In addition, Galena believes that the low per share market price of the Galena Common Stock impairs its marketability to and acceptance by institutional investors and other members of the investing public and creates a negative impression of Galena. Many investors, brokerage firms and market makers consider low-priced stocks as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. The presence of these factors may adversely affect not only the pricing of the Galena Common Stock but also its trading liquidity. In addition, these factors may affect Galena’s ability to raise additional capital through the sale of stock.

Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of lower-priced stocks unattractive to brokers from an economic standpoint. Additionally, because brokers’ commissions on lower-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current share price of the Galena Common Stock can result in an individual stockholder paying transaction costs that represent a higher percentage of total share value than would be the case if the share price of the Galena Common Stock were substantially higher. This factor may also limit the willingness of institutions to purchase Galena Common Stock. The Galena Board believes that the anticipated higher market price resulting from a Reverse Stock Split could enable institutional investors and brokerage firms with such policies and practices to invest or handle trading in the Galena Common Stock, but there can be no assurance that the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower-priced stocks.

Galena believes that Galena’s current low stock price may prevent or discourage investment in Galena’s pipeline programs, as well as those of SELLAS after the Merger. Galena is focused on continuing to advance Galena’s existing pipeline of drug candidates, including supporting Galena’s immunotherapy programs led by NeuVax (nelipepimut-S) that is currently in three, Phase 2, investigator-sponsored clinical trials in breast cancer, and these trials will remain ongoing. Galena’s other development programs, GALE-401, a controlled release version of anagrelide that has completed a Phase 2 trial in patients with essential thrombocythemia, or ET, and GALE-301/GALE-302, an earlier stage cancer immunotherapy program targeting FBP, are currently being evaluated for potential internal development or strategic partnership. Corporate development activities remain a focus as Galena seeks to expand its existing pipeline, through, among other things, the Merger, and seeks partnering opportunities for its existing drug candidates that can increase shareholder value and help hematology and oncology patients.

Further, Galena believes that a higher stock price could help Galena establish business development relationships with other companies. Galena believes that potential business development partners may be less confident in the prospects of a company with a low stock price, and are less likely to enter into business relationships with a company with a low stock price. If the Reverse Stock Split successfully increases the per share price of Galena Common Stock, Galena believes this may increase Galena’s ability to attract business development partners. Also, Galena believes that strategic transactions are more likely without a low stock price. With a successful Reverse Stock Split, in theory, Galena may be more successful in engaging in strategic transactions including mergers and acquisitions.

Galena further believes that a higher stock price could help Galena attract and retain employees and other service providers. Galena believes that some potential employees and service providers are less likely to work for a company with a low stock price, regardless of the size of the company’s market capitalization.

With shares trading at a higher price, it may promote greater liquidity for Galena stockholders with respect to those shares presently held by them. However, the possibility also exists that liquidity may be adversely affected by the reduced number of shares which would be outstanding if the Reverse Stock Split is effected, particularly if the price per share of Galena Common Stock begins a declining trend after the Reverse Stock Split is effected. In this regard, Galena notes that it conducted a reverse split of the Galena Common Stock at a ratio of 1-for-20 that became effective on November 11, 2016, or the Prior Reverse Stock Split, and the Galena Common Stock commenced trading on a split-adjusted basis on Monday, November 14, 2016 in order to regain compliance with the $1.00 per share minimum bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2). While the price of the Galena Common Stock initially traded above the $1.00 per share minimum bid price requirement after the Prior Reverse Stock Split, it subsequently fell below the $1.00 per share minimum bid price requirement and, as of October 26, 2017, the closing bid price of the Galena Common Stock on the Nasdaq Capital Market was $0.35.

The Galena Board believes that stockholder adoption of a range of Reverse Stock Split ratios (as opposed to adoption of a single reverse stock split ratio or a set of fixed ratios) provides maximum flexibility to achieve the purposes of a reverse stock split and, therefore, is in the best interests of Galena. In determining a ratio following the receipt of stockholder adoption, the Galena Board (or any authorized committee of the Galena Board) may consider, among other things, factors such as:

•	the historical trading price and trading volume of Galena Common Stock;

•	the number of shares of Galena Common Stock outstanding;

•	the then prevailing trading price and trading volume of Galena Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for Galena Common Stock;

•	the anticipated impact of a particular ratio on Galena’s ability to reduce administrative and transactional costs;

•	the continued listing requirements of NASDAQ; and

•	prevailing general market and economic conditions.

The Galena Board (or any authorized committee of the Galena Board) reserves the right to elect to abandon the Reverse Stock Split, notwithstanding stockholder adoption thereof, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of Galena.

Reverse Stock Split Amendment to the Galena Certificate of Incorporation

If the Reverse Stock Split is approved, Article III, Section A of the Galena Certificate of Incorporation is amended and restated in its entirety as follows:

“A. Classes of Stock. This Corporation is authorized to issue 355,000,000 shares, of which 350,000,000 shall be Common Stock with a par value of $0.0001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.0001 per share (“Preferred Stock”).

Reverse Stock Split. Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”), each 10 to 30 shares of common stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified into one fully paid and nonassessable share of new common stock (the “New Common Stock”), with the exact ratio within such range to be determined by the board of directors of the Corporation prior to the Effective Time and set forth in a public announcement made by the Corporation (the “Reverse Stock Split”). No fractional shares of New Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares of New Common Stock that would be issued in connection with the Reverse Stock Split, the aggregate of all such fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to Computershare Trust Company, N.A. (the “Transfer Agent”), as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all such fractional shares will be effected by the Transfer Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the Transfer Agent will pay to such holders of record the portion of the net proceeds derived from the sale of the fractional interests to which they are entitled. From and after the Effective Time, certificates representing shares of the Old Common Stock shall represent the number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment, subject to the elimination of fractional share interests as described above.”

The Certificate of Amendment attached hereto as Annex B reflects the changes that will be implemented to the Galena Certificate of Incorporation if the Reverse Stock Split is approved.

Principal Effects of the Reverse Stock Split

If the stockholders approve the proposal to authorize the Galena Board to implement the Reverse Stock Split and the Galena Board implements the Reverse Stock Split, Galena will amend existing Article III, Section A of the Galena Certificate of Incorporation in the manner set forth above.

By approving this amendment, stockholders will approve the combination of between and including ten (10) and thirty (30) shares of Galena Common Stock outstanding immediately prior to the effective time of the Reverse Stock Split into one (1) whole share of Galena Common Stock, with the exact number to be determined by the Galena Board and publicly announced by press release.

The Galena Board will not implement any amendment providing for a split ratio outside the range of 1-for-10 to 1-for-30.

As explained above, the Reverse Stock Split will be effected simultaneously for all shares of Galena Common Stock issued and outstanding immediately prior to the effective time of the Reverse Stock Split and the Exchange Ratio will be the same for all such shares of Galena Common Stock, subject to immaterial differences resulting from the treatment of fractional shares. The Reverse Stock Split will affect all of Galena stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Galena, except to the extent that the Reverse Stock Split results in any of Galena stockholders receiving a cash payment in lieu of owning a fractional share, as described in the section titled “Fractional Shares,” below. The Galena Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable. The Reverse Stock Split will not affect Galena’s continuing obligations under the periodic reporting requirements of the Exchange Act. Following the Reverse Stock Split, Galena expects the Galena Common Stock to continue to be listed on the Nasdaq Capital Market, although it would receive a new CUSIP number.

Upon effectiveness of the Reverse Stock Split, the number of authorized shares of Galena Common Stock that are not issued or outstanding and that are available for issuance will effectively increase because the proposed amendment to the Galena Certificate of Incorporation will not reduce the number of authorized shares, but it will reduce the number of outstanding shares by a factor of between and including two and thirty, depending on the Exchange Ratio selected by the Galena Board.

The shares that are authorized but unissued and not otherwise committed for issuance (which includes those to be issued in connection with the Merger) after the Reverse Stock Split will be available for issuance, and, if Galena issues these shares, the ownership interest of holders of Galena Common Stock will be diluted. Galena may issue such shares to raise capital and/or as consideration in acquiring other businesses, assets, or establishing strategic relationships with other companies. Such acquisitions or strategic relationships may be effected using shares of Galena Common Stock or other securities convertible into Galena Common Stock and/or by using capital that may need to be raised by selling such securities. Other than with respect to the Merger, Galena does not have any agreement, arrangement or understanding at this time with respect to any specific acquisition for which the newly unissued authorized shares would be issued.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Reverse Stock Split is approved by the Galena stockholders, and if at such time the Galena Board still believes that a Reverse Stock Split is in the best interests of Galena and its stockholders, the Galena Board will determine the ratio of the Reverse Stock Split to be implemented. The Reverse Stock Split will become effective as of 12:01 a.m. Eastern Time on the date specified in the Certificate of Amendment as filed with the office of the Secretary of State of the State of Delaware, or the Reverse Stock Split Effective Time. The Galena Board will determine the exact timing of the effectiveness of the filing of the Certificate of Amendment based on its evaluation as to when the effective time would be the most advantageous to Galena and its stockholders. The ratio of the Reverse Stock Split determined by the Galena Board and the anticipated timing of the effectiveness of the filing of the Certificate of Amendment will be publicly announced in a press release. If the Galena Board does not decide to effect the Reverse Stock Split within twelve months from the date of the Special Meeting, the authority granted in this proposal to effect the Reverse Stock Split will terminate, and the Galena Board will abandon the amendment effecting the Reverse Stock Split.

Except as described below under the section titled “Fractional Shares,” at the Reverse Stock Split Effective Time, each whole number of issued and outstanding pre-Reverse Stock Split shares that the Galena Board has determined will be reclassified as one post-Reverse Stock Split share, and each certificate which, immediately prior to the Reverse Stock Split Effective Time represented pre- Reverse Stock Split shares, will be deemed for all corporate purposes to evidence ownership of the number of whole post-Reverse Stock Split shares into which such pre-Reverse Stock Split shares have been reclassified pursuant to the Reverse Stock Split.

Fractional Shares

No fractional shares will be issued to holders of Galena Common Stock in connection with the Reverse Stock Split. Stockholders of record at the effective time of the Reverse Stock Split who otherwise would be entitled to receive fractional shares because they hold a number of pre-Reverse Stock Split shares not evenly divisible by the number of pre-split shares for which each post-Reverse Stock Split share is to be exchanged, will, in lieu of a fractional share, be entitled, upon surrender to Computershare, N.A., Galena’s transfer agent, or the Transfer Agent, of certificate(s) representing such pre-Reverse Stock Split shares, to a cash payment in exchange for such fractional interests. All fractional shares resulting from the Reverse Stock Split will be issued to the Transfer Agent. The Transfer Agent will aggregate and sell all the fractional interests resulting from the Reverse Stock Split as soon as practicable after the Reverse Stock Split Effective Time on the basis of prevailing market prices of the Galena Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the Transfer Agent will pay to such holders of record their portion of the net proceeds derived from the sale of the fractional interests in exchange for their fractional interests.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, sums due for fractional interests that are not timely claimed after the Reverse Stock Split Effective Time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Risks Associated with the Reverse Stock Split

Galena cannot predict whether the Reverse Stock Split will result in an increase in the market price for the Galena Common Stock over an extended period of time. The history of similar stock split combinations for companies in like circumstances is varied, and the market price of Galena Common Stock will also be based on Galena’s performance and other factors most of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Reverse Stock Split, including:

•

The minimum bid price of the Galena Common Stock post-Reverse Stock Split does not equal or exceed $4.00 per share and, as a result, the NASDAQ Listing Condition is not satisfied. To the extent the Merger is not completed and the Reverse Stock Split is approved by stockholders and implemented by the Galena Board, the market price per share of Galena Common Stock post-Reverse Stock Split may not remain in excess of the $1.00 minimum bid price per share as required by NASDAQ, or Galena may fail to meet the other requirements for continued listing on NASDAQ, including the minimum value of listed securities, as described above, resulting in the delisting of Galena Common Stock. As noted above, after the Prior Reverse Stock Split, the price of the Galena Common Stock initially traded above the $1.00 per share NASDAQ minimum bid price requirement. However, it subsequently fell below the $1.00 per share NASDAQ minimum bid price requirement.

•	Although the Galena Board believes that a higher stock price may help generate the interest of new investors, the Reverse Stock Split may not result in a per-share price that will successfully attract certain types of investors and such resulting share price may not satisfy the investing guidelines of institutional investors or investment funds. Further, other factors, such as Galena’s financial results, market conditions and the market perception of the Merger and Galena’s and SELLAS’ combined business, may adversely affect the interest of new investors in the shares of Galena Common Stock. As a result, the trading liquidity of the shares of Galena Common Stock may not improve as a result of the Reverse Stock Split and there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above.

•	The Reverse Stock Split could be viewed negatively by the market and other factors, such as those described above, may adversely affect the market price of the shares of Galena Common Stock. Consequently, the market price per post-Reverse Stock Split shares may not increase in proportion to the reduction of the number of shares of Galena Common Stock outstanding before the implementation of the Reverse Stock Split. Accordingly, the total market capitalization of Galena Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split. Any reduction in total market capitalization as the result of the Reverse Stock Split may make it more difficult for Galena to meet the NASDAQ Listing Rule regarding minimum value of listed securities, which could result in Galena Common Stock being delisted from NASDAQ.

•	The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Galena Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. Additionally, any reduction in brokerage commissions resulting from the Reverse Stock Split, as discussed above, may be offset, in whole or in part, by increased brokerage commissions required to be paid by stockholders selling odd lots created by the Reverse Stock Split.

•	Because the Reverse Stock Split will not affect the number of authorized shares of common stock, a Reverse Stock Split will have the effect of increasing the number of authorized but unissued shares of Galena Common Stock. The issuance in the future of additional authorized shares will have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of Galena Common Stock. In addition, the effective increase in the number of authorized but unissued shares of Galena Common Stock may be construed as having an anti-takeover effect. Although Galena is not proposing the Reverse Stock Split for this purpose, Galena could, subject to the Board of Director’s fiduciary duties and applicable law, issue such additional authorized shares to purchasers who might oppose a hostile takeover bid. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of Galena through a transaction opposed by the Galena Board.

Effect on Beneficial Holders of Common Stock (i.e., stockholders who hold in “street name”)

Upon the effectiveness of the Reverse Stock Split, Galena intends to treat shares of Galena Common Stock held by stockholders in “street name,” through a bank, broker or other nominee, in the same manner as registered stockholders whose shares of common stock are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding the common stock in “street name.” However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. If a stockholder holds shares of common stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

Effect on Book-Entry Shares (i.e., stockholders that are registered on the transfer agent’s books and records but do not hold certificates)

If the Reverse Stock Split is effected, stockholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical stock certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by the Transfer Agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Reverse Stock Split. Stockholders who hold uncertificated shares as direct owners will be sent a statement of holding from the Transfer Agent that indicates the number of post-Reverse Stock Split shares of Galena Common Stock owned in book-entry form.

Effect on Certificated Shares

As soon as practicable after the effective time of the Reverse Stock Split, stockholders will be notified that the Reverse Stock Split has been effected. Galena expects that the Transfer Agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-Reverse Stock Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Stock Split shares in exchange for certificates representing post-Reverse Stock Split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Galena or Galena’s exchange agent. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s certificate(s) representing such stockholder’s pre-Reverse Stock Split shares, together with the properly completed and executed letter of transmittal to the exchange agent. Any certificates representing pre-Reverse Stock Split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for certificates representing post-Reverse Stock Split shares.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Principal Effects of Reverse Stock Split on Outstanding Options, Warrants, and Option Plan

As of the Record Date, there were outstanding stock options to purchase an aggregate of                  shares of Galena Common Stock with a weighted average exercise price of $        per share, and warrants to purchase an aggregate of              shares of Galena Common Stock with a weighted average exercise price of $        per share. When the Reverse Stock Split becomes effective, the number of shares of Galena Common Stock covered by such rights will be reduced to between and including one-tenth and one-thirtieth the number currently covered, and the exercise or conversion price per share will be increased by between and including ten and thirty times the current exercise or conversion price, resulting in the same aggregate price being required to be paid upon exercise or conversion thereof as was required immediately preceding the Reverse Stock Split.

In addition, the number of shares of common stock and number of shares of Galena Common Stock subject to stock options or similar rights authorized under Galena’s current equity incentive plan and employee stock purchase plan (but not the 2017 Plan or the 2017 ESPP) will be proportionately adjusted for the Reverse Stock Split ratio, such that fewer shares will be subject to such plans. Further, the per share exercise price under such plans will automatically be proportionately adjusted for the Reverse Stock Split.

As an example, the following table illustrates the effects of a 1-for-20 Reverse Stock Split, without giving effect to any adjustments for fractional shares of Galena Common Stock, options to purchase Galena Common Stock or outstanding warrants to purchase Galena Common Stock as of October 25, 2017:

	Prior to Reverse Stock Split	After 1 for 20 Reverse Stock Split
Common Stock:
Outstanding	44,333,877	2,216,694
Issuable pursuant to outstanding equity awards	443,272	22,163
Reserved for future issuance under 2016 Incentive Plan	347,921	17,396
Issuable pursuant to outstanding warrants to purchase common stock	19,556,851	977,842

Accounting Matters

The Reverse Stock Split will not affect the Galena Common Stock capital account on Galena’s balance sheet. However, because the par value of Galena Common Stock will remain unchanged at the Reverse Stock Split Effective Time, the components that make up the Galena Common Stock capital account will change by offsetting amounts. Depending on the size of the Reverse Stock Split the Galena Board decides to implement, the stated capital component will be reduced proportionately based upon the Reverse Stock Split and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Reverse Stock Split, the per share net income or loss and net book value of Galena Common Stock will be increased because there will be fewer shares of Galena Common Stock outstanding. All historic share and per share amounts in Galena’s financial statements and related footnotes will be adjusted accordingly for the Reverse Stock Split.

Effect on Par Value

The proposed amendment to the Galena Certificate of Incorporation will not affect the par value of Galena Common Stock, which will remain at $0.0001 per share.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Stock Split, the Galena Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Galena Board or contemplating a tender offer or other transaction for the combination of Galena with another company), the Reverse Stock Split proposal is not being proposed in response to any effort of which Galena is aware to accumulate shares of Galena Common Stock or obtain control of Galena, nor is it part of a plan by management to recommend a series of similar amendments to the Galena Board and stockholders. Other than the Reverse Stock Split proposal and the proposals in this proxy statement/prospectus/consent solicitation statement relating to the Merger, the Galena Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Galena.

No Dissenters’ Appraisal Rights

Under the Delaware General Corporation Law, Galena stockholders are not entitled to dissenters’ appraisal rights with respect to the Reverse Stock Split, and Galena will not independently provide stockholders with any such right.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is not intended as tax or legal advice. Each holder should seek advice based on his, her or its particular circumstances from an independent tax advisor.

The following is a summary of certain United States federal income tax consequences of the Reverse Stock Split generally applicable to beneficial holders of shares of Galena Common Stock. This summary addresses only such stockholders who hold their pre-Reverse Stock Split shares as capital assets and will hold the post- Reverse Stock Split shares as capital assets. This discussion does not address all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, and foreign stockholders. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings, as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local, foreign, and other laws are not addressed herein. Each stockholder should consult its tax advisor as to the particular facts and circumstances, which may be unique to such stockholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Reverse Stock Split.

Exchange Pursuant to Reverse Stock Split

No gain or loss will be recognized by a stockholder upon such stockholder’s exchange of pre-Reverse Stock Split shares for post-Reverse Stock Split shares pursuant to the Reverse Stock Split, except to the extent of cash, if any, received in lieu of fractional shares, further described in “Cash in Lieu of Fractional Shares” below. The aggregate tax basis of the post-Reverse Stock Split shares received in the Reverse Stock Split, including any fractional share deemed to have been received, will be equal to the aggregate tax basis of the pre-Reverse Stock Split shares exchanged therefor, and the holding period of the post-Reverse Stock Split shares will include the holding period of the pre-Reverse Stock Split shares.

Cash in Lieu of Fractional Shares

A holder of pre-Reverse Stock Split shares that receives cash in lieu of a fractional share of post-Reverse Stock Split shares should generally be treated as having received such fractional share pursuant to the Reverse Stock Split and then as having exchanged such fractional share for cash in a redemption by Galena. The amount of any gain or loss should be equal to the difference between the ratable portion of the tax basis of the pre-Reverse Stock Split shares exchanged in the Reverse Stock Split that is allocated to such fractional share and the cash received in lieu thereof. In general, any such gain or loss will constitute a long-term capital gain or loss if the holder’s holding period for such pre-Reverse Stock Split shares exceeds one year at the time of the Reverse Stock Split. Deductibility of capital losses by holders is subject to limitations.

Interests of Directors and Executive Officers

Galena’s directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of Galena Common Stock.

Reservation of Right to Abandon Reverse Stock Split

Galena reserves the right to not file the Certificate of Amendment and to abandon any Reverse Stock Split without further action by Galena stockholders at any time before the effectiveness of the filing with the Secretary of the State of Delaware of the Certificate of Amendment, even if the authority to effect these amendments is approved by Galena stockholders at the Special Meeting. By voting in favor of Reverse Stock Split, you are expressly also authorizing the Galena Board to delay, not proceed with, and abandon, these proposed amendments if it should so decide, in its sole discretion, that such action is in the best interests of Galena stockholders.

Required Vote

The affirmative vote of the holders of a majority of shares of Galena Common Stock issued and outstanding and entitled to vote thereon is required to approve Galena Proposal No. 3 (the Reverse Stock Split Proposal). Each of Galena Proposal Nos. 1 (the Share Issuance Proposal), 2 (the Change of Control Proposal) and 3 (the Reverse Stock Split Proposal) must be approved to complete the Merger.

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 3 TO APPROVE THE REVERSE STOCK SPLIT.

Galena Proposal No. 4: The 2017 Equity Plan Proposal

The Galena Board has approved the adoption of the Galena Biopharma, Inc. 2017 Equity Incentive Plan, or the 2017 Plan, subject to approval by Galena stockholders. In this Galena Proposal No. 4, the Galena Board is requesting stockholder approval of the 2017 Plan.

Approval of the 2017 Plan by Galena stockholders is required, among other things, in order to: (i) comply with NASDAQ rules requiring stockholder approval of equity compensation plans; (ii) allow the grant of incentive stock options to participants in the 2017 Plan, and (iii) give the compensation committee of the continuing company the discretion to grant awards intended to qualify as “performance-based compensation,” thereby potentially preserving continuing company’s tax deduction under Code Section 162(m).

The discussion that follows is qualified in all respects to the terms of the 2017 Plan. A copy of the 2017 Plan is attached as Annex C to this proxy statement/prospectus/consent solicitation statement. Galena stockholders should refer to the 2017 Plan for more complete and detailed information about the terms and conditions of the 2017 Plan.

If this Galena Proposal No. 4 is approved by Galena stockholders, the 2017 Plan will become effective as of the date of the closing of the Merger, and no further grants will be made under the Galena Biopharma, Inc. Amended and Restated 2007 Incentive Plan, or the 2007 Plan, the Galena Biopharma, Inc. 2016 Incentive Plan, or the 2016 Plan, or the SELLAS Life Sciences Group Ltd Stock Incentive Plan #1, or the SELLAS Plan, and collectively with the 2007 Plan and the 2016 Plan, the Prior Plans. In the event that Galena stockholders do not approve this proposal, the 2017 Plan will not become effective and the Prior Plans will continue to be effective in accordance with their terms and the continuing company may continue to make awards under such plans, subject to the limits thereunder. Approval of the 2017 Plan by Galena stockholders will allow the continuing company to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by its board of directors or compensation committee following the closing of the Merger. The 2017 Plan will also allow the continuing company to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the Merger.

The continuing company’s employee equity compensation program, as implemented under the 2017 Plan, will allow the continuing company to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to continue to achieve its business objectives and build stockholder value. Approval of the 2017 Plan will provide the continuing company with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and independent contractors who are important to the continuing company’s long-term growth and success.

Best Practices Integrated into Equity Compensation Program and the 2017 Plan

The 2017 Plan includes provisions that are designed to protect the interests of the stockholders of the continuing company and to reflect corporate governance best practices including:

•	No single trigger accelerated vesting upon change in control. The 2017 Plan does not provide for automatic vesting of awards upon a change in control.

•	Awards subject to forfeiture/clawback. Awards granted under the 2017 Plan will be subject to recoupment in accordance with any clawback policy that the continuing company is required to adopt pursuant to the listing standards of any national securities exchange or association on which its securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the continuing company may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

•	Repricing is not allowed. The 2017 Plan prohibits the repricing of outstanding stock options and stock appreciation rights and the cancellation of any outstanding stock options or stock appreciation rights that have an exercise or strike price greater than the then-current fair market value of a share of common stock in exchange for cash or other stock awards under the 2017 Plan without prior stockholder approval.

•	No liberal change in control definition. The change in control definition in the 2017 Plan is not a “liberal” definition. A change in control transaction must actually occur in order for the change in control provisions in the 2017 Plan to be triggered.

•	Administration by independent committee. The 2017 Plan will be administered by the members of the continuing company’s compensation committee, all of whom are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “independent” within the meaning of the listing standards of the Nasdaq Capital Market. In addition, all of the members of the continuing company’s compensation committee, which has been delegated certain authorities with respect to awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, will be “outside directors” within the meaning of Section 162(m) of the Code.

•	Material amendments require stockholder approval. Consistent with the rules and regulations of The NASDAQ Stock Market LLC, the 2017 Plan requires stockholder approval of any material revisions to the 2017 Plan. In addition, certain other amendments to the 2017 Plan require stockholder approval.

•	Limit on non-employee director awards and other awards. The maximum number of shares subject to stock awards granted under the 2017 Plan or otherwise during any calendar year to any of the continuing company’s non-employee directors, taken together with any cash fees paid by the continuing company to such non-employee director during such calendar year for service on the continuing company’s board of directors, may not exceed $800,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or with respect to the calendar year in which a non-employee director is first appointed or elected to the board, $1,000,000. The 2017 Plan also contains other annual per-participant limits on stock options, stock appreciation rights and performance-based stock and cash awards.

Information Regarding Equity Incentive Program

As discussed above, all stock options held by Galena employees, directors and consultants that are outstanding and unexercised immediately prior to the effective time of the Merger will remain outstanding and, if the holder of the option is terminated other than for cause, then the holder may exercise the option for a period of time equal to the lesser of (i) one year after termination and (ii) the original expiration date of the option. All outstanding options and restricted stock units with respect to SELLAS Shares will be assumed by Galena at the effective time of the Merger. As employees, directors and consultants of SELLAS will continue in service with the continuing company following the closing date of the Merger, the Galena Board believes that information regarding SELLAS’ equity grant practices may be most beneficial to Galena stockholders in connection with considering whether to approve the 2017 Plan.

It is critical to the continuing company’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the 2017 Plan will allow the continuing company to continue to grant stock options and other equity and performance-based awards at levels it determines to be appropriate in order to attract new employees and directors, retain existing employees and directors and to provide incentives for such persons to exert maximum efforts for the continuing company’s success and ultimately increase stockholder value. The 2017 Plan allows the continuing company to continue to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance stock awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary to contribute to the continuing company’s long-term success.

If Galena’s request to approve the 2017 Plan is approved by Galena stockholders, the continuing company will have approximately                  shares, subject to adjustment for specified changes in the continuing company’s capitalization, available for grant under the 2017 Plan as of the effective time of the closing of the Merger. This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Performance-Based Awards

Approval of the 2017 Plan by Galena stockholders will also constitute approval of terms and conditions set forth therein that will permit the continuing company to grant stock options, stock appreciation rights and performance-based stock and cash awards under the 2017 Plan that may qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. Section 162(m) of the Code disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to “covered employees” in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified “performance-based compensation,” are not subject to this deduction limitation. For compensation awarded under a plan to qualify as “performance-based compensation” under Section 162(m) of the Code, among other things, the following terms must be disclosed to and approved by the stockholders before the compensation is paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options, stock appreciation rights and performance-based stock awards, and the amount of cash subject to performance-based cash awards, that may be granted to any employee under the plan in any year; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable). Accordingly, Galena is requesting that Galena stockholders approve the 2017 Plan, which includes terms and conditions regarding eligibility for awards, annual per-person limits on awards and the business criteria for performance-based awards granted under the 2017 Plan (as described in the summary below).

Galena believes it is in the best interests of Galena stockholders to preserve the ability to grant “performance-based compensation” under Section 162(m) of the Code. However, in certain circumstances, the continuing company may determine to grant compensation to covered employees that is not intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. Moreover, even if the continuing company grants compensation that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, neither Galena nor the continuing company can guarantee that such compensation ultimately will be deductible by Galena or the continuing company.

Description of the 2017 Equity Incentive Plan

The material features of the 2017 Plan are described below. The following description of the 2017 Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2017 Plan. Stockholders are urged to read the actual text of the 2017 Plan in its entirety.

Purpose

The 2017 Plan is designed to secure and retain the services of the continuing company’s employees, directors and consultants, provide incentives for the continuing company’s employees, directors and consultants to exert maximum efforts for the success of the continuing company and its affiliates, and provide a means by which the continuing company’s employees, directors and consultants may be given an opportunity to benefit from increases in the value of its common stock. If the 2017 Plan is approved by Galena stockholders, no additional awards will be granted under the Prior Plans following the effective date of the 2017 Plan.

Types of Awards

The terms of the 2017 Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

Subject to adjustment for specified changes in the continuing company’s capitalization, the aggregate number of shares of the continuing company’s common stock that may be issued under the 2017 Plan, or the Share Reserve, will not exceed                  shares. In addition, the share reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1st of the year following the year in which the effective date of the 2017 Plan occurs, and ending on (and including) January 1, 2027, in an amount equal to 4% of the shares of common stock outstanding on December 31st of the preceding calendar year; however the board of directors or compensation committee may act prior to January 1st of a given year to provide that there will be no January 1st increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares of common stock than would otherwise occur pursuant to the automatic increase.

The following shares of common stock will become available again for issuance under the 2017 Plan: (i) any shares subject to a stock award made under the 2017 Plan that are not issued because such stock award expires or otherwise terminates without all of the shares covered by such stock award having been issued; (ii) any shares subject to a stock award made under the 2017 Plan that are not issued because such stock award is settled in cash; (iii) any shares issued pursuant to a stock award that are made under the 2017 Plan and forfeited back to or repurchased by the continuing company because of the failure to meet a contingency or condition required for the vesting of such shares; and (iv) any shares reacquired by the continuing company in satisfaction of tax withholding obligations on a stock award made under the 2017 Plan or as consideration for the exercise or purchase price of a stock award made under the 2017 Plan.

Eligibility

All of the continuing company’s (including its affiliates’) approximately              employees,              independent contractors and                 non-employee directors as of              will be eligible to participate in the 2017 Plan following the closing of the Merger and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2017 Plan only to the continuing company’s employees (including officers) and employees of its affiliates.

Section 162(m) Limits

Under the 2017 Plan, subject to adjustment for specified changes in the continuing company’s capitalization, no participant will be eligible to be granted performance-based compensation during any calendar year more than: (i) a maximum of                  shares of common stock (subject to adjustment for stock splits and similar matters) subject to stock options and stock appreciation rights whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of a share of common stock on the date of grant; (ii) a maximum of                  shares of common stock (subject to adjustment for stock splits and similar matters) subject to performance stock awards; and (iii) a maximum of $        subject to performance cash awards. These limits are designed to allow the continuing company to grant awards that are intended to be exempt from the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code, and will not apply to awards that the continuing company’s board of directors determines will not be treated as performance-based compensation.

Non-Employee Director Compensation Limit

Under the 2017 Plan, the maximum number of shares of the continuing company’s common stock subject to stock awards granted under the 2017 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by the continuing company to such non-employee director during such calendar year for services on its board of directors, will not exceed $800,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the continuing company’s board of directors, $1,000,000.

Administration

The 2017 Plan will be administered by the continuing company’s board of directors, which may in turn delegate authority to administer the 2017 Plan to a committee. The continuing company’s board of directors will delegate concurrent authority to administer the 2017 Plan to its compensation committee, but may, at any time, revest in itself some or all of the power delegated to its compensation committee. The continuing company’s board of directors and its compensation committee are each considered to be a Plan Administrator for purposes of this Galena Proposal No. 4. Subject to the terms of the 2017 Plan, the Plan Administrator may determine the recipients, the types of awards to be granted, the number of shares of common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the 2017 Plan, including the period of their exercisability and any vesting terms and conditions. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise or strike price of stock options and stock appreciation rights granted under the 2017 Plan.

The Plan Administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain stock awards and the number of shares of common stock subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of common stock that may be subject to the stock awards granted by such officer or officers. No officer may grant a stock award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Awards

Under the 2017 Plan, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by reducing the exercise or strike price of the stock option or stock appreciation right or to cancel any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of a share of common stock in exchange for cash or other stock awards without obtaining the approval of the continuing company’s stockholders. Such approval must be obtained within 12 months prior to such an event.

Stock Options

Stock options may be granted to employees, directors and consultants under the 2017 Plan pursuant to stock option agreements. The 2017 Plan permits the grant of stock options that are intended to qualify as incentive stock options, or ISOs, and nonstatutory stock options, or NSOs.

The exercise price of a stock option granted under the 2017 Plan may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see “Limitations on Incentive Stock Options” below), may not be less than 110% of such fair market value. Nevertheless, a stock option granted under the 2017 Plan may have a lower exercise price if it is assumed or substituted pursuant to a corporate transaction and the requirements of Section 409A of the Code.

The term of stock options granted under the 2017 Plan may not exceed ten years and, in some cases (see “Limitations on Incentive Stock Options” below), may not exceed five years. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the continuing company or one of its affiliates, if a participant’s service relationship with continuing company or any of its affiliates, referred to in this Galena Proposal No. 4 as continuous service, terminates (other than for cause and other than upon the participant’s death or disability), the participant may exercise any vested stock options for up to three months following the participant’s termination of continuous service. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the continuing company or one of its affiliates, if a participant’s continuous service terminates due to the participant’s disability or death (or the participant dies within a specified period, if any, following termination of continuous service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 12 months following the participant’s termination due to the participant’s disability or for up to 18 months following the participant’s death. Except as explicitly provided otherwise in a participant’s stock option agreement or other written agreement with the continuing company or one of its affiliates, if a participant’s continuous service is terminated for cause (as defined in the 2017 Plan), all stock options held by the participant will terminate upon the participant’s termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant’s stock option agreement or other written agreement with the continuing company or one of its affiliates, the term of a stock option may be extended if the exercise of the stock option following the participant’s termination of continuous service (other than for cause and other than upon the participant’s death or disability) would be prohibited by applicable securities laws or if the sale of any common stock received upon exercise of the stock option following the participant’s termination of continuous service (other than for cause) would violate the continuing company’s insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of common stock pursuant to the exercise of a stock option under the 2017 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to the continuing company; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to the continuing company of shares of common stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the 2017 Plan may become exercisable in cumulative increments, or “vest,” as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the 2017 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the 2017 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the 2017 Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order or an official marital settlement agreement. However, the Plan Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. In addition, subject to approval by the Plan Administrator, a participant may designate a beneficiary who may exercise the stock option following the participant’s death.

Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of shares of common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of the continuing company’s stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of the continuing company’s total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the exercise price of the ISO must be at least 110% of the fair market value of the common stock subject to the ISO on the date of grant; and

•	the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for specified changes in capitalization and for the reverse stock split, the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of ISOs under the 2017 Plan is                  shares (subject to adjustment for stock splits and similar matters).

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2017 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of the continuing company’s common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the 2017 Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the 2017 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to the continuing company, the participant’s services performed for the continuing company or any of its affiliates, or any other form of legal consideration acceptable to the Plan Administrator. Shares of common stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by the continuing company in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. A restricted stock award agreement may provide that any dividends paid on restricted stock will be subject to the same vesting conditions as apply to the shares subject to the restricted stock award. Upon a participant’s termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by the continuing company.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the 2017 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of the continuing company’s common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Dividend equivalents may be credited in respect of shares of common stock covered by a restricted stock unit award, provided that any additional shares credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying restricted stock unit award. Except as otherwise provided in a participant’s restricted stock unit award agreement or other written agreement with the continuing company or one of its affiliates, restricted stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Performance Awards

The 2017 Plan allows the continuing company to grant performance stock and cash awards, including such awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code.

A performance stock award is a stock award that is payable (including that may be granted, may vest, or may be exercised) contingent upon the attainment of pre-determined performance goals during a performance period. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the compensation committee of the continuing company’s board of directors, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m) of the Code. In addition, to the extent permitted by applicable law and the performance stock award agreement, the Plan Administrator may determine that cash may be used in payment of performance stock awards.

A performance cash award is a cash award that is payable contingent upon the attainment of pre-determined performance goals during a performance period. A performance cash award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the compensation committee of the continuing company’s board of directors, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m) of the Code. The Plan Administrator may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award to be paid in cash or other property.

In granting a performance stock or cash award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the compensation committee of the continuing company’s board of directors will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) of the Code (no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the performance goals remains substantially uncertain), the compensation committee of the continuing company’s board of directors will establish the performance goals, based upon one or more criteria, or performance criteria, enumerated in the 2017 Plan and described below. As soon as administratively practicable following the end of the performance period, the compensation committee of the continuing company’s board of directors will certify in writing whether the performance goals have been satisfied.

Performance goals under the 2017 Plan will be based on any one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, new and supplemental indications for existing products, and product supply); (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of phases of clinical trials and/or studies by specific dates; (xliii) acquisition of new customers, including institutional accounts; (xliv) customer retention and/or repeat order rate; (xlv) number of institutional customer accounts (xlvi) budget management; (xlvii) improvements in sample and test processing times; (xlviii) regulatory milestones; (xlix) progress of internal research or clinical programs; (l) progress of partnered programs; (li) partner satisfaction; (lii) milestones related to samples received and/or tests run; (liii) expansion of sales in additional geographies or markets; (liv) research progress, including the development of programs; (lv) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product; (lvi) timely completion of clinical trials; (lvii) milestones related to samples received and/or tests or panels run; (lviii) expansion of sales in additional geographies or markets; (lix) research progress, including the development of programs; (lx) patient samples processed and billed; (lxi) sample processing operating metrics (including, without limitation, failure rate maximums and reduction of repeat rates); (lxii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (lxiii) pre-clinical development related to compound goals; (lxiv) customer satisfaction; and (lxv) and to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors of the continuing company.

Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The compensation committee of the continuing company’s board of directors (or, to the extent that an award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Plan Administrator) is authorized to make appropriate adjustments in the method of calculating the attainment of performance goals for a performance period as follows; provided, however, that to the extent that an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, any such adjustment may be made only if such adjustment is objectively determinable and specified in the award agreement at the time the award is granted or in such other document setting forth the performance goals for the award at the time the performance goals are established: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to U.S. GAAP; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are unusual in nature or occur infrequently as determined under U.S. GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by the continuing company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of common stock of the continuing company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under the continuing company’s bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under U.S. GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under U.S. GAAP.

In addition, the compensation committee of the continuing company’s board of directors (or, to the extent that an award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Plan Administrator) retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other stock awards under the 2017 Plan. The Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of common stock to be granted and all other terms and conditions of such other stock awards.

Clawback Policy

Awards granted under the 2017 Plan will be subject to recoupment in accordance with any clawback policy that the continuing company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the continuing company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of common stock or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the 2017 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; (iii) the class(es) and maximum number of securities that may be awarded to any participant pursuant to Section 162(m) limits; (iv) the class and maximum number of shares that may be awarded to any non-employee director; and (v) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transaction

In the event of a corporate transaction (as defined in the 2017 Plan and described below), the Plan Administrator may take one or more of the following actions with respect to stock awards, contingent upon the closing or consummation of the corporate transaction, unless otherwise provided in the instrument evidencing the stock award, in any other written agreement between the continuing company or one of its affiliates and the participant or in the continuing company’s director compensation policy, or unless otherwise provided by the Plan Administrator at the time of grant of the stock award:

•	arrange for the surviving or acquiring corporation (or its parent company) to assume or continue the stock award or to substitute a similar stock award for the stock award (including an award to acquire the same consideration paid to the continuing company’s stockholders pursuant to the corporate transaction);

•	arrange for the assignment of any reacquisition or repurchase rights held by the continuing company in respect of common stock issued pursuant to the stock award to the surviving or acquiring corporation (or its parent company);

•	accelerate the vesting (and, if applicable, the exercisability) of the stock award to a date prior to the effective time of the corporate transaction as determined by the Plan Administrator (or, if the Plan Administrator does not determine such a date, to the date that is five days prior to the effective date of the corporate transaction), with the stock award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction; provided, however, that the Plan Administrator may require participants to complete and deliver to the continuing company a notice of exercise before the effective date of a corporate transaction, which is contingent upon the effectiveness of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by the continuing company with respect to the stock award;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, and pay such cash consideration (including no consideration) as the Plan Administrator may consider appropriate; and

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for a payment, in such form as may be determined by the continuing company’s board of directors equal to the excess, if any, of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) the per share exercise price under the applicable award. For clarity, this payment may be zero if the value of the property is equal to or less than the exercise price. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

The Plan Administrator is not required to take the same action with respect to all stock awards or portions of stock awards or with respect to all participants. The Plan Administrator may take different actions with respect to the vested and unvested portions of a stock award.

In the event of a corporate transaction, unless otherwise provided in the instrument evidencing a performance cash award or any other written agreement between the continuing company or one of its affiliates and the participant, or unless otherwise provided by the Plan Administrator, all performance cash awards will terminate prior to the effective time of the corporate transaction.

For purposes of the 2017 Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of the continuing company’s consolidated assets; (ii) a sale or other disposition of more than 50% of the continuing company’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the continuing company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the continuing company is the surviving corporation but the shares of common stock outstanding immediately prior to the transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control

Under the 2017 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the 2017 Plan and described below) as may be provided in the participant’s stock award agreement, in any other written agreement with the continuing company or one of its affiliates or in any director compensation policy, but in the absence of such provision, no such acceleration will occur.

For purposes of the 2017 Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, the continuing company’s securities representing more than 50% of the combined voting power of the continuing company’s then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, the continuing company’s stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of the continuing company’s outstanding voting securities immediately prior to such transaction; (iii) there is consummated a sale or other disposition of all or substantially all of the continuing company’s consolidated assets, other than a sale or other disposition to an entity in which more than 50% of the entity’s combined voting power is owned by the continuing company’s stockholders in substantially the same proportions as their ownership of the continuing company’s outstanding voting securities immediately prior to such sale or other disposition; or (iv) a majority of the continuing company’s board of directors becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of the board members or their approved successors.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the 2017 Plan at any time. However, except as otherwise provided in the 2017 Plan or an award agreement, no amendment or termination of the 2017 Plan may materially impair a participant’s rights under his or her outstanding awards without the participant’s consent.

The continuing company will obtain stockholder approval of any amendment to the 2017 Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the 2017 Plan after the tenth anniversary of the date the 2017 Plan was adopted by the Galena Board.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the continuing company with respect to participation in the 2017 Plan, which will not become effective until the date of the closing of the Merger. No awards will be issued under the 2017 Plan prior to the date of the closing of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2017 Plan. The 2017 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. The continuing company’s ability to realize the benefit of any tax deductions described below depends on the continuing company’s generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of the continuing company’s tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the continuing company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the continuing company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The 2017 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding periods described above, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

The continuing company is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, the continuing company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness and the provisions of Section 162(m) of the Code, and provided that either the employee includes that amount in income or the continuing company timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the continuing company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the

Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the continuing company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, the continuing company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

New Plan Benefits

Awards granted under the 2017 Plan to executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the 2017 Plan. The 2017 Plan will not become effective until the closing of the Merger and neither the Galena Board nor Galena’s compensation committee has granted any awards under the 2017 Plan subject to stockholder approval of this Galena Proposal No. 4. Accordingly, the benefits or amounts that will be received by or allocated to Galena’s (or the continuing company’s) executive officers and other employees under the 2017 Plan, as well as the benefits or amounts which would have been received by or allocated to Galena’s (or the continuing company’s) executive officers and other employees for fiscal year ended December 31, 2016 if the 2017 Plan had been in effect, are not determinable.

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 4 (the 2017 Equity Plan Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 4 TO APPROVE THE 2017 PLAN.

Galena Proposal No. 5: The 2017 ESPP Proposal

The Galena Board has approved adoption of the Galena Biopharma, Inc. 2017 Employee Stock Purchase Plan, or the ESPP, subject to approval by Galena stockholders. In this Galena Proposal No. 5, the Galena Board is requesting stockholder approval of the ESPP, primarily in order for the ESPP to satisfy the requirements of Section 423 of the Code.

The discussion that follows is qualified in all respects to the terms of the ESPP. A copy of the ESPP is attached as Annex D to this proxy statement/prospectus/consent solicitation statement. Galena stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

If this Galena Proposal No. 5 is approved by Galena stockholders, the ESPP will become effective as of the date of the closing of the Merger. In the event that Galena stockholders do not approve this proposal, the ESPP will not become effective. Galena does not maintain any other employee stock purchase plans. Approval of the ESPP by Galena stockholders will allow the continuing company to provide its employees with the opportunity to acquire an ownership interest in the continuing company through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of the continuing company’s stockholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only and is qualified in its entirety by reference to the text of the ESPP.

Purpose

The purpose of the ESPP is to provide a means by which the continuing company’s employees may be given an opportunity to purchase shares of common stock following the closing of the Merger, to assist the continuing company in retaining the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the continuing company’s success. The rights to purchase common stock granted under the ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration

The continuing company’s board of directors will have the power to administer the ESPP and may also delegate administration of the ESPP to a committee comprised of one or more members of its board of directors. The continuing company’s board of directors will delegate concurrent authority to administer the 2017 Plan to its compensation committee, but may, at any time, revest in itself some or all of the power delegated to its compensation committee. The continuing company’s board of directors and its compensation committee will each be considered to be a Plan Administrator for purposes of this proposal. The Plan Administrator has the final power to construe and interpret both the ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary companies will be eligible to participate in the ESPP.

Stock Subject to ESPP

Subject to adjustment for specified changes in the continuing company’s capitalization, the maximum number of shares of common stock that may be issued under the ESPP is                  shares, plus the number of shares of common stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1st following the effective date of the ESPP and ending on (and including) January 1,

2027, in an amount equal to the lesser of (i) 1% of the total number of shares of the continuing company’s common stock outstanding on December 31st of the preceding calendar year, and (ii)             (subject to adjustment for stock splits and similar matters). If any rights granted under the ESPP terminate without being exercised in full, the shares of common stock not purchased under such rights again become available for issuance under the ESPP. The shares of common stock issuable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by the continuing company on the open market.

Offerings

The ESPP will be implemented by offerings of rights to purchase common stock to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the ESPP or the requirements of applicable laws). Each offering period will have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase shares of common stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of the continuing company’s common stock, subject to certain limitations (which are described further below under “Eligibility”).

The Plan Administrator has the discretion to structure an offering so that if the fair market value of a share of common stock on any purchase date during the offering period is less than or equal to the fair market value of a share of common stock on the first day of the offering period, then that offering will terminate immediately following the purchase of shares of common stock on such purchase date, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

Eligibility

Any individual who is employed by the continuing company (or by any of its parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the ESPP) may participate in offerings under the ESPP, provided such individual has been employed by the continuing company (or its parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event may the required period of continuous employment be equal to or greater than two years. In addition, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the ESPP unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The Plan Administrator may also provide in any offering that certain of the continuing company’s employees who are “highly compensated” as defined in the Code are not eligible to participate in the ESPP.

No employee will be eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of the continuing company’s stock or of any of the continuing company’s parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of the continuing company’s common stock (determined based on the fair market value of the shares at the time such rights are granted) under all of the continuing company’s employee stock purchase plans and any employee stock purchase plans of the continuing company’s parent or subsidiary companies for each calendar year during which such rights are outstanding.

Participation in the ESPP

An eligible employee may enroll in the ESPP by delivering, prior to the date selected by the Plan Administrator as the beginning of an offering period, an agreement authorizing contributions which may not exceed the maximum amount specified by the Plan Administrator, but in any case which may not exceed 15% of such employee’s earnings during the offering period. Each participant will be granted a separate purchase right for each offering in which he or she participates. Unless an employee’s participation is discontinued, his or her purchase right will be exercised automatically at the end of each purchase period at the applicable purchase price.

Purchase Price

The purchase price per share at which shares of common stock are sold on each purchase date during an offering period will not be less than the lower of (i) 85% of the fair market value of a share of common stock on the first day of the offering period or (ii) 85% of the fair market value of a share of common stock on the purchase date. On October 26, 2017, the closing price of the Galena Common Stock as reported on the Nasdaq Capital Market was $0.35 per share.

Payment of Purchase Price; Payroll Deductions

The purchase of shares during an offering period generally will be funded by a participant’s payroll deductions accumulated during the offering period. A participant may change his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for a participant are credited to his or her account under the ESPP and deposited with the continuing company’s general funds.

Purchase Limits

In connection with each offering made under the ESPP, the Plan Administrator may specify (i) a maximum number of shares of common stock that may be purchased by any participant pursuant to such offering, (ii) a maximum number of shares of common stock that may be purchased by any participant on any purchase date pursuant to such offering, (iii) a maximum aggregate number of shares of common stock that may be purchased by all participants pursuant to such offering, and/or (iv) a maximum aggregate number of shares of common stock that may be purchased by all participants on any purchase date pursuant to such offering. If the aggregate purchase of shares of common stock issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner.

Withdrawal

Participants may withdraw from an offering by delivering a withdrawal form to the continuing company and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, the continuing company will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment

A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by the continuing company or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the continuing company will distribute to the participant his or her accumulated but unused contributions without interest.

Restrictions on Transfer

Rights granted under the ESPP are not transferable except by will, by the laws of descent and distribution, or if permitted by the continuing company, by a beneficiary designation. During a participant’s lifetime, such rights may only be exercised by the participant.

Changes in Capitalization

In the event of certain changes in the continuing company’s capitalization, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the ESPP; (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year; (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.

Effect of Certain Corporate Transactions

In the event of a corporate transaction (as defined in the ESPP and described below), (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding purchase rights granted under the ESPP or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for such outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such outstanding purchase rights or does not substitute similar rights for such outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase shares of common stock within ten business days prior to the corporate transaction under such purchase rights, and such purchase rights will terminate immediately after such purchase.

For purposes of the ESPP, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of the continuing company’s consolidated assets; (ii) a sale or other disposition of at least 50% of the continuing company’s outstanding securities; (iii) a merger, consolidation or similar transaction following which the continuing company is not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which the continuing company is the surviving corporation but the shares of its common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of such transaction.

Duration, Amendment and Termination

The Plan Administrator may amend or terminate the ESPP at any time. However, except in regard to certain capitalization adjustments, any such amendment must be approved by the continuing company’s stockholders if such approval is required by applicable law or listing requirements.

Any outstanding purchase rights granted before an amendment or termination of the ESPP will not be materially impaired by any such amendment or termination, except (i) with the consent of the employee to whom such purchase rights were granted, (ii) as necessary to comply with applicable laws, listing requirements or governmental regulations (including Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.

Notwithstanding anything in the ESPP or any offering to the contrary, the Plan Administrator will be entitled to: (i) establish the Exchange Ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit contributions in excess of the amount designated by a participant in order to adjust for mistakes in the processing of properly completed contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of common stock for each participant properly correspond with amounts withheld from the participant’s contributions; (iv) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any offering to enable such purchase rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Plan Administrator determines in its sole discretion advisable that are consistent with the ESPP. Any such actions by the Plan Administrator will not be considered to alter or impair any purchase rights granted under an offering as they are part of the initial terms of each offering and the purchase rights granted under each offering.

Federal Income Tax Information

The following is a summary of the principal U.S. federal income tax consequences to participants and the continuing company with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of common stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Rights granted under the ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

There are no federal income tax consequences to the continuing company by reason of the grant or exercise of rights under the ESPP. The continuing company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. In addition, the Galena Board and Galena’s compensation committee have not granted any purchase rights under the ESPP that are subject to stockholder approval of this proposal. The ESPP will not become effective until the date of the closing of the Merger. Accordingly, the benefits or amounts that will be received by or allocated to Galena’s (or the continuing company’s) executive officers and other employees under the ESPP, as well as the benefits or amounts which would have been received by or allocated to Galena’s (or the continuing company’s) executive officers and other employees for the fiscal year ended December 31, 2016 if the ESPP had been in effect, are not determinable. No non-employee directors will be eligible to participate in the ESPP.

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 5 (the 2017 ESPP Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 5 TO APPROVE THE 2017 ESPP.

Galena Proposal No. 6: The Bylaws Amendment Proposal

At the Galena Special Meeting, Galena stockholders will be asked to approve a proposal to amend and restate the bylaws of Galena. A copy of the proposed amended and restated bylaws of Galena is attached as Annex E to this proxy statement/prospectus/consent solicitation statement. The Merger Agreement requires that Galena seek stockholder approval to amend and restate the bylaws of Galena, although obtaining such stockholder approval is not a condition to closing the Merger.

The Galena Board has determined that it is in the best interests of Galena and its stockholders to amend and restate the bylaws of Galena to be in accordance with the standard bylaws among public companies. The material provisions of the bylaws, as amended and restated, are more fully described under the section titled “Comparison of Rights of Holders of Galena Capital Stock and SELLAS Share Capital” in this proxy statement/prospectus/consent solicitation statement. Among other things, (i) the required notification period for nominations for the election to the Galena Board to be properly brought before an annual meeting by a stockholder was changed from not less than 60 days and not more than 90 days prior to the anniversary date of the preceding year’s annual meeting of stockholders to not less than 90 days and not more than 120 days, and (ii) the vote needed to adopt, amend or repeal the bylaws was changed from an affirmative vote of 75% of the shares of capital stock of Galena issued and outstanding and entitled to vote, unless otherwise approved by a majority of directors unaffiliated with 10%-or-more shareholders, to an affirmative vote of 66 2/3% of the voting power of all the then-outstanding shares of the capital stock entitled to vote.

In light of the foregoing, as well as the covenant in the Merger Agreement requiring Galena to seek stockholder approval, the Galena Board believes that amending and restating the bylaws of Galena is a prudent corporate governance measure.

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 6 (the Bylaws Amendment Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 6 TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE BYLAWS OF GALENA.

Galena Proposal No. 7: The Certificate of Incorporation Amendment Proposal

At the Galena Special Meeting, Galena stockholders will be asked to approve a proposal to amend Galena’s certificate of incorporation to empower the Galena Board to adopt, amend or repeal the bylaws of Galena. A copy of the proposed amendment to Galena’s certificate of incorporation is attached as Annex F to this proxy statement/prospectus/consent solicitation statement. The Merger Agreement requires that Galena seek stockholder approval to empower the Galena Board to adopt, amend or repeal the bylaws of Galena, although obtaining such stockholder approval is not a condition to closing the Merger.

Section 109 of the DGCL provides that, unless otherwise provided in a company’s certificate of incorporation, after a corporation other than a nonstock corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors, though the fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws. The Galena Board currently does not have the power to adopt, amend or repeal the bylaws of Galena because Galena’s certificate of incorporation does not contain a provision empowering the Galena Board to take such action. If Galena stockholders adopt this proposed amendment to Galena’s certificate of incorporation, the Galena Board will be empowered to adopt, amend or repeal the bylaws of Galena. The Galena Board has determined that empowering the Galena Board to adopt, amend or repeal the bylaws of Galena is in the best interests of Galena and its stockholders.

In general, the authority of a board of directors to amend a company’s bylaws is standard among public companies. This authority allows a board to efficiently implement and adopt corporate policies and procedures as changing circumstances may necessitate, and to respond quickly to corporate governance or other matters affecting a company’s business, without incurring the expense and delay of soliciting proxies from the stockholders and holding a meeting of stockholders. Without the ability of the Galena Board to amend the bylaws, the Galena Board’s ability to respond quickly and efficiently to evolving circumstances such as corporate governance norms would be hampered and stockholders would need to approve all future amendments, which would be burdensome and an inefficient use of company resources. Furthermore, the grant of such power to the Galena Board will not in any way take away or affect in any way the power of its stockholders to amend, adopt or repeal the bylaws of Galena but merely provides the Galena Board with such power in tandem with the stockholders.

In light of the foregoing, as well as the covenant in the Merger Agreement requiring Galena to seek stockholder approval of this Certificate of Incorporation Amendment Proposal, the Galena Board believes that amending its certificate of incorporation to empower the Galena Board to adopt, amend or repeal the bylaws of Galena is a prudent corporate governance measure. The proposed text relating to the amendment to Galena’s certificate of incorporation to empower the Galena Board to adopt, amend or repeal the bylaws of Galena as it is proposed to be amended is attached as Annex F to this proxy statement/prospectus/consent solicitation statement.

Required Vote

The affirmative vote of the holders of a majority of shares of Galena Common Stock issued and outstanding and entitled to vote thereon is required to approve Galena Proposal No. 7 (the Certificate of Incorporation Amendment Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 7 TO APPROVE THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO EMPOWER THE GALENA BOARD TO ADOPT, AMEND OR REPEAL THE BYLAWS OF GALENA.

Galena Proposal No. 8: The Change of Control Payments Proposal

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Galena seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Galena’s named executive officers in connection with the Merger. For further information, see the section titled “The Merger—Interests of the Galena Directors and Executive Officers in the Merger—Golden Parachute Compensation for Galena’s Named Executive Officers” beginning on page 111 of this proxy statement/prospectus/consent solicitation statement. As required by these provisions, Galena is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to Galena’s named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation for Galena’s Named Executive Officers” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon the Galena Board or compensation committee and neither the Galena Board nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the Merger. The vote with respect to this proposal is an advisory vote and will not be binding on Galena or SELLAS. Therefore, regardless of whether Galena stockholders approve this proposal, if the Merger is approved by the Galena stockholders and SELLAS shareholders and is completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

The affirmative vote of the holders of a majority of the votes properly cast at the Special Meeting is required to approve Galena Proposal No. 8 (the Change of Control Payments Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT THE GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 8 TO APPROVE THE CONVERSION OF THE NOTE INTO SHARES OF GALENA COMMON STOCK.

Galena Proposal No. 9: The Adjournment Proposal

If Galena fails to receive a sufficient number of votes to approve Galena Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8, Galena may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Galena Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8. Galena currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Galena Proposal 1, 2, 3, 4, 5, 6, 7 and 8.

Required Vote

The affirmative vote of the holders of a majority of the shares of Galena Common Stock present or represented at the Special Meeting by proxy and entitled to vote is required to approve Galena Proposal No. 9 (the Adjournment Proposal).

Recommendation of the Galena Board

THE GALENA BOARD RECOMMENDS THAT THE GALENA STOCKHOLDERS VOTE “FOR” GALENA PROPOSAL NO. 9 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF GALENA PROPOSAL NOS. 1, 2, 3, 4, 5, 6, 7 and 8.

GALENA BUSINESS

Review of Strategic Alternatives and the Merger

In January 2017, Galena announced that the Galena Board had initiated a review of strategic alternatives that could result in changes to Galena’s business strategy and future operations, which has resulted in the Merger.

Overview

Galena was incorporated in Delaware as Argonaut Pharmaceuticals, Inc. on April 3, 2006, changed its name to RXi Pharmaceuticals Corporation on November 28, 2006, and began operations in January 2007. On September 26, 2011, Galena changed its name from RXi Pharmaceuticals Corporation to Galena Biopharma, Inc.

Galena is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. Galena’s pipeline consists of multiple mid- to late-stage clinical assets, including Galena’s hematology asset, GALE-401, and Galena’s novel cancer immunotherapy programs including NeuVax (nelipepimut-S), GALE-301 and GALE-302. NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with myleoproliferative neoplasms, or MPNs, and Galena has completed a Phase 2 clinical trial in patients with essential thrombocythemia, or ET. If the Merger is completed, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger.

Galena is seeking to build value for shareholders through its pursuit of the following objectives:

•	Developing hematology and oncology assets through clinical development with a focus in areas of unmet medical need. Galena’s hematology asset is targeting the treatment of patients with ET to reduce elevated platelet counts. Galena’s immunotherapy programs are currently targeting two key areas: secondary prevention intended to significantly decrease the risk of disease recurrence in breast, gastric, and ovarian cancers; and primary prevention intended to prevent ductal carcinoma in situ, or DCIS, from becoming invasive breast cancer.

•	Evaluating strategic alternatives that may include a merger or reverse merger (such as the Merger), continuing to advance the clinical programs as a stand-alone entity, a sale of Galena, a business combination, and/or a license or other disposition of corporate assets of Galena.

•	Leveraging partnerships and collaborations, as well as investigator-sponsored trial arrangements, to maximize the scope of potential clinical opportunities in a cost effective and efficient manner.

The chart below summarizes the current status of Galena’s clinical development pipeline. If the Merger is completed, Galena’s three, Phase 2, investigator-sponsored clinical trials with NeuVax in breast cancer will remain ongoing and Galena’s other development programs, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger:

Hematology

GALE-401 (anagrelide controlled release (CR))

GALE-401 contains the active ingredient anagrelide, an FDA-approved product, for the treatment of patients with MPNs to lower abnormally elevated platelet levels. The currently available immediate release, or IR, version of anagrelide causes adverse reactions that are believed to be dose and plasma concentration dependent. According to the Highlights section of the FDA-approved prescribing information for AGRYLIN (anagrelide hydrochloride) capsules, for oral use (as revised in July 2015), the most common adverse reactions (incidence ≥ 5%) are headache, palpitations, diarrhea, asthenia, edema, nausea, abdominal pain, dizziness, pain, dyspnea, cough, flatulence, vomiting, fever, peripheral edema, rash, chest pain, anorexia, tachycardia, malaise, paresthesia, back pain, pruritus and dyspepsia and may limit the use of the IR version of the drug. Therefore, reducing the Cmax and increasing the half-life of the drug is hypothesized to reduce the adverse reactions, while preserving the efficacy, potentially allowing a broader use of the drug.

Multiple Phase 1 studies in 98 healthy subjects have shown GALE-401 reduces the Cmax of anagrelide and increases the half-life following oral administration, appears to be well tolerated at the doses administered, and may be capable of reducing platelet levels. The Phase 1 program provided the desired PK/PD (pharmacokinetic/pharmacodynamic) profile to enable the initiation of the Phase 2 proof-of-concept trial. The Phase 2, open label, single arm, proof-of concept trial enrolled 18 patients in the United States for the treatment of thrombocytosis, or elevated platelet counts, in patients with MPNs. Final safety and efficacy data from this Phase 2 trial were presented in December 2015. There is currently no timeline for beginning a Phase 3 trial. As discussed above, if the Merger is completed, GALE-401 will be evaluated for potential internal development or stragegic partnership by management of the continuing company post-Merger.

ET is a myeloproliferative blood disorder, and is characterized by the overproduction of platelets in the bone marrow. Elevated platelets alter the normal process of blood coagulation and can lead to thromboembolic events. About a third of patients are asymptomatic at the time of diagnosis. However, many patients develop symptoms during the course of the disease that affect their quality of life.

Galena has analyzed the data from the trials and the treatment landscape for MPNs, with a current focus on ET. Subject to completion of the manufacturing of the new formulation and other internal work to prepare the Phase 3 for initiation, GALE-401 could be advanced into a Phase 3 clinical trial in ET patients who are intolerant or resistant to hydroxyurea. The trial is designed to compare GALE-401 (drug arm) versus best available therapy to include a sizable population of patients treated with anagrelide IR. A productive meeting with the FDA in December 2016 confirmed that the GALE-401 development program is appropriate for a new drug application, or NDA, filing using the 505(b)(2) regulatory pathway.

On April 27, 2017, Galena received a notice from BioVascular, Inc., which is referred to herein as BVI, the licensor of the GALE-401, of an alleged material breach of Galena’s Exclusive License Agreement with BVI, dated December 20, 2013, which is referred to herein as the BVI License Agreement. On May 31, 2017, Galena received a notice of termination of the BVI License Agreement from BVI pursuant to which BVI purports to terminate the BVI License Agreement. BVI maintains that Galena had not used “Commercially Reasonable Efforts” to start the Phase 3 trial of GALE-401. On September 5, 2017, Mills Pharmaceuticals, LLC, or Mills, a wholly owned subsidiary of Galena, and BVI entered into an amendment, or the BVI License Amendment, of the BVI License Agreement, pursuant to which parties agreed to resolve their outstanding disputes over the BVI License Agreement and to modify certain terms of the BVI License Agreement, including but not limited to, (i) eliminating the 3% royalty rate on annual net sales of under $50 million and making the 4% royalty rate applicable to annual net sales of up to $100 million, (ii) making an advance payment of $350,000 for the milestone related to the initiation of the Phase 3 clinical trial payable in two tranches with the first payment of $200,000 payable on or before October 31, 2017 and the second payment of $150,000 payable thirty days after the effective time of the Merger but no later than December 31, 2017, (iii) adding a payment for a sublicense by Mills to a third party of 25% of any cash received for upfront fees or milestone payments if the sublicense is executed prior to first patient enrolled in the Phase 3 clinical trial and 17.5% of any cash received for upfront fees or milestone payments if the sublicense is executed after the first patient is enrolled in the Phase 3 clinical trial, and (iv) if the first patient is not enrolled in the Phase 3 clinical trial by December 31, 2018, BVI shall have the right to terminate the License Agreement and the advance payment shall not be repaid to Mills. Under the terms of a consent among Comerica Bank, BVI and Mills dated September 5, 2017, Comerica Bank shall receive $100,000 of the $350,000 advance payment from Mills. BVI also withdrew its notice of termination as of September 5, 2017.

Novel Cancer Immunotherapies

Galena’s targeted cancer immunotherapy approach is currently based upon two key areas: preventing secondary recurrence of cancer, which is becoming increasingly important as the number of cancer survivors continues to grow; and, primary prevention intended to prevent DCIS from becoming invasive breast cancer. Once a patient’s tumor becomes metastatic, the outcome is often fatal, making the prevention of recurrence a potentially critical component of overall patient care. Galena’s secondary recurrence programs primarily target patients in the adjuvant (after-surgery) setting who have relatively healthy immune systems, but may still have residual disease. Minimal residual disease, or micrometastasis, that are undetectable by current radiographic scanning technologies, can result in disease recurrence.

Galena’s therapies utilize an immunodominant peptide combined with the immune adjuvant, recombinant human granulocyte macrophage-colony stimulating factor, or rhGM-CSF/GM-CSF, and work by harnessing the patient’s own immune system to seek out and attack any residual cancer cells. Using peptide immunogens has many potential clinical advantages, including a favorable safety profile, since these drugs may lack the toxicities typical of most cancer therapies. They also have the potential to induce immunologic memory and provide long-lasting protection with a convenient, intradermal mode of delivery.

NeuVax (nelipepimut-S)

NeuVax (nelipepimut-S) is a cancer immunotherapy targeting human epidermal growth factor receptor, or HER2, expressing cancers. NeuVax is the immunodominant nonapeptide derived from the extracellular domain of the HER2 protein, a well-established and validated target for therapeutic intervention in breast and gastric carcinomas. The NeuVax vaccine is combined with GM-CSF for injection under the skin, or intradermal administration. Data has shown that an increased presence of circulating tumor cells, or CTCs, may predict reduced Disease Free Survival, or DFS, and Overall Survival, or OS, suggesting a presence of isolated micrometastases, not detectable clinically, but, over time, can lead to recurrence of cancer, most often in distant sites. After binding to the specific human leukocyte antigen, or HLA, molecules on antigen presenting cells, the nelipepimut-S sequence stimulates specific cytotoxic T lymphocytes, or CTLs, causing significant clonal expansion. These activated CTLs recognize, neutralize and destroy, through cell lysis, HER2 expressing cancer cells, including occult cancer cells and micrometastatic foci. The nelipepimut immune response can also generate CTLs to other immunogenic peptides through inter- and intra-antigenic epitope spreading.

Breast Cancer: According to the National Cancer Institute, or the NCI, over 230,000 women in the United States are diagnosed with breast cancer annually. While improved diagnostics and targeted therapies have decreased breast cancer mortality in the United States, metastatic breast cancer remains incurable. Approximately 75% to 80% of breast cancer patients have tissue test positive for some increased amount of the HER2 receptor, which is associated with disease progression and decreased survival. Only approximately 20% to 30% of all breast cancer patients-those with HER2 IHC 3+ disease, or IHC 2+ and FISH amplified-have a HER2 directed, approved treatment option available after their initial standard of care. This leaves the majority of breast cancer patients with low-to-intermediate HER2 expression (IHC 1+, 2+) ineligible for therapy and without an effective targeted treatment option to prevent cancer recurrence.

Galena currently has two investigator-sponsored trials, or ISTs, ongoing with NeuVax in combination with trastuzumab (Herceptin; Genentech/Roche). The combination of trastuzumab and NeuVax has been shown pre-clinically and in a pilot study to be synergistic. Galena’s Phase 2b clinical trial is a randomized, multicenter, investigator-sponsored, study with 300 enrolled HER2 1+ and 2+, HLA A2+, A3+, A24 and/or A26, node positive, and high-risk node negative breast cancer patients. Eligible patients are randomized to receive NeuVax + GM-CSF + trastuzumab or trastuzumab + GM-CSF alone. The primary endpoint of the study is disease-free survival. Genentech/Roche is providing the trastuzumab and partial funding for this trial. Data presented in October 2016 demonstrated that this novel combination of trastuzumab and NeuVax with HER2 low-expressing patients is well tolerated and the cardiac effects of trastuzumab are not impacted by the addition of NeuVax. In February 2017, the Data Safety Monitoring Board, or the DSMB, reported that there were no safety concerns with the trial and the trial is not futile. The recommendation from the DSMB was to continue the trial with one revision to the statistical analysis plan regarding the timing of the pre-specified interim analysis. Given the lengthy duration of enrollment for the trial, the DSMB determined that the pre-specified interim efficacy analysis be moved up from 12 months to 6 months after the last patient is enrolled. Enrollment was completed in the third quarter of 2017; therefore, the DSMB expects to perform the interim efficacy analysis in the first quarter of 2018.

Galena’s second combination IST is a Phase 2 in HER2 3+ breast cancer patients who have completed neoadjuvant therapy with an approved regimen that includes trastuzumab and fail to achieve a pathological complete response, meaning they have microscopic evidence of residual disease and are therefore at an increased risk of disease recurrence. This multi-center, prospective, randomized, single-blinded Phase 2 trial has enrolled 100 patients with a diagnosis of HER2 3+ breast cancer who are HLA A2+ or HLA A3+ and are determined to be at high-risk for recurrence. High-risk is defined as having received neoadjuvant therapy with an approved regimen that includes trastuzumab but not obtaining a pathological complete response at surgery, or those who undergo surgery as a first intervention and are found to be pathologically node-positive. These high-risk patients are known to have higher recurrence rates than other HER2 3+ breast cancer patients. Eligible patients will be randomized to receive NeuVax + GM-CSF + trastuzumab or trastuzumab + GM-CSF alone. The primary endpoint of the study is disease-free survival. Partial funding for this trial was awarded through the Congressionally Directed Medical Research Program, funded through the Department of Defense, via a Breast

Cancer Research Program Breakthrough Award. In February 2017, the DSMB reported that there were no safety concerns with the trial and the trial is not futile. The pre-specified interim safety analysis was completed on n=50 patients and a poster presentation in April 2017 demonstrated that the agent is well tolerated with no increased cardiotoxicity associated with giving NeuVax in combination with trastuzumab. The recommendation from the DSMB was to continue the HER2 3+ trial unmodified.

A Phase 2 trial clinical entitled “VADIS: Phase 2 trial of the Nelipepimut-S Peptide Vaccine in Women with DCIS of the Breast,” with NeuVax as a single agent in patients with DCIS is open for enrollment. The trial is being run in collaboration with the NCI and The University of Texas MD Anderson Cancer Center Phase I and II Chemoprevention Consortium, potentially positioning NeuVax as a treatment for earlier stage disease. The trial has an immunological endpoint evaluating NeuVax peptide-specific CTL (CD8+ T-cell) response in vaccinated patients. DCIS is defined by the NCI as a noninvasive condition in which abnormal cells are found in the lining of a breast duct and have not spread outside the duct to other tissues in the breast. DCIS is the most common type of breast cancer. In some cases, DCIS may become invasive cancer and spread to other tissues, and at this time, there is no way to know which lesions could become invasive. Current treatment options for DCIS include breast-conserving surgery and radiation therapy with or without tamoxifen, breast-conserving surgery without radiation therapy, or total mastectomy with or without tamoxifen. According to the American Cancer Society, in 2015 there were over 60,000 diagnoses of DCIS.

On December 12, 2016, Galena announced a poster, entitled, “VADIS trial: Phase 2 trial of the nelipepimut-S peptide vaccine in women with DCIS of the breast,” which was presented at the San Antonio Breast Cancer Symposium, or SABCS, on the trial design for the planned, Phase 2 investigator-sponsored clinical trial with NeuVax in patients with DCIS.

A Phase 3 PRESENT (Prevention of Recurrence in Early-Stage, Node- Positive Breast Cancer with Low to Intermediate HER2 Expression with NeuVax Treatment) study enrolled 758 HER2 1+/2+ patients who were node-positive and HLA A2 or A3 positive. On June 27, 2016, the Independent Data Monitoring Committee, or IDMC, recommended that the Phase 3 PRESENT clinical trial be stopped for futility. The PRESENT trial was stopped, and Galena initiated an investigation into the causes of the recommendation. Galena’s analysis of the data showed that there was a separation of the curves, albeit not statistically significant, with the control arm performing better than expected and the NeuVax arm performing consistent with Galena’s protocol assumptions for the control group. Because the study was deemed futile, Galena closed the PRESENT trial, and expects to present the data at a future medical conference.

Gastric Cancer: According to the NCI, gastric (stomach) cancer is a disease in which malignant (cancer) cells form in the lining of the stomach. Gastric cancer is often diagnosed at an advanced stage because there are no early signs or symptoms, and is the second-most common cancer among males and third-most common among females in Asia and worldwide with over 63,000 new cases a year in India. Overexpression of the HER2 receptor occurs in approximately 20% of gastric and gastro-esophageal junction adenocarcinomas, predominantly those of the intestinal type. Overall, without regard to the stage of cancer, only approximately 28% of patients with stomach cancer live at least five years following diagnosis and new adjuvant treatments are needed to prevent disease recurrence. Galena currently has an agreement with Dr. Reddy’s Laboratories to conduct a Phase 2 investigational study in gastric cancer in India, but Dr. Reddy’s has previously indicated that it would require additional data before proceeding with the Phase 2 trial.

GALE-301 and GALE-302

Galena’s second immunotherapy franchise targets folate binding protein, or FBP, receptor-alpha. FBP is a well validated therapeutic target that is highly over-expressed in ovarian, endometrial and breast cancers, and is the source of immunogenic peptides that can stimulate CTLs to recognize and destroy FBP-expressing cancer cells. Current treatments after surgery for these diseases are principally with platinum based chemotherapeutic agents. These patients suffer a high recurrence rate and most relapse with an extremely poor prognosis. GALE-301 and GALE-302 are immunogenic peptides that consist of a peptide derived from FBP combined with GM-CSF for the prevention of cancer recurrence in the adjuvant setting. GALE-301 is the E39 peptide, while GALE-302 is an attenuated version of this peptide, known as E39’ or J65. Two early stage clinical trials have been completed with Galena’s FBP peptides in ovarian, endometrial, and breast cancers. In June 2016, the FDA granted two orphan-drug designations for the treatment (including prevention of recurrence) of ovarian cancer: one for GALE-301 (E39), and one for GALE-301 (E39) and GALE-302 (E39’).

In March 2017, an oral presentation on the final GALE-301 (E39) Phase 1/2a clinical trial data was given at the Annual Meeting on Women’s Cancer 2017 hosted by the Society of Gynecologic Oncology. The presentation was entitled, “Analysis of a Phase I/IIa Trial Assessing E39+GM-CSF, a Folate Binding Protein Vaccine, to Prevent Recurrence in Ovarian and Endometrial Cancer Patients.”

Fifty-one patients were enrolled (29 in vaccine group, or VG, 22 in control group, or CG. Fifteen patients received 1000mcg, the optimal dose, during primary vaccination series, or PVS, (OPT), and 14 received <1000mcg, or nOPT). After a median follow-up of 16 months, the overall recurrence rate, or RR, was 44.8% in the VG versus 54.5% in CG (p=0.58). The estimated 2-year disease-free survival, or DFS, was 41.4% in VG versus 36% in CG (p=0.70); however, in the OPT group, the 2-year DFS was 64.3% versus 36% in the CG (p=0.03).

On December 12, 2016, Galena announced the poster, entitled, “Determining the optimal vaccination strategy using a combination of the FBP peptide vaccine (E39+GM-CSF) and an attenuated version (E39’) to maximize the immunologic response in breast cancer patients,” was presented at the San Antonio Breast Cancer Symposium, or SABCS. The poster presented data from Galena’s GALE-301 (E39) and GALE-302 (E39’) Phase 1b clinical trial. HLA-A2 positive clinically disease-free breast and ovarian cancer patients were enrolled after completion of standard of care therapy and randomized into three arms: EE (6 inoculations of E39); EE’ (3 inoculations of E39, then 3 of E39’); or E’E (3 of E39’, then 3 of E39). To assess the in vivo immune response, local reaction, or LR, was measured 48 hours after each inoculation, and delayed type hypersensitivity, or DTH, was measured pre-Primary Vaccination Series, or R0, one-month post PVS, or RC1, and six-months post PVS, or RC6. Ex vivo immune response was measured via dextramer assay for E39- specific cytotoxic T-lymphocytes, or CTL, at R0, RC1, and RC6. Thirty-five breast cancer patients were enrolled, with 27 completing the PVS (EE n=10, EE’ n=8, E’E n=9). Local Reaction, or LR, increased from R1 to R6 in all groups (ΔEE= 24.80mm, p=0.14; ΔEE’=38.13mm, p=0.07; ΔE’E=8.05mm, p=0.38); the greatest increase was in the EE’ arm, which approached statistical significance. The only arm with a statistically significant increase in delayed type hypersensitivity, or DTH, from R0 to RC6 was in the EE’ arm (ΔEE=-6.17mm, p=0.27; ΔEE’= 44.58mm, p=0.0003; ΔE’E=-1.42, p=0.37). E39-specific CTL analysis revealed no significant difference between groups at R0 (p=0.45) or RC6 (p=0.72), nor within groups over time (EE p=0.32, EE’ p=0.47, E’E p=0.30). In the trial, both the E39 and E39’ peptide vaccines were noted to be well tolerated and immunogenic with no clinicopathologic differences between groups. The greatest increase was seen in the treatment arm that administered GALE-301 followed by GALE-302 (EE’), which approached statistical significance, and this arm was also the only arm with a statistically significant increase in DTH.

On November 14, 2016, data from Galena’s GALE-301/GALE-302 clinical program was presented at the Society for Immunotherapy of Cancer Conference 2016 in National Harbor, Maryland. The presentation, entitled, “Phase Ib Trial of Two Folate Binding Protein (FBF) Peptide Booster Vaccines (E39 and E39’) in Breast and Ovarian Cancer Patients.” The six-month post-PVS immunologic data was used to assess patients for significant residual immunity, or SRI, defined as ≥2-fold increase from pre-PVS in E39-specific CD8+T-cells. Patients were sorted into two groups: those with SRI and those without, or nSRI. Patients within each group were randomized to one booster of either E39’ or E39 resulting in four groups: SRI receiving E39, or SRI-E39, SRI receiving E39’, or SRI-E39’, nSRI receiving E39, or nSRI-E39, nSRI receiving E39’, or nSRI-E39’. Immunologic data was gathered at one and six months post booster. This immunologic data was then analyzed. Sixteen patients were found to have SRI and 12 had nSRI; these patients were randomized to booster arms (SRI-E39:n=9; SRI-E39’:n=7; nSRI-E39:n=7; nSRI-E39’:n=5). There were no clinicopathologic differences between groups. All related adverse events were grade 1-2. When comparing DTH pre-booster and at one and six months post booster there were no significant differences between SRI vs nSRI (p=0.350, p=0.276, p=0.133, respectively), E39 vs. E39’ (p=0.270, p=0.329, p=0.228), nor between all four groups (p=0.394, p=0.555, p=0.191). Comparing Delta-CTL from pre- and six months post booster, regardless of SRI, patients boosted with E39’ had increased CTL (+0.02) while those boosted with E39 had decreased CTL (-0.07, p=0.077). There was no difference comparing Delta-DTH between groups (p=0.927). Though numbers were small, patients boosted with the attenuated peptide showed increased CTL response to boosting regardless of SRI resulting from the primary vaccination series. While this data needs to be confirmed with a larger sample size, this is consistent with the theoretical advantage of boosting with an attenuated peptide, which is expected to induce less antigen-induced cell death of CTLs.

Ovarian Cancer: According to the NCI Surveillance, Epidemiology, and End Results Program, new cases of ovarian cancer occur at an annual rate of 11.9 per 100,000 women in the United States, with an estimated 22,280 new cases and 14,240 deaths in 2016. Only 46.2% of ovarian cancer patients are expected to survive five years after diagnosis. Approximately 1.3% of women will be diagnosed with ovarian cancer at some point during their lifetime (2011—2013 data). The prevalence data from 2013 showed an estimated 195,767 women living with ovarian cancer in the United States. Due to the lack of specific symptoms, the majority of ovarian cancer patients are diagnosed at later stages of the disease, with an estimated 80% of women presenting with advanced-stage (III or IV) disease. These patients have their tumors routinely surgically debulked to minimal residual disease, and then are treated with platinum- and/or taxane-based chemotherapy. While many patients respond to this treatment regimen and become clinically free-of-disease, the majority of these patients will relapse. Depending upon their level of residual disease, the risk for recurrence after completion of primary therapy is approximately 70%. Unfortunately, for these women, once the disease recurs, treatment options are limited and the disease is most likely incurable.

Alliance Partners in Therapeutic Areas

Galena leverages its technology platforms by working with pharmaceutical and biotechnology partners in a number of therapeutic areas in oncology. Galena’s cooperation level with those organizations varies.

Intellectual Property

Patents and other intellectual property rights are crucial to Galena’s success. It is Galena’s policy to protect Galena’s intellectual property rights through available means, including filing and prosecuting patent applications in the United States and other countries, protecting trade secrets, and utilizing regulatory protections such as data exclusivity. Galena also includes restrictions regarding use and disclosure of Galena’s proprietary information in Galena’s contracts with third parties, and utilizes customary confidentiality agreements with Galena’s employees, consultants, clinical investigators and scientific advisors to protect its confidential information and know-how. Together with Galena’s licensors, Galena also relies on trade secrets to protect its combined technology especially where Galena does not believe patent protection is appropriate or obtainable. It is Galena’s policy to operate without infringing on, or misappropriating, the proprietary rights of others. The following chart summarizes Galena’s intellectual property rights:

Drug Candidate	Jurisdiction	Indication	Claims	Status	Latest Estimated Patent Exclusivity Period
GALE-401	US	Vaso-occlusive	Methods of Use	1 issued	2020

GALE-401	US, Europe, India, Japan, and UK	Platelet Lowering	Anagrelide Controlled Release Formulations & Methods of Use	4 pending and 7 issued	2029

NeuVax (nelipepimut-S)	US, Australia, Canada, China, Europe, Hong Kong, Japan, Korea, and Mexico	Recurrence of cancers expressing low to intermediate levels of HER2/neu	Methods of Use	6 pending and 10 issued	2028

NeuVax in combination with trastuzumab	US and Australia	Her2/neu expressing cancer	Methods of Use	2 issued	2026

GALE-301/GALE-302 Combination	US, Canada, Europe, and Japan	Cancers expressing Folate Binding Protein (FBP)	Compositions & Methods of Use	1 pending and 8 issued	2022

GALE-301/GALE-302 Combination	US and PCT	Cancers expressing Folate Binding Protein (FBP)	Combination Dosage Regimen	2 pending	2036

GALE-301	US and PCT	Cancers expressing low levels of FBP (IHC 0 or 1+)	Dosage Regimen	2 pending	2037

Each of the above-referenced pending or issued patents has been licensed by Galena. To Galena’s knowledge, there are no contested proceedings or third-party claims relating to any of the above pending or issued patents.

Out-License Agreements

Teva Pharmaceuticals

Effective December 3, 2012, Galena entered into a license and supply agreement, which is referred to herein as the License and Supply Agreement, with ABIC Marketing Limited, a subsidiary of Teva Pharmaceuticals, or ABIC. Under the License and Supply Agreement, Galena granted ABIC exclusive rights to seek marketing approval in Israel for Galena’s NeuVax product candidate for the treatment of breast cancer following its approval by the FDA or the European Medicines Agency, and to market, sell and distribute NeuVax in Israel assuming such approval is obtained. ABIC’s rights also include a right of first refusal in Israel for all future indications for which NeuVax may be approved.

Under the License and Supply Agreement, ABIC will assume responsibility for regulatory registration of NeuVax in Israel, provide financial support for local development, and commercialize the product in the region in exchange for making royalty payments to Galena based on future sales of NeuVax. ABIC also agrees in the License and Supply Agreement to purchase all supplies of NeuVax from Galena at a price determined according to a specified formula.

Dr. Reddy’s Laboratories Ltd.

Effective January 14, 2014, Galena entered into a strategic development and commercialization partnership with Dr. Reddy’s Laboratories Ltd., or Dr. Reddy’s, under which Galena licensed commercial rights in India to Dr. Reddy’s for NeuVax in breast and gastric cancers. Galena currently has an agreement with Dr. Reddy’s to conduct a Phase 2 investigational study in gastric cancer in India. To date, Dr. Reddy’s has not initiated the Phase 2 study with NeuVax.

Kwang Dong Pharmaceutical Co., Ltd.

Effective April 30, 2009, Galena entered into a license agreement, which is referred to herein as the KD License Agreement, with Kwang Dong Pharmaceutical Co, Ltd, or Kwang Dong. Under the KD License Agreement, Galena granted Kwang Dong exclusive rights to seek marketing approval in The Republic of Korea (South Korea) for Galena’s NeuVax product candidate for the treatment of breast cancer following its approval by the FDA or the European Medicines Agency, and to market, sell and distribute NeuVax in South Korea assuming such approval is obtained.

Competition

The biotechnology industry, including cancer immunotherapy vaccines and hematology therapies, is intensely competitive and involves a high degree of risk. Potential competitors in the United States and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations. Galena competes with many of these companies who have far greater experience, capital resources, research and technical resources, marketing experience, research and development staffs and facilities than Galena. Some of Galena’s competitors may develop and commercialize products that compete directly with those incorporating Galena’s technology, and they may introduce products to market earlier than Galena’s products or on a more cost effective basis. Galena may be unable to effectively develop Galena’s technology or any other applications on a cost effective basis or otherwise. In addition, Galena’s technology may be subject to competition from other technology or methods developed using techniques other than those developed by traditional biotechnology methods. Galena’s competitors compete with Galena in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to Galena’s technology. Galena, and Galena’s collaborators, may face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price, and patent position including potentially dominant patent positions of others.

For patients with MPNs, current treatment options include Agrylin (anagrelide hydrochloride) and its generic equivalents, hydorxyurea and interferon alpha and ruxolitinib (trade name Jakafi), which has been approved for treating myelofibrosis and polycythemia vera. Agents currently being studied in patients with MPNs include JAK2 inhibitors (e.g., LY2784544 (Eli Lily), momelotinib (Gilead Sciences) as well as pegylated interferon alfa-2a (Pegasys, Genentech/Roche)).

For patients with early stage breast cancer, adjuvant therapy is often given to prevent recurrence and increase the chance of long-term DFS. Adjuvant therapy for breast cancer can include chemotherapy, hormonal therapy, radiation therapy, or combinations thereof. In addition, the HER2 targeted drug trastuzumab (Herceptin) may be given to patients with tumors with high expression of HER2 (IHC 3+), as well as other novel targets such as MUC1 which may be useful in treating breast cancer.

There are a number of cancer vaccines in development for breast cancer, including but not limited to Lapuleucel-T (Dendreon), AE-37 (Antigen Express), and Stimuvax (Merck KgA). While these development candidates are aimed at a number of different targets, and AE-37 has published data in the HER2 breast cancer patient population, there is no guarantee that any of these compounds will not in the future be indicated for treatment of low-to-intermediate HER2 breast cancer patients and become directly competitive with NeuVax.

A number of chemotherapeutic agents have demonstrated activity in gynecological carcinomas (ovarian and endometrial), particularly platinum based regimens. New chemotherapy agents are being evaluated including trabectedin (Yondelis) and belotecan as well as targeted agents such as bevacizumab (Avastin) and pazopanib (Avotrient). Monoclonal antibodies are also being developed including farletuzumab and catumaxomab. Galena is not aware of any of these agents being evaluated in the adjuvant setting where GALE-301 is being considered for further development. TPIV200 (TapImmune) is in development targeting FBP in ovarian cancer.

Government Regulation

The United States and other developed countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The FDA regulates pharmaceutical and biologic products under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations.

To obtain approval of Galena’s future product candidates from the FDA, Galena must, among other requirements, submit data supporting safety and efficacy for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and preclinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA involve significant time and expense. The FDA may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any product approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if Galena fails to comply with regulatory standards and or the conditions of the regulatory approval at any time following initial marketing of Galena’s products.

The amount of time taken by the FDA for approval of an NDA or Biologics License Application, or BLA, will depend upon a number of factors, including whether the product candidate has received priority review or Fast Track designation, the quality of the submission and studies presented, and the workload at the FDA.

Galena anticipates that its products will be manufactured by its strategic partners, licensees or other third parties. Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with the FDA’s current good manufacturing practice, which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with the FDA’s general biological product standards. Galena’s manufacturers also will be subject to regulation under the Occupational Safety and Health Act, the Nuclear Energy and Radiation Control Act, the Toxic Substance Control Act and the Resource Conservation and Recovery Act and other applicable environmental statutes. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. Galena’s manufacturers will have to continue to comply with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse patient experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and the U.S. Federal Trade Commission requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. In addition, Galena will be subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

Galena will also be subject to a variety of regulations governing clinical trials and sales of Galena’s products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Environmental Compliance

Galena’s development programs involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. Galena is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specific waste products. Galena is also subject to numerous environmental, health and workplace safety laws and regulations. The cost of compliance with these laws and regulations could be significant and may adversely affect capital expenditures to the extent Galena is required to procure expensive capital equipment to meet regulatory requirements.

Human Resources

As of October 26, 2017, Galena had six full-time employees and one part-time employee. None of Galena’s employees are represented by a labor union or covered by a collective bargaining agreement, nor has Galena experienced any work stoppages.

Legal Proceedings

In early 2014, several purported shareholder derivative complaints were filed against Galena, as nominal defendant, and certain of Galena’s current and former officers and directors in the Circuit Court of Oregon for the County of Multnomah, the U.S. District Court for the District of Oregon, and the Delaware Court of Chancery. On April 11, 2014, the derivative complaints pending in the U.S. District Court for the District of Oregon were consolidated in the matter of In re Galena Biopharma, Inc. Derivative Litigation, No. 3:14-cv-382-SI (D. Or.), and on August 25, 2014, the lead plaintiffs filed a consolidated amended complaint. On July 21, 2014, all of the derivative complaints pending in the Delaware Court of Chancery were consolidated in the matter of In re Galena Biopharma, Inc. Stockholder Derivative Litigation, Consolidated C.A. No. 9715-VCN (Del. Ch.). On February 10, 2015, the lead plaintiffs in the derivative complaints pending in the Delaware Court of Chancery voluntarily dismissed their action without prejudice. The operative complaints allege, among other things, breaches of fiduciary duties and abuse of control by the current and former officers and directors in connection with public statements purportedly issued by Galena or on its behalf and sales of the Galena Common Stock by Galena’s current and former officers and directors in January and February of 2014, improper stock-option grants, and excessive compensation of Galena’s non-employee directors.

On June 24, 2016, the U.S. District Court for the District of Oregon entered a final order and judgment in In re Galena Biopharma, Inc. Derivative Litigation, granting final approval to the settlement awarding attorney’s fees of $4.5 million plus costs, which was paid by Galena’s insurance carriers. The settlement included a payment of

$15 million in cash by Galena’s insurance carriers, which Galena used to fund a portion of the class action settlement, and cancellation of 1,200,000 outstanding director stock options. The settlement also required that Galena adopt and implement certain corporate governance measures. The settlement did not include any admission of wrongdoing or liability on the part of Galena or the individual defendants and included a full release of Galena and the current and former officers and directors in connection with the allegations made in the consolidated federal derivative actions and state court derivative actions.

In early 2014, several purported securities class action complaints were filed against Galena and certain of Galena’s current and former directors, current employee and former officers in the United States District Court for the District of Oregon. The purported securities class action complaints were consolidated into a single action, In re Galena Biopharma, Inc. Securities Litigation, No. 3:14-cv-367-SI (D. Or.), and a lead plaintiff was appointed. On October 31, 2014, the lead plaintiff filed a consolidated amended complaint, which alleged, among other things, that Galena and certain of Galena’s current and former directors, current employee and former officers violated the federal securities laws by making materially false and misleading statements and omissions in press releases and in filings with the SEC arising out of the same circumstances that are the subject of the derivative actions described above, and alleged that certain of Galena’s former officers and current and former directors sold Galena Common Stock while in possession of material non-public information.

On June 24, 2016, the U.S. District Court for the District of Oregon entered a final order and partial judgment in In re Galena Biopharma, Inc. Securities Litigation, granting final approval of the settlement awarding attorney’s fees of $4.5 million plus costs, which was paid out of the settlement funds. The settlement agreement provided for a payment of $20 million to the class and the dismissal of all claims against Galena and its current and former current and former directors, current employee and former officers in connection with the consolidated federal securities class actions. Of the $20 million settlement payment to the class, $16.7 million was paid by Galena’s insurance carriers and $2.3 million in cash was paid by Galena on July 1, 2016, along with $1 million in shares of Galena Common Stock (24,002 shares) issued by Galena on July 6, 2016. Galena is responsible for defense costs and any settlements or judgments incurred for any related opt-out lawsuits.

On or about September 15, 2015, a federal securities lawsuit was filed in the U.S. District Court for the District of Oregon captioned, Riley v. Galena Biopharma, Inc., et al. alleging that defendants violated Sections 10(b), 20(a) and 20A of the Exchange Act by launching a pump and dump scheme even though Galena and the former directors and officers and current employee knew the price of the Galena Common Stock would decline in the wake of the announcement that its drug NeuVax, which it claimed would prevent the recurrence of breast cancer, would not be approved by the FDA. On February 8, 2016, Galena answered the complaint. In July 2016, Galena resolved the lawsuit filed by Mr. Riley for $150,000 plus $150,000 in shares (14,563 shares) of Galena Common Stock. The shares issued in connection with such settlement were included in the resale registration statement filed with the SEC on July 25, 2016. The settlement did not include any admission of wrongdoing or liability on the part of Galena or any of the former directors and officers and current employee and included a full release of Galena and the former directors and officers and current employee in connection with the allegations made.

On January 9, 2016, the former owners of Mills Pharmaceuticals, LLC, or Mills, which Galena acquired through a Unit Purchase Agreement dated January 12, 2014, or the Purchase Agreement, gave notice to Galena and its former chief executive officer and director, Mark J. Ahn, of alleged breaches of the Purchase Agreement and the representations and warranties contained therein, as well as certain alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and alleged violations of Section 20(a) of the Exchange Act. The former owners of Mills provided Galena and Dr. Ahn with a copy of a draft complaint and entered into a tolling agreement to engage in discussions to attempt to resolve their claims. In July 2016, Galena and Dr. Ahn resolved claims with the former owners of Mills for $1.5 million in shares of Galena Common Stock (168,337 shares). The shares issued in connection with such settlement were included in the resale registration statement filed with the SEC on July 25, 2016. The settlement did not include any admission of wrongdoing or liability on the part of Galena or Dr. Ahn and included a full release of Galena and Dr. Ahn in connection with the claims made.

On October 13, 2016, Galena filed a complaint in the Circuit Court for the County of Multnomah for the State of Oregon against Aon Risk Insurance Services West, Inc. where Galena is seeking attorney’s fees, costs and expenses incurred by Galena related to its coverage dispute with a certain insurer and for amounts Galena was required to contribute to the settlements of In re Galena Biopharma, Inc. Derivative Litigation and In re Galena Biopharma, Inc. Securities Litigation as a direct result of certain insurer’s failure to pay its full policy limits of liability and other relief. Galena is currently engaged in written discovery.

On February 13, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Miller v. Galena Biopharma, Inc., et al. On February 15, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Kattuah v Galena Biopharma, Inc., et al. The actions assert that the defendants, Galena and former officers and current and former employees, failed to disclose that Galena’s promotional practices for Abstral (fentanyl) sublingual tablets were allegedly improper and that Galena may be subject to civil and criminal liability, and that these alleged failures rendered Galena’s statements about its business misleading. Two groups of shareholders and one individual shareholder filed three motions to be appointed lead plaintiff on April 14, 2017 and April 17, 2017. Subsequently, one of the shareholders groups withdrew its motion for lead plaintiff status and the individual shareholder notified the court that he did not object to the appointment of the remaining shareholder group, GALE investor group, as lead plaintiff. On July 17, 2017, the Court approved the GALE investor group as named lead plaintiff and its counsel as lead and liaison counsel. The Court also consolidated both actions. An amended complaint was filed on October 6, 2017. It is expected that Galena and former officers and current and former employees will respond to the amended complaints through an appropriate pleading or motion.

A federal investigation of two of the high-prescribing physicians for Abstral (former commercial product) has resulted in the criminal prosecution of the two physicians for alleged violations of the federal False Claims Act and other federal statutes. Galena received a trial subpoena for documents in connection with that investigation and Galena been in contact with the Southern District of Alabama, or SDAL, which handled the criminal trial, and cooperated in the production of documents. On April 28, 2016, a second superseding indictment was filed in the criminal case, which added additional information about the defendant physicians and provided information regarding the facts and circumstances involving a rebate agreement between Galena and the defendant physicians’ pharmacy as well as their ownership of Galena Common Stock. The criminal trial, which began on January 4, 2017, concluded with a jury verdict on February 23, 2017 finding these physicians guilty on 19 of 20 counts. In May 2017, one physician was sentenced to twenty years in prison, and the other physician was sentenced to twenty-one years in prison. At the end of the SDAL case, SDAL dismissed count 18 of the indictment charging that the physicians conspired, through the C&R Pharmacy, to receive illegal kickbacks in exchange for prescribing Abstral. Though certain former Galena employees received trial subpoenas to appear at the trial and provide oral testimony, only one former Galena employee testified at the trial. Galena agreed to reimburse those former employees’ attorney’s fees. To Galena’s knowledge, Galena is not a target or subject of that investigation.

There also have been federal and state investigations of a company that has a product that competes with Abstral in the same therapeutic class, and Galena learned that the FDA and other governmental agencies were investigating Galena’s Abstral promotion practices. On December 16, 2015, Galena received a subpoena issued by the U.S. Attorney’s Office for the District of New Jersey, or USAO NJ, requesting the production of a broad range of documents pertaining to Galena’s marketing and promotional practices for Abstral. Through its communications with the USAO NJ and the Department of Justice, or DOJ, Galena came to understand that the investigation being undertaken by the USAO NJ and DOJ was a criminal investigation in addition to a civil investigation that could ultimately involve Galena as well as one or more former employees. Pursuant to Galena’s charter, Galena was reimbursing certain former employees’ attorney’s fees with respect to the investigation but stopped on May 1, 2017. Galena cooperated with the civil, and is continuing to cooperate with the criminal, investigations, and on September 8, 2017, DOJ announced a settlement agreement with Galena regarding the USAO NJ’s and DOJ’s investigation. The settlement agreement involves a non-criminal resolution and a civil payment in equal installments over twelve months of approximately $7.551 million, plus interest accrued since the date of reaching an agreement in principle, in return for a release of government claims in connection with the investigation. The $7.551 million civil payment is accrued as of June 30, 2017 and is presented in discontinued operations in the statement of operations. As set forth in that settlement agreement, for a release of all claims against Galena and its officers and directors and dismissal with prejudice of the qui tam lawsuit described below, the relator received a portion of the $7.551 million payment to the federal government. Upon payment of the settlement amount, the federal government and the relator will dismissed with prejudice their claims against Galena in the qui tam lawsuit.

In addition, there is a qui tam action pending in the U.S. District Court of the District of New Jersey related to the investigation by USAO NJ and DOJ. On September 18, 2017, Galena executed a settlement agreement with the attorneys for the relator in the qui tam action to settle their statutorily mandated attorney fees award by payment of $100,000 in cash and $200,000 in Galena Common Stock subject to court approval, which amounts are accrued as of June 30, 2017. Galena also obtained the consent of SELLAS under the terms of the Merger Agreement. Galena anticipates that the $200,000 in settlement stock will be issued, pursuant to the terms of the settlement agreement, under a registration statement filed pursuant to the Securities Act.

On March 16, 2017, a complaint entitled Keller v. Ashton et al., CA No. 2:17-cv-01777 was filed in the U.S. District Court for the District of New Jersey against Galena’s current directors and Galena, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in the putative shareholder securities class action complaints mentioned above. Galena’s response to the complaint was due on June 1, 2017; however, the Court on May 21, 2017, entered a stay of the proceedings pending resolution of motions to dismiss in the securities litigations described above.

Galena also received a stockholder demand dated April 14, 2017, pursuant to 8 Del. C. Sec. 220, from a shareholder (Albert Zhang) demanding access to Galena’s books and records relating to its sales of Abstral and the U.S. Attorney’s investigation into Galena’s sale of Abstral in order for Mr. Zhang to determine, among other things, whether to file a derivative lawsuit against Galena’s management and directors. Galena is currently in the process of responding to the demand.

On April 10, 2017, the SEC issued a cease and desist order against the Company and the former CEO, Mark Ahn, requiring each of them to cease and desist from any future violations of Sections 5(a), 5(b), 5(c), 17(a), and 17(b) of the Securities Act, and Section 10(b), 13(a), and 13(b)(2)(A) of the Exchange Act, and various rules thereunder, or the SEC Order. Sections 5(a) and 5(c) of the Securities Act generally prohibit the offer and sale of unregistered securities absent an applicable exemption from registration. Section 5(b) of the Securities Act prohibits the use of a nonconforming prospectus. Sections 17(a) and 17(b) of the Securities Act and Section 10(b) of the Exchange Act generally prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13 and 12b-20 thereunder require Galena to file annual and quarterly reports that disclose certain information, including information regarding the sale of all securities not registered under the Securities Act, and to include such further information as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading. Section 13(b)(2)(A) of the Exchange Act requires Galena to make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer. Galena and the former CEO did not admit or deny the findings in the order. Based upon the order, Galena made a $200,000 penalty payment as well as a payment of approximately $750,000, which was the indemnification payment of Galena’s former CEO for the disgorgement and prejudgment interest payment that he was required to pay by the order. Galena made such indemnification payment after a special committee of the Galena Board determined that Galena was required under Delaware law to indemnify its former CEO for the disgorgement and prejudgment interest payment. The former CEO also made a penalty payment of $600,000. As a result of the SEC Order, Galena may not use certain exemptions from registration under the federal securities laws, including Regulation A and Regulation D. In addition, Galena is an “ineligible issuer” as the term is defined under Rule 405 promulgated under the Securities Act.

On April 27, 2017, a putative shareholder class action was filed in the Chancery Court of Delaware entitled Patel vs. Galena Biopharma, Inc. et. al, CA No. 2017-0325 alleging breaches of Section 225 of the DGCL and breaches of fiduciary duties by the Galena Board regarding the voting results of authorized share and the reverse stock split proposals in the proxy statements for the July 2016 and October 2016 stockholder meetings. On June 2, 2017, an amended verified complaint was filed along with a motion to expedite the proceedings. On June 5, 2017, Galena filed a verified petition under Section 205 of the DGCL and a motion to expedite the proceedings. On June 8, 2017, the court denied a request by the plaintiff to schedule a preliminary injunction motion and ordered a prompt trial on both the plaintiff and Galena’s claims. On June 20, 2017, the court consolidated the claims into In re Galena Biopharma, Inc., C. A. No. 2017-0423-JTL. On July 10, 2017, the court ordered that the trial of the claims be held on August 28, 30 and 31, 2017. On July 24, 2017, Galena entered into a binding settlement term sheet, which the parties will use to enter into a Stipulation of Settlement that is intended to settle the litigation currently pending in the Court of Chancery of the State of Delaware, captioned In re Galena Biopharma, Inc., C. A. No. 2017-0423-JTL. The settlement resolves the putative stockholder class action claims against Galena and/or certain of its current and former officers and directors, as well as Galena’s petition to validate certain corporate actions. The settlement will not become effective until approved by the Court. Due to the decline in the price of the Galena Common Stock, the plaintiff has demanded to renegotiate the binding settlement term sheet. On September 7, 2017, Galena moved to enforce the binding settlement term sheet. The parties will file supporting briefs and the hearing will be held on November 30, 2017 in the near future.

Under the terms of the settlement, the class will receive a settlement payment of $1.3 million, in addition to attorney fees in an amount to be approved. The settlement payment of $1.3 million consists of $50,000 in cash to be paid by the defendants or their insurers and $1,250,000 in unrestricted shares of Galena Common Stock, or the Settlement Stock, which valuation will be based on the volume-weighted average closing price for the 20 trading days immediately preceding the day before the transfer of the Settlement Stock to the settlement fund pursuant to the terms and conditions of the settlement. Galena anticipates that the Settlement Stock will be issued, pursuant to the terms of the Stipulation of Settlement, in a transaction that is exempt from the registration requirements of the Securities Act, pursuant to Section 3(a)(10) of the Securities Act. Any amounts awarded by the Court for attorneys’ fees will be paid in part by the settlement fund and in part by Galena’s insurance carriers. Upon the effectiveness of the proposed settlement, the defendants will be released from the claims that were asserted or could have been asserted in the class action by class members participating in the settlement.

On July 6, 2017, a complaint captioned Jacob v. Schwartz et al., Case No. C17-01222, was filed in the Superior Court of California, County of Contra Costa against Galena’s current and former directors and Galena, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in Keller v. Ashton et al. mentioned above. Galena’s response to the complaint was due on July 7, 2017; however, the parties have agreed to a stay of the proceedings pending resolution of motions to dismiss in the securities litigations described above.

Corporate Information

Galena’s principal executive offices are located at 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, and Galena’s phone number is (855) 855-4253. Galena’s website address is www.galenabiopharma.com. Galena does not incorporate the information on its website into this proxy statement/prospectus/consent solicitation statement, and you should not consider such information part of this proxy statement/prospectus/consent solicitation statement.

SELLAS BUSINESS

Overview

SELLAS is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, galinpepimut-S, or GPS, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center, or MSK, that targets the Wilms tumor 1, or WT1, protein, which is present in 20 or more cancer types. GPS has potential as a monotherapy or in combination to address a broad spectrum of hematologic, or blood, cancers and solid tumor indications. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two indications, acute myeloid leukemia, or AML, and malignant pleural mesothelioma, or MPM, and is also in development as a potential treatment for multiple myeloma, or MM, and ovarian cancer. SELLAS plans to study GPS in up to four additional indications. SELLAS recently received Orphan Drug designations from the U.S. Food & Drug Administration, or FDA, as well as the European Medicines Agency, or EMA, for GPS in AML and MPM, as well as Fast Track designation for AML and MPM from the FDA.

The following figure illustrates SELLAS’ current GPS development programs.

GALINPEPIMUT-S (GPS) – DEVELOPMENT PROGRAMS

*	Colorectal cancer, triple-negative breast cancer, small cell lung cancer, ovarian cancer and AML (with hypomethylating agent)

SELLAS’ Strategy

SELLAS seeks to use its expertise and understanding of cancer immunotherapy and general cancer therapeutic product development to create novel products that have the potential to transform the treatment of patients with serious diseases. The key components of SELLAS’ strategy are as follows:

•	Continue to develop GPS as a treatment for AML, MPM and MM. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for AML and MPM,

and is also in various development phases as a potential treatment for MM and ovarian cancer. SELLAS has an ongoing Phase 2 clinical trial of GPS for MM and an ongoing Phase 1 and 2 clinical trial of GPS for ovarian cancer, the latter in combination with nivolumab.

•	Continue to rapidly advance its first-in-class cancer immunotherapy product candidate through clinical development. SELLAS intends to continue to execute a focused clinical development plan that takes its product candidate through approval by regulatory authorities. In addition to its later-stage programs, SELLAS has plans to pursue four additional clinical development programs for GPS either as a monotherapy or in combination with other therapeutic agents for various hematologic cancers, for a total of up to eight indications. One of these clinical programs will be in collaboration with a Merck & Co., Inc., Kenilworth, N.J., USA subsidiary (known as MSD outside the United States and Canada). The purpose of the trials is to determine if the administration of GPS in combination with the PD1 blocker pembrolizumab (Keytruda) has the potential to demonstrate clinical activity in the presence of macroscopic disease, where monotherapy with either agent would have a more limited effect. SELLAS may pursue additional development of GPS for other indications, either independently or through a strategic alliance, both as a monotherapy or in combination with other therapeutic agents. SELLAS may also in-license additional compounds for research and development as cancer immunotherapies and therapeutics.

•	Utilize rare disease development pathways at the FDA and comparable foreign regulatory agencies to accelerate progression to late-stage development and early approval. SELLAS intends to continue to seek out rare types of cancers where its cancer immunotherapy product candidate may produce clinical benefit so that SELLAS can take advantage of regulatory programs intended to expedite drug development in these types of rare cancers. SELLAS recently received Orphan Drug designations from the FDA as well as the EMA, for GPS in AML and MPM, as well as Fast Track designation for AML and MPM from the FDA. SELLAS plans to apply for the regulatory programs for Orphan Drug designation, Fast Track, breakthrough therapy designation, and/or priority review for any given indication, when pertinent data becomes available, to potentially reduce clinical trial expense and increase speed to commercialization.

•	Collaborate with other biotechnology and pharmaceutical companies to develop GPS and any future product candidates. SELLAS intends to seek out collaborations for additional opportunities and development of programs in SELLAS’ pipeline that require larger clinical trials or extensive commercial infrastructure. For example, SELLAS has a research and collaboration agreement with Advaxis, Inc., or Advaxis, to evaluate, through a “proof of principle,” or PoP, trial a clinical candidate comprised of the combination of Advaxis’ proprietary Listeria monocytogenes-, or Lm-, based antigen delivery technology and GPS, called “WT1-Lm.” SELLAS also has a clinical trial collaboration and supply agreement through a Merck & Co., Inc., Kenilworth, N.J., USA subsidiary (known as MSD outside the United States and Canada) for the conduct of a combination clinical trial (using GPS along with the PD1 blocker pembrolizumab (Keytruda)) targeting up to five cancer types.

•	Selectively build focused commercial capabilities and establish commercial collaborations to maximize the value of SELLAS’ pipeline. To date, SELLAS has retained all rights to GPS developed using the technology licensed from MSK. While SELLAS has not yet defined its sales, marketing or product distribution strategy for GPS or any future product candidates, its commercial strategy may include the use of strategic alliances, distributors, a contract sales force, or the establishment of its own commercial and specialty sales force to maximize the value of its pipeline.

The Cancer Immunotherapy Industry

Overview

The principle behind cancer immunotherapy involves stimulating a person’s own immune system to selectively attack cancer cells while keeping normal cells unaffected, or delivering certain immune system components in order to inhibit the spread of cancer. Cancer immunotherapy drugs now constitute a new mode of cancer treatment, alongside more established options such as surgery, chemotherapy, targeted therapy and radiation therapy. A July 2016 report by Kelly Scientific Publications estimates that immunotherapies may eventually be used in as many as 60% of cases of advanced cancer; further, based on a recent Allied Market Research report on the estimated entire market value of oncology drugs in 2020, cancer immunotherapies could represent up to 71% of that total value. Either alone or in combination therapies, immunotherapies may produce long-term remissions or even operational “cures” for cancers that have been uniformly fatal until recently. Thus, cancer immunotherapy is an important and rapidly emerging field, which has led to exciting new clinical research studies and garnered the attention of investors, biotechnology and pharmaceutical companies, regulatory agencies, payors and hospital systems, cancer patients and their families and the general public at large.

Market

According to a September 2016 report by MarketsandMarkets, the global cancer immunotherapy market is expected to reach $119.4 billion by 2021 from $61.97 billion in 2016 at an estimated compound annual growth rate, or CAGR, of 14.0%. The global cancer drugs market (including immunotherapy drugs) is expected to reach $161.3 billion by end of 2021, growing at a CAGR of around 7.4% between 2016 and 2021 (according to a December 2016 report by Zion Market Research). SELLAS estimates that by 2021, 74% of the oncology market worldwide will be supported by usage of cancer immunotherapies. The first category of immunotherapies, immune synapse modulators (which includes checkpoint inhibitors and immune synapse co-stimulators), is likely to reach and exceed 90% of the immunotherapy market in the coming years, which leaves approximately 10% for the other three major categories, which include peptide cancer active immunizers such as SELLAS’ product candidate, GPS.

SELLAS’ product candidate, GPS, targets malignancies and tumors characterized by an overexpression of the WT1 protein. The WT1 protein is one of the most widely expressed cancer proteins in multiple malignancies. A 2009 pilot project regarding the prioritization of cancer antigens conducted by the National Cancer Institute, a division of the National Institutes of Health, or NIH, ranked the WT1 protein as a top priority for immunotherapy. WT1 is a protein that resides in the cell’s nucleus and participates in the process of cancer formation and progression. As such, it is classified as an “oncogene.” WT1 plays a key role in the development of the kidneys in fetal life, but then almost disappears from normal organs and tissues. In a wide variety of cancers (20 or more cancer types), WT1 becomes detectable again in the cells of these cancers. WT1 appears in large amounts (i.e., becomes “overexpressed”) in numerous hematological malignancies, including AML, MM and chronic myeloid leukemia, as well as in many solid malignancies such as MPM, gastrointestinal cancers (such as colorectal cancer), glioblastoma multiforme, triple-negative breast cancer, ovarian cancer and small-cell lung cancer. Overall, WT1 is expressed in at least 50% of tumor pathology specimens in 20 or more cancer types. The following figure shows the ratio of samples testing positive for WT1 to those testing negative for WT1 in a number of different malignancies.

WT1 EXPRESSION FREQUENCY ACROSS VARIOUS CANCERS

(Positive samples / Total samples)

Data sampling overview from multiple studies in human tumor samples or cancer cell lines

SELLAS’ Product Candidate—Galinpepimut-S

Overview

GPS is a WT1-targeting peptide-based cancer immunotherapeutic being developed as a monotherapy and in combination with other therapeutic agents (such as checkpoint inhibitors) to treat different types of cancers that result from uninhibited tumor cell growth. Cancer immunotherapy is an approach to cancer treatment that harnesses the body’s natural immune system response to fight and/or prevent such tumor growth. An essential feature of the immune system is its ability to recognize foreign, or non-self, threats, including cancerous growths, as distinct from normal, or self, cells. Despite originating from normal cells, tumor cells can be recognized as non-self because of their capacity to elicit the production of tumor antigens. These antigens may be released in the interstitial tissues and, eventually, the bloodstream or remain on the surface of cognate cancer cells. Such tumor-associated antigens, or TAAs, have been identified in most human cancers. The WT1 protein is one of the most widely expressed TAAs in multiple malignances.

The immune system is a network of tissues, cells, and signaling molecules that work to protect the body by recognizing and attacking foreign cells, including cancer cells. Several different types of cells are important for the development and maintenance of an immune response against cancer. The most crucial types of cells are antigen-presenting cells, or APCs, and lymphocytes. APCs include various subtypes, such as dendritic cells, monocytes and macrophages. Once a patient is exposed to a TAA (either by the presence of cancer itself or through active immunization through a vaccine type immunotherapeutic), this antigen gets recognized by the APC and becomes “processed” though digestion into smaller fragments within the APC. Subsequently, the APC “communicates” with a specific type of lymphocytes called T-cells. Inactive T-cells search for TAAs by transiently binding to antigens presented by major histocompatibility complexes, or MHCs, on the APCs. Notably, there is great variability in the expression of different subtypes of MHCs in the human population. The MHC system expresses the so-called human leukocyte antigens, or HLAs, and there are dozens of subclasses that determine the vigor and duration of any given T-cell response to a cancer among different patients. Consequently, active immunizers that work across many HLA types, such as GPS, are predicted to be more efficacious across larger segments of patient populations as compared to agents that act in the context of only one or few HLA types.

T-cells themselves also come in many variants. CD8 cells recognize the processed TAA fragment as foreign and respond. The CD8 cells also develop properties that can directly kill the TAA-expressing cancer cell by becoming “cytotoxic” CD8 cells. The CD8 cells, as well as the APCs, also activate CD4 cells, which are very important for the development of immunologic memory. Immunologic memory is developed when a host keeps a long-term trace of the TAA associated with the cancer and is a desirable result, as it allows the host to continue attacking the TAA associated with the cancer. Therefore, activation of CD4 cells helps avoid or mitigate immune “tolerance.” Immune tolerance is an undesirable result, as it dampens the host’s immune response against the cancer. This cascade of events is collectively called “cellular immunity” and is very important for anti-cancer activity of immunotherapeutic compounds such as GPS. Of note, once T-cells are activated, another class of lymphocytes, called B-cells, are also secondarily activated. B-cells are responsible for making antibodies against TAAs. These antibodies become expressed on the surface of the B-cells and are eventually secreted as soluble proteins in tissue fluids and blood. Such anti-cancer antibodies can be detected and have variable degree of activity against the cancer itself. This type of immunity is called “humoral immunity” and complements the actions and effects of the cellular immunity.

Key Features

GPS is a multi-peptide product that SELLAS has licensed from MSK, which has been modified to enhance the degree and duration of the immune response against the WT1 protein. The modification is based on the fact that two of the four peptides in the peptide mixture comprising GPS are deliberately mutated in a single amino acid residue. These mutated peptides are recognized by the immune system as non-self entities and are therefore less likely to induce immune tolerance. After administration of these mutated peptides, the patients become immunized against the corresponding native versions of these peptides (which are expressed by the tumor cells), and thus, are able to cross-react against them, which concept is called the heteroclitic principal. The enhanced immunity and duration are largely independent of a patient’s HLA type. GPS also elicits both CD4 and CD8 immune responses. As described above, CD8 cells are extremely important, as their activation by GPS would lead to direct cancer cell killing, or cytotoxicity, and eventual establishment of immunologic memory against a WT1-expressing cancer. This occurs by two mechanisms, conversion of some of the activated CD8 cells to CD8 memory cells, and activation of CD4 cells and eventual creation of CD4 terminal effective memory cells.

SELLAS is currently developing GPS for up to eight indications, and has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two of those, AML and MPM. SELLAS also has GPS delivery technology in preclinical development using licensed technology from Advaxis using a bacterial vector, LM (which if successful, could lead to a second generation product called WT1-Lm). For both AML and MPM, SELLAS has been granted Orphan Drug designation from the FDA and the EMA and been given FDA Fast Track status. In addition, SELLAS is currently conducting one Phase 2 trial of GPS in MM, as well as a combination trial in ovarian cancer with nivolumab, and is currently preparing for additional combination trials for GPS in combination with another checkpoint inhibitor in multiple other indications. In October 2017, SELLAS announced a clinical trial collaboration and supply agreement through a Merck & Co., Inc.,

Kenilworth, N.J., USA subsidiary (known as MSD outside the United States and Canada) for the conduct of a combination clinical trial (using GPS along with the PD1 blocker pembrolizumab (Keytruda)) targeting up to five cancer types.

The following tables illustrates the key features of GPS.

Key features of an Optimal Cancer Active Immunizer Therapeutic	GPS Properties and Clinical Strategy
Selecting the right target antigen and epitopes within that antigen

Four peptides and 25 epitopes selected optimally to ensure:

•     optimal MHC complex presentation;

•     specificity across different HLA types;

•     production of both CD4 and CD8 activated cells; and

•     the ability to apply the heteroclitic principle, as described above, to overcome tolerance.

Optimal T-cell engagement leading to cancer cell destruction	Immune response data from the multiple myeloma clinical study of GPS in 12 evaluable patients that was presented at the Society of Hematologic Oncology Fifth Annual Meeting (Dr. Kohne et al), showed 83.3% frequency of either CD8+ or CD4+ responses to an all-pool mixture of WT1-derived antigens after completion of the 12 vaccinations per the study protocol. This evidence of multi-epitope, broad cross-reactivity along the full-length of the WT1 protein, is suggestive of epitope spreading, as it emerged across epitopes against which the patients were not specifically immunized. This data strongly suggests stimulation of T-cells towards intracellular antigen fragments from GPS-induced destruction of tumor cells, which effect is a hallmark of an effective vaccine, e.g., that it is targeting the right (e.g., chosen by design) epitopes.

Overcoming the barriers of an adverse/ immunosuppressive tumor micro-environment, or TME	SELLAS’ GPS monotherapy clinical studies are in the setting of complete remission and minimal residual disease, whereby no bulky or measurable tumor deposits exist. This is typically seen after successful frontline therapy in select cancer types for which such debulking standard therapies exist (e.g., AML or MPM). In these settings, the TME is substantially absent. SELLAS is also pursuing combination therapy with checkpoint inhibitors in tumor settings whereby measurable disease exists, as contemporaneous checkpoint inhibition would abrogate the immunosuppressive effects of the TME.

Overcoming or mitigating immune tolerance	Heteroclitic peptides are those in which mutations have been deliberately introduced in the amino acid sequence. The use of heteroclitic peptide in an active immunizer, such as GPS, increases immunogenicity without changes in the antigenicity profile, as well as strengthens MHC binding of the peptide to produce cytotoxic CD8 cells that continue to recognize the corresponding native peptide sequence. This is a key factor differentiating GPS from essentially all previously developed peptide vaccines, and applies a highly innovative technology platform, peptide heteroclicity, in a clinical late-stage cancer immunotherapeutic candidate product.

Addressing the broadest possible candidate patient population	GPS has activity across multiple HLA types that could allow treatment of a vast majority of global patient populations harboring WT1-positive malignancies.

Key Differentiators

GPS’ key differentiators as compared to other active immunization or vaccine-type approaches, as well as compared to immunotherapy approaches more generally, are as follows:

•	heteroclitic peptides offer increased immune response and less potential for tolerance;

•	multivalent oligopeptide mixture drives differentiated immunotherapeutic efficacy, targeting 25 key epitopes of WT1;

•	potentially applicable to 20 or more cancer types worldwide and the vast majority of HLA types;

•	Complete remission or minimal residual disease status (after initial tumor debulking with preceding standard therapy) is the preferred setting for GPS monotherapy;

•	does not directly compete with current clinical standard of care therapies, but rather complements them in the maintenance setting;

•	potential for combination approaches with other cancer immunotherapies, due to tolerable adverse vent profile;

•	cost-effective manufacturing; allogeneic, “off-the-shelf,” vialed subcutaneously administered drug that is not patient-specific; and

•	positive Phase 2 clinical data on effectiveness (based on overall survival in AML and progression-free survival, or PFS, in MM) with good tolerability and an innocuous safety profile.

Mechanism of Action

GPS has a mechanism of action that involves direct activation of the patient’s immune system specifically and solely against the WT1 protein. Typically, patients harboring WT1-positive malignancies have very few or no T-lymphocytes specifically reactive or responsive to, and therefore activated by, WT1. WT1 is a “self” antigen, against which the immune system is non-reactive, or said to be in a state of immune tolerance. Even if some patients have some innate T-cell responses naturally, these responses are weak and not adequate for any anti-cancer effect.

GPS is a WT1 peptide mixture. It cannot be administered to patients in a water-soluble form, and so it is given under the skin, or subcutaneously. If administered on its own, GPS would rapidly degrade and would not have the opportunity and the necessary time interval to activate the immune system. Therefore, GPS is mixed with an inert and clinically safe heavy oil, called Montanide, creating a dense emulsion. Additionally, prior to the administration of GPS, patients receive an adjuvant, called granulocyte-macrophage colony-stimulating factor to non-specifically stimulate and activate APCs in the vicinity of the subcutaneous injection of GPS.

After subcutaneous injection, the WT1 peptides within GPS disperse locally underneath the injection site and at local lymph nodes, and are ingested by APCs. Digested peptide fragments are then presented on the surface of APCs to CD8 and CD4 lymphocytes while simultaneously associated on the cell membrane with MHC/HLA molecules. This process activates the CD4 and CD8 cells and sensitizes them to the key 25 epitopes of WT1, thus initiating the process of short- and long-term T-cell-mediated immunity against WT1. CD8 cells then circulate around the lymphatic system and blood stream throughout the patient’s body targeting WT1-positive cancer cells. The stimulated CD8 cells transform into cytotoxic T-lymphocytes, or CTLs, which are able to attack and destroy specifically WT1-positive cancer cells. Each CTL typically destroys one WT1-positive cancer cell, but they have been shown to be able to kill up to 10 to 20 WT1-positive cancer cells. Further, CD4 cells are stimulated to produce WT1-specific, helper T-cells, which are able to in turn activate CTLs and B-cells. The B-cells “helped” by the helper T-cells produce antibodies to specific WT1 epitopes. The anti-cancer effect is considered to be a result of a combination of all of the above actions, as well as possible additional, less clear mechanisms involving other immune cell types (e.g., natural killer cells). The principles behind the above described mechanism of action of GPS are well established for the class of peptide-based active immunizing therapies of the vaccine type.

Targeted Indications

GPS for Acute Myeloid Leukemia

AML is an aggressive and highly lethal blood cancer characterized by the rapid growth of abnormal white blood cells that build up in the bone marrow and interfere with the production of normal blood cells. Its symptoms include fatigue, shortness of breath, bruising and bleeding, and increased risk of infection. The cause of AML is unknown and the disease is typically fatal within weeks or months if untreated. AML most commonly affects adults, and its incidence increases with age. Current treatments include chemotherapy, and some people may receive a hematopoietic, or blood-forming, stem cell transplant, or HSCT. The goal of upfront therapy for AML is to achieve a state of complete remission, or CRem. CRem is defined per consensus criteria by the European Leukemia Net whereby the hematologic and clinical features of the disease are no longer detected. In principle, an allogeneic HSCT is an immunotherapy used clinically and specifically in AML, which works in four stages:

•	achievement of CRem with standard upfront therapy followed by additional very high-dose chemotherapy that completely destroys any remnant of the patient’s blood forming cells, including any residual AML malignant cells;

•	selection of a sufficiently genetically similar donor (usually one of the patient’s close relatives), called a histocompatible donor;

•	removal of blood-forming cells from the bloodstream of that donor; and

•	infusion of these the donor cells into the patient for eventual engraftment onto the patient’s bone marrow and eventual creation of a completely re-instituted blood-forming system to sustain life and long-term leukemia-free status for the patient.

Barring the successful completion of an allogeneic HSCT in AML, no therapies have been proven to accord any meaningful long-term benefit after patients achieve a CRem status. Without allogeneic HSCT, once the disease relapses, second-line therapies can be given, but these have very limited positive clinical impact to date and their benefit is transitory; this means that eventually essentially all AML patients who do not undergo an allogeneic HSCT succumb to AML or complications associated with it.

The overall treatment landscape for AML has remained static for decades, as numerous (at the time, novel) targeted and antiproliferative agents failed to yield meaningful long-term clinical benefits, including increments in survival.

The AML indication was chosen for first-in-human clinical studies of GPS for the following reasons:

•	AML presents a clinical setting in which CRem status can be achieved with standard upfront therapy;

•	the almost universal expression of WT1 in leukemic blasts, which are AML’s malignant cells, as well as leukemic stem cells, or LSCs, cells that are or become extremely resistant to standard chemotherapy or targeted agent approaches and which can be realistically eradicated only with immunotherapy methods (including, but not limited to, allogeneic HSCT). LSCs have been shown to be susceptible to targeting by cytotoxic T-cells (CD8 and CD4 cells) stimulated against leukemia-associated antigens and SELLAS predicted this would be the case for GPS;

•	the fact that WT1 has been associated with the actual development of leukemia;

•	the positive correlation between the level of expression of WT1 and the prognosis in AML;

•	the fact that the level of expression of WT1 can be followed over time in patients during and after therapy, including immunotherapy, as a method of monitoring for minimal residual disease, or MRD;

•	early evidence from mouse models that vaccination with peptides against select WT1 antigenic epitopes leads to detection of immune response;

•	early evidence that human immunocytes sensitized ex-vivo to peptides contained in GPS were able to recognize naturally presented WT1 peptides on the surface of several leukemia cell lines;

•	early anecdotal (at the time) clinical data showing antileukemic activity of WT1 monovalent vaccines in the Japanese population (albeit restricted to HLA-A*2401 type), as well as a dendritic cell vaccine in the Netherlands (independent of HLA haplotype);

•	the high degree of unmet medical need in AML and the absence of an effective maintenance therapy over the decades after initial upfront induction until and immediately after achievement of CRem status, particularly in patients older than 60 years of age;

•	a predictive assumption of very low to negligible degree of clinical toxicity with a WT1-targeted immunotherapy such as GPS, due to the fact that WT1 in normal, non-cancerous, tissues is both expressed at extremely low levels and limited in number of organs and tissues, but also due to the fact that WT1 fragments, or peptide epitopes, in normal cells are presented to host APCs in a different manner than are WT1 fragments produced in cancer cells; of note, WT1 expression in normal tissues of adults is limited to the podocyte layer of the glomerulus (kidney), Sertoli cells (testis), granulosa cells (ovary), decidual cells (uterus), mesothelial cells (peritoneum, pleura), mammary duct and lobule (breast), and blood-forming (hematopoietic) progenitor cells (CD34+ cells in the bone marrow); and

•	the advent of modern immunotherapeutics in cancer and the promise of an innovative, off-the-shelf immunotherapy for AML, a disease that was associated with dearth of deep and sustained responses to checkpoint inhibitors.

Clinical Data—AML

In an initial pilot clinical trial in AML, a total of nine adult patients of all ages with de novo AML were treated with upfront standard chemotherapy and were able to achieve their first complete remission, or CRem1. Administration of GPS resulted in a median overall survival, or OS, that was at least 35 months from the time of GPS administration. The mean time of follow-up was 30 months from the time of diagnosis at the time of this analysis. Of the eight patients tested for immunologic response, seven, or 87.5%, demonstrated a WT1-specific immune response.

In a subsequent Phase 2 clinical trial in AML, a total of 22 adult patients of all ages with de novo AML were treated with upfront standard chemotherapy and were able to achieve CRem1. Most patients also received one to four cycles of “consolidation” chemotherapy per standard AML treatment guidelines. GPS was then administered within three months from the completion of the consolidation chemotherapy regimen in up to 12 total doses: six initial doses (priming immunization) followed by six additional “booster” immunizations over a total period of up to 15 months to qualifying patients (i.e., patients who were clinically stable and did not show disease recurrence after the first six injections). The Phase 2 clinical trial met its primary endpoint of an actual OS rate of at least 34%, measured three years into the clinical trial (i.e., percentage of patients alive after three years of follow-up). Notably, the three year historical OS rate in AML patients was assumed to be approximately 25% at the time of initial planning of this clinical trial in 2010-2011.

GPS administration was also shown to improve OS in comparison to historical data in patients in CRem1. Administration of GPS resulted in a median OS that was poised to exceed 67.6 months from the time of initial AML diagnosis in patients of all ages, which represents a substantial improvement compared to best standard therapy. Only five of the 22 patients underwent allogeneic HSCT and an ad hoc statistical analysis failed to show a significant effect of the transplant upon OS (either in median survival times or survival rates at specific landmark time-points). GPS was well tolerated in this patient population, whose median age was 64 years old. Moreover, GPS elicited WT1-specific immune responses in 88% of patients, including CD4 and CD8 T-cell responses. Further, the heteroclitic principle was confirmed, in that immune responses were seen against the native version of the two mutated WT1 peptides within the GPS mixture. The results showed a trend in improved clinical outcomes in patients who mounted an immune response with GPS compared to those patients who did not. Importantly, a preplanned subgroup analysis for the cohort of 13 patients within the clinical trial who were 60 years of age or older demonstrated a median OS of 35.3 months from time of initial diagnosis. This is also a remarkably prolonged value, considering that comparable historical populations have a median OS ranging from 9.5 to 15.8 months from initial diagnosis, which represents a 2.25 to 3.75-fold improvement in OS as compared to these historical cohorts of broadly comparable patients.

An additional Phase 2 clinical trial of GPS was performed at the H. Lee Moffitt Cancer Center & Research Institute, or Moffitt. This Phase 2 trial included ten AML patients who had received first-line therapy for their disease, who then experienced relapse and were subsequently treated with second-line chemotherapy and achieved a second complete remission, or CRem2. This group of patients had a more advanced disease in comparison to those treated in the other Phase 2 clinical trials discussed above, and typically demonstrated a historical OS of less than ~8 months, even with post-CRem2 allogeneic HSCT. In the Moffitt trial, the efficacy of GPS (measured as median OS from the time of administration of a maintenance therapy: immediately after achievement of CRem2) was compared with that of “watchful waiting” in a cohort of 15 contemporaneously treated (but not matched by randomization) broadly comparable patients treated by the same clinical team at Moffitt. GPS administration resulted in a median OS of 16.3 months (495 days) compared to 5.4 months (165 days) from the time of achievement of CRem2. This was a statistically significant difference (P=0.0175). Two of 14 AML patients demonstrated relapse-free survival of more than one year. Both such patients were in CRem2 at time of GPS administration, with duration of their remission exceeding duration of their CRem1, strongly suggesting a potential benefit based on immune response mechanisms. GPS was well-tolerated in this clinical trial.

Planned Phase 3 Clinical Trial—AML

SELLAS is planning a Phase 3 clinical trial for GPS in AML patients 60 years of age or older who have achieved CRem1 following upfront chemotherapy and up to two cycles of post-remission consolidation chemotherapy, but who will not undergo allogeneic HSCT. This clinical trial has been planned, a principal investigator and the majority of site investigators have been identified and SELLAS’ operational partners for the execution of the trial are in the process of being identified. After several meetings and correspondence exchanges, the FDA has indicated that the agency has no further comments on the clinical trial design, protocol or statistical analysis plan. In addition, well-qualified members of an independent data monitoring committee, or IDMC have agreed to join the IDMC for this clinical trial upon its establishment. SELLAS currently plans to initiate this clinical trial, pending funding availability, in 2018.

The clinical trial is planned to include up to 180 centers in the United States, Canada, European Union, Eurasian Union, and other countries and an estimated total sample size of up to 390 patients. Randomization will be 2:1 (GPS:placebo) and on-trial treatment duration will be up to approximately 82 weeks (1.58 years). The primary endpoint of the clinical trial is OS, measured from the time of randomization (not initial diagnosis). No companion diagnostic will be used as AML universally expresses WT1. Randomization will be stratified by region (U.S. compared to non-U.S.), cytogenetic risk at diagnosis (favorable compared to not favorable compared to unknown), and type of AML (de novo compared to secondary). Patients will provide historical cytogenetic analysis results from initial diagnosis, before the start of their original chemotherapy treatment, to assess National Comprehensive Cancer Network genetic risk category. The clinical trial is currently powered to declare a positive result if GPS provides a 4-month OS advantage compared to placebo, namely increasing median OS from ~9 months in the control arm to ~13 months in the active, GPS-treated arm with an 1-sided α of 2.5%. Three interim analyses (IA1, IA2 and IA3) are planned in addition to a final analysis.

The following figure illustrates the AML Phase 3 GPS clinical trial schema described in the above paragraph.

*: maximum for final analysis (FA), unless futility or efficacy thresholds are met in Interim Analyses (IA’s) prior to FA

^: All agents are administered subcutaneously (S.C.)

GPS for Malignant Pleural Mesothelioma

MPM is an asbestos-related cancer that forms on the protective tissues that cover many of the internal organs. The most common area affected is the lining of the lungs and abdomen, though it can also form around the lining of the heart. Most cases are traced to job-related exposures to asbestos and it can take approximately 40 years between exposure and cancer formation. Symptoms may include shortness of breath, a swollen abdomen, chest wall pain, cough, feeling tired, and weight loss. MPM is generally resistant to radiation and chemotherapy, and long-term survival is rare, even in cases where aggressive upfront debulking multimodality therapy (i.e., extirpative surgery, chemotherapy and in some cases radiotherapy, often described as “trimodality therapy” when used to treat MPM) are used.

Assuming absence of distant, systemic metastatic disease, MPM patients can initially present with a very difficult-to-treat malignancy. The location, geometry, and origin of the tumor in the pleura (the external lining of the lungs and inner lining of the chest cage) present significant challenges for local and regional disease control. Extensive and complex surgery is initially considered and attempted to be planned. Patients without distant disease are broadly divided in two subgroups: (a) those who are in an inoperable status and (b) those who are operable. Patients in the former subgroup may be inoperable for two reasons: first, because they may be medically unfit for an extensive “definitive” surgery, most commonly due to co-morbidities (contemporaneously active diseases unrelated to their cancer) or, secondly, for technical reasons (location and/or bulk of tumor); the latter group of patients is defined as harboring “unresectable” disease. In general, approximately 35% to 40% of patients with a priori unresectable disease can be converted to technically resectable/marginally resectable, particularly if surgical expertise is high, after several cycles of upfront chemotherapy. This is preoperative chemotherapy is termed “neoadjuvant” therapy. After the patient’s tumor becomes technically resectable, they receive extirpative surgery, often followed by more chemotherapy and sometimes radiotherapy. On the other

GALINPEPIMUT-S: PHASE 3 REGISTRATION - ENABLING STUDY IN AML (ELDERLY) Galinpepimut-S, an anti-WT1 peptide active immunizer, in Newly Diagnosed AML patients > 60 yrs after achievement of first complete remission (CR1): A Phase 3 Global Trial: The SIGMA Study: SLSG15-301 *: maximum for final analysis (FA), unless futility or efficacy thresholds are met in Interim Analyses (IA’s) prior to FA ^: All agents are administered subcutaneously (S.C.)

hand, patients who are a priori operable proceed immediately with definitive surgery, resulting in either R0 or R1 resections, the degree between the two being assessed by surgical pathology review, with R0 corresponding to resection for “curative intent” or CR, and R1 corresponding to microscopic residual tumor despite complete eradication by visual inspection at the time of surgery. After surgery, this subgroup of patients receives several cycles of chemotherapy and sometimes radiotherapy. This is postoperative chemotherapy termed “adjuvant” therapy.

In essence, all MPM patients who receive successful upfront trimodality therapy (schema A: Upfront neoadjuvant chemotherapy, followed by definitive surgery, followed possible further additional chemotherapy and schema B: upfront definitive surgery followed by adjuvant chemotherapy) become free of residual detectable, macroscopic malignant deposits. Like AML patients who achieve CRem after upfront chemotherapy (in the absence of allogeneic HSCT), virtually all MPM patients will eventually relapse. Recurrent disease is unfortunately minimally responsive to second-line chemotherapy in MPM and typically these patients succumb to their disease or related complications within a few weeks to months after the emergence of clinically evident recurrent MPM. To date, there is no effective maintenance type of therapy to delay or prevent MPM relapse after initially successful upfront trimodality therapy. Typical median OS, even when following a fairly aggressive regimen when surgery is feasible, is between 12 and 16 months following diagnosis. Nonetheless, highly select patients who both undergo R0/R1 extensive surgery and complete a full course (6 cycles) of indicated chemotherapy (specifically those receiving the combination of pemetrexed with cisplatin, either in the neoadjuvant or adjuvant setting) can survive up to 21.0 to 24.8 months following initial diagnosis. These patients are typically younger, in excellent functional status, without co-morbidities and possibly having tumor-related factors related to better prognosis, such as intrinsically higher sensitivity of MPM cancer cells to chemotherapy-induced destruction.

Like AML, MPM represents a “model” type of solid tumor for testing the effects of GPS in clinical studies for the following reasons:

•	MPM presents a clinical setting whereby minimal residual disease status can be achieved with standard upfront therapy;

•	the universal expression of WT1 in MPM malignant cells; in fact, WT1 expression is an established pathognomonic criterion for the actual diagnosis of MPM and its differentiation of other chest malignancies, for example, pulmonary adenocarcinoma;

•	the positive correlation between the level of expression of WT1 and prognosis in MPM;

•	preliminary evidence that WT1 expression could be involved in the MPM tumorigenesis and malignant growth promotion;

•	early evidence that human APCs sensitized ex-vivo to peptides contained in the GPS mixture were able to recognize naturally presented WT1 peptides from MPM cell lysates;

•	evidence that CD8 tumor-infiltrating lymphocytes predict favorable prognosis in MPM after resection (with the assumption that these CD8 cells are highly sensitized to tumor-associated antigens, including WT1);

•	the high degree of unmet medical need in MPM and the absence of an effective maintenance therapy; indeed, despite extensive research efforts and recent promising, yet preliminary, results with checkpoint inhibitors in second or third line therapy of MPM patients, few options are available for the treatment of MPM in the maintenance setting after successful debulking with upfront trimodality therapy (with the vast majority being managed with “watchful waiting” until the disease’s inexorable relapse) and its prognosis remains very poor;

•

a predictive assumption of very low to negligible degree of clinical toxicity with a WT1-targeted immunotherapy such as GPS, due to the fact that WT1 in normal, non-cancerous, tissues is both expressed at extremely low levels and limited in number of organs and tissues, but also due to the fact that WT1 fragments, or peptide epitopes, in normal cells are presented to host APCs in a different manner than are WT1 fragments produced in cancer cells; and

•	an initial preliminary clinical efficacy “signal” from the Phase 2 clinical trial of GPS at MSK in patients with MPM.

Clinical Data—MPM

SELLAS’ randomized, double-blind, placebo-controlled Phase 2 clinical trial in MPM patients enrolled a total of 41 patients at MSK and M.D. Anderson Cancer Center. According to the Phase 2 MPM clinical trial data of GPS presented at the 2016 International Mesothelioma Interest Group and the 2016 Annual Meeting of the American Society of Clinical Oncology, as of May 2016, a median OS of 24.8 months was recorded for GPS-treated MPM patients, compared to a median OS of 16.6 months for patients in the control arm, with a hazard ratio, or HR, of 0.51 in favor of GPS based on an initial analysis of 40 patients who were eligible at the time. Patients with an R0 tumor resection and subsequent treatment with GPS showed a significant survival benefit compared to those who received a placebo, with a median OS of 39.3 months compared to 24.8 months (HR: 0.415) in favor of GPS; this was a statistically significant difference (P<0.05). Furthermore, GPS was shown to induce WT1-specific CD8 and CD4 T-cell activation. GPS administration in the 19 MPM patients in the active arm of the aforementioned study was commonly associated with mild (grade 1 and 2) and self-limited injection site reactions. Clinically significant severe adverse events did not occur.

Planned Phase 3 Clinical Trial—MPM

SELLAS has planned a Phase 3 clinical trial in MPM. The FDA has reviewed the clinical trial design in previous meetings and, following dialogue, has indicated that the agency has have no further comments on the clinical trial design, protocol or statistical analysis plan. SELLAS currently plans, pending funding availability, to commence this clinical trial in late 2018.

The clinical trial is planned to include up to 120 centers in the United States, European Union, and other countries and an estimated total sample size ranging from 120 to 500 patients. The sample size is variable due to the Bayesian statistical design of the clinical trial. Randomization will be 1:1 (GPS:placebo) and on-trial treatment duration will be up to 13 to 18 months. The primary endpoint of the clinical trial is OS, measured from the time of randomization (not initial diagnosis). No companion diagnostic will be used as MPM universally expresses WT1. Randomization will be stratified by region (U.S. compared to non-U.S.), timing of chemotherapy (neoadjuvant compared to adjuvant setting), and type of radiotherapy co-administered (intensity-modulated radiation therapy compared to other radiotherapy compared to none). The clinical trial will be adequately powered through a Bayesian adaptive approach to declare a positive result if certain a priori criteria are met, such as GPS providing an eight-month OS advantage compared to placebo, namely increasing median OS from approximately 16 months in the control arm to approximately 24 months in the active, GPS-treated arm with a 2-sided α of 5%; the exact values of the OS in the control and active arms (as well as the difference between the two) may differ from the above estimates so long as the “two look” group sequential, adaptive statistical design would be able to deliver at least 90% power with an one-sided α of 5% at the time of the definitive “positive signal” analysis. Two interim analyses (IA1, IA2) are planned (the second of the two, if positive for efficacy, would lead to main clinical trial early termination) in addition to a final analysis.

The following figure illustrates the MPM Phase 3 GPS clinical trial schema.

*: Final N will be dependent on a priori rules from adaptive design implemented during the trial to ensure achievement of 90% power and 1-sided α of 5%

^: All agents are administered subcutaneously (S.C.)

GPS for Multiple Myeloma

MM is a cancer formed by malignant plasma cells, and its cause is unknown. The overgrowth of plasma cells in the bone marrow crowds out normal blood-forming cells, causing low blood counts and anemia (a shortage of red blood cells). MM can also cause a shortage of platelets (cells responsible for normal blood clotting) and lead to increased bleeding and bruising, along with problems fighting infections due to low white cell counts and/or lower levels of infection-fighting antibodies. MM causes a host of organ problems and symptoms, including fatigue, bone pain, fractures, circulatory problems (in small vessels of the brain, eye retina, heart, bowel, etc.) and kidney failure.

Treatment for MM includes chemotherapy, glucocorticoids, drugs that modulate the immune system (immunomodulatory drugs, or IMiDs), radiation and autologous stem cell transplants, or ASCTs. Recently, several novel targeted agents, such as proteasome inhibitors and immunotherapeutics have been introduced in the treatment paradigms for MM. Most therapies in MM are applied in combination, sometimes with usage of three to four or even five agents administered concomitantly or sequentially. This has led to a progressive increase in the number of “lines” of therapy that MM patients receive, which currently can reach up to five to six or even higher. Of note, ASCT can be used more than once, called tandem ASCTs, to debulk the disease and offer prolonged secondary remissions. Finally, allogeneic HSCT is rarely used in MM, but still has its use in selected high-risk patients who are or become refractory to antimyeloma therapies.

The prognosis in MM is highly variable and depends on numerous risk factors, some related to the biology of the disease, others to the host (e.g., age and functional status). Consequently, median survival can vary from up to at least 15 years in non-high-risk patients who achieve complete response, or CRes, as defined by the International Myeloma Working Group criteria, to approximately three years (from time of initial treatment) in patients with MM who achieve less than partial response, or PR, after ASCT. Indeed, there are patients with MM who fare even more poorly than described above, for example those in the immediately aforementioned group who also have high-risk cytogenetics at baseline who may survive less than three years. Similarly, patients who are ineligible for ASCT and are managed only with chemotherapy and long-term IMiD maintenance (with up to nine cycles of lenalidomide) who also achieve less than CRes and remain MRD-positive demonstrate a three-year OS rate of only about 55%; these landmark three-year OS rates decrease by approximately 40 to 50% in patients who also have high-risk cytogenetics at baseline. Despite significant therapeutic advances in the management of MM, the prognosis of patients with high risk cytogenetics at the time of diagnosis remains quite poor, even when they successfully complete an ASCT, particularly if such patients continue to have evidence of MRD.

MM represents an intriguing opportunity to study both the clinical and immunologic effects of GPS in a hematologic malignancy whereby therapeutic targeting of WT1 through immune pathways has largely not been pursued by others to date and for a malignancy that remains “incurable” in a strict sense, even in the face of significant advances that have accorded significant survival and freedom-from-active-disease benefit in standard risk patients. MM was chosen as a target indication for GPS for the following reasons:

•	MM presents a clinical setting whereby MRD status can be achieved with standard upfront therapy. In this indication, with induction therapy using modern combination regimens followed by melphalan conditioning for myeloablation and a successful autotransplant, MM patients can achieve either CRes or very good partial response per International Myeloma Working Group (IMWG) criteria. This subgroup of patients would be optimal candidates for GPS therapy, even if they remain MRD(+) by flow cytometry or molecular markers;

•	the detectable expression of WT1 in MM cells (malignant plasmacytes). In the past, MM was considered not to be a tumor type with strong expression of WT1. This was due to the use of immunohistochemical staining analysis with anti-WT1 antibodies that had suboptimal diagnostic sensitivity. It has been recently shown that while WT1 is expressed at lower levels in MM compared to other hematologic and solid tumors, this expression is almost universally seen and is highly relevant from an immunobiological perspective, as the immune system is able to reliably raise vigorous and sustained WT1-specific responses against malignant plasmacytes in the context of both MM and the rare, very aggressive variant of plasma-cell leukemia;

•	preliminary evidence that WT1 expression could be involved in the MM tumorigenesis and promotion;

•	early anecdotal (at the time) clinical data showing anti-myeloma activity of WT1 monovalent vaccines in Japanese patients (albeit restricted to HLA-A*2401 type);

•	the high degree of unmet medical need in MM patients with high-risk cytogenetics who also remain MRD(+) after frontline induction therapy and successful autotransplant, even when maintenance therapy is applied with either bortezomib or IMiDs (thalidomide); this has been shown in multiple studies, and to-date few options are available for addition of effective therapies in the maintenance setting to be added to agents such as lenalidomide (which is now standard of care in this setting); and

•	a predictive assumption of very low to negligible degree of clinical toxicity with a WT1-targeted immunotherapy such as GPS due to the fact that WT1 in normal, non-cancerous tissues is both expressed at extremely low levels and limited in number of organs and tissues, but also due to the fact that WT1 fragments, or peptide epitopes, in normal cells are presented to host APCs in a different manner than are WT1 fragments produced in cancer cells.

Clinical Data—MM

SELLAS has reported positive Phase 2 data for GPS in MM, which indicate a clinical benefit among MM patients with high-risk cytogenetics at initial diagnosis who also remain at least MRD(+) after successful frontline therapy (induction regimen followed by ASCT). This subgroup of MM patients, when serially assessed per International Myeloma Working Group criteria, typically relapse/progress within 12 to 14 months after ASCT, even when they receive maintenance therapy with IMiDs such as thalidomide. Of note, 17/18 patients received lenalidomide maintenance starting after the first three GPS administrations following ASCT; the

GALINPEPIMUT-S: PHASE 3 REGISTRATION-ENABLING STUDY IN MESOTHELIOMA An Adaptive Phase 3 Study of Active Immunotherapy with Galinpepimut-S in Patients with Malignant Pleural Mesothelioma (MPM) After Surgery and Chemotherapy A Phase 3 Global Trial: The SLSG16-303 Study *: Final N will be dependent on a priori rules from adaptive design implemented during the trial to ensure achievement of 90% power and 1-sided a of 5% ^: All agents are administered subcutaneously (S.C.)

remaining single patient received bortezomib under the same schedule. All patients had evidence of at least MRD after ASCT, while 15 (of the 18) also had high-risk cytogenetics at diagnosis. Combined, these characteristics typically result in low PFS rates that do not exceed 12 to 14 months following ASCT, even while on maintenance therapy with IMiDs or proteasome inhibitors, which are the current standards of care (per numerous assorted citations in the sections above). As of June 2017, median PFS with GPS was 23.6 months, while median OS had not been reached. SELLAS’ results compare favorably with an unmatched cohort of MM patients with high-risk cytogenetics published by the UK Medical Research Council regarding the MRC Myeloma IX trial. SELLAS’ GPS therapy demonstrated a 2.5-fold increase in median PFS, as well as a 2.6-fold increase in the PFS rate at 18 months compared to the aforementioned historical cohort, which included MM patients with high-risk cytogenetics and MRD post-ASCT and on continuous thalidomide maintenance. SELLAS’ Phase 2 clinical trial started in June 2014 and has enrolled a total of 20 patients. All non-progression events were confirmed and ongoing as of the time of the latest presentation (median follow-up at 18 months for survivors). Immune response data are currently being analyzed, particularly regarding the correlation between the evolution of these responses and changes in clinical response status over time following treatment with GPS, with each patient being used as his or her own control for each longitudinal comparison. The data will be communicated in future scientific and medical meetings.

GPS for Ovarian Cancer

Epithelial cancer of the ovary, or ovarian cancer, is a relatively common gynecologic cancer that develops insidiously, and hence is associated with vague or no symptoms that would urge patients to seek medical attention. Not surprisingly, most women with ovarian cancer present with advanced (at least locally or regionally, and often systemically spread) disease. Ovarian cancer is managed with initial surgical resection followed by platinum-based chemotherapy. During the past decade, incremental advances in chemotherapy, and the introduction of targeted therapies (such as poly-ADP-ribose polymerase inhibitors and several others) and specially formulated compounds (such as liposomal anthracyclines) have resulted in improved survival and in more effective treatment of relapsed disease. In addition, a better understanding of genetic risk factors, along with aggressive screening, has permitted a tailored approach to preventive strategies, such as bilateral salpingo-oophorectomy in selected women along in specific patient populations genetically predisposed to this cancer (such as those harboring genetic alterations of the BRCA gene family). Although a complete clinical remission following initial chemotherapy can be anticipated for many patients, a review of “second-look” laparotomy, when it was often performed as a matter of routine care, indicates that less than 50% of patients are actually free of disease. Furthermore, nearly half of patients with a negative “second-look” procedure relapse and require additional treatment. Many patients will achieve a second complete clinical response with additional chemotherapy. However, almost all patients will relapse after a short remission interval of nine to 11 months. Effective strategies, such as introduction of novel immunotherapies, to prolong remission or to prevent relapse are required, as subsequent remissions are of progressively shorter duration until chemotherapy resistance broadly develops, leading to eventual disease-related demise.

Ovarian cancer represents an intriguing opportunity to study both the clinical and immunologic effects of GPS in another solid tumor. Additionally, therapeutic targeting of WT1 through immune pathways has largely not been pursued by others to date for this indication and ovarian cancer remains “incurable” once it advances and becomes disseminated, even in the face of significant advances in the field. Ovarian cancer was chosen as a target indication for the following reasons:

•	ovarian cancer presents a clinical setting whereby MRD status can be achieved with standard upfront therapy both immediately after first line therapy, but also after effective debulking of the “first relapse.” The latter subgroup of patients (after successful second line treatment/first salvage, lacking demonstrable macroscopic residual disease) would be optimal candidates for GPS therapy, as no standard maintenance therapy exists for such patients and the subsequent relapse patterns and metrics are known and predictable;

•	the high levels of expression of WT1 in ovarian cancer cells. In fact, WT1 expression is so frequent that pathologists routinely use immunohistochemical stains for WT1 (with a standardized convention for describing expression and determining as “positive” or “negative”) to help distinguish epithelial ovarian cancers from other tumors;

•	preliminary evidence that WT1 expression may be linked to prognosis in ovarian cancer and that it may play an anti-apoptotic role in ovarian cancer cell lines;

•	the high degree of unmet medical need in ovarian cancer patients after first (or subsequent) successful “salvage” debulking therapy and the absence of effective therapies for such patients; and

•	a predictive assumption of very low to negligible degree of clinical toxicity with a WT1-targeted immunotherapy such as GPS due to the fact that WT1 in normal, non-cancerous tissues is both expressed at extremely low levels and limited in number of organs and tissues, but also due to the fact that WT1 fragments, or peptide epitopes, in normal cells are presented to host APCs in a different manner than are WT1 fragments produced in cancer cells.

Clinical Data—Other

GPS is being studied in combination with nivolumab, a PD-1 immune checkpoint inhibitor, in an open-label, non-randomized Phase 1 and 2 clinical trial to evaluate the safety and efficacy of this combination in patients with recurrent ovarian, fallopian tube or primary peritoneal cancer who are in second or greater clinical remission (after their successful first or subsequent “salvage” therapy). This Phase 1 and 2 trial is expected to enroll at least ten patients with recurrent ovarian cancer who are in second or greater clinical remission at MSK. Patients enrolled in the clinical trial will receive the combination therapy during the clinical trial’s 14-week treatment period. Individuals who have not progressed by the end of this period will also receive a maintenance course of GPS. Initial immune response and clinical evolution data are due by the end of 2017, as is information on the primary endpoint of this clinical trial, which is the safety of repeated GPS administrations, for a total of six doses, in combination with seven infusions of nivolumab. This clinical trial is planned to address the safety of GPS when co-administered with a checkpoint inhibitor, possibly detect an efficacy signal based on PFS and OS (versus historical data of monotherapy with nivolumab in this patient population), as well as document the pattern of WT1-specific immune responses post-GPS. Pending the successful progress of this clinical trial a larger, follow-on, randomized clinical trial may be planned.

In addition, given the potential immunobiologic and pharmacodynamic synergy between GPS and PD1 blockade, as well as the prevalent expression of WT1 in five select tumor types (colorectal cancer, triple-negative breast cancer, small cell lung cancer, ovarian cancer and AML), SELLAS entered into a clinical trial collaboration and supply agreement through a Merck & Co., Inc., Kenilworth, N.J., USA subsidiary (known as MSD outside the United States and Canada) for the conduct of a combination clinical trial of GPS with pembrolizumab (Keytruda).

The purpose of this five-arm “basket” trial is to determine if the administration of GPS in combination with pembrolizumab has the potential to demonstrate clinical activity in the presence of macroscopic disease, where monotherapy with either agent would have a more limited effect. The negative influence of tumor microenvironment factors on the immune response is predicted to be mitigated by PD-1 inhibition (by pembrolizumab) thus allowing the patients’ own immune cells to invade and destroy cancerous growth deposits specifically sensitized against WT1 (by concomitantly-administered GPS).

SELLAS’ Strategic Collaborations and License Agreements

Exclusive License Agreement—Memorial Sloan Kettering Cancer Center

On September 4, 2014, SELLAS entered into a license agreement with Memorial Sloan Kettering Cancer Center, or MSK, under which SELLAS was granted an exclusive license to develop and commercialize MSK’s WT1 peptide vaccine technology. The MSK original license agreement was first amended in October 2015, further amended in August 2016, amended and restated in May 2017 and again amended and restated in October 2017.

In connection with entry into the MSK original license agreement in 2014, SELLAS agreed to issue 300 SELLAS Shares to MSK, which was satisfied by the transfer of 150 SELLAS Shares from each of Dr. Angelos M. Stergiou, SELLAS’ Chief Executive Officer, co-founder and Vice Chairman of the SELLAS board of directors and Dr. Miltiadis Sougioultzoglou, former director and co-founder or SELLAS, to MSK for which they received no cash payment. SELLAS was also obligated to pay MSK upfront license fees in an amount equal to $1.3 million. In connection with the first amendment of the MSK original license agreement in October 2015, SELLAS issued 247 SELLAS Shares to MSK. As agreed in the August 2016 second amendment of the MSK original license agreement, effective upon SELLAS’ November 2016 redomiciliation from Switzerland to Bermuda, SELLAS converted $0.9 million of outstanding obligations owed to MSK under the license agreement as then amended into 314 SELLAS Shares, and also issued MSK 689 SELLAS Shares pursuant to certain anti-dilution provisions of the license agreement as then amended. In connection with the May 2017 amendment and restatement of the license agreement, SELLAS issued 200 SELLAS Shares to MSK. In connection with the May 2017 amendment and restatement, the parties also entered into a side letter, pursuant to which Dr. Stergiou further assigned 350 of his SELLAS Shares to MSK for no cash payment, and MSK agreed to convert a $150,000 payment due June 30, 2017 into SELLAS Shares in SELLAS’ June 2017 bridge financing, among other items. SELLAS issued 871 SELLAS Shares to MSK in connection with the conversion of the $150,000 payment. In connection with the October 2017 amendment and restatement of the license agreement, SELLAS issued 1,700 SELLAS Shares to MSK. The parties agreed to terminate the May 2017 side letter, and agreed to maintain MSK’s ownership of issued and outstanding SELLAS Shares at the current percentage on an “as adjusted basis” as defined in the agreement. Such anti-dilution protection for MSK terminates in the event of an initial public offering of SELLAS Shares, the listing or quotation of the SELLAS Shares on a public trading market, or the effective time of a merger, business combination, reorganization or similar transaction pursuant to which the SELLAS Shares are exchanged for securities of a publicly-traded company. Accordingly, MSK’s anti-dilution rights will terminate at the effective time of the Merger.

Under the terms of the current amended and restated MSK license agreement, SELLAS agreed to pay minimum royalty payments in the amount of $0.1 million each year commencing in 2015 and research funding costs of $0.2 million in each year and for three years commencing in January 2016. SELLAS also agreed to pay MSK a mid-six digit amount over a one year period in exchange for MSK’s agreement to further amend and restate the MSK license agreement in October 2017. In addition, to the extent certain development and commercial milestones are achieved, SELLAS also agreed to pay MSK up to $18.1 million in aggregate milestone payments for each licensed product, and for each additional patent licensed product, up to $2.8 million in additional milestone payments. SELLAS also agreed to pay MSK a tiered royalty in the mid-single digits in the event of commercial sales of any licensed products. SELLAS also agreed to raise $25.0 million in gross proceeds no later than December 31, 2018. In the event SELLAS does not raise such amount by December 31, 2018, MSK may terminate the license agreement after complying with the notice and cure periods of the agreement, or MSK may elect to receive additional SELLAS Shares in an amount equal to 1.5% of SELLAS’ then fully diluted share capital, which would stay the right to terminate for a period of time.

Unless terminated earlier in accordance with its terms, the MSK license agreement as amended and restated, will continue on a country-by-country and licensed product-by-licensed product basis, until the later of: (a) expiration of the last valid claim embracing such licensed product; (b) expiration of any market exclusivity period granted by law with respect to such licensed product; or (c) ten (10) years from the first commercial sale in such country.

Advaxis

On February 24, 2017, SELLAS entered into a Research and Development Collaboration Agreement with Advaxis whereby SELLAS and Advaxis agreed to collaborate in a research program to evaluate, through a PoP trial, a clinical candidate comprised of the combination of Advaxis’ proprietary Lm-based antigen delivery technology and GPS. Unless terminated earlier in accordance with its terms, the Advaxis agreement will expire upon the earlier of: (a) completion of the PoP trial or (b) a decision by the parties to cease further development of the clinical candidate.

The Advaxis agreement provides for cost-sharing between the parties, with Advaxis being responsible for the costs of performing the research activities and filing any IND, cost-sharing for preparation of the IND, and SELLAS being responsible for the costs (exclusive of product costs) of conducting the PoP trial. SELLAS also agreed to make certain non-refundable milestone payments to Advaxis having an aggregate amount of up to $108.0 million, upon meeting certain clinical, regulatory and commercial milestones. In addition, if net sales exceed certain targets, SELLAS agreed to make non-refundable sales milestone payments up to $100.0 million and royalty payments based on specific royalty rates, with a maximum rate capped at a percentage rate in the low teens if net sales exceed $1.0 billion.

Merck & Co., Inc.

On September 21, 2017, SELLAS entered into a Clinical Trial Collaboration and Supply Agreement through a Merck & Co., Inc. subsidiary, Merck Sharp & Dohme B.V., or MSD, whereby SELLAS and MSD agreed to collaborate in a research program to evaluate GPS as it is administered in combination with MSD’s anti-PD-1 therapy pembrolizumab (Keytruda) in a Phase 1/2 clinical trial enrolling patients in up to five cancer indications, including both hematologic malignancies and solid tumors.

The purpose of the clinical trials is to determine if the administration of GPS in combination with pembrolizumab has the potential to demonstrate clinical activity in the presence of macroscopic disease, where monotherapy with either agent would have a more limited effect. The rationale for the study is based upon the presumed immunobiologic and pharmacodynamic synergy between the two agents, whereby the negative influence of tumor microenvironment factors on the immune response is mitigated by PD-1 inhibition (by pembrolizumab) thus allowing the patients’ own immune cells to invade and destroy cancerous growth deposits specifically sensitized against WT1 by GPS.

The Phase 1/2 trial will utilize a combination of GPS plus pembrolizumab (Keytruda) in patients with WT1+ relapsed or refractory tumors. Specifically, the study is expected to explore the following cancer indications: colorectal (arm enriched in but not exclusive to patients with microsatellite instability-low (MSI-L)), ovarian, small cell lung, triple-negative breast, and AML. This study will assess the efficacy and safety of the combination, comparing overall response rates and immune response markers achieved with the combination compared to prespecified rates based on those seen with pemrolizumab alone in comparable patient populations. The trial is anticipated to begin enrollment in the first half of 2018.

Manufacturing

SELLAS does not own or operate manufacturing facilities for the production of GPS, nor does it have plans to develop its own manufacturing operations in the foreseeable future. SELLAS currently depends on third-party contract manufacturers for all of its required raw materials, active pharmaceutical ingredients, and finished product candidate for its clinical trials. SELLAS does not have any current contractual arrangements for the manufacture of commercial supplies of GPS or any other product candidates that SELLAS may develop. SELLAS currently employs internal resources and third-party consultants to manage SELLAS’ manufacturing contractors.

Sales and Marketing

SELLAS has not yet defined its sales, marketing or product distribution strategy for its cancer immunotherapy product candidate or any future product candidates because GPS is still in pre-clinical or clinical development. SELLAS’ commercial strategy may include the use of strategic partners, distributors, a contract sale force, or the establishment of its own commercial and specialty sales force, as well as similar strategies for regions and territories outside the United States. SELLAS plans to further evaluate these alternatives as it approaches approval for the use of GPS for one or more indications.

Intellectual Property

SELLAS’ commercial success depends in part on its ability to avoid infringing the proprietary rights of third parties, its ability to obtain and maintain proprietary protection for its technologies where applicable and to prevent others from infringing its proprietary rights. SELLAS seeks to protect its proprietary technologies by, among other methods, evaluating relevant patents, establishing defensive positions, monitoring EU oppositions and pending intellectual property rights, preparing litigation strategies in view of the U.S. legislative framework and filing U.S. and international patent applications on technologies, inventions and improvements that are important to its business. SELLAS does not currently own any patents, and licenses its material patents for the development of GPS from MSK. As of September 30, 2017, SELLAS has licensed five U.S. patents and patent applications, as well as four international applications that were filed under the Patent Cooperation Treaty, or PCT, which relate to WT1 peptides and their use, including three international applications related to the component peptides of GPS. Any patents that have issued, and pending patent applications that may eventually issue claiming priority to these four PCT applications are expected to expire in November 30, 2024, October 17, 2026, April 10, 2027 and January 15, 2034, respectively, absent any adjustment or extension. The PCT is an international patent law treaty that provides a unified procedure for filing patent applications to protect inventions in each of its contracting states. Thus, a single PCT application can be converted into a patent application in any of the more than 145 PCT contracting states, and is considered a simple, cost-effective means for seeking patent protection in numerous regions or countries. This nationalization (converting into an application in any of the contracting states) typically occurs 18 months after the PCT application filing date. SELLAS’ first licensed PCT application was nationalized in 2006 in the United States, Australia, Canada and Europe. Any patents that may eventually issue claiming priority to these applications are expected to expire on November 30, 2024, absent any adjustment or extension. SELLAS also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary position.

The term of individual patents depends upon the legal term of the patents in countries in which they are obtained. In most countries, including the United States, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Three of SELLAS’ licensed U.S. patents will expire on March 22, 2026; October 26, 2031, and February 20, 2033, respectively, including patent term adjustment.

Competition

Cancer immunotherapy has become a significant growth area for the biopharmaceutical industry, attracting large pharmaceutical companies as well as small niche players. Generally, SELLAS’ principal competitors in the cancer immunotherapy market comprise both companies with currently approved products for various indications, such as manufacturers and checkpoint inhibitors, and companies currently engaged in cancer immunotherapy clinical development. The large players who have successfully obtained approval for cancer immunotherapy products include Bristol-Myers Squib Company, Merck & Co., Inc., Genentech, Inc. (a subsidiary of Roche Holding AG), AstraZeneca PLC, Celgene Corporation, and Johnson &Johnson.

Companies developing novel products with similar indications to those SELLAS is pursuing are expected to influence SELLAS’ ability to penetrate and maintain market share. Principal competitors for SELLAS’ AML indication include both companies with currently approved products in AML, such as Agios Pharmaceuticals, Inc. (the holder of U.S. rights to Idhifa), Novartis AG (the holder of rights to Rydapt), among others, as well as those with front-line chemotherapy drugs and maintenance therapies such as Jazz Pharmaceuticals plc (the holder of rights to Vyxeos), among others, as well as companies with drugs currently in development in AML. SELLAS’ principal competitors for the MPM indication include both companies with currently approved products in MPM, such as Eli Lilly and Co. (the holder of rights to Alimta), among others, as well as those with drugs currently in development in MPM.

Many of SELLAS’ competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than SELLAS does, and experience in obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. Accordingly, SELLAS’ competitors may be more successful than it in obtaining approval for cancer immunotherapy products and achieving widespread market acceptance. SELLAS’ competitors’ treatments may be more effectively marketed and sold than any products SELLAS may commercialize, thus causing limited market share before SELLAS can recover the expenses of developing and commercializing of its cancer immunotherapy product candidate.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of SELLAS’ competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These activities may lead to consolidated efforts that allow for more rapid development of cancer immunotherapy product candidates than SELLAS.

These competitors also compete with SELLAS in recruiting and retaining qualified scientific and management personnel, the ability to work with specific clinical contract organizations due to conflict of interest, and also the conduct of trials in the ability to recruit clinical trial sites and subjects for SELLAS’ clinical trials.

SELLAS expects any products that it develops and commercializes to compete on the basis of, among other things, efficacy, safety, price and the availability of reimbursement from government and other third-party payors. SELLAS’ commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are viewed as safer, more convenient or less expensive than any products that SELLAS may develop. SELLAS’ competitors also may obtain FDA or other regulatory approval for their products more rapidly than SELLAS may obtain approval for GPS or any other future product candidate, which could result in SELLAS’ competitors establishing a strong market position before SELLAS is able to enter the market.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those SELLAS is developing. SELLAS, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which SELLAS wishes to conduct studies or seek approval or licensure of its current or future product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is begun;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a Biologics License Application, or BLA, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with Good Clinical Practices; and

•	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually when significant changes are made.

The testing and approval process requires substantial time, effort and financial resources, and SELLAS cannot be certain that any approvals for its current or future product candidates will be granted on a timely basis, if at all. Prior to beginning the first clinical trial with a product candidate, SELLAS must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

When a trial using genetically engineered cells is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the clinical trial is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, and many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee, that discusses protocols that raise novel or particularly important scientific, safety, or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public. If the FDA allows the IND to proceed, but the RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process. Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or cGCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a clinical trial may move forward at designated check points based on access to certain data from the clinical trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical trial results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•	Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•	Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

•	Phase 4—In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA.

Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA requires payment of a substantial user fee to FDA, and the sponsor of an approved BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

Once a BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and SELLAS may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals, which could delay or preclude SELLAS from marketing its products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of SELLAS’ products under development.

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. For a Fast Track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. A Fast Track designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval. SELLAS has obtained Fast Track designation for GPS in AML and MPM.

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit.

In addition, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application. Breakthrough designation also allows the sponsor to file sections of the BLA for review on a rolling basis. SELLAS plans to seek designation as a breakthrough therapy for GPS in one or more indications.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan Drug designation must be requested before submitting a BLA. After the FDA grants Orphan Drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has Orphan Drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug exclusivity or if FDA finds that the holder of the Orphan Drug exclusivity has not shown that it can assure the availability of sufficient quantities of the Orphan Drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan Drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of Orphan Drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated Orphan Drug many not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, Orphan Drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. SELLAS plans to seek Orphan Drug designation for GPS in specific orphan indications in which there is a medically plausible basis for the use of GPS for such indications. SELLAS has obtained Orphan Drug designation for GPS in AML and MPM.

Post-Approval Requirements

Any products manufactured or distributed by SELLAS pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon SELLAS and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon SELLAS and any third-party manufacturers that SELLAS may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. SELLAS cannot be certain that SELLAS or its present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If SELLAS or its present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt SELLAS’ clinical trials, require SELLAS to recall a product from distribution, or withdraw approval of the BLA.

SELLAS relies, and expects to continue to rely, on third parties for the production of clinical quantities of its product candidates, and expects to rely in the future on third parties for the production of commercial quantities. Future FDA and state inspections may identify compliance issues at the facilities of SELLAS’ contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by SELLAS and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products.

Other Healthcare Laws and Compliance Requirements

SELLAS’ sales, promotion, medical education and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, other divisions of the Department of Health and Human Services and state and local governments. SELLAS’ promotional and scientific/educational programs must comply with the federal Anti-Kickback Statute, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act, physician payment transparency laws, privacy laws, security laws, and additional state laws similar to the foregoing.

The federal Anti-Kickback Statute prohibits, among other things, the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Many states have similar laws that apply to their state health care programs as well as private payors.

The False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposed new reporting requirements on drug manufacturers for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties. Certain states also mandate implementation of commercial compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare professionals.

SELLAS may also be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect.

If SELLAS’ operations are found to be in violation of any of such laws or any other governmental regulations that apply to it, SELLAS may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of its operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect SELLAS’ ability to operate its business and SELLAS’ financial results.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. SELLAS cannot assure you that its internal control policies and procedures will protect it from reckless or negligent acts committed by SELLAS’ employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on SELLAS’ business, results of operations and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party coverage and reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. Although SELLAS currently believes that third-party payors will provide coverage and reimbursement for its product candidate, if approved, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. SELLAS may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of its products. GPS for the indications that SELLAS develops may not be considered cost-effective. It is time consuming and expensive for SELLAS to seek coverage and reimbursement from third-party payors. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow SELLAS to sell its products on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect SELLAS’ ability to sell its products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Affordable Care Act was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Efforts to replace or repeal the Affordable Care Act have been repeatedly made, and SELLAS cannot know how any legislation that may be passed to repeal or replace the Affordable Care Act will impact its business and potential future business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, which will remain in effect through 2024 unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for SELLAS’ product candidate, if approved for one or more indications, and, accordingly, SELLAS’ financial operations.

SELLAS expects that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that SELLAS receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent SELLAS from being able to generate revenue, attain profitability or commercialize its drugs.

Foreign Regulation

In addition to regulations in the United States, SELLAS will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products to the extent SELLAS chooses to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. Additionally, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

In the EU, member states require both regulatory clearances by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, marketing authorization applications may be submitted under either a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. It is compulsory for medicines produced by certain biotechnological processes. Because SELLAS’ products are produced in that way, SELLAS would be subject to the centralized procedure. Under the centralized procedure, pharmaceutical companies submit a single marketing authorization application to the EMA. Once granted by the European Commission, a centralized marketing authorization is valid in all EU member states, as well as the EEA countries Iceland, Liechtenstein and Norway. By law, a company can only start to market a medicine once it has received a marketing authorization.

Facilities

SELLAS occupies 1,750 square feet of headquarters office in Hamilton, Bermuda under a lease that expires in November 2017. SELLAS also occupies 1,965 square feet of office space in New York, New York under a lease that expires in April 2019. Following expiration of the Bermuda lease, SELLAS plans to share office space at the same premises on a month-to-month basis as needed, and will relocate its headquarters to its New York, New York office space. SELLAS believes that its facilities are adequate for its current needs.

Employees

As of September 30, 2017, SELLAS employed nine full-time employees, four of whom were primarily engaged in research and development activities, and three of whom had an M.D. and/or Ph.D. degree. SELLAS has never had a work stoppage, and none of its employees is represented by a labor organization or under any collective bargaining arrangements. SELLAS considers its employee relations to be good.

Legal Proceedings

From time to time, SELLAS may be involved in legal proceedings in the ordinary course of business. SELLAS is currently not a party to any legal proceedings that SELLAS believes would have a material adverse effect on its business, financial condition or results of operations.

GALENA MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/consent solicitation statement and the consolidated financial statements of Galena and accompanying notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion of Galena’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Galena’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/consent solicitation statement. All forward-looking statements included in this proxy statement/prospectus/consent solicitation statement are based on information available to Galena as of the date hereof, and Galena assumes no obligation to update any such forward-looking statement.

You may have difficulty evaluating Galena’s business as Galena has transitioned from a development company to an integrated pharmaceutical company with commercial products and back to a development company within the last 2-3 years. During the quarter ended September 30, 2015, Galena completed a strategic review of the its commercial business, including the ongoing sale, distribution and marketing of its two former commercial products, Abstral (fentanyl) sublingual tablets and Zuplenz (ondansetron) Oral Soluble Film (Galena’s “commercial business” asset group). As a result of the review, Galena made a determination to sell or otherwise dispose of its commercial business, which was completed during the quarter ended December 31, 2015. These actions caused Galena to meet the relevant criteria for reporting its commercial business as held for sale and in discontinued operations. For these reasons, the historical consolidated financial information included in this annual report does not necessarily reflect the financial condition, results of operations or cash flows that Galena will achieve in the future.

Overview

Galena is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. Galena’s pipeline consists of multiple mid- to late-stage clinical assets, including Galena’s hematology asset, GALE-401, and Galena’s novel cancer immunotherapy programs including NeuVax (nelipepimut-S), GALE-301 and GALE-302. NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with MPNs, and Galena has completed a Phase 2 clinical trial of GALE-401 in patients with ET. If the Merger is completed, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by management of the continuing company post-Merger.

Galena is seeking to build value for shareholders through its pursuit of the following objectives:

•	Developing hematology and oncology assets through clinical development with a focus in areas of unmet medical need. Galena’s hematology asset is targeting the treatment of patients with ET to reduce elevated platelet counts. Galena’s immunotherapy programs are currently targeting two key areas: secondary prevention intended to significantly decrease the risk of disease recurrence in breast, gastric, and ovarian cancers; and primary prevention intended to prevent DCIS from becoming invasive breast cancer.

•	Evaluating strategic alternatives that may include continuing to advance the clinical programs as a stand-alone entity, a sale of the company, a business combination, merger or reverse merger (such as the Merger), and a license or other disposition of corporate assets of the company.

•	Leveraging partnerships and collaborations, as well as investigator-sponsored trial arrangements, to maximize the scope of potential clinical opportunities in a cost effective and efficient manner.

Recent Developments

In January 2017, Galena announced that the Galena Board had initiated a review of strategic alternatives that could result in changes to Galena’s business strategy and future operations, which has resulted in the Merger.

Merger Agreement

On August 7, 2017, Galena and SELLAS entered into the Merger Agreement. Under the Merger Agreement and the Bermuda Merger Agreement, Merger Sub, an indirect wholly owned subsidiary of Galena, will merge with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena. After the completion of the Merger, Galena will change its corporate name to “SELLAS Life Sciences Group, Inc.” as required by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement and the Bermuda Merger Agreement, at the effective time of the Merger, each outstanding SELLAS Share (other than the SELLAS Shares held or owned by Galena, SELLAS or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena Common Stock, based on the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9648 pre-Reverse Stock Split shares of Galena Common Stock. In connection with and immediately prior to the consummation of the Merger, and subject to obtaining the requisite stockholder approval pursuant to this proxy statement/prospectus/consent solicitation statement, Galena intends to effect the Reverse Stock Split of the outstanding shares of Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the Reverse Stock Split to be determined by the Galena Board, and agreed upon by SELLAS and publicly announced by press release. Accordingly, on a post-Reverse Stock Split basis, the Exchange Ratio would be within a range of approximately 124.9965 to 41.6655 post-Reverse Stock Split shares of Galena Common Stock. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in this proxy statement/prospectus/consent solicitation statement, and these estimates are subject to adjustment.

Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

Although Galena will be considered the legal acquirer of SELLAS, it is expected that SELLAS will be considered the accounting acquirer of Galena and therefore the Merger is expected to be accounted for as a “reverse acquisition.”

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of Galena’s financial statements requires management to make estimates, allocations and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to impairment of goodwill and long-lived assets, accrued liabilities, net revenue, and certain expenses. Galena’s estimates about the carrying values of assets and liabilities that are not readily apparent from other sources are based on historical experience and on other assumptions believed to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. Additionally, the financial information included here may not necessarily reflect the financial position, operating results, changes in Galena’s invested equity and cash flows in the future.

Galena’s significant accounting policies are summarized in the notes to Galena’s consolidated financial statements. Galena believes the following critical accounting policies involve significant judgments and estimates used in the preparation of Galena’s financial statements.

Research and Development Expenses

Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits and other operating costs, facilities, supplies, external services and overhead related to Galena’s research and development departments, and clinical trial expenses.

Clinical trial expenses include direct costs associated with contract research organizations, or CROs, as well as patient-related costs at sites at which Galena’s trials are being conducted.

Direct costs associated with Galena’s CROs are generally payable on a time and materials basis, or when certain enrollment and monitoring milestones are achieved. Expense related to a milestone is recognized in the period in which the milestone is achieved or in which Galena determines that it is more likely than not that it will be achieved.

The invoicing from clinical trial sites can lag several months. Galena accrues these site costs based on Galena’s estimate of upfront set-up costs upon the screening of the first patient at each site, and the patient related costs based on Galena’s knowledge of patient enrollment status at each site.

Stock-Based Compensation

Galena follows the provisions of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or ASC, Topic 718, “Compensation—Stock Compensation,” or ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options granted as consideration for services rendered by non-employees, Galena recognizes compensation expense in accordance with the requirements of FASB ASC Topic 505-50, “Equity Based Payments to Non-Employees.” Non-employee option grants that do not vest immediately upon grant are recorded as an expense over the vesting period of the underlying stock options. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes option-pricing model, will be re-measured using the fair value of Galena Common Stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

The fair value of each option grant is estimated using the Black-Scholes option-pricing model, with the following weighted average assumptions to determine the fair value of all its stock options granted:

	Six Months Ended June 30,
	2017	2016	2016	2015
Risk free interest rate	1.87%	1.41%	1.54%	1.67%
Volatility	116.41%	75.63%	101.13%	73.97%
Expected lives (years)	5.92	6.25	6.04	6.16
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

Galena’s expected common stock price volatility assumption is based upon the volatility of a basket of companies that Galena considers comparable to it. The expected life assumptions for employee grants were based upon the simplified method provided for under ASC 718-10, which averages the contractual term of the options of ten years with the average vesting term of four years for an average of six years. The expected life assumptions for non-employees were based upon the contractual terms of the options. The dividend yield assumption of zero is based upon the fact that Galena has never paid cash dividends and presently has no intention of paying cash dividends in the future. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates.

Galena has an estimated annualized forfeiture rate of 15.0% for options granted to employees, and 8.0% for options granted to senior management and no forfeiture rate for directors. Galena will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated.

Derivative Financial Instruments

During the normal course of business, from time to time, Galena issues warrants and options to vendors as consideration to perform services. Galena may also issue warrants as part of a debt or equity financing. Galena does not enter into any derivative contracts for speculative purposes.

Galena recognizes all derivatives as assets or liabilities measured at fair value with changes in fair value of derivatives reflected as current period income or loss unless the derivatives qualify for hedge accounting and are accounted for as such. During the six months ended June 30, 2017 and years ended December 31, 2016 and 2015, Galena issued warrants to purchase approximately 19,557,000, 1,382,159 and 700,320 shares of common stock, respectively, in connection with equity transactions. In accordance with ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Stock,” the fair value of these warrants is required to be recorded as a liability, as the holders have an option to put the warrants back to Galena in certain events, as defined, and the warrants are determined not to be indexed to the Galena Common Stock.

The derivative liabilities are remeasured each period-end to the estimated fair value. The fair value of Galena’s derivative liabilities is estimated using the appropriate pricing model, with the following used for the initial measurement of warrants granted:

	Six Months Ended June 30, 2017	2016	2015
Risk free interest rate	1.15%	1.77%	1.41%
Volatility	117.11%	119.08%	73.41%
Expected lives (years)	5	5	5
Expected dividend yield	0.00%	0.00%	0.00%

Galena’s expected common stock price volatility assumption is based upon the volatility of a basket of companies that Galena considers comparable to it. The expected life assumptions for the warrants are estimated to coincide with the contractual terms of the warrants.

Business Combinations and Asset Purchases

Galena allocates the purchase price of Galena’s acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Some of the items, including property and equipment, other intangible assets, certain accrued liabilities and other reserves require a degree of management judgment. Certain estimates may change as additional information becomes available. Management finalizes the purchase price allocation within 12 months of the acquisition date as certain initial accounting estimates are resolved.

Goodwill, Other Intangible Assets and Impairment of Long-Lived Assets

Goodwill and Intangible Assets—Goodwill and indefinite-lived intangible assets are not amortized but are tested annually for impairment at the reporting unit level, or more frequently if events and circumstances indicate impairment may have occurred. Factors Galena considers important that could trigger an interim review for impairment include, but are not limited to, the following:

•	significant changes in the manner of its use of acquired assets or the strategy for its overall business;

•	significant negative industry or economic trends;

•	significant decline in stock price for a sustained period; and

•	significant decline in market capitalization relative to net book value.

Goodwill and other intangible assets with indefinite lives are evaluated for impairment first by a qualitative assessment to determine the likelihood of impairment. If it is determined that impairment is more likely than not, Galena will then proceed to the two step impairment test. The first step is to compare the fair value of the reporting unit to the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, a second step must be followed to calculate impairment. Otherwise, if the fair value of the reporting unit exceeds the carrying amount, the goodwill is not considered to be impaired as of the measurement date. In its review of the carrying value of the goodwill for its single reporting unit and its indefinite-lived intangible assets, Galena determines fair values of its goodwill using the market approach, and its indefinite-lived intangible assets using the income approach.

Intangible assets not considered indefinite-lived are reviewed for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable. Galena’s policy is to identify and record impairment losses, if necessary, on intangible product rights when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Galena performed its review for impairment using the qualitative assessment for both goodwill and indefinite-lived intangible assets, and has determined that there was no impairment to these assets as of June 30, 2017.

Acquisitions and In-Licensing—For all in-licensed products and technologies, Galena performs an analysis to determine whether it holds a variable interest or a controlling financial interest in a variable interest entity. On the basis of Galena’s interpretations and conclusions, Galena determines whether the acquisition falls under the purview of variable interest entity accounting and if so, consider the necessity to consolidate the acquisition. As of June 30, 2017, Galena determined there were no variable interest entities required to be consolidated.

Galena met the relevant criteria for reporting the commercial operations as held for sale as of September 30, 2015, and as a result, assessed the commercial asset group for impairment pursuant to ASC 360, Property, Plant, and Equipment. The net carrying value of the commercial asset group was compared to its fair value as of September 30, 2015. Galena determined that the fair value using a risk adjusted net present value of deal consideration received from bids from potential acquirers. Galena determined that the carrying value exceeded its fair value and as a result recorded an $8.1 million impairment charge on assets classified as held for sale in the quarterly period ended September 30, 2015.

Refer to Note 12 of the notes to Galena’s audited consolidated financial statements for further information regarding the acquisition of Abstral U.S. rights and Note 15 to Galena’s audited consolidated financial statements as to Galena’s reporting the commercial operations as held for sale and in discontinued operations.

Valuation of Contingent Purchase Price Consideration

Acquisitions may include contingent consideration payments based on the achievement of certain future financial performance measures of the acquired company (earnout). Contingent consideration is required to be recognized at fair value as of the acquisition date. Galena estimates the fair value of these liabilities based on financial projections of the acquired companies and estimated probabilities of achievement. Galena believes Galena’s estimates and assumptions are reasonable; however, there is significant judgment involved. Galena evaluates, on a routine, periodic basis, the estimated fair value of the contingent consideration and changes in estimated fair value, subsequent to the initial fair value estimate at the time of the acquisition, are reflected in income or expense in the consolidated statements of comprehensive loss. Changes in the fair value of contingent consideration obligations may result from changes in discount periods and rates, changes in the timing of development milestones achieved and changes in probability assumptions with respect to the likelihood of achieving the various earnout criteria. Any changes in the estimated fair value of contingent consideration may have a material impact on Galena’s operating results.

Legal Fees and Insurance Recoveries

There can be a significant time lag between the time that legal fees are incurred and the insurance reimbursement available to offset the related costs. The legal costs are recorded in the period they are incurred, and the insurance recoveries for those costs are recorded in the period when the insurance reimbursement is deemed probable.

Results of Operations for the Three and Six Months Ended June 30, 2017 and 2016

For the three months ended June 30, 2017, Galena’s net loss was $8.4 million compared with net income of $5.4 million for the three months ended June 30, 2016. Net income during the three months ended June 30, 2016 was primarily driven by two significant non-cash adjustments included in non-operating income, including a $14.4 million gain on Galena’s warrant liability due a significant decrease in Galena’s stock price in the quarter and a $5.5 million gain on Galena’s contingent purchase price liability based on its revaluation following the discontinuation of Galena’s PRESENT clinical trial during the quarter. Non-operating income totaled $17.6 million for the three months ended June 30, 2016 compared to non-operating expense of $2.2 million for the three months ended June 30, 2017. Operating loss decreased $4.4 million, or 47.15%, from the second quarter of 2016 compared to the second quarter of 2017 primarily due to reducing expenses following the discontinuation of Galena’s PRESENT clinical trial in the second quarter of 2016.

For the six months ended June 30, 2017, Galena’s net loss was $20.1 million compared with a net loss of $11.1 million for the six months ended June 30, 2016. Net loss during the six months ended June 30, 2016 was primarily driven by two significant non-cash adjustments included in non-operating income, including a $10.5 million gain on Galena’s warrant liability due a significant decrease in Galena’s stock price and a $5.3 million gain on Galena’s contingent purchase price liability based on its revaluation following the stopping of Galena’s PRESENT clinical trial during the second quarter. Non-operating income totaled $13.4 million for the six months ended June 30, 2016 compared to non-operating income of $0.6 million for the six months ended June 30, 2017. Operating loss decreased $8.3 million, or 45.24%, from the first half of 2016 compared to the first half of 2017 primarily due reducing expenses following to the discontinuation of Galena’s PRESENT clinical trial in the second quarter of 2016. The increase in loss from discontinued operations was due to the oral agreement in principle with USAO NJ and DOJ that includes a $7.5 million civil payment accrued during the first quarter of 2017, partially offset by decreased channel obligations and legal defense costs related to Galena’s former commercial products. The oral agreement in principle is further discussed in Note 5 to Galena’s unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus/consent solicitation statement and above in “Galena Business—Legal Proceedings.”

Further analysis of the changes and trends in Galena’s operating results are discussed below.

(dollars in thousands)	Three Months Ended June 30,
	2017	2016	% Change
Operating loss	$(4,911)	$(9,292)	(47)%
Non-operating income (expense)	(2,191)	17,570	(112)%

Loss from discontinued operations	(1,302)	(2,889)	(55)%

Net income (loss)	$(8,404)	$5,389	(256)%

Net income (loss) per common share, basic:
Basic net income (loss) per share, continuing operations	$(0.19)	$0.91	(121)%

Basic net income (loss) per share, discontinued operations	$(0.03)	$(0.32)	(91)%

Basic net income (loss) per share	$(0.22)	$0.59	(137)%

Net income (loss) per common share, diluted:
Diluted net income (loss) per share, continuing operations	$(0.19)	$0.90	(121)%

Diluted net income (loss) per share, discontinued operations	$(0.03)	$(0.32)	(91)%

Diluted net income (loss) per share	$(0.22)	$0.58	(138)%

(dollars in thousands)	Six Months Ended June 30,
	2017	2016	% Change
Operating loss	$(9,999)	$(18,260)	(45)%
Non-operating income	615	13,436	(95)%
Loss from discontinued operations	(10,738)	(6,280)	71%

Net income (loss)	$(20,122)	$(11,104)	81%

Net loss per common share:
Basic and diluted net loss per share, continuing operations	$(0.29)	$(0.13)	123%

Basic and diluted net loss per share, discontinued operations	$(0.34)	$(0.17)	100%

Basic and diluted net loss per share	$(0.63)	$(0.30)	110%

Research and Development Expense

Research and development expense consists primarily of clinical trial expenses, compensation-related costs for Galena’s employees dedicated to research and development activities, and licensing fees. Research and development expense for the three and six months ended June 30, 2017 and 2016, respectively, was as follows (dollar amounts in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	% Change	2017	2016	% Change
Research and development expense	$2,044	$6,175	(67)%	$4,406	$11,618	(62)%

Research and development expenses are comprised of both (i) directs costs, which are mainly contract research organizations costs, materials and supplies, licenses and fees, consultancy fees, and milestone payments and (ii) internal or indirect costs which are mainly personnel costs, including salaries, benefits and stock-based compensation, and overhead allocations consisting of various support and facilities-related costs.

We do not track total research and development expenses by product candidate, therapeutic area or development phase, as we do not allocate internal or indirect costs by product candidate, therapeutic area or development phase. However, we manage our research and development expenses by identifying the research and development activities we anticipate will be performed during a given period and then prioritizing efforts based on scientific data, probability of successful development, market potential, available human and capital resources and other considerations. We continually review our R&D pipeline and the status of development and, as necessary, reallocate resources among the R&D portfolio that we believe will best support the future growth of our business.

The majority of our research and development expenses for the three and six months ended June 30, 2017 relate to our three ongoing investigator sponsored studies with NeuVax and internal work on our GALE-401 in preparation for a potential Phase 3 study. The significant decrease in research and development costs from the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016 was due to the reduction in expenses following the close down of our Phase 3 PRESENT trial upon the recommendation of the IDMC in the third quarter of 2016. In addition, research and development headcount has decreased from fourteen at June 30, 2016 to three at June 30, 2017. We have reduced usage of outside service providers during 2017 in order to preserve capital and remain focused on our ongoing development programs.

Direct and unallocated indirect costs associated with research and development expense for the three and six months ended June 30, 2017 and 2016, respectively, were as follows (dollars in thousands):

		Three Months Ended June 30,		Six Months Ended June 30,
	Therapeutic Area	2017	2016	2017	2016
Direct Costs
GALE 401 (Anagelide CR)	Essential Thrombocythemia	$209	$123	$544	$181
NeuVax™	Node-positive or node negative/triple negative HER2 IHC 1+/2+	180	3,927	577	7,066
NeuVax™ + Herceptin*	Node-positive or node negative/triple negative HER2 IHC 1+/2+	417	604	939	1,105
NeuVax™ + Herceptin*	High risk, node-positive or negative, HER2 IHC 3+	170	75	396	218
GALE 301 + GALE 302	Ovarian & Breast	130	—	130	243
Indirect Costs		938	1,446	1,820	2,805

Total		$2,044	$6,175	$4,406	$11,618

General and Administrative Expense

General and administrative expense includes compensation-related costs for Galena’s employees dedicated to general and administrative activities, legal fees, audit and tax fees, consultants and professional services, and general corporate expenses. General and administrative expense for the three and six months ended June 30, 2017 and 2016, respectively, was as follows (dollars in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	% Change	2017	2016	% Change
General and administrative expense	$2,867	$3,117	(8)%	$5,593	$6,642	(16)%

The 8% decrease in selling, general, and administrative expense for the three months ended June 30, 2017 compared to the three months ended June 30, 2016 was driven by a $0.4 million decrease in non-cash stock based compensation. The 16% decrease in selling, general, and administrative expense for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was driven by a $0.7 million decrease in non-cash stock based compensation, as well as a $0.3 million decrease in directors and officer’s insurance.

Non-Operating Income (Expense), Net

Non-operating income (expense), net for the three months ended June 30, 2017 and 2016, respectively, was as follows (dollars in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	% Change	2017	2016	% Change
Litigation settlement	$(1,300)	$(1,800)	—%	$(1,300)	$(1,800)	—%
Change in fair value of warrants potentially settleable in cash	(185)	14,392	(101)%	3,707	10,520	(65)%
Interest expense, net	(687)	(519)	32%	(1,660)	(611)	172%
Change in fair value of the contingent purchase price liability	(19)	5,497	(100)%	(132)	5,327	(102)%

Total non-operating income (expense), net	$(2,191)	$17,570	(112)%	$615	$13,436	(95)%

The changes in Galena’s net non-operating income (expense) during the three and six months ended June 30, 2017 compared to the three months ended June 30, 2016 was primarily due to significant decreases in the fair value of warrants accounted for as liabilities and the fair value of the contingent purchase price liability. These $14.4 million and $10.5 million decreases in the estimated fair value of Galena’s warrant liabilities during the three and six months ended June 30, 2016, respectively, were primarily due to the decrease in the price of the Galena Common Stock, which is one of the most impactful inputs to the pricing model Galena uses to estimate the fair value of Galena’s warrant liabilities. During the second quarter of 2017 Galena’s stock price remained relatively flat resulting in a $0.2 million non-cash loss on Galena’s warrant liabilities; however, during the six months ended June 30, 2017 Galena’s stock price declined significantly resulting in a $3.7 million non-cash gain on Galena’s warrant liabilities. In addition to the significant decrease in the fair value of warrants during the three and six months ended June 30, 2016, Galena’s contingent purchase price consideration related to the approval of NeuVax also decreased. The interim analysis of the PRESENT Phase 3 clinical trial and subsequent discontinuation of the trial triggered an intangible asset and goodwill impairment analysis of the carrying amount and the fair value was determined to exceed the carrying amount as of June 30, 2016 based on the other ongoing and planned trials with NeuVax. Galena determined the fair value of the contingent purchase price consideration at each reporting period and the lower probability and extended time line for marketing approval were updated to align with the valuation performed of NeuVax resulting in the significant decrease in the fair value which are the two largest variables impacting the liability during the three and six months ended June 30, 2016.

The change in fair value of warrants and the change in contingent purchase price consideration are both non-cash. Management believes these adjustments may not always accurately reflect the operating, economic activities, or obligations undertaken by Galena.

Income Taxes

For the three and six months ended June 30, 2017 and 2016, there was no income tax benefit or expense recognized.

Discontinued Operations

Galena sold the assets of Galena’s commercial business during the fourth quarter of 2015. Galena believes this disposition allows Galena to focus Galena’s resources on its clinical development programs and maximize the value of these assets to Galena’s shareholders.

The following table represents the components attributable to the commercial operations that are presented in the condensed consolidated statements of operations as discontinued operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Additional channel obligations	(105)	(656)	(428)	(1,666)
Selling, general, and administrative	(897)	(2,233)	(2,510)	(4,614)
Settlement associated with USAO NJ and DOJ (Note 5)	(300)	—	(7,800)	—

Loss from discontinued operations	$(1,302)	$(2,889)	$(10,738)	$(6,280)

Discontinued operations are comprised of net revenue, cost of revenue, and expenses attributable to Galena’s commercial operations, which were sold in the fourth quarter of 2015.

•	Additional Channel Obligations included in discontinued operations is comprised of larger than anticipated rebates of Abstral sales that Galena was responsible for through the end of the first quarter of 2016. The increase in rebates was driven by larger than expected volumes through these rebate channels and additional price protection provisions. The increase in rebates was partially offset by lower than expected patient assistance program reimbursement. The additional channel obligations for the second quarter and first half of 2017 relate to adjusted Medicaid billings from previous quarters since the first quarter of 2014 and trailing returns from Galena’s former commercial products expiring in the fourth quarter of 2016.

•	Selling, general and administrative expense included in discontinued operations consists of all other expenses of Galena’s commercial operations that are required in order to market and sell Galena’s marketed products. These expenses include all personnel related costs, marketing, data, consulting, legal, consulting, and other outside services necessary to support the commercial operations. During the three and six months ended June 30, 2017, Galena incurred $0.9 million and $2.5 million, respectively, related to legal expenses from external counsel associated with Galena’s cooperation with the USAO NJ and DOJ’s investigation of the sales and marketing practices of Abstral. The settlement recorded in the second quarter of 2017 relates oral agreement with the attorneys for the relator in the qui tam action to settle their statutorily mandated attorney fees award. These legal proceedings are disclosed in Note 5 to Galena’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement and above in “Galena Business—Legal Proceedings.”

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

For the year ended December 31, 2016, Galena’s net loss was $23.5 million compared with net losses of $63.9 million and $36.6 million for the years ended December 31, 2015 and 2014, respectively. The $40.4 million decrease in net loss from 2015 to 2016 was primarily driven by a $25.4 million increase in non-operating income and $12.5 million decrease in loss from discontinued operations. The loss from discontinued operations for the year ended December 31, 2015 includes an $8.1 million impairment charge recognized in the third quarter of 2015 and $4.5 million in the loss on the sale of the commercial assets. The $27.3 million increase in net loss from 2014 to 2015 was primarily driven by a $16.6 million increase in loss from discontinued operations, which includes the one time impairment charge and loss on the sale of commercial assets in 2015. In addition, 2015 had an increase of $20.0 million in non-operating expense and a $9.7 million decrease in operating loss compared to 2014.

				% Change
(dollars in thousands)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
Operating loss	$(31,867)	$(34,220)	$(43,900)	(7)%	(22)%
Non-operating income (expense)	21,009	(4,371)	15,616	N/A	N/A
Income tax	(243)	(365)	—	(33)%	N/A
Loss from discontinued operations	(12,448)	(24,946)	(8,322)	(50)%	200%

Net loss	$(23,549)	$(63,902)	$(36,606)	(63)%	75%

Net loss per common share:
Basic and diluted net loss per share, continuing operations	$(1.11)	$(5.02)	$(4.74)	(78)%	6%

Basic and diluted net loss per share, discontinued operations	$(1.25)	$(3.21)	$(1.39)	(61)%	131%

Basic and diluted net loss per share	$(2.36)	$(8.23)	$(6.13)	(71)%	34%

Further analysis of the changes and trends in Galena’s operating results are discussed below.

Research and Development Expense

Research and development expense consists primarily of clinical trial expenses and compensation-related costs for Galena’s employees dedicated to research and development activities, compensation paid to Galena’s Scientific Advisory Board members, and licensing fees. Research and development expense for the years ended December 31, 2016, 2015 and 2014 were as follows (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,
	2016	2015	% Change	2015	2014	% Change
Research and development expense	$19,860	$23,611	(16)%	$23,611	$27,674	(15)%

The majority of Galena’s research and development expenses to date relate to Galena’s Phase 3 PRESENT clinical trial using NeuVax as a HER2 directed cancer immunotherapy under evaluation to prevent breast cancer recurrence after standard of care treatment. The trial costs were more significant during the recruitment and enrollment phase. Galena established more than 140 sites in 13 counties and screened over 3,300 patients in order to enroll qualifying patients who currently have no available treatment options to maintain their disease-free status after their standard of care. Once the patient was enrolled, they received vaccination and were to be monitored for a minimum of three years for recurrence of breast cancer, development of other cancers, or death. On April 14, 2015 Galena announced the completion of over-enrollment in the PRESENT trial of 758 patients, which was 7.7% higher than called for under Galena’s FDA-approved Special Protocol Assessment.

The decrease in research and development expense of 16% for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to the decrease in enrollment efforts surrounding the Phase 3 PRESENT clinical trial, and ultimately the closing of that trial in the third quarter of 2016 as a result of the recommendation from the IDMC that the trial was futile. The decrease was partially offset by additional consulting expenses incurred in connection with the investigation of the PRESENT trial data to attempt to determine the cause of the futility conclusion.

The completion of over-enrollment in April 2015 reduced expenses related to the trial as Galena entered the monitoring phase and continued toward Galena’s interim safety and futility analysis on June 24, 2016, which resulted in the discontinuation and eventual closing of the Phase 3 PRESENT trial in the third quarter of 2016. The decrease in recruitment and enrollment expenses related to the Phase 3 PRESENT clinical trial were partially offset by recruitment, enrollment, and monitoring expenses in Galena’s other ongoing or planned clinical trials.

General and Administrative Expense

General and administrative expense includes compensation-related costs for Galena’s employees dedicated to general and administrative activities, legal fees, audit and tax fees, consultants and professional services, and general corporate expenses. General and administrative expense for the years ended December 31, 2016 and 2015 were as follows (dollars in thousands):

	Year Ended December 31,
	2016	2015	% Change
General and administrative expense	$12,007	$10,609	13%

The year-over-year increase was primarily related to $0.8 million of additional legal expenses related to reaching an agreement in principle for a proposed settlement that would resolve an investigation by the staff of the SEC, $0.4 million increase in non-cash stock-based compensation, and $0.4 million increase in outside services. These increases were partially offset by a $0.3 million decrease in insurance related expenses.

Selling, general and administrative expense for the years ended December 31, 2015 and 2014 was as follows (dollars in thousands):

	Year Ended December 31,
	2015	2014	% Change
General and administrative expense	$10,609	$16,226	(35)%

The year-over-year decrease was significantly impacted by the reduction in legal expenses related to the ongoing litigation and proceedings, which were approximately $7 million in 2014. Galena exceeded the retention (deductible) under its insurance policy during the third quarter of 2014, and therefore realized insurance recoveries of $2 million that partially offset these fees. In 2015, excluding legal expenses associated with the litigation settlement, the majority of the legal expenses incurred were paid by Galena’s insurance carriers. In addition to a reduction in legal expenses, non-cash stock-based compensation decreased $3.3 million from 2014 to 2015.

Non-Operating Income (Expense)

Non-operating income (expense) for the year ended December 31, 2016 and 2015 was as follows (dollars in thousands):

	Year Ended December 31,
	2016	2015	$ Change
Non-operating income (expense):
Litigation settlement	$(2,750)	$(5,282)	$2,532
Change in fair value of warrants potentially settleable in cash	22,220	1,162	21,058
Interest expense, net	(3,508)	(760)	(2,748)
Change in fair value of the contingent purchase price liability	5,047	509	4,538

Total non-operating income (expense), net	$21,009	$(4,371)	$25,380

The increase to Galena’s non-operating income in 2016 was primarily due to a $21.1 million increase in the non-cash gain on Galena’s fair value of warrants accounted for as liabilities. The decrease in the estimated fair value of Galena’s warrant liabilities was primarily due to the decrease in the price of the Galena Common Stock, which declined 93% in 2016. In addition to the decrease in the fair value of warrants, Galena’s contingent purchase price consideration related to the approval of NeuVax also decreased by $4.5 million from 2015 to 2016. The interim analysis of the Phase 3 PRESENT clinical trial and subsequent close down of the trial triggered an intangible asset and goodwill impairment analysis of the carrying amount and the fair value was determined to exceed the carrying amount based on the other ongoing and planned trials with NeuVax. The contingent purchase price consideration is fair valued at each reporting period and the lower probability and extended time line for approval were updated to align with the valuation performed of NeuVax and significantly decreased the fair value which are the two largest variables impacting the liability.

The gains recognized from the changes in the fair values of Galena’s warrant liability and contingent purchase price liability were partially offset by $2.8 million in litigation settlements and $3.5 million of interest expense. The litigation settlements in 2016 are comprised of $1.8 million of opt-out cases from Galena’s class action settlement that was settled in 2015 and $1.0 million related to the proposed settlement framework with the SEC. The increase of $2.7 million of interest expense was driven by the interest on Galena’s debenture, including amortization of discounts and debt issuance costs.

Non-operating income (expense) for the year ended December 31, 2015 and 2014 was as follows (dollars in thousands):

	Year Ended December 31,
	2015	2014	$ Change
Non-operating income (expense):
Litigation settlement	$(5,282)	$—	$(5,282)
Change in fair value of warrants potentially settleable in cash	$1,162	$16,556	$(15,394)
Interest income (expense), net	(760)	(1,110)	350
Change in fair value of the contingent purchase price liability	509	170	339

Total non-operating income (expense), net	$(4,371)	$15,616	$(19,987)

The increase to Galena’s non-operating expense in 2015 was primarily due to a $15.4 million decrease in the non-cash gain of the fair value of Galena’s warrants accounted for as liabilities. The $1.2 million non-cash gain on the fair value of Galena’s warrant liabilities in 2015 was primarily due to a 3% decrease in the price of the Galena Common Stock, which is one of the most impactful inputs into the pricing model Galena uses to estimate the fair value of its warrant liabilities. The $16.6 million non-cash gain on the fair value of Galena’s warrant liabilities 2014 was primarily due to a 70% decrease in the price of the Galena Common Stock.

In addition to the change in Galena’s warrant liability, on December 4, 2015 Galena announced the settlement of the In re Galena Biopharma, Inc. Derivative Litigation and In re Galena Biopharma, Inc. Securities Litigation. The majority of the $20.0 million settlement payment for settlement of In re Galena Biopharma, Inc. Securities Litigation was covered by Galena’s insurance carriers and $3.3 million was paid by Galena through a combination of $2.3 million in cash and $1.0 million in shares of Galena Common Stock. In addition, to obtain the agreement of the insurance carriers to fund most of the settlement, Galena also agreed to pay all outstanding defense attorney fees going forward with respect to this litigation and opt out securities litigation amounting to about $2.0 million.

Income Taxes

For the years ended December 31, 2016 and 2015, Galena recognized income tax expenses of $0.2 million and $0.4 million, respectively. There was no income tax expense or benefit during the year ended December 31, 2014. Galena continues to maintain a full valuation allowance against Galena’s net deferred tax assets.

Loss from Discontinued Operations

During the quarter ended September 30, 2015, Galena completed a strategic review of its commercial business and operations, and as a result of that review Galena sold the assets of its commercial business during the fourth quarter of 2015. Galena’s loss from discontinued operations for the year ended December 31, 2016 was $12.4 million compared with losses from discontinued operations of $24.9 million and $8.3 million for the years ended December 31, 2015 and 2014, respectively.

The following table represents the components attributable to the commercial business in 2016, 2015 and 2014 that are presented in the consolidated statements of comprehensive loss as discontinued operations (in thousands):

	2016	2015	2014
Net revenue	$—	$9,734	$9,319
Additional channel obligations	(2,886)	—	—
Cost of revenue	—	(1,780)	(1,403)
Amortization of certain acquired intangible assets	—	(921)	(440)
Research and development	—	(355)	(680)
Selling, general, and administrative	(9,562)	(17,655)	(15,118)
Impairment charge from classification as held for sale	—	(8,071)	—
Loss on sale of commercial business assets	—	(4,549)	—
Severance and exit costs	—	(1,349)	—

Loss from discontinued operations	$(12,448)	$(24,946)	$(8,322)

The 2016, 2015 and 2014 discontinued operations are comprised of the net revenue, cost of revenue, and expenses attributable to Galena’s commercial operations, which Galena sold in the fourth quarter of 2015.

•	Net Revenue included in discontinued operations comprises revenue from the sale of Abstral, which was provided by Galena’s commercial operations.

•	Additional Channel Obligations included in discontinued operations in the first quarter of 2016 is comprised of larger than anticipated rebates of Abstral sales that Galena was responsible for through the end of the first quarter of 2016. The increase in rebates was driven by larger than expected volumes through these rebate channels and additional price protection provisions. The increase in rebates was partially offset by lower than expected patient assistance program reimbursement. The additional channel obligations for the year ended December 31, 2016 relate to adjusted Medicaid billings from previous quarters since the first quarter of 2014 and additional returns received.

•	Cost of revenue included in discontinued operations consists of direct product costs and related overhead, Abstral royalties based on net revenue, inventory obsolescence, and other direct costs.

•	Research and development expense included in discontinued operations consists of expenses related to Galena’s Abstral RELIEF trial and other product stability costs.

•	Selling, general and administrative expense included in discontinued operations consists of all other expenses of Galena’s commercial operations that were required in order to market and sell Galena’s marketed products. These expenses include all personnel related costs, marketing, data, consulting, legal, consulting, and other outside services necessary to support the commercial operations. During 2016 Galena incurred $9.2 million related to legal expenses from external counsel associated with an internal and government investigation, and from cooperating, and document production for the subpoenas related to the sales and marketing practices of Abstral.

•	Impairment charge from classification as held for sale included in discontinued operations consists of impairment recognized from determining that the carrying value exceeds the fair value of the assets.

•	Loss on sale of commercial business assets included in discontinued operations consists of the calculation of the gain or loss recognized upon the sale of Galena’s commercial products, Abstral and Zuplenz, and their related assets.

•	Severance and exit costs included in discontinued operations consists of one-time termination benefits provided to employees that were part of the commercial business and did not accept employment opportunities at the companies who purchased Abstral and Zuplenz. In addition to severance costs there are costs included to terminate contracts prior to their contractual term with no economic benefit to Galena.

Liquidity and Capital Resources

Galena had cash and cash equivalents of approximately $18.1 million as of December 31, 2016 and $18.1 million as of June 30, 2017, compared with $29.7 million as of December 31, 2015.

The decrease of approximately $11.6 million in cash and cash equivalents from December 31, 2015 to December 31, 2016 was attributable to $44.9 million net cash used in operating activities and $5.6 million principal payments on long-term debt. The decrease was partially offset by $33.5 million net proceeds received from the sale of Galena Common Stock.

During the six months ended June 30, 2017, Galena raised funds of $15.5 million in net proceeds from issuance of Galena Common Stock and warrants to purchase Galena Common Stock and $4.5 million in redemptions of the Debenture paid by Galena in shares of Galena Common Stock. Principal redemptions of the Debenture paid in shares of Galena Common Stock result in the release of restricted cash to unrestricted cash. The increase was offset by $20.0 million used in operating activities. The outstanding principal balance on the Debenture as of June 30, 2017 was $13.2 million and is maintained by Galena as restricted cash.

Galena expects to continue to incur operating losses as Galena continues to advance its product candidates through the drug development and the regulatory process. In the absence of revenue, Galena’s potential sources of operational funding are proceeds from the sale of equity, funded research and development payments, debt financing arrangements, and payments received under partnership and collaborative agreements. Galena cannot provide assurances that its plans for sources and uses of cash will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates. While Galena is advancing its product candidates, Galena continues to explore ways to raise additional capital, whether through a sale of equity or debt securities, a strategic business transaction, the establishment of other funding facilities, licensing arrangements, asset sales or other means. Galena may need to raise additional capital to fund its operations, regardless of whether the Merger is completed.

In addition to the funds raised through underwritten public offerings and the Debenture, Galena maintains a purchase agreement with LPC and the ATM with future availability of $2.0 million and $19.1 million, respectively subject to certain terms and conditions. Galena cannot currently use the ATM and the purchase agreement with LPC because Galena is not currently eligible to use a Form S-3 registration statement, and it does not expect to be eligible to use a Form S-3 registration statement until late April 2018 at the earliest. In addition, Galena may be able to raise additional funds through amendments to the outstanding warrants and one or more private or public offerings. Once Galena becomes eligible to use a Form S-3 registration statement, Galena expects to be able to use the ATM and its purchase agreement with LPC to fund its operations going forward, subject to terms of those instruments. However, even if Galena becomes eligible to use a form S-3 registration statement in April 2018, unless the market value of the Galena Common Stock held by non-affiliates of Galena increases to at least $75 million, Galena will be limited in the amounts it may sell under Form S-3.

On January 31, 2017, Galena announced that the Galena Board had initiated a process to explore a range of strategic alternatives focused on maximizing stockholder value. As a result of this process, on August 7, 2017, Galena entered into the Merger Agreement whereby SELLAS will become an indirect wholly owned subsidiary of Galena. Pursuant to the terms and subject to the conditions of the Merger Agreement, upon consummation of the Merger, Galena stockholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and (b) SELLAS shareholders immediately prior to the effective time of the Merger are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, each calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

Galena cannot provide assurances that its plans for sources and uses of cash will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates. Galena may need to raise additional capital to fund its operations, whether through a sale of equity or debt securities, a strategic business transaction, the establishment of other funding facilities, licensing arrangements, asset sales or other means, in order to continue the development of Galena’s product candidates and to support its other ongoing activities. However, Galena cannot be certain that it will be able to raise additional capital on favorable terms, or at all, which raises substantial doubt about Galena’s ability to continue as a going concern. Galena is currently evaluating its capital requirements in light of both pursuing the Merger and funding the development of its clinical programs. In addition, Galena is working with SELLAS to develop a comprehensive capital program to fund all product development programs currently prioritized by SELLAS and Galena subsequent to the Merger. For example, the Merger Agreement states that subsequent to the Merger, Galena will use commercially reasonable best efforts to fund the NeuVax ongoing programs, which has a budget of up to $3.0 million, through December 31, 2019.

The unrestricted cash and cash equivalents as of August 14, 2017 will fund Galena’s operations for at least eight months from August 14, 2017, the date that the unaudited condensed consolidated financial statements as of June 30, 2017 were issued. This projection is based on Galena’s current limited operations and estimates of resolution and legal expenses associated with the ongoing government investigation and legal matters pending against Galena, and is subject to changes in Galena’s operating plans, legal matters, uncertainties inherent in Galena’s business, transaction costs incurred at closing of the Merger, that could individually or in the aggregate cause Galena to need to seek to replenish its existing cash and cash equivalents sooner than Galena projects and in greater amounts than Galena had projected. There is no guarantee that any debt, additional equity or other funding will be available to Galena on acceptable terms, or at all. If Galena fails to obtain additional funding when needed or the Merger is not completed, Galena would be forced to scale back, or terminate, its operations and may not be able to consummate the Merger. Galena prepared the consolidated financial statements using the generally accepted accounting principles applicable to a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities amounts that may be necessary should Galena be unable to continue as going concern.

Cash Flows

The following table summarizes Galena’s cash flows from operating, investing, and financing activities for the six months ended June 30, 2017 and 2016 (amounts in thousands):

	For the Six Months Ended June 30,
	2017	2016
Cash flows from continuing operations:
Cash flows used in continuing operating activities	$(12,476)	$(17,588)
Cash flows used in continuing investing activities	(25)	(6)
Cash flows provided by continuing financing activities	19,979	15,623

Total cash flows provided by continuing operating activities	7,478	(1,971)
Cash flows from discontinued operations:
Cash flows used in discontinued operating activities	(7,488)	(7,119)
Cash flows used in discontinued investing activities	—	(1,050)

Total cash flows used in discontinued operations	(7,488)	(8,169)

Total cash flows:
Cash flows used in operating activities	(19,964)	(24,707)
Cash flows used in investing activities	(25)	(1,056)
Cash flows provided by financing activities	19,979	15,623

Total increase in cash and cash equivalents	$(10)	$(10,140)

The following table summarizes Galena’s cash flows from operating, investing, and financing activities for the year ended December 31, 2016 and 2015 ($ in thousands):

	For the Year Ended December 31,
	2016	2015
Cash flows from continuing operations:
Cash flows used in continuing operating activities	$(33,230)	$(38,802)
Cash flows used in continuing investing activities	(6)	(354)
Cash flows provided by continuing financing activities	34,324	43,845

Total cash flows provided by continuing operations	1,088	4,689

Cash flows from discontinued operations:
Cash flows used in discontinued operating activities	(11,685)	(9,358)
Cash flows provided by (used in) discontinued investing activities	(1,050)	10,749

Total cash flows provided by (used in) discontinued operations	(12,735)	1,391

Total cash flows:
Cash flows used in operating activities	(44,915)	(48,160)
Cash flows provided by (used in) investing activities	(1,056)	10,395
Cash flows provided by financing activities	34,324	43,845

Total increase (decrease) in cash and cash equivalents	$(11,647)	$6,080

Net Cash Flow from Operating Activities

Net cash used in operating activities decreased $4.7 million for the six months ended June 30, 2017, compared to the six months ended June 30, 2016. The decrease in cash used in operating activities was driven by a $5.1 million decrease in cash used in continuing operations, partially offset by an increase of $0.4 million cash used in Galena’s discontinued operating activities. The decrease in total net cash used in continuing operating activities was due to the termination of Galena’s Phase 3 PRESENT trial during the third quarter of 2016.

Net cash used in operating activities was approximately $44.9 million for the year ended December 31, 2016, compared with $48.2 million for the year ended December 31, 2015. The decrease of approximately $3.2 million resulted primarily from a decrease in cash used in Galena’s continuing operations of $5.6 million associated with reduced research and development spend from the discontinuation of the Phase 3 PRESENT trial. The decrease was partially offset by a $2.3 million increase in cash used in discontinued operations primarily driven by legal expenses from external counsel associated with an internal and government investigation, and cooperating and document production for the subpoenas related to the sales and marketing practices of Abstral.

Net Cash Flow from Investing Activities

Net cash used in investing activities was $0.0 million for the six months ended June 30, 2017, and $1.1 million for the six months ended June 30, 2016. The $1.1 million paid in the first half of 2016 related to payments of selling costs incurred from the sale of Galena’s commercial assets in the fourth quarter of 2015.

Net cash used by investing activities was $1.1 million for the year ended December 31, 2016, compared with net cash provided by investing activities of $10.4 million for the year ended December 31, 2015. The sale of Galena’s commercial business assets in the fourth quarter of 2015 resulted in the receipt of $11.3 million partially offset by purchases of property and equipment. The sale of the commercial business assets in 2015 resulted in $1.1 million of payments for selling costs paid in the first quarter of 2016 that were incurred from the sale of commercial assets.

Net Cash Flow from Financing Activities

Net cash provided by financing activities was $20.0 million for the six months ended June 30, 2017, compared with $15.6 million for the six months ended June 30, 2016. The financing activities during the six months ended June 30, 2017 consisted of $15.5 million in net proceeds from issuance of Galena Common Stock and warrants to purchase Galena Common Stock and $4.5 million in redemptions of the Debenture paid by Galena in shares of Galena Common Stock. The financing activities during the six months ended June 30, 2016 consisted of $20.2 million in net proceeds from the issuance of Galena Common Stock and warrants to purchase Galena Common Stock, partially offset by $4.8 million of principal payments on long-term debt.

Net cash provided by financing activities was $34.3 million for the year ended December 31, 2016, compared with $43.8 million for the year ended December 31, 2015. In 2016, Galena received proceeds of $33.5 million from the issuance of Galena Common Stock and $0.3 million from the exercise of Galena options and warrants, and $5.8 million unrestricted net proceeds from the Debenture, partially offset by $5.6 million in principal payments on long-term debt. In 2015, Galena received proceeds of $47.4 million from the issuance of Galena Common Stock, partially offset by $3.9 million in principal payments on long-term debt.

Contractual Obligations

The following table sets forth Galena’s contractual obligations as of December 31, 2016 (in thousands):

	Payment Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	Total
Long-term debt(1)	$16,397	$—	$—	$16,397
Cancelable license agreements(2)	1,391	700	7,700	9,791
Non-cancelable employment agreements(2)	1,601	—	—	1,601
Non-cancelable operating leases(2)	241	497	236	974

Total	$19,630	$1,197	$7,936	$28,763

(1)	Long-term debt payments presented are comprised of principal and interest payments. See Note 5 of the notes to Galena’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/consent solicitation statement for additional information on Galena’s long-term debt.
(2)	See Note 6 of the notes to Galena’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/consent solicitation statement for additional information on the referenced contractual obligations.

Off-Balance Sheet Arrangements

Galena has not entered into any off-balance sheet financing arrangements other than operating leases.

SELLAS MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/consent solicitation statement and the consolidated financial statements of SELLAS and accompanying notes appearing elsewhere in this proxy statement/prospectus/consent solicitation statement. This discussion of SELLAS’ financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in SELLAS’ operations, development efforts and business environment, including those set forth in the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/consent solicitation statement. All forward-looking statements included in this proxy statement/prospectus/consent solicitation statement are based on information available to SELLAS as of the date hereof, and SELLAS assumes no obligation to update any such forward-looking statement.

Overview

SELLAS is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, galinpepimut-S, or GPS, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center, or MSK, that targets the Wilms tumor 1, or WT1, protein, which is present in 20 or more cancer types. GPS has potential as a monotherapy or in combination to address a broad spectrum of hematologic, or blood, cancers and solid tumor indications. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending funding availability) for two indications, acute myeloid leukemia, or AML, and malignant pleural mesothelioma, or MPM, and is also in development as a potential treatment for multiple myeloma, or MM, and ovarian cancer. SELLAS plans to study GPS in up to four additional indications. SELLAS recently received Orphan Drug designations from the U.S. Food & Drug Administration, or FDA, as well as the European Medicines Agency, or EMA, for GPS in AML and MPM, as well as Fast Track designation for AML and MPM from the FDA.

Recent Developments

Merger Agreement

On August 7, 2017, Galena and SELLAS entered into the Merger Agreement. Under the Merger Agreement and the Bermuda Merger Agreement, Merger Sub, an indirect wholly owned subsidiary of Galena, will merge with and into SELLAS, with SELLAS surviving as an indirect wholly owned subsidiary of Galena. After the completion of the Merger, Galena will change its corporate name to “SELLAS Life Sciences Group, Inc.” as required by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement and the Bermuda Merger Agreement, at the effective time of the Merger, each outstanding SELLAS Share (other than the SELLAS Shares held or owned by Galena, SELLAS or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena Common Stock, based on the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9648 pre-Reverse Stock Split shares of Galena Common Stock for each SELLAS Share. In connection with and immediately prior to the consummation of the Merger, and subject to obtaining the requisite stockholder approval pursuant to this proxy statement/prospectus/consent solicitation statement, Galena intends to effect the Reverse Stock Split of the outstanding shares of Galena Common Stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the Reverse Stock Split to be determined by the Galena Board, and agreed upon by SELLAS and publicly announced by press release. Accordingly, on a post-Reverse Stock Split basis, the Exchange Ratio would be within a range of approximately 124.9965 to 41.6655 post-Reverse Stock Split shares of Galena Common Stock for each SELLAS Share. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement and described in this proxy statement/prospectus/consent solicitation statement, and these estimates are subject to adjustment. Immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants. Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of the Significantly Out-of-the-Money Galena Warrants.

Although Galena will be considered the legal acquirer of SELLAS, it is expected that SELLAS will be considered the accounting acquirer of Galena and therefore the Merger is expected to be accounted for as a “reverse acquisition.”

Collaboration and License Agreements

Memorial Sloan Kettering Cancer Center

On September 4, 2014, SELLAS entered into a license agreement with MSK, under which SELLAS was granted an exclusive license to develop and commercialize MSK’s WT1 peptide vaccine technology. The MSK original license agreement was first amended in October 2015, further amended in August 2016, then amended and restated in May 2017 and further amended and restated in October 2017.

In connection with entry into the MSK license agreement in 2014, SELLAS agreed to issue 300 SELLAS Shares to MSK, which was satisfied by the transfer of 150 SELLAS Shares from each of Drs. Stergiou and Sougioultzoglou, SELLAS’ two co-founders, to MSK, for which they received no cash payment. SELLAS was also obligated to pay MSK upfront license fees in an amount equal to $1.3 million, which SELLAS recorded as research and development expense during the year ended December 31, 2014. In connection with the first amendment of the MSK original license agreement in October 2015, SELLAS issued 247 SELLAS Shares to MSK. As agreed in the August 2016 second amendment of the MSK original license agreement, effective upon SELLAS’ November 2016 redomiciliation from Switzerland to Bermuda, SELLAS converted $0.9 million of outstanding obligations owed to MSK under the license agreement as then amended into 314 SELLAS Shares. There was no gain or loss upon extinguishment of this obligation. SELLAS also issued MSK 689 additional SELLAS Shares pursuant to certain anti-dilution provisions of the license agreement as then amended. In connection with this issuance, SELLAS incurred $2.0 million of research and development expense, which reflected the fair value of the SELLAS Shares on such date. In connection with the May 2017 amendment and restatement of the license agreement, SELLAS issued 200 SELLAS Shares to MSK. In connection with the May 2017 amendment and restatement, the parties also entered into a side letter, pursuant to which Dr. Stergiou further assigned 350 of his SELLAS Shares to MSK, for which Dr. Stergiou received no cash payment, and MSK agreed to convert a $150,000 payment due June 30, 2017 into SELLAS Shares in SELLAS’ June 2017 bridge financing, among other items. SELLAS issued 871 SELLAS Shares to MSK in connection with the conversion of the $150,000 payment. In connection with the October 2017 amendment and restatement of the license agreement, SELLAS issued 1,700 SELLAS Shares to MSK. The parties agreed to terminate the May 2017 side letter, and agreed to maintain MSK’s ownership of issued and outstanding SELLAS Shares at the current percentage on an “as adjusted basis” as defined in the agreement. Such anti-dilution protection for MSK terminates in the event of an initial public offering of SELLAS Shares, the listing or quotation of the SELLAS Shares on a public trading market, or the effective time of a merger, business combination, reorganization or similar transaction pursuant to which the SELLAS Shares are exchanged for securities of a publicly-traded company. Accordingly, MSK’s anti-dilution rights will terminate at the effective time of the Merger.

As of December 31, 2015, SELLAS had an outstanding payable of $0.6 million to MSK attributable to license fees, guaranteed minimum royalty payments and research funding fees. Patent reimbursement costs included in research and development expenses amounted to $0.1 million for the year ended December 31, 2015.

For the year ended December 31, 2016, SELLAS incurred $0.6 million of expenses relating to $0.3 million of milestone payments, $0.1 million of guaranteed minimum royal payments and $0.2 million of research funding cost, which are included in research and development costs.

For the six months ended June 30, 2017, SELLAS incurred $0.3 million of expenses relating to $0.2 million of milestone payments, $50,000 of guaranteed minimum royal payments and $0.1 million of research funding cost, which are included in research and development costs.

Under the terms of the current amended and restated MSK license agreement, SELLAS agreed to pay minimum royalty payments in the amount of $0.1 million each year commencing in 2015 and research funding costs of $0.2 million in each year and for three years commencing in January 2016. SELLAS also agreed to pay MSK a mid-six digit amount over a one year period in exchange for MSK’s agreement to further amend and restate the MSK license agreement in October 2017. In addition, to the extent certain development and commercial milestones are achieved, SELLAS also agreed to pay MSK up to $18.1 million in aggregate milestone payments for each licensed product, and for each additional patent licensed product, up to $2.8 million in additional milestone payments. SELLAS also agreed to pay MSK a tiered royalty in the mid-single digits in the event of commercial sales of any licensed products. SELLAS also agreed to raise $25.0 million in gross proceeds no later than December 31, 2018. In the event SELLAS does not raise such amount by December 31, 2018, MSK may terminate the license agreement after complying with the notice and cure periods of the agreement, or MSK may elect to receive additional SELLAS Shares in an amount equal to 1.5% of SELLAS’ then fully diluted share capital, which would stay the right to terminate for a period of time.

Unless terminated earlier in accordance with its terms, the MSK license agreement as amended and restated, will continue on a country-by-country and licensed product-by-licensed product basis, until the later of: (a) expiration of the last valid claim embracing such licensed product; (b) expiration of any market exclusivity period granted by law with respect to such licensed product; or (c) ten (10) years from the first commercial sale in such country.

Advaxis Collaboration Agreement

On February 24, 2017, SELLAS entered into a Research and Development Collaboration Agreement with Advaxis, Inc. whereby they agreed to collaborate in a research program to evaluate, through a “proof of principle” trial, or PoP trial, a clinical candidate comprised of the combination of Advaxis’ proprietary Lm-based antigen delivery technology and GPS, SELLAS’ WT1 peptide. Unless terminated earlier in accordance with its terms, the Advaxis agreement will expire upon the earlier of: (a) completion of the PoP trial, (b) a decision by the parties to cease further development of the clinical candidate or (c) early termination pursuant to the terms of the Advaxis agreement.

The Advaxis agreement provides for cost-sharing between the parties, with Advaxis being responsible for the costs of performing the research activities and filing any IND, cost-sharing for preparation of the IND, and SELLAS being responsible for the costs (exclusive of product costs) of conducting the PoP trial. SELLAS also agreed to make certain non-refundable milestone payments to Advaxis having an aggregate amount of up to $108.0 million, upon meeting certain clinical, regulatory and commercial milestones. In addition, if net sales exceed certain targets, SELLAS agreed to make non-refundable sales milestone payments up to $250.0 million and royalty payments based on specific royalty rates, with a maximum rate capped at a percentage rate in the low double digits if net sales exceed $1.0 billion.

Components of SELLAS’ Results of Operations

Research and Development Expenses

Research and development expense consists of expenses incurred in connection with the discovery and development of SELLAS’ cancer immunotherapy product candidate. SELLAS expenses research and development costs as incurred. These expenses include:

•	expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct SELLAS’ preclinical studies and clinical trials;

•	manufacturing expenses;

•	outsourced professional scientific development services;

•	employee-related expenses, which include salaries, benefits and stock-based compensation;

•	payments made under a third-party assignment agreement, under which SELLAS acquired intellectual property;

•	expenses relating to regulatory activities, including filing fees paid to regulatory agencies;

•	laboratory materials and supplies used to support SELLAS’ research activities; and

•	allocated expenses, utilities and other facility-related costs.

The successful development of SELLAS’ current and future product candidates is highly uncertain. At this time, SELLAS cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of, or when, if ever, material net cash inflows may commence from any current or future product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of many factors, including:

•	the number of clinical sites included in the trials;

•	the length of time required to enroll suitable patients

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	the duration of patient follow-up;

•	the results of SELLAS’ clinical trials;

•	the expenses associated with manufacturing;

•	the receipt of marketing approvals; and

•	the commercialization of current and future product candidates.

SELLAS’ expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals. SELLAS may never succeed in achieving regulatory approval for any of its current or future product candidates. SELLAS may obtain unexpected results from its clinical trials. SELLAS may elect to discontinue, delay or modify clinical trials of some product candidates or target indications or focus on others. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the U.S. Food and Drug Administration, or FDA, or other regulatory authorities were to require SELLAS to conduct clinical trials beyond those that it currently anticipates, or if it experiences significant delays in enrollment in any of its clinical trials, SELLAS could be required to expend significant additional financial resources and time on the completion of clinical development. Cancer immunotherapy product commercialization may take several years and millions of dollars in development costs.

Research and development activities are central to SELLAS’ business model. Cancer immunotherapy product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. SELLAS expects its research and development expenses to increase significantly over the next several years as it increases personnel costs, including stock-based compensation, conducts clinical trials and prepares regulatory filings for its product candidates.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, administrative, finance and legal functions, including stock-based compensation, travel expenses and recruiting expenses. Other general and administrative expenses include facility related costs, patent filing and prosecution costs and professional fees for business development, legal, auditing and tax services and insurance costs.

SELLAS anticipates that its general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and an increase in accounting, consulting, legal and tax-related services associated with maintaining compliance with stock exchange listing and SEC requirements, investor relations costs, and director and officer insurance premiums associated with being a public company. SELLAS also anticipates that its general and administrative expenses will increase in support of its clinical trials as it expands and progresses its development programs. Additionally, if and when SELLAS believes a regulatory approval of a product candidate appears likely, SELLAS anticipates an increase in payroll and expenses as a result of its preparation for commercial operations, particularly as it relates to the sales and marketing of such cancer immunotherapy product.

Interest Expense

Interest expense primarily reflects interest expense incurred on SELLAS’ convertible term notes and other loans held with current and former shareholders.

Results of Operations

Comparison of the Six-Month Periods Ended June 30, 2017 and 2016

The following table summarizes SELLAS’ results of operations for the six-month periods ended June 30, 2017 and 2016 (in thousands):

	Six-Months Ended June 30,
	2017	2016
Research and development expenses	4,011	3,406
General and administrative expenses	5,925	1,066
Total other expenses	460	453
Loss before income taxes	10,397	4,925
Income tax expense	117	—
Net loss for the six-month periods ended June 30,	10,514	4,925

Research and Development Expenses

Research and development expenses were $4.0 million for the six months ended June 30, 2017 compared to $3.4 million for the same period in 2016. The increase of $0.6 million was primarily due to a $0.2 million increase in manufacturing costs, a $0.2 million increase in patent, royalty and trademark fees, a $0.1 million increase in regulatory affairs expenses, and other increases in research collaboration and advisory fees. SELLAS expects its research and development expenses to increase for the foreseeable future as SELLAS initiates its clinical trials, and continues to advance its pre-clinical research programs toward the clinic, including other IND enabling activities.

General and Administrative Expenses

General and administrative expenses were $5.9 million for the six months ended June 30, 2017 compared to $1.0 million for the same period in 2016. The increase of $4.9 million was primarily driven by a $2.3 million increase in share-based compensation, including grants of restricted stock unit awards and options under the SELLAS equity plan, which was not in place in the prior-year period, as well as a $1.4 million increase in compensation-related costs as SELLAS hired additional personnel, as well as other increases as SELLAS explored various liquidity and capital raising options.

Total Other Expenses

SELLAS incurred $0.5 million in total other expenses for the six months ended June 30, 2017 compared to $0.4 million for the same period in 2016. Other expenses remained relatively flat given that decreased interest expense which declined primarily due to decreased outstanding debt during the current period, was off set by an increase of bankers and other fees.

Income Taxes

SELLAS is a Bermuda exempted company, limited by shares, for which there are no income taxes. Consequently, SELLAS is currently only subject to income taxes primarily in the United States for state and local income taxes.

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes SELLAS’ results of operations for the years ended December 31, 2016 and 2015 (in thousands):

	Years Ended December 31,
	2016	2015
Research and development expenses	11,395	4,871
General and administrative expenses	4,593	2,921
Total other expenses	1,692	439
Loss before income taxes	17,680	8,231
Income tax expense	1	—
Net loss for the year	17,681	8,231

Research and Development Expenses

Research and development expenses were $11.4 million for the year ended December 31, 2016 compared to $4.9 million for the year ended December 31, 2015. The increase of $6.5 million was primarily driven by a $1.7 million increase in manufacturing costs, a $1.2 million increase in CRO and other clinical-related costs, a $1.2 million increase in compensation to outsourced consultants and a $0.6 million increase in related personnel costs, including share-based benefits, due to new hires, as SELLAS was preparing for and advancing its lead product candidate for its clinical trials.

SELLAS expects its research and development expenses to increase for the foreseeable future as SELLAS initiates its clinical trials, and continues to advance its pre-clinical research programs toward the clinic, including other IND enabling activities.

General and Administrative Expenses

General and administrative expenses were $4.6 million for the year ended December 31, 2016 compared to $2.9 million for the year ended December 31, 2015. The increase of $1.7 million was primarily driven by $1.3 million increase in personnel-related costs, including recruitment costs and share-based benefits, due to new hires.

Total Other Expenses

SELLAS incurred $1.7 million in total other expenses for the year ended December 31, 2016 compared to $0.4 million for the year ended December 31, 2015. The primary reason for the change was that interest expense increased by $0.6 million, primarily due to accrued interest of $0.4 million relating to SELLAS’ 2016 convertible note, a $0.1 million increase in accrued interest for SELLAS’ 2015 convertible notes and a $0.1 million increase in accrued interest relating to SELLAS’ other loans with its shareholders, as well as an increase in other expenses of $0.4 million, primarily due to $0.2 million in management fees paid to Equilibria Capital Management, SELLAS’ strategic advisor and significant shareholder. SELLAS also has net foreign exchange loss of $0.1 million in the year ended December 31, 2016 as compared to a $0.1 million net foreign exchange gain in the year ended December 31, 2015.

Income Taxes

SELLAS is a Bermuda exempted company, limited by shares, for which there are no income taxes. Consequently, SELLAS is currently only subject to income taxes primarily in the United States for state and local income taxes. SELLAS’ effective tax rate for the year ended December 31, 2016 and 2015 was 0.0%, primarily because SELLAS incurred pre-tax losses in those jurisdictions and maintained a full valuation allowance for its deferred tax assets related to net operating losses and tax credits carryforwards that it does not expect to realize.

Liquidity and Capital Resources

SELLAS has not generated any revenue from product sales, and in the six months ended June 30, 2017 and years ended December 31, 2016 and 2015, did not generate any revenue from collaboration and licensing agreements. Since inception, SELLAS has incurred net losses and has used net cash from its operations and has funded substantially all of its operations through equity contributions and the sale of $21.5 million of convertible notes, and generating $4.0 million of proceeds from other loans. In June 2017, SELLAS completed a $7.3 million bridge financing with its existing shareholders, pursuant to which it issued an aggregate of 42,395 SELLAS Shares in exchange for $6.0 million of cash and conversion of $1.3 million of principal and accrued interest relating to the 2015 Shareholder Notes described below. SELLAS used a portion of the cash proceeds from the bridge financing to repay the remaining $0.3 million principal amount of 2015 Shareholder Notes along with accrued but unpaid interest of $0.2 million. Additionally, under the same valuation terms as the bridge financing, SELLAS issued 2,197 additional shares in cancellation of $0.4 million of payables to certain of its related parties. SELLAS will require additional capital to fund its operations past December 2017. Alternatively, SELLAS will be required to scale back its plans and place certain activities on hold.

As of June 30, 2017, SELLAS had an accumulated deficit of $40.9 million, a total shareholders’ deficit of $4.3 million, and a cash balance of $4.8 million. In addition, SELLAS had indebtedness of $6.0 million as of June 30, 2017, which includes $5.0 million of convertible notes that are due May 7, 2019. These matters raise substantial doubt about SELLAS’ ability to continue as a going concern. SELLAS’ consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. SELLAS anticipates incurring additional losses until such time, if ever, that it can generate significant sales of any current or future product candidates in development.

This going concern assumption is based on management’s assessment of the sufficiency of SELLAS’ current and future sources of liquidity considering whether or not it is probable SELLAS will be able to meet its obligations as they become due through October 2018, and if not, whether liquidation of SELLAS is imminent. SELLAS’ management believes that SELLAS’ cash of $4.8 million as of June 30, 2017, will be sufficient to fund its planned operations through December 31, 2017. Substantial additional financing will be needed by SELLAS to fund its operations thereafter and to commercially develop any current or future product candidates. SELLAS currently does not have any commitments to obtain additional funds and may be unable to obtain sufficient funding in the future on acceptable terms, if at all. However, SELLAS’ management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: the Merger, private placements of equity and/or debt, payments from potential strategic research and development, licensing and/or marketing arrangements with pharmaceutical companies, and public offerings of equity and/or debt securities if the Merger is completed. Additionally, SELLAS continues to engage in active discussions with global and regional pharmaceutical companies for licensing and/or co-development rights to its late- and early-stage pipeline candidates. There can be no assurance that these future funding efforts will be successful. If SELLAS cannot obtain the necessary funding, it will need to delay, scale back or eliminate some or all of its research and development programs; consider other various strategic alternatives, including a merger or sale; or cease operations. However, at this stage SELLAS’ management does not believe liquidation of SELLAS is imminent.

SELLAS’ future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing discussed above, (ii) its ability to complete revenue-generating partnerships with pharmaceutical companies, (iii) the success of its research and development, (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies, and, ultimately, (v) regulatory approval and market acceptance of SELLAS’ proposed future products.

Cash Flows

The following table summarizes SELLAS’ cash flows for each of the periods presented (in thousands):

	Year Ended December 31,		Six-Month Periods Ended June 30,
	2016	2015	2017	2016
Net cash (used in) provided by:
Operating activities	$(11,850)	$(7,601)	$(6,851)	$(2,818)
Investing activities	(85)	(2)	0	0
Financing activities	16,500	9,000	5,654	1,500

Net increase (decrease) in cash and cash equivalents	$4,565	$1,397	$(1,197)	$(1,318)

Operating Activities

Net cash used in operating activities was $6.9 million for the six months ended June 30, 2017 as compared to $2.8 million for the same period in 2016. The increase of $4.0 million resulted primarily from an increase in cash used of $1.7 with increased research and development spend as SELLAS was preparing for and advancing its product candidate for its clinical trials and a $2.1 million increase in cash paid for professional services and to SELLAS’ employees, and outsourced consultants.

Net cash used in operating activities was $11.8 million for the year ended December 31, 2016 as compared to $7.6 million for the year ended December 31, 2015. The increase of $4.2 million resulted primarily from an increase in cash used of $2.8 million associated with increased research and development spend as SELLAS was preparing for and advancing its product candidate for its clinical trials and a $1.2 million increase in cash paid to SELLAS’ employees and outsourced consultants.

Investing Activities

There were no investing activities for the six months ended June 30, 2017 and 2016.

Net cash used in investing activities was $0.1 million during the year ended December 31, 2016 as compared to $0.02 million during the year ended December 31, 2015. This change primarily was the result of an increase in restricted cash as a result of cash collateral held with a mid-sized financial institution to support SELLAS’ credit card payables.

Financing Activities

Net cash provided by financing activities was $5.7 million for the six months ended June 30, 2017 as compared to $1.5 million for the same period in 2016. During the six months ended June 30, 2017, SELLAS raised $6.0 million from the sale of shares in its June bridge financing, which was offset by partial repayment of the 2015 shareholder notes that did not convert in such financing. During the six months ended June 30, 2016, SELLAS generated $1.5 million of proceeds from the issuance of long term debt.

Net cash provided by financing activities was $16.5 million for the year ended December 31, 2016 as compared to $9.0 million during the year ended December 31, 2015. During 2016, SELLAS raised $15.0 million from the sale of convertible notes. During 2015, SELLAS raised $6.5 million from the sale of convertible notes.

Description of Indebtedness

2015 Convertible Notes

In April 2015, SELLAS issued an aggregate of $1.5 million in principal amount of convertible term notes to certain shareholders, including Dr. Stergiou and Dr. Miltiadis Sougioultzoglou, former director and co-founder of SELLAS. SELLAS refers to these notes as the 2015 Shareholder Notes. On May 7, 2015, SELLAS issued a convertible term note in the principal amount of $5.0 million to EQC Biotech Sely I Fund, a significant shareholder of SELLAS, or the 2015 Sely Note and, together with the 2015 Shareholder Notes, the 2015 Convertible Notes. The 2015 Convertible Notes were issued at par and bore interest at a rate of 8%. The 2015 Convertible Notes were mandatorily convertible upon the occurrence of a qualified initial public offering, as defined in the 2015 Convertible Notes, and upon conversion, the noteholders were to receive 5-year warrants to purchase up to 50% of the number of SELLAS Shares into which such notes converted, with an exercise price equal to 105% of the initial public offering price per share. The 2015 Sely Note also contemplated the receipt of warrants having the same terms in the event of a qualified sale of SELLAS prior to completion of the initial public offering. The 2015 Shareholder Notes matured prior to mandatory conversion in accordance with their terms; accordingly, the obligation to issue warrants was terminated. Holders of $1.2 million aggregate principal amount of the 2015 Shareholder Notes agreed to convert their 2015 Shareholder Notes along with accrued but unpaid interest of $0.1 million in SELLAS’ June 2017 bridge financing, and accordingly, SELLAS issued an aggregate of 7,513 SELLAS Shares in exchange for cancellation of such 2015 Shareholder Notes in June 2017. The remaining $0.3 million principal amount of 2015 Shareholder Notes along with accrued but unpaid interest of $0.2 million were repaid, and accordingly there are no longer any 2015 Shareholder Notes outstanding.

In February 2017, the parties clarified the terms of the 2015 Sely Note to expand the situations in which the 2015 Sely Note would automatically convert to include merger or reverse-merger transactions entered into by SELLAS, such as the Merger. In April 2017, EQC Biotech Sely I Fund exercised its option to extend the maturity date of the 2015 Sely Note to May 2019. Accordingly, the 2015 Sely Note remains outstanding.

In August 2017, Sely I and SELLAS further amended the 2015 Sely Note to agree the number of SELLAS Shares issuable upon consummation of the Merger. Accordingly, contingent upon and effective immediately prior to completion of the Merger, SELLAS will issue to Sely I 14,372 SELLAS Shares and 5-year warrants to purchase 7,186 SELLAS Shares at a post-Merger price per share equal to 105% of the volume weighted average price of Galena common stock for the 30 calendar days following the closing date of the Merger, in full satisfaction of the 2015 Sely Note.

Interest expense associated with the 2015 Convertible Notes was $0.5 million and $0.4 million, respectively, for the years ended December 31, 2016 and December 31, 2015, and was $0.3 million and $0.4 million, respectively, for the six months ended June 30, 2017 and 2016.

2016 Convertible Notes

In June 2016, SELLAS issued a $15.0 million convertible term note to EQC Sely I Fund, or the 2016 Sely Note. The 2016 Sely Note was issued at par and had an interest rate of 8% and had a term of 6-months. The 2016 Sely Note was issued with similar terms to the 2015 Convertible Notes (excluding the warrant coverage), but was also mandatorily convertible upon a change in SELLAS’ domicile from Switzerland to Bermuda and at maturity.

On November 1, 2016, SELLAS redomiciled its operations from Switzerland to Bermuda and the 2016 Sely Note, together with $0.4 million of accrued interest, converted into 5,380 SELLAS Shares.

Term Loans

Starcove Ltd.

In March 2015, SELLAS entered into $2.5 million loan agreement with a third party that had a 24-month term and a stated interest rate of 8%. In December 2015, the third-party assigned the loan to Starcove Ltd., a Cyprus company and significant shareholder of SELLAS.

Interest accrued on the loan for the year ended December 31, 2015 was $0.2 million.

In April 2016, SELLAS entered into a second loan agreement with Starcove, whereby Starcove extended a $1.5 million line of credit, which had a 3-year term and a stated interest rate of 6%. All principal and accrued interest would be payable in a single payment at maturity on April 6, 2019 unless earlier paid but no sooner than six months from the date of second loan. SELLAS made three withdrawals under the credit line as follows: (1) $0.6 million on April 12, 2016, (2) $0.6 million on May 12, 2016 and (3) $0.3 million entered on June 2, 2016.

In connection with SELLAS’ redomiciliation to Bermuda in November 2016, SELLAS converted the aggregate amount of $4.4 million of principal and accrued interest under the two Starcove loans into 1,526 SELLAS Shares. No gain or loss was recognized upon the cancellation of the loan.

Founder Loans

In November 2013, SELLAS entered into a loan agreement with a shareholder of SELLAS, whereby the shareholder extended a EUR 1.8 million loan to SELLAS, which had an open-ended term and a stated interest rate of 5%. In January 2014, the principal amount of the loan, together with accrued interest, was re-assigned on a 50:50 basis to SELLAS’ co-founders, Drs. Angelos M. Stergiou and Miltiadis Sougioultzoglou.

On December 31, 2015, SELLAS entered into an agreement with each of Drs. Stergiou and Sougioultzoglou, whereby the aggregate obligations of EUR 1.8 million, together with accrued interest of equal to EUR 0.1 million, as well as an additional EUR 0.1 million of payables due to Drs. Stergiou and Sougioultzoglou, were offset by an aggregate amount of EUR 0.7 million, which represented a receivable due to SELLAS from Drs. Stergiou and Sougioultzoglou pursuant to various other agreements entered into in 2012 and 2013. They also agreed to fix the interest rate at 2.5% and the term at 3-years. In light of these agreements, as of December 31, 2015, SELLAS had outstanding loans from Drs. Stergiou and Sougioultzoglou in the amounts of EUR 0.7 million and EUR 0.6 million, respectively, with a stated interest rate of 2.5% and a 3-year term.

In connection with SELLAS’ redomiciliation to Bermuda in November 2016, SELLAS converted the aggregate amounts of EUR 0.7 million and EUR 0.6 million of principal and accrued interest due to Drs. Stergiou and Sougioultzoglou, respectively, into 263 and 236 SELLAS Shares, respectively. There was no gain or loss upon cancellation of the loans.

Funding Requirements

SELLAS plans to focus in the near term on the development, regulatory approval and potential commercialization of GPS. SELLAS anticipates it will incur net losses and negative cash flows from operations for the next several years as it completes clinical development and continues research and development. In addition, SELLAS plans to continue to invest in discovery efforts to explore additional cancer immunotherapy product candidates, potentially build commercial capabilities and expand its corporate infrastructure. SELLAS may not be able to complete the development and initiate commercialization of these programs if, among other things, its clinical trials are not successful or if the FDA does not approve GPS for indications arising out of its current clinical trials when it expects, or at all.

SELLAS’ primary uses of capital are, and it expects will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. SELLAS’ future funding requirements will be heavily determined by the resources needed to support development of its current and future cancer immunotherapy product candidates.

As a publicly traded company following the Merger, SELLAS will incur significant legal, accounting and other expenses that it is not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules adopted by the SEC and The NASDAQ Stock Market LLC, require public companies to implement specified corporate governance practices that are currently inapplicable to SELLAS as a private Bermuda-based company. SELLAS expects these rules and regulations will increase its legal and financial compliance costs and will make some activities more time-consuming and costly.

SELLAS believes its existing cash as of June 30, 2017 will provide adequate financial resources to fund its planned operations through December 2017. SELLAS has based this estimate on assumptions that may prove to be wrong, and SELLAS could utilize its available capital resources sooner than expected. SELLAS will need to raise substantial additional capital in order to commence any Phase 3 clinical trials of, receive approval for and commercialize GPS for AML and MPM, and commence clinical trials for any of its other pipeline candidates. SELLAS plans to finance its future operations with a combination of proceeds from the issuance of equity securities, the issuance of additional debt, potential strategic collaborations and revenues from potential future product sales, if any. If SELLAS raises additional capital through the sale of equity or convertible debt securities, ownership will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect one’s rights as a holder of SELLAS Shares. There are no assurances that SELLAS will be successful in obtaining an adequate level of financing for the development and commercialization of GPS for the lead indications, or any other current or future cancer immunotherapy product candidates. If SELLAS is unable to secure adequate additional funding, its business, operating results, financial condition and cash flows may be materially and adversely affected.

Because of the numerous risks and uncertainties associated with research, development and commercialization of cancer immunotherapy products, SELLAS is unable to estimate the exact amount of its working capital requirements. SELLAS’ future funding requirements will depend on many factors, including:

•	the number and characteristics of the product candidates SELLAS pursues;

•	the scope, progress, results and costs of researching and developing its product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for its product candidates;

•	the cost of manufacturing its product candidates and any drugs it successfully commercializes;

•	SELLAS’ ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, SELLAS’ current or future product candidates, if any.

See “Risk Factors—Risks Related to SELLAS’ Financial Results and Capital Needs” for additional risks associated with SELLAS’ substantial capital requirements.

Off-Balance Sheet Arrangements

SELLAS did not have during the periods presented, and SELLAS does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

SELLAS’ consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of its consolidated financial statements and related disclosures requires SELLAS’ management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. SELLAS bases such estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. SELLAS evaluates its estimates and assumptions on an ongoing basis. SELLAS’ actual results may differ from these estimates under different assumptions and conditions.

While SELLAS’ significant accounting policies are described in more detail in the notes to its audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/consent solicitation statement, SELLAS believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Basis of Financial Statement Presentation—Going Concern Assumption

As noted in “—Liquidity and Capital Resources,” there have been certain factors that raise substantial doubt about SELLAS’ ability to continue as a going concern. SELLAS’ consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.
Accrued Research and Development Expenses

As part of the process of preparing its consolidated financial statements, SELLAS is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable personnel to identify services that have been performed on SELLAS’ behalf and estimating the level of service performed and the associated cost incurred for the service when SELLAS has not yet been invoiced or otherwise notified of actual costs. The majority of SELLAS’ service providers require advance payments; however, some invoice SELLAS in arrears for services performed, on a pre-determined schedule or when contractual milestones are met. SELLAS makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to SELLAS at that time. SELLAS periodically confirms the accuracy of the estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	the production of preclinical and clinical trial materials;

•	CROs in connection with clinical trials; and investigative sites in connection with clinical trials.

SELLAS bases its expenses related to preclinical studies and clinical trials on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to SELLAS’ vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, SELLAS estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, SELLAS adjusts the accrual or prepaid accordingly. Although SELLAS does not expect its estimates to be materially different from amounts actually incurred, SELLAS’ understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, SELLAS has not made any material adjustments to its prior estimates of accrued research and development expenses.

Stock-Based Compensation

As of June 30, 2017, SELLAS’ outstanding stock-based compensation awards were substantially comprised of restricted stock unit awards, or RSUs, and stock options granted under its Stock Incentive Plan #1, or the 2016 Plan.

SELLAS accounts for stock-based compensation expense related to stock options granted to employees and members of the SELLAS’ board of directors under the 2016 Plan by estimating the fair value of each stock option on the date of grant using the Black-Scholes model. SELLAS recognizes stock-based compensation expense on a straight line basis over the vesting term.

SELLAS accounts for stock-options issued to non-employees by valuing the award using the Black-Scholes model and remeasuring such awards to the current fair value until the awards are vested or a performance commitment has otherwise been reached. Because the fair market value of options granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

The Black-Scholes model requires that SELLAS make certain assumptions regarding: (i) the expected volatility in the market price of the SELLAS Shares; (ii) dividend yield; (iii) risk-free interest rates; and (iv) the period of time employees are expected to hold the award prior to exercise (referred to as the expected holding period). As a result, if SELLAS revises its assumptions and estimates, its stock-based compensation expense could change.

The grant date fair values of options issued to employees and non-employees were estimated using the Black-Scholes option pricing-model with the following assumptions:

Year ended December 31, 2016
Risk free interest rate	1.82-2.32%
Volatility	85-94%
Expected term (years)	5.13-10.00
Expected dividend yield	0.00%

There were no options granted during the six months ended June 30, 2017.

SELLAS’ expected common stock price volatility assumption was based on an average of the historical volatility of a peer group of companies comparable to SELLAS. The expected term assumptions for employee grants were based upon the simplified method of accounting provided for under ASC 718-10, which averages the contractual term of the options of ten years with the options’ vesting term. The expected term assumptions for non-employees were based upon the contractual term of the options. The dividend yield assumption of zero is based upon SELLAS’ expectation of not paying dividends in the foreseeable future. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of the grant.

SELLAS measures compensation for RSUs based on the price of the SELLAS Shares at the grant date and the expense is recognized on a straight line basis over the vesting period. The expense relating to RSUs that contain both a service and a performance condition is estimated and adjusted on a quarterly basis based upon SELLAS’ assessment of the probability that the performance condition would be met. As a result, if SELLAS revises such assessment, its stock-based compensation expense could change.

Internal Controls and Procedures

As the accounting acquirer, if the Merger is completed, SELLAS will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by management over its internal control over financial reporting. However, the continuing company’s independent registered public accounting firm will not be required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404 until the date the continuing company is no longer a “smaller reporting company.” SELLAS, which has previously operated as a foreign private company, has not initiated the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. SELLAS may not be able to complete its evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if SELLAS identifies one or more material weaknesses in its internal control over financial reporting, the continuing company will be unable to assert that its internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of its financial reports. This could cause the market price of the continuing company’s securities to decline, and the continuing company may be subject to investigation or sanctions by the SEC.

Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update, or ASU 2017-11, (Part I) Accounting for certain financial instruments with down round features, Part (II) Replacement of the indefinite deferral for mandatorily redeemable financial instruments of certain non-public entities and certain mandatorily redeemable non-controlling interests with a scope exception. The ASU’s objective is to improve (1) the accounting for instruments with “down-round” provisions by no longer precluding them from equity classification and (2) the readability of the guidance in ASC 480, “Distinguishing liabilities from equity” by replacing the indefinite deferral of certain pending content with scope exceptions. ASU 2017-11 is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those periods. For all other entities, ASU 2017-11 is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted as of the beginning of an annual or interim period for which financial statements haven not yet been issued or made available for issuance. SELLAS has not yet decided if it will early adopt this ASU and is currently evaluating the potential impact of this ASU in its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to simplify the accounting and reporting for employee share-based payment transactions. The pronouncement is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. SELLAS elected to early adopt, and to account for forfeitures as they occur. Adoption of this ASU did not have an impact on SELLAS’ consolidated financial statements for the year ended December 31, 2016.

In February 2016, the FASB issued ASU 2016-02, Leases, (Topic 842): Section A—Leases, Section B—Conforming Amendments Related to Leases and Section C—Background Information and Basis for Conclusions. This new ASU represents a wholesale change to lease accounting and introduces a lease model that brings most leases on the balance sheet. It also eliminates the required use of bright-line tests in current U.S. GAAP for determining lease classification. This ASU is effective for annual periods beginning after December 15, 2018

(i.e., calendar periods beginning on January 1, 2019), and interim periods thereafter. Earlier application is permitted for all entities, but was not elected as of December 31, 2016. This ASU may have a material impact on how SELLAS’ accounts for its leases in further consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 intends to provide users of financial statements with more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. The new standard affects all entities that hold financial assets or owe financial liabilities. ASU 2016-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. SELLAS did not elect to early adopt this ASU as of December 31, 2016. SELLAS is currently evaluating the impact of ASU 2016-01 on its financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03. For public business entities, the amendments in ASU 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in ASU 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of this ASU did not have an impact on SELLAS’ consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in ASU 2014-15 explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. The new standard became effective in the first annual period ending after December 15, 2016. Early application is permitted and SELLAS elected to early adopt. See Note 1 to the SELLAS consolidated financial statements.

In May 2014, the FASB issued ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

•	Contracts with customers—including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations).

•	Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations.

•	Certain assets—assets recognized from the costs to obtain or fulfill a contract.

In July 2015, the FASB delayed the effective date of this guidance. As a result, this guidance will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. SELLAS will apply this ASU when it begins to recognize revenue from contracts with customers.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Treatment of Current Executive Officers of Galena

None of Galena’s executive officers will be executive officers of the continuing company.

Executive Officers and Directors of the Continuing Company Following the Merger

Following the Merger, the continuing company’s directors will consist of seven members, with five designated by SELLAS, including Dr. Angelos M. Stergiou, Fabio López, John Varian, Jane Wasman and one additional director appointed by SELLAS, and two directors appointed by Galena, Stephen F. Ghiglieri and Robert L. Van Nostrand. The remaining member of the continuing company’s board of directors will be included in this proxy statement/prospectus/consent solicitation statement prior to it being mailed to Galena stockholders and SELLAS shareholders.

The following table lists the names and ages as of October 26, 2017 and positions of the individuals who are expected to serve as executive officers and directors of the continuing company upon completion of the Merger:

Name	Age	Position(s)
Executive Officers
Angelos M. Stergiou, M.D., Sc.D. h.c.	41	Chief Executive Officer and Director (Class III)
Aleksey N. Krylov, M.B.A.	36	Interim Chief Financial Officer
Nicholas J. Sarlis, M.D., Ph.D., FACP	52	Chief Medical Officer and Senior Vice President
Gregory M. Torre, Ph.D., J.D.	64	Chief Regulatory Officer and Senior Vice President

Key Employee
David Moser	59	Vice President, Legal Affairs

Non-Employee Directors
Stephen F. Ghiglieri	56	Director (Class III)
Fabio López	42	Director (Class II)
John Varian	58	Director (Class I)
Robert L. Van Nostrand	60	Director (Class I)
Jane Wasman	61	Director (Class I)

Executive Officers

Angelos M. Stergiou, M.D., Sc.D. h.c. Dr. Stergiou has served as SELLAS’ Chief Executive Officer since founding SELLAS in 2012 and has also served as a director since that time, both as Chairman from 2012 to July 2016, and as Vice Chairman since July 2016. Dr. Stergiou also co-founded Genesis Life Sciences, Ltd. (now Genesis Research), a boutique health economics and pricing-reimbursement and health access company. Dr. Stergiou served on the joint steering and oversight committee of PAION AG with Forest Labs in 2003-2004 as it relates to the desmoteplase technology and its clinical development program, had a senior management role, Vice President and Head of Drug Development at Accentia Biopharmaceuticals, Inc. from 2004 to 2008 and also served in the same capacity as well as Chief Medical Officer at its subsidiary Biovest International, Inc. during the same time. While at Biovest International, Inc., Dr. Stergiou led the Phase 3 development of a therapeutic cancer vaccine, BiovaxID, which was presented at the American Society of Clinical Oncology plenary session in 2009. Dr. Stergiou holds an M.D. from the U.S. American Institute of Medicine and a Sc.D. h.c. from Kentucky Wesleyan College and received his undergraduate degree in pre-medicine, biology and chemistry from Kentucky Wesleyan College. Dr. Stergiou is a member of the Board of Trustees at Kentucky Wesleyan College, a Fellow of the Royal Society of Medicine, an active member of the World Medical Association, and a member of the American Academy of Physicians in Clinical Research and the Association of Clinical Research Professionals.

SELLAS believes Dr. Stergiou’s experience as SELLAS’ co-founder, Chief Executive Officer and Vice Chairman of the Board, as well as his extensive experience in the biopharmaceutical industry and his significant management experience qualifies him to serve on SELLAS’ board of directors.

Aleksey N. Krylov. Mr. Krylov has served as SELLAS’ Interim Chief Financial Officer since October 2017. Prior to joining SELLAS, Mr. Krylov acted as a consultant to CHR Capital Inc., where he functioned as a vice president and investment analyst with a focus on mergers and acquisitions, capital raising, private equity investment and restructuring transactions, among other items, from March 2012 through October 2017. Before that, Mr. Krylov provided consulting services to a number of additional companies through Ftera Advisors, LLC, or Ftera, a financial consulting firm that works with early-stage and small-cap companies in various industries including biotechnology. Mr. Krylov founded his consulting business in 2009, formed Ftera in 2012 and has been the managing director of Ftera since that time. Mr. Krylov began his career with SG Cowen’s equity capital markets group as an investment banking analyst. Mr. Krylov holds an M.B.A. from Columbia Business School and a B.S. in Business Administration from Babson College. He is a CFA charterholder.

Nicholas J. Sarlis, M.D., Ph.D., FACP. Dr. Sarlis has served as SELLAS’ Chief Medical Officer and Senior Vice President since September 2016. Prior to joining SELLAS, Dr. Sarlis served as Vice President and Head of Global Medical Affairs at Incyte Corporation from July 2015 to May 2016, as well as Vice President and Head of Medical Affairs from September 2010 to June 2015. Prior to his time at Incyte Corporation, Dr. Sarlis held senior positions at Sanofi Aventis from June 2006 to September 2010, where he led medical teams launching oncology and cancer supportive care products in both the United States and the European Union. Dr. Sarlis holds an M.D. and Sc.D. (Med.) from the University of Athens, and a Ph.D. in Neuroendocrinology/Molecular Biology from the University of London. Dr. Sarlis received his undergraduate degree in Chemistry/Biology from the School of Experimental Pedagogy, University of Athens. Dr. Sarlis is board certified by the American Board of Internal Medicine and is a Fellow of both the American College of Physicians and Royal Society of Medicine (UK).

Gregory M. Torre, Ph.D., J.D. Dr. Torre has served as SELLAS’ Chief Regulatory Officer and Senior Vice President of Technical Operations since July 2015. Prior to joining SELLAS, Dr. Torre was a Vice President, Worldwide Regulatory Strategy, Global Established Products, Pfizer, Inc. from October 2011 to June 2015. Dr. Torre holds a J.D. Degree from Brooklyn Law School. Dr. Torre earned his Ph.D. in Pharmacology/Toxicology from St. John’s University, College of Pharmacy, and his M.S. in Pharmacology/Toxicology from St. John’s University, College of Pharmacy. Dr. Torre received a B.S. in Pharmacy from St. John’s University, College of Pharmacy.

Key Employee

David Moser, J.D. Mr. Moser has served as SELLAS’ Vice President of Corporate Legal Affairs since September 2016. Prior to joining SELLAS, Mr. Moser served as Director of Legal Affairs and Secretary of BioVest International, Inc., a subsidiary of Accentia Biopharmaceuticals, Inc., from January 2000 to July 2016. Mr. Moser holds a J.D. from Harvard Law School and a B.A. in Political Science & Economics from Columbia University.

Non-Employee Directors

Stephen F. Ghiglieri. Mr. Ghiglieri will be appointed to the continuing company’s board of directors effective as of the closing of the Merger. Mr. Ghiglieri is currently serving as Galena’s Interim Chief Executive Officer and Chief Financial Officer. Mr. Ghiglieri joined Galena in November 2016 as Chief Financial Officer. In February 2017, his responsibilities increased as he was appointed Interim Chief Executive Officer. Prior to Galena, Mr. Ghiglieri served as Chief Financial Officer of MedData Inc., a private equity backed healthcare services company that was sold to Mednax, a publicly traded national medical group from 2013 until April 2016. Previously, he spent nearly 10 years at NeurogesX from October 2003 until June 2013, ending his tenure as its Executive Vice President, Chief Operating Officer and Chief Financial Officer. Prior to that, he served as the Chief Financial Officer of Hansen Medical, Inc., a medical device company. He also held senior level finance positions at two other healthcare companies: Oacis Healthcare Systems, Inc., and Oclassen Pharmaceuticals, Inc. Additionally, Mr. Ghiglieri was also the Chief Financial Officer and Corporate Secretary for two technology software companies: Avolent, Inc., and Andromedia, Inc. Mr. Ghiglieri began his career as an audit manager of

PricewaterhouseCoopers, LLP. He received a B.S. in Business Administration from California State University, Hayward where he graduated Magna Cum Laude. Mr. Ghiglieri is also a Certified Public Accountant (inactive).

Galena believes Mr. Ghiglieri’s significant executive management experience of public and private companies in the biotechnology and healthcare sectors qualify him to serve on the continuing company’s board of directors.

Fabio López. Mr. López will be appointed to the continuing company’s board of directors effective as of the closing of the Merger. Mr. López is a co-founder and the Chief Executive Officer of Equilibria Capital Management Limited, positions he has held since its founding in 2011. Mr. López also serves on the investment committee and as a senior advisor to Stoneweg Spanish Real Estate funds based in Geneva, Switzerland, and on the board of a private investment holding company. Mr. López holds a B.S. in Business Administration from Universidad Pontificia Comillas ICADE in Madrid, Spain.

SELLAS believes Mr. López’s extensive experience as a financial advisor and investor, as well as his significant management experience, qualifies him to serve on SELLAS’ board of directors.

Robert L. Van Nostrand. Mr. Van Nostrand will be appointed to the continuing company’s board of directors effective as of the closing of the Merger. Mr. Van Nostrand is currently on the Board of Directors of Achillion Pharmaceuticals, Inc. (NASDAQ: ACHN), a biotechnology company, Enumeral Biomedical Corporation (OTCMKTS: ENUM), a biotechnology company, Intra-Cellular Therapies, Inc. (NASDAQ: ITCI), a biopharmaceutical company, Yield10 Bioscience, Inc. (NASDAQ: YTEN), formerly Metabolix, Inc., a bio agricultural company, and the Biomedical Research Alliance of New York, a private company providing clinical trial services. Mr. Van Nostrand was Executive Vice President and Chief Financial Officer of Aureon Laboratories, Inc., a pathology life science company, from January 2010 to July 2010. Prior to joining Aureon Laboratories, Mr. Van Nostrand served as Executive Vice President and Chief Financial Officer of AGI Dermatics, a private biotechnology company, from July 2007 to September 2008 when the company was acquired. Between 1986 and 2007, Mr. Van Nostrand held various executive and other management positions, including Chief Compliance Officer and Chief Financial Officer, at OSI Therapeutics, Inc., or OSI. Prior to joining OSI, Mr. Van Nostrand served in a managerial position with the accounting firm, Touche Ross & Co., currently Deloitte. Mr. Van Nostrand is also on the board of New York Biotechnology Association and was the former chairman, and is on the Foundation Board of Farmingdale University. Mr. Van Nostrand holds a B.S. in Accounting from Long Island University, New York and completed advanced management studies at the Wharton School of the University of Pennsylvania. He is a Certified Public Accountant.

Galena believes Mr. Van Nostrand’s vast board and industry experience in life sciences, his qualification as a financial expert, as well as his experience in transaction structuring and risk management qualifies him to serve on the continuing company’s board of directors.

John Varian. Mr. Varian will be appointed to the continuing company’s board of directors effective as of the closing of the Merger. Mr. Varian served as Chief Executive Officer of XOMA Corporation, or XOMA, from August 2011 through December 2016 and served as a member of the Board of Directors of XOMA from December 2008 through May 2017. Mr. Varian currently serves as a member of Versartis, Inc.’s (NASDAQ: VSAR) Board of Directors, a position he has held since March 2014. Mr. Varian previously served as Chief Operating Officer of ARYx Therapeutics, Inc. from December 2003 through August 2011. Beginning in May 2000, Mr. Varian was Chief Financial Officer of Genset S.A. in Paris France, where he was a key member of the team negotiating Genset’s sale to Serono S.A. in 2002. From 1998 to 2000, Mr. Varian served as Senior Vice President, Finance and Administration of Elan Pharmaceuticals, Inc., joining the company as part of its acquisition of Neurex Corporation. Prior to the acquisition, he served as Neurex Corporation’s Chief Financial Officer from 1997 until 1998. From 1991 until 1997, Mr. Varian served as the VP Finance and Chief Financial Officer of Anergen Inc. Mr. Varian was an Audit Principal / Senior Manager at Ernst & Young LLP from 1987 until 1991 where he focused on life sciences. Mr. Varian was also a founding committee member of Bay Bio and a former chairman of the Association of Bioscience Financial Officers International Conference. Mr. Varian holds a B.B.A. from Western Michigan University.

SELLAS believes Mr. Varian’s significant experience working with biopharmaceutical companies, with a specific focus on financing, corporate financial management and related matters, qualifies him to serve on the continuing company’s board of directors.

Jane Wasman. Ms. Wasman will be appointed to the continuing company’s board of directors effective as of the closing of the Merger. Ms. Wasman has been President, International & General Counsel and Corporate Secretary of Acorda Therapeutics, Inc., or Acorda, a publicly traded biopharmaceutical company, since October 2012, managing its International, Legal, Quality, IP and Compliance functions. From January 2012 until October 2012, she was Acorda’s Chief, Strategic Development, General Counsel and Corporate Secretary, and from May 2004 until January 2012, she was Acorda’s Executive Vice President, General Counsel and Corporate Secretary. Before joining Acorda, Ms. Wasman was with Schering-Plough Corporation, a global pharmaceutical company, for over eight years, holding various U.S. and international leadership positions, including Staff Vice President and Associate General Counsel. Ms. Wasman earned a J.D. from Harvard Law School and her undergraduate degree magna cum laude from Princeton University. She has been a member of the board of directors and of the executive committee of the board of the New York Biotechnology Association since 2007.

SELLAS believes Ms. Wasman’s significant executive and management experience at publicly traded biopharmaceutical companies qualifies her to serve on the continuing company’s board of directors.

Board of Directors of the Continuing Company Following the Merger

The Galena Board currently consists of seven members and is currently divided into three classes of directors with three directors in Class I and two directors in each of Class II and Class III. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which he or she was elected and until his or her successor is duly elected and qualified. The terms and members of each class of directors are as follows:

•	Class I Directors whose term expires at the date of the annual meeting in 2020: William L. Ashton, Rudolph Nisi, M.D.; and Richard Chin, M.D.;

•	Class II Directors whose term expires at the annual meeting in 2018: Irving M. Einhorn and Stephen S. Galliker; and

•	Class III Directors whose term expires at the date of the Annual Meeting in 2019: Sanford J. Hillsberg and Mary Ann Gray, Ph.D.

Following the Merger, none of the current Galena directors will serve as directors of the continuing company and the continuing company’s directors will consist of seven members, with five designated by SELLAS, including Dr. Angelos M. Stergiou, Fabio López, John Varian, Jane Wasman and one additional director appointed by SELLAS, and two directors appointed by Galena, Stephen F. Ghiglieri and Robert L. Van Nostrand.

There are no family relationships among any of the current Galena directors and executive officers, and there are no family relationships among any of the proposed continuing company directors and officers.

Director Independence

NASDAQ’s listing standards require that the Galena Board consist of a majority of independent directors, as determined under the applicable rules and regulations of NASDAQ. Galena’s nominating and corporate governance committee, and the independent members of its board of directors have determined that each of William L. Ashton, Richard Chin, M.D., Irving M. Einhorn, Stephen S. Galliker, Mary Ann Gray, Ph.D., and Rudolph Nisi, M.D. are “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ marketplace rules. The Galena Board has determined that Mr. Hillsberg is not independent under Rule 5605(a)(2)(D) of the NASDAQ marketplace rules, because of his relationship with TroyGould PC, of which he is an executive officer.

Committees of the Board of Directors

The Galena Board currently has, and following the completion of the Merger will continue to have, the following standing committees, among others: audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The responsibilities of Galena’s audit committee include the following:

•	appointing, approving the compensation of, and assessing the independence of Galena’s registered public accounting firm;

•	overseeing the work of Galena’s independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and Galena’s independent registered public accounting firm its annual and quarterly financial statements and related disclosures;

•	monitoring Galena’s internal control over financial reporting, disclosure controls and procedures;

•	overseeing Galena’s internal audit function; and

•	discussing Galena’s risk management policies.

The audit committee currently consists of Stephen Galliker, Irving Einhorn, Dr. Mary Ann Gray, and Dr. Rudolph Nisi. The Galena Board has determined that Mr. Galliker is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, as is Dr. Gray. Dr. Gray currently serves as the chairman of Galena’s audit committee.

The audit committee of the continuing company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the members of the audit committee are expected to be                 , who is expected to serve as chairman and as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, and                  and                 . To qualify as independent to serve on Galena’s audit committee, listing standards of NASDAQ and the applicable rules of the SEC require that a director not accept any consulting, advisory, or other compensatory fee from Galena, other than for service as a director, or be an affiliated person of Galena. The Galena Board has concluded that the current composition of the audit committee meets the requirements for independence under the rules and regulations of NASDAQ and of the SEC.

SELLAS believes that, following completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of NASDAQ and of the SEC.

Compensation Committee

The responsibilities of Galena’s compensation committee include the following:

•	reviewing and approving annually the corporate goals and objectives applicable to the compensation of Galena’s chief executive officer, evaluating at least annually the chief executive officer’s performance in light of those goals and objectives, and determining and approving the chief executive officer’s compensation level based on this evaluation;

•	reviewing and approving the compensation of Galena’s directors and all other executive officers;

•	reviewing and approving and, when appropriate, recommending to the Galena Board for approval, incentive compensation plans and equity-based plans, and where appropriate or required, recommending for approval by Galena stockholders, the adoption, amendment or termination of such plans; and administering such plans;

•	reviewing and approving the executive compensation information included in Galena’s annual report on Form 10-K and proxy statement;

•	reviewing and approving or providing recommendations with respect to any employment agreements or severance arrangements or plans; and

•	reviewing director compensation and recommending any changes to the board of directors.

The current members of Galena’s compensation committee are William L. Ashton, Dr. Richard Chin, Stephen S. Galliker and Dr. Rudolph Nisi. Mr. Ashton is the chair of Galena’s compensation committee.

The compensation committee of the company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the members of the compensation committee are expected to be                 , who is expected to serve as chairman, and                 . To qualify as independent to serve on Galena’s compensation committee, the listing standards of NASDAQ require a director not to accept any consulting, advisory, or other compensatory fee from Galena, other than for service on the Galena Board, and that the Galena Board consider whether a director is affiliated with Galena and, if so, whether such affiliation would impair the director’s judgment as a member of Galena’s compensation committee. The Galena Board has concluded that the composition of the compensation committee meets the requirements for independence under the rules and regulations of NASDAQ and of the SEC. SELLAS believes that, after the completion of the Merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of NASDAQ and of the SEC.

Nominating and Corporate Governance Committee

The responsibilities of Galena’s Nominating and Corporate Governance Committee include the following:

•	identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders;

•	recommending committee and chairperson assignments for directors to the board of directors;

•	developing, subject to the board of directors’ approval, a process for an annual evaluation of the board of directors and its committees and to oversee the conduct of this annual evaluation;

•	overseeing Galena’s corporate governance practices, including reviewing and recommending to the board of directors for approval any changes to the documents and policies in Galena’s corporate governance framework, including its certificate of incorporation and bylaws; and

•	monitoring compliance with Galena’s Code of Business Conduct and Ethics, investigating alleged breaches or violations thereof and enforcing its provisions.

Board candidates are considered by Galena’s nominating and corporate governance committee on a case-by-case basis. A candidate for election to the Galena Board must possess the ability to apply good business judgment and must be in a position to properly exercise his or her duties of loyalty and care in his or her representation of the interests of stockholders. Candidates should also exhibit proven leadership capabilities, high integrity and experience with a high level of responsibilities within their chosen fields, and have the ability to quickly grasp complex principles of business, finance, and transactions regarding Galena’s industry. In general, preferred candidates will currently hold, or have recently held, an established executive level position and have extensive experience in business, finance, law, science, research, or government. Galena’s nominating and corporate governance committee will consider these criteria for nominees identified by the committee, by stockholders, or through other sources. When current members of the Galena Board are considered for nomination for reelection,

Galena’s nominating and corporate governance committee takes into consideration their prior contributions to the Galena Board and performance as well as the composition of the Galena Board as a whole, including whether the Galena Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity, and other desired qualities. Galena’s nominating and corporate governance committee makes a preliminary assessment of each proposed nominee based upon the résumé and biographical information, an indication of the individual’s willingness to serve, and other relevant information. This information will be evaluated against the criteria set forth above and Galena’s specific needs at that time. Based upon a preliminary assessment of the candidate(s), those who appear best suited to meet Galena’s needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, Galena’s nominating and corporate governance committee will determine which nominee(s) to submit for election. Galena’s nominating and corporate governance committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.

Galena’s nominating and corporate governance committee and its board of directors believe that diversity along multiple dimensions, including opinions, skills, perspectives, personal and professional experiences and other differentiating characteristics, is an important element of its nomination recommendations. The Galena Board considers each nominee in the context of the board as a whole, with the objective of assembling a board of directors that can best maintain the success of Galena’s business. Although the Galena Board and nominating and corporate governance committee does not have a formal diversity policy, Galena’s nominating and corporate governance committee and the Galena Board periodically review the membership of Galena Board in light of Galena’s business and strategic objectives, consider whether the directors possess the requisite skills, experience and perspectives to oversee Galena in achieving those goals, and may seek additional directors from time to time as a result of its considerations.

The current members of Galena’s nominating and corporate governance committee are Dr. Rudolph Nisi, William L. Ashton, Dr. Richard Chin, Irving Einhorn and Dr. Mary Ann Gray, each of whom has been determined by the Galena Board to be independent under the rules and regulations of NASDAQ. Dr. Nisi is the chair of the nominating and corporate governance committee.

Galena’s nominating and corporate governance committee of the continuing company is expected to retain these duties and responsibilities following completion of the Merger.

Following the closing of the Merger, the members of Galena’s nominating and corporate governance committee are expected to be                 , who is expected to serve as chairman, and                 .

Director Compensation

SELLAS does not currently have a director compensation policy. In 2016, SELLAS paid Mr. Raskin $30,000 as compensation for his service as a non-employee director during 2016. In addition, during 2016, SELLAS accrued $30,000 as compensation for each of Mr. Palacios and Dr. Sougioultzoglou for their service as non-employee directors during 2016. SELLAS also provides reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of SELLAS’ board of directors or any committees thereof.

The following table sets forth compensation earned and paid to each SELLAS non-employee director for service as a director during 2016:

Director Compensation

Name(1)	Fees Paid in Cash		Option Awards(2)(3)		All Other Compensation		Total
	$		$		$		$
Luis A. Palacios(4)		—		—		30,000		30,000

Miltiadis Sougioultzoglou(5)		—		812,208		30,000		842,208

Gregory Raskin(6)		30,000		131,358		—		161,358

(1)	Dr. Stergiou, SELLAS’ chief executive officer, is also a director but does not receive any additional compensation for his service as a director. Dr. Stergiou’s compensation as an executive officer is set forth below under “Management Following the Merger—Executive Compensation—Summary Compensation Table.”
(2)	Consists of a single grant of options to Dr. Sougioultzoglou on November 28, 2016 with respect to 496 SELLAS Shares and a single grant of options to Mr. Raskin on November 28, 2016 with respect to 83 SELLAS Shares, each with an exercise price equal to $2,329.02 per share. This exercise price reflects the full grant date fair value for awards granted during the year ended December 31, 2016. The grant date fair value was computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our consolidated financial statements for the year ended December 31, 2016 included elsewhere in this proxy statement/prospectus/consent solicitation statement. Dr. Sougioultzoglou’s options were eligible to vest in one lump sum on February 27, 2018; however, Dr. Sougioultzoglou forfeited his options in connection with his resignation as a director on August 4, 2017. Mr. Raskin’s options vested in one lump sum on February 27, 2017; however, Mr. Raskin forfeited his options in exchange for a cash payment of $30,000 in connection with his resignation as a director on June 23, 2017, with $15,000 of such amount paid on August 15, 2017 and the remaining $15,000 due upon the earlier of December 31, 2017, and three months following the closing of the Merger.
(3)	The aggregate number of options outstanding at December 31, 2016 and held by each non-employee director was as follows: 0 shares for Mr. Palacios; 496 shares for Dr. Sougioultzoglou; and 83 shares for Mr. Raskin.
(4)	SELLAS accrued $30,000 as compensation for Mr. Palacios for serving as a member of SELLAS’ board of directors during 2016. Such amount has not been paid.
(5)	SELLAS accrued $30,000 as compensation for Dr. Sougioultzoglou for serving as a member of SELLAS’ board of directors during 2016. Dr. Sougioultzoglou resigned from SELLAS’ board of directors on August 4, 2017 and forfeited the accrued amount.
(6)	SELLAS paid Mr. Raskin compensation of $30,000 for serving as a member of SELLAS’ board of directors during 2016. Mr. Raskin resigned from SELLAS’ board of directors on June 23, 2017.

While SELLAS does not currently have a non-employee director compensation policy, in                2017, SELLAS’ board of directors adopted a non-employee director cash and equity compensation policy to be effective upon the closing of the Merger. Under this policy the continuing company will pay each of its non-employee directors a cash stipend for service on its board of directors and, if applicable, on the audit committee, compensation committee and nominating and corporate governance committee. Each of the continuing company’s non-employee directors will receive an additional stipend if they serve as the chairperson of the compensation committee, nominating and corporate governance committee or audit committee or serve as the non-executive chairperson of the board of directors. The stipends payable to each non-employee director for service on the continuing company’s board of directors are as follows:

	Member Annual Service Stipend	Chairperson Annual Service Stipend
Board of directors	$35,000	$65,000
Audit committee	$7,500	$15,000
Compensation committee	$5,000	$10,000
Nominating and corporate governance committee	$3,750	$7,500
Science committee	$3,750	$7,500

In addition, the cash compensation described above for each member of the continuing company’s board of directors will receive an automatic option grant to purchase                  shares (subject to adjustment for stock splits and similar matters) of the continuing company’s common stock at each annual meeting when such director is re-elected with an exercise price equal to the fair market value of a share of the continuing company’s common stock on such date. Each option grant will vest in full on the earlier of the one year anniversary of the date of grant or the day before the continuing company’s next annual meeting.

Each new director elected or appointed to the continuing company’s board of directors will receive an initial option grant to purchase                  shares (subject to adjustment for stock splits and similar matters) of the continuing company’s common stock upon such director’s appointment or election with an exercise price equal to the fair market value of a share of the continuing company’s common stock on such date. Each option grant will vest in over three years in equal annual installments on each of the first three anniversaries of the date of grant subject to continued service.

Compensation Committee Interlocks and Insider Participation

Following the completion of the Merger, the members of the continuing company’s compensation committee are expected to be                 , who is expected to serve as chairman, and                 . Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of the NASDAQ. None of the proposed continuing company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the continuing company’s board of directors or compensation committee following the completion of the Merger.

Executive Compensation

SELLAS’ executive officers for the year ended December 31, 2016, and who will serve as executive officers of the continuing company following the Merger, are referred to herein as the “named executive officers.” The named executive officers and their current positions are as follows:

•	Angelos M. Stergiou, M.D., Sc.D. h.c., Chief Executive Officer and Vice Chairman;

•	Nicholas J. Sarlis, M.D., Ph.D., FACP, Chief Medical Officer and Senior Vice President; and

•	Gregory M. Torre, Ph.D., J.D., Chief Regulatory Officer and Senior Vice President, Technical Operations.

Aleksey N. Krylov, SELLAS’ Interim Chief Financial Officer joined SELLAS in October 2017 and did not receive any compensation from SELLAS for the year ended December 31, 2016.

Summary Compensation Table

The following table provides information regarding the named executive officers of SELLAS during the fiscal year ended December 31, 2016 who will serve as executive officers of the continuing company. For the management of the company after the closing of the Merger, see “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Continuing company Following the Merger.”

Name and Principal Position	Salary	Bonus	Stock Awards(1)	Option Awards(2)	All Other Compensation		Total
Angelos M. Stergiou, M.D., Sc.D. h.c.	$133,332	$—	$1,925,674	$—	$117,700	(3)	$2,156,706
Chief Executive Officer and Vice Chairman

Nicholas J. Sarlis, M.D., Ph.D., FACP	$99,519	$—	$—	$276,470	$—		$375,989
Chief Medical Officer and Senior Vice President

Gregory M. Torre, Ph.D., J.D.	$143,750	$50,000	$—	$346,844	$225,262	(4)	$765,856
Chief Regulatory Officer and Senior Vice President, Technical Operations

(1)	The amounts in this column reflect the full grant date fair value of restricted stock units, or RSUs, granted during 2016. The grant date fair value was computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our consolidated financial statements for the year ended December 31, 2016 included elsewhere in this proxy statement/prospectus/consent solicitation statement.
(2)	The amounts in this column reflect the full grant date fair value of options granted during 2016. The grant date fair value was computed in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our consolidated financial statements for the year ended December 31, 2016 included elsewhere in this proxy statement/prospectus/consent solicitation statement.
(3)	Includes payment of a monthly housing allowance for Dr. Stergiou’s benefit.
(4)	Includes an aggregate of $225,262 of payments to Tower, LLC for consulting services provided by Dr. Torre prior to him becoming a full-time employee. See the section entitled “Certain Relationships and Related Party Transactions—Employment and Other Compensation Arrangements, Equity Plan Awards” for more information.

Narrative Disclosure to Summary Compensation Table

Base Salary

The compensation of the named executive officers has historically been determined and approved by SELLAS’ board of directors. The named executive officers each receive a base salary to compensate them for services rendered to SELLAS. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience and responsibilities.

In September 2016, SELLAS entered into employment agreements with each of the named executive officers pursuant to which SELLAS agreed to pay the following annual base salaries:

Name	Annual Base Salary
Angelos M. Stergiou	$400,000
Nicholas J. Sarlis	$345,000
Gregory M. Torre	$345,000

In June, 2017, Dr. Stergiou was granted 642 SELLAS Shares in lieu net compensation of $0.1 million for the period between March and June, 2017.

Annual Bonuses

From time to time, SELLAS’ board of directors or its compensation committee may approve bonuses for its named executive officers based on individual performance, company performance or as otherwise determined appropriate. Pursuant to the terms of his employment agreement, Dr. Stergiou is eligible to receive an annual short-term incentive bonus equal to a minimum of 30% of his annual base salary. Each of Drs. Sarlis’ and Torre’s employment agreements provide that he is eligible to receive an annual short-term incentive bonus of up to 25% of his annual base salary. The amount of each named executive officer’s actual annual incentive bonus, if any, is determined by SELLAS’ board of directors. No annual bonuses were paid in or with respect to SELLAS’ 2016 fiscal year.

In addition, in connection with his hire, Dr. Torre received a $75,000 signing bonus paid in four installments with $25,000 paid on November 2, 2016, $25,000 paid on January 20, 2017, $12,500 paid on February 15, 2017 and $12,500 paid on February 28, 2017.

Equity-Based Incentive Awards

SELLAS’ equity-based incentive awards are designed to align its interests with those of its employees, directors and consultants, including its named executive officers. SELLAS’ board of directors has been responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with SELLAS and serves as an additional retention measure. SELLAS’ executives generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

SELLAS has historically granted RSUs and stock options pursuant to the SELLAS Life Sciences Group Ltd. Stock Incentive Plan #1, or the SELLAS plan, the terms of which are described below under “—Equity Benefit Plans.” All stock options were granted with a per share exercise price equal to no less than the fair market value of the SELLAS Shares on the date of the grant of such award. Generally, SELLAS’ RSUs and options vest over a defined period subject to the holder’s continuous service with SELLAS.

In November 2016, SELLAS’ board of directors awarded 827 SELLAS RSUs to Dr. Stergiou. Dr. Stergiou’s SELLAS RSUs were scheduled to vest on November 22, 2017. In addition, Dr. Stergiou’s SELLAS RSUs were subject to accelerated vesting in full upon a change in control of SELLAS or upon the termination of their employment by SELLAS other than for cause, in conjunction with a reduction in force or due to their death or disability. Effective August 7, 2017, the SELLAS board of directors accelerated the vesting of Dr. Stergiou’s outstanding SELLAS RSUs, and the SELLAS RSUs were settled through the issuance of SELLAS Shares.

In November 2016, SELLAS’ board of directors awarded to Dr. Sarlis an option to purchase 165 SELLAS Shares and to Dr. Torre an option to purchase 207 SELLAS Shares. The options had an exercise price of $2,329.02 per share and were scheduled to vest in three equal annual installments with the first installment vesting on January 1, 2018. In addition, Drs. Sarlis’ and Torre’s options were subject to accelerated vesting in full upon a change in control of SELLAS or upon the termination of their employment by SELLAS other than for cause, in conjunction with a reduction in force or due to their death or disability. Effective August 7, 2017, the SELLAS board of directors cancelled the outstanding options granted to Drs. Sarlis and Torre pursuant to the terms of option termination agreements. Drs. Sarlis and Torre each received a single lump sum payment of $1,000 in consideration thereof.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of SELLAS’ named executive officers as of December 31, 2016. None of the named executive officers of SELLAS held RSUs that were settled in 2016 or exercised options to purchase SELLAS Shares in 2016.

		OPTION AWARDS(1)(2)			STOCK AWARDS(1)(3)
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)(2)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)
Angelos M. Stergiou	11/22/16	—	—	—	—	827	$1,925,674
Nicholas J. Sarlis	11/28/16	—	165	$2,329.02	11/28/26	—	—
Gregory M. Torre	11/28/16	—	207	$2,329.02	11/28/26	—	—

(1)	All of the option awards and stock awards were granted under the SELLAS Plan, the terms of which are described below under “—Equity Benefit Plans.”
(2)	All of the options were granted with a per share exercise price equal to the fair market value of one of SELLAS Shares on the date of grant, as determined in good faith by SELLAS’ board of directors. The options expire 10 years following the grant date. All options granted vest in three equal annual installments, such that 33.3% of the shares subject to the option vest on each of January 1, 2018, January 1, 2019 and January 1, 2020, subject to continued service through those dates. In addition, the vesting of the options was subject to acceleration in connection with a change in control of SELLAS and certain terminations of employment. Each of the options granted to Drs. Sarlis and Torre was terminated pursuant to the terms of option termination agreements as described above under “—Narrative Disclosure to Summary Compensation Table—Equity-Based Incentive Awards.”
(3)	These shares represent time-based RSUs outstanding at December 31, 2016. The SELLAS RSUs granted to Dr. Stergiou were eligible to vest in a single lump sum on November 22, 2017 subject to continued service through that date. In addition, the vesting of the SELLAS RSUs was subject to acceleration in connection with a change in control of SELLAS and certain terminations of employment.” The vesting of each of the SELLAS RSUs granted to Dr. Stergiou was accelerated on August 7, 2017 and the SELLAS RSUs were settled as described above under “—Narrative Disclosure to Summary Compensation Table—Equity-Based Incentive Awards.

Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control

SELLAS has entered into employment agreements with each of its named executive officers described below, which include standard confidential information and/or inventions assignment agreements, and under which each of its named executive officers has agreed not to disclose SELLAS’ confidential information. The named executive officers are each eligible to participate in, subject to applicable eligibility requirements, all of SELLAS’ employee retirement and welfare benefit plans and programs made available to senior level executives.

All severance benefits payable to the named executive officers under their employment agreements are subject to their signing, not revoking and complying with a release of claims in favor of SELLAS and are subject to applicable taxes and withholding.

Angelos M. Stergiou, M.D., Sc.D. h.c.

In September 2016, SELLAS entered into an employment agreement with Dr. Stergiou, co-founder, Chief Executive Officer and Vice Chairman. Under this employment agreement, Dr. Stergiou is entitled to an annual base salary of $400,000 (subject to review and adjustment in the discretion of the board of directors or the compensation committee) and a discretionary annual cash bonus, with a target amount no less than 30% of Dr. Stergiou’s then effective base salary (subject to continued employment and the achievement of certain performance objectives established by SELLAS’ board of directors or compensation committee). This employment agreement also provides that Dr. Stergiou will receive a monthly housing allowance of $10,000 and may be eligible to receive an additional discretionary bonus as determined by SELLAS in its sole discretion.

Dr. Stergiou’s employment agreement provides that upon an initial public offering, or IPO, which is defined in the agreement as the first sale of equity securities issued by SELLAS, which sale is registered under the U.S. Securities Act of 1933, and which securities are listed on a U.S. national securities exchange, Dr. Stergiou is eligible to receive additional bonuses of up to $400,000, provided SELLAS has a market capitalization of at least $300 million at the time of such IPO. $200,000 of the potential IPO bonuses is payable if SELLAS’ share price rises at least 20% in the five business days following the completion of the IPO and an additional $200,000 if the share price also rises at least 20% on the nine month anniversary of the IPO. In addition, in the event of a trade sale of SELLAS within three years following the IPO, Dr. Stergiou is eligible to receive an additional bonus equal to $2 million, $3 million or $5 million if the total consideration received by SELLAS in connection with the trade sale exceeds $500 million, $750 million or $1 billion, respectively. The Merger is not considered an IPO or trade sale for purposes of Dr. Stergiou’s employment agreement, and Dr. Stergiou will not be eligible to receive the IPO bonuses or a trade sale bonus in connection with the Merger.

In connection with Dr. Stergiou entering into his employment agreement, and pursuant to the terms thereof, SELLAS issued to Dr. Stergiou 827 SELLAS RSUs on November 22, 2016. Dr. Stergiou’s SELLAS RSUs were scheduled to vest on November 22, 2017 and were subject to accelerated vesting upon a change in control of SELLAS and certain terminations of employment; however, on August 7, 2017, the board of directors accelerated the vesting of such SELLAS RSUs in full and SELLAS Shares have been issued to Dr. Stergiou upon settlement of the SELLAS RSUs.

Dr. Stergiou’s employment agreement does not have a specified term and either party may terminate Dr. Stergiou’s employment agreement by providing written notice at any time, with or without cause. If SELLAS terminates Dr. Stergiou’s employment without cause or Dr. Stergiou resigns for good reason, Dr. Stergiou will be eligible to receive a lump-sum payment equal to two years of his annual base salary. In addition, if such termination or resignation occurs within one month prior to or twelve months following a change in control, Dr. Stergiou will be eligible to receive full vesting of his then outstanding stock awards and any options held by Dr. Stergiou may be exercised during the 12 month period following termination, or if earlier, the expiration date of the options. SELLAS must provide Dr. Stergiou with six months’ notice prior to a termination without cause and may elect to place Dr. Stergiou on garden leave (with base salary and other benefits) during such period. Upon termination of his employment due to death or disability, Dr. Stergiou is eligible for a pro-rated bonus for the year in which terminated.

The following definitions have been adopted in Dr. Stergiou’s employment agreement:

•

“cause” means a termination determination by SELLAS’ board of directors on account of (a) Dr. Stergiou’s conviction of (or pleas of guilty or nolo contendere to) a crime constituting a misdemeanor involving dishonesty or moral turpitude or any crime constituting a felony;

(b) Dr. Stergiou’s misappropriation or embezzlement of the property of SELLAS (whether or not a misdemeanor or felony); (c) Dr. Stergiou’s commission of a material act of dishonesty or he otherwise engages in or is guilty of gross negligence or willful misconduct in the performance of his duties having the effect of materially injuring (whether financially or otherwise) the business or reputation of SELLAS; (d) Dr. Stergiou’s material breach of the provisions of any written non-competition, non-disclosure or non-solicitation agreement, or any other agreement in effect with SELLAS, including without limitation the restrictive covenants of the employment agreement or SELLAS’ applicable written code of business conduct and compliance policies; or (e) Dr. Stergiou’s neglect, refusal or failure to perform his material duties under the employment agreement, other than a failure resulting from Dr. Stergiou’s incapacity due to physical or mental illness; provided, however, Dr. Stergiou shall have 30 days following SELLAS’ written notification specifying a condition under clause (c), (d) or (e) constituting “cause” to cure such condition (to the extent the condition is curable as reasonably determined by the board of directors).

•	“good reason” means the occurrence, without Dr. Stergiou’s consent, of any one or more of the following: (i) a material diminution by SELLAS of Dr. Stergiou’s authority, duties or responsibilities, other than a diminution of authority, duties or responsibilities during a 30-day cure period following SELLAS’ written notification of a condition constituting “cause,” temporarily while Dr. Stergiou is physically or mentally incapacitated, or otherwise as required by applicable law; (ii) a material diminution in Dr. Stergiou’s base salary which is not the result of an across the board reduction in base salaries of other senior executives of SELLAS; or (iii) any action or inaction that constitutes a material breach by SELLAS of the employment agreement, including the failure of SELLAS to pay any amounts due or the failure of SELLAS to obtain the express assumption of the employment agreement by a successor.

Dr. Stergiou must provide written notice of a termination for good reason within 90 days of the event constituting good reason. SELLAS has a period of 30 days to correct the act or failure to act that constitutes good reason. If SELLAS fails to cure, Dr. Stergiou must provide a second notice of termination at least 30 and no more than 90 days after the first notice.

Nicholas J. Sarlis, M.D., Ph.D., FACP & Gregory M. Torre, Ph.D., J.D.

In September 2016, SELLAS entered into employment agreements with Dr. Sarlis, SELLAS’ Senior Vice President, Chief Medical Officer and Dr. Torre, SELLAS’ Chief Regulatory Officer, SVP Technical Operations. The employment agreements each provide for a four-year term, unless terminated by either party for any reason, with or without cause, by providing written notice, and establish an annual base salary of $345,000. According to the terms of his agreement, Dr. Torre was also eligible to receive a $75,000 signing bonus payable in three installments on October 31, 2016, December 31, 2016 and January 31, 2017, subject to his continued employment on each such date, which was paid as described above in “—Annual Bonuses.” The employment agreements provide that the executives are eligible to receive a discretionary annual cash bonus of up to 25% of their base salary (subject to continued employment and the achievement of certain performance objectives established by SELLAS’ board of directors or compensation committee). The executives are also eligible to receive an additional discretionary bonus as determined by SELLAS and an IPO bonus equal to $100,000 for Dr. Sarlis and $125,000 for Dr. Torre upon the occurrence of an IPO (as defined above).

In connection with entering into the employment agreements, and pursuant to the terms thereof, SELLAS issued options to purchase SELLAS Shares to each of Drs. Sarlis and Torre. The option awards were scheduled to vest in three equal annual installments beginning on January 1, 2018, and were subject to accelerated vesting upon a change in control of SELLAS and certain terminations of employment; however, they were terminated by the board of directors on August 7, 2017, prior to any vesting thereof in exchange for a payment of $1,000 each.

If SELLAS terminates one of the employment agreements without cause, SELLAS must provide the executive with written notice prior to the date of such termination (5 days’ notice for Dr. Torre and 1 days’ notice for

Dr. Sarlis). In addition, the agreements provide that if SELLAS terminates an executive’s employment without cause or an executive resigns for good reason, the executive will be eligible to receive the following severance benefits: (i) an amount equal to 12 months of his annual base salary, payable in twelve substantially equal monthly installments; (ii) pro-rated target annual bonus to the extent earned and accrued for the year in which the termination occurs; (iii) reimbursement of COBRA premiums for 12 months following termination, or if earlier, upon the date the executive fails to pay the COBRA cost of continuation coverage or the date the executive is eligible for substantially similar coverage from a subsequent employer; and (iv) accelerated vesting of any outstanding equity awards. Although, if such termination or resignation occurs within 12 months following a sale, Dr. Torre’s severance benefit will be enhanced to 18 months of his annual base salary payable in two equal installments at six and twelve months following the date of termination. The following definitions have been adopted in Dr. Sarlis’ and Dr. Torre’s employment agreements:

•	“cause” means a termination determination by SELLAS’ board of directors on account of (a) Dr. Sarlis’ or Dr. Torre’s, as applicable, conviction of (or pleas of guilty or nolo contendere to) a crime constituting a misdemeanor involving dishonesty or moral turpitude or any crime constituting a felony; (b) Dr. Sarlis’ or Dr. Torre’s, as applicable, neglect, refusal or failure to perform his material duties under the employment agreement (excluding a failure due to Dr. Sarlis’ or Dr. Torre’s, as applicable, incapacity due to physical or mental illness); (c) Dr. Sarlis’ or Dr. Torre’s, as applicable, commission of a material act of dishonesty, or he otherwise engages in or is guilty of gross negligence or willful misconduct in the performance of his duties; (d) Dr. Sarlis’ or Dr. Torre’s, as applicable, material breach of the provisions of any written non-competition, non-disclosure or non-solicitation agreement, including without limitation the restrictive covenants of the employment agreement or SELLAS’ applicable written code of business conduct and compliance policies. Mr. Pollett will have 15 days following SELLAS’ written notification specifying a condition under clause (b), (c) or (d) constituting “cause” to cure such condition (to the extent the condition is curable as reasonably determined by the board of directors).

•	“good reason” means the occurrence, without Dr. Sarlis’ or Dr. Torre’s, as applicable, consent, of any one or more of the following: (i) a material diminution by SELLAS of Dr. Sarlis’ or Dr. Torre’s, as applicable, authority, duties or responsibilities, other than a diminution of authority, duties or responsibilities during the 15-day cure period following SELLAS’ written notification of a condition constituting “cause,” temporarily while Mr. Pollett is physically or mentally incapacitated, or otherwise as required by applicable law; (ii) a material diminution in Dr. Sarlis’ or Dr. Torre’s, as applicable, base salary which is not the result of an across the board reduction in base salaries of other senior executives of SELLAS; (iii) any action or inaction that constitutes a material breach by SELLAS of the employment agreement, including the failure of SELLAS to pay any amounts due or the failure of SELLAS to obtain the express assumption of the employment agreement by a successor; or (iv) a change in the principal place of employment.

Dr. Sarlis or Dr. Torre, as applicable, must provide written notice of a termination for good reason within 60 days of the event constituting good reason. SELLAS has a period of 30 days to correct the act or failure to act that constitutes good reason. If SELLAS fails to cure, Dr. Sarlis or Dr. Torre, as applicable, must provide a second notice of termination at least 30 and no more than 90 days after the first notice.

Aleksey N. Krylov, M.B.A.

In October 2017, SELLAS entered into an employment agreement with Mr. Krylov, SELLAS’ Interim Chief Financial Officer. Under this employment agreement, Mr. Krylov is entitled to an annual base salary of $270,000 (subject to review and adjustment in the discretion of SELLAS’ board of directors or a duly constituted committee thereof). Mr. Krylov’s employment agreement is at-will, and provides that the Company may terminate Mr. Krylov’s employment at any time for any reason. Mr. Krylov may resign from his employment for any reason by giving the Company sixty days written notice.

Retention Agreements

In late July and early August 2017, SELLAS entered retention agreements with Dr. Sarlis and Dr. Torre, which go into effect upon the closing of the Merger, pursuant to which each executive is eligible to receive a retention bonus upon the consummation of a strategic transaction following the Merger. Each of Drs. Sarlis and Torre is eligible for such a retention bonus if he remains employed in good standing on a full-time basis through the consummation of a strategic transaction, and the strategic transaction is consummated within the 18 months following the effective date of the agreement. Each executive must sign a general release of claims to be eligible to receive the retention bonus.

The retention bonuses are payable in a lump sum (less required payroll withholding and deductions) within 30 days following the date of consummation of such strategic transaction as follows:

Aggregate Consideration	Potential Retention Bonus
	Nicholas J. Sarlis	Gregory M. Torre
$0-$50 Million	$250,000	$200,000
$51-$100 Million	$500,000	$300,000
$101-$150 Million	$750,000	$400,000
$151-$200 Million	$1 Million	$550,000
$201-$250 Million	$1.5 Million	$750,000
> $251 Million	$1.75 Million	$750,000

In the event any contingent consideration is actually paid to SELLAS and/or its securityholders with respect to the strategic transaction, if including such contingent consideration as part of the aggregate consideration would have resulted in the payment of a higher retention bonus and if the payment of any retention bonus upon receipt of such contingent payment would be deemed to be subject to a substantial risk of forfeiture for purposes of Section 409A of the Internal Revenue Code, the executive will be eligible to receive an additional retention bonus equal to the difference between the retention bonus that would have been paid if the contingent consideration was included and the amount already paid upon consummation of the strategic transaction.

In addition, if either Drs. Sarlis or Torre make the first introduction of a strategic transaction counterparty to SELLAS (as determined in good faith by the board of directors), the amounts payable to such executive pursuant to the chart above will be doubled, provided the executive remains employed by SELLAS through the date of the strategic transaction.

Each of Dr. Sarlis’ and Torre’s agreements will terminate on the earlier of the 18-month anniversary of the date of the agreement and the date their employment is terminated.

For the purposes of the retention agreements, a “strategic transaction” generally means any transaction or series of related transactions entered into by the continuing company and any counterparty (other than Galena) whereby, directly or indirectly, the continuing company and any counterparty effect a business combination involving more than 50% of the capital stock of the continuing company and/or all or substantially all of its consolidate assets. “Aggregate consideration” means, with respect to a strategic transaction, an amount equal to the aggregate value of cash and/or property paid or payable to the continuing company and/or its securityholders in connection with the strategic transaction, subject to adjustment as set forth in the agreements. “Contingent consideration” means any amounts payable to the continuing company and/or its securityholders in connection with a strategic transaction that is payable following the closing of a strategic transaction and is contingent upon the performance of the continuing company or its assets and/or attainment of financial targets or other performance metrics following the consummation of the strategic transaction.

Compensation Risk Management

SELLAS has considered the risk associated with its compensation policies and practices for all employees and believes it has designed its compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on SELLAS.

Perquisites, Health, Welfare and Retirement Benefits

All of SELLAS’ current named executive officers are eligible to participate in its employee benefit plans, including medical, dental and vision benefits for those located in Bermuda, and medical, dental, vision, life, disability and accidental death and dismemberment insurance plans for those located in the United States, in each case on the same basis as all of its other employees. SELLAS pays the premiums for all of its employees in the medical, dental, vision, life, disability, accidental death and dismemberment insurance plans in which they participate, including its named executive officers. SELLAS does not provide a 401(k) plan to its employees. Other than as described above under “—Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control,” SELLAS does not provide perquisites or personal benefits to its named executive officers. None of SELLAS’ named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by SELLAS. SELLAS’ board of directors may elect to provide its officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in its best interests.

Equity Benefit Plans

For a description of the equity benefit plans that are expected to be in place after the Merger, see “Galena Proposal No. 4: The 2017 Equity Plan Proposal,” “Galena Proposal No. 5: The 2017 ESPP Proposal” and the description of the Sellas Life Sciences Group Ltd. Stock Incentive Plan #1 below.

Sellas Life Sciences Group Ltd. Stock Incentive Plan #1

The Sellas Life Sciences Group Ltd. Stock Incentive Plan #1, or the SELLAS Plan, was adopted by its board of directors and approved by its shareholders in November 2016.

As of December 31, 2016, there were 1,534 shares remaining available for the grant of stock awards under the SELLAS Plan and there were 1,519 outstanding RSUs and stock options to purchase 1,257 SELLAS Shares.

Pursuant to the Merger Agreement, Galena will assume all outstanding and unexercised options to purchase SELLAS Shares, and such options will be converted into options to purchase Galena common stock, with the number of shares and exercise price being appropriately adjusted to reflect the Exchange Ratio in the Merger, and Galena will assume all outstanding RSUs with respect to SELLAS Shares, and such RSUs will be converted into RSUs with respect to Galena common stock, with the number of shares being appropriately adjusted pursuant to the Exchange Ratio in the Merger. For additional information regarding the treatment of SELLAS options in the Merger, please see the section entitled “The Merger Agreement—SELLAS Options, Warrants and RSUs.”

If the 2017 Plan is approved by the Galena stockholders, on and after the effective date of the Merger, no additional awards will be granted under the SELLAS Plan, and all awards granted under the SELLAS Plan that, from and after the effective date of the Merger, expire or terminate for any reason prior to exercise or settlement, are forfeited because of the failure to meet a contingency or condition required to vest, or are reacquired, withheld or not issued to satisfy a tax withholding obligation in connection with an award or to satisfy the exercise price of a stock award, will become available for grant under the 2017 Plan in accordance with its terms.

Stock Awards

The SELLAS Plan provides for the grant of stock options, including ISO and NSOs, and restricted stock unit awards, or RSUs (collectively, stock awards). ISOs may be granted only to employees. All other stock awards may be granted to employees, including officers, and to non-employee directors and consultants. SELLAS has granted stock options and RSUs under the SELLAS Plan.

Share Reserve

The aggregate number of SELLAS Shares reserved for issuance pursuant to stock awards under the SELLAS Plan is 4,310. The maximum number of shares that may be issued upon the exercise of ISOs under the SELLAS Plan is 4,310 shares. If a stock award granted under the SELLAS Plan expires, is terminated or canceled or forfeited back because of the failure to meet a contingency or condition required to vest, or if shares subject to a stock award are repurchased for an amount not greater than the exercise or purchase price for the shares, such shares will become available for subsequent issuance under the SELLAS Plan. If the 2017 Plan is approved by the Galena stockholders, as of the effective date of the Merger, no additional shares will be issued pursuant to awards under the SELLAS Plan.

Administration

The SELLAS Plan is administered by SELLAS’ board of directors, the plan administrator. The board has the complete discretion to make all decisions relating to the plan and outstanding awards. The board has the authority to modify outstanding awards under the SELLAS Plan. Subject to the terms of the SELLAS Plan, the board has the authority to reduce the exercise or strike price of any outstanding stock award or cancel any outstanding stock award in exchange for new stock awards, cash or other consideration.

Stock Options

Subject to the terms of the SELLAS Plan, the board determines the terms of all awards, including the exercise price of all options. The exercise price for ISOs granted under the SELLAS Plan may not be less than 100% of the fair market value of a common share of SELLAS on the grant date; however, the exercise price for an ISO granted to a holder of more than 10% of the SELLAS Shares may not be less than 110% of such fair market value on the grant date. Options are generally transferable only by will or the laws of descent and distribution, and may be exercised during the holder’s lifetime only by the holder.

The term of options granted under the SELLAS Plan may not exceed ten years and will generally expire sooner if the optionee’s service terminates. Options vest at the times determined by the administrator. Shares may be awarded under the terms of the SELLAS Plan in consideration for services rendered to SELLAS, or sold under the terms of the SELLAS Plan. Shares awarded or sold under the SELLAS Plan may be fully vested at grant or subject to special forfeiture conditions or rights of repurchase as determined by the administrator.

Restricted Stock Units

RSUs are granted pursuant to restricted stock unit award agreements adopted by the board. RSU awards are settled in shares and may be subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions or performance goals established by the board. No adjustment will be made for a dividend or other right prior to the date the shares are delivered.

Changes in Capitalization

If any change is made in the SELLAS Shares by reason of any amalgamation, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, bonus issue, stock split, share subdivision, reverse stock split, share consolidation, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of SELLAS, or in the event of payment of a dividend or distribution to the shareholders of SELLAS in a form other than shares (other than normal cash dividends) that has a material effect on the fair market value of the shares, appropriate and proportional adjustments will be made to the number and kind of shares subject to the SELLAS Plan and to any outstanding stock awards, in the ISO share limit and in the exercise or purchase per share of any outstanding stock awards in order to prevent dilution or enlargement of participants rights under the SELLAS Plan. Any increase in the shares, or the right to acquire shares, as the result of such an adjustment will be subject to the same terms and conditions that apply to the award for which such increase was received.

Change in Control

The board may, in its discretion, provide in any award agreement or, in the event of a change in control, may provide for the acceleration of the exercisability or vesting in connection with the change in control of any outstanding stock awards or portion of stock awards. As determined by the board of directors, in the event of a change in control, the surviving, continuing, successor or purchasing corporation or entity may, without the consent of any participant, assume or continue outstanding stock awards or substitute for each outstanding award a substantially equivalent award; provided that if so determined by the board in its discretion, a stock award will be deemed assumed if following the change in control it provides the right to receive, for each share subject to the stock award, the consideration to which a holder of a common share of SELLAS is entitled pursuant to the change in control transaction, subject to the terms of the SELLAS Plan and applicable award agreement. Any stock award that is neither assumed or continued in connection with a change in control, nor exercised as of immediately prior to the change in control, will terminate effective as of the change in control. In addition, the board may, in its discretion and without the consent of any participant, cancel each outstanding award immediately prior to the change in control in exchange for a payment with respect to each vested share in cash, shares or other property equal to the excess, if any, of (i) the fair market value of the consideration to be paid per share in the change in control, over (ii) any exercise price payable by the holder in connection with the exercise.

Under the SELLAS Plan, a change of control is generally (i) an amalgamation, merger, consolidation or other reorganization, unless securities representing more than 50% of the total combined voting power of the voting securities of the amalgamated or successor company are immediately thereafter beneficially owned, directly or indirectly, by the persons who beneficially owned SELLAS’ outstanding voting securities immediately prior to such transaction, or (ii) a sale, transfer or other disposition or all or substantially all of SELLAS’ assets in liquidation or dissolution of SELLAS, or (iii) the acquisition, directly or indirectly by any person or related group of persons, of beneficial ownership of securities possessing more than 50% of the total combined voting power of SELLAS’ outstanding securities pursuant to a transfer of the then issued and outstanding securities of SELLAS by one or more SELLAS’ shareholders, but in each case excluding a transaction the sole purpose of which is to change the legal jurisdiction of SELLAS’ incorporation or create a holding company that will be owned in substantially the same proportions by the persons who held SELLAS’ securities immediately before the transaction, or a sale by SELLAS of its securities in a transaction the primary purpose of which is to raise capital for SELLAS’ operations and business activities, including a qualified public offering.

Amendment and Termination

SELLAS’ board of directors may at any time amend, suspend or terminate the SELLAS Plan. However, SELLAS’ board of directors must obtain approval of SELLAS’ shareholders for any amendment (a) increasing the maximum number of shares that may be issued under the SELLAS Plan, (b) change the class of persons eligible to receive ISOs, or (c) that would require such approval under any applicable law, regulation or rule. In addition, no amendment, suspension or termination of the SELLAS Plan may adversely affect any outstanding award without the participant’s consent, unless such amendment, suspension or termination is necessary to comply with a future law, regulation or rule applicable to the SELLAS Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2014 to which SELLAS has been a party, in which the amount involved exceeded or will exceed $120,000 or 1% of the average of SELLAS’ total assets as of the end of the last two completed fiscal years and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

SELLAS believes the terms obtained or consideration that SELLAS paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Equilibria Capital Management Limited

Management and Strategic Collaboration Agreement

Fabio López is designated by SELLAS to be appointed to the continuing company’s board of directors at the effective time of the Merger and is the chief executive officer of Equilibria Capital Management Limited, or Equilibria, and the owner of Varibobi Financial Holdings Limited, which is affiliated with Equilibria. Equilibria, including through its funds, beneficially owns more than 5% of the outstanding SELLAS Shares, and is expected to beneficially own more than 5% of the outstanding capital stock of the continuing company.

In June 2016, SELLAS and Equilibria entered into a Management & Strategic Collaboration Agreement, or the Equilibria Collaboration Agreement, pursuant to which Equilibria provides certain strategic, management and capital raising advice to SELLAS in exchange for certain fees including payment of incurred expenses. In addition, SELLAS agreed to pay Equilibria an incentive fee equal to 2% of the gross value paid by a purchaser if SELLAS is sold as part of a strategic transaction.

In February 2017, SELLAS and Equilibria amended the Equilibria Collaboration Agreement to expand the definition of strategic transactions to include a reverse merger, such as the Merger. In such a situation, the incentive fee to Equilibria would be 2% of the post-merger fully diluted market value of SELLAS immediately after closing the merger, payable in a combination of cash and SELLAS Shares. The cash payment would be based on the per share price equaling the intrinsic value of SELLAS’ shares in the reverse merger transaction. The share-based component of the incentive fee would be based on the post-closing fully diluted number of shares outstanding.

In August 2017, the parties further amended the Equilibria Collaboration Agreement to fix the equity compensation payable to Equilibria in connection with the completion of the Merger. Accordingly, SELLAS will issue to Equilibria up to 2,919 SELLAS Shares immediately prior to completion of the Merger, and such SELLAS Shares, if issued, will convert to into approximately                  shares of Galena Common Stock at the effective time of the Merger as payment in full of the incentive fee due Equilibria in connection with the Equilibria Collaboration Agreement. SELLAS may elect to pay a portion of the fee in cash rather than SELLAS Shares.

May 2015 $5.0 Million Convertible Note

In May 2015, SELLAS issued EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund, or Sely I, an affiliate of Equilibria, a $5.0 million convertible note, which note bears interest at a rate of 8%, and was originally to have matured in May 2017. SELLAS refers to this note as the 2015 Sely Note. In April 2017, Sely I elected to extend the maturity date of the 2015 Sely Note to May 2019.

As originally issued, this note was mandatorily convertible upon a qualified initial public offering, or QIPO, as defined therein, and contemplated the issuance of a 5-year warrant to purchase up to 50% of the number of

SELLAS Shares into which the note converted at 105% of the QIPO price per share. The conversion rate was fixed at the lesser of the price per share determined by applying a pre-money valuation of $37.5 million to SELLAS immediately prior to the QIPO or a 30% discount to the QIPO price per share. In February 2017, the parties clarified the terms of the note to expand the situations in which the 2015 Sely Note would automatically convert to include merger or reverse-merger transactions entered into by SELLAS, such as the Merger.

In August 2017, Sely I and SELLAS further amended the note to agree upon the number of securities issuable upon consummation of the Merger. Accordingly, contingent upon and effective immediately prior to completion of the Merger, SELLAS will issue to Sely I 14,372 SELLAS Shares and 5-year warrants to purchase 7,186 SELLAS Shares at a post-Merger price per share equal to 105% of the volume weighted average price of Galena Common Stock for the 30 calendar days following the closing date of the Merger, in full satisfaction of this $5.0 million convertible note. The SELLAS Shares issuable pursuant to the Sely Note will convert into shares of Galena Common Stock at the effective time of the Merger along with all other then outstanding SELLAS Shares. The Sely Warrant will be converted into warrants to purchase that number of shares of Galena Common Stock as determined pursuant to the Exchange Ratio, with a post-Merger exercise price per share equal to 105% of the volume weighted average price of Galena Common Stock for the 30 calendar days following the closing date of the Merger and assumed by Galena in accordance with its terms.

June 2016 $15.0 Million Convertible Note

In June 2016, SELLAS issued a $15.0 million convertible term note to Sely I, or the 2016 Sely Note. The 2016 Sely Note was issued at par and had an interest rate of 8% and had a term of six months. The 2016 Sely Note was issued with similar terms to the 2015 Shareholder Notes described below (excluding the warrant coverage), but was also mandatorily convertible upon a change in SELLAS’ domicile from Switzerland to Bermuda and at maturity.

On November 1, 2016, SELLAS redomiciled its operations from Switzerland to Bermuda and the 2016 Sely Note, together with $0.4 million of accrued interest, automatically converted into 5,380 SELLAS Shares.

June 2017 Bridge Financing

Equilibria participated in the June 2017 bridge financing described below and converted $0.1 million of advisory fees and expenses accrued from March 1 to June 30, 2017 under the Equilibria Collaboration Agreement into 684 SELLAS Shares. Affiliates of Equilibria also participated in the June 2017 bridge financing and subscribed for an aggregate of 34,680 SELLAS Shares for an aggregate cash purchase price of $6.0 million. See “—Other Financing Arrangements” below for more information regarding the June 2017 bridge financing.

August 2017 RSU Termination Agreement

In August 2017, SELLAS and an Equilibria affiliate entered into an agreement to terminate certain RSUs that had been granted in April 2017 to such affiliate under the SELLAS’ Stock Incentive Plan #1, or the SELLAS Plan. Equilibria was issued 1,323 SELLAS Shares as consideration for the termination of the RSU grant.

Starcove Ltd.

Loan Agreements

In March 2015, SELLAS entered into $2.5 million loan agreement with Kara Capital Ltd, an entity affiliated with Christian Obrad, a significant shareholder of SELLAS, that had a 24-month term and a stated interest rate of 8%. In connection with this loan, Mr. Obrad received a finder’s fee of $250,000 pursuant to a Loan Origination and Finder’s Fee Agreement entered into with SELLAS in March 2015. In December 2015, this loan was assigned to Starcove Ltd., or Starcove, a significant shareholder of SELLAS. Mr. Obrad is a director of Starcove. When aggregated, the holdings of Mr. Obrad and Starcove are expected to exceed 5% of the capital stock of the continuing company.

In April 2016, SELLAS entered into a second loan agreement with Starcove, whereby Starcove extended a $1.5 million line of credit, which had a 3-year term and a stated interest rate of 6%. All principal and accrued interest would be payable in a single payment at maturity on April 6, 2019 unless earlier paid but no sooner than six months from the date of second loan. SELLAS made three withdrawals under the credit line as follows: (1) $0.6 million on April 12, 2016, (2) $0.6 million on May 12, 2016 and (3) $0.3 million entered on June 2, 2016.

In connection with SELLAS’ redomiciliation to Bermuda in November 2016, SELLAS converted the aggregate amount of $4.4 million of principal and accrued interest under the two Starcove loans into 1,526 SELLAS Shares in full satisfaction of the loans.

2015 Shareholder Notes

Starcove and Mr. Obrad participated in the 2015 note financing described below and were issued convertible term notes in principal amounts of $0.6 million and $0.3 million, respectively. In July 2017, SELLAS repaid $0.1 million of principal and accrued interest of the Starcove note and Starcove and Mr. Obrad converted principal and accrued interest of $0.6 million and $0.4 million, respectively, into 3,409 and 2,052 SELLAS Shares, respectively in June 2017. See “—Other Financing Arrangements” below for more information regarding the 2015 note financing.

Other Financing Arrangements

2015 Note Financing

In April 2015, SELLAS issued an aggregate of $1.5 million in principal amount of convertible term notes to certain shareholders, including Dr. Stergiou, Starcove and Mr. Obrad. SELLAS refers to these notes as the 2015 Shareholder Notes. The 2015 Shareholder Notes were issued at par and bore interest at a rate of 8%. The 2015 Shareholder Notes were mandatorily convertible upon the occurrence of a qualified initial public offering, as defined in the 2015 Shareholder Notes, and upon conversion, the noteholders were to receive 5-year warrants to purchase up to 50% of the number of SELLAS Shares into which such notes converted, with an exercise price equal to 105% of the initial public offering price per share.

Dr. Stergiou was issued a 2015 Shareholder Note in the principal amount of $0.3 million. Starcove and Mr. Obrad were issued 2015 Shareholder Notes in principal amounts of $0.6 million and $0.3 million, respectively, as described above.

The 2015 Shareholder Notes matured prior to mandatory conversion in accordance with their terms, accordingly, the obligation to issue warrants was terminated. Dr. Stergiou, Starcove and Mr. Obrad agreed to convert their 2015 Shareholder Notes along with accrued but unpaid interest of $0.1 million, after giving effect to the partial repayment of the Starcove note as described above, in SELLAS’ June 2017 bridge financing, and accordingly, SELLAS issued an aggregate of 7,513 SELLAS Shares, including 2,052 SELLAS Shares to each of Dr. Stergiou and Mr. Obrad and 3,409 SELLAS Shares to Starcove, in exchange for cancellation of such 2015 Shareholder Notes in June 2017. The remaining $0.3 million principal amount of 2015 Shareholder Notes along with accrued but unpaid interest of $0.1 million were repaid, and accordingly there are no longer any 2015 Shareholder Notes outstanding.

June 2017 Bridge Financing

In June 2017, SELLAS completed a $7.3 million bridge financing with its existing shareholders, pursuant to which it issued an aggregate of 42,395 SELLAS Shares in exchange for $6.0 million of cash and conversion of $1.3 million of principal and accrued interest relating to the 2015 Shareholder Notes. Under the same valuation terms as the bridge financing, SELLAS issued an additional 2,197 SELLAS Shares in cancellation of $0.4 million of payables to certain of its related parties as follows, including 684 SELLAS Shares to Equilibria in cancellation of a $0.1 million of management fee payable and 642 SELLAS Shares to Dr. Stergiou in cancellation of net compensation payable of $0.1 million. Equilibria and certain of its affiliates participated in the bridge financing, as did Dr. Stergiou, Mr. Obrad and Starcove.

The table below sets forth the number of SELLAS Shares issued to each of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company and their affiliates in the June 2017 bridge financing and related conversion of payables, along with the aggregate purchase price therefor.

Name of Purchaser	Shares of Common Stock (#)	Purchase Price ($)
Equilibria and affiliates(1)	35,364	$6,090,728
Starcove Ltd. and affiliates(2)	5,461	$940,486
Dr. Angelos M. Stergiou(3)	2,694	$463,975

(1)	Includes (i) 684 SELLAS Shares issued upon conversion of advisory fees and expenses accrued from March 1 to June 30, 2017 under the Equilibria Collaboration Agreement, (ii) 34,590 SELLAS Shares issued to Sely S in exchange for cash, (iii) 45 SELLAS Shares issued to Varibobi Financial Holdings Ltd. in exchange for cash and (iv) 45 SELLAS Shares issued to Daniel Tafur, Equilibria’s chief investment officer, in exchange for cash.
(2)	Includes (i) 3,409 SELLAS Shares issued upon conversion of principal of Starcove’s 2015 Shareholder Note, after giving effect to the partial repayment of such note in the amount of $0.1 million and (ii) 2,052 SELLAS Shares issued upon conversion principal and accrued interest of Mr. Obrad’s 2015 Shareholder Note.
(3)	Includes 2,052 SELLAS Shares issued upon conversion of $353,338 of principal and accrued interest of Dr. Stergiou’s 2015 Shareholder Note and 642 SELLAS Shares issued upon conversion of $110,637 of net compensation payable.

Co-Founder Loans

In November 2013, SELLAS entered into a loan agreement with a shareholder of SELLAS whereby the shareholder extended a EUR 1.8 million loan to SELLAS, which had an open-ended term and a stated interest rate of 5%. In January 2014, the principal amount of the loan, together with accrued interest, was re-assigned on a 50:50 basis to Dr. Stergiou and SELLAS’ other co-founder.

On December 31, 2015, SELLAS entered into an agreement with each of Drs. Stergiou and SELLAS’ other co-founder, whereby the aggregate obligations of EUR 1.8 million, together with accrued interest of equal to EUR 0.1 million, as well as an additional EUR 0.1 million of payables due to Dr. Stergiou and SELLAS’ other co-founder, were offset by an aggregate amount of EUR 0.7 million, which represented a receivable due to SELLAS from Dr. Stergiou and SELLAS’ other co-founder pursuant to various other agreements entered into in 2012 and 2013. The interest rate was also fixed at 2.5% and the term fixed at 3-years.

In connection with SELLAS’ redomiciliation to Bermuda in November 2016, SELLAS converted the aggregate amounts of EUR 0.7 million and EUR 0.6 million of principal and accrued interest due to Dr. Stergiou and SELLAS’ other co-founder into 263 and 236 SELLAS Shares, respectively.

Memorial Sloan Kettering Cancer Center

In connection with SELLAS’ entry into a license agreement with Memorial Sloan Kettering Cancer Center, or MSK, SELLAS agreed to issue 300 SELLAS Shares to MSK, which was satisfied by the transfer of 150 SELLAS Shares from each of Dr. Stergiou and SELLAS’ other co-founder to MSK, for which they received no cash payment. In connection with the May 2017 amendment and restatement of the license agreement with MSK, Dr. Stergiou further assigned 350 of his SELLAS Shares to MSK, for which Dr. Stergiou received no cash payment.

For more information regarding the MSK license and the related share transfers, see “SELLAS Management’s Discussion and Analysis of Financial Condition and Results of Operations—Collaboration and License Agreements—Memorial Sloan Kettering Cancer Center.”

Shareholders’ Agreement

In July 2016, SELLAS entered into a Shareholders’ Agreement with its existing shareholders, which include Dr. Stergiou as well as Equilibria and its affiliated funds, and, by subsequent accession agreement, Mr. Obrad and Starcove. The Shareholders’ Agreement contains various restrictions regarding the disposition of shares in SELLAS, as well as the requirement to support the election of certain directors, and prohibits the taking of certain actions without the unanimous consent of the SELLAS board of directors. The Shareholders’ Agreement will terminate upon the completion of the Merger.

Merger Support Agreements

SELLAS has also entered into support agreements in connection with the Merger with certain directors, executive officers and 5% shareholders, and their affiliates. For a description of these support agreements, see “Agreements Related to the Merger—Support Agreements.”

Employment and Other Compensation Arrangements, Equity Plan Awards

SELLAS has entered into employment agreements with its named executive officers in connection with their employment. In addition to governing general compensation arrangements, these agreements also provide for certain change of control and severance benefits. For more information regarding the executives’ employment arrangements, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control.”

In July 2015, SELLAS entered into a consulting agreement with Tower, LLC, pursuant to which Dr. Torre agreed to serve as SELLAS’ Chief Regulatory Officer and Vice President of Operations in exchange for a monthly fee and payment of certain insurance benefits, as well as a $40,000 signing bonus for entering into the consulting agreement and a $55,000 signing bonus in the event of entry into a full-time employment agreement. Dr. Torre is the Managing Director of Tower, LLC. SELLAS made payments to Tower, LLC pursuant to the consulting agreement in the aggregate amount of $146,467 in the year ended December 31, 2015 (which includes the $40,000 signing bonus) and of $225,262 in the year ended December 31, 2016 (which includes the $55,000 signing bonus). The consulting agreement with Tower, LLC terminated when Dr. Torre became a full-time employee of SELLAS in August 2016.

SELLAS has also entered into retention agreements in connection with the Merger with each of Drs. Sarlis and Torre. For a description of these retention agreements, see “Executive Compensation—Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control—Retention Agreements.”

SELLAS also has established an equity plan, pursuant to which it grants equity awards to SELLAS’ employees and directors. For more information regarding this plan, see “Executive Compensation—Equity Benefit Plans.”

In connection with signing the Merger Agreement, SELLAS’ board of directors accelerated or cancelled certain equity-based incentive awards to its executive officers. For further details regarding these awards, see “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Equity-Based Incentive Awards.”

Directors and Executive Officers—Indemnification and Insurance

SELLAS has purchased directors’ and officers’ liability insurance. The SELLAS bye-laws require SELLAS to indemnify its directors and officers except for acts of fraud or dishonesty. The amended and restated bylaws that will govern the continuing company provide that the continuing company will indemnify each of its directors to the fullest extent permitted under Delaware law. The amended and restated certificate of incorporation, as amended, and amended and restated bylaws, that will govern the combine company also provide the board of directors with discretion to indemnify the continuing company’s officers and employees when determined appropriate by the board. In addition, SELLAS expects that the continuing company will enter into an indemnification agreement with each of its directors and executive officers that requires the continuing company to indemnify its directors and executive officers.

Related Party Transactions Policy

While SELLAS does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, SELLAS’ board of directors reviews and considers the interests of its directors, executive officers and principal shareholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

DESCRIPTION OF GALENA CAPITAL STOCK

Under the Galena Certificate of Incorporation, Galena’s authorized capital stock consists of 355,000,000 shares, all which includes:

•	350,000,000 shares of Common Stock, par value $0.0001 per share, and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

The following description of Galena capital stock is not complete and may not contain all the information you should consider before investing in Galena capital stock. This description is summarized from, and qualified in its entirety by reference to, the Galena Certificate of Incorporation, which has been publicly filed with the SEC. See “Where You Can Find More Information.”

Common Stock

As of October 25, 2017, there were 44,333,877 shares of Galena Common Stock outstanding and 33,750 shares of Galena Common Stock held in treasury.

Each holder of Galena Common Stock is entitled to one vote for each share of Galena Common Stock held on all matters submitted to a vote of stockholders. Common stockholders are not entitled to cumulative voting in the election of directors by the Galena Certificate of Incorporation. This means that the holders of a majority of the shares voted will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Galena Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that the Galena Board may determine from time to time.

Upon Galena’s liquidation or dissolution, whether voluntary or involuntary, the holders of Galena Common Stock will be entitled to receive all assets available for distribution, subject to any preferential rights of any then outstanding preferred stock. Holders of Galena Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Galena Common Stock. All outstanding shares of Galena Common Stock are fully paid and nonassessable.

Options

As of October 25, 2017, there were 443,272 shares of Galena Common Stock issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $31.23 per share.

Warrants

The following summaries of the material terms and provisions of the warrants are not complete and are subject to, and qualified in their entirety by, the respective provisions of the warrants, the forms of which have been incorporated by reference into the registration statement of which this prospectus is part:

The December 2012 Warrants

Form. The December 2012 warrants were issued as individual warrant agreements to the investors.

Exercisability. Each December 2012 warrant may be exercised at any time and from time to time on or after December 21, 2012 and through and including December 21, 2017. The December 2012 warrants are exercisable, at the option of each holder, in whole or in part by delivering to Galena a duly executed exercise notice and payment in full of the exercise price in immediately available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Galena Common Stock underlying the December 2012 warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the December 2012 warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the December 2012 warrants. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a December 2012 warrants.

Exercise Limitation. A holder will not have the right to exercise any portion of the December 2012 warrants if the holder (together with its affiliates) would beneficially own in excess of 4.9% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the December 2012 warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The December 2012 warrants are exercisable for a total of 151,655 shares at an exercise price of $10.32 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distributions of assets, including cash, stock or other property to Galena stockholders.

Weighted Average Anti-Dilution Protection. In the event that Galena, during the time the 2012 warrants are outstanding, sells or grants any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any Galena Common Stock or Galena Common Stock equivalents entitling any person to acquire shares of Galena Common Stock, at an effective price per share less than the then exercise price of the 2012 warrants (such issuances collectively are referred to as a Dilutive Issuance), then the exercise price of the 2012 warrants will be reduced by multiplying the exercise price by a fraction, the numerator of which is the number of shares of Galena Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Galena Common Stock which the offering price for such Dilutive Issuance would purchase at the then exercise price, and the denominator of which shall be the sum of the number of shares of Galena Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Galena Common Stock so issued or issuable in connection with the Dilutive Issuance.

Transferability. Subject to applicable laws, the December 2012 warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The December 2012 warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the December 2012 warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the December 2012 warrants will be entitled to receive upon exercise of the December 2012 warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the December 2012 warrants immediately prior to such fundamental transaction. In addition, in the event of any Fundamental Transaction the holder of the December 2012 warrants has the right, in lieu of receiving the consideration described in the preceding sentence, to require Galena to purchase the December 2012 warrant for an amount of cash based on the value of the remaining unexercised portion of the December 2012 warrants determined in accordance with the Black Scholes option pricing model.

Rights as a Stockholder. Except as otherwise provided in the December 2012 warrants or by virtue of such holder’s ownership of shares of Galena Common Stock, the holder of a December 2012 warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the December 2012 warrant.

The September 2013 Warrants

Form. The September 2013 warrants were issued under a warrant agreement entered into between Galena and the transfer agent.

Exercisability. Each September 2013 warrant may be exercised at any time and from time to time on or after September 18, 2013 and through and including September 18, 2018. The September 2013 warrants are exercisable, at the option of each holder, in whole or in part by delivering to Galena a warrant certificate or book-entry warrant, a duly executed election to purchase the shares underlying the September 2013 warrants to be exercised and payment in full of the exercise price in immediately available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the issuance or the resale of the shares of Galena Common Stock underlying the September 2013 warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the September 2013 warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the September 2013 warrant. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a September 2013 warrant. In lieu of fractional shares, Galena will pay the holders an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the September 2013 warrant if the holder (together with affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage of ownership is determined in accordance with the terms of the September 2013 warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The September 2013 warrants are exercisable for a total of 198,608 shares at an exercise price of $50.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the September 2013 warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The September 2013 warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the September 2013 warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the September 2013 warrants will be entitled to receive upon exercise of the September 2013 warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the September 2013 warrant immediately prior to such fundamental transactions. In addition in the event of any fundamental transaction the holder of the September 2013 warrant has the right, in lieu of receiving the consideration described in the preceding sentence, to require Galena to purchase the September 2013 warrant for an amount of cash based on the value of the remaining unexercised portion of the September 2013 warrant determined in accordance with the Black Scholes option pricing model.

Rights as a Stockholder. Except as otherwise provided in the September 2013 warrants or by virtue of such holders’ ownership of shares of Galena Common Stock, the holder of a September 2013 warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the September 2013 warrant.

Warrant Agent. Computershare Trust Company, N.A. acts as warrant agent for the September 2013 warrants.

The March 2015 Warrants

Form. The March 2015 warrants were issued under a warrant agreement entered into between Galena and the warrant agent.

Exercisability. Each March 2015 warrant may be exercised at any time and from time to time on or after March 18, 2015 and through and including March 18, 2020. The March 2015 warrants are exercisable, at the option of each holder, in whole or in part by delivering to Galena a warrant certificate or book-entry warrant, a duly executed election to purchase the shares underlying the March 2015 warrants to be exercised and payment in full of the exercise price within three Trading Days in available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the issuance or the resale of the shares of Galena Common Stock underlying the March 2015 warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the March 2015 warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the March 2015 warrant. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a March 2015 warrant. In lieu of fractional shares, Galena will pay the holders an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the March 2015 warrant if the holder (together with affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage of ownership is determined in accordance with the terms of the March 2015 warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The March 2015 warrants are exercisable for a total of 700,320 shares at an exercise price of $41.60 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the March 2015 warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The March 2015 warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the March 2015 warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the March 2015 warrants will be entitled to receive upon exercise of the March 2015 warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the March 2015 warrant immediately prior to such fundamental transactions. In addition in the event of any fundamental transaction the holder of the March 2015 warrant has the right, in lieu of receiving the consideration described in the preceding sentence, to require Galena to purchase the March 2015 warrant for an amount of cash backed on the value of the remaining unexercised portion of the March 2015 warrant determined in accordance with the Black Scholes option pricing model.

Rights as a Stockholder. Except as otherwise provided in the March 2015 warrants or by virtue of such holders’ ownership of shares of Galena Common Stock, the holder of a March 2015 warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the March 2015 warrant.

Warrant Agent. Computershare Trust Company, N.A. acts as warrant agent for the March 2015 warrants.

The January 2016 Warrants

Form. The January 2016 warrants were issued under a warrant agreement entered into between Galena and the warrant agent.

Exercisability. The January 2016 warrants will expire on January 12, 2021. The January 2016 warrants are exercisable, at the option of each holder, in whole or in part by delivering to Galena a warrant certificate or book-entry warrant, a duly executed election to purchase the shares underlying the January 2016 warrants to be exercised and payment in full of the exercise price within three Trading Days in available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the issuance or the resale of the shares of Galena Common Stock underlying the January 2016 warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the January 2016 warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the January 2016 warrant. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a January 2016 warrant. In lieu of fractional shares, Galena will pay the holders an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the January 2016 warrant if the holder (together with affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage of ownership is determined in accordance with the terms of the January 2016 warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The January 2016 warrants are exercisable for a total of 682,159 shares at an exercise price of $28.40 per share. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the January 2016 warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The January 2016 warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the January 2016 warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the January 2016 warrants will be entitled to receive upon exercise of the January 2016 warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the January 2016 warrant immediately prior to such fundamental transactions. In addition, in the event of any fundamental transaction the holder of the January 2016 warrant has the right, in lieu of receiving the consideration described in the preceding sentence, to require Galena to purchase the January 2016 warrant for an amount of cash backed on the value of the remaining unexercised portion of the January 2016 warrant determined in accordance with the Black Scholes option pricing model.

Rights as a Stockholder. Except as otherwise provided in the January 2016 warrants or by virtue of such holders’ ownership of shares of Galena Common Stock, the holder of a January 2016 warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the January 2016 warrant.

Warrant Agent. Computershare Trust Company, N.A. acts as warrant agent for the January 2016 warrants.

The JGB Warrants

Form. The Series A and Series B JGB warrants were issued as individual warrant agreements.

Exercisability. Each of the Series A and Series B JGB warrants became exercisable on November 10, 2016 and will expire on November 10, 2021. During the applicable exercise period, the JGB warrants will be exercisable, at the option of the holder, in whole or in part by delivering to Galena a duly executed exercise notice and payment in full of the exercise price in immediately available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the resale of the shares of Galena Common Stock underlying the JGB warrants under the Securities Act of 1933, as amended, is not effective or available, the holder may, in its sole discretion, elect to exercise a JGB warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the JGB warrants. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a JGB warrant. In lieu of a fractional share, Galena will pay the holder an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of a JGB warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the JGB warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. Each of the Series A and Series B JGB warrants is exercisable for a total of 100,000 shares at an exercise price of $8.60 per share. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the JGB warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The JGB warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the JGB warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the JGB warrants will be entitled to receive upon exercise of the JGB warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the JGB warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the JGB warrants, the holder of a JGB warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the JGB warrant.

The July 2016 Warrants

Form. The July 2016 warrants were issued as individual warrant agreements.

Exercisability. The July 2016 warrants are not exercisable until January 13, 2017 and will expire on July 13, 2021. During the applicable exercise period, the July 2016 warrants will be exercisable, at the option of the holder, in whole or in part by delivering to Galena a duly executed exercise notice and payment in full of the exercise price in immediately available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the resale of the shares of Galena Common Stock underlying the July 2016 warrants under the Securities Act of 1933, as amended, is not effective or available, the holder may, in its sole discretion, elect to exercise a July 2016 warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the July 2016 warrants.

No fractional shares of Galena Common Stock will be issued in connection with the exercise of a July 2016 warrant. In lieu of a fractional share, Galena will pay the holder an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of a July 2016 warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the July 2016 warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The July 2016 warrants are exercisable for a total of 700,000 shares at an exercise price of $13.00 per share. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the July 2016 warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The July 2016 warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the July 2016 warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the July 2016 warrants will be entitled to receive upon exercise of the July 2016 warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the July 2016 warrants immediately prior to such fundamental transaction.

Pro Rata Distributions. In the event that Galena declares or makes any dividend or other distribution of Galena’s assets (or rights to acquire Galena’s assets) to holders of shares of Galena Common Stock, by way of return of capital or otherwise (including, without limitation, by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction), at any time after the issuance of the July 2016 warrants, then the holders will be entitled to participate in such distribution to the same extent they would have participated had they exercised the July 2016 warrants immediately prior to the distribution.

Rights as a Stockholder. Except as otherwise provided in the July 2016 warrants, the holder of a July 2016 warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the July 2016 warrant.

The Galena 2017 Warrants

Form. The Galena 2017 Warrants were issued under a warrant agreement entered into between Galena and the warrant agent.

Exercisability. The Galena 2017 Warrants will expire on February 13, 2022. The Galena 2017 Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to Galena a warrant certificate or book-entry warrant, a duly executed election to purchase the shares underlying the Galena 2017 Warrants to be exercised and payment in full of the exercise price within three Trading Days in available funds for the number of shares of Galena Common Stock purchased upon such exercise. If a registration statement registering the issuance or the resale of the shares of Galena Common Stock underlying the Galena 2017 Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Galena 2017 Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Galena Common Stock determined according to the formula set forth in the Galena 2017 Warrant. No fractional shares of Galena Common Stock will be issued in connection with the exercise of a Galena 2017 Warrant. In lieu of fractional shares, Galena will pay the holders an amount in cash equal to the fractional amount multiplied by the current market price of Galena Common Stock or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the Galena 2017 Warrant if the holder (together with affiliates) would beneficially own in excess of 4.99% of the number of shares of Galena Common Stock outstanding immediately after giving effect to the exercise, as such percentage of ownership is determined in accordance with the terms of the Galena 2017 Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to Galena.

Exercise Price. The Galena 2017 Warrants are exercisable for a total of 17,000,000 shares at an exercise price of $1.10 per share. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Galena Common Stock and also upon any distribution of assets, including cash, stock or other property, to Galena stockholders.

Transferability. Subject to applicable laws, the Galena 2017 Warrants may be offered for sale, sold, transferred or assigned without Galena’s consent.

Exchange Listing. The Galena 2017 Warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the Galena 2017 Warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of Galena’s outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all Galena’s property, assets or business to another person or entity, the holders of the Galena 2017 Warrants will be entitled to receive upon exercise of the Galena 2017 Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Galena 2017 Warrant immediately prior to such fundamental transactions. In addition in the event of any fundamental transaction the holder of the Galena 2017 Warrant has the right, in lieu of receiving the consideration described in the preceding sentence, to require Galena to purchase the Galena 2017 Warrant for an amount of cash backed on the value of the remaining unexercised portion of the Galena 2017 Warrant determined in accordance with the Black Scholes option pricing model.

Rights as a Stockholder. Except as otherwise provided in the Galena 2017 Warrants or by virtue of such holders’ ownership of shares of Galena Common Stock, the holder of a Galena 2017 Warrant does not have the rights or privileges of a holder of Galena Common Stock, including any voting rights, until the holder exercises the Galena 2017 Warrant.

Warrant Agent. Computershare Trust Company, N.A. acts as warrant agent for the Galena 2017 Warrants.

Anti-Takeover Effects of Delaware Law and Provisions of Galena’s Charter Documents

Certain provisions, summarized below, of Delaware law, along with certain provisions of the Galena Certificate of Incorporation and the Galena Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Galena. However, these provisions could have the effect of deferring hostile takeovers or delaying, discouraging or preventing attempts to acquire Galena, which could deprive Galena stockholders of opportunities to sell their shares of Galena Common Stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Law

Galena is subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, Galena has not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire Galena.

Galena Certificate of Incorporation and Bylaws

The Galena Certificate of Incorporation and Galena Bylaws include a number of provisions that may discourage, delay or prevent a merger, acquisition or other change in control of Galena, even if such a change in control would be beneficial to Galena stockholders. These provisions include authorizing the board of directors to fix the number of directors, and establishing advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the board of directors.

Listing

Galena Common Stock is currently listed on NASDAQ under the symbol “GALE.”

Transfer Agent and Registrar

The transfer agent and registrar for the Galena Common Stock is Computershare Trust Company, N.A. Its address is 250 Royall St, Canton, MA 02021.

COMPARISON OF RIGHTS OF HOLDERS OF

GALENA CAPITAL STOCK AND SELLAS SHARE CAPITAL

General

Galena is incorporated under the laws of the State of Delaware, and the rights of Galena stockholders are generally governed by the DGCL. SELLAS is incorporated under the laws of Bermuda, and the rights of SELLAS shareholders are generally governed by the Companies Act. Upon completion of the Merger, SELLAS shareholders will become stockholders of Galena, and their rights will be governed by the DGCL, the Galena Bylaws and the Galena Certificate of Incorporation, and, unless otherwise noted, assuming Galena Proposal Nos. 3, 6 and 7 are approved by the Galena stockholders at the Special Meeting.

Certain Differences Between the Rights of Galena stockholders and SELLAS shareholders

The material differences between the current rights of SELLAS shareholders under the SELLAS memorandum of association and bye-laws and their rights as Galena stockholders, after the Merger, under the Galena Certificate of Incorporation and the Galena Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Delaware General Corporation Law, the Companies Act and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a Galena stockholder or SELLAS shareholder before the Merger and being a Galena stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 339.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
Outstanding Share Capital	As of October 25, 2017, there were 44,333,877 shares of Galena Common Stock outstanding and 33,750 shares of Galena Common Stock held in treasury.	As of October 25, 2017, there were 75,999 SELLAS Shares outstanding and 0 SELLAS Shares held in treasury.

Authorized Share Capital	The Galena Certificate of Incorporation authorizes the issuance of up to 350,000,000 shares of Common Stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.	SELLAS’ authorized share capital consists of 95,000 SELLAS Shares of USD$10.00 par value each.

Dividends	Under Delaware law, the directors of every corporation, subject to any restrictions contained in its	Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of	Dividends upon the capital stock of the corporation, subject to the provisions of the Galena Certificate of

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

certificate of incorporation, may declare and pay dividends upon shares of its capital stock, or to its members if the corporation is a nonstock corporation, either:

(1)   out of its surplus, as defined in the DGCL, or

(2)   in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

If the capital of the corporation, computed in accordance with the DGCL, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the contributed surplus, if there are reasonable grounds for believing that (i) the company is, or after such payment would be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company’s assets (after the payment or distribution) would be less than the aggregate amount of its liabilities. SELLAS’ bye-laws provide that the holders of SELLAS Shares will be entitled to such dividends, if, when and as declared by SELLAS’ board of directors.

Incorporation and applicable law, if any, may be declared by the board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Galena Certificate of Incorporation and applicable law.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors will think conducive to the interests of the corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

distribution of assets shall have been repaired.

Nothing in the relevant subsection of the DGCL shall invalidate or otherwise affect a note, debenture or other obligation of the corporation paid by it as a dividend on shares of its stock, or any payment made thereon, if at the time such note, debenture or obligation was delivered by the corporation, the corporation had either surplus or net profits as provided in (1) or (2) above from which the dividend could lawfully have been paid.

Under the Galena Bylaws, subject to any restrictions contained in the DGCL or the Galena Certificate of Incorporation, Galena may declare and pay dividends upon the shares of Galena’s capital stock, which dividends may be paid in cash, in property, or in shares of capital stock of Galena.

Liquidation Preference	Under Delaware law, the holders of the preferred or special stock of any class or of any series thereof shall be entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the corporation as shall be stated in the certificate of incorporation or in the	SELLAS’ bye-laws do not provide for any liquidation preference for any series or class of SELLAS’ share capital, but it does provide that SELLAS’ board of directors is authorized, subject to any SELLAS shareholder resolution to the contrary, to issue

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

resolution or resolutions providing for the issue of such stock adopted by the board of directors.

The Galena Certificate of Incorporation provides that upon the dissolution or liquidation of Galena, whether voluntary or involuntary, holders of Galena Common Stock will be entitled to receive all assets of Galena available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock. Galena currently does not have any preferred stock outstanding.

any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as any SELLAS shareholders resolution may prescribe. SELLAS’ bye-laws also provide that in the event of a winding-up or dissolution of SELLAS, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of SELLAS Shares are entitled to share equally and ratably in the surplus assets of the company, if any, remaining after the payment of all SELLAS’ debts and liabilities, subject to any liquidation preference of any issued and outstanding preference shares.

Preemptive Rights	Under Delaware law, securityholders of a corporation only have preemptive rights as may be expressly granted in the corporation’s certificate of incorporation.	Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

The Galena Certificate of Incorporation provides that holders of Galena Common Stock shall have no preemptive rights.

The Galena Certificate of Incorporation does not provide that the holders of Galena preferred stock have preemptive, conversion or other protective rights, but it does provide that the Galena Board is authorized and therefore may, subject to any limitations prescribed by the law, provide for the issuance of shares of Galena preferred stock in one or more series and to fix the designations, powers, preferences, relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each such series.

expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company. SELLAS’ bye-laws do not provide the holders of SELLAS Shares with pre-emptive, conversion or other protective rights, but it does provide that SELLAS’ board of directors is authorized, subject to any SELLAS shareholder resolution to the contrary, to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as any SELLAS shareholders resolution may prescribe.

In addition, if at any time SELLAS has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. In addition, SELLAS’ bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to SELLAS Shares will not be deemed to vary the rights attached to SELLAS Shares.

Number of Directors

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

The Galena Bylaws provide that the Galena Board shall consist of not less than three members. The number of directors shall be fixed from time to time exclusively by resolution of the Galena Board.

		SELLAS’ bye-laws provides that the number of directors of SELLAS’ board of directors will consist of not less than one director or such number in excess thereof as any SELLAS shareholder resolution may prescribe.	The authorized number of directors of the corporation will be determined by resolution of the board of directors, but in no event will be less than three. Directors need not be stockholders unless so required by the Galena Certificate of Incorporation.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
Stockholder Nominations and Proposals	The Galena Bylaws provide that in order for a stockholder to make any director nomination or propose business at a Galena annual stockholders meeting, the stockholder must provide notice in writing to Galena’s secretary at the principal executive offices of Galena not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain adjustments if the date of the annual meeting is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

SELLAS’ bye-laws do not provide for a SELLAS shareholder to make any director nominations or propose business at a SELLAS annual general meeting. However, pursuant to SELLAS’ bye-laws and the Companies Act, the SELLAS board of directors must call a special general meeting of the shareholders upon the request of SELLAS shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. If the directors of the company do not proceed to duly convene a meeting within twenty-one days of the date of deposit of the requisition, the requisitionists may convene a meeting. Reasonable expenses incurred by the requisitionists by reason of the failure of the directors to duly convene a meeting must be repaid to them by the company.

For nominations for the election to the board of directors to be properly brought before an annual meeting by a stockholder, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. The stockholder must update and supplement such written notice on a timely basis.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

In addition, under Bermuda law, shareholders may, as set forth below, at their own expense (unless the company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly move and intend to move at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having a right to vote at the meeting to which the request relates or not less than 100 shareholders.

Classification of Board of Directors	The DGCL permits a Delaware corporation to provide in its certificate of incorporation or bylaws that the board of directors shall be divided into as many as three classes of directors with staggered terms of office, with only one class of directors being elected each year for a	SELLAS’ bye-laws do not provide for the division of SELLAS’ board of directors into staggered classes.	Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors will be divided into three classes designated as Class I, Class II and Class III, respectively.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

maximum term of three years.

The Galena Certificate of Incorporation divides the Galena Board into three classes: Class I, Class II and Class III. No one class shall have more than one director more than any other class. If a fraction is contained in the quotient arrived at by dividing the designated number of directors by three, then, if such fraction is one-third, the extra director shall be a member of Class III, and if such fraction is two-thirds, one of the extra directors shall be a member of Class III and one of the extra directors shall be a member of Class II, unless otherwise provided from time to time by resolution adopted by the Board of Directors.

At each annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Removal of Directors

Under Delaware law, stockholders holding a majority of shares entitled to vote at an election of directors may remove any directors or the entire board of directors, with or without cause, except that:

(1)   unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may only remove a

		SELLAS’ bye-laws provide that a director may be removed from SELLAS’ board of directors at any time by the affirmative vote of the holders of a majority of the votes cast at a general meeting of the SELLAS shareholders, provided that the notice of any such meeting convened for the purpose of removing such director contains a statement of the intention to do so and is served on such	Subject to the rights of holders of any series of Preferred Stock, any director, or the entire board of directors, may be removed in the manner provided in the Certificate of Incorporation and applicable law.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

director for cause; or

(2)   in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Under the Galena Bylaws and the Galena Certificate of Incorporation, the directors of Galena may not be removed without cause and may be removed for cause only by the affirmative vote of the holders of 75% of the shares of the capital stock of Galena issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class, cast at a meeting of the stockholders called for that purpose.

director not less than 14 days before the meeting and at such meeting the director is entitled to be heard on the motion for such director’s removal.

Vacancies on the Board of Directors	Under Delaware law, unless a Delaware corporation’s certificate	SELLAS’ bye-laws provide that any vacancy (occurring as	Subject to the rights of the holders of any series of Preferred

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

of incorporation or bylaws provide otherwise:

(1)   vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director;

(2)   whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected;

(3)   when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including

	a result of the death, disability, disqualification or resignation of a director) on the SELLAS board of directors may be filled by the SELLAS board of directors. In addition, SELLAS’ bye-laws provide that where the SELLAS shareholders remove a director, the SELLAS shareholders may fill the vacancy at the meeting at which the director is removed.	Stock or as otherwise provided by applicable law, any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will be filled in the manner provided in the Certificate of Incorporation.

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the DGCL in the filling of other vacancies.

Under the Galena Bylaws and the Galena Certificate of Incorporation, any vacancy on the Galena Board, however occurring, including a vacancy resulting from an enlargement of the Galena Board, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by stockholders. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

Quorum

Subject to certain exceptions specified in the DGCL, the DGCL provides that the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation:

(1)    a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders;

(2)    where a separate vote by a class or series or classes or series is required, a

		SELLAS’ bye-laws provide that the quorum for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares of SELLAS throughout the meeting.	At all meetings of stockholders, except where otherwise provided by statute or by the Galena Certificate of Incorporation, or by the Galena Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of voting power of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

The Galena Bylaws provide that the holders of a majority of the shares of the capital stock of Galena issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

the Galena Certificate of Incorporation or these Galena Bylaws, in all matters other than the election of directors, at any meeting at which a quorum is present, a majority of the votes cast for or against any matter submitted to a vote of stockholders will be the act of the stockholders. Except as otherwise provided by statute, the Galena Certificate of Incorporation or the Galena Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, by applicable stock exchange rules or by the Galena Certificate of Incorporation or the Galena Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute, by applicable stock exchange rules or by the Galena Certificate of Incorporation or the Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Voting Requirements

Under Delaware law, unless otherwise provided in the certificate of incorporation and subject to other provisions of the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

The Galena Certificate of Incorporation provides that each share of Galena Common Stock shall be entitled to one vote.

Subject to certain exceptions specified in the DGCL, the DGCL provides that the

		SELLAS’ bye-laws provide that the holders of SELLAS Shares are entitled to one vote for each share held by them when voting is held on a poll, or if voting is conducted on a show of hands one vote for every shareholder present in person and every person holding a valid proxy at such meeting.	For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, will be entitled to vote at any meeting of stockholders. Every person entitled to vote will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the votes that shall be necessary for the transaction of any business. In the absence of such specification in the certificate of incorporation or bylaws of the corporation:

(1)   in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders;

(2)   directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and

(3)   where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after 3 years from its date of creation unless the proxy provides for a longer period.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

The Galena Bylaws provide that a plurality of the votes properly cast for election to any office shall elect to such office, and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is otherwise required by law, by the Galena Certificate of Incorporation or by the Galena Bylaws.

Cumulative Voting	Under Delaware law, the certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for	SELLAS’ bye-laws do not have a provision granting cumulative voting rights in the election of its directors.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit.

The Galena Certificate of Incorporation provides that there shall be no cumulative voting with respect to the Galena Common Stock.

Stockholder Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the signed written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Galena Certificate of Incorporation and Galena Bylaws provide that Galena stockholders may not take any action by written consent in lieu of a meeting.

		SELLAS’ bye-laws provide that any action required or permitted to be taken at any annual or special general meeting of shareholders (with the exception of a resolution to remove an auditor or a director) may be taken without a meeting by written resolution. Notice of, and a copy of, the written resolution must be given to all SELLAS shareholders who would be entitled to attend a meeting and vote thereon, and the written resolution is passed when it is signed by the SELLAS shareholders who on the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a general meeting of SELLAS shareholders at which all shareholders entitled to attend and vote were present and voting.	No action will be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Galena Bylaws, and no action will be taken by the stockholders by written consent or by electronic transmission.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

Notice of Stockholder Meeting	Consistent with Delaware law, the Galena Bylaws provide that written notice of each meeting of stockholders, whether annual or special, shall be given, by mail or electronic transmission, not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.	SELLAS’ bye-laws provide that at least 5 days’ notice of a general meeting of the shareholders will be given to each shareholder entitled to attend and vote thereat. SELLAS’ bye-laws provide that notice of the meeting may be given by delivering it to such shareholder, by sending it by post or courier, transmitting it by electronic means (including facsimile and electronic mail, but not telephone) or by delivering such notice in accordance with the Companies Act pertaining to the delivery of electronic records by publication on a website. If a general meeting is called on shorter notice, it will be deemed to have been properly called if it is so agreed by: (i) all the shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a	Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
		special general meeting.	stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Right to Call Special Stockholder Meetings

Under Delaware law, a special meeting of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Under the Galena Certificate of Incorporation and the Galena Bylaws, special meetings of stockholders may be called at any time only by the Chairman of the Galena Board, if there is one, the Chief Executive Officer (or if there is no Chief Executive Officer, the President) or the Galena Board pursuant to a resolution adopted by the

		SELLAS’ bye-laws provide that an annual or special general meeting of the shareholders may be called at any time by the president or the chairman of the company (if any), or any two directors or any director and the secretary of the company or the board of directors. In addition, the SELLAS board of directors must call a special general meeting of the shareholders upon the request of SELLAS shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.	Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the board of directors, (ii) the Chief Executive Officer, or (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption).

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
affirmative vote of a majority of the total number of directors then in office.

Director Liability

Delaware law permits the adoption of a provision in the certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. However, the law does not permit any limitation of the liability of a director for:

•    any breach of the duty of loyalty to the corporation or its stockholders;

•    any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•    obtaining an improper personal benefit from the corporation; or

•    willful or negligent conduct in paying a dividend or approving a stock repurchase that was illegal under Delaware law.

The Galena Certificate of Incorporation provides that except to the extent that the DGCL prohibits the elimination or limitation of liability

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
of directors for breaches of fiduciary duty, no director of Galena shall be personally liable to Galena or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

Indemnification of Officers, Directors and Employees	Under Delaware law, a corporation may indemnify any directors, officers, employees and agents of the corporation against expenses and, except in the case of an action by or in the right of the corporation, liabilities actually and reasonably incurred by such person in connection with any action, suit or proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that (i) such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful and (ii) in the case of an action by or in the right of the corporation, no indemnification of	Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust (except in cases where such liability arises from fraud or dishonesty) of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme	The corporation will indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law or the Galena Certificate of Incorporation ; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

expenses may be made in respect of any matter as to which such person is adjudged liable to the corporation unless and only to the extent such indemnification is approved by a court. Delaware law mandates such indemnification of expenses to the extent that a present or former director or officer of the corporation has been successful in defense of any proceeding described above, and permits advancement of expenses to a director or officer if the corporation receives an undertaking that the amount advanced will be repaid if it is determined that such person is not entitled to indemnification. Delaware law also provides that the permitted indemnifications described above are not exclusive.

The Galena Certificate of Incorporation provides that Galena shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by applicable law; provided, however, that Galena shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the proceeding

Court of Bermuda pursuant to section 281 of the Companies Act.

SELLAS’ bye-laws provide that SELLAS will indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. In addition, SELLAS’ bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of SELLAS’ directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits SELLAS to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not SELLAS may otherwise indemnify such officer or director.

discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required by the Galena Bylaws.

Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted to a director or officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

was authorized by the Galena Board.

The Galena Certificate of Incorporation further provides that Galena shall have the power to indemnify (including the advancement of expenses) its employees and other agents.

claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation will be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
(including its board of directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, will be on the corporation.

Amendment of Certificate of Incorporation/ Memorandum of Association	Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation requires	Bermuda law provides that the memorandum of association of a company may be amended by a

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

(i) approval by its board of directors and (ii) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s certificate of incorporation, the terms of any preferred stock, or Delaware law).

Under the Galena Certificate of Incorporation, the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of Galena issued and outstanding and entitled to vote is required for any amendment, repeal or modification of Article IX (which pertains to directors and advance notice requirements), Article XI (which pertains to stockholder action by written consent) or Article XII (which pertains to special meetings of stockholders) or adoption of any provisions of the Galena Certificate of Incorporation inconsistent with Articles IX, XI or XII.

resolution passed at a general meeting of shareholders. SELLAS’ bye-laws provide that no alteration or amendment to its memorandum of association may be made unless it will have been approved by a resolution of SELLAS’ board of directors and by a resolution of SELLAS’ shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amendment of Bylaws/Bye-laws

Under Delaware law, after a corporation receives payment for any of its stock, the power to adopt, amend, or repeal by-laws resides exclusively in the stockholders entitled to vote, unless the certificate of incorporation confers a concurrent power on the board. The Galena Certificate of Incorporation does not confer the power to amend the Galena Bylaws on the Galena Board. Accordingly, unless Proposal 7 (the Galena Certificate of Incorporation Amendment Proposal) is approved, the Galena Board will not have the ability to amend the Galena Bylaws.

Galena’s stockholders may alter, amend or repeal any provision of the Galena Bylaws or

		SELLAS’ bye-laws provide that no bye-law, will be rescinded, altered or amended, and no new bye-law will be made, unless it has been approved by a resolution of SELLAS’ board of directors and by a resolution of SELLAS’ shareholders.	The Galena Certificate of Incorporation, as amended by the Certificate of Incorporation Amendment Proposal, provides that the board of directors is expressly empowered to adopt, amend or repeal the Galena Bylaws. The stockholders will also have power to adopt, amend or repeal the Galena Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Galena Certificate of Incorporation, such action by stockholders will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
adopt new bylaws, with the affirmative vote of the holders of at least seventy-five percent (75%) of the shares of the capital stock of Galena issued and outstanding and entitled to vote, unless such alteration, amendment or repeal has been approved by a majority of those directors of Galena who are not affiliated or associated with any person or entity holding 10% or more of the voting power of the outstanding capital stock of Galena, in which case the Galena stockholders holding a majority of the votes properly cast at a meeting of stockholders at which a quorum is present may alter, amend or repeal any provision of the Galena Bylaws.

then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

The Galena Bylaws, as amended by the Bylaws Amendment Proposal, provides that the Galena Board will be empowered to adopt, amend or repeal the Galena Bylaws if and to the extent such power has been conferred in the Galena Certificate of Incorporation. The stockholders also will have power to adopt, amend or repeal the Galena Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Galena Certificate of Incorporation, such action by stockholders will require the affirmative vote of the holders of 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Business Combination Statute	Section 203 of the DGCL prohibits a

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

Delaware corporation from engaging in a “business combination” with a person owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% stockholder, with certain exceptions.

Galena has not opted out of Section 203 in its certificate of incorporation and is therefore governed by the terms of this provision of the DGCL.

Approval of Certain Transactions

Stockholder approval of business combinations: Under Delaware law, there is no statutory restriction on a Delaware corporation’s ability to acquire the business of another corporation. However, a merger or consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, generally must be approved by the holders of a majority of the shares entitled to vote thereon unless the certificate of incorporation provides otherwise. The Galena Certificate of Incorporation does not provide otherwise.

The Companies Act is silent on whether a Bermuda company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. Bermuda law does require, however, that shareholders approve certain forms of amalgamations, mergers and reconstructions.

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

Absence of required vote for certain mergers: Under Delaware law, no vote of the stockholders of a corporation surviving a merger is required to approve a merger if:

•    the agreement of merger does not amend the charter of the corporation;

•    each share of stock of the corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation thereafter; and

•    the number of shares of common stock of the corporation to be issued in the merger, if any, does not exceed 20% of the number of shares outstanding immediately prior to the merger.

bye-laws provide otherwise (which SELLAS’ bye-laws do not), the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company (or the class, as the case may be). For purposes of approval of an amalgamation or merger, all shares whether or not otherwise entitled to vote, are entitled to vote. A separate vote of a class of shares is required if the amalgamation or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Inspection of Books and Records; Shareholder Lists	Under Delaware law, any stockholder, in person or represented by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during the usual hours for business to inspect, and make copies and extracts from, books and records of the corporation for any proper purpose.	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the right to request from the company a copy of the bye-laws of the company, and to receive the company’s audited financial statements, which must be presented at the annual general meeting. Shareholders have an additional right to inspect the minutes of general meetings and request copies of any such minutes. The register of members of a company is open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

Dissenter’s Rights

Under Delaware law, in certain situations, appraisal rights may be available in connection with a merger or a consolidation. Appraisal rights are not available under Delaware law to stockholders of the surviving corporation when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available under Delaware law to holders of shares of any class of or series of stock which is either:

•    listed in a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•    held of record by more than 2,000 stockholders.

Notwithstanding the above, appraisal rights shall be available to those stockholders who are required by the terms of the merger or consolidation to accept for that stock anything other than:

•    shares of stock of the corporation

Under Bermuda law, a dissenting shareholder of a company participating in certain corporate transactions may, under varying circumstances, receive cash in the amount of the fair market value of its shares (as determined by a court), in lieu of the consideration it would otherwise receive in the transactions.

Bermuda law generally does not condition dissenters’ rights to circumstances in which a vote of the shareholders of the company is required. Bermuda law, in general, provides for dissenters’ rights in an amalgamation or merger between non-affiliated companies, an amendment to a company’s memorandum of association, a scheme of arrangement, or reconstruction and certain other transactions. Bermuda law additionally provides a right of appraisal in respect of the situations discussed under “Required Purchase and Sale of Shares; Short Form Merger.”

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

surviving or resulting from the merger or consolidation, or depository receipts in respect thereof;

•    shares of stock of another corporation, or depository receipts in respect thereof, which, as of the effective date of the merger or consolidation, are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

•    cash in lieu of fractional shares or fractional depository receipts in the foregoing paragraphs; or

•    any combination of the items listed above.

Derivative Suits	Under Delaware law, it is required that the stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained or that he received the stock by operation of law from a person who was such a stockholder. In addition, the stockholder must remain a stockholder	Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
throughout the litigation, the stockholder may not sue derivatively unless he or she first makes a demand on the corporation that it bring suit and such demand has been refused, unless it is shown that the demand would have been futile, and the derivative plaintiff must be an adequate representative of the corporation’s other stockholders.

where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

SELLAS’ bye-laws contain a provision by

	Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7
virtue of which its shareholders waive any claim or right of action that they have, both individually and on SELLAS’ behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Required Purchase and Sale of Shares; Short Form Merger

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

(1) By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

(2) If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original

Galena	SELLAS	Galena, as Amended by Proposal Nos. 6 and 7

offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(3) Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This right to acquire only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

PRINCIPAL STOCKHOLDERS OF GALENA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement does not give effect to the proposed Reverse Stock Split described in Galena Proposal No. 3, beginning on page 146 in this proxy statement/prospectus/consent solicitation statement.

The following tables set forth information with respect to the beneficial ownership of Galena Common Stock as of October 25, 2017, by:

•	any person known by Galena to be the beneficial owner of 5% or more of Galena Common Stock, including any “group” as that term is defined in the Exchange Act;

•	each current director and each named executive officer identified in the “Summary Compensation Table” under “Executive Compensation” in Galena’s definitive proxy statement filed with the SEC on April 20, 2017; and

•	all of Galena’s current directors and current executive officers as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes 44,333,877 shares of common stock outstanding on October 25, 2017, but does not give effect to any shares of Galena Common Stock to be issued in the Merger.

Beneficial ownership is determined in accordance with SEC rules, and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible securities that are exercisable or convertible within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shares by spouses under community property laws, the beneficial owners named in the table have, to Galena’s knowledge, sole voting and dispositive power with respect to all shares of common stock shown to be beneficially owned by them.

Unless otherwise noted, the information below is based on the number of shares of Galena Common Stock beneficially owned by each person or entity at October 25, 2017 and the number of shares subject to any options and warrants granted to these individuals that are exercisable within 60 days of October 25, 2017, which are indicated by footnote. The percentage ownership is based on 44,333,877 shares of Common Stock outstanding as of October 25, 2017. An asterisk (*) denotes beneficial ownership of less than 1%.

Directors and Named Executive Officers

Unless otherwise indicated, the address for each stockholder listed is: c/o Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage
Stephen F. Ghiglieri(1)	14,475	*
Thomas J. Knapp(1)	18,194	*
Bijan Nejadnik, Ph.D.(2)	13,781	*
Mark W. Schwartz, Ph.D.(3)	23,011	*
Richard Chin, M.D.(4)	38,006	*
Irving M. Einhorn(5)	39,074	*
Stephen S. Galliker(6)	34,666	*
Sanford J. Hillsberg(7)	59,703	*
William L. Ashton(8)	41,432	*
Rudolph Nisi, M.D.(9)	44,538	*
Mary Ann Gray(10)	42,445	*
All executive officers and directors as a group—12 persons(11)	376,854	*%

(1)	Consists of shares of Galena Common Stock underlying stock options.
(2)	Includes 12,344 shares of Galena Common Stock underlying stock options.
(3)	Consists of shares of Galena Common Stock.
(4)	Includes 19,375 shares of Galena Common Stock underlying stock options.
(5)	Includes 18,750 shares of Galena Common Stock underlying stock options.
(6)	Includes 21,250 shares of Galena Common Stock underlying stock options.
(7)	Includes 23,750 shares of Galena Common Stock underlying stock options.
(8)	Includes 18,750 shares of Galena Common Stock underlying stock options.
(9)	Includes 18,750 shares of Galena Common Stock underlying stock options.
(10)	Includes 18,750 shares of Galena Common Stock underlying stock options.
(11)	Includes 168,232 shares of Galena Common Stock underlying stock options.

Five Percent Holders

The following table sets forth information regarding the number and percentage of shares of Galena Common Stock held by all persons and entities known by Galena to beneficially own five percent or more of Galena outstanding Common Stock. The information regarding beneficial ownership of the persons and entities identified below is included in reliance on reports filed by the persons and entities with the SEC, except that the percentage is based upon Galena’s calculations made in reliance upon the number of shares reported to be beneficially owned by such person or entity in such report and the number of shares of Galena Common Stock outstanding on October 25, 2017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage
CVI Investments, Inc.(1)	2,980,000	6.7%
Sabby Management, LLC(2)	2,523,298	5.7%

(1)

Based on information provided in a Schedule 13G filed by CVI Investments, Inc. and Heights Capital Management, Inc. on February 17, 2017, consists of 2,980,000 shares of Common Stock over which CVI Investments, Inc. and Heights Capital Management, Inc., the investment manager to CVI Investments, Inc., share voting and dispositive power. The principal business office of CVI Investments, Inc. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The principal business office of Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111.
(2)	Based on information provided in a Schedule 13G filed by Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz on February 15, 2017, consists of 2,523,298 shares of Common Stock. Sabby Healthcare Master Fund, Ltd. has shared voting power and dispositive power over 1,689,965 shares of Common Stock. Sabby Volatility Warrant Master Fund, Ltd. has shared voting power and dispositive power over 833,333 shares of Common Stock. Sabby Management, LLC and Hal Mintz have shared voting power and dispositive power over 2,523,298 shares of Common Stock. The principal business offices of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. are each c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business office of Sabby Management, LLC is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458. The principal business office of Hal Mintz is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

PRINCIPAL SHAREHOLDERS OF SELLAS

The following table sets forth certain information with respect to the beneficial ownership of SELLAS Shares as of October 26, 2017 (except where otherwise indicated) for the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, and all of the expected directors and executive officers of the continuing company that are affiliated with SELLAS as a group.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of SELLAS Shares and is based on 95,172 SELLAS Shares expected to be outstanding as of immediately prior to the closing of the Merger which consists of (i) 75,999 SELLAS shares issued and outstanding as of September 30, 2017, and (ii) 19,173 SELLAS shares expected to be issued prior to the Merger. The number and percentage of shares beneficially owned by a person or entity also include SELLAS Shares subject to options or RSUs that are currently exercisable or become exercisable within 60 days of August 31, 2017. However, these shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned of any other person or entity. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to SELLAS’ knowledge, sole voting and dispositive power with respect to all common shares shown to be beneficially owned by them based on information provided to SELLAS by such shareholders. Unless otherwise indicated, the address for each shareholder listed is: c/o SELLAS Life Sciences Group Ltd, O’Hara House, 3 Bermudiana Road, Hamilton HM 11, Bermuda.

Name	Number of Shares Beneficially Owned	Percentage Ownership
5% or Greater Shareholders
Equilibria Capital Management Limited and affiliates(1)	69,631	73.16%
Starcove Ltd.(2)	5,743	6.03%
Christian Obrad(3)	10,637	11.18%
Directors and Named Executive Officers
Angelos M. Stergiou, M.D., Sc.D. h.c.	10,231	10.75%
Aleksey N. Krylov, M.B.A.	0	*
Nicholas J. Sarlis, M.D., Ph.D., FACP	0	*
Gregory M. Torre, Ph.D., J.D.	0	*
Stephen F. Ghiglieri	0	*
Fabio López(4)	69,555	73.08%
Robert L. Van Nostrand	0	*
John Varian	0	*
Jane Wasman	0	*
All directors and officers as a group (9 persons)	79,786	83.83%

*	Represents beneficial ownership of less than 1% of SELLAS.
(1)

Includes (i) 34,590 shares held directly by EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund, or Sely S, a Bermuda mutual fund company, (ii) 1,000 shares held directly by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund, or Sely I, Bermuda mutual fund company, (iii) 7,405 shares held directly by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund, or Sely II, Bermuda mutual fund company, (iv) 1,323 shares held by EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund, or Sely III, a Bermuda mutual fund company, (v) 684 shares held directly by Equilibria Capital Management Limited, or Equilibria, a Bermuda limited liability company, (vi) up to 2,919 SELLAS Shares to be issued to Equilibria contingent upon and effective immediately prior to the closing of the Merger, (vii) 14,372 SELLAS Shares and warrants to purchase 7,186 SELLAS Shares issuable to Sely I contingent upon and effective immediately prior to the closing of the Merger (viii) 76 shares held by Varibobi Financial Holdings Limited, a Cyprus limited liability company and (ix) 76 shares held by Daniel Tafur. Equilibria manages Sely S, Sely I, Sely II and Sely III and may be deemed to beneficially hold shares held directly by such funds. Varibobi Financial Holdings Limited is an owner of Equilibria and may be deemed to beneficially hold shares beneficially owned by Equilibria. Fabio López is the owner of Varibobi Financial

Holdings Limited, a Cyprus limited company and the chief executive officer of Equilibria and may be deemed to be the indirect beneficial owner of the shares owned by Equilibria. Elystone S.A. is an owner of Equilibria and may be deemed to beneficially hold shares beneficially owned by Equilibria. Luis Palacios is a founder and majority owner of Elystone Capital SA, and may be deemed to be the indirect beneficial owner of the shares owned by Equilibria. Mr. Tafur is chief investment officer, founder and board member of Equilibria and may be deemed to beneficially own shares beneficially owned by Equilibria. The principal business address of Equilibria is O’Hara House, One Bermudiana Road, Hamilton, HM08.
(2)	All shares are held directly by Starcove Ltd., a Cyprus limited liability company. The principal business address of Starcove is Griva Digeni 68, 8047 Paphos, Cyprus.
(3)	Includes (i) 4,894 shares held directly by Mr. Obrad and (ii) 5,743 shares held by Starcove. Mr. Obrad is a director of Starcove and may be deemed to beneficially own the shares owned by Starcove. The address for Mr. Obrad is c/o Starcove Ltd, Griva Digeni 68, 8047 Paphos, Cyprus.
(4)	Includes (i) 76 shares held by Varibobi Financial Holdings Limited and (ii) 69,479 shares held by entities affiliated with Equilibria. Mr. López is the owner of Varibobi Financial Holdings Limited, a Cyprus limited company, and the chief executive officer of Equilibria, and may be deemed to be the indirect beneficial owner of the shares owned by Equilibria.

LEGAL MATTERS

Richards, Layton & Finger, PA will pass upon the validity of the Galena Common Stock offered by this proxy statement/prospectus/consent solicitation statement.

EXPERTS

The consolidated financial statements of Galena as of December 31, 2016 and 2015, and for the three years in the period ended December 31, 2016, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this proxy statement/prospectus/consent solicitation statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of SELLAS as of December 31, 2016 and 2015, and for the years then ended, have been included herein in reliance upon the report of KPMG Audit Limited, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Their audit report covering the December 31, 2016 consolidated financial statements of SELLAS contains an explanatory paragraph that states that SELLAS has incurred net losses since its inception and has an accumulated deficit of $30.4 million that raises substantial doubt about SELLAS’ ability to continue as a going concern. The December 31, 2016 consolidated financial statements of SELLAS do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

Galena files annual, quarterly and special reports, proxy statements and other information are with the SEC. You may read and copy any reports, statements or other information that Galena files at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s Internet site can be found at http://www.sec.gov. You can also obtain copies of materials Galena files with the SEC from Galena’s website found at www.galenabiopharma.com under “Investors.” Except for the documents incorporated by reference in this prospectus, the information contained on Galena’s website is not part of this prospectus and should not be relied upon in connection with making an investment decision.

As of the date of this proxy statement/prospectus/consent solicitation statement, Galena has filed a registration statement on Form S-4 to register with the SEC the Galena Common Stock that Galena will issue to SELLAS shareholders in the Merger. This proxy statement/prospectus/consent solicitation statement is a part of that registration statement and constitutes a prospectus of Galena, as well as a proxy statement of Galena for the Special Meeting and a consent solicitation statement for the purpose of SELLAS for its written consent.

Galena has supplied all information contained in this proxy statement/prospectus/consent solicitation statement relating to Galena and SELLAS has supplied all information contained in this proxy statement/prospectus/consent solicitation statement relating to SELLAS.

If you would like to request documents from Galena or SELLAS, please send a request in writing or by telephone to either Galena or SELLAS at the following addresses:

Galena Biopharma, Inc. 2000 Crow Canyon Place, Suite 380 San Ramon, California 94583 Attn: Investor Relations Tel: (855) 855-4253 Email: info@galenabiopharma.com	SELLAS Life Sciences Group Ltd O’Hara House 3 Bermudiana Road Hamilton HM 11, Bermuda Attn: Investor Relations Tel: +1-441-400-2873 Email: IR@sellaslife.com

If you are a Galena stockholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Galena’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

OTHER MATTERS

Stockholder Proposals

Under the Galena Bylaws, any stockholder who intends to nominate a candidate for election to the Galena Board or to propose any business at Galena’s 2018 Annual Meeting (other than precatory (non-binding) proposals presented under Rule 14a-8 under the Exchange Act) pursuant to the advance notice provisions of the Galena Bylaws, must give notice to Galena’s Secretary, which notice must be received at Galena’s principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding year’s annual meeting of stockholders. For the 2018 Annual Meeting, stockholders wishing to present proposals or director nominees for consideration under these provisions of the Galena Bylaws must submit notice of their proposals or nominees so that it is received at Galena’s principal executive offices not earlier than March 10, 2018 and not later than April 9, 2018 in order to be considered. In the event that the 2018 Annual Meeting is not held within 30 days before or after such anniversary date, then such proposal or nominee shall have been received by the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. In each case, the notice must include information specified in the Galena Bylaws, including information concerning the nominee or proposal, as the case may be. A complete copy of the Galena Bylaws is available on Galena’s website www.galenabiopharma.com under Investors > Corporate Governance, which is not incorporated by reference. Notice of proposals or nominees should be sent in writing to Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583, Attention: Corporate Secretary.

Any proposal that a stockholder intends to present in accordance with Rule 14a-8 under the Exchange Act at Galena’s next Annual Meeting of Stockholders to be held in 2018 must be received by Galena on or before December 27, 2017. However, if date of the 2018 annual meeting is changed by more than 30 days from the date of the 2017 annual meeting, then the deadline is a reasonable time before Galena begins to print and send its proxy materials for the 2018 annual meeting. Only proper proposals under Rule 14a-8 which are timely received will be included in the proxy statement/prospectus/consent solicitation statement for Galena’s 2018 annual meeting.

Stockholder Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for Special Meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of Special Meeting materials addressed to those stockholders. This process, commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Because Galena utilizes the “householding” rules for Special Meeting materials, stockholders who share the same address will receive only one copy of the Special Meeting materials, unless Galena receives contrary instructions from any stockholder at that address. If you prefer to receive multiple copies of the Special Meeting materials at the same address you share with other stockholders, additional copies will be provided to you promptly upon request. If you are a stockholder of record, you may obtain additional copies at the same address you share with other stockholders by calling Galena at (925) 498-7709 or upon written request to Galena Biopharma, Inc., Attn: Investor Relations, 2000 Crow Canyon Place, Suite 380, San Ramon, California 94583. Eligible stockholders of record receiving multiple copies of the Special Meeting materials can request householding by contacting Galena in the same manner. If you are a beneficial owner and hold your shares in a brokerage or custody account, you can request additional copies of the Special Meeting materials at the same address you share with other stockholders or you can request householding by notifying your broker, bank or other nominee.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Galena Biopharma, Inc.

We have audited the accompanying consolidated balance sheets of Galena Biopharma, Inc. (the Company), as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Galena Biopharma, Inc. as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

San Francisco, California

March 15, 2017

GALENA BIOPHARMA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$18,083	$29,730
Restricted cash and cash equivalents	18,022	401
Litigation settlement insurance recovery	—	21,700
Prepaid expenses and other current assets	581	1,398
Current assets of discontinued operations	813	392

Total current assets	37,499	53,621

Equipment and furnishings, net	199	335
GALE-401 rights	9,255	9,255
In-process research and development	12,864	12,864
Goodwill	5,898	5,898
Deposits and other assets	96	171

Total assets	$65,811	$82,144

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$840	$1,597
Accrued expenses and other current liabilities	4,292	5,292
Litigation settlement payable	950	25,000
Fair value of warrants potentially settleable in cash	1,860	14,518
Current portion of long-term debt	16,397	4,739
Current liabilities of discontinued operations	6,059	5,925

Total current liabilities	30,398	57,071

Deferred tax liability	5,661	5,418
Contingent purchase price consideration	1,095	6,142

Total liabilities	37,154	68,631

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 350,000,000 shares authorized, 15,224,223 shares issued and 15,190,473 shares outstanding at December 31, 2016; 275,000,000 shares authorized, 8,129,087 shares issued and 8,095,337 shares outstanding at December 31, 2015	15	15
Additional paid-in capital	335,423	296,730
Accumulated deficit	(302,932)	(279,383)
Less treasury shares at cost, 33,750 shares	(3,849)	(3,849)

Total stockholders’ equity	28,657	13,513

Total liabilities and stockholders’ equity	$65,811	$82,144

See accompanying notes to consolidated financial statements.

GALENA BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31,
	2016	2015	2014
Operating expenses:
Research and development	$19,860	$23,611	$27,674
General and administrative	12,007	10,609	16,226

Total operating expenses	31,867	34,220	43,900

Operating loss	(31,867)	(34,220)	(43,900)
Non-operating income (expense):
Litigation settlement	(2,750)	(5,282)	—
Change in fair value of warrants potentially settleable in cash	22,220	1,162	16,556
Interest expense, net	(3,508)	(760)	(1,110)
Change in fair value of the contingent purchase price liability	5,047	509	170

Total non-operating income (expense), net	21,009	(4,371)	15,616

Loss from continuing operations before income taxes	(10,858)	(38,591)	(28,284)
Income tax expense	243	365	—

Loss from continuing operations	(11,101)	(38,956)	(28,284)
Loss from discontinued operations	(12,448)	(24,946)	(8,322)

Net loss	$(23,549)	$(63,902)	$(36,606)

Net loss per common share:
Basic and diluted per share, continuing operations	$(1.11)	$(5.02)	$(4.74)

Basic and diluted loss per share, discontinued operations	$(1.25)	$(3.21)	$(1.39)

Basic and diluted net loss per share	$(2.36)	$(8.23)	$(6.13)

Weighted-average common shares outstanding: basic and diluted	9,958,802	7,763,236	5,969,418

See accompanying notes to consolidated financial statements.

GALENA BIOPHARMA, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Shares Issued	Amount
Balance at December 31, 2013	5,505,035	$10	$188,600	$(178,875)	$(3,849)	$5,886
Issuance of common stock	331,650	1	10,704	—	—	10,705
Issuance of common stock under milestone achievement	219,061	—	9,340	—	—	9,340
Issuance of common stock upon exercise of warrants	273,351	1	37,741	—	—	37,742
Issuance of common stock in connection with employee stock purchase plan	5,732	—	263	—	—	263
Stock based compensation for directors and employees	—	—	5,253	—	—	5,253
Stock based compensation for services	—	—	134	—	—	134
Exercise of stock options	172,488	—	4,342	—	—	4,342
Net loss	—	—	—	(36,606)	—	(36,606)

Balance at December 31, 2014	6,507,317	$12	$256,377	$(215,481)	$(3,849)	$37,059
Issuance of common stock	1,607,934	3	47,413	—	—	47,416
Common stock warrants issued in connection with March 2015 common stock offering	—	—	(10,296)	—	—	(10,296)
Issuance of common stock in connection with employee stock purchase plan	11,566	—	309	—	—	309
Stock based compensation for directors and employees	—	—	2,896	—	—	2,896
Exercise of stock options	2,270	—	31	—	—	31
Net loss	—	—	—	(63,902)	—	(63,902)

Balance at December 31, 2015	8,129,087	$15	$296,730	$(279,383)	$(3,849)	$13,513
Issuance of common stock	2,872,803	—	33,534	—	—	33,534
Common stock warrants issued in connection with common stock offerings	—	—	(9,886)	—	—	(9,886)
Issuance of common stock to satisfy principal and interest on long-term debt	3,981,208	—	8,079	—	—	8,079
Common stock warrants issued in connection with debt financing	—	—	1,139	—	—	1,139
Issuance of common stock in connection with settlement of litigation	206,903	—	557	—	—	557
Issuance of common stock upon exercise of warrants	20,403	—	95	—	—	95
Issuance of common stock in connection with employee stock purchase plan	5,477	—	2,650	—	—	2,650
Stock based compensation for directors and employees	—	—	2,264	—	—	2,264
Exercise of stock options	8,342	—	261	—	—	261
Net loss	—	—	—	(23,549)	—	(23,549)

Balance at December 31, 2016	15,224,223	$15	$335,423	$(302,932)	$(3,849)	$28,657

See accompanying notes to consolidated financial statements.

GALENA BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Cash flows from continuing operating activities:
Net loss from continuing operations	$(11,101)	$(38,956)	$(28,284)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	142	107	86
Non-cash accretion of debt issuance costs	3,054	248	276
Deferred taxes	243	365	—
Non-cash stock-based compensation	2,264	1,931	4,666
Litigation settlement payable in common stock	2,650	1,000	—
Change in fair value of common stock warrants	(22,220)	(1,161)	(16,556)
Change in fair value of contingent consideration	(5,047)	(509)	(170)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	892	(245)	(1,078)
Litigation settlement insurance recovery	21,700	(21,700)	—
Litigation settlement payable	(25,000)	24,000	—
Accounts payable	(757)	(289)	(21)
Accrued expenses and other current liabilities	(50)	(3,593)	4,044

Net cash used in continuing operating activities	(33,230)	(38,802)	(37,037)

Cash flows from discontinued operating activities:
Net loss from discontinued operations	(12,448)	(24,946)	(8,322)
Loss on sale of commercial assets	—	4,549	—
Impairment charge from classification of assets held for sale	—	8,071	—
Changes in operating assets and liabilities attributable to discontinued operations	763	2,968	2,490

Net cash used in discontinued operating activities	(11,685)	(9,358)	(5,832)

Net cash used in operating activities	(44,915)	(48,160)	(42,869)

Cash flows from investing activities:
Change in restricted cash	—	(201)	—
Cash paid for acquisition of GALE-401	—	—	(2,415)
Cash paid for purchase of equipment and furnishings	(6)	(153)	(57)

Net cash provided by (used in) continuing investing activities	(6)	(354)	(2,472)

Net proceeds received from sale of commercial assets (selling costs paid)	(1,050)	11,283	—
Cash paid for commercial assets	—	(534)	(3,056)

Net cash provided by (used in) discontinued investing activities	(1,050)	10,749	(3,056)

Net cash provided by (used in) investing activities	(1,056)	10,395	(5,528)

See accompanying notes to consolidated financial statements.

GALENA BIOPHARMA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended December 31,
	2016	2015	2014
Cash flows from financing activities:
Net proceeds from issuance of common stock	33,534	47,416	10,704
Net proceeds from exercise of stock options	261	31	4,342
Proceeds from exercise of warrants	233	—	10,717
Proceeds from common stock issued in connection with ESPP	95	309	263
Net proceeds from issuance of long-term debt	23,401	—	—
Minimum cash covenant on long-term debt	(17,621)	—	—
Principal payments on long-term debt	(5,579)	(3,911)	(1,766)

Net cash provided by financing activities	34,324	43,845	24,260

Net increase (decrease) in cash and cash equivalents	(11,647)	6,080	(24,137)
Cash and cash equivalents at the beginning of period	29,730	23,650	47,787

Cash and cash equivalents at end of period	$18,083	$29,730	$23,650

Supplemental disclosure of cash flow information:
Cash received during the periods for interest	$117	$18	$15

Cash paid during the periods for interest	$636	$541	$800

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrants issued in connection with common stock recorded as cost of equity	$9,886	$10,296	$—

Fair value of warrants issued in connection with long-term debt recorded as debt issuance costs	$1,139	$—	$—

Principal and interest repaid through issuance of common stock	$8,079	$—	$—

Reclassification of warrant liabilities upon exercise	$324	$—	$27,026

Issuance of common stock in settlement of GALE-401 milestone	$—	$—	$6,840

Fair value of shares issued to acquire Zuplenz rights	$—	$—	$2,500

Future obligations for Zuplenz rights included in accrued expenses	$—	$—	$2,716

See accompanying notes to consolidated financial statements.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Overview

Galena Biopharma, Inc. (“we,” “us,” “our,” “Galena” or the “Company”) is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. The Company’s pipeline consists of multiple mid- to late-stage clinical assets, including our hematology asset, GALE-401, and our novel cancer immunotherapy programs including NeuVax™ (nelipepimut-S), GALE-301 and GALE-302. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with myeloproliferative neoplasms. GALE- 401 has completed a Phase 2 clinical trial and the asset is ready to advance into a pivotal trial in patients with essential thrombocythemia (ET). NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements included herein have been prepared by Galena pursuant to the generally accepted accounting principles (GAAP). Unless the context otherwise indicates, references in these notes to the “Company,” “we,” “us” or “our” refer (i) to Galena, our wholly owned subsidiary, Apthera, Inc., or “Apthera,” and our wholly owned subsidiary, Mills Pharmaceuticals, Inc. or “Mills.”

Management’s Plans — We had cash and cash equivalents of approximately $18.1 million as of December 31, 2016, compared with $29.7 million as of December 31, 2015. We expect to continue to incur operating losses as we continue to advance our product candidates through the drug development and the regulatory process. In the absence of revenue, our potential sources of operational funding are proceeds from the sale of equity, funded research and development payments, debt financing arrangements, and payments received under partnership and collaborative agreements.

On February 13, 2017, the Company closed an underwritten public offering of 17,000,000 units at a price to the public of $1.00 per unit for gross proceeds of $17.0 million (“February 2017 Offering”). Each unit consists of one share of common stock, and a warrant to purchase one share of common stock at an exercise price of $1.10 per share. The net proceeds of the February 2017 Offering were $15.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

In addition to the proceeds from the February 2017 Offering, in January and February 2017 the holder of the Debenture redeemed $3.95 million of outstanding principal that was satisfied by the Company with 3,518,663 shares of our common stock. As a result of the redemptions, the Company was able to transfer $3.95 million out of restricted cash and cash equivalents and into unrestricted cash and cash equivalents to be used to fund the Company’s ongoing operations. The outstanding principal balance on the Debenture as of March 15, 2017 is $13,617,702 and is maintained by the Company as restricted cash.

In addition to the funds raised through underwritten public offerings and the debenture, we maintain a purchase agreement with Lincoln Park Capital LLC (LPC) and At Market Issuance Sales Agreements (ATM) with future availability of $2.0 million and $19.1 million, respectively subject to certain terms and conditions. We may also continue to use the ATM, or other instruments, in order to fund our operations going forward.

On January 31, 2017, the Company announced that it is in the process of evaluating strategic alternatives focused on maximizing stockholder value. Potential strategic alternatives that may be explored or evaluated as part of this review include continuing to advance the clinical programs as a stand-alone entity, a sale of the company, a business combination, merger or reverse merger, and a license or other disposition of corporate

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

assets of the company. There is no set timetable for this process and there can be no assurance that this process will result in a transaction. While the Company evaluates its strategic alternatives, Galena’s investigator-sponsored immunotherapy trials will remain ongoing. With the confirmation from the FDA that the GALE-401 development program is appropriate for a New Drug Application (NDA) filing using the 505(b)(2) regulatory pathway in patients with ET who are intolerant or resistant to hydroxyurea, we have developed a clear path forward for GALE-401 in the treatment of ET. Subject to completing the manufacturing of the new formulation and the internal work to prepare the Phase 3 trial for initiation, the Company is evaluating the appropriate time to commence enrollment of the GALE-401 trial and anticipates making a definitive determination in the second half of 2017. The Company has focused on reducing expenditures in order to preserve liquidity while pursuing a strategic alternative.

We believe that our existing cash and cash equivalents, funding available under an amended LPC purchase agreement, ATM and other instruments, should be sufficient to fund our operations for at least one year from the date of issuance of the Company’s consolidated financial statements. This projection is based on our current limited operations and estimates of legal expenses associated with the ongoing government investigation and legal matters pending against the company, and is subject to changes in our operating plans, resolutions of such government investigation and legal matters, uncertainties inherent in our business, strategic alternatives outcomes, and the need to seek to replenish our existing cash and cash equivalents sooner than we project and in greater amounts that we had projected. There is no guarantee that any debt, additional equity or other funding will be available to us on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations or to seek to merge with or to be acquired by another company.

Reverse Stock-Split — On November 11, 2016 the Company effected a 1:20 reverse stock split of the Company’s outstanding shares of common stock, outstanding stock options to purchase shares of our common stock and warrants to purchase shares of common stock. In addition, the number of shares of common stock and number of shares of common stock subject to stock options or similar rights authorized under the Company’s equity incentive plan and employee stock purchase plan were proportionately adjusted for the reverse stock-split. Further, the per share exercise price under such plans were proportionately adjusted for the reverse stock-split. These consolidated financial statements give retroactive effect to such reverse stock-split and all share and per share amounts have been adjusted accordingly.

Discontinued Operations — As described in Note 15, during the quarter ended September 30, 2015 the Company met the relevant criteria for reporting the commercial operations as held for sale and in discontinued operations, pursuant to FASB Topic 205-20, Presentation of Financial Statements—Discontinued Operations, and FASB Topic 360, Property, Plant, and Equipment. The Company generally considers assets to be held for sale when (i) the transaction has been approved by the board of directors or management vested with authority to approve the transaction, (ii) the assets are available for immediate sale in their present condition, (iii) the company has initiated an active program to locate a buyer and other actions required to complete the plan to sell the assets, (iv) consummation of the transaction is probable, (v) the assets are being actively marketed for sale at a price that is reasonable in relation to the current fair value, and (vi) the transaction is expected to qualify for recognition as a completed sale, within one year. Following the classification of property and equipment for sale, the Company discontinues depreciating the asset and writes down the asset to the lower of the carrying value or fair market value, if needed. During the quarter ended December 31, 2015, the Company completed the sale of the commercial products and the related assets.

Uses of Estimates in Preparation of Financial Statements — The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of Galena and its wholly owned subsidiaries. All material intercompany accounts have been eliminated in consolidation.

Reclassifications — Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on net loss per share.

Cash and Cash Equivalents — The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market accounts and demand deposits.

Restricted Cash — Restricted cash consists of the minimum cash covenant as required by the debenture certificates of deposit on hand with the Company’s financial institutions as collateral for its corporate credit cards.

Fair Value of Financial Instruments — The carrying amounts reported in the balance sheet for cash equivalents, marketable securities, accounts receivable, accounts payable, and capital leases approximate their fair values due to their short-term nature and market rates of interest.

Equipment and Furnishings — Equipment and furnishings are stated at cost and depreciated using the straight-line method based on the estimated useful lives (generally three to five years for equipment and furniture) of the related assets.

Goodwill and Intangible Assets — Goodwill and indefinite-lived intangible assets are not amortized but are tested annually for impairment at the reporting unit level, or more frequently if events and circumstances indicate impairment may have occurred. Factors the company considers important that could trigger an interim review for impairment include, but are not limited to, the following:

•	Significant changes in the manner of its use of acquired assets or the strategy for its overall business;

•	Significant negative industry or economic trends;

•	Significant decline in stock price for a sustained period; and

•	Significant decline in market capitalization relative to net book value.

Goodwill and other intangible assets with indefinite lives are evaluated for impairment first by a qualitative assessment to determine the likelihood of impairment. If it is determined that impairment is more likely than not, the Company will then proceed to the two step impairment test. The first step is to compare the fair value of the reporting unit to the carrying amount of the reporting unit (the “First Step”). If the carrying amount exceeds the fair value, a second step must be followed to calculate impairment (the “Second Step”). Otherwise, if the fair value of the reporting unit exceeds the carrying amount, the goodwill is not considered to be impaired as of the measurement date. In its review of the carrying value of the goodwill for its single reporting unit and its indefinite-lived intangible assets, the Company determines fair values of its goodwill using the market approach, and its indefinite-lived intangible assets using the income approach.

Intangible assets not considered indefinite-lived are reviewed for impairment when facts or circumstances suggest that the carrying value of these assets may not be recoverable. The Company’s policy is to identify and record impairment losses, if necessary, on intangible product rights when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

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The company performed its review for impairment using the qualitative assessment for both goodwill and indefinite-lived intangible assets, and has determined that there has been no impairment to these assets as of December 31, 2016.

Contingent Purchase Price Consideration — Contingent consideration is recorded at the estimated fair value as of the acquisition date. The fair value of the contingent consideration is remeasured at each reporting period with any adjustments in fair value included in our consolidated statement of comprehensive loss.

Acquisitions and In-Licensing — For all in-licensed products and technologies, we perform an analysis to determine whether we hold a variable interest or a controlling financial interest in a variable interest entity. On the basis of our interpretations and conclusions, we determine whether the acquisition falls under the purview of variable interest entity accounting and if so, consider the necessity to consolidate the acquisition. As of December 31, 2016, we determined there were no variable interest entities required to be consolidated.

We also perform an analysis to determine if the assets and liabilities acquired in an acquisition qualify as a “business.” The excess of the purchase price over the fair value of the net assets acquired can only be recognized as goodwill in a business combination.

Patents and Patent Application Costs — Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived from the patents is uncertain. Patent costs are, therefore, expensed as incurred.

Legal Fees and Insurance Recoveries — There can be a significant time lag between the time that legal fees are incurred and the insurance reimbursement available to offset the related costs. The legal costs are recorded in the period they are incurred, and the insurance recoveries for those costs are recorded in the period when the insurance reimbursement is deemed probable.

Share-based Compensation — The Company follows the provisions of the FASB ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees, non-employee directors, and consultants, including stock options and warrants. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options and warrants granted as consideration for services rendered by non-employees, the Company recognizes compensation expense in accordance with the requirements of FASB ASC Topic 505-50 (“ASC 505-50”), “Equity Based Payments to Non- Employees.” Non-employee option and warrant grants that do not vest immediately upon grant are recorded as an expense over the vesting period. At the end of each financial reporting period prior to vesting, the value of these options and warrants, as calculated using the Black-Scholes option-pricing model, will be re-measured using the fair value of the company’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options and warrants granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options are fully vested.

Research and Development Expenses — Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits and other operating costs, facilities, supplies, external services and overhead related to our research and development departments, and clinical trial expenses.

Clinical trial expenses include direct costs associated with contract research organizations (“CROs”), as well as patient-related costs at sites at which our trials are being conducted.

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Direct costs associated with our CROs are generally payable on a time and materials basis, or when certain enrollment and monitoring milestones are achieved. Expense related to a milestone is recognized in the period in which the milestone is achieved or in which we determine that it is more likely than not that it will be achieved.

The invoicing from clinical trial sites can lag several months. We accrue these site costs based on our estimate of upfront set-up costs upon the screening of the first patient at each site, and the patient related costs based on our knowledge of patient enrollment status at each site.

Income Taxes — The Company recognizes liabilities or assets for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements in accordance with FASB ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”). These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. ASC 740-10 requires that a valuation allowance be established when management determines that it is more likely than not that all or a portion of a deferred asset will not be realized. The Company evaluates the realizability of its net deferred income tax assets and valuation allowances as necessary, at least on an annual basis. During this evaluation, the company reviews its forecasts of income in conjunction with other positive and negative evidence surrounding the realizability of its deferred income tax assets to determine if a valuation allowance is required. Adjustments to the valuation allowance will increase or decrease the company’s income tax provision or benefit. The recognition and measurement of benefits related to the company’s tax positions requires significant judgment, as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and the company’s assumptions or changes in the company’s assumptions in future periods are recorded in the period they become known.

For the years ended December 31, 2016 and 2015, we recognized income tax of $243,000 and $365,000, respectively. There was no income tax expense or benefit for the year ended December 31, 2014. We continue to maintain a full valuation allowance against our net deferred tax assets.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash balances in several accounts with two banks, which at times are in excess of federally insured limits. As of December 31, 2016, the company’s cash equivalents were invested in money market mutual funds. The Company’s investment policy does not allow investment in any debt securities rated less than “investment grade” by national ratings services. The Company has not experienced any losses on its deposits of cash and cash equivalents. As of December 31, 2016, we had approximately $17,583,000 in interest-bearing accounts above federally insured limits.

2. Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15. ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company has adopted this ASU.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs be reported in the balance sheet as a direct deduction from the face amount of the related liability, consistent with the presentation of debt discounts. Further, ASU 2015-03 requires the amortization of debt issuance costs to be reported as interest expense. Similarly, debt issuance costs and any

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discount or premium are considered in the aggregate when determining the effective interest rate on the debt. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. ASU 2015-03 must be applied retrospectively. The Company adopted this ASU on January 1, 2016. There was no impact to the Company’s consolidated financial statements upon adoption.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes or ASU 2015-17. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance will become effective for us beginning in the first quarter of 2017 and may be applied either prospectively or retrospectively. Early adoption is permitted. At the time of adoption, we will reclassify current deferred tax amounts on our Consolidated Balance Sheets as noncurrent. The Company adopted this ASU on January 1, 2017. There was no impact to the Company’s consolidated financial statements upon adoption.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments, which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company beginning in its first quarter of 2019 and early adoption is not permitted. The Company does not believe the adoption of the new financial instruments standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of our pending adoption of the new standard on the consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation-Stock Compensation. ASU 2016-09 includes several areas of simplification to stock compensation including simplifications to the accounting for income taxes, classification of excess tax benefits on the Statement of Cash Flows and forfeitures. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016. An entity that elects early adoption must adopt all of the amendments in the same period. The Company adopted this ASU on January 1, 2017. There was no impact to the Company’s consolidated financial statements upon adoption.

In August 2016, the Financial Accounting Standards Board issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force.” The objective of ASU No. 2016-15 is to provide specific guidance on eight cash flow classification issues and how to reduce diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. We are still evaluating the effect of this update.

In November 2016, the FASB issued ASU No. 2016-18, Restricted cash, amending the presentation of restricted cash within the statement of cash flows. The new guidance requires that restricted cash be included within cash and cash equivalents on the statement of cash flows. The ASU is effective retrospectively for

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reporting periods beginning after December 15, 2017, with early adoption permitted. We are evaluating the effect of this update.

3. Fair Value Measurements

The Company follows ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) for the Company’s financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and are re-measured and reported at fair value at least annually using a fair value hierarchy that is broken down into three levels. Level inputs are defined as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — other significant observable inputs for the assets or liabilities through corroboration with market data at the measurement date.

Level 3 — significant unobservable inputs that reflect management’s best estimate of what market participants would use to price the assets or liabilities at the measurement date.

The Company categorized its cash equivalents and marketable securities as Level 1 inputs. The valuations for Level 1 were determined based on a “market approach” using quoted prices in active markets for identical assets. Valuation of these assets does not require a significant degree of judgment. The Company categorized its warrants potentially settleable in cash as Level 2 inputs. The warrants are measured at market value on a recurring basis and are being marked to market each quarter-end until they are completely settled. The warrants are valued using an appropriate pricing model, using assumptions consistent with our application of ASC 718. The contingent purchase price consideration is categorized as Level 3 inputs and is measured at its estimated fair value on a recurring basis and is adjusted at each quarter-end until it is completely settled. The contingent price consideration is valued based on the expected timing of milestones, the expected probability of success for each milestone and discount rates based on a corporate debt interest rate index publicly issued.

The following tables present information about our assets and liabilities measured at fair value on a recurring basis in the condensed consolidated balance sheets (in thousands):

	December 31, 2016	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$16,192	$16,192	$—	$—
Restricted cash equivalents	17,622	17,622	—	—

Total assets measured and recorded at fair value	$33,814	$33,814	$—	$—

Liabilities:
Warrants potentially settleable in cash	$1,860	$—	$1,860	$—
Contingent purchase price consideration	1,095	—	—	1,095

Total liabilities measured and recorded at fair value	$2,955	$—	$1,860	$1,095

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	December 31, 2015	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$29,171	$29,171	$—	$—

Total assets measured and recorded at fair value	$29,171	$29,171	$—	$—

Liabilities:
Warrants potentially settleable in cash	$14,518	$—	$14,518	$—
Contingent purchase price consideration	6,142	—	—	6,142

Total liabilities measured and recorded at fair value	$20,660	$—	$14,518	$6,142

The company has not transferred any financial instruments into or out of Level 3 classification during the years ended December 31, 2016 or 2015. A reconciliation of the beginning and ending Level 3 liabilities for the years ended December 31, 2016 and 2015 is as follows (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, January 1, 2015	$6,651
Change in the estimated fair value of the contingent purchase price consideration	(509)

Balance, December 31, 2015	6,142
Change in the estimated fair value of the contingent purchase price consideration	(5,047)

Balance at December 31, 2016	$1,095

The fair value of the contingent purchase price consideration is measured at the end of each reporting period using Level 3 inputs in a probability-weighted, discounted cash-outflow model. The significant unobservable assumptions include the probability of achieving each milestone, the date we expect to reach the milestone, and a determination of present value factors used to discount future expected cash outflows. The decrease in the estimated fair value of the contingent purchase price consideration during 2016 reflects a lowering of the probability and lengthening of the timeline for the potential approval of NeuVax, as these assumptions are now based principally on our Phase 2 combination trial with trastuzumab whereas previously, the valuation was based on our Phase 3 PRESENT trial, which was deemed futile by the Independent Data Monitoring Committee (“IDMC”) in June 2016 and subsequently closed.

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4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2016	2015
Clinical development expense	$3,088	$3,294
Professional fees	229	435
Compensation and related benefits	975	1,535
Interest expense	—	28

Accrued expenses and other current liabilities	$4,292	$5,292

5. Long-term Debt

On May 8, 2013, we entered into a loan and security agreement with Oxford Finance LLC, as collateral agent, and related lenders under which we borrowed the first tranche of $10 million (“Loan”). The Loan payment terms include 12 months of interest-only payments at the fixed coupon rate of 8.45%, followed by 30 months of amortization of principal and interest until maturity in November 2016. In connection with the Loan, we paid the lender a 1% cash facility fee and a 5.5% cash final payment and granted to the lender seven-year warrants to purchase up to 9,109 shares of our common stock at an exercise price of $49.4. On May 10, 2016, the Company prepaid the outstanding principal amount and cash final payment.

On May 10, 2016, the Company entered into a Securities Purchase Agreement (“Purchase Agreement”), with certain purchasers pursuant to which the Company sold, at a 6.375% original issue discount, a total of $25,530,000 Senior Secured Debenture (“Debenture”) and warrants to purchase up to 50,000 shares of the Company’s common stock. Net proceeds to the Company from sale of the Debenture, after payment of commissions and legal fees, were approximately $23.4 million The Debenture matures November 10, 2018, accrues interest at 9% per year, and does not contain any conversion features into shares of our common stock. On August 22, 2016, the Company, the purchasers and certain other parties entered into an amendment agreement, which provides for the amendment and restatement of the Debenture, an amendment to the terms of the Series A Common Stock Purchase Warrant issued by the Company to the purchasers pursuant to the terms of the Purchase Agreement, and certain other terms and conditions, as summarized below.

On December 14, 2016, the Company and the holder entered into a waiver (the “Waiver”) that amended the Securities Purchase Agreement dated May 10, 2016 between the Company and the holder, as amended on August 22, 2016 (the “SPA”). The Waiver provides that solely with respect to the calendar months of December 2016, January 2017, February 2017 and March 2017 (collectively, the “Specified Months”), the holder waives, subject to certain delineated exceptions, the requirement of paragraph (i) of the definition of “Equity Conditions” set forth in Section 1 of the Debenture, thereby continuing to allow the Company to deliver shares of its Common Stock in respect to a portion of its amortization obligation under the Debenture. Furthermore, the waiver sets out a Monthly Allowance for each Specified Month equal to $1,500,000 and required the Company to withdraw all cash and/or cash equivalents in excess of eighteen million five hundred thousand dollars ($18,500,000) from certain accounts and deposit such funds into an account in a form acceptable to the holder, such that the Company requires the prior written consent of the holder for certain withdrawals. The Waiver also grants the holder special redemption rights depending upon the price of our common stock, including the right to redeem the debenture.

The Debenture carries an interest only period of six months, following which interest is due monthly and payable in cash or stock at the election of the Company. Interest deferred during the interest only period is added

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to and considered principal. Following the interest only period, the Company has the right under the Debenture, commencing November 10, 2016, to pay the monthly redemption amount of the outstanding balance in cash, shares of the Company’s common stock or a combination thereof, if certain conditions are met. The maximum monthly redemption amount was increased from $1,100,000 to $1,500,000 under the amended Debenture; provided, that if the trading price of the Company’s common stock is at least $8.00 per share (as adjusted for stock splits, combinations or similar events) during such calendar month, then such maximum monthly redemption amount may be increased to $2,200,000 at the holder’s election and if the Company has already elected to satisfy such monthly redemptions in shares of common stock. In addition, notwithstanding the foregoing limitations on the monthly redemption amount, the holder may elect up to three times in any 12-month period to increase the maximum monthly redemption to $2,500,000.

If the Company elects to pay the redemption amount in shares of its common stock, then the shares will be delivered at the lesser of A) 7.5% discount to the average of the 3 lowest volume weighted average prices over the prior 20 trading days or B) a 7.5% discount to the prior trading day’s volume weighted average price. The Company may only opt for payment in shares of common stock if certain equity conditions are met. The Company, at its option, may also force the holder to redeem up to double the monthly redemption principal amount of the Debenture but not less than the monthly payment.

The holder received 50,000 warrants upon the closing on the sale of the Debenture at an exercise price of $30.20, maturing 5 years from issuance, and in accordance with the terms of the amendment agreement, the exercise price of the warrant was reduced to $8.60 per share. Additionally, the holder received 50,000 warrants upon the Company’s public company announcement of the interim analysis on June 29, 2016 at an exercise price of $8.60.

The amendment agreement provides that, following November 10, 2016, the holder may elect to convert any portion of the outstanding balance into shares of common stock at a fixed price of $12.00 per share (as adjusted for stock splits, combinations or similar events).

The Company’s obligations under the Debenture can be accelerated in the event the Company undergoes a change in control and other customary events of default. In the event of default and acceleration of the Company’s obligations, the Company would be required to pay all amounts of principal and interest then outstanding under the Debenture in cash. The Company’s obligations under the Debenture are secured under a security agreement by a senior lien on all of the Company’s assets, including all of the Company’s interests in its consolidated subsidiaries. Under the subsidiary guarantee agreement, each subsidiary guarantees the performance of the Company of the Purchase Agreement, Debenture and related agreements. The Company must also maintain as a compensating cash balance, the lesser of a minimum of $18.5 million in cash or the outstanding principal and accrued and unpaid interest, which such amount is included in restricted cash as of December 31, 2016. The holder of the Debenture has the right, at any time and from time to time, to require the Company to prepay the lesser of $18.5 million plus accrued and unpaid interest or the outstanding principal and accrued and unpaid interest.

As of December 31, 2016 the outstanding principal balance of the Debenture was $17,621,702. The current portion of long-term debt of $16,397,030 is net of unamortized discounts and debt issuance costs of $1,224,672. In January and February 2017, the holder of the Debenture redeemed $3,950,000 of principal, which the Company satisfied with 3,541,077 shares of our common stock. The outstanding principal balance as of March 15, 2017 is $13,671,702.

Armentum Partners, LLC (“Placement Agent”) acted as the placement agent in the offering of the Debenture and the Company paid the Placement Agent a fee equal to 2% of the funds received from the sale

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of the Debenture. The Company paid half of the placement fee upon funding and paid the other half during the third quarter of 2016.

6. Legal Proceedings, Commitments and Contingencies

Legal Proceedings

On June 24, 2016, the U.S. District Court for the District of Oregon entered a final order and judgment in In re Galena Biopharma, Inc. Derivative Litigation, granting final approval to the settlement awarding attorney’s fees of $4.5 million plus costs, which was paid by our insurance carriers. The settlement included a payment of $15 million in cash by our insurance carriers, which we used to fund a portion of the class action settlement, and cancellation of 60,000 outstanding director stock options. The settlement also required that we adopt and implement certain corporate governance measures. The settlement did not include any admission of wrongdoing or liability on the part of us or the individual defendants and included a full release of us and the current and former officers and directors in connection with the allegations made in the consolidated federal derivative actions and state court derivative actions.

On June 24, 2016, the U.S. District Court for the District of Oregon entered a final order and partial judgment in In re Galena Biopharma, Inc. Securities Litigation, granting final approval of the settlement awarding attorney’s fees of $4.5 million plus costs, which was paid out of the settlement funds. The settlement agreement provided for a payment of $20 million to the class and the dismissal of all claims against us and the other defendants in connection with the consolidated federal securities class actions. Of the $20 million settlement payment to the class, $16.7 million was paid by our insurance carriers and $3.3 million was paid by us through a combination of $2.3 million in cash and $1 million in shares of our common stock (24,002 shares) issued by us on July 6, 2016. In addition to the $3.3 million settlement payment, the company paid $2.0 million in December 2015 in attorney fees outstanding as a condition of the settlement.

In July 2016, we resolved claims brought by shareholders that relate to the securities litigation mentioned above in one case for $150,000 plus $150,000 in shares (14,563 shares) of our common stock, and in another case for $1.5 million in shares of our common stock (168,337 shares). The shares issued in connection with such settlements are included in the secondary offering filed on July 25, 2016. The settlements did not include any admission of wrongdoing or liability on the part of us or any of the current or former directors and officers and included a full release of us and the current and former directors and officers in connection with the allegations made. We are not aware of any other claims made by shareholders who have opted out of the securities litigation.

On October 13, 2016, we filed a complaint in the Circuit Court for the County of Multnomah for the State of Oregon against Aon Risk Insurance Services West, Inc. where we are seeking attorney’s fees, costs and expenses incurred by us related to our coverage dispute with a certain insurer and for amounts we were required to contribute to the settlements of In re Galena Biopharma, Inc. Derivative Litigation and In re Galena Biopharma, Inc. Securities Litigation as a direct result of certain insurer’s failure to pay its full policy limits of liability and other relief. We are currently engaged in written discovery.

On February 13, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Miller v. Galena Biopharma, Inc., et al. On February 15, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Kattuah v Galena Biopharma, Inc., et al. Within the time allowed under the federal rules and statutes, the Company and the other defendants, former and current officers, will respond to the complaints through an appropriate pleading or motion.

A federal investigation of two of the high-prescribing physicians for Abstral (former commercial product) has resulted in the criminal prosecution of the two physicians for alleged violations of the federal False Claims

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Act and other federal statutes. The criminal trial began in January 2017 and is ongoing. We received a trial subpoena for documents in connection with that investigation and we have been in contact with the U.S. Attorney’s Office for the Southern District of Alabama (SDAL), which is handling the criminal trial, and are cooperating in the production of documents. On April 28, 2016, a second superseding indictment was filed in the criminal case, which added additional information about the defendant physicians and provided information regarding the facts and circumstances involving a rebate agreement between the Company and the defendant physicians’ pharmacy as well as their ownership of our stock. The criminal trial, which began on January 4, 2017, concluded with a jury verdict on February 23, 2017 finding these physicians guilty on 19 of 20 counts; sentencing is scheduled for May 2017. At the end of the SDAL case, SDAL dismissed count 18 of the indictment charging that the physicians conspired, through the C&R Pharmacy, to receive illegal kickbacks in exchange for prescribing Abstral. Though certain former employees received trial subpoenas to appear at the trial and provide oral testimony, only one former employee testified at the trial. We agreed to reimburse those former employees’ attorney’s fees. To our knowledge, we were not a target or subject of that investigation.

There are also federal and state investigations of a company that has a product that competes with Abstral in the same therapeutic class, and we have learned that the FDA and other governmental agencies are investigating our Abstral promotion practices. On December 16, 2015, we received a subpoena issued by the U.S. Attorney’s Office for the District of New Jersey requesting the production of a broad range of documents pertaining to our marketing and promotional practices for Abstral, the commercial product we sold in the fourth quarter of 2015. We have been in contact with the U.S. Attorney’s Office for the District of New Jersey and the Department of Justice, and we have come to understand that the investigation being undertaken is a criminal investigation in addition to a civil investigation that could ultimately involve the Company as well as one or more former employees. Pursuant to the Company’s charter, we are currently reimbursing certain former employees’ attorney’s fees with respect to the investigation. We are cooperating with the civil and criminal investigation, and through our outside counsel we have begun preliminary discussions with the government aimed at the ultimate resolution of the investigation regarding the Company.

On December 22, 2016, the Company and its former CEO reached an agreement in principle to a proposed settlement that would resolve an investigation by the staff of the Securities and Exchange Commission (SEC) involving conduct in the period 2012-2014 regarding the commissioning of internet publications by outside promotional firms. Under the terms of the proposed settlement framework, the Company and the former CEO would consent to the entry of an administrative order requiring that we and the former CEO cease and desist from any future violations of Sections 5(a), 5(b), 5(c), 17(a), and 17(b) of the Securities Act of 1933, as amended, and Section 10(b), 13(a), and 13(b)(2)(A) of the Securities Exchange Act of 1934, as amended, and various rules thereunder, without admitting or denying the findings in the order. Based upon the proposed settlement framework, the Company will make a $200,000 penalty payment. In addition to other remedies, the proposed settlement framework would require the former CEO to make a disgorgement and prejudgment interest payment as well as a penalty payment to the Commission. To address the issues raised by the SEC staff’s investigation, in addition to previous governance enhancements we have implemented, we have voluntarily undertaken to implement a number of remedial actions relating to securities offerings and our interactions with investor relations and public relations firms. The proposed settlement is subject to approval by the Commission and would acknowledge our cooperation in the investigation and confirm our voluntary undertaking to continue that cooperation. If the Commission does not approve the settlement, we may need to enter into further discussions with the SEC staff to resolve the investigated matters on different terms and conditions. As a result, there can be no assurance as to the final terms of any resolution including its financial impact or any future adjustment to the financial statements. In response to an indemnification claim by the former CEO, a special committee of our Board of Directors has determined that we are required under Delaware law to indemnify our former CEO for the disgorgement and prejudgment interest payment of approximately $750,000 that he would be required to pay if and when the settlement is approved by the Commission. Any penalty payment that the former CEO will be

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required to make in connection with this matter ($600,000 under the proposed settlement framework) will be the responsibility of the former CEO.

The litigation settlements are summarized as follows (in thousands):

Amount
Class action settlement in 2015	$20,000
Derivative settlement in 2015	5,000
Shareholders securities litigation settlements in 2016	1,800
SEC settlement in 2016	950

Total settlements	$27,750

Payable by the Company in cash as of December 31, 2016	$950
Paid by the insurance carriers in 2016	21,700
Paid by the Company in cash in 2016	2,450
Paid by the Company in common stock in 2016	2,650

Total settlements	$27,750

Commitments

The Company acquires assets still in development and enters into research and development arrangements with third parties that often require milestone and royalty payments based on the progress of the asset through development stages. Milestone payments may be required, for example, upon approval of the product for marketing by a regulatory agency. In certain agreements, the Company is required to make royalty payments based upon a percentage of the sales. Because of the contingent nature of these payments, they are not included in the table of contractual obligations shown below.

These arrangements may be material individually, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations. In addition, these arrangements often give the Company the discretion to unilaterally terminate development of the product, which would allow the Company to avoid making the contingent payments; however, the Company is unlikely to cease development if the compound successfully achieves clinical testing objectives. The Company’s contractual obligations that may require future cash payments as of December 31, 2016 are as follows (in thousands):

	Operating Leases(1)	Non- Cancelable Employment Agreements(2)	Subtotal	Cancelable License Agreements(3)	Total
2017	$241	$1,601	$1,842	$1,391	$3,233
2018	246	—	246	350	596
2019	251	—	251	350	601
2020	236	—	236	7,350	7,586
2021 and thereafter	—	—	—	8,815	8,815

Total	$974	$1,601	$2,575	$18,256	$20,831

(1)	Operating leases are primarily facility and equipment related obligations with third party vendors. Operating lease expenses during the years ended December 31, 2016, 2015, and 2014 were approximately $291,000, $116,000 and $72,000, respectively.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(2)	Employment agreement obligations include management contracts, as well as scientific advisory board member compensation agreements. Certain agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually at the discretion of the Compensation Committee, as well as for minimum bonuses that are payable.
(3)	License agreements generally relate to the company’s obligations with The Board of Regents, University of Texas M.D. Anderson Cancer Center and the Henry M. Jackson Foundation for our oncology therapies and the obligations with Biovascular Inc. and Mills Pharma for our GALE-401 asset. The company continually assesses the progress of its licensed technology and the progress of its research and development efforts as it relates to its licensed technology and may terminate with notice to the licensor at any time. In the event these licenses are terminated, no amounts will be due.

The Company applies the disclosure provisions FASB ASC Topic 460 (“ASC 460”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to its agreements that contain guarantee or indemnification clauses. The Company provides (i) indemnifications of varying scope and size to certain investors and other parties for certain losses suffered or incurred by the indemnified party in connection with various types of third-party claims and (ii) indemnifications of varying scope and size to officers and directors against third party claims arising from the services they provide to us. These indemnifications give rise only to the disclosure provisions of ASC 460. In 2016, the Company has incurred $750,000 as a result of these obligations as a result of its obligation to its former CEO as noted above. Accordingly, the Company has accrued this liability in its financial statements related to these indemnifications.

7. Stockholders’ Equity

Preferred Stock — The Company has authorized up to 5,000,000 shares of preferred stock, $0.0001 par value per share, for issuance. The preferred stock will have such rights, privileges and restrictions, including voting rights, dividend conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company’s board of directors upon its issuance. To date, the Company has not issued any preferred shares.

Common Stock — The Company has authorized up to 350,000,000 shares of common stock, $0.0001 par value per share, for issuance.

Issuances of common stock are as follows:

November 2014 Purchase Agreement with Lincoln Park Capital, LLC — On November 18, 2014, the Company entered into a purchase agreement with Lincoln Park Capital, LLC (LPC), pursuant to which the Company has the right to sell to LPC up to $50 million in shares of the Company’s common stock, subject to certain limitations and conditions over the 36 month term of the purchase agreement. Pursuant to the purchase agreement, LPC initially purchased 125,000 shares of the Company’s common stock at $40.00 per share and the Company issued 31,561 shares of common stock to LPC as a commitment fee, which was recorded as a cost of capital. As a result of this initial issuance, the Company received initial net proceeds of $4.9 million, after deducting commissions and other offering expenses. In addition to the LPC’s initial purchase of our common stock under the purchase agreement, during 2014, we received net proceeds of $8.5 million from LPC’s subsequent purchases of a total of 230,000 shares of our common stock, excluding the commitment fee shares. During the years ended December 31, 2016 and 2015 we received $0.8 million and $4.4 million by issuing 150,000 and 135,000 shares of our common stock, respectively. On February 6, 2017, Purchase Agreement was amended to the total value of common stock that the Company may sell to LPC from $55,000,000 to $15,600,000.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

At-The-Market Issuance Sales Agreements — On May 24, 2013 the Company entered into At-The-Market Issuance Sales Agreements (ATM) with FBR & Co. (formerly MLV & Co. LLC) and Maxim Group LLC (the Agents). From time to time during the term of the ATM, we may issue and sell through the Agents, shares of our common stock, and the Agents collect a fee equal to 3% of the gross proceeds from the sale of shares, up to a total limit of $20 million in gross proceeds. The ATM is available to the Company until it is terminated by the Agents, or the Company. During the years ended December 31, 2016 and 2015 we received $0.9 million and $2.3 million by issuing 334,000 and 72,000 shares of our common stock. During the year ended December 31, 2014, we received $2.3 million in net proceeds from the sale of 70,000 shares of our common stock through the ATM. On December 4, 2015 we replenished the ATM limit up to $20 million in gross proceeds available for future sales of our common stock.

March 2015 Underwritten Public Offering — On March 18, 2015 the Company closed an underwritten public offering of 1,217,948 units at a price to the public of $31.20 per unit for gross proceeds of $38 million (the “March 2015 Offering”). Each unit consists of one share of common stock, and a warrant to purchase 0.50 of a share of common stock at an exercise price of $41.60 per share. The March 2015 Offering included an over-allotment option for the underwriters to purchase an additional 182,692 shares of common stock and/or warrants to purchase up to 91,346 shares of common stock. On March 18, 2015, the underwriters exercised their over-allotment option to purchase warrants to purchase an aggregate of 91,346 shares of common stock. On April 10, 2015, the underwriters exercised their over-allotment option to purchase 182,692 shares of common stock for additional net proceeds of $5.4 million. The total net proceeds of the March 2015 Offering, including the exercise of the over-allotment option to purchase the warrants, were $40.8 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company.

January 2016 Underwritten Public Offering — On January 12, 2016 the Company closed an underwritten public offering of 988,636 units at a price to the public of $22.00 per unit for gross proceeds of $21.8 million (“January 2016 Offering”). Each unit consists of one share of common stock, and a warrant to purchase 0.60 of a share of common stock at an exercise price of $28.40 per share. The January 2016 Offering included an over-allotment option for the underwriters to purchase an additional 148,295 shares of common stock and/or warrants to purchase up to 88,977 shares of common stock. On January 12, 2016, the underwriters exercised their over-allotment option to purchase warrants to purchase an aggregate of 88,977 shares of common stock. The underwriters did not exercise their over-allotment option to purchase 148,295 shares of our common stock. The total net proceeds of the January 2016 Offering, including the exercise of the over-allotment option to purchase the warrants, were $20.2 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

July 2016 Registered Direct Offering — On July 13, 2016, we closed the sale to certain institutional investors of 1,400,000 shares of common stock at a purchase price per share of $9.00 in a registered direct offering, and warrants to purchase up to 700,000 shares of common stock with an exercise price of $13.00 per share in a concurrent private placement. The warrants are initially exercisable six months and one day following issuance and have a term of five years from the date of issuance. The net proceeds to Galena after deducting placement agent fees and estimated offering expenses were approximately $11.7 million.

February 2017 Underwritten Public Offering — On February 13, 2017, the Company closed an underwritten public offering of 17,000,000 shares of common stock and warrants to purchase 17,000,000 shares of common stock priced at $1.00 per share and accompanying warrant (“February 2017 Offering”). The warrants are immediately exercisable with a strike price of $1.10 and will expire on the fifth anniversary of the date of issuance. The shares of common stock and the warrants will be issued separately and will be separately transferable immediately upon issuance. The net proceeds of the February 2017 Offering were $15.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

8. Warrants

The following is a summary of warrant activity for the years ended December 31, 2016 and 2015 (in thousands):

Warrant Issuance	Outstanding, December 31, 2015	Granted	Exercised	Expired	Outstanding, December 31, 2016	Expiration
July 2016	—	700	—	—	700	January 2022
January 2016	—	682	—	—	682	January 2021
March 2015	700	—	—	—	700	March 2020
September 2013	199	—	—	—	199	September 2018
December 2012	152	—	—	—	152	December 2017
April 2011	31	—	(18)	—	13	April 2017
March 2011	9	—	(1)	(8)	—	March 2016
March 2010	1	—	—	(1)	—	March 2016
Other	24	100	—	—	124	November 2021

	1,116	1,482	(19)	(9)	2,570

Warrant Issuance	Outstanding, January 1, 2015	Granted	Exercised	Expired	Outstanding, December 31, 2015	Expiration
March 2015	—	700	—	—	700	March 2020
September 2013	199	—	—	—	199	September 2018
December 2012	152	—	—	—	152	December 2017
April 2011	31	—	—	—	31	April 2017
March 2011	9	—	—	—	9	March 2016
March 2010	1	—	—	—	1	March 2016
Other	36	—	—	(12)	24	November 2021

	428	700	—	(12)	1,116

Warrants consist of warrants potentially settleable in cash, which are liability-classified warrants, and equity-classified warrants.

Warrants classified as liabilities

Liability-classified warrants consist of warrants to purchase common stock issued in connection with equity financings in July 2016, January 2016, March 2015, September 2013, December 2012, April 2011, March 2011, March 2010 and August 2009. These warrants are potentially settleable in cash and were determined not to be indexed to our common stock.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The estimated fair value of outstanding warrants accounted for as liabilities is determined at each balance sheet date. Any decrease or increase in the estimated fair value of the warrant liability since the most recent balance sheet date is recorded in the consolidated statement of operations as other income (expense). The fair value of the warrants is estimated using an appropriate pricing model with the following inputs:

As of December 31, 2016
Warrant Issuance	Outstanding	Strike price	Expected term	Volatility %	Risk-free rate %
July 2016	700	$13.00	4.54	117.82%	1.82%
January 2016	682	$28.40	4.03	120.38%	1.71%
March 2015	700	$41.60	3.22	131.46%	1.52%
September 2013	199	$50.00	1.72	164.01%	1.10%
December 2012	152	$31.60	0.98	204.55%	0.84%
April 2011	13	$13.00	0.31	103.79%	0.53%

As of December 31, 2015
Warrant Issuance	Outstanding	Strike price	Expected term	Volatility %	Risk-free rate %
March 2015	700	$41.60	4.22	75.85%	1.58%
September 2013	199	$50.00	2.72	74.70%	1.24%
December 2012	152	$31.60	1.98	76.37%	1.05%
April 2011	31	$13.00	1.31	65.60%	0.77%
March 2011	9	$13.00	0.18	47.98%	—%
March 2010	1	$40.04	0.24	71.41%	—%

The Company’s expected volatility is based on a combination of implied volatilities of similar publicly traded entities. The expected life assumption is based on the remaining contractual terms of the warrants. The risk-free rate is based on the zero coupon rates in effect at the time of valuation. The dividend yield used in the pricing model is zero, because the company has no present intention to pay cash dividends.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The changes in fair value of the warrant liability for the years ended December 31, 2016 and 2015 were as follows (in thousands):

Warrant Issuance	Warrant liability, December 31, 2015	Fair value of warrants granted	Fair value of warrants exercised	Change in fair value of warrants	Warrant liability, December 31, 2016
July 2016	$—	$4,296	$—	$(3,543)	$753
January 2016	—	5,590	—	(5,061)	529
March 2015	10,337	—	—	(9,905)	432
September 2013	1,933	—	—	(1,852)	81
December 2012	1,565	—	—	(1,500)	65
April 2011	537	—	(278)	(259)	—
March 2011	144	—	(46)	(98)	—
March 2010	2	—	—	(2)	—

	$14,518	$9,886	$(324)	$(22,220)	$1,860

Warrant Issuance	Warrant liability, January 1, 2015	Fair value of warrants granted	Fair value of warrants exercised	Change in fair value of warrants	Warrant liability, December 31, 2015
March 2015	—	10,296	—	41	10,337
September 2013	2,560	—	—	(627)	1,933
December 2012	2,027	—	—	(462)	1,565
April 2011	625	—	—	(88)	537
March 2011	144	—	—	—	144
March 2010	2	—	—	—	2

	5,358	10,296	—	(1,136)	14,518

Warrants classified as equity

Equity-classified warrants consist of warrants issued in connection with consulting services provided to us. Additionally, on May 8, 2013 as a part of our Loan financing, we granted Oxford Financial LLC warrants to purchase 9,109 shares of common stock at an exercise price of $49.40 per share, which equaled the 20-day average market price of our common stock prior to the date of the grant. The warrants were valued using the Black Scholes model. The fair value assumptions for the grant included a volatility of 75.34%, expected term of seven years, risk free rate of 1.20%, and a dividend rate of 0.00%. The fair value of the warrants granted was $38.60 per share. These warrants are recorded in equity at fair value upon issuance, and not as liabilities, and are not subject to adjustment to fair value in subsequent reporting periods.

In 2016, we issued 100,000 to the holder of the Debenture. The holder received 50,000 warrants upon the closing on the sale of the Debenture at an exercise price of $30.20, maturing 5 years from issuance, and in accordance with the terms of the amendment agreement, the exercise price of the warrant was reduced to $8.60 per share. The fair value assumptions for the grant included a volatility of 77.13%, expected term of 5.5 years, risk free rate of 1.26%, and a dividend rate of 0.00%. Additionally, the holder received 50,000 warrants upon the Company’s public company announcement of the interim analysis on June 29, 2016 at an exercise price of $8.60. The fair value assumptions for the grant included a volatility of 106.63%, expected term of 5.5 years, risk free rate of 1.35%, and a dividend rate of 0.00%. In addition to the warrants issued to the holder of the debenture we have 15,000 outstanding warrants issued to service providers with a weighted average exercise price of $79.40 as of December 31, 2016 and 2015. These warrants are recorded in equity at fair value upon issuance, and not as liabilities, and are not subject to adjustment to fair value in subsequent reporting periods.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

9. Stock-Based Compensation

Options to Purchase Shares of Common Stock — The Company follows the provisions ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors and consultants, including employee stock options. Stock compensation expense based on the grant date fair value estimated in accordance with the provisions of ASC 718 is recognized as an expense over the requisite service period.

For stock options and warrants granted in consideration for services rendered by non-employees, the company recognizes compensation expense in accordance with the requirements of ASC Topic 505-50. Non-employee option and warrant grants that do not vest immediately upon grant are recorded as an expense over the vesting period. At the end of each financial reporting period prior to vesting, the value of these options and warrants, as calculated using the Black-Scholes option-pricing model, is being re-measured using the fair value of the company’s common stock and the non-cash compensation recognized during the period will be adjusted accordingly. Since the fair market value of options and warrants granted to non-employees is subject to change in the future, the amount of the future compensation expense will include fair value re-measurements until the stock options and warrants are fully vested.

The following table summarizes the components of stock-based compensation expense in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015, and 2014 (in thousands):

	2016	2015	2014
Research and development	$298	$350	$484
General and administrative	1,966	1,591	4,903

Total stock-based compensation	$2,264	$1,941	$5,387

The Company uses the Black-Scholes option-pricing model and the following weighted-average assumptions to determine the fair value of all its stock options granted:

	2016	2015	2014
Risk free interest rate	1.47%	1.67%	2.01%
Volatility	102.62%	73.97%	79.37%
Expected lives (years)	5.93	6.16	6.16
Expected dividend yield	0.00%	0.00%	0.00%

The weighted-average fair value of options granted during the years ended December 31, 2016 and 2015 was $6.09 and $21.40 per share, respectively.

The Company’s expected common stock price volatility assumption is based upon the volatility of a basket of comparable companies. The expected life assumptions for employee grants were based upon the simplified method provided for under ASC 718-10, which averages the contractual term of the Company’s options of ten years with the average vesting term of four years for an average of six years. The expected life assumptions for non-employees were based upon the contractual term of the option. The dividend yield assumption is zero, because the Company has never paid cash dividends and presently has no intention of paying cash dividends in the future. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates. The Company has estimated an annualized forfeiture rate of 15% for options granted to its employees, 8% for options granted to senior management and zero for non-employee directors. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

As of December 31, 2016, there was $2,295,000 of unrecognized compensation cost related to outstanding options that is expected to be recognized as a component of the Company’s operating expenses over a weighted-average period of 2.30 years.

As of December 31, 2016, an aggregate of 1,325,000 shares of common stock were reserved for issuance under the Company’s 2016 Incentive Plan, including 561,000 shares subject to outstanding common stock options granted under the plan and 501,000 shares available for future grants. On July 14, 2016, shareholders approved the 2016 Incentive Plan. The 2016 Incentive Plan replaced the 2007 Incentive Plan that expired on February 23, 2017. The administrator of the plan determines the times when an option may become exercisable. Vesting periods of options granted to date have not exceeded four years. The options generally will expire, unless previously exercised, no later than ten years from the grant date.

The following table summarizes option activity of the company:

	Total Number of Shares (In Thousands)	Weighted Average Exercise Price
Outstanding at December 31, 2015	663	$51.60
Granted	146	9.40
Exercised	(8)	31.44
Cancelled	(240)	50.28

Outstanding at December 31, 2016	561	$41.50

Options exercisable at December 31, 2016	329	$56.06

The weighted average remaining contractual life of options outstanding as of December 31, 2016, 2015, and 2014 was 7.02, 7.63, and 7.35 years, respectively. The weighted average remaining contractual life of options exercisable as of December 31, 2016, 2015, and 2014 was 5.52, 6.20, and 6.51 years, respectively.

The aggregate intrinsic value of outstanding options as of December 31, 2016, 2015, and 2014 was $0, $539,000, and $610,000, respectively. The aggregate intrinsic value of exercisable options as of December 31, 2016, 2015, and 2014 was $0, $518,000, and $509,000, respectively. The aggregate intrinsic value is calculated based on the positive difference between the closing fair market value of the Company’s common stock and the exercise price of the underlying options.

The aggregate intrinsic value of options exercised during the years ended December 31, 2016, 2015, and 2014 was $56,000, $37,000, and $13,429,000 respectively.

Employee Stock Purchase Plan — The Company also has an employee stock purchase plan (“ESPP”) which allows employees to contribute up to 15% of their cash earnings, subject to certain maximums, to be used to purchase shares of our common stock on each semi-annual purchase date. The purchase price is equal to 85% of the market value per share on either the first or last day of the semi-annual period, whichever is lower. Our ESPP is non-compensatory pursuant to the provisions of generally accepted accounting principles for share-based compensation expense. The ESPP contains an “evergreen provision” with annual increases in the number of shares available for issuance on the first day of each year through January 1, 2015 equal to the lesser of: (a) 12,500 shares increased on each anniversary of the adoption of the Plan by 1% of the total shares of stock then outstanding and (b) 50,000 shares. As of December 31, 2016, an aggregate of 20,930 shares of common stock were authorized and available for future issuance under the ESPP. The Company has issued 29,070 shares under the ESPP through December 31, 2016.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Restricted Stock Units — In addition to options to purchase shares of common stock, the Company may grant restricted stock units (“RSU”) as part of its compensation package. If granted, each RSU would be granted at the fair market value of the Company’s common stock on the date of grant. Vesting is determined on a grant-by-grant basis. There were no RSUs outstanding as of December 21, 2016 and 2015.

10. Net Loss Per Share

The Company accounts for and discloses net loss per common share in accordance with FASB ASC Topic 260 “Earnings per Share.” Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares that would have been outstanding during the period assuming the issuance of common shares for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants.

The following table sets forth the potentially dilutive common shares excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive (in thousands):

	December 31,
	2016	2015
Warrants to purchase common stock	2,570	1,115
Options to purchase common stock	561	663

Total	3,131	1,778

11. Income Taxes

The components of federal and state income tax expense are as follows (in thousands):

	As of December 31,
	2016	2015	2014
Current
Federal	$—	$—	$—
State	—	—	—

Total current	—	—	—
Deferred expense
Federal	210	332	—
State	33	33	—

Total deferred	243	365	—

Total income tax expense	$243	$365	$—

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The components of net deferred tax assets are as follows (in thousands):

	As of December 31,
	2016	2015
Net operating loss carryforwards	$97,168	$75,221
Tax credit carryforwards	4,083	3,866
Stock based compensation	5,757	5,050
Other	58	1,430
Licensing deduction deferral	10,263	9,910

Gross deferred tax assets	117,329	95,477
Valuation allowance	(117,329)	(95,477)

Net deferred tax asset	$—	$—

The components of net deferred tax liabilities are as follows (in thousands):

	As of December 31,
	2016	2015
In-process research and development not subject to future amortization for tax purposes	$5,661	$5,418

Gross deferred tax liability	$5,661	$5,418

The provision for income taxes differs from the provision computed by applying the federal statutory rate to net loss before income taxes as follows (in thousands):

	As of December 31,
	2016	2015	2014
Expected federal income tax benefit	$(7,977)	$(21,603)	$(12,447)
State income taxes after credits	(1,575)	(2,375)	(1,283)
Unrealized gain on marketable securities	—	—	—
Changes in warrant value	(8,728)	(456)	(6,503)
Stock compensation	(1,782)	508	3,996
Effect of change in valuation allowance	21,852	24,029	17,275
Income tax credits	(217)	(276)	(42)
Other	(1,330)	538	(996)

	$243	$365	$—

The Company has incurred net operating losses from inception. At December 31, 2016, the Company had domestic federal and state net operating loss carryforwards of approximately $251.5 million and $200.0 million, respectively, available to reduce future taxable income, which expire at various dates beginning in 2016 through 2036. The Company also had federal and state research and development tax credit carryforwards of approximately $2.6 million and $2.5 million, respectively, available to reduce future tax liabilities and which expire at various dates beginning in 2023 through 2035. The income tax expense for the year ended December 31, 2016 relates to indefinite lived deferred tax liabilities.

At December 31, 2016, approximately $1.4 million of the Company’s net operating loss carryforwards were generated as a result of deductions related to the exercises of stock options. If utilized, this portion of the

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Company’s carryforwards, as tax effected, will be accounted for as a direct increase to contributed capital rather than as a reduction of that year’s provision for income taxes. Net operating loss carryforwards created by excess tax benefits from the exercise of stock options are not recorded as deferred tax assets.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which could be utilized annually to offset future taxable income and taxes payable.

Based on an assessment of all available evidence including, but not limited to the Company’s limited operating history in its core business and lack of profitability, uncertainties of the commercial viability of its technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred income tax valuation allowance has been recorded against these assets. The valuation allowance increased by $21.8 million and $24.2 million for the years ended December 31, 2015 and 2014, respectively.

The Company files income tax returns in the U.S. federal, Massachusetts, Colorado, California, Connecticut, Georgia, Oregon, and Texas jurisdictions. The Company is subject to tax examinations for the 2012 tax year and beyond. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months. The Company has not incurred any interest or penalties. In the event that the Company is assessed interest or penalties at some point in the future, they will be classified in the financial statements as general and administrative expense.

12. License Agreements

As part of its business, the Company enters into licensing agreements with third parties that often require milestone and royalty payments based on the progress of the licensed asset through development and commercial stages. Milestone payments may be required, for example, upon approval of the product for marketing by a regulatory agency, and the Company may be required to make royalty payments based upon a percentage of net sales of the product. The expenditures required under these arrangements in any period may be material and are likely to fluctuate from period to period.

These arrangements sometimes permit the Company to unilaterally terminate development of the product and thereby avoid future contingent payments; however, the Company is unlikely to cease development if the compound successfully achieves clinical testing objectives.

In conjunction with the acquisition of NeuVax, the Company acquired rights and assumed obligations under a license agreement among Apthera and The University of Texas M. D. Anderson Cancer Center (“MDACC”) and The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc. (“HJF”) which grants exclusive worldwide rights to a U.S. patent covering the nelipepimut-S peptide and several U.S. and foreign patents and patent applications covering methods of using the peptide as a vaccine. Under the terms of this license, we are required to pay an annual maintenance fee of $200,000, clinical milestone payments including $200,000 upon commencement of the Phase 3 PRESENT trial of NeuVax and royalty payments based on sales of NeuVax or other therapeutic products developed from the licensed technologies.

Effective December 3, 2012, we entered into a license and supply agreement with ABIC Marketing Limited, a subsidiary of Teva Pharmaceuticals (“ABIC”), under which we granted ABIC exclusive rights to seek marketing approval in Israel for our NeuVax product candidate for intradermal injection for the treatment of breast cancer following its approval by the FDA or the European Medicines Agency, and to market, sell and

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

distribute NeuVax in Israel assuming such approval is obtained. ABIC’s rights also include a right of first refusal in Israel for all future indications for which NeuVax may be approved. Under the license and supply agreement, ABIC will assume responsibility for regulatory registration of NeuVax in Israel, provide financial support for local development, and commercialize the product in the region in exchange for making royalty payments to us based on future sales of NeuVax. ABIC also agrees in the license and supply agreement to purchase from us all supplies of NeuVax at a price determined according to a specified formula.

On November 19, 2015, Galena Biopharma, Inc. (the “Company”) and Sentynl Therapeutics Inc., a Delaware corporation (“Sentynl”), entered into and closed upon an Asset Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to Sentynl and Sentynl agreed to purchase from the Company, certain assets of the Company related to and including its Abstral® (fentanyl) sublingual tablets product (“Abstral”). The assets sold and assigned to Sentynl pursuant to the Purchase Agreement included all of the Company’s rights and interests in the Asset Purchase Agreement by and between the Company and Orexo AB (“Orexo”) dated March 15, 2013, and the License Agreement by and between the Company and Orexo dated March 18, 2013 (collectively, the “Orexo Agreements”). The Company’s future obligations under the Orexo Agreements were assumed by Sentynl pursuant to such assignment. The Purchase Agreement further provides that the Company will continue to be responsible for any pre-closing liabilities and obligations related to Abstral, as well for certain channel liabilities related to Abstral for a period of time post-closing. In connection with the transactions contemplated by the Purchase Agreement, the Company assigned to Sentynl all of its rights to and interests in the Orexo Agreements. In connection with such assignment, Orexo released the Company from any future liabilities and obligations under the Orexo Agreements.

The total potential consideration payable to the Company under the Purchase Agreement is $12 million, comprised of an $8 million upfront payment and up to an aggregate of $4 million, consisting of two one-time payments based on Sentynl’s achievement of “net sales” of Abstral in amounts ranging from $25 million to $35 million.

On January 12, 2014, we acquired worldwide rights to anagrelide controlled release (CR) formulation, which we renamed GALE-401, through our acquisition of Mills Pharmaceuticals, LLC (“Mills”), and Mills became a wholly owned subsidiary. GALE-401 contains the active ingredient anagrelide, an FDA-approved product that has been in use since the late 1990s for the treatment of myleoproliferative neoplasms (MPNs). Mills holds an exclusive license to develop and commercialize anagrelide CR formulation, pursuant to a license agreement with BioVascular, Inc. Under the terms of the license agreement, Mills has agreed to pay BioVascular, Inc. a mid-to-low single digit royalty on net revenue from the sale of licensed products as well as future cash milestone payments based on the achievement of specified regulatory milestones. We are responsible for patent prosecution and maintenance.

On December 17, 2015, Galena Biopharma, Inc. (the “Company”) and Midatech Pharma PLC, a public limited company organized under the laws of England and Wales (“Midatech”), entered into an Asset Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to Midatech and Midatech agreed to purchase from the Company, certain assets of the Company related to and including its Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”). The assets to be sold and assigned to Midatech pursuant to the Purchase Agreement include all of the Company’s rights and interests in the License and Supply Agreement by and between the Company and MonoSol Rx, LLC (“MonoSol”) dated July 17, 2014 (the “MonoSol License”). The Company’s future obligations under the MonoSol agreement will be assumed by Midatech pursuant to such assignment. The Purchase Agreement further provides that the Company will continue to be responsible for any pre-closing liabilities and obligations related to Zuplenz, as well for certain channel liabilities related to Zuplenz for a period of time post-closing. The transaction was completed on December 24, 2015.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The total potential consideration payable to the Company under the Purchase Agreement is $29.75 million, comprised of a $3.75 million upfront payment upon the closing and up to an aggregate of $26 million, consisting of four one-time payments based on Midatech’s achievement of “net sales” of Zuplenz in amounts ranging from $12 million to $70 million.

Through a separate agreement with MonoSol entered into on December 16, 2015 (the “MonoSol License Amendment”), (i) the Company and MonSol agreed to amend the MonoSol License in order to reduce the number of field representatives that the Company is required to maintain with respect to Zuplenz, and (ii) the Company agreed to pay MonoSol $900,000 of the upfront fee payable to the Company under the Purchase Agreement and 20% of any future milestone payments received by the Company under the Purchase Agreement.

On December 24, 2015, the Company and Midatech closed upon the Purchase Agreement. In connection with the closing of the transactions contemplated by the Purchase Agreement, the Company assigned to Midatech all of its rights to and interests in the Company’s License and Supply Agreement, dated July 17, 2014 (the “MonoSol License”). As a result of such assignment, Midatech assumed all of the Company’s obligations under the MonoSol License.

13. Related Party Transactions

From 2011 to 2016, the Company retained TroyGould PC as outside corporate counsel. Sanford J. Hillsberg, the Chairman of Galena, is a senior lawyer with TroyGould PC. The Company incurred $209,000, $577,000, and $533,000 for services provided by TroyGould PC during the years ended December 31, 2016, 2015, and 2014, respectively. At December 31, 2015, Galena owed $20,000 to TroyGould PC. There was no payable to TroyGould PC as of December 31, 2016.

14. Employee Benefit Plan

The Company sponsors a 401(k) retirement savings plan (the “Plan”). Participation in the Plan is available to full-time employees who meet eligibility requirements. Eligible employees may defer a portion of their salary as defined by Internal Revenue Service regulations. The Company may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by the Company’s Board of Directors. The Company may also make additional discretionary profit sharing contributions in amounts as determined by the Board of Directors, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. The Company intends the 401(k) Plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned (if any) on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that the Company will be able to deduct its contributions, if any, when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options. The Company made matching contributions totaling $108,000 for the year ended December 31, 2016. For the years ended December 31, 2015 and 2014, the Company made matching contributions totaling $115,000 and $70,000, respectively

15. Discontinued Operations

As part of the Company’s strategic objective to focus its resources on its development pipeline, our management and Board of Directors decided and committed to pursue a plan to sell or otherwise divest the Company’s commercial business during the third quarter of 2015. The Company’s commercial business was comprised of two products: Abstral® (fentanyl) sublingual tablets and Zuplenz® (ondansetron) Oral Soluble Film. As described in Note 14, both products were sold in the fourth quarter of 2015.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The Company met the relevant criteria for reporting the commercial business as held for sale and in discontinued operations in the accompanying financial statements pursuant to FASB Topic 205-20, Presentation of Financial Statements—Discontinued Operations, and FASB Topic 360, Property, Plant, and Equipment. The Company assessed the commercial business net asset group for impairment pursuant to FASB Topic 360, as discussed in Note 1, determining that the carrying value exceeded the fair value of the assets, therefore the Company recorded a $8.1 million impairment charge as of September 30, 2015.

The Company entered into an agreement with a third party firm to assist the Company with the divestiture of its commercial operations including identifying potential acquirers. Pursuant to the terms of the agreement, in the event the Company successfully completed a divestiture through the sale of its commercial operations to a third-party, the Company paid a success fee to the third party firm in an amount of $0.9 million, reimbursement for reasonable out-of-pocket expenses and agreed to pay 5% of realized future revenue and payment streams.

The Company entered into compensatory arrangements related to the divestiture of our commercial business with certain members of commercial management. Under the terms of these arrangements, if the Company met certain sales and margin numbers in the fourth quarter of 2015 and successfully completed a divestiture through sale of its commercial operations to a third-party, the Company paid a retention fee to the three employees in a combined total amount equal to $352,000 or 3% of cash consideration received as upfront payment in the transactions. These employees will also receive severance payments equal to one month’s salary for between four and seven months. In addition to these compensatory agreements loss from discontinued operations includes one-time termination benefits provided to employees that were part of the commercial business and did not accept employment opportunities at the companies who purchased Abstral and Zuplenz.

The following table describes the net proceeds from the sale and the assets and liabilities sold, net of selling costs (in thousands):

	Sale of Abstral and related assets on November 19, 2015	Sale of Zuplenz and related assets on December 24, 2015
Net proceeds from sales
Total consideration	$8,348	$3,750
Less selling costs*	(815)	(1,050)

Proceeds from sale, net of selling costs	$7,533	$2,700

*	Note selling costs related to the sale of Zuplenz and related assets are included in accrued liabilities and were paid in the first quarter of 2016.

In addition to the upfront proceeds received from the sale of Abstral and Zuplenz and their related assets, the Company is eligible to receive up to $30 million in future milestone payments based on future net revenue of the products. The additional consideration will be recognized in the period that the net revenue milestones are achieved.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following table presents a reconciliation of the carrying amounts of assets and liabilities of the commercial operations to assets held for sale in the balance sheets (in thousands):

	2016	2015
Carrying amounts of assets included as part of discontinued operations:
Accounts receivable	$813	$392

Total current assets of discontinued operations	$813	$392

Carrying amounts of liabilities included as part of discontinued operations:
Accounts payable	$3,115	$1,491
Accrued expenses and other current liabilities	2,944	4,434

Total current liabilities of discontinued operations	$6,059	$5,925

The following table represents the components attributable to the commercial business in 2016, 2015, and 2014 that are presented in the consolidated statements of comprehensive loss as discontinued operations (in thousands):

	2016	2015	2014
Net revenue	$—	$9,734	$9,319
Cost of revenue	—	(1,780)	(1,403)
Additional channel obligations	(2,886)	—	—
Amortization of certain acquired intangible assets	—	(921)	(440)
Research and development	—	(355)	(680)
Selling, general, and administrative	(9,562)	(17,655)	(15,118)
Impairment charge form classification as held for sale	—	(8,071)	—
Loss on sale of commercial business assets	—	(4,549)	—
Severance and exit costs	—	(1,349)	—

Loss from discontinued operations	$(12,448)	$(24,946)	$(8,322)

Additional channel obligations included in discontinued operations in 2016 is comprised of larger than anticipated rebates of Abstral sales for which we were responsible through the end of the first quarter of 2016. The increase in rebates was driven by larger than expected volumes through these rebate channels and additional price protection provisions over which the Company has no control and was partially offset by lower than expected patient assistance program reimbursement.

Selling, general and administrative expense included in discontinued operations consists of all other expenses of our commercial operations that were required in order to market and sell our marketed products prior to our sales of the rights to these commercial products. These expenses include all personnel related costs, marketing, data, consulting, legal, and other outside services necessary to support the commercial operations. During the year ended December 31, 2016 we incurred $9.2 million related to legal fees from external counsel associated with document production for the subpoenas related to the sales and marketing practices of Abstral. See Note 6 for further disclosures related to these legal proceedings.

GALENA BIOPHARMA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

16. Selected Quarterly Financial Data (Unaudited)

The following amounts are in thousands, except per share amounts:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2016
Net income (loss)	$(16,493)	$5,389	$(6,929)	$(5,516)
Net income (loss) per share, basic and diluted	$(1.84)	$0.59	$(0.66)	$(0.51)
2015
Net revenue	$2,750	$3,382	$2,166	$1,436
Gross profit on net revenue	$2,357	$2,914	$1,454	$1,229
Net loss	$(10,537)	$(15,660)	$(18,026)	$(19,678)
Net loss per share, basic and diluted	$(1.55)	$(1.94)	$(2.23)	$(2.51)

17. Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2016 up through the date these financial statements were issued. Other than as disclosed elsewhere in the notes to the condensed consolidated financial statements, the Company did not have any material recognizable or unrecognizable subsequent events.

GALENA BIOPHARMA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	June 30, 2017 (Unaudited)	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$18,073	$18,083
Restricted cash	13,597	18,022
Prepaid expenses and other current assets	434	581
Current assets of discontinued operations	189	813

Total current assets	32,293	37,499
Equipment and furnishings, net	148	199
In-process research and development	12,864	12,864
GALE-401 rights	9,255	9,255
Goodwill	5,898	5,898
Deposits and other assets	96	96

Total assets	$60,554	$65,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$385	$840
Accrued expenses and other current liabilities	2,634	4,292
Litigation settlement payable	1,300	950
Fair value of warrants potentially settleable in cash	8,510	1,860
Current portion of long-term debt	13,025	16,397
Current liabilities of discontinued operations	8,685	6,059

Total current liabilities	34,539	30,398
Deferred tax liability	5,661	5,661
Contingent purchase price consideration	1,227	1,095

Total liabilities	41,427	37,154

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 350,000,000 shares authorized, 37,469,274 shares issued and 37,435,524 shares outstanding at June 30, 2017; 15,224,223 shares issued and 15,190,473 shares outstanding at December 31, 2016	4	2
Additional paid-in capital	346,026	335,436
Accumulated deficit	(323,054)	(302,932)
Less treasury shares at cost, 33,750 shares	(3,849)	(3,849)

Total stockholders’ equity	19,127	28,657

Total liabilities and stockholders’ equity	$60,554	$65,811

See accompanying notes to condensed consolidated financial statements.

GALENA BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Operating expenses:
Research and development	$2,044	$6,175	$4,406	$11,618
General and administrative	2,867	3,117	5,593	6,642

Total operating expenses	4,911	9,292	9,999	18,260

Operating loss	(4,911)	(9,292)	(9,999)	(18,260)
Non-operating income (expense):
Litigation settlements	(1,300)	(1,800)	(1,300)	(1,800)
Change in fair value of warrants potentially settleable in cash	(185)	14,392	3,707	10,520
Interest expense, net	(687)	(519)	(1,660)	(611)
Change in fair value of the contingent purchase price liability	(19)	5,497	(132)	5,327

Total non-operating income (expense), net	(2,191)	17,570	615	13,436

Income (loss) from continuing operations	(7,102)	8,278	(9,384)	(4,824)
Loss from discontinued operations	(1,302)	(2,889)	(10,738)	(6,280)

Net income (loss)	$(8,404)	$5,389	$(20,122)	$(11,104)

Net income (loss) per common share, basic:
Basic net income (loss) per share, continuing operations	$(0.19)	$0.91	$(0.29)	$(0.13)

Basic net loss per share, discontinued operations	$(0.03)	$(0.32)	$(0.34)	$(0.17)

Basic net income (loss) per share	$(0.22)	$0.59	$(0.63)	$(0.30)

Weighted-average common shares outstanding, basic	37,421,273	9,101,730	31,944,243	9,035,173

Net income (loss) per common share, diluted:
Diluted net income (loss) per share, continuing operations	$(0.19)	$0.90	$(0.29)	$(0.13)

Diluted net loss per share, discontinued operations	$(0.03)	$(0.32)	$(0.34)	$(0.17)

Diluted net income (loss) per share	$(0.22)	$0.58	$(0.63)	$(0.30)

Weighted-average common shares outstanding, diluted	37,421,273	9,273,867	31,944,243	9,035,173

See accompanying notes to condensed consolidated financial statements.

GALENA BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Shares Issued	Amount
Balance at December 31, 2016	15,224,223	$2	$335,436	$(302,932)	$(3,849)	$28,657
Issuance of common stock, net of $356 in issuance costs	17,000,000	2	15,522	—	—	15,524
Fair value of common stock warrants granted in connection with 2017 common stock offerings	—	—	(10,357)	—	—	(10,357)
Issuance of common stock as repayment of principal and interest on long-term debt	5,150,660	—	4,913	—	—	4,913
Issuance of common stock in connection with employee stock purchase plan	4,048	—	5	—	—	5
Stock-based compensation for directors and employees	—	—	425	—	—	425
Fair value of common stock issued in exchange for services	90,343	—	82	—	—	82
Net loss	—	—	—	(20,122)	—	(20,122)

Balance at June 30, 2017	37,469,274	$4	$346,026	$(323,054)	$(3,849)	$19,127

See accompanying notes to condensed consolidated financial statements.

GALENA BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Cash flows from continuing operating activities:
Net loss from continuing operations	$(9,384)	$(4,824)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	51	65
Non-cash accretion of debt issuance costs	1,078	712
Issuance of common stock as repayment of interest on long-term debt	463	—
Non-cash stock-based compensation	425	1,278
Fair value of common stock issued in exchange for services	82	—
Change in fair value of common stock warrants	(3,707)	(10,520)
Change in fair value of contingent consideration	132	(5,327)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	147	141
Litigation settlement insurance recovery	—	21,700
Litigation settlement payable	350	(19,900)
Accounts payable	(455)	(324)
Accrued expenses and other current liabilities	(1,658)	(589)

Net cash used in continuing operating activities	(12,476)	(17,588)

Cash flows from discontinued operating activities:
Net loss from discontinued operations	(10,738)	(6,280)
Changes in operating assets and liabilities attributable to discontinued operations	3,250	(839)

Net cash used in discontinued operating activities	(7,488)	(7,119)

Net cash used in operating activities	(19,964)	(24,707)

Cash flows from investing activities:
Change in restricted cash	(25)	—
Cash paid for purchase of equipment and furnishings	—	(6)

Net cash used in continuing investing activities	(25)	(6)

Selling costs paid for sale of commercial assets	—	(1,050)

Net cash used in discontinued investing activities	—	(1,050)

Net cash used in investing activities	(25)	(1,056)

See accompanying notes to condensed consolidated financial statements.

GALENA BIOPHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2017	2016
Cash flows from financing activities:
Net proceeds from issuance of common stock	15,524	20,189
Net proceeds from exercise of stock options	—	261
Proceeds from exercise of warrants	—	233
Proceeds from common stock issued in connection with Employee Stock Purchase Plan	5	78
Net proceeds from issuance of long-term debt	—	23,641
Change in restricted cash related to debt principal paid in common stock	4,450	—
Minimum cash covenant on long-term debt	—	(24,000)
Principal payments on long-term debt	—	(4,779)

Net cash provided by financing activities	19,979	15,623

Net increase in cash and cash equivalents	(10)	(10,140)
Cash and cash equivalents at the beginning of period	18,083	29,730

Cash and cash equivalents at end of period	$18,073	$19,590

Supplemental disclosure of cash flow information:
Cash received during the periods for interest	$83	$49

Cash paid during the periods for interest	$102	$606

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrants issued in connection with common stock recorded as issuance cost	$10,357	$5,590

Issuance of common stock as repayment of interest on long-term debt through issuance of common stock	$4,814	$—

Reclassification of warrant liabilities upon exercise	$—	$324

See accompanying notes to condensed consolidated financial statements.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business and Basis of Presentation

Overview

Galena Biopharma, Inc. (“we,” “us,” “our,” “Galena” or the “Company”) is a biopharmaceutical company developing hematology and oncology therapeutics that address unmet medical needs. The Company’s pipeline consists of multiple mid- to late-stage clinical assets, including our hematology asset, GALE-401, and our novel cancer immunotherapy programs including NeuVax™ (nelipepimut-S), GALE-301 and GALE-302. GALE-401 is a controlled release version of the approved drug anagrelide for the treatment of elevated platelets in patients with myeloproliferative neoplasms, and we have completed the majority of work for initiation of a Phase 3 trial into a pivotal trial in patients with essential thrombocythemia (ET). NeuVax is currently in multiple investigator-sponsored Phase 2 clinical trials in breast cancer. GALE-301 and GALE-302 have completed early stage trials in ovarian, endometrial and breast cancers.

On January 31, 2017, the Company announced that its Board of Directors had initiated a process to explore and review a range of strategic alternatives. As a result of this process, on August 7, 2017, the Company, SELLAS Life Sciences Group Ltd, a Bermuda exempted company (“SELLAS”), Sellas Intermediate Holdings I, Inc., a Delaware corporation and a wholly-owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings I (“Holdings II”) and Galena Bermuda Merger Sub, LTD., a Bermuda corporation and a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SELLAS, and the separate existence of Merger Sub shall cease and SELLAS will continue its corporate existence as the surviving Company of the merger (“Proposed Merger”). As a result of the Proposed Merger, SELLAS will become a wholly owned indirect subsidiary of Galena. See further in this Note and in Note 11 below for more information regarding the Proposed Merger.

If the Proposed Merger is completed, under the terms of the Merger Agreement, at the effective time of the Proposed Merger (the “Effective Time”), (a) each outstanding share of SELLAS (excluding shares held by Galena, Merger Sub or SELLAS and dissenting shares) will be converted into the right to receive shares of Galena Common Stock based on an exchange ratio specified in the Merger Agreement and (b) each outstanding SELLAS stock option and restricted stock unit award will be assumed by Galena. No fractional shares will be issued in connection with the Proposed Merger and Galena will pay cash in lieu of any such fractional shares. Immediately following the Effective Time, (a) Galena stockholders immediately prior to the Effective Time are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and (b) SELLAS shareholders immediately prior to the Effective Time are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, each calculated on a fully-diluted basis for the combined company, except for the exclusion of 2,556,851 out-of-the money Galena warrants. Though the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to, and (ii) Galena Common Stock underlying certain Galena warrants (other than the warrants outstanding as of immediately prior to the Effective Time that were issued by Galena under the Warrant Agreement dated February 13, 2017). Upon closing of the Proposed Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under a new the ticker symbol, SLS.

If the Proposed Merger is completed, our three, Phase 2, investigator-sponsored clinical trials with NeuVax in breast cancer will remain ongoing. Our other development programs, GALE-401 and GALE-301/GALE-302 will be evaluated for potential internal development or strategic partnership by SELLAS.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements included herein have been prepared by Galena pursuant to the generally accepted accounting principles (GAAP). Unless the context otherwise indicates, references in these notes to the “Company,” “we,” “us” or “our” refer (i) to Galena, our wholly owned subsidiary, Apthera, Inc., or “Apthera,” and our wholly owned subsidiary, Mills Pharmaceuticals, Inc. or “Mills.”

These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s annual consolidated financial statements and the notes hereto included in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed on March 15, 2017. The accompanying condensed financial statements at June 30, 2017 and for the three and six months ended June 30, 2017 and 2016, respectively, are unaudited, but include all adjustments, consisting of normal recurring entries, that management believes to be necessary for a fair presentation of the periods presented. Interim results are not necessarily indicative of results for a full year. Balance sheet amounts as of December 31, 2016 have been derived from the audited financial statements as of that date.

On October 31, 2016, we announced a reverse stock split of our shares of common stock at a ratio of 1-for-20 as approved by the Board of Directors on October 26, 2016. The reverse stock split was authorized by the Company’s stockholders at the Special Meeting of Stockholders held on October 21, 2016. The reverse stock split became effective on November 11, 2016 and the Company’s common stock commenced trading on a split-adjusted basis on Wednesday, November 14, 2016. Unless otherwise stated, all shares and price per share numbers set forth in the condensed consolidated financial statements for periods prior to November 11, 2016 are presented after giving effect to the reverse stock split.

Liquidity & Management’s plan — At June 30, 2017, the Company’s capital resources consisted of cash and cash equivalents of $18.1 million. On January 31, 2017, the Company announced that its Board of Directors had initiated a process to explore and review a range of strategic alternatives. As a result of this process, and as described above and in Note 11 below, on August 8, 2017 we announced the Proposed Merger. In light of the strategic alternatives process, the Company limited expenditures for its operations through headcount reductions and a general deferral of programs and operational items except that we continued to support the NeuVax investigator-sponsored immunotherapy trials and we have continued to advance activities related to GALE-401 manufacturing in preparation for a possible initiation of Phase 3 development in the coming quarters. The Company intends to continue to operate at these reduced levels in order to preserve liquidity while completing the Proposed Merger.

Additional funding sources that in certain circumstances may be available to the Company, include 1) approximately $13.2 million of restricted cash associated with the outstanding principal balances as of June 30, 2017 of a debenture with original principal amount of $25.5 million that we sold in May 2016 to the extent we repay the debenture through issuance of common stock in accordance with the terms of the debenture, as detailed further in Note 4; 2) a Purchase Agreement with Lincoln Park Capital, LLC (LPC); 3) At The Market Issuance Sales Agreements (collectively, the ATM) with FBR & Co. (formerly MLV & Co. LLC) and Maxim Group LLC; and 4) amendments to the outstanding warrants; and 5) private or public offerings. See Note 6 below for current restriction on our ability to use the Purchase Agreement with LPC and the ATM with FBR & Co. (formerly MLV & Co. LLC) and Maxim Group LLC. In addition, there are certain restrictions on our ability to amend the outstanding warrants and engage in a private or public offering in the Merger Agreement.

The Company cannot provide assurances that its plans for sources and uses of cash will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

anticipates. Until we complete the Proposed Merger, we may need to raise additional capital to fund our operations, whether through a sale of equity or debt securities, a strategic business transaction, the establishment of other funding facilities, licensing arrangements, asset sales or other means, in order to continue the development of the Company’s product candidates and to support its other ongoing activities. However, the Company cannot be certain that it will be able to raise additional capital on favorable terms, or at all, which raises substantial doubt about the Company’s ability to continue as a going concern. The Company is currently evaluating its capital requirements in light of both pursuing the Proposed Merger and funding the development of its clinical programs. In addition, the Company is working with SELLAS to develop a comprehensive capital program to fund all product development programs currently prioritized by SELLAS and the Company subsequent to the Proposed Merger. For example, the Merger Agreement states that subsequent to the Merger the Company will use commercially reasonable best efforts to fund the NeuVax ongoing programs in the amount of $3 million through the 2019 budget.

The current unrestricted cash and cash equivalents as of the date of this filing will fund the Company’s operations for at least eight months from the date that the unaudited condensed consolidated financial statements as of June 30, 2017 were issued. This projection is based on our current limited operations and estimates of resolution and legal expenses associated with the ongoing government investigation and legal matters pending against the Company, and is subject to changes in our operating plans, legal matters, uncertainties inherent in our business, transaction costs incurred at closing of the Proposed Merger, that could individually or in the aggregate cause us to need to seek to replenish our existing cash and cash equivalents sooner than we project and in greater amounts that we had projected. There is no guarantee that any debt, additional equity or other funding will be available to us on acceptable terms, or at all. If we fail to obtain additional funding when needed or the Proposed Merger is not completed, we would be forced to scale back, or terminate, our operations and may not be able to consummate the Proposed Merger. The Company prepared the consolidated financial statements as of and for the three and six months ended June 30, 2017 using the generally accepted accounting principles applicable to a going concern. These consolidate financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities amounts that may be necessary should the Company be unable to continue as going concern.

Reclassifications — The prior year amounts for outstanding common stock at par and related additional paid-in capital have been reclassified to correctly present those amounts. These reclassifications had no effect on total equity, or net loss per share.

Recently Issued Accounting Pronouncements

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes or ASU 2015-17. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance will become effective for us beginning in the first quarter of 2017 and may be applied either prospectively or retrospectively. Early adoption is permitted. At the time of adoption, we will reclassify current deferred tax amounts on our Consolidated Balance Sheets as noncurrent. The Company adopted this ASU on January 1, 2017. There was no impact to the Company’s consolidated financial statements upon adoption.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation-Stock Compensation or ASU-2016-09. ASU 2016-09 includes several areas of simplification to stock compensation including simplifications to the accounting for income taxes, classification of excess tax benefits on the Statement of Cash Flows and forfeitures. ASU 2016-09 is effective for annual reporting periods beginning after

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December 15, 2016. An entity that elects early adoption must adopt all of the amendments in the same period. The Company adopted this ASU on January 1, 2017. There was no impact to the Company’s consolidated financial statements upon adoption.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, Business Combinations or ASU 2017-01. ASU 2017-01 provides guidance for evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance provides a screen to determine when an integrated set of assets and activities (a “set”) does not qualify to be a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in an identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the guidance requires a set to be considered a business to include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs and removes the evaluation as to whether a market participant could replace the missing elements. The new standard will be effective for us on January 1, 2018 and will be adopted on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of our pending adoption of the new standard on the consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test. Under the new guidance, goodwill impairment will be measured by the amount by which the carrying value of a reporting unit exceeds its fair value, without exceeding the carrying amount of goodwill allocated to that reporting unit. This guidance will be effective for us beginning in the first quarter of 2020 and is required to be adopted on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of our pending adoption of the new standard on the consolidated financial statements.

In May 2017, the FASB issued Accounting Standard Update No. 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The new standard will be effective for us on January 1, 2018; however, early adoption is permitted. The Company is currently evaluating the impact of our pending adoption of the new standard on the consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

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2. Fair Value Measurements

The following tables present information about our assets and liabilities measured at fair value on a recurring basis in the condensed consolidated balance sheets (in thousands):

Description	June 30, 2017	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$17,131	$17,131	$—	$—
Restricted cash equivalents	13,212	13,212	—	—

Total assets measured and recorded at fair value	$30,343	$30,343	$—	$—

Liabilities:
Warrants potentially settleable in cash	$8,510	$—	$8,510	$—
Contingent purchase price consideration	1,227	—	—	1,227

Total liabilities measured and recorded at fair value	$9,737	$—	$8,510	$1,227

Description	December 31, 2016	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$16,192	$16,192	$—	$—
Restricted cash equivalents	17,622	17,622	—	—

Total assets measured and recorded at fair value	$33,814	$33,814	$—	$—

Liabilities:
Warrants potentially settleable in cash	$1,860	$—	$1,860	$—
Contingent purchase price consideration	1,095	—	—	1,095

Total liabilities measured and recorded at fair value	$2,955	$—	$1,860	$1,095

The Company did not transfer any financial instruments into or out of Level 3 classification during the six months ended June 30, 2017 and 2016. A reconciliation of the beginning and ending Level 3 liabilities for the six months ended June 30, 2017 is as follows (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, January 1, 2017	$1,095
Change in the estimated fair value of the contingent purchase price consideration	132

Balance at June 30, 2017	$1,227

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The fair value of the contingent purchase price consideration is measured at the end of each reporting period using Level 3 inputs in a probability-weighted, discounted cash-outflow model. The significant unobservable assumptions include the probability of achieving each milestone, the date we expect to reach the milestone, and a determination of present value factors used to discount future expected cash outflows. The decrease in the estimated fair value of the contingent purchase price consideration during the period reflects a lowering of the probability and lengthening of the timeline for the potential approval of NeuVax, as these assumptions are now based principally on our Phase 2 combination trial of trastuzumab and NeuVax with HER2 low-to-intermediate expressing patients whereas previously, the valuation was based on our Phase 3 PRESENT trial, which was stopped in June 2016 and subsequently closed in the third quarter due to futility as recommended by the Independent Data Monitoring Committee (“IDMC”).

See Note 7 for discussion of the Level 2 liabilities relating to warrants accounted for as liabilities.

3. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	June 30, 2017	December 31, 2016
Clinical trial costs	$899	$3,088
Professional fees	660	229
Compensation and related benefits	976	975
Interest expense	99	—

Accrued expenses and other current liabilities	$2,634	$4,292

4. Long-Term Debt

On May 10, 2016, Galena Biopharma, Inc.(the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), with JGB (Cayman) Newton Ltd. (the “Purchaser”) pursuant to which the Company sold to Purchaser, at a 6.375% original issue discount, a $25,530,000 Senior Secured Debenture (the “Initial Debenture”) and warrants to purchase up to 100,000 shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”). Net proceeds to the Company from sale of the Initial Debenture and warrants, after payment of commissions and legal fees, were approximately $23,400,000. The Initial Debenture contained no conversion features to shares of Common Stock.

The Initial Debenture carried an interest only period of six months following which the holder of the Initial Debenture had the right, at its option, to require the Company to redeem up to $1,100,000 of the outstanding principal amount of the Initial Debenture per calendar month. The Company is required to promptly, but in any event no more than three trading days after the holder delivers a redemption notice to the Company, pay the applicable redemption amount in cash or, at the Company’s election and subject to certain conditions, in shares of Common Stock. If the Company elects to pay the redemption amount in shares of Common Stock, then the shares will be delivered at the lesser of A) 7.5% discount to the average of the 3 lowest volume weighted average prices over the prior 20 trading days or B) a 7.5% discount to the prior trading day’s volume weighted average price (the “Stock Payment Price”). Pursuant to the Initial Debenture, the Company may only opt for payment in shares of Common Stock if certain equity conditions are met or waived, including, among others, that the volume weighted price of the Common Stock be at least $15.00 (the “Original Minimum Price Condition”).

The Initial Debenture was amended and restated in its entirety on August 22, 2016 (as so amended, the “Debenture”) pursuant to an Amendment Agreement, dated August 22, 2016, among the Company, the Purchaser

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and JGB Collateral LLC (the “Amendment Agreement”). As previously reported, interest on the Debenture is payable at the end of each month based on the outstanding principal. The Debenture matures on November 10, 2018, and accrues interest at 9% per year. In addition, on the maturity date of the Debenture (or such earlier date that the principal amount of the Debenture is paid in full by acceleration or otherwise) a fixed amount, which shall be deemed interest under the Debenture, equal to $765,900, will be due and payable to the holder of the Debenture on such date in, at the option of the Company, cash and, subject to the same conditions for the payment of interest in shares of Common Stock, shares of Common Stock or a combination of cash and Common Stock.

The Company’s obligations under the Debenture are secured under a Security Agreement by a senior lien on all of the Company’s assets, including all of the Company’s interests in its consolidated subsidiaries. Under the subsidiary guarantee agreement, each subsidiary guarantees the performance of the Company of the Purchase Agreement, Debenture and related agreements.

After giving effect to the Amendment Agreement, the Debenture contains the following modified and/or additional terms, among others:

•	With respect to interest accruing on the outstanding principal amount under the Debenture for the period prior to November 10, 2016, the Company was permitted to satisfy such interest payments in kind by adding such amount to the outstanding principal.

•	The Purchaser can from time to time during the term of the Debenture require the Company to prepay in cash all or a portion of the outstanding principal plus accrued and unpaid interest (the “Outstanding Amount”) on written notice to the Company, provided, that such prepayment amount shall not exceed the lesser of $18,500,000 and the Outstanding Amount. If the holder elects such prepayment of the Debenture, then the number of shares subject to the warrants issued to the holder will be reduced in proportion to the percentage of principal and accrued interest required to be prepaid by the Company. In addition, the Company shall have the right to prepay in cash all (but not less than all) of the Outstanding Amount (1) at any time after November 10, 2017, or (2) upon a “change of control” (as such term is used un the Debenture), in each case with a 10% premium on the Outstanding Amount.

•	The Purchaser shall continue to have the right, which commenced on November 10, 2016, to require the Company to redeem the Outstanding Amount, except that the maximum monthly amount of such redemptions was increased from $1,100,000 to $1,500,000; provided, that if the trading price of Common Stock is at least $8.00 per share (as may be further adjusted appropriately for stock splits, combinations or similar events) during such calendar month, then such monthly maximum redemption amount may be increased to $2,200,000 at the Purchaser’s election and if the Company has already elected to satisfy such redemptions in shares of Common Stock. In addition, notwithstanding the foregoing limitations on the monthly redemption amount, the Purchaser may elect up to three times in any 12-month period to increase the monthly maximum to $2,500,000.

•	Among the various conditions that must be satisfied (or waived) in order for the Company to be able to elect to satisfy the monthly redemption amounts in shares of Common Stock, the Original Minimum Price Condition of $15.00 was decreased to a volume-weighted average price of $4.00 per share (the “Amended Minimum Price Condition”).

•	Following November 10, 2016, the Purchaser may elect to convert any portion of the Outstanding Amount into shares of Common Stock at a fixed price of $12.00 per share (as adjusted appropriately for stock splits, combinations or similar events).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

•	Under the Initial Debenture, the Company was required to maintain a minimum of $24,000,000 of unencumbered cash in a restricted account as security for its obligations under the Initial Debenture. Such minimum amount has been reduced to the lesser of $18,500,000 or the Outstanding Amount.

In addition, in accordance with the terms of the Amendment Agreement, the exercise price of the Series A Warrant was reduced from $30.20 per share to $8.60 per share (as may be further adjusted appropriately for stock splits, combinations or similar events).

On December 14, 2016, the Company and the Purchaser entered into a waiver (the “First Waiver”) pursuant to which, as contemplated by the Debenture, the Purchaser waived with respect to the calendar months of December 2016, January 2017, February 2017 and March 2017 (collectively, the “First Specified Months”) the Amended Minimum Price Condition, provided that, among other things, with respect to the First Specified Months, the volume weighted average price of the Common Stock was not less than $1.00 and the Company’s cash on hand exceeded the outstanding principal amount of the Debenture by $10 million. Furthermore, the First Waiver set out a monthly amount to be redeemed for each of the First Specified Months equal to $1,500,000 and amended the Debenture to require the Company to withdraw all cash and/or cash equivalents in excess of $18,500,000 from certain accounts and deposit such funds into an account in a form acceptable to the Purchaser, to be executed by the Company, U.S. Bank, N.A. and SVB Asset Management such that the Company requires the prior written consent of the Purchaser for certain withdrawals. The First Waiver amends the Debenture to grant the Purchaser the right to redeem any portion of the outstanding principal amount of the Debenture in Common Stock if the price per share of Common Stock on a principal trading market at any point in time of any trading day exceeds the closing price per share of the Common Stock on the immediately preceding trading day by more than 25%.

On April 1, 2017, the Company and Purchaser entered into a waiver (the “Second Waiver”) pursuant to which, as contemplated by the Debenture, the Purchaser waived with respect to the calendar months of April 2017, May 2017, June 2017, July 2017, August 2017 and September 2017 (collectively, the “Second Specified Months”) the Amended Minimum Price Condition, provided that, among other things, with respect to the Second Specified Months, the volume weighted average price of the Common Stock is not less than $0.30 and the Company’s cash on hand exceeds the outstanding principal amount of the Debenture by $10 million.

On May 1, 2017, the Purchaser, the Company and the guarantors of the Company’s obligations under the Debenture entered into an amendment agreement (the “2017 Amendment Agreement”) pursuant to which the Purchaser may, from time to time, at the Purchaser’s option waive the Amended Minimum Price Condition; provided, however, the Purchaser cannot waive the Amended Minimum Price Condition to the extent that the resulting Stock Payment Price would be less than $0.35 per share as a result of any such waiver (the “Minimum Stock Payment Price Condition”). The 2017 Amendment Agreement further provides that, in the event of any Equity Conditions Failure (as such term is defined in the Debenture) that is not, or cannot be as a result of the 2017 Amendment Agreement, waived by the Purchaser, the Company shall honor the holder redemption amounts in cash or, at the Company’s election, with the prior written consent of the Purchaser, deliver aggregate consideration in shares of Common Stock and cash in satisfaction of the applicable holder redemption amount as follows: (i) the number of shares of Common Stock equal to the quotient obtained by dividing such holder redemption amount and $0.35 (each such share having a deemed value per share at the Stock Payment Price that would have been in effect but for the Minimum Stock Payment Price Condition of $0.35 per share) and (ii) cash equal to the difference between the holder redemption amount and the aggregate deemed value of the shares of Common Stock delivered in clause (i).

As of May 1, 2017, (i) there were 37,435,524 shares of Common Stock outstanding and (ii) 9,131,868 shares of Common Stock had been issued by the Company pursuant to the terms of the Debenture. Assuming all

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

the shares issuable pursuant to the terms of the Debenture subsequent to May 1, 2017 are issued at a Stock Payment Price of $0.35, the lowest Stock Payment Price permitted under the Minimum Stock Price Payment Condition, the Company estimates that the maximum number of shares of Common Stock that the Company could issue pursuant to the terms of the Debenture subsequent to May 1, 2017 is 45,000,000.

On July 10, 2017, the Purchaser, the Company and the guarantors of the Company’s obligations under the Debenture entered into an amendment agreement (the “July 2017 Amendment Agreement”) pursuant to which the definition of “Stock Payment Price” in the Debenture was amended and restated to be the lower of (a) 80% (previously 92.5%) of the VWAP for the Trading Day immediately prior to, as the case may be, the applicable Interest Payment Date, the applicable Advance Date or, with respect to any redemption pursuant to Section 6(a) of the Debenture, the date of the applicable Holder Redemption Notice (the “Prior Day VWAP”) and (b) 80% (previously 92.5%) of the average of the three lowest VWAPs during the 20 consecutive Trading Day period immediately preceding, as the case may be, the applicable Interest Payment Date, the applicable Advance Date or, with respect to any redemption pursuant to Section 6(a) of the Debenture, the date of the applicable Holder Redemption Notice (the “Twenty Day VWAP”); provided, however, to the extent that, on any given Trading Day, the price per share of Common Stock on such Trading Day on the Principal Market equals or exceeds 115% of the Prior Day VWAP or Twenty Day VWAP, then for the such Trading Day, and such Trading Day only, each reference to eighty percent (80%) shall be deemed, for such Trading Day only, to be ninety two and one-half percent (92.5%).

The effect of the July 2017 Amendment Agreement is to increase the discount to the Prior Day VWAP and the Twenty Day VWAP granted to the Holder with respect to redemption of, or the payment of interest on, the Debenture in shares of Common Stock from 7.5% to 20%, unless the on any given Trading Day, the price per share of Common Stock on such Trading Day on the Principal Market equals or exceeds 115% of the Prior Day VWAP or Twenty Day VWAP. However, the maximum number of shares of Common Stock issuable pursuant to the Debenture has not changed.

On August 7, 2017, the Company and Purchaser entered into a consent to the Debenture in which the Purchaser consented to the Company’s entry into the Merger Agreement and the Merger as well as an amendment to the Debenture in which: (a) the Company shall not prepay all or any portion of the Debenture prior to the first anniversary of the consummation of the Merger, (b) the Purchaser may increase the dollar amount of the monthly allowance up to the outstanding principal balance of the Debenture by written notice to the Company and may deliver an unlimited number of redemption notices during any calendar month, and (c) to the extent commercially reasonable under the circumstances the Purchaser shall limit the redemption amounts for any given trading day to fifteen percent (15%) of the greater of (1) the daily dollar trading volume for our common stock for such trading day and (2) the average daily dollar trading volume for our common stock for the five (5) consecutive trading days preceding such trading day.

As of June 30, 2017 the outstanding principal balance of the Debenture was $13,171,702. The current portion of long-term debt as of June 30, 2017 of $13,025,180 is net of unamortized discounts and debt issuance costs of $146,552. During the six months ended June 30 2017, the holder of the Debenture redeemed $4,450,000 of principal, which the Company satisfied with 4,497,466 shares of our common stock. As of December 31, 2016 the outstanding principal balance of the Debenture was $17,621,702. The current portion of long-term debt as of December 31, 2016 of $16,397,030 is net of unamortized discounts and debt issuance costs of $1,224,672.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

5. Legal Proceedings, Commitments and Contingencies

Legal Proceedings

On February 13, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Miller v. Galena Biopharma, Inc., et al. On February 15, 2017, a putative shareholder securities class action complaint was filed in the U.S. District Court for the District of New Jersey entitled, Kattuah v Galena Biopharma, Inc., et al. The actions assert that the defendants failed to disclose that Galena’s promotional practices for Abstral were allegedly improper and that the Company may be subject to civil and criminal liability, and that these alleged failures rendered the Company’s statements about its business misleading. Two groups of shareholders and one individual shareholder filed three motions to be appointed lead plaintiff on April 14, 2017 and April 17, 2017. Subsequently, one of the shareholders groups withdrew its motion for lead plaintiff status and the individual shareholder notified the court that he does not object to the appointment of the remaining shareholder group, Gale investor group, as lead plaintiff. On July 17, 2017, the Court approved the GALE investor group as named lead plaintiff and its counsel as lead and liaison counsel. The Court also consolidated both actions. Within the time allowed under the federal rules and statute, we anticipate that an amended complaint will be filed and the Company and the other defendants, former and current officers, will respond to the amended complaints through an appropriate pleading or motion.

On March 16, 2017, a complaint entitled Keller v. Ashton et al., CA No. 2:17-cv-01777 was filed in the U.S. District Court for the District of New Jersey against the Company’s current directors and the Company, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in the putative shareholder securities class action complaints mentioned above. The Company’s response to the complaint was due on June 1, 2017; however, the Court on May 21, 2017, entered a stay of the proceedings pending resolution of motions to dismiss in the securities litigations described above.

On April 10, 2017, the Securities and Exchange Commission issued a cease and desist order against the Company and the former CEO, Mark Ahn, requiring each of them to cease and desist from any future violations of Sections 5(a), 5(b), 5(c), 17(a), and 17(b) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b), 13(a), and 13(b)(2)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and various rules thereunder (the “SEC Order”). Sections 5(a) and 5(c) of the Securities Act generally prohibit the offer and sale of unregistered securities absent an applicable exemption from registration. Section 5(b) of the Securities Act prohibits the use of a nonconforming prospectus. Sections 17(a) and 17(b) of the Securities Act and Section 10(b) of the Exchange Act generally prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13 and 12b-20 thereunder require the Company to file annual and quarterly reports that disclose certain information, including information regarding the sale of all securities not registered under the Securities Act, and to include such further information as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. Section 13(b)(2)(A) of the Exchange Act requires the Company to make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer. The Company and the former CEO did not admit or deny the findings in the order. Based upon the order, the Company made a $200,000 penalty payment as well as a payment of approximately $750,000, which was the indemnification payment of our former CEO for the disgorgement and prejudgment interest payment that he was required to pay by the order. The Company made such indemnification payment after a special committee of our Board of Directors determined that we were required under Delaware law to indemnify our former CEO for the disgorgement and prejudgment interest payment. The former CEO also made a penalty payment of $600,000. As a result of the SEC Order, Galena may not use certain exemptions from registration under the federal securities laws, including Regulation A and

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(Unaudited)

Regulation D. In addition, Galena is an “ineligible issuer” as the term is defined under Rule 405 promulgated under the Securities Act.

On April 27, 2017, a putative shareholder class action was filed in the Chancery Court of Delaware entitled Patel vs. Galena Biopharma, Inc. et. al, CA No. 2017-0325 alleging breaches of Section 225 of the Delaware General Corporation Law (“DGCL”) and breaches of fiduciary duties by the board of directors regarding the voting results of authorized share and the reverse stock split proposals in the proxy statements for the July 2016 and October 2016 stockholder meetings. On June 2, 2017, an amended verified complaint was filed along with a motion to expedite the proceedings. On June 5, 2017, we filed a verified petition under Section 205 of the DGCL and a motion to expedite the proceedings. On June 8, 2017, the court denied a request by the plaintiff to schedule a preliminary injunction motion and ordered a prompt trial on both the plaintiff and our claims. On June 20, 2017, the court consolidated the claims into In re Galena Biopharma, Inc., C. A. No. 2017-0423-JTL. On July 10, 2017, the court ordered that the trial of the claims be held on August 28, 30 and 31, 2017. On July 24, 2017, the Company entered into a binding settlement term sheet, which the parties will use to enter into a Stipulation of Settlement that is intended to settle the litigation currently pending in the Court of Chancery of the State of Delaware (the “Court”), captioned In re Galena Biopharma, Inc., C. A. No. 2017-0423-JTL. The settlement resolves the putative stockholder class action claims against the Company and/or certain of its current and former officers and directors (the “Defendants”), as well as the Company’s petition to validate certain corporate actions. The settlement will not become effective until approved by the Court. Under the terms of the settlement, the class will receive a settlement payment of $1.3 million, in addition to attorney fees in an amount to be approved. The settlement payment of $1.3 million consists of $50,000 in cash to be paid by the Defendants or their insurers and $1,250,000 in unrestricted shares of the Company’s common stock (“Settlement Stock”), which valuation will be based on the volume-weighted average closing price for the 20 trading days immediately preceding the day before the transfer of the Settlement Stock to the settlement fund pursuant to the terms and conditions of the settlement. The Company anticipates that the Settlement Stock will be issued, pursuant to the terms of the Stipulation of Settlement, in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) of the Securities Act. Any amounts awarded by the Court for attorneys’ fees will be paid in part by the settlement fund and in part by the Company’s insurance carriers. Upon the effectiveness of the proposed settlement, the Defendants will be released from the claims that were asserted or could have been asserted in the class action by class members participating in the settlement.

On July 6, 2017, a complaint captioned Jacob v. Schwartz et al., Case No. C17-01222, was filed in the Superior Court of California, County of Contra Costa against the Company’s current and former directors and the Company, as a nominal defendant. The complaint purports to assert derivative claims for breach of fiduciary duty on Galena’s behalf against its directors based on substantially similar facts as alleged in the derivative complaint mentioned above. The Company’s response to the complaint was due on July 7, 2017; however, the parties have agreed to stay of the proceedings pending resolution of motions to dismiss in the securities litigations described above.

With respect to the criminal and civil investigation conducted by the U.S. Attorney’s Office for the District of New Jersey (“USAO NJ”) and the Department of Justice (“DOJ”), the Company previously announced it had reached an oral agreement in principle with USAO NJ and DOJ regarding the material terms of a settlement related to the USAO NJ and DOJ’s investigation. The final terms and details of this settlement are subject to change pending the completion and execution of a definitive civil settlement agreement among the Company and the USAO NJ and DOJ as well as the settlement of any claims that might be made by state agencies and federal agencies such as U.S. Department of Defense, the Office of Personnel Management, the Office of Inspector General for the U.S. Department of Health and Human Services. The agreement in principle involves a non-

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

criminal resolution and a civil payment, the terms of which will be negotiated with the USAO NJ and DOJ, of approximately $7.5 million, plus interest accrued since the date of reaching an agreement in principle, in return for a release of government claims in connection with the investigation. The $7.5 million civil payment was accrued as of June 30, 2017 and is presented in discontinued operations in the statement of operations.

In addition, there is a qui tam action pending in the U.S. District Court of the District of New Jersey related to the investigation by USAO NJ and DOJ. On August 8, 2017, we reached an oral agreement with the attorneys for the relator in the qui tam action to settle their statutorily mandated attorney fees award by payment of $100,000 in cash and $200,000 in common stock subject to court approval which amounts are accrued as of June 30, 2017 and are presented in discontinued operations in the statement of operations. We also obtained the consent of SELLAS under the terms of the Merger Agreement. The Company anticipates that the $200,000 in settlement stock will be issued, pursuant to the terms of the settlement agreement to be negotiated by the parties, in a transaction that is exempt from the registration requirements of the Securities Act.

Contingencies

In a letter date May 16, 2017, the Company was advised by Midatech Pharma PLC (Midatech), the purchaser of Zuplenz, one of our former commercial products, that Zuplenz inventory held by Cardinal Health Inc. (Cardinal), a wholesaler, is approaching its expiration date. Midatech claims that under the Asset Purchase Agreement with the Company that such product needs to be returned. Cardinal, the wholesaler also claims that under an alleged agreement with the Company such product needs to be swapped with better dated Zuplenz product. Cardinal has not asserted the cost of the return. Midatech has advised that under the terms of the Asset Purchase Agreement, Midatech maintains that the cost of the return is $1.5 million and Galena needs to pay Midatech for the return. The Company disputes the claim made by Midatech and Cardinal and is currently in discussions to resolve the claim.

6. Stockholders’ Equity

Preferred Stock — The Company has authorized up to 5,000,000 shares of preferred stock, $0.0001 par value per share, for issuance. The preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company’s Board of Directors upon its issuance. To date, the Company has not issued any preferred shares.

Common Stock — The Company has authorized up to 350,000,000 shares of common stock, $0.0001 par value per share, for issuance.

November 2014 Purchase Agreement with Lincoln Park Capital, LLC — On November 18, 2014, the Company entered into a purchase agreement (LPC Agreement) with Lincoln Park Capital, LLC (LPC), pursuant to which the Company has the right to sell to LPC up to $50 million in shares of the Company’s common stock, subject to certain limitations and conditions over the 36 month term of the LPC Agreement. Pursuant to the purchase agreement, LPC initially purchased 125,000 shares of the Company’s common stock at $40.00 per share and the Company issued 31,561 shares of common stock to LPC as a commitment fee, which was recorded as a cost of capital. As a result of this initial issuance, the Company received initial net proceeds of $4.9 million, after deducting commissions and other offering expenses. The Company did not sell any shares of our common stock under the LPC Agreement during the six months ended June 30, 2017. On February 6, 2017, the LPC Agreement was amended to decrease the total value of common stock that the Company may sell to LPC from $55,000,000 to $15,600,000. Except as noted below, the Company has $2.1 million of remaining availability

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

under the LPC Agreement. Use of the purchase agreement with LPC is not currently available to the Company because the Company is not currently eligible to use a Form S-3 registration statement until April 2018 at the earliest.

At-The-Market Issuance Sales Agreements — On May 24, 2013, the Company entered into At-The-Market Issuance Sales Agreements (ATM) with FBR & Co. (formerly MLV & Co. LLC) and Maxim Group LLC (the Agents). From time to time during the term of the ATM, we may issue and sell through the Agents, shares of our common stock, and the Agents collect a fee equal to 3% of the gross proceeds from the sale of shares, up to a total limit of $20 million in gross proceeds. Except as noted below, the ATM is available to the Company until it is terminated by the Agents, or the Company. The Company did not sell any shares of our common stock under the ATM during the six months ended June 30, 2017. On December 4, 2015 we replenished the ATM limit up to $20 million in gross proceeds available for future sales of our common stock. Except as noted below, the Company has $19.1 million of remaining availability under the ATM. Use of the ATM is not currently available to the Company because the Company is not currently eligible to use a Form S-3 registration statement, and it does not expect to be eligible to use a Form S-3 registration statement until April 2018 at the earliest.

February 2017 Underwritten Public Offering — On February 13, 2017, the Company closed an underwritten public offering of 17,000,000 shares of common stock and warrants to purchase 17,000,000 shares of common stock priced at $1.00 per share and accompanying warrant (February 2017 Offering). The warrants are immediately exercisable with a strike price of $1.10 and will expire on the fifth anniversary of the date of issuance. The shares of common stock and the warrants were issued separately and were separately transferable immediately upon issuance. The net proceeds of the February 2017 Offering were $15.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company. The fair value of the warrants to purchase shares of our common stock issued in connection with the February 2017 Offering was $10.4 million recorded as an issuance cost.

Shares of common stock for future issuance are reserved for as follows (in thousands):

As of June 30, 2017
Warrants outstanding	19,557
Stock options outstanding	505
Options reserved for future issuance under the Company’s 2016 Incentive Plan	466
Shares reserved for future issuance under the Employee Stock Purchase Plan	17

Total reserved for future issuance	20,545

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

7. Warrants

The following is a summary of warrant activity for the six months ended June 30, 2017 (in thousands):

Warrant Issuance	Outstanding, December 31, 2016	Granted	Exercised	Expired	Outstanding, June 30 2017	Expiration
February 2017	—	17,000	—	—	17,000	February 2022
July 2016	700	—	—	—	700	January 2022
January 2016	682	—	—	—	682	January 2021
March 2015	700	—	—	—	700	March 2020
September 2013	199	—	—	—	199	September 2018
December 2012	152	—	—	—	152	December 2017
April 2011	13	—	—	(13)	—	April 2017
Other	124	—	—	—	124	November 2021

	2,570	17,000	—	(13)	19,557

Warrants consist of warrants potentially settleable in cash, which are liability-classified warrants, and equity-classified warrants.

Warrants classified as liabilities

Liability-classified warrants consist of warrants to purchase common stock issued in connection with equity financings in February 2017, July 2016, January 2016, March 2015, September 2013, December 2012, and April 2011. These warrants are potentially settleable in cash and were determined not to be indexed to our common stock.

Most of our warrants have a provision allowing the holders of warrants to require us to make a cash payment in the event we engage in a Fundamental Transaction. The term Fundamental Transaction is defined in each warrant agreement governing the applicable class of warrants. The cash payment is based upon a Black-Scholes analysis of the remaining value of the warrant at the time the Fundamental Transaction is effectuated. In August 2017, a holder of warrants under the warrant agreement dated February 13, 2017 has asserted that the Proposed Merger of SELLAS constitutes a Fundamental Transaction. The Company is in process of determining the merits of the assertion.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

The estimated fair value of outstanding warrants accounted for as liabilities is determined at each balance sheet date. Any decrease or increase in the estimated fair value of the warrant liability since the most recent balance sheet date is recorded in the condensed consolidated statement of operations as other income (expense). The fair value of the warrants is estimated using an appropriate pricing model with the following inputs:

As of June 30, 2017
Warrant Issuance	Outstanding (in thousands)	Strike price (per share)	Expected term (years)	Volatility %	Risk-free rate %
February 2017	17,000	$1.10	4.62	136.07%	1.83%
July 2016	700	$13.00	4.04	144.12%	1.73%
January 2016	682	$28.40	3.53	150.15%	1.64%
March 2015	700	$41.60	2.72	168.20%	1.50%
September 2013	199	$50.00	1.22	100.31%	1.27%
December 2012	152	$10.32	0.48	49.17%	1.13%

As of December 31, 2016
Warrant Issuance	Outstanding (in thousands)	Strike price (per share)	Expected term (years)	Volatility %	Risk-free rate %
July 2016	700	$13.00	4.54	117.82%	1.82%
January 2016	682	$28.40	4.03	120.38%	1.71%
March 2015	700	$41.60	3.22	131.46%	1.52%
September 2013	199	$50.00	1.72	164.01%	1.10%
December 2012	152	$31.60	0.98	204.55%	0.84%
April 2011	13	$13.00	0.31	103.79%	0.53%

The expected volatility assumptions are based on the Company’s implied volatility in combination with the implied volatilities of similar publicly traded entities. The expected life assumption is based on the remaining contractual terms of the warrants. The risk-free rate is based on the zero coupon rates in effect at the time of valuation. The dividend yield used in the pricing model is zero, because the Company has no present intention to pay cash dividends.

The changes in fair value of the warrant liability for the six months ended June 30, 2017 were as follows (in thousands):

Warrant Issuance	Warrant liability, December 31, 2016	Fair value of warrants granted	Fair value of warrants exercised	Change in fair value of warrants	Warrant liability, June 30, 2017
February 2017	$—	$10,357	$—	$(2,345)	$8,012
July 2016	753	—	—	(540)	213
January 2016	529	—	—	(375)	154
March 2015	432	—	—	(301)	131
September 2013	81	—	—	(81)	—
December 2012	65	—	—	(65)	—
April 2011	—	—	—	—	—

	$1,860	$10,357	$—	$(3,707)	$8,510

Warrants classified as equity

Equity-classified warrants consist of warrants issued in connection with consulting services provided to us. Additionally, on May 8, 2013 as a part of a previous loan financing, we granted Oxford Financial LLC warrants

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

to purchase 9,109 shares of common stock at an exercise price of $49.40 per share, which equaled the 20-day average market price of our common stock prior to the date of the grant. The warrants were valued using the Black Scholes model. The fair value assumptions for the grant included a volatility of 75.34%, expected term of seven years, risk free rate of 1.20%, and a dividend rate of 0.00%. The fair value of the warrants granted was $38.60 per share. These warrants are recorded in equity at fair value upon issuance, and not as liabilities, and are not subject to adjustment to fair value in subsequent reporting periods.

In 2016, the Company issued warrants to purchase 100,000 shares of common stock to the holder of the Debenture. The holder received 50,000 warrants upon the closing on the sale of the Debenture at an exercise price of $30.20, maturing 5 years from issuance, and in accordance with the terms of the amendment agreement, the exercise price of the warrant was reduced to $8.60 per share. The fair value assumptions for the grant included a volatility of 77.13%, expected term of 5.5 years, risk free rate of 1.26%, and a dividend rate of 0.00%. Additionally, the holder received 50,000 warrants upon the Company’s public company announcement of the interim analysis on June 29, 2016 at an exercise price of $8.60. The fair value assumptions for the grant included a volatility of 106.63%, expected term of 5.5 years, risk free rate of 1.35%, and a dividend rate of 0.00%.

In addition to the warrants issued to the holder of the Debenture there are 15,000 outstanding warrants issued to service providers with a weighted average exercise price of $79.40 as of June 30, 2017 and December 31, 2016. These warrants are recorded in equity at fair value upon issuance, and not as liabilities, and are not subject to adjustment to fair value in subsequent reporting periods.

8. Stock-Based Compensation

Options to Purchase Shares of Common Stock

The following table summarizes the components of stock-based compensation expense in the condensed consolidated statements of operations for the three and six months ended June 30, 2017 and 2016, respectively (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Research and development	$35	$108	$73	$235
General and administrative	162	514	352	1,043

Total stock-based compensation from continuing operations	$197	$622	$425	$1,278

The Company uses the Black-Scholes option-pricing model and the following weighted-average assumptions to determine the fair value of all its stock options granted:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2015*	2017	2016
Risk free interest rate	1.58%	1.41%	1.87%	1.41%
Volatility	132.13%	76.30%	116.41%	75.63%
Expected lives (years)	5.50	6.25	5.92	6.25
Expected dividend yield	—%	—%	—%	—%

The weighted-average grant date fair value of options granted during the three and six months ended June 30, 2017 were $0.54 per share and $1.15 per share, respectively.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

The Company’s expected common stock price volatility assumption is based upon the Company’s own implied volatility in combination with the implied volatility of a basket of comparable companies. The expected life assumptions for employee grants were based upon the simplified method provided for under ASC 718-10, which averages the contractual term of the Company’s options of ten years with the average vesting term of four years for an average of six years. The expected life assumptions for non-employees were based upon the contractual term of the option. The dividend yield assumption is zero, because the Company has never paid cash dividends and presently has no intention to do so. The risk-free interest rate used for each grant was also based upon prevailing short-term interest rates. The Company has estimated an annualized forfeiture rate of 15% for options granted to its employees, 8% for options granted to senior management and zero for non-employee directors. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeiture rates are higher than estimated.

As of June 30, 2017, there was $713,000 of unrecognized compensation cost related to outstanding stock options that is expected to be recognized as a component of the Company’s operating expenses over a weighted-average period of 2.30 years.

As of June 30, 2017, an aggregate of 1,325,000 shares of common stock were reserved for issuance under the Company’s 2016 Incentive Plan, including 505,000 shares subject to outstanding common stock options granted under the plan. There are 466,000 shares available for future grants based on adjustments in the 2016

Incentive Plan. The administrator of the plan determines the terms when a stock option may become exercisable. Vesting periods of stock options granted to date have not exceeded four years. The stock options will expire, unless previously exercised, no later than ten years from the grant date.

The following table summarizes stock option activity of the Company for the six months ended June 30, 2017:

	Total Number of Shares (In Thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In Thousands)
Outstanding at January 1, 2017	561	$41.50
Granted	105	1.30
Exercised	—	—	$—
Canceled	(161)	34.21	$—

Outstanding at June 30, 2017	505	$35.49	$—

Options exercisable at June 30, 2017	300	$54.15	$—

The aggregate intrinsic values of outstanding and exercisable stock options at June 30, 2017 were calculated based on the closing price of the Company’s common stock as reported on The NASDAQ Capital Market on June 30, 2017 of $0.58 per share. The aggregate intrinsic value equals the positive difference between the closing fair market value of the Company’s common stock and the exercise price of the underlying stock options.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

9. Net Loss Per Share

Basic and diluted earnings per share are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Numerator:
Net income (loss) (in thousands)	$(8,404)	$5,389	$(20,122)	$(11,104)

Denominator:
Weighted average number of common shares outstanding	37,421,273	9,101,730	31,944,243	9,035,173
Effect of dilutive securities
Stock options	—	33,864	—	—
Warrants	—	138,273	—	—

Dilutive potential common shares	—	172,137	—	—

Shares used in calculating diluted earnings per share	37,421,273	9,273,867	31,944,243	9,035,173

Basic net income (loss) per share	$(0.22)	$0.59	$(0.63)	$(0.30)
Diluted net income (loss) per share	$(0.22)	$0.58	$(0.63)	$(0.30)

The following table sets forth the potentially dilutive common shares excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Warrants to purchase common stock	19,557	1,076	19,557	1,871
Options to purchase common stock	505	322	505	515

Total	20,062	1,398	20,062	2,386

10. Discontinued Operations

During the fourth quarter of 2015, the Company sold its rights to its commercial products Abstral® (fentanyl) Sublingual Tablets and Zuplenz® (ondansetron) Oral Soluble Film.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

The following table presents amounts related to the discontinued operations in the balance sheets (in thousands):

	June 30, 2017	December 31, 2016
Carrying amounts of current assets of discontinued operations:
Accounts receivable	$189	$813

Total current assets of discontinued operations	189	813

Carrying amounts of current liabilities of discontinued operations:
Accounts payable	$122	$3,115
Accrued expenses and other current liabilities	8,248	2,944

Total current liabilities of discontinued operations	$8,370	$6,059

The following table represents the components attributable to the commercial operations that are presented in the condensed consolidated statements of operations as discontinued operations (in thousands):

	Three Months Ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Additional channel obligations	(105)	(656)	$(428)	$(1,666)
Selling, general, and administrative	(897)	(2,233)	(2,510)	(4,614)
Settlements associated with USAO NJ and DOJ and the qui tam action (Note 5)	(300)	—	(7,800)	—

Loss from discontinued operations	$(1,302)	$(2,889)	$(10,738)	$(6,280)

Additional channel obligations included in discontinued operations is comprised of larger than anticipated returns of product expiring throughout 2016 and rebates of Abstral sales for which we are responsible through the end of the first quarter of 2016. The increase in returns and rebates was driven by larger than expected volumes through these returns and rebate channels and additional price protection provisions over which the Company has no control.

Selling, general and administrative expense included in discontinued operations consists of all other expenses of our commercial operations that were required in order to market and sell our marketed products prior to our sales of the rights to these commercial products. These expenses include all personnel related costs, marketing, data, consulting, legal, and other outside services necessary to support the commercial operations. During the three and six months ended June 30, 2017 and 2016, the majority of the costs incurred in selling, general, and administrative expense in discontinued operations related to legal fees from external counsel associated with the Company’s cooperation with the USAO NJ and DOJ’s investigation of the sales and marketing practices of Abstral. The settlement recorded in the second quarter of 2017 relates to the oral agreement with the attorneys for the relator in the qui tam action to settle the statutorily mandated attorney fees award. These legal proceedings are disclosed in Note 5 and Part II, Item 1. On August 7, 2017, the Company entered into an oral settlement, which will be used to enter into a written settlement agreement, with the primary D&O liability insurance carrier regarding reimbursement of these attorneys’ fees. Under the settlement, the Company would receive a payment of $685,000 to reimburse the prior payments of the attorneys’ fees as well as such insurance carrier will advance the attorneys’ fees of four former employees who are incurring attorneys fees as a result of the USAO NJ and DOJ investigation from May 1, 2017 forward.

GALENA BIOPHARMA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - Continued

(Unaudited)

11. Subsequent Events

The Company evaluated all events or transactions that occurred after June 30, 2017 up through the date these financial statements were issued. Other than as disclosed elsewhere in the notes to the condensed consolidated financial statements and below, the Company did not have any material recognizable or unrecognizable subsequent events.

On August 7, 2017, the Company, SELLAS, Holdings I, Holdings II and Merger Sub entered into the Merger Agreement pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SELLAS, and the separate existence of Merger Sub shall cease and SELLAS will continue its corporate existence as the surviving company. As a result of the Proposed Merger SELLAS will become a wholly-owned indirect subsidiary of Galena.

If the Proposed Merger is completed, under the terms of the Merger Agreement, at the Effective Time, (a) each outstanding share of SELLAS (excluding shares held by Galena, Merger Sub or SELLAS and dissenting shares) will be converted into the right to receive shares of Galena Common Stock based on an exchange ratio specified in the Merger Agreement and (b) each outstanding SELLAS stock option and restricted stock unit award will be assumed by Galena. No fractional shares will be issued in connection with the Merger and Galena will pay cash in lieu of any such fractional shares. Immediately following the Effective Time, (a) Galena stockholders immediately prior to the Effective Time are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, (b) SELLAS shareholders immediately prior to the Effective Time are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, each calculated on a fully-diluted basis for the combined company, except for the exclusion of 2,556,851 out-of-the money Galena warrants. Though the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to, and (ii) Galena Common Stock underlying certain Galena warrants (other than the warrants outstanding as of immediately prior to the Effective Time that were issued by Galena under the Warrant Agreement dated February 13, 2017). Upon closing of the Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under a new the ticker symbol, SLS.

The Merger Agreement contains certain termination rights for both Galena and SELLAS, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $100,000.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

SELLAS Life Sciences Group Ltd

We have audited the accompanying consolidated balance sheets of SELLAS Life Sciences Group Ltd (the “Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SELLAS Life Sciences Group Ltd and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring net losses since its inception and has an accumulated deficit of $30.4 million that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG Audit Limited

Chartered Professional Accountants

Hamilton, Bermuda

September 22, 2017

SELLAS Life Sciences Group Ltd and subsidiaries

Consolidated Balance Sheets

(in thousands of U.S. dollars, except per share and share amounts)

	At December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$5,962	$1,397
Restricted cash	85	—
Prepaid expenses	258	12
Other current assets	74	50

Total current assets	6,379	1,459

Property and equipment, net	—	2
Deferred tax asset	41	—

Total assets	$6,420	$1,461

Liabilities and shareholders’ deficit
Current liabilities:
Current portion of convertible debt	$1,709	$—
Accounts payable and accrued expenses	4,007	2,794
Income tax payable	42	—

Total current liabilities	5,758	2,794

Convertible debt, net of current portion	5,659	6,855
Long-term debt	—	4,074

Total liabilities	$11,417	$13,723

Commitments and contingencies
Shareholders’ equity (deficit)
Common shares (par value $10.00; authorized, 80,000; issued and outstanding, 28,830 (2015: 20,000))	$288	$200
Additional paid-in capital	25,146	288
Accumulated deficit	(30,431)	(12,750)

Total shareholders’ deficit	(4,997)	(12,262)

Total liabilities and shareholders’ deficit	$6,420	$1,461

See accompanying notes to these consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Consolidated Statements of Operations

(in thousands of U.S. dollars)

	Years Ended December 31,
	2016	2015
Operating expenses:
Research and development	$11,395	$4,871
General and administrative	4,593	2,921

Loss from operations	(15,988)	(7,792)

Other (income) expenses:
Interest expense	1,166	552
Other expenses	422	12
Foreign exchange losses/(gains)	104	(125)

Total other expenses	1,692	439

Loss before income taxes	(17,680)	(8,231)

Income tax expense	1	—

Net loss	$(17,681)	$(8,231)

See accompanying notes to these consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Consolidated Statements of Changes in Shareholders’ Deficit

(in thousands of U.S. dollars, except share amounts)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance at December 31, 2014	20,000	200	288	(4,519)	(4,031)

Net loss	—	—	—	(8,231)	(8,231)

Balance at December 31, 2015	20,000	200	288	(12,750)	(12,262)

Net loss				(17,681)	(17,681)
Shares issued as partial consideration of MSK license fees	314	3	897	—	900
Shares issued pursuant to MSK license agreement	936	9	1,967	—	1,976
Shares issued in cancellation of Clarendon license agreement	175	2	500	—	502
Shares issued upon conversion of 2016 convertible term note	5,380	54	15,357	—	15,411
Shares issued in cancellation of long term debt	2,025	20	5,783	—	5,803
Stock-based compensation	—	—	354	—	354

Balance at December 31, 2016	28,830	288	25,146	(30,431)	(4,997)

See accompanying notes to these consolidated financial statements.

SELLAS Life Sciences Group Ltd

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Years Ended December 31,
	2016	2015
Cash flows from operating activities
Net loss	$(17,681)	$(8,231)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	2
Non-cash interest expense	1,166	516
Stock based compensation expense	354	—
Loss on extinguishment of debt — Clarendon	201	—
Research and development expense relating to shares issued to MSK	1,974	—
Non-cash research and development expense	821	—
Deferred tax benefit	(41)	—
Changes in:
Prepaid expenses	(452)	(12)
Accounts payable and accrued expenses	1,788	174
Income taxes payable	42	—
Other current assets	(25)	(50)

Net cash used in operating activities	$(11,850)	$(7,601)

Cash flows from investing activities
Purchases of property and equipment	—	(2)
Increase in restricted cash	(85)	—

Net cash used in investing activities	$(85)	$(2)

Cash flows from financing activities
Proceeds from issuance of convertible debt	15,000	6,500
Proceeds from issuance of long-term debt	1,500	2,500

Net cash provided by financing activities	$16,500	$9,000

Net increase in cash and cash equivalents	4,565	1,397
Cash and cash equivalents, beginning of year	1,397	—

Cash and cash equivalents, end of year	$5,962	$1,397

See accompanying notes to these consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

1. Description of business and liquidity

SELLAS Life Sciences Group Ltd (the “Company”) is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, galinpepimut-S (“GPS”), is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center that targets the Wilms tumor 1 (“WT1”) protein. GPS is Phase 3-ready for two indications, acute myeloid leukemia (“AML”) and malignant pleural mesothelioma (“MPM”), and is also in development as a potential treatment for multiple myeloma and ovarian cancer.

The Company was initially formed under the laws of Switzerland in 2012, under the name Sellas Clinicals Holding AG, and was later renamed SELLAS Life Sciences Group AG. During 2015, the Company established two wholly owned subsidiaries, Sellas Life Sciences Group UK Ltd., a private limited company incorporated under the laws of England and Wales, and Sellas Life Sciences Group, Inc., a Delaware corporation. The Company redomiciled to Bermuda on November 1, 2016 as a Bermuda Exempted Limited Company and changed its name to SELLAS Life Sciences Group Ltd. The Company’s functional and presentation currency is U.S. Dollars.

Liquidity

Since its inception, the Company has devoted substantially all of its efforts to organizing the Company and raising capital, acquiring its drug development programs and preparing for and advancing its product candidates into clinical development.

The Company is subject to risks common to companies in the development stage, including, but not limited to successful development of therapeutics, obtaining additional funding, protection of proprietary therapeutics, compliance with government regulations, fluctuations in operating results, dependence on key personnel and collaborative partners, and risks associated with industry changes.

The Company has financed its operations to date primarily with the proceeds from equity contributions and the sale of convertible notes and other loans. The Company’s long-term success is dependent upon its ability to successfully develop and market any of its current or future product candidates, obtain additional capital when needed, earn revenue, and ultimately achieve profitable operations. The Company anticipates that it will be several years before its WT1 vaccine product candidate, GPS, is approved and the Company begins to generate revenue from sales; accordingly, management expects to incur substantial losses on the ongoing development of GPS and does not expect to achieve positive cash flows from operations for the foreseeable future.

The Company has incurred consolidated net losses since inception and has a consolidated accumulated deficit and total shareholders’ deficit at December 31, 2016 of $30.4 million and $5.0 million, respectively. In addition, the Company has indebtedness of $11.4 million as of December 31, 2016, which includes $5.0 million of convertible notes that are due in May 7, 2019 (see Note 14), and total current liabilities of $5.8 million as of December 31, 2016. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

This going concern assumption is based on management’s assessment of the sufficiency of the Company’s current and future sources of liquidity considering whether or not it is probable the Company will be able to meet

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

1. Description of business and liquidity

Liquidity

its obligations as they become due through September 2018, and if not, whether liquidation of the Company is imminent. Management believes that the Company’s cash of $6.0 million as of December 31, 2016, and the aggregate of $7.3 million of cash and reduction of indebtedness from its June 2017 bridge financing (see Note 14), will be sufficient to fund its planned operations until December 31, 2017. Substantial additional financing will be needed by the Company to fund its operations thereafter and to commercially develop any current or future product candidates.

The Company currently does not have any commitments to obtain additional funds and may be unable to obtain sufficient funding in the future on acceptable terms, if at all. However, management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: the Merger with Galena, described further in Note 14 — under Merger Agreement, private placements of equity and/or debt, payments from potential strategic research and development, licensing and/or marketing arrangements with pharmaceutical companies and public offerings of securities if the Merger is completed. There can be no assurance that these future funding efforts will be successful. If the Company cannot obtain the necessary funding, it will need to delay, scale back or eliminate some or all of its research and development programs; consider other various strategic alternatives, including a merger or sale; or cease operations. However, at this stage management does not believe liquidation of the Company is imminent.

2. Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

During 2015, the Company established a wholly owned subsidiary in the United States and a wholly owned subsidiary in the United Kingdom. There have been no activities for the latter entity to date. The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries SELLAS Life Sciences Group, Inc., and SELLAS Life Sciences Group UK Ltd. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, basis of preparation of these consolidated financial statements (i.e. going concern), the accrual for research and development expenses, the valuation of common stock and restricted stock, and the grant date fair value of stock options. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from such estimates.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

2. Significant accounting policies

Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash held in banks. The Company classifies as restricted cash all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions. Amounts are reported as non-current unless restrictions are expected to be released in the next 12 months.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and restricted cash held with mid-sized financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Foreign currency transactions

The Company’s functional currency is the U.S. dollar. Transactions in foreign currencies are recorded in U.S. dollars at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet date and foreign exchange gains and losses are included in the consolidated statements of operations.

Income taxes, including unrecognized tax benefits

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when, after consideration of all positive and negative evidence, it is not more likely than not that the Company’s deferred tax assets will be realizable. When considering uncertainty in income taxes, the Company recognizes the benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. Recognized tax positions are measured as the largest amount that is greater than 50 percent likely of being realized upon settlement. When and if the Company were to recognize interest and penalties related to unrecognized tax benefits, they would be reported as a component of income tax expense.

Risks and uncertainties

The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, third-party service providers such as contract research organizations and protection of intellectual property rights.

Research and development

Research and development costs are expensed as incurred. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

2. Significant accounting policies

Research and development

services are provided. Clinical study costs, a component of research and development expenses, are accrued over the service periods specified in the contracts and adjusted as necessary based on an ongoing review of the level of effort and costs actually incurred. Payments for a product license prior to regulatory approval of the product and payments for milestones achieved prior to regulatory approval of the product are expensed in the period incurred as research and development expenses. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of revenue over the remaining useful life of the asset.

Research and development expenses primarily consist of the intellectual property and research and development materials acquired, expenses from third parties who conduct research and development activities on behalf of the Company as well as related wages, benefits and other operating costs. The Company expenses in-process research and development projects acquired as asset acquisitions which have not reached technological feasibility and which have no alternative future use.

Stock-based compensation

Stock-based compensation transactions are recognized using the fair value of the award at the grant date. Determining the fair value of stock options at the grant date requires estimation and judgment. The Company uses an option-pricing model (Black-Scholes) to calculate the fair value of stock options. Compensation expense is estimated based on the fair value of the award at the grant date and is recognized in earnings over the requisite service period with a corresponding increase in shareholders’ equity. The Company’s share-based payment arrangements generally vest over a three-year period with approximately one-third vesting on the first, second and third anniversaries of the grant date. The share-based compensation expense associated with such awards that have graded vesting features and vest based on service conditions only is calculated on a straight-line basis over the requisite service period for the entire award. Given the Company’s limited history, adjustments to compensation expense relating to forfeitures are accounted for as they occur.

The Company measures compensation for restricted share unit awards (“RSUs”) based on the price of its common shares at the grant date and the expense is recognized on a straight-line basis over the vesting period. The expense relating to RSUs that contain both a service and performance condition is estimated and adjusted on a quarterly basis based upon the Company’s assessment of the probability that the performance condition would be met.

The Company accounts for share-based payments to non-employees issued in exchange for services based upon the fair value of the equity instruments issued. Compensation expense for stock options issued to non-employees is calculated using the Black-Scholes option pricing model and is recorded over the service performance period. Options subject to vesting are required to be periodically remeasured over their service performance period, which is generally the same as the vesting period.

3. Recent accounting pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Interest — Imputation of Interest (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

3. Recent accounting pronouncements

For public business entities, the amendments in ASU 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in ASU 2015-03 are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”) effective for annual periods ending after December 31, 2016 for all business entities. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued. It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. See Liquidity in Note 1.

In March 2016, the FASB issued ASU 2016-09 Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). This ASU makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation, and the financial statement presentation of excess tax benefits or deficiencies. ASU 2016-09 also clarifies the statement of cash flows for certain components of share-based awards. For public business entities, the standard is effective for interim and annual reporting periods beginning after December 15, 2016, and for annual reporting periods after December 15, 2017 for all other entities, with early adoption permitted. With respect to the forfeiture accounting policy election, the Company has elected to account for forfeitures as they occur. The early adoption of this ASU did not an impact on the Company’s consolidated financial statements.

4. Collaboration and license agreements

Memorial Sloan Kettering Cancer Center

On September 4, 2014, (the “MSK Effective Date”) the Company entered into a license agreement (the “Original MSK License Agreement”) with the Memorial Sloan Kettering Cancer Center (“MSK”) under which the Company was granted an exclusive license to develop and commercialize MSK’s WT1 peptide vaccine technology. Under the terms of the Original MSK License Agreement, the Company is required to obtain certain levels of financing. If such financing is not met, MSK will have the right to terminate the Original MSK License Agreement with prior written notice, unless the Company manages to overcome the shortfall during the term of the notice period.

As part of the consideration for the rights, privileges and licenses granted under the Original MSK License Agreement, the Company agreed to issue 300 shares to MSK representing 1.5% of the Company’s fully diluted share capital as of the MSK Effective Date, which obligation was satisfied by assignment of 150 shares from each of the Company’s Chief Executive Officer, co-founder and Vice Chairman of the Board, Dr. Angelos M. Stergiou (M.D., Sc.D. h.c), and the Company’s other co-founder, Dr. Miltiadis Sougioultzoglou (M.D.), to MSK for which they received no consideration. Additionally, the Company was obligated to pay upfront license fees in an amount equal to $1.3 million. The Company recognized this amount as research and development expense during the year ended December 31, 2014, as it had no alternative future use. The Company would further be obligated to pay minimum royalty payments in the amount of $0.1 million each year commencing in 2015 and

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

4. Collaboration and license agreements

Memorial Sloan Kettering Cancer Center

research funding costs of $0.2 million in each year and for three years commencing in January 2015. In addition, to the extent certain development and commercial milestones are achieved, the Company will be required to pay MSK up to $14.5 million in milestone payments for each licensed product, in addition to royalties in the event of commercial sales of any licensed products. The Original MSK License Agreement, unless terminated earlier in accordance with the terms of the Original MSK License Agreement, will continue on a country-by-country and licensed product-by-licensed product basis, until the later of: (a) expiration of the last valid claim embracing such licensed product; (b) expiration of any market exclusivity period granted by law with respect to such licensed product; or (c) ten (10) years from the first commercial sale in such country.

On October 30, 2015, the Company and MSK entered into the License Amendment, Waiver and Share Issuance Agreement (the “First MSK Amendment”). The First MSK Amendment extended the date required for the Company to obtain financing from August 1, 2015 to December 31, 2016, modified the amount of required financing and waived past non-compliance with certain related provisions of the Original MSK License Agreement. In exchange for the First MSK Amendment, the Company agreed to issue an aggregate of 247 shares to MSK, which represented 1% of the fully diluted share capital of the Company at such date. The First MSK Amendment added certain anti-dilution protection clauses and entitled MSK to issuance of additional shares to the extent the Company was not able to obtain the required financing. As at December 31, 2015, the Company had an outstanding payable of $0.6 million to MSK attributable to license fees ($0.4 million), guaranteed minimum royalty payments ($0.1 million) and research funding fees ($0.1 million). Patent reimbursement costs included in research and development expenses amounted to $0.1 million for the year ended December 31, 2015.

On August 10, 2016, the Company and MSK entered into the Second License Amendment, Waiver and Agreement (the “Second MSK Amendment”). The Second MSK Amendment extended further the date required for the Company to obtain financing from December 31, 2016 to June 30, 2017, amended the anti-dilution provisions of the First MSK Amendment and waived past non-compliance with certain related provisions of the First MSK Amendment. Under the Second MSK Amendment, outstanding obligations of the Company to MSK in an amount of $0.9 million were converted into 314 shares effective November 1, 2016 upon the Company’s redomiciliation to Bermuda. In consideration for this amendment and pursuant to the anti-dilution provisions in the Original MSK License Agreement as amended by the First MSK Amendment and the Second MSK Amendment, the Company issued MSK 689 additional shares and incurred accordingly $2.0 million of research and development expense, which reflected the fair value of the Company’s shares at such date.

For the year ended December 31, 2016 the Company incurred $0.6 million of expenses relating to $0.3 million of milestone payments, $0.1 million of guaranteed minimum royal payments and $0.2 million of research funding costs. Such expenses have been included in research and development costs. Further, under the Second MSK Amendment, the Company is obligated to pay MSK $0.7 million in milestone payments in two equal installments, within 60 days following the initiation of its Phase 3 AML and mesothelioma clinical studies. The Company does not believe it is probable that its Phase 3 AML and mesothelioma trials will commence in 2017 and has therefore not included any corresponding provisions in the accompanying consolidated financial statements.

See Note 14 for further amendments to the Original MSK License Agreement that occurred subsequent to the balance sheet date.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

4. Collaboration and license agreements

Trojantec License Agreement

On November 14, 2014, the Company entered into a license agreement (the “Trojantec License Agreement”) with Trojantec Ltd., (“Trojantec”), a company incorporated in Cyrpus, under which the Company was granted an exclusive license to develop and commercialize Trojantec’s TR1 Antenapedia/p21 protein treatment. In consideration for entering into the Trojantec License Agreement and for the rights, privileges and licenses granted, the Company incurred $0.3 million of license fees during the year ended December 31, 2014. Under the Trojantec License Agreement, the Company would be obligated to pay Trojantec royalties on net sales, if any, and milestone payments related to the achievement of certain clinical and regulatory goals.

On July 14, 2015, the Company and Trojantec entered into the First Amended and Restated Exclusive License Agreement (the “First Trojantec Amendment”). The First Trojantec Amendment reinstated the obligations of the Company under the original Trojantec License Agreement and further obligated the Company to pay project management fees of up to $0.4 million. As of December 31, 2015, the Company had an outstanding payable of $0.1 million relating to license fees from the original Trojantec License Agreement and had incurred $0.1 million of project management costs.

On June 15, 2016, the Company entered into an agreement with Trojantec to terminate the Trojantec License Agreement (the “Trojantec Termination Agreement”). In consideration for the Trojantec Termination Agreement, the Company incurred and paid in cash $0.1 million of termination fees. Such fees have been included in research and development expenses for the year ended December 31, 2016.

Clarendon License Agreement

On January 18, 2016, the Company entered into a license arrangement (the “Clarendon License Agreement”) with Clarendon Trading e Investimentos LDA (“Clarendon”), a company incorporated in Portugal. Under the Clarendon License Agreement, the Company was granted an exclusive license to know-how to use for development and to manufacture products involving therapeutic use of Clarendon’s intellectual property. In consideration for this assignment, the Company incurred expenses of EUR 0.5 million. Under the Clarendon License Agreement, in the event that the Company was successful in obtaining regulatory approval for any commercial exploitation of the therapeutic uses of Zolpidem, the Company would be obligated to pay Clarendon a yearly success fee and guaranteed minimum royalty payments.

Effective September 30, 2016, the Company entered into an agreement with Clarendon to terminate the Clarendon License Agreement. In consideration for the termination agreement and in complete satisfaction of the Company’s outstanding liabilities, the Company agreed to pay Clarendon $0.3 million in cash and issue Clarendon 175 shares. In extinguishment of the Company’s outstanding liabilities to Clarendon, the Company incurred an additional $0.2 million of expense to reflect the fair value of the shares issued to Clarendon.

5. Convertible debt

2015 Convertible Term Notes

On April 2, 2015, the Company issued an aggregate of $1.5 million in principal amount of convertible term notes to certain shareholders of the Company (the “2015 Shareholder Notes”) and on May 7, 2015, the Company issued a convertible term note in the principal amount of $5.0 million to EQC Biotech Sely I Fund (“EQC Sely I Fund”), a related party of the Company (the “2015 Sely Note” and, together with the 2015 Shareholder Notes, the

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

5. Convertible debt

2015 Convertible Term Notes

“2015 Notes”). The holders of the 2015 Shareholder Notes include two of the significant shareholders and founding investors of the Company, Drs. Angelos M. Stergiou (M.D., ScD h.c.) and Miltiadis Sougioultzoglou (M.D.). The 2015 Notes were issued at par and bear an interest rate of 8%. The 2015 Shareholder Notes mature on April 2, 2017 and the 2015 Sely Note matures on May 7, 2017.

The terms of the 2015 Notes are such that upon a qualified initial public offering (“IPO”) as defined in the 2015 Notes, the 2015 Notes are mandatorily convertible into equity at a pre-agreed price or a 30% discount to the IPO price. Given the contingency involved in the terms and the adjustable conversion ratio, the Company is unable to calculate the shares that the holders would receive upon conversion at the commitment date. As such, the Company will recognize a beneficial conversion feature, if any, when the contingency resolves. In the event that a mandatory conversion does not take place, the principal amount plus any accrued interest under the 2015 Shareholder Notes will be payable on maturity, whereas under the 2015 Sely Note, EQC Sely I Fund may elect to extend the maturity of such note through to May 7, 2019. The election under the 2015 Sely Note must be made in writing at least 30 days prior to May 7, 2017, the original maturity date.

In the event of a sale of the Company prior to completing an IPO, EQC Sely I Fund, as a holder of the 2015 Sely Note, may at its option, elect to either receive the principal plus accrued interest or to receive shares under the same conversion terms as described above (including a 5-year warrant to purchase up to 50% of the number of common shares into which the 2015 Sely Note converts).

The interest expense associated with the 2015 Notes amounted to $0.5 million and $0.4 million, respectively, for the years ended December 31, 2016 and December 31, 2015. See Note 14—Subsequent Events under “2015 Convertible Term Notes and Bridge Financing.”

Stock Purchase Agreements

The 2015 Notes provide for the issuance of 5-year warrants to purchase up to 50% of the number of common shares into which the 2015 Notes convert, with an exercise price equal to 105% of the IPO price per share. The warrants are only issuable upon conversion of the 2015 Notes. In the event that a mandatory conversion of the 2015 Notes upon an IPO or a “Sale of the Company” (in the case of the Sely 2015 Note) does not occur, the Company will have no obligation to issue the warrants.

2016 Convertible Term Note

On June 30, 2016, the Company issued a $15.0 million convertible term note to EQC Sely I Fund (the “2016 Note”). The 2016 Note was issued at par and had an interest rate of 8%. The 2016 Note was issued with similar terms to the 2015 Notes (excluding the warrant coverage) whereby the 2016 Note is mandatorily convertible into equity upon the earlier to occur: a) the closing of a qualified IPO, b) a change in the Company’s domicile from Switzerland to Bermuda or c) the six-month anniversary of the note.

On November 1, 2016, the Company redomiciled its operations from Switzerland to Bermuda and therefore, the 2016 Note, together with accrued interest, was converted into 5,380 shares based upon a pre-agreed valuation, which represented fair value at the commitment date. Interest accrued on the 2016 Note up to the date of conversion was $0.4 million. No gain or loss was recognized upon the conversion.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

6. Long-term debt

On March 2, 2015, the Company entered into a loan agreement with a third party whereby the third party granted a $2.5 million loan to the Company (the “2015 Loan Agreement”). On December 24, 2015, the counterparty to the 2015 Loan Agreement reassigned all of its rights, interests and benefits under such agreement to Starcove Ltd., a company incorporated in Cyprus and a shareholder of the Company (“Starcove”). There were no further changes made to the 2015 Loan Agreement as a result of the reassignment. The term of the loan granted under the 2015 Loan Agreement was 24 months with an interest rate of 8%. Interest accrued on the loan for the year ended December 31, 2015 amounted to $0.2 million. The debt was classified as non-current in the consolidated balance sheet as of December 31, 2015.

On April 6, 2016, the Company entered into a second loan agreement with Starcove (the “Framework Loan Agreement”), whereby Starcove extended a line of credit to the Company of $1.5 million with an interest rate of 6%. The term of the Framework Loan Agreement was three years. All principal and accrued interest would be payable in a single payment on April 6, 2019 unless earlier paid but no sooner than six months from the date of the Framework Loan Agreement.

As of December 31, 2016, the Company had made three withdrawals under the credit line: (1) $0.6 million on April 12, 2016, (2) $0.6 million on May 12, 2016 and (3) $0.3 million on June 2, 2016.

On November 1, 2016, an aggregate amount of $4.4 million, which represented the principal and accrued interest under the 2015 Loan Agreement and the Framework Loan Agreement (together, the “Starcove Loans”), was extinguished upon the issuance of 1,526 shares of the Company’s common stock with an estimated fair value equal to the carrying value of the debt.

On November 25, 2013, the Company entered into a loan agreement with a shareholder, whereby the shareholder granted a EUR 1.8 million loan to the Company (the “2013 Loan Agreement”). The term of the loan was open-ended and had an interest rate of 5%. On January 1, 2014, the principal amount of the 2013 Loan Agreement, together with accrued interest, was re-assigned on a 50:50 basis to the Company’s co-founders, Drs. Angelos M. Stergiou (M.D., Sc.D. h.c.) and Miltiadis Sougioultzoglou (M.D.).

On December 31, 2015, the Company entered into an agreement with each of Drs. Stergiou and Sougioultzoglou, whereby the Company’s aggregate obligation of EUR 1.8 million, together with accrued interest equal to EUR 0.1 million as of such date, as well as an additional EUR 0.1 million of payables due to them from the Company, were offset by an aggregate amount of EUR 0.7 million representing receivables due to the Company from Drs. Stergiou and Sougioultzoglou pursuant to various other agreements that were entered into in 2012 and 2013. As a result, as of December 31, 2015, the amount of the Company’s outstanding loans to Drs. Stergiou and Sougioultzoglou were EUR 0.7 million and EUR 0.6 million, respectively (each, a “Founder Loan” and together, the “Founder Loans”). The interest rate on the Founder Loans was 2.5% and the term of the Founder Loans was three years. The original and modified loans were not considered substantially different as the difference between the present value of the remaining cash flows under the original and the modified terms was less than 10%. As such, extinguishment accounting did not apply. The debt was classified as non-current in the consolidated balance sheet as of December 31, 2015.

On November 1, 2016, an aggregate amount of EUR 0.7 million and EUR 0.6 million, which represented the principal and accrued interest under each respective Founder Loan, were converted into 263 and 236 shares, respectively. The number of shares issued was based on the fair value of the Company’s shares at the conversion date and therefore no gain or loss was recognized upon the cancellation of the loans.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

7. Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1 — Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

U.S. GAAP requires disclosures of fair value information for certain financial instruments. For those financial instruments in which quoted market prices are not available, fair values are estimated by discounting future cash flows using current market rates or quoted market prices for similar obligations. Because considerable judgement is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange.

At December 31, 2016 and 2015, the carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximated their estimated fair values due to the short-term nature of these financial instruments.

At December 31, 2016, the estimated fair value of the 2015 Notes was $ 7.3 million, which compared to a carrying value of $7.4 million. At December 31, 2015, the estimated fair value of the 2015 Notes was $6.8 million, which compared to a carrying value of $6.9 million. See also Note 5.

The fair value of the 2015 Notes is based on the discounted future cash flows using a discount rate derived from market interest rates based on the creditworthiness of the Company. The valuation of the convertible notes is classified within Level 3 of the hierarchy of fair value measurements.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

8. Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	2016	2015
Compensation and related benefits	$249	$2
Accounting and professional fees	186	44
Research and development costs	2,496	1,566
License related costs	166	975
Legal fees	641	60
Business and development	84	22
Other	185	125

	$4,007	$2,794

9. Stock-based compensation

On November 1, 2016, the Board of Directors approved the Company’s Stock Incentive Plan #1 (the “Plan”) under which 4,310 shares were reserved for issuance. As of December 31, 2016, there were 1,533 available shares under the Plan for future issuances.

In accordance with the Plan, the Company’s employees, directors and consultants are eligible to receive non-qualified and incentive stock options and RSUs. The stock options generally vest over a 3-year period and expire 10 years from the date of the grant.

The Company recognized stock-based compensation expense related to the issuance of equity awards to employees and non-employees in the consolidated statements of operations as follows (in thousands):

	2016	2015
Research and development	$23	$—
General and administrative	331	—

	$354	$—

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The Company determined the expected term of its stock options using the simplified method in accordance with the SEC Staff Accounting Bulletin 107. The simplified method was used because the Company believes its historical data does not provide a reasonable basis upon which to estimate expected term and the Company does not have any option exercise data from its grants to support its own estimate. The contractual life of the option was used for the estimated life of the non-employee grant. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free interest rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

In determining the exercise price for the options granted, the Board has considered the fair value of the Company’s common stock as of each grant date and when re-measuring non-employee awards. The fair value of

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

9. Stock-based compensation

the Company’s common stock was determined by the Board based upon a variety of factors, including the results obtained from an independent third party-valuation, the status of technological developments within the Company’s product, the composition and ability of the current clinical and management team, the Company’s financial position and historical financial performance, the illiquid nature of the common stock, arm’s length sales of the Company’s capital stock and the prospects of a liquidity event, among others.

The grant date fair values of options issued to employees and non-employees were estimated using the Black-Scholes option pricing-model with the following assumptions:

2016
Expected term (in years)	5.13 - 10.00
Volatility rate	85 - 94%
Risk free interest rate	1.82 - 2.32%
Expected dividend yield	0.00%

A summary of employee and non-employee option activity under the Plan is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of January 1, 2016	—	$—	—	$—
Granted	1,257	2,329	9.9	—
Exercised	—	—	—	—
Cancelled or forfeited	—	—	—	—

Balance as of December 31, 2016	1,257	$2,329	9.9	$—

Vested and exercisable — December 31, 2016	—	—	—	—

Options vested and expected to vest — December 31, 2016	1,257	$2,329	9.9	$—

The weighted-average grant date fair value of options granted during the year ended December 31, 2016 was $1,673. The fair value is being expensed over the vesting period of the options (generally 3 years) on a straight-line basis as the services are being provided. As of December 31, 2016, the Company had approximately $2.0 million of unamortized compensation cost relating to employee and non-employee unvested stock options which is expected to be amortized over a weighted average remaining period of 2.1 years. Stock compensation costs have not been capitalized by the Company.

RSUs with time-based conditions

Certain of the RSUs vest over a specified period of time, either ratably over three years from the date of issuance subject to the grantee’s continued service with the Company or in its entirety at the end of a required service period.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

9. Stock-based compensation

RSU activity for the RSUs with only a time-based condition for the year ended December 31, 2016 was as follows:

	Number of non-vested RSUs	Weighted average grant-date fair value
Balance as of January 1, 2016	—	$—
Granted	1,054	2,329
Vested	—	—

Balance as of December 31, 2016	1,054	$2,329

At December 31, 2016, there was $2.2 million of unamortized compensation cost related to unvested RSUs with only a time-based condition that will be recognized as an expense over a weighted-average period of 1.3 years.

RSUs with time-based and performance-based conditions

In addition to the RSUs with time-based conditions, the Company granted RSUs subject to both time-based and performance-based vesting conditions to certain of its employees and non-employees pursuant to the Plan. These RSUs vest based on both (i) continued service either over a three-year measurement period or at the end of the required service period and (ii) the achievement of a liquidity event. The vesting dates for these RSUs are January 1, 2018, January 1, 2019, January 1, 2020 or February 27, 2018. The liquidity event, as defined in the relevant RSU grant agreements, will be satisfied upon the earlier of either: a) change of control or b) a qualified IPO.

RSU activity for the RSUs with both time-based and performance-based conditions for the year ended December 31, 2016 was as follows:

	Number of non-vested RSUs	Weighted average grant-date fair value
Balance as of January 1, 2016	—	$—
Granted	466	2,329
Vested	—	—

Balance as of December 31, 2016	466	$2,329

The Company recognizes compensation expense related to these RSUs when the liquidity event is deemed probable. As such, no compensation expense was recorded during the year ended December 31, 2016, as the liquidity event is outside the Company’s control and not deemed probable until it occurs.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

10. Income taxes

Income (loss) before income taxes is as follows (in thousands):

	2016	2015
U.S.	$108	$—
Non-U.S.	(17,788)	(8,231)

	$(17,680)	$(8,231)

The components of the income tax expense (benefit) consisted of the following (in thousands):

	2016	2015
Current:
Federal	$—	$—
State	42	—
Non-U.S.	—	—

Total current tax expense	42	—

Deferred:
Federal	$—	$—
State	(41)	—
Non-U.S.	—	—

Total deferred tax benefit	(41)	—

Total income tax expense / (benefit)	$1	$—

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	2016	2015
Deferred Tax Assets
Net operating loss carryforwards	$3,145	$1,611
Research and development tax credit carryforwards	295	56
Stock compensation expense	28	—
Other	81	—

Total deferred tax assets	3,549	1,667
Less valuation allowance	(3,508)	(1,667)

Net deferred tax asset	$41	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s history of operating losses and generation of research and development credits since inception in Switzerland, the Company has concluded that it is more likely than not that the benefit of its Switzerland and U.S. federal deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance for these deferred tax assets as of December 31, 2016 and 2015.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

10. Income taxes

The following table summarizes the changes in the Company’s valuation allowance on deferred tax assets for the period indicated (in thousands):

	2016	2015
Balance at the beginning of the period	1,667	295
Amounts charged to deferred income tax expense	1,841	1,372

Balance at the end of the period	3,508	1,667

A reconciliation of the statutory federal income tax rate to the actual effective income tax rate as reflected in the financial statements is as follows:

	2016	2015
U.S. federal statutory income tax rate	(34.0)%	(34.0)%
Foreign rate differential	25.5%	20.9%
Nondeductible expenses	0.1%	0.4%
Valuation allowance	10.4%	16.7%
Tax credits generated	(2.0)%	(1.0)%
Other	—%	(3.0)%

Actual income tax rate	—%	—%

The Company’s income taxes are based primarily on income taxes in the United States for state and local income taxes. The Company is a Bermuda Exempted Limited Company, for which there is no current income tax regime.

For state tax purposes in New York, the Company recognizes its deferred tax asset for state income taxes due to the positive history of income and projected future income, the Company determined that it is more likely than not that all state deferred tax assets will be realized and no valuation allowance should be provided for at this time.

As of December 31, 2016 and 2015, the Company had Swiss foreign net operating loss carryforwards of $24.2 million and $12.4 million, respectively, which may be available to offset future income tax liabilities and will begin to expire at various dates starting in 2019. The Company no longer has operations in Switzerland.

As of December 31, 2016 and 2015, the Company had federal research and development tax credit carryforwards of approximately $0.3 million and $0.1 million, respectively, available to reduce future tax liabilities, which will begin to expire at various dates starting in 2035.

Under the provisions of the Internal Revenue Code, the net operating losses (“NOL”) and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOL and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, respectively, as well as similar state tax provisions. This could limit the amount of tax attributes that the Company can utilize annually to offset future taxable income or tax liabilities. The amount of the annual limitation, if any, will be determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

10. Income taxes

may further affect the limitation in future years. The Company has completed several financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future.

During the years ended December 31, 2016 and 2015, the Company does not have unrecognized tax benefits. The Company recognizes interest and penalties accrued on any unrecognized tax benefits within income taxes in its consolidated statement of operations.

The Company files income tax returns in the United States and various state and local jurisdictions. The federal, state and local income tax returns are generally subject to tax examinations for the years ended December 31, 2016 and 2015. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.

11. Commitments and contingencies

License & Other Agreements

See Note 4 for information regarding the MSK License Agreement entered into by the Company. This agreement may require the Company to make future payments relating to sublicense fees, milestone fees and royalties on future sales, if any.

During the ordinary course of its business, the Company has entered into several commitments with third-parties for pharmaceutical development, formulation, analytical and other services.

Lease Commitments

At December 31, 2016, the future minimum rental commitments for the Company’s operating leases are as follows:

2017	$91,600

The commitment relates to the rent of the office space held by the Company in Bermuda. This lease agreement expires on December 31, 2017 with an option to renew for an additional one year. The lease agreement for the Company’s office space in New York expired on April 30, 2017 and is renewable upon such expiration date with two months’ prior written notice.

Rental expense, including service charges, was $0.2 million for each year ended December 31, 2016 and 2015. See also Note 14.

Employment and Other Arrangements

The Company has entered into employment agreements with certain of its executive officers. Such employment arrangements provide for compensation in the form of base salary, annual bonus, share-based awards, participation in the Company’s employee benefit programs and the reimbursement of expenses.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

12. Share capital

The Company’s share capital consists of common shares with a par value of $10.00 per share. Holders of common shares are entitled to one vote for each share held. As of December 31, 2016, and 2015, the Company had 28,830 and 20,000 common shares outstanding, respectively.

On November 1, 2016, the Company issued a total of 8,655 common shares in satisfaction of convertible debt obligations and other capital transactions with its shareholders. See also Notes 4, 5, 6 and 14.

13. Related party transactions

Management and Strategic Collaboration Agreement

Effective June 1, 2016, the Company and Equilibria Capital Management, a company incorporated in Bermuda and a significant shareholder of the Company (“Equilibria”), entered into the Management and Strategic Collaboration Agreement (the “Equilibria Collaboration Agreement”). Under the Equilibria Collaboration Agreement, Equilibria, amongst other services, is engaged to provide certain strategic, management and capital raising advice to the Company. The Equilibria Collaboration Agreement is effective for three years and will be renewable thereafter only upon the mutual written agreement of both parties. The Equilibria Collaboration Agreement will automatically terminate upon the closing of an IPO or a strategic sale. During the term of the Equilibria Collaboration Agreement, the Company, in exchange for the services received, will pay Equilibria a quarterly fee of $87,500 (the “Equilibria Management Fee”). The Equilibria Management Fee can be paid in cash or, at the mutual agreement of the parties, in shares of the Company at a valuation equal to the Company’s most recent financing round. In addition to the Equilibria Management Fee, the Company has agreed to pay Equilibria any expenses reasonably incurred in performing the services agreed. For the year ended December 31, 2016, the Company had incurred and paid in cash $0.2 million of Equilibria Management Fees. These amounts are included in other expenses in the consolidated statements of operations. As at December 31, 2016, the Company had no outstanding fee payable to Equilibria.

For the provision of the management and strategic collaboration services, the Company also agreed to pay Equilibria an incentive fee equal to 2% of the post-money market value of the Company on the date of its IPO. Such fee will be payable in shares with a per-share price equal to the price set for the sale of the Company’s shares to other investors in its IPO. The Company and Equilibria, may jointly agree to settle the incentive fee earlier, if deemed appropriate for achieving a successful IPO, through either a cash payment, issuance of shares, or a combination of the two. In the event that the Company is sold as part of a strategic sale, the incentive fee will be equal to 2% of the gross value paid by the purchaser in cash. See also Note 14.

2015 Convertible Term Notes and Long-Term Debt

In 2015, the Company issued the 2015 Notes to certain of its shareholders and entered into the Founder Loans. These transactions are described in detail in Notes 5 and 6. The financial statements include the following amounts, which are attributable to debt arrangements with the Company’s shareholders (in thousands):

	2016	2015
Consolidated Balance Sheets
Current and non-current portion of convertible debt	$7,368	$6,855
Long-term debt	—	4,074

Consolidated Statements of Operations
Interest expense	$1,166	$552

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

13. Related party transactions

Management and Strategic Collaboration Agreement

MSK License Agreement

See Note 4 for information regarding the MSK License Agreement entered into by the Company. MSK owned 5.4% and 1.5% of the Company’s outstanding share capital as of December 31, 2016 and 2015, respectively.

Other Related Party Transactions

The Company’s Chief Executive Officer, co-founder and Vice Chairman of the Board, Dr. Angelos M. Stergiou (M.D., Sc.D. h.c.) is a significant shareholder of the Company owning 24% and 32% of the Company’s outstanding share capital as of December 31, 2016 and 2015, respectively. Further transactions involving the Company and Dr. Stergiou are described in Notes 5 and 6, respectively.

On November 28, 2016, the Company granted 83 stock options to a member of the Company’s Board of Directors. Such director is additionally a full-time employee of MSK (see Notes 4 and 9, respectively).

On November 28, 2016, the Company granted 207 RSUs to a member of the Company’s Scientific Advisory Board pursuant to a consulting agreement for scientific advisory services to be performed on behalf of the Company (see Note 9). Additionally, such member and consultant is a full-time employee of MSK. (see Note 4).

14. Subsequent events

The Company has evaluated subsequent events for financial statement purposes occurring through the date that these consolidated financial statements were issued, and determined that the following subsequent events require disclosure in the Company’s consolidated financial statements:

Management and Strategic Collaboration Agreement

On February 7, 2017, the Company and Equilibria entered into an amendment of the Equilibria Collaboration Agreement (the “First Addendum to Equilibria Collaboration Agreement”). Under the First Addendum to Equilibria Collaboration Agreement, in the event that the Company enters into a reverse merger transaction in lieu of an IPO, the incentive fee to Equilibria will be 2% of the post-merger fully diluted market value of the Company immediately after the closing of the reverse merger transaction, payable in a combination of cash and shares of the Company. The cash payment will be based on the per share price equaling the intrinsic value of the Company’s shares in the reverse merger transaction. The share-based component of the incentive fee would be based on the post-closing fully diluted number of shares outstanding.

In August 2017, the Company and Equilibria further amended the Equilibria Collaboration Agreement to fix the compensation payable to Equilibria in connection with the completion of the Merger, described below under — Merger Agreement. Accordingly, the Company will issue to Equilibria a fixed number of its common shares immediately prior to completion of the Merger, which shares will convert into Galena Common Stock at the effective time of the Merger as payment in full of the incentive fee due to Equilibria in connection with the Equilibria Collaboration Agreement. No cash compensation will be paid to Equilibria.

Advaxis Collaboration Agreement

On February 24, 2017, the Company and Advaxis, Inc. (“Advaxis”) entered into a Research and Development Collaboration Agreement (the “Advaxis Agreement”), whereby both parties will collaborate in a

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

14. Subsequent events

research program to evaluate, through a “proof of principle” trial or trials (PoP Clinical Trial), a clinical candidate comprised of the combination of Advaxis’ proprietary Lm-based antigen delivery technology and the Company’s patented WT1 targeted heteroclitic peptide antigen mixture (Galinpepimut — S). The term of the Advaxis Agreement will expire upon the earlier of: (a) completion of the PoP Clinical Trial, (b) a decision by the parties to cease further development of the clinical candidate and (c) early termination of the Advaxis Agreement pursuant to the terms thereof.

The Advaxis Agreement provides for cost-sharing between the parties, with Advaxis being responsible for the costs of performing the research activities and filing any IND, cost-sharing for preparation of the IND, and SELLAS being responsible for the costs (exclusive of product costs) of conducting the PoP trial. SELLAS also agreed to make certain non-refundable milestone payments to Advaxis having an aggregate amount of up to $108.0 million, upon meeting certain clinical, regulatory and commercial milestones. In addition, if net sales exceed certain targets, the Company agreed to make non-refundable sales milestone payments up to $250.0 million and royalty payments based on specific royalty rates, with a maximum rate capped at a percentage rate in the low double digits if net sales exceed $1.0 billion.

2015 Convertible Term Notes

On February 8, 2017, the Company entered into the Clarification and Amendment Agreement (the “2015 Notes Clarification and Amendment Agreement), whereby the terms of the 2015 Notes were clarified to include the situations in which the 2015 Sely Note would automatically convert to include merger or reverse-merger transactions entered into by the Company, such as the Merger Agreement, described below under — Merger Agreement.

On April 3, 2017, EQC Sely I Fund exercised its option under the 2015 Sely Note and extended the maturity of the 2015 Sely Note to May 7, 2019. There were no other changes made to the terms of the 2015 Sely Note as a result of this extension.

The Company and EQC Sely I Fund have agreed to further amend the 2015 Sely Note to agree the number of shares issuable upon consummation of the Merger. Accordingly, contingent upon and effective immediately prior to completion of the Merger, the Company will issue to EQC Sely I Fund a fixed number of its common shares and 5-year warrants to purchase a fixed number of its common shares at a post-merger price equal to 105% of the volume weighted average price of Galena common stock for the 30 calendar days following the closing date of the Merger (described below under — Merger Agreement), in full satisfaction of the 2015 Sely Note.

MSK License Agreement

On May 25, 2017, the Company and MSK entered into an Amended and Restated Exclusive License Agreement (the “MSK A&R License Agreement”). Under the MSK A&R License Agreement, the Company expanded its license under the original MSK License Agreement, as amended, to include a license to commercially develop certain additional WT1 peptides through a program of exploiting certain patents and other rights covering such peptides.

The MSK A&R License Agreement, amongst others, added certain milestone payments for each additional patent licensed product as defined in the MSK A&R License Agreement, and amended the milestone payments due upon commencement of the Phase 3 AML and mesothelioma clinical trials from $0.3 million to $0.4 million. In consideration for the MSK A&R License Agreement, the Company issued 200 shares to MSK.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

14. Subsequent events

Pursuant to a side letter to the MSK A&R License Agreement, dated May 25, 2017 (the “MSK Side Letter”), MSK agreed to convert the next milestone payment of $0.2 million, which would be due June 30, 2017, into shares in the next private bridge financing (described below under — Bridge Financing). Further, in consideration for the MSK Side Letter, Dr. Angelos M. Stergiou (M.D., Sc.D. h.c.), the Company’s Chief Executive Officer, co-founder and Vice Chairman of the Board, assigned 350 of his shares to MSK, for which Dr. Stergiou received no consideration.

Lease commitments

On April 30, 2017, the Company’s prior lease agreement for its office space in New York expired. On March 20, 2017, Sellas Life Sciences Group Inc. entered into a lease agreement for new office space in New York, which commenced May 1, 2017 and which expires April 30, 2019. The monthly base rent under the lease will be $17,700 for the first year and $19,000 for the second year.

On March 31, 2017, the Company’s lease agreement for its office space in Bermuda was terminated. As of April 1, 2017 the Company has maintained a month to month renewal option arrangement with a monthly base rent of $11,642, including service charges.

Bridge Financing

On June 13, 2017, the Board of Directors approved a $7.3 million capital increase (the “Bridge Financing”), pursuant to which an aggregate of 42,395 shares were issued at a price per share equal to approximately $172.23.

As part of the Bridge Financing, an aggregate of $1.3 million (7,513 shares) was subscribed by certain shareholders who are also the holders of the 2015 Shareholder Notes. The cash proceeds were used to partially offset the principal ($1.2 million) and cumulative accrued interest ($0.1 million) due on the 2015 Shareholder Notes. Following the Bridge Financing, the Company extinguished in cash its remaining obligations on the 2015 Shareholder Notes, which included $0.3 million of principal and $0.2 million of cumulative accrued interest as of June 21, 2017.

The above events were considered to be an induced conversion and in extinguishment of the 2015 Shareholder Notes the Company realized a loss of $3.1 million for the period ended June 30, 2017. The Company considered the extinguishment to be a capital transaction and it was therefore recorded in the Company’s consolidated statements of shareholders’ deficit.

Under the same valuation terms as the Bridge Financing, the Company issued 871 shares to MSK in cancellation of a $0.2 million milestone payment due June 30, 2017, as contemplated by the MSK Side Letter. In addition, the Company issued 684 shares in cancellation of a $0.1 million Equilibria Management Fee that was payable for March to June 2017, and 642 shares in cancellation of net compensation of $0.1 million due to Dr. Stergiou.

In extinguishment of the payables to EQC the Company realized a loss of $0.3 million. The loss was recorded in the Company’s consolidated statements of shareholders’ deficit as it was considered to be a capital transaction. In extinguishment of the payable to MSK and Dr. Stergiou, the Company realized a loss of $0.4 million and $0.2 million, respectively. The loss was recognized as research and development expense and compensation expense, respectively, in the Company’s consolidated statements of operations for the period ended June 30, 2017.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

14. Subsequent events

Merger Agreement

On August 7, 2017, Galena Biopharma, Inc., a Delaware corporation (“Galena”), the Company and certain subsidiaries of Galena entered into an Agreement and Plan of Merger and Reorganization on August 7, 2017 (the “Merger Agreement”), pursuant to which an indirect wholly owned subsidiary of Galena, Galena Bermuda Merger Sub, Ltd., (“Merger Sub”), will merge with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Galena (the “Merger”). The Company and Merger Sub are both Bermuda exempted companies, and the Merger will also occur pursuant to a statutory merger agreement governed by Bermuda law (the “Bermuda Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement and the Bermuda Merger Agreement, at the effective time of the Merger, each outstanding common share of the Company (other than the common shares held or owned by Galena, the Company or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena common stock, based on an exchange ratio specified in the Merger Agreement (the “Exchange Ratio”). In connection with and immediately prior to the consummation of the Merger, and subject to obtaining the requisite stockholder approval, Galena intends to effect a reverse stock split of the outstanding shares of Galena common stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena board of directors and agreed upon by the Company and publicly announced by press release. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement, and is subject to adjustment.

Immediately after the Merger, Galena security holders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena common stock, and the Company’s security holders are expected to own approximately 67.5% of the aggregate number of shares of Galena common stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and 2,556,851 out-of-the money Galena warrants. Although the allocation percentage between the Company and Galena will remain the same, both the Company and Galena are subject to dilution from (i) any shares of Galena common stock issued in connection with a potential third party financing that the Company has consented to and (ii) any exercise of 2,556,851 out-of-the money Galena warrants.

Upon closing of the Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under a new ticker symbol, SLS. Although Galena will be considered the legal acquirer of the Company, it is expected that the Company will be considered the accounting acquirer of Galena and therefore the Merger is expected to be accounted for as a “reverse acquisition.”

SELLAS Life Sciences Group Ltd and subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except per share and share amounts)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$4,765	$5,962
Restricted cash	85	85
Prepaid expenses	28	258
Other current assets	72	74

Total current assets	4,950	6,379

Property and equipment, net	—	—
Deferred tax asset	35	41

Total assets	$4,985	$6,420

Liabilities and shareholders’ deficit
Current liabilities:
Current portion of convertible debt	$120	$1,709
Accounts payable and accrued expenses	3,215	4,007
Income tax payable	154	42

Total current liabilities	3,489	5,758

Convertible debt, net of current portion	5,860	5,659
Long-term debt	—	—

Total liabilities	$9,349	$11,417

Commitments and contingencies
Shareholders’ equity (deficit)
Common shares (par value $10.00; authorized, 80,000; issued and outstanding, 73,622 (December 2016: 28,830))	$736	$288
Additional paid-in capital	35,845	25,146
Accumulated deficit	(40,945)	(30,431)

Total shareholders’ deficit	(4,364)	(4,997)

Total liabilities and shareholders’ deficit	$4,985	$6,420

See accompanying notes to these unaudited interim condensed consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2017	2016
Operating expenses:
Research and development	$4,011	$3,272
General and administrative	5,925	1,195

Loss from operations	(9,936)	(4,467)

Other expenses:
Interest expense	258	387
Other expenses	182	6
Foreign exchange losses, net	21	65

Total other expenses	(461)	(458)

Loss before income taxes	(10,397	(4,925)

Income tax expense	117	—

Net loss	$(10,514)	$(4,925)

See accompanying notes to these unaudited interim condensed consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit

(in thousands of U.S. dollars, except share amounts)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance at December 31, 2016	28,830	288	25,146	(30,431)	(4,997)

Net loss				(10,514)	(10,514)
Shares issued in connection with amendment to MSK license	200	2	829	—	831
Shares issued upon extinguishment of debt	7,513	75	1,219	—	1,294
Shares issued upon sale of common shares	34,882	349	5,658	—	6,007
Shares issued in connection with settlement of related party payables	2,197	22	484	—	506
Share-based compensation	—	—	2,509	—	2,509

Balance at June 30, 2017	73,622	736	35,845	(40,945)	(4,364)

See accompanying notes to these unaudited interim condensed consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net loss	$(10,514)	$(4,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	2
Share based compensation expense	2,509	—
Loss on extinguishment of payable to MSK	365	—
Loss on extinguishment of related party payable	269	—
Fair value of shares issued to MSK	325	—
Non-cash interest expense	258	387
Amortization of research and development expense	230	—
Deferred tax expense	6	(3)
Changes in:
Prepaid expenses	—	(20)
Accounts payable and accrued expenses	(414)	1,656
Income taxes payable	112	85
Other current assets	3	—

Net cash used in operating activities	$(6,851)	$(2,818)

Cash flows from financing activities
Proceeds from issuance of long-term debt	—	1,500
Proceeds from sale of common stock	6,007	—
Repayment of long-term debt	(353)	—

Net cash provided by financing activities	$5,654	$1,500

Net decrease in cash and cash equivalents	(1,197)	(1,318)
Cash and cash equivalents, beginning of period	5,962	1,397

Cash and cash equivalents, end of period	$4,756	$79

See accompanying notes to these unaudited interim condensed consolidated financial statements.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

1. Description of business and liquidity

SELLAS Life Sciences Group Ltd (the “Company”) is a development-stage biopharmaceutical company focused on novel cancer immunotherapeutics for a broad range of cancer indications. SELLAS’ product candidate, galinpepimut-S (“GPS”), is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center, or MSK, that targets the Wilms tumor 1 (“WT1”) protein. GPS has completed Phase 2 clinical trials and has Phase 3 clinical trials planned (pending Funding availability) for two indications, acute myeloid leukemia (“AML”) and malignant pleural mesothelioma (“MPM”), and is also in development as a potential treatment for multiple myeloma and ovarian cancer.

Merger Agreement

On August 7, 2017, Galena Biopharma, Inc., a Delaware corporation (“Galena”), the Company and certain subsidiaries of Galena entered into an Agreement and Plan of Merger and Reorganization on August 7, 2017 (the “Merger Agreement”), pursuant to which an indirect wholly owned subsidiary of Galena, Galena Bermuda Merger Sub, Ltd., (“Merger Sub”), will merge with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Galena (the “Merger”). The Company and Merger Sub are both Bermuda exempted companies, and the Merger will also occur pursuant to a statutory merger agreement governed by Bermuda law (the “Bermuda Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement and the Bermuda Merger Agreement, at the effective time of the Merger, each outstanding common share of the Company (other than the common shares held or owned by Galena, the Company or Merger Sub, which will be cancelled without conversion or payment), will be converted into the right to receive shares of Galena common stock, based on an exchange ratio specified in the Merger Agreement (the “Exchange Ratio”). In connection with and immediately prior to the consummation of the Merger, and subject to obtaining the requisite stockholder approval, Galena intends to effect a reverse stock split of the outstanding shares of Galena common stock, at a ratio of not less than 1-for-10 and not greater than 1-for-30, with the exact ratio and effective time of the reverse stock split to be determined by the Galena board of directors and agreed upon by the Company and publicly announced by press release. The Exchange Ratio is determined pursuant to a formula in the Merger Agreement, and is subject to adjustment.

Immediately after the Merger, Galena security holders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena common stock, and the Company’s security holders are expected to own approximately 67.5% of the aggregate number of shares of Galena common stock, in each case calculated on a fully diluted basis for the continuing company and without taking into account the closing of a concurrent Regulation S offering/private placement of convertible notes and warrants by Galena, and except for the exclusion of 2,556,851 out-of-the money Galena warrants. Although the allocation percentage between the Company and Galena will remain the same, both the Company and Galena are subject to dilution from (i) any shares of Galena common stock issued in connection with a potential third party financing that the Company has consented to, (ii) any exercise of 2,556,851 out-of-the money Galena warrants and (iii) conversion of the convertible notes and exercise of the warrants to be issued by Galena in a concurrent Regulation S offering/private placement.

Upon closing of the Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the combined company are expected to continue trading on the NASDAQ Capital Market under a new ticker symbol, SLS. Although Galena will be considered the legal acquirer of the Company, it is expected that the Company will be considered the accounting acquirer of Galena and therefore the Merger is expected to be accounted for as a “reverse acquisition.”

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

1. Description of business and liquidity (continued)

Liquidity

Since its inception, the Company has devoted substantially all of its efforts to organizing the Company and raising capital, acquiring its drug development programs and preparing for and advancing its product candidates into clinical development.

The Company is subject to risks common to companies in the development stage, including, but not limited to successful development of therapeutics, obtaining additional funding, protection of proprietary therapeutics, compliance with government regulations, fluctuations in operating results, dependence on key personnel and collaborative partners, and risks associated with industry changes.

The Company has financed its operations to date primarily with the proceeds from equity contributions and the sale of convertible notes and other loans. The Company’s long-term success is dependent upon its ability to successfully develop and market any of its current or future product candidates, obtain additional capital when needed, earn revenue, and ultimately achieve profitable operations. The Company anticipates that it will be several years before its WT1 vaccine product candidate, GPS, is approved and the Company begins to generate revenue from sales; accordingly, management expects to incur substantial losses on the ongoing development of GPS and does not expect to achieve positive cash flows from operations for the foreseeable future.

The Company has incurred consolidated net losses since inception and has a consolidated accumulated deficit and total shareholders’ deficit at June 30, 2017 and December 31, 2016 of $40.9 million and $30.4 million, respectively. In addition, the Company has convertible debt outstanding of $6.0 million as of June 30, 2017, that is due on May 7, 2019, and total current liabilities of $3.3 million as of June 30, 2017. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

This going concern assumption is based on management’s assessment of the sufficiency of the Company’s current and future sources of liquidity considering whether or not is probable the Company will be able to meet its obligations as they become due through October 2018, and if not, whether liquidation of the Company is imminent. Management believes that the Company’s cash of $4.8 million as of June 30, 2017, will be sufficient to fund its planned operations until December 31, 2017. Substantial additional financing will be needed by the Company to fund its operations thereafter and to commercially develop any current or future product candidates.

The Company currently does not have any commitments to obtain additional funds and may be unable to obtain sufficient funding in the future on acceptable terms, if at all. However, management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: the Merger with Galena, private placements of equity and/or debt, payments from potential strategic research and development, licensing and/or marketing arrangements with pharmaceutical companies and public offerings of securities if the Merger is completed. There can be no assurance that these future funding efforts will be successful. If the Company cannot obtain the necessary funding, it will need to delay, scale back or eliminate some or all of its research and development programs; consider other various strategic alternatives, including a merger or sale; or cease operations. However, at this stage management does not believe liquidation of the Company is imminent.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

2. Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of June 30, 2017 and its results of operations and cash flows for the six months ended June 30, 2017 and 2016. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. The interim financial statements, presented herein, do not contain the required disclosures under GAAP for annual financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes as of and for the year ended December 31, 2016 and 2015, included elsewhere in this proxy statement/prospectus/consent solicitation statement. The unaudited condensed consolidated balance sheet as of December 31, 2016 has been derived from the Company’s 2016 annual consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, basis of preparation of these interim condensed consolidated financial statements (i.e. going concern), the accrual for research and development expenses, the valuation of common stock and restricted stock, and the grant date fair value of stock options. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from such estimates.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1 – Quoted prices in active markets that are accessible at the market date for identical unrestricted assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

U.S. GAAP requires disclosures of fair value information for certain financial instruments. For those financial instruments in which quoted market prices are not available, fair values are estimated by discounting future cash

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

2. Basis of presentation and summary of significant accounting policies (continued)

flows using current market rates or quoted market prices for similar obligations. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange.

At June 30, 2017 and December 31, 2016, the carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximated their estimated fair values due to the short-term nature of these financial instruments.

At June 30, 2017, the estimated fair value of the convertible debt was $ 5.9 million, which compared to a carrying value of $6.0 million. The fair value of the convertible debt is based on the discounted future cash flows using a discount rate derived from market interest rates based on the creditworthiness of the Company. The valuation of the convertible debt is classified within Level 3 of the hierarchy of fair value measurements.

Income taxes, including unrecognized tax benefits

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when, after consideration of all positive and negative evidence, it is not more likely than not that the Company’s deferred tax assets will be realizable. When considering uncertainty in income taxes, the Company recognizes the benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. Recognized tax positions are measured as the largest amount that is greater than 50 percent likely of being realized upon settlement. When and if the Company were to recognize interest and penalties related to unrecognized tax benefits, they would be reported as a component of income tax expense.

Risks and uncertainties

The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, third-party service providers such as contract research organizations and protection of intellectual property rights.

3. Collaboration and license agreements

MSK License Agreement

On May 25, 2017, the Company and MSK entered into an Amended and Restated Exclusive License Agreement (the “MSK A&R License Agreement”). Under the MSK A&R License Agreement, the Company expanded its license under the original MSK License Agreement, as amended, to include a license to commercially develop certain additional WT1 peptides through a program of exploiting certain patents and other rights covering such peptides.

The MSK A&R License Agreement, amongst others, added certain milestone payments for each additional patent licensed product as defined in the MSK A&R License Agreement, and amended the milestone payments due upon commencement of the Phase 3 AML and mesothelioma clinical trials from approximately $0.3 million to approximately $0.4 million. In consideration for the MSK A&R License Agreement, the Company issued 200 shares to MSK.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

3. Collaboration and license agreements (continued)

Pursuant to a side letter to the MSK A&R License Agreement, dated May 25, 2017 (the “MSK Side Letter”), MSK agreed to convert the next milestone payment of approximately $0.2 million, which would be due June 30, 2017, into shares in the next private bridge financing (described in Note 7). Further, in consideration for the MSK Side Letter, Dr. Angelos M. Stergiou (M.D., Sc.D. h.c.), the Company’s Chief Executive Officer, co-founder and Vice Chairman of the Board, assigned 350 of his shares to MSK, for which Dr. Stergiou received no cash payment.

Advaxis Collaboration Agreement

On February 24, 2017, the Company and Advaxis, Inc. (“Advaxis”) entered into a Research and Development Collaboration Agreement (the “Advaxis Agreement”), whereby both parties will collaborate in a research program to evaluate, through a “proof of principle” trial or trials (PoP Clinical Trial), a clinical candidate comprised of the combination of Advaxis’ proprietary Lm-based antigen delivery technology and the Company’s patented WT1 targeted heteroclitic peptide antigen mixture (Galinpepimut – S). The term of the Advaxis Agreement will expire upon the earlier of: (a) completion of the PoP Clinical Trial, (b) a decision by the parties to cease further development of the clinical candidate and (c) early termination of the Advaxis Agreement pursuant to the terms thereof.

The Advaxis Agreement provides for cost-sharing between the parties, with Advaxis being responsible for the costs of performing the research activities and filing any IND, cost-sharing for preparation of the IND, and SELLAS being responsible for the costs (exclusive of product costs) of conducting the PoP trial. SELLAS also agreed to make certain non-refundable milestone payments to Advaxis having an aggregate amount of up to $108.0 million, upon meeting certain clinical, regulatory and commercial milestones. In addition, if net sales exceed certain targets, the Company agreed to make non-refundable sales milestone payments up to $100.0 million and royalty payments based on specific royalty rates, with a maximum rate capped at a percentage rate in the low teens if net sales exceed $1.0 billion.

Management and Strategic Collaboration Agreement

On February 7, 2017, the Company and Equilibria Capital Management Limited (“Equilibria”), a company incorporated in Bermuda and a significant shareholder of the Company entered into an amendment of the Equilibria Collaboration Agreement (the “First Addendum to Equilibria Collaboration Agreement”). Under the First Addendum to Equilibria Collaboration Agreement, in the event that the Company enters into a reverse merger transaction in lieu of an initial public offering, the incentive fee to Equilibria will be 2% of the post-merger fully diluted market value of the Company immediately after the closing of the reverse merger transaction, payable in a combination of cash and shares of the Company. The cash payment will be based on the per share price equaling the intrinsic value of the Company’s shares in the reverse merger transaction. The share-based component of the incentive fee would be based on the post-closing fully diluted number of shares outstanding.

In August 2017, the Company and Equilibria further amended the Equilibria Collaboration Agreement to fix the compensation payable to Equilibria in connection with the completion of the Merger, described above in Note 1. Accordingly, the Company may issue to Equilibria 2,919 of its common shares, in lieu of cash, immediately prior to completion of the Merger, which shares would then convert into Galena Common Stock at the effective time of the Merger as payment in full of the 2% incentive fee due to Equilibria in connection with the Equilibria Collaboration Agreement. The Company may elect to pay this fee in cash, shares or a combination thereof.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

4. Convertible debt

2015 Convertible Term Notes (“2015 Notes”)

On April 2, 2015, the Company issued an aggregate of $1.5 million in principal amount of convertible term notes to certain shareholders of the Company (the “2015 Shareholder Notes”) and on May 7, 2015, the Company issued a convertible term note in the principal amount of $5.0 million to EQC Biotech Sely I Fund (“EQC Sely I Fund”), a related party of the Company (the “2015 Sely Note” and, together with the 2015 Shareholder Notes, the “2015 Notes”). The holders of the 2015 Shareholder Notes include two of the significant shareholders and founding investors of the Company, Drs. Angelos M. Stergiou (M.D., ScD h.c.) and Miltiadis Sougioultzoglou (M.D.). The 2015 Notes were issued at par and bear an interest rate of 8%. The 2015 Shareholder Notes matured on April 2, 2017 and the 2015 Sely Note originally matured on May 7, 2017.

The terms of the 2015 Notes are such that upon a qualified initial public offering (“IPO”) as defined in the 2015 Notes, the 2015 Notes are mandatorily convertible into equity at a pre-agreed price or a 30% discount to the IPO price. Given the contingency involved in the terms and the adjustable conversion ratio, the Company is unable to calculate the shares that the holders would receive upon conversion at the commitment date. As such, the Company will recognize a beneficial conversion feature, if any, when the contingency resolves. In the event that a mandatory conversion does not take place, the principal amount plus any accrued interest under the 2015 Shareholder Notes will be payable on maturity, whereas under the 2015 Sely Note, EQC Sely I Fund may elect to extend the maturity of such note through to May 7, 2019. The election under the 2015 Sely Note must be made in writing at least 30 days prior to May 7, 2017, the original maturity date.

In the event of a sale of the Company prior to completing an IPO, EQC Sely I Fund, as a holder of the 2015 Sely Note, may at its option, elect to either receive the principal plus accrued interest or to receive shares under the same conversion terms as described above (including a 5-year warrant to purchase up to 50% of the number of common shares into which the 2015 Sely Note converts).

On February 8, 2017, the Company entered into the Clarification and Amendment Agreement (the “2015 Notes Clarification and Amendment Agreement”), whereby the terms of the 2015 Notes were clarified to include the situations in which the 2015 Sely Note would automatically convert to include merger or reverse-merger transactions entered into by the Company, such as the Merger Agreement, described in Note 1.

On April 3, 2017, EQC Sely I Fund, an affiliate of Equilibria, exercised its option under the 2015 Sely Note and extended the maturity of the 2015 Sely Note to May 7, 2019. There were no other changes made to the terms of the 2015 Sely Note as a result of this extension.

In August 2017, the Company and EQC Sely I Fund further amended the 2015 Sely Note to agree the number of shares issuable upon consummation of the Merger. Accordingly, contingent upon and effective immediately prior to completion of the Merger, the Company will issue to EQC Sely I Fund 14,372 of its common shares and 5-year warrants to purchase 7,186 of its common shares at a post-Merger price equal to 105% of the volume weighted average price of Galena common stock for the 30 calendar days following the closing date of the Merger (described above in Note 1), in full satisfaction of the 2015 Sely Note.

During the six months ended June 30, 2017, the Company made $0.3 million and $0.2 million in principal and interest payments, respectively, to certain holders of the 2015 Shareholder Notes. The remaining outstanding principal and interest of $1.2 million and $0.1 million, respectively, was converted into 7,513 shares of the Company’s common stock.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

5. Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	June 30, 2017	December 31, 2016
Compensation and related benefits	$108	$249
Accounting and professional fees	155	186
Research and development costs	1,756	2,496
License related costs	244	166
Legal fees	892	641
Business and development	12	84
Other	48	185

	$3,215	$4,007

6. Stock-based compensation

On November 1, 2016, the Board of Directors approved the Company’s Stock Incentive Plan #1 (the “Plan”) under which 4,310 shares were reserved for issuance. As of June 30, 2017, there were 210 available shares under the Plan for future issuances.

In accordance with the Plan, the Company’s employees, directors and consultants are eligible to receive non-qualified and incentive stock options and RSUs. The stock options generally vest over a 3-year period and expire 10 years from the date of the grant.

For the six months ended June 30, 2017 and 2016, the Company recognized stock-based compensation expense related to the issuance of equity awards to employees and non-employees in the consolidated interim statements of operations as follows (in thousands):

	2017	2016
Research and development	$186	$—
General and administrative	2,323	—

	$2,509	$—

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

6. Stock-based compensation—(Continued)

Stock Options

There were no stock options granted during the six months ended June 30, 2017 and 2016.

A summary of employee and non-employee option activity under the Plan is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of January 1, 2017	1,257	$2,329	9.9	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled or forfeited	(52)	2,239	—	—

Balance as of June 30, 2017	1,205	$2,329	9.4	$—

Vested and exercisable – June 30, 2017	—	—	—	—

Options vested and expected to vest – June 30, 2017	1,205	$2,329	9.4	$—

The fair value is being expensed over the vesting period of the options (generally 3 years) on a straight-line basis as the services are being provided. As of June 30, 2017 the Company had approximately $1.4 million of unamortized compensation cost relating to employee and non-employee unvested stock options that is expected to be amortized over a weighted average remaining period of 1.6 years. Stock compensation costs have not been capitalized by the Company.

RSUs with time-based conditions

Certain of the RSUs vest over a specified period of time, either ratably over three years from the date of issuance subject to the grantee’s continued service with the Company or in its entirety at the end of a required service period.

RSU activity for the RSUs with only a time-based condition for the six months ended June 30, 2017 was as follows:

	Number of non-vested RSUs	Weighted average grant-date fair value
Balance as of January 1, 2017	1,054	$2,329
Granted	1,323	609
Vested	—	—

Balance as of June 30, 2017	2,377	$1,372

At June 30, 2017 there was $1.8 million of unamortized compensation cost related to unvested RSUs with only a time-based condition that will be recognized as an expense over a weighted-average period of 1.3 years.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

6. Stock-based compensation—(Continued)

RSUs with time-based and performance-based conditions

In addition to the RSUs with time-based conditions, the Company granted RSUs subject to both time-based and performance-based vesting conditions to certain of its employees and non-employees pursuant to the Plan. These RSUs vest based on both (i) continued service either over a three-year measurement period or at the end of the required service period and (ii) the achievement of a liquidity event. The vesting dates for these RSUs are January 1, 2018, January 1, 2019, January 1, 2020 or February 27, 2018. The liquidity event, as defined in the relevant RSU grant agreements, will be satisfied upon the earlier of either: a) change of control or b) a qualified IPO.

RSU activity for the RSUs with both time-based and performance-based conditions for the six months ended June 30, 2017 was as follows:

	Number of non-vested RSUs	Weighted average grant-date fair value
Balance as of January 1, 2017	466	$2,329
Granted	—	—
Vested	—	—

Balance as of June 30, 2017	466	$2,329

The Company recognizes compensation expense related to these RSUs when the liquidity event is deemed probable. As such, no compensation expense was recorded during the six months ended June 30, 2017, as the liquidity event is outside the Company’s control and not deemed probable until it occurs.

7. Share capital

The Company’s share capital consists of common shares with a par value of $10.00 per share. Holders of common shares are entitled to one vote for each share held. As of June 30, 2017 and December 31, 2016, the Company had 73,662 and 28,830 common shares outstanding, respectively.

On June 13, 2017, the Board of Directors approved a $7.3 million capital increase (the “Bridge Financing”), pursuant to which an aggregate of 42,395 shares were issued at a price per share equal to approximately $172.23.

As part of the Bridge Financing, an aggregate of $1.3 million (7,513 shares) was subscribed by certain shareholders who are also the holders of the 2015 Shareholder Notes. The cash proceeds were used to partially offset the principal and cumulative accrued interest due on the 2015 Shareholder Notes. Following the Bridge Financing, the Company extinguished in cash its remaining obligations on the 2015 Shareholder Notes, which included $0.3 million of principal and $0.2 million of cumulative accrued interest as of June 21, 2017.

The above events were considered to be an induced conversion and in extinguishment of the 2015 Shareholder Notes the Company realized a loss of $3.1 million. The Company considered the extinguishment to be a capital transaction and it was therefore recorded in the Company’s interim condensed consolidated statement of shareholders’ deficit.

SELLAS Life Sciences Group Ltd and subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(expressed in U.S. Dollars, except share and per share amounts)

7. Share capital—(Continued)

Under the same valuation terms as the Bridge Financing, the Company issued 871 shares to MSK in cancellation of a $0.2 million milestone payment due June 30, 2017, as contemplated by the MSK Side Letter. In addition, the Company issued 684 shares in cancellation of a $0.1 million Equilibria management fee that was payable for March to June 2017, and 642 shares in cancellation of net compensation of $0.1 million due to Dr. Stergiou (M.D., Sc.D. h.c.), the Company’s Chief Executive Officer, co-founder and Vice Chairman of the Board.

In extinguishment of the payables to Equilibria, the Company realized a loss of $0.3 million. The loss was recorded in the Company’s consolidated interim statement of shareholders’ deficit as it was considered to be a capital transaction. In extinguishment of the payable to MSK and Dr. Stergiou, the Company realized a loss of $0.4 million and $0.2 million, respectively. The loss was recognized as research and development expense and compensation expense, respectively, in the Company’s consolidated interim statements of operations.

8. Subsequent events

The Company has evaluated subsequent events occurring through October 27, 2017, the date that these unaudited condensed interim consolidated financial statements were issued, and determined that the following subsequent events require disclosure in the Company’s unaudited interim condensed consolidated financial statements:

Memorial Sloan Kettering Cancer Center – Amended and Restated License

On October 11, 2017, the Company and MSK entered into a second Amended and Restated Exclusive License Agreement (the “Second MSK A&R License Agreement”). Under the Second MSK A&R License Agreement, the Company and MSK extended the dates for the Company to have obtained necessary financing, and certain milestone dates, in exchange for increased milestone payments, clarification regarding MSK’s anti-dilution rights, and termination of the MSK Side Letter dated May 25, 2017. In connection with the MSK A&R License Agreement, the Company agreed to issue 1,700 shares to MSK.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement does not give effect to the proposed Reverse Stock Split described in Galena Proposal No. 3, beginning on page 146 in this proxy statement/prospectus/consent solicitation statement.

The following unaudited pro forma condensed combined financial statements give effect to the Merger and was prepared in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”). Although Galena is considered the legal acquirer of SELLAS, for accounting purposes, SELLAS is considered to be acquiring Galena in the Merger. Consequently, this transaction will be accounted for as a reverse acquisition.

SELLAS was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including:

•	immediately after the Merger, Galena securityholders immediately prior to the effective time of the Merger are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, and SELLAS securityholders are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and the Significantly Out-of-the-Money Galena Warrants; and

•	directors appointed by SELLAS will hold a majority of board seats in the post-Merger continuing company.

The reverse acquisition transaction is considered a business combination and therefore will be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”). Under the acquisition method of accounting for purposes of these unaudited pro forma condensed combined financial statements, management of Galena and SELLAS have determined a preliminary estimated purchase price, calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The Galena assets acquired and liabilities assumed in connection with the transaction are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the actual net assets of Galena that exist as of the date of completion of the transaction.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 assumes that the Merger took place on June 30, 2017 and combines the historical balance sheets of Galena and SELLAS as of such date. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 assumes that the Merger took place as of January 1, 2016, and combines the historical results of Galena and SELLAS for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively. The historical financial statements of Galena and SELLAS, which are included elsewhere in this proxy statement/prospectus/consent solicitation statement have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the continuing company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of the amount of cash used for

Galena’s operations prior to the closing of the Merger, changes in the fair value of a share of Galena Common Stock, the timing of the closing of the Merger, and other changes in Galena’s assets and liabilities that occur prior to the completion of the Merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Galena and SELLAS been a combined company during the specified periods.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Galena and SELLAS historical financial statements included elsewhere in this proxy statement/prospectus/consent solicitation statement.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2017

(in thousands of U.S. Dollars)

	Galena	SELLAS	Pro Forma Merger Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$18,073	$4,765	$—		$22,838
Restricted cash	13,597	85	—		13,682
Prepaid expenses and other current assets	434	100	—		534
Current assets of discontinued operations	189	—	(189	)A	—

Total current assets	32,293	4,950	(189)		37,054
Equipment and furnishings, net	148	—	—		148
In-process research and development	12,864	—	(764	)B	12,100
GALE 401 rights	9,255	—	(1,155	)B	8,100
Goodwill	5,898	—	3,361	B	9,259
Deposits and other assets	96	—	—		96
Deferred tax assets	—	35	—		35

Total assets	$60,554	$4,985	$1,253		$66,792

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$385	$3,203	$—		$3,588
Accrued expenses and other current liabilities other	2,634	12	8,077	C	10,723
Income tax payable	—	154	—		154
Litigation settlement payable	1,300	—	—		1,300
Fair value of warrants potentially settleable in cash	8,510	—	—		8,510
Current portion of convertible debt	—	120	(120	)D	—
Current portion of long-term debt	13,025	—	—		13,025
Current liabilities of discontinued operations	8,685	—	(8,685	)A	—

Total current liabilities	34,539	3,489	(728)		37,300

Convertible debt, net of current portion	—	5,860	(5,860	)D	—
Deferred tax liability	5,661	—	2,419	E	8,080
Contingent purchase price consideration	1,227	—	—		1,227

Total liabilities	41,427	9,349	(4,169)		46,607

Stockholders’ equity (deficit):
Preferred stock	—	—	—		—
Common stock	4	736	(724	)F,G	16
Additional paid-in capital	346,026	35,845	(321,447	)F,G	60,424
Accumulated deficit	(323,054)	(40,945)	323,744	F,G	(40,255)
Less treasury shares at cost	(3,849)	—	3,849	F,G	—

Total stockholders’ equity (deficit)	19,127	(4,364)	5,422		20,185

Total liabilities and stockholders’ equity (deficit)	$60,554	$4,985	$1,253		$66,792

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2017

(in thousands of U.S. Dollars, except share and per share data)

	Galena	SELLAS	Pro Forma Merger Adjustments		Pro Forma Combined
OPERATING EXPENSES:
Research and development	$4,406	$4,011	$—		$8,417
General and administrative	5,593	5,925	—		11,518

Total operating expenses and loss from operations	(9,999)	(9,936)	—		(19,935)

Non-operating income (expense)
Litigation settlements	(1,300)	—	—		(1,300)
Change in fair value of warrants potentially settleable in cash	3,707	—	—		3,707
Interest expense, net	(1,660)	(258)	201	D	(1,717)
Other expenses	—	(182)	—		(182)
Net foreign exchange losses	—	(21)	—		(21)
Change in fair value of the contingent purchase price liability	(132)	—	—		(132)

Loss before income taxes	(9,384)	(10,397)	201		(19,580)

Income tax expense	—	117	—		117
Net loss	$(9,384)	$(10,514)	$201		$(19,697)

Basic net loss per share	$(0.29)				$(0.19)

Weighted-average common shares outstanding, basic	31,944,243				105,915,603	H

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands of U.S. Dollars, except share and per share data)

	Galena	SELLAS	Pro Forma Merger Adjustments		Pro Forma Combined
OPERATING EXPENSES:
Research and development	$19,860	$11,395	$—		$31,255
General and administrative	12,007	4,593	—		16,600

Total operating expenses and loss from operations	(31,867)	(15,988)	—		(47,855)

Non-operating income (expense)
Litigation settlements	(2,750)	—	—		(2,750)
Change in fair value of warrants potentially settleable in cash	22,220	—	—		22,220
Interest expense, net	(3,508)	(1,166)	395	D	(4,279)
Other expenses	—	(422)	—		(422)
Net foreign exchange losses	—	(104)	—		(104)
Change in fair value of the contingent purchase price liability	5,047	—	—		5,047

Loss before income taxes	(10,858)	(17,680)	395		(28,143)
Income tax expense	243	1	—		244

Net loss	$(11,101)	$(17,681)	$395		$(28,387)

Basic net loss per share	$(1.11)				$(0.30)

Weighted-average common shares outstanding, basic	9,958,802				95,138,284	H

See accompanying notes to the unaudited pro forma condensed combined financial statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of Transaction and Basis of Presentation

Description of Transaction

On August 7, 2017, Galena Biopharma, Inc., a Delaware corporation (“Galena”), SELLAS Life Sciences Group Ltd, a Bermuda exempted company (“SELLAS”), Sellas Intermediate Holdings I, Inc., a Delaware corporation and a wholly owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings I (“Holdings II”) and Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and a wholly owned subsidiary of Holdings II (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SELLAS, with SELLAS becoming an indirect wholly owned subsidiary of Galena and the surviving corporation of the merger (the “Merger”). SELLAS and Merger Sub are both Bermuda exempted companies, and the Merger will also occur pursuant to a statutory merger agreement governed by Bermuda law (the “Bermuda Merger Agreement”). The SELLAS shareholders and Galena will treat the Merger as a taxable sale and purchase of the shares of SELLAS for all U.S. federal, state and local income tax purposes unless otherwise required by applicable legal requirements. The Merger is not expected to be a taxable transaction to stockholders of Galena, and the shares of Galena common stock, par value $0.0001 per share (the “Galena Common Stock”), held by Galena stockholders will remain outstanding after the Merger.

Subject to the terms and conditions of the Merger Agreement, and the Bermuda Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of SELLAS (excluding SELLAS shares held by Galena, Merger Sub or SELLAS and dissenting shares, which will be cancelled without conversion or payment) will be converted into the right to receive shares of Galena Common Stock based on an exchange ratio specified in the Merger Agreement (the “Exchange Ratio”) after giving effect to the reverse stock split and (b) each outstanding SELLAS stock option and restricted stock unit, or RSU, award will be assumed by Galena. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio would be approximately 1,249.9650 pre-split shares of Galena Common Stock for each SELLAS Share. No fractional shares will be issued in connection with the Merger and Galena will pay cash in lieu of any such fractional shares. Immediately following the Effective Time, (a) Galena stockholders immediately prior to the Effective Time are expected to own approximately 32.5% of the aggregate number of shares of Galena Common Stock, (b) SELLAS shareholders immediately prior to the Effective Time are expected to own approximately 67.5% of the aggregate number of shares of Galena Common Stock, in each case calculated on a fully diluted basis for the continuing company, except for the exclusion of the impact of a potential third party financing consented to by SELLAS and 2,556,851 out-of-the money Galena warrants (the “Significantly Out-of-the-Money Galena Warrants”). Although the allocation percentage between SELLAS and Galena will remain the same, both SELLAS and Galena are subject to dilution from (i) any shares of Galena Common Stock issued in connection with a potential third party financing that SELLAS has consented to and (ii) any exercise of 2,556,851 out-of-the money Galena warrants.

Upon closing of the Merger, the name of the combined company will become SELLAS Life Sciences Group, Inc. and shares of the continuing company are expected to continue trading on the NASDAQ Capital Market under a new ticker symbol, SLS.

Basis of Presentation

The unaudited pro forma condensed combined financial statements uses the historical financial statements of Galena and SELLAS, which are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and include pro-forma adjustments to present the pro forma financial position and results of operations of the combined companies pursuant to the rules and regulations of Article 11 of Regulation S-X of the Securities and Exchange Commission (“SEC”).

For the purposes of the unaudited pro forma condensed combined financial statements, the accounting policies of Galena and SELLAS are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 4, “Pro Forma Adjustments.”

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the Merger had been completed on June 30, 2017. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 assumes that the Merger took place as of January 1, and combines the historical results of Galena and SELLAS for the six months ended June 30, 2017, and for the year ended December 31, 2016, respectively. Based on the terms of the Merger, SELLAS, the foreign private issuer, is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a business combination in accordance with U.S. GAAP. Accordingly, the assets and liabilities of SELLAS will be reported as of the Merger closing date at their respective historical carrying values and the acquired net assets of Galena will be recorded as of the Merger closing date at their fair values. For the purpose of these unaudited pro forma condensed combined financial statements, management of SELLAS and Galena have determined a preliminary estimated purchase price for the business combination, and such amount has been calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net assets acquired in connection with the transaction are at their estimated fair values. A final determination of these estimated fair values will be based on the actual net acquired assets of Galena as of the Merger closing date.

2. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the closing of the transaction, Galena will issue to SELLAS shareholders a number of shares of Galena Common Stock representing approximately 67.5% of the outstanding shares of common stock of the continuing company resulting in Galena retaining the remaining 32.5% of the outstanding shares of common stock. The estimated preliminary purchase price, which represents the consideration transferred to Galena equity holders in the reverse transaction is calculated based on the number of shares of common stock of the continuing company that Galena equity holders will own as of the closing of the transaction. The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $17.9 million, which consists of the following (in thousands of U.S. Dollars except for share and per share amounts):

Estimated fair value of Galena shares outstanding(1)	$15,517
Estimated fair value of Galena warrants assumed	2,350
Estimated fair value of Galena stock options assumed	12

Total preliminary estimated purchase price	$17,879

(1)	The estimated purchase price was based on the closing price of Galena Common Stock on October 25, 2017. The requirement to base the final purchase price on the number of shares of Galena Common Stock outstanding and the price as of the Merger closing date could result in goodwill, different from that assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. A 10% increase (decrease) to the Galena Common Stock share price would increase (decrease) the purchase price by $1.6 million, with a corresponding change to the goodwill. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the Effective Time of the Merger and the final valuation could differ significantly from the current estimate.

3. Effect of fluctuation of Galena Common Stock price per share from pro forma measurement date to Merger closing date

The following table illustrates the effect of change in price in Galena Common Stock and the resulting impact on the estimated total purchase price and estimated goodwill (in thousands of U.S. Dollars except for share and per share amounts):

Change in stock price	Stock price	Estimated purchase price	Estimated goodwill
Increase of 10%	$0.39	$19,431	$7,705
Decrease of 10%	$0.32	16,327	4,601
Increase of 20%	$0.42	20,982	9,256
Decrease of 20%	$0.28	14,775	3,049
Increase of 30%	$0.46	22,534	10,808
Decrease of 30%	$0.25	13,224	1,498
Increase of 50%	$0.53	25,637	13,911
Decrease of 50%	$0.18	10,120	(1,606)

The number of shares of common stock Galena will issue to SELLAS shareholders, for purposes of these unaudited pro forma condensed combined financial statements, is calculated pursuant to the terms of the Merger Agreement based on Galena’s Common Stock outstanding as of October 25, 2017, as follows:

Shares of Galena Common Stock outstanding as of October 25, 2017	44,333,877
Warrants outstanding (excluding 2,556,851 out-of-the-money warrants)	17,000,000
Options outstanding	443,272

Fully diluted securities outstanding for exchange	61,777,149
Ownership by Galena	32.5%

Shares issuable to SELLAS shareholders	128,306,386

Under the acquisition method of accounting, the total purchase price and the acquired tangible and intangible assets and assumed liabilities of Galena are recorded based on their estimated fair values as of the transaction closing date. The excess of the consideration paid over the estimated fair values of net assets acquired will be recorded as goodwill on the unaudited condensed combined consolidated balance sheet.

The allocation of the total preliminary estimated purchase price to the acquired assets and liabilities assumed as of June 30, 2017, based on the estimated fair value of Galena’s common stock as of October 25, 2017 is as follows (in thousands of U.S. Dollars):

Cash and cash equivalents	$18,073
Restricted cash	13,597
Prepaid expenses and other current assets	434
Equipment and furnishings, net	148
In-process research and development	12,100
GALE 401 rights	8,100
Goodwill	6,153
Deposits and other assets	96
Current liabilities	(25,854)
Noncurrent liabilities	(14,968)

Net assets acquired	$17,879

The fair value estimates are preliminary because the proposed Merger has not yet been completed. Identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, the continuing company assumed that all assets will be used in a manner that represents the highest and best use of those assets.

Identifiable intangible assets acquired include the following in-process research and development:

In-Process Research and Development (NeuVax Combo)	$9,300
In-Process Research and Development (GALE 301/302)	2,800
GALE 401	8,100

$20,200

The fair value of the acquired in-process research and development is based on management’s preliminary valuation as of October 25, 2017 and represent incomplete research and development projects at Galena. Management estimated the fair value of GALE 401 and NeuVax Combo using the income approach, including the application of probability factors related to the likelihood of success of GALE 401 or NeuVax Combo reaching final development and commercialization. It also took into consideration information and certain program-related documents and forecasts prepared by management. The estimated fair value of GALE 301/302 was determined using the cost approach given its earlier stage development and the lack of financial information available as of the valuation date.

The fair value of in-process research and development is capitalized as of the acquisition date and is subsequently accounted for as indefinite-lived intangible assets until completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the completion of the Acquisition, these assets will not be amortized into earnings; instead, these assets will be subject to periodic impairment testing. Upon successful completion of the development process for an acquired in-process research and development project, determination as to the useful life of the asset will be made. The asset would then be considered a finite-lived intangible asset and amortization of the asset into earnings would begin over the remaining estimated useful life of the asset.

Goodwill represents the excess of the preliminary acquisition consideration over the estimated fair values of net assets acquired. Goodwill will not be amortized but will be tested for impairment at least annually or whenever certain indicators of impairment are present. In the future, if it is determined that goodwill is impaired, an impairment charge would be recorded at that time. Qualitative factors supporting the recognition of goodwill due to the Merger include the continuing company’s anticipated enhanced ability to secure additional capital and gain access to capital market opportunities as a public company and the potential value created by having a more well-rounded clinical development portfolio by adding the earlier stage products acquired in the Merger to the continuing company’s later stage product portfolio. The goodwill will not be deductible for income tax purposes.

The final determination of the fair value estimates is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date. The final amounts recorded for the assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the continuing company.

Based on SELLAS management’s review of Galena’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Galena to conform to the accounting policies of SELLAS are not expected to be significant.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

A	Reflects the elimination of the assets and liabilities attributable to Abstral (fentanyl) Sublingual Tablets and Zuplenz (ondansetron) Oral Soluble Film commercial products that were sold.

B	Reflects the adjustment of historical goodwill and intangible assets to their fair values as a result of the transaction:

	In-process research and development	GALE-401 rights	Goodwill	Total
Estimated fair values	$12,100	$8,100	$6,153	$26,353
Elimination of Galena transaction costs	—	—	3,106	3,106
Historical carrying values	(12,864)	(9,255)	(5,898)	(28,017)

Pro forma adjustments	$(764)	$(1,555)	$3,361	$1,442

C	Reflects the accrual for transaction costs incurred subsequent to June 30, 2017 in connection with the acquisition of Galena:

Transaction costs incurred by Galena	$3,106
Transaction costs incurred by SELLAS	4,971

Total transaction cost incurred	$8,077

Included in the accruals for $4.971 million transaction costs incurred by SELLAS are severance amounts of $1.7 million which relate to payments to Galena employees that are expected to be paid prior to the closing of the transaction and recorded as compensation expense in the post-combination period. Such amounts are excluded from the pro forma adjustments to the statement of operations given these are non-recurring expenses.

D	In July 2017, the current portion of debt was converted into shares of SELLAS. SELLAS and EQC Sely I Fund have agreed to further amend the 2015 Sely Note to agree the number of shares issuable upon consummation of the Merger. Accordingly, contingent upon and effective immediately prior to completion of the Merger, SELLAS will issue to EQC Sely I Fund 14,372 of its common shares and 5-year warrants to purchase 7,616 of SELLAS’ common shares at a post-Merger price equal to 105% of the volume weighted average price of Galena Common Stock for the 30 calendar days following the closing date of the Merger, in full satisfaction of the 2015 Sely Note. The pro forma adjustment also reflects the elimination of the related interest expense upon conversion:

	As of June 30, 2017	Year ended December 31, 2016	Six months ended June 30, 2017
Principal and accrued interest	$(5,980)	$—	$—
Interest expense	—	(395)	(201)

Pro forma adjustments	$(5,980)	$(395)	$(201)

E	Reflects the recording of a deferred tax liability related to the acquired in-process research and development assets:

Acquired in-process research and development assets estimated fair values	$20,200
Tax rate	40%

Deferred tax liability	8,080
Historical carrying value of deferred tax liability	(5,661)

Pro forma adjustment	$2,419

F	Reflects the elimination of Galena’s historical equity

	Common Stock		Additional paid-in capital	Accumulated deficit	Treasury stock
	Shares	Amount
Historical Galena equity as of June 30, 2017	(37,469,274)	$(4)	$(346,026)	$323,054	$3,849

Pro forma adjustments	(37,469,274)	$(4)	$(346,026)	$323,054	$3,849

G	Reflects the effect of the Merger as of June 30, 2017 which includes the adjustment to SELLAS shares, elimination of Galena discontinued operations and deferred tax liability, and the elimination of Galena’s historical equity and the issuance of shares in connection with the acquisition:

	Common Stock		Additional paid-in capital	Accumulated deficit
	Shares	Amount
Shares held by SELLAS upon consummation of the merger	118,961,647	$12	$(12)	$—
Historical SELLAS shares outstanding	(73,622)	(736)	732	—
Conversion of SELLAS convertible debt	—	—	5,980	—
Elimination of Galena’s deferred tax liability	—	—	—	5,661
Preliminary purchase price consideration	44,333,877	4	17,879	—
Accrual for merger related transaction costs	—	—	—	(4,971)

Pro forma adjustments	163,221,902	$(720)	$24,579	$690

Shares held by SELLAS upon consummation of the Merger were determined as follows:

Shares issuable to SELLAS	128,306,386
Less: Unexercised SELLAS warrants outstanding	(8,982,249)
Less: Shares available for future issuance under SELLAS equity incentive plan	(362,490)

118,961,647

H	To reflect additional shares issued as a result of the Merger and the conversion of debt issued by SELLAS which amounts will be determined subject to the closing of the transaction.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among

GALENA BIOPHARMA, INC.,

SELLAS INTERMEDIATE HOLDINGS I, INC.,

SELLAS INTERMEDIATE HOLDINGS II, INC.,

GALENA BERMUDA MERGER SUB, LTD.,

and

SELLAS LIFE SCIENCES GROUP LTD

Dated as of August 7, 2017

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

(continued)

Schedules:

Galena Disclosure Schedule

Sellas Disclosure Schedule

Schedule A	Persons Executing Sellas Stockholder Support Agreements
Schedule B	Persons Executing Galena Stockholder Support Agreements
Schedule 5.6(a)	Terminated Galena Associate Payments
Schedule 5.14	Galena Officers at the Effective Time
Schedule 5.17	Investor Agreements
Schedule 8.4	Terminated Contracts
Schedule 8.7	Liabilities
Exhibits:
Exhibit A	Definitions
Exhibit B	Bermuda Merger Agreement

A-v

(continued)

Page

Exhibit C	Form of Sellas Stockholder Support Agreement
Exhibit D	Form of Galena Stockholder Support Agreement
Exhibit E	2017 Equity Incentive Plan
Exhibit F	2017 Employee Stock Purchase Plan
Exhibit G	Galena Bylaw Amendment
Exhibit H	Galena Additional Certificate of Incorporation Amendment

A-vi

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 7, 2017, by and among Galena Biopharma, Inc., a Delaware corporation (“Galena”), Sellas Intermediate Holdings I, Inc., a Delaware corporation and a wholly-owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings I (“Holdings II”), Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Holdings II (“Merger Sub”), and SELLAS Life Sciences Group Ltd, a Bermuda exempted company (“Sellas”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.        Galena, Holdings I, Holdings II, Merger Sub and Sellas intend to effect a merger of Merger Sub with, and into, Sellas, with Sellas as the surviving company (the “Merger”) in accordance with this Agreement, the Bermuda Merger Agreement and the Companies Act. Upon consummation of the Merger, Merger Sub will cease to exist, and Sellas will become a wholly-owned indirect subsidiary of Galena and the issued and outstanding shares of Sellas will be converted into the right to receive the consideration described in this Agreement.

B.        The Galena Board of Directors has: (i) determined that the Merger is advisable and in the best interests of Galena and the Galena Stockholders; (ii) determined that the Merger consideration is fair to Galena, and the consideration to be received in exchange for the issuance of Galena Common Stock in the Merger exceeds the aggregate par value of the Galena Common Stock to be issued in the Merger; (iii) approved this Agreement, the Bermuda Merger Agreement, the Merger, the Galena Stockholder Matters, the Other Galena Stockholder Matters and the Contemplated Transactions; (iv) determined to recommend that the Galena Stockholders vote to approve (a) the Galena Stockholder Matters and the Other Galena Stockholder Matters; and (v) approved the Galena Stockholder Support Agreements and the transactions contemplated thereby.

C.        The board of directors of Merger Sub has: (i) approved the Merger; (ii) determined that the Merger is in the best interests of Merger Sub and Holdings II, its sole shareholder; (iii) approved the execution, delivery and performance of this Agreement and the Bermuda Merger Agreement; and (iv) approved the Contemplated Transactions.

D.        The Sellas Board of Directors (i) has determined that the Merger is advisable and fair to, and in the best interests of, Sellas and the Sellas Stockholders, (ii) has deemed advisable and approved the Sellas Stockholder Matters and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Sellas Stockholders vote to approve the Sellas Stockholder Matters, including the Bermuda Merger Agreement and thereby, the Merger.

E.        In order to induce Galena and its subsidiaries to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Sellas and the Sellas Stockholders, in each case, listed on Schedule A hereto are executing concurrently with the execution and delivery of this Agreement support agreements in favor of Galena in the form substantially attached hereto as Exhibit C (the “Sellas Stockholder Support Agreements”).

F.        In order to induce Sellas to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Galena listed on Schedule D hereto are executing support agreements in favor of Sellas concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit D (the “Galena Stockholder Support Agreements”).

G.        It is expected that within five Business Days after the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act, Sellas will deliver the Sellas Stockholder Written Consent.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1.

DESCRIPTION OF TRANSACTION

1.1        Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Bermuda Merger Agreement and in accordance with the Companies Act, at the Effective Time, (a) Merger Sub shall be merged with and into Sellas, and (b) the separate existence of Merger Sub shall cease and Sellas will continue its corporate existence under the Companies Act as the surviving company of the Merger (the “Surviving Company”).

1.2        Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Bermuda Merger Agreement and in the applicable provisions of the Companies Act. As a result of the Merger, Sellas will become a wholly-owned indirect subsidiary of Galena.

1.3        Closing; Effective Time.

(a)        Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, Article 7 and Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Paul Hastings LLP, 101 California Street, Forty-Eighth Floor, San Francisco, CA 94111, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6, Article 7 and Article 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Galena and Sellas may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” On or prior to the Closing Date, Galena, Merger Sub and Sellas will cause (a) the Bermuda Merger Agreement to be executed and delivered and (b) an application for registration of the Merger (the “Merger Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and will cause the Merger to become effective pursuant to the Companies Act. The Merger will become effective on the date shown in the certificate of Merger issued by the Registrar (the time as of which the Merger becomes effective being referred to as the “Effective Time”). The name of the Surviving Company shall be “SELLAS Life Sciences Group Ltd”.

(b)        Galena, Merger Sub and Sellas acknowledge and agree that for purposes of the laws of Bermuda, the Merger shall constitute a “merger” in accordance with S.104H of the Companies Act. From and after the Effective Time, under the Companies Act, by virtue of the Merger and without any further act or deed by the parties, (a) the merger of Merger Sub with, and into, Sellas and the vesting of their undertakings, property and liabilities in the Surviving Company shall become effective, (b) the property of each of Merger Sub and Sellas shall become the property of the Surviving Company, (c) the Surviving Company shall be liable for the obligations and liabilities of each of Merger Sub and Sellas and any existing cause of action, claim or prosecution against or liability of Merger Sub and Sellas shall not be affected, (d) any civil, criminal or administrative action or proceeding pending by or against Merger Sub or Sellas may be prosecuted by or against Surviving Company and (e) a conviction against, or ruling, order or judgment in favor of or against, Merger Sub or Sellas may be enforced by or against the Surviving Company.

1.4        Memorandum of Association and Bye-laws; Directors and Officers. From and after the Effective Time:

(a)        the memorandum of association of the Surviving Company shall be the memorandum of association of Sellas in effect immediately prior to the Effective Time until thereafter amended as provided by the laws of the Surviving Company;

(b)        the certificate of incorporation of Galena shall be the certificate of incorporation of Galena immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Galena shall file one or more amendments to its certificate of incorporation, to the extent approved by the holders of Galena Common Stock as contemplated by Section 5.3, to (i) change the name of Galena to “SELLAS Life Sciences Group, Inc.” and (ii) make such other changes as are mutually agreeable to Galena and Sellas;

(c)        the bye-laws of the Surviving Company shall be those of Sellas immediately prior to the Effective Time until thereafter amended in accordance with the bye-laws of the Surviving Company;

(d)        at the Effective Time, the bylaws of Galena as they exist on the date of this Agreement shall, to the extent approved by the holders of Galena Common Stock as contemplated by Section 5.3, be amended by the Galena Bylaw Amendment; and

(e)        the directors and officers of the Surviving Company and the directors and officers of Galena shall be the directors and officers set forth in Schedule 5.14 or as otherwise determined by Sellas with respect to the directors and officers of the Surviving Company or as otherwise determined by Sellas and Galena in accordance with Section 5.14 with respect to the directors and officers of Galena.

1.5        Conversion of Sellas Securities and Issuance of Warrants.

(a)        At the Effective Time, by virtue of the Merger and without any further action on the part of Galena, Merger Sub, Sellas or any Sellas Stockholder:

(i)        each Sellas Share held as treasury shares or held or owned by Sellas, any Sellas Subsidiary, Galena, or Merger Sub, immediately prior to the Effective Time shall be cancelled automatically and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)        subject to Section 1.5(c), each Sellas Share issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to Section 1.5(a)(i)), shall be cancelled and converted into the right to receive a number of shares of Galena Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)        If any Sellas Shares issued and outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Sellas, then the shares of Galena Common Stock issued in exchange for such Sellas Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry shares of Galena Common Stock shall accordingly be marked with appropriate legends. Sellas shall take all actions that may be necessary to ensure that, from and after the Effective Time, Galena is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)        No fractional shares of Galena Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Subject to Section 1.7, any holder of Sellas Shares who would otherwise be entitled to receive a fraction of a share of Galena Common Stock (after aggregating all fractional shares of Galena Common Stock issuable to such holder) shall, in lieu of such fraction of a share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Galena Common Stock on The NASDAQ Capital Market (or such other market on which the Galena Common Stock then trades) on the date the Merger becomes effective.

(d)        All Sellas Options outstanding immediately prior to the Effective Time under the Sellas Incentive Plan and all Sellas Warrants outstanding immediately prior to the Effective Time shall be cancelled and converted into options to purchase Galena Common Stock or warrants to purchase Galena Common Stock, as applicable, in accordance with Section 5.5.

(e)        All Sellas RSUs outstanding immediately prior to the Effective Time under the Sellas Incentive Plan shall be assumed by Galena and converted to restricted stock units to purchase Galena Common Stock in accordance with Section 5.5.

(f)        Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and nonassessable share of the Surviving Company.

(g)        If, between the time of calculating the Exchange Ratio and the Effective Time, the issued and outstanding shares of Sellas Shares or Galena Common Stock have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the NASDAQ Reverse Split to the extent either such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Sellas Shares, Sellas Options, Sellas RSUs and Sellas Warrants the same economic effect as contemplated by this Agreement prior to such event.

(h)        The Sellas Convertible Note shall be treated in accordance with the terms of the Sellas Convertible Note, as amended by the Clarification and Amendment Agreement dated February 8, 2017, and as further amended by the Second Amendment Agreement, dated as of August 2, 2017, as in effect on the date hereof.

1.6        Closing of Sellas’ Transfer Books. At the Effective Time:

(a)        all Sellas Shares issued and outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a) and all Sellas Stockholders whether holding certificates of Sellas Shares or not immediately prior to the Effective Time shall cease to have any rights with respect to such Sellas Shares except for (i) the rights referred to in Section 1.5(a); and (ii) in the case of Dissenting Shares, the right to the excess of the fair value thereof, if any, as determined in accordance with (and subject to the terms and conditions of) Section 1.8; and

(b)        the register of members of Sellas shall be closed with respect to all Sellas Shares issued and outstanding immediately prior to the Effective Time. No further transfer of any such Sellas Shares shall be made on such register of members after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Sellas Shares issued and outstanding immediately prior to the Effective Time (a “Sellas Stock Certificate”) is presented to the Exchange Agent or to the Surviving Company, such Sellas Stock Certificate shall be cancelled and shall be exchanged as provided in Section 1.7 and Section 1.10.

1.7        Surrender of Certificates.

(a)        On or prior to the Closing Date, Galena and Sellas shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Galena shall deposit with the Exchange Agent: (i) the aggregate number of book-entry shares representing the Merger Consideration issuable to Sellas Stockholders pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The book-entry shares of Galena Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)        Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Sellas Shares immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of any Sellas Stock Certificates representing Sellas Shares in exchange for book-entry shares of Galena Common Stock. Upon surrender of a Sellas Stock Certificate to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Sellas Stock Certificate shall be entitled to receive in exchange therefor one or more book-entry shares representing the portion of the Merger Consideration (in a number of whole shares of Galena Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Galena Common Stock pursuant to the provisions of Section 1.5(c)); and (B) upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Sellas Shares so surrendered shall be cancelled. Until surrendered as contemplated by this Section 1.7(b), Sellas Shares shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Galena Common Stock (and cash in lieu of any fractional share of Galena Common Stock). If any Sellas Stock Certificate has been lost, stolen or destroyed, Galena may, in its discretion and as a condition precedent to the delivery of any shares of Galena Common Stock, require the owner of such lost, stolen or destroyed Sellas Stock Certificate to provide an applicable affidavit with respect to such Sellas Stock Certificate and post a bond indemnifying Galena against any claim suffered by Galena related to the lost, stolen or destroyed Sellas Stock Certificate or any Galena Common Stock issued in exchange therefor as Galena may reasonably request.

(c)        No dividends or other distributions declared or made with respect to Galena Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Sellas Stock Certificate with respect to the shares of Galena Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Sellas Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)        Any portion of the Exchange Fund that remains undistributed to holders of Sellas Shares six months after the Closing Date shall be delivered to Galena upon demand, and any holders of Sellas Shares who have not theretofore surrendered their Sellas Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Galena for satisfaction of their claims for Galena Common Stock, cash in lieu of fractional shares of Galena Common Stock and any dividends or distributions with respect to shares of Galena Common Stock.

(e)        Each of the Exchange Agent, Galena and the Surviving Company shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement and the Bermuda Merger Agreement to any holder of any Sellas Shares such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)        No party to this Agreement shall be liable to any holder of any Sellas Shares or to any other Person with respect to any shares of Galena Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8        Appraisal Rights.

(a)        Notwithstanding any provision of this Agreement and the Bermuda Merger Agreement to the contrary, all Sellas Shares that are issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 1.5(a)(i)) and are held by a Sellas Stockholder who has not voted in favor of adoption of the Merger or consented thereto in writing and who has properly exercised the appraisal rights for such Sellas Shares in accordance with the Companies Act (collectively, the “Dissenting Shares”) shall be cancelled and converted into the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares, and in the event that the fair value of a Dissenting Share as determined by the Supreme Court of Bermuda under Section 106 of the Companies Act is greater than the portion of the Merger Consideration attributable to such Dissenting Shares, be paid such difference by the Surviving Company within one month of the court appraising the value of the Dissenting Shares; provided, however, that if after the Effective Time, such stockholder fails to properly apply to the court or effectively withdraws or otherwise loses such holder’s appraisal rights under the Companies Act or if a court of competent jurisdiction determines that such holder is not entitled to such an appraisal pursuant to Section 106 of the Companies Act, such Sellas Shares shall be deemed to be converted as of the Effective Time into the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5, without interest thereon.

(b)        Sellas shall give Galena prompt written notice of any application made to the Bermuda court by dissenting stockholders, withdrawals of such applications and any documents or other instruments served on Sellas and any material correspondence received by Sellas in connection with such applications, provided that such notice shall be given to Galena no later than the third Business Day after Sellas’ receipt of notice of such application, withdrawal or material correspondence. The Parties shall jointly participate in all negotiations and proceedings with respect to such applications except as limited by applicable Legal Requirements. None of the Parties will, except with prior written consent of the other Parties, make any payment with respect to, or settle or offer to settle, any such applications, unless and to the extent required to do so under applicable Legal Requirements.

1.9        Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Sellas, then the officers and directors of the Surviving Company shall be fully authorized, and shall use their commercially reasonable efforts to take such action.

1.10        Certificates.

(a)        Galena will prepare and deliver to Sellas at least two Business Days prior to the Closing Date, a certificate signed by the Chief Financial Officer (“CFO”) of Galena in a form reasonable acceptable to Sellas, which sets forth a true and complete list, as of immediately prior to the Effective Time of the number of Galena Outstanding Shares and each component thereof (broken down by outstanding shares of Galena Common Stock, Galena Options, Galena Warrants, and other relevant securities) (“Galena Outstanding Shares Certificate”).

(b)        Sellas will prepare and deliver to Galena at least two Business Days prior to the Closing Date a certificate signed by the CFO of Sellas (or if there is no CFO, the principal accounting officer of Sellas) in a form reasonably acceptable to Galena, which sets forth a true and complete list, as of immediately prior to the Effective Time of: (a) the record holders of Sellas Shares, Sellas Options, Sellas RSUs, Sellas Convertible Note and Sellas Warrants; (b) the number of Sellas Shares owned and/or underlying the Sellas Options, Sellas RSUs, Sellas Convertible Notes or Sellas Warrants held by such holders and the per share exercise price for each such Sellas Option, Sellas RSUs, Sellas Convertible Note and Sellas Warrant; and (c) the portion of the Merger Consideration each such holder is entitled to receive pursuant to Section 1.5 (the “Allocation Certificate”).

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF SELLAS

Sellas represents and warrants to Galena and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Sellas to Galena (the “Sellas Disclosure Schedule”) (it being understood that the representations and warranties in this Article 2 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Sellas Disclosure Schedule corresponding to the particular section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Sellas Disclosure Schedule by reference to another section or subsection of the Sellas Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Sellas Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Sellas Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Sellas Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1        Subsidiaries; Due Organization; Organizational Documents.

(a)        Section 2.1(a) of the Sellas Disclosure Schedule identifies each Subsidiary of Sellas (the “Sellas Subsidiaries”), and Sellas has never had any subsidiary other than the Sellas Subsidiaries. Neither Sellas nor any Entity identified on Section 2.1(a) of the Sellas Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity. Sellas has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Sellas has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)        Each of Sellas and the Sellas Subsidiaries is a company or corporation duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Sellas Contracts.

(c)        Each of Sellas and the Sellas Subsidiaries is qualified to do business as a foreign corporation and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Sellas Material Adverse Effect.

(d)        Each director and officer of Sellas and the Sellas Subsidiaries as of the date of this Agreement is set forth in Section 2.1(d) of the Sellas Disclosure Schedule.

(e)        Sellas has delivered or made available to Galena accurate and complete copies of the certificate of incorporation, memorandum of association, bye-laws and other charter and organizational documents, including all currently effective amendments thereto, for Sellas and each Sellas Subsidiary. Neither Sellas nor any Sellas Subsidiary is in breach or violation of any material provision of their respective certificates of incorporation, memoranda of association or bye-laws, except as would not reasonably be expected to have, individually or in the aggregate, a Sellas Material Adverse Effect.

2.2        Authority; Vote Required.

(a)        Sellas has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Required Sellas Stockholder Vote, to enter into the Bermuda Merger Agreement and to consummate the Contemplated Transactions. The Sellas Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of Sellas and Sellas Stockholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement, the Bermuda Merger Agreement and the Contemplated Transactions; (iii) recommended the approval of the Sellas Stockholder Matters by the Sellas Stockholders and directed that the Sellas Stockholder Matters be submitted for consideration by Sellas

Stockholders in connection with the solicitation of the Required Sellas Stockholder Vote; and (iv) approved the Sellas Stockholder Support Agreements and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Sellas and, assuming the due authorization, execution and delivery by Galena and Merger Sub, constitutes the legal, valid and binding obligation of Sellas, enforceable against Sellas in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)        The affirmative vote or consent of the holders of such majority specified in the Companies Act of the Sellas Shares issued and outstanding on the record date (the “Required Sellas Stockholder Vote”), is the only vote of the holders of any class or series of Sellas’ share capital necessary to approve the Sellas Stockholder Matters.

2.3         Non-Contravention; Consents.

(a)        The execution and delivery of this Agreement by Sellas does not, and the performance of this Agreement and the consummation of the Contemplated Transaction by Sellas will not, subject to obtaining the Required Sellas Stockholder Vote, (i) conflict with or violate the memorandum of association or bye-laws of Sellas or the equivalent organizational documents of any Sellas Subsidiaries; (ii) subject to obtaining the Required Sellas Stockholder Vote and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any Legal Requirement applicable to Sellas or any Sellas Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not constitute a Sellas Material Adverse Effect; or (iii) except as listed on Section 2.3(a) of the Sellas Disclosure Schedule, require Sellas or any Sellas Subsidiaries to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Sellas’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Sellas or any Sellas Subsidiaries pursuant to, in each case, any Sellas Material Contract.

(b)        No material Consent or order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Sellas or any Sellas Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Merger Application with the Registrar pursuant to the Companies Act, and (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4        Capitalization.

(a)        The authorized share capital of Sellas as of the date of this Agreement consists of USD950,000 divided into 95,000 shares of par value USD10.00 each (the “Sellas Shares”). As of the date hereof, there are: (i) 75,999 Sellas Shares issued and outstanding; (ii) Sellas Options to subscribe for an aggregate of 496 Sellas Shares outstanding; (iii) 466 shares are issuable upon settlement of currently outstanding Sellas RSUs and (iv) no treasury shares. As of the date hereof, other than 2,294 Sellas Shares reserved (the “Sellas Reserved Share Amount”) for issuance pursuant to Sellas’ Stock Incentive Plan #1 (the “Sellas Incentive Plan”) and 7,186 Sellas Shares reserved for issuance upon the exercise of Sellas Warrants, Sellas has no Sellas Shares reserved for issuance. All of the outstanding Sellas

Shares have been duly authorized and validly issued, and are fully paid and nonassessable. Section 2.4(a) of the Sellas Disclosure Schedule lists, as of the date of this Agreement (i) each record holder of issued and outstanding Sellas Shares and the number of Sellas Shares held by such holder; (ii) (A) each holder of issued and outstanding Sellas Warrants, (B) the number of Sellas Shares subject to such Sellas Warrants, (C) the exercise price of each such Sellas Warrant, and (D) the termination date of each such Sellas Warrant; and (iii) each holder of issued and outstanding Sellas Convertible Note and the maturity date of such Sellas Convertible Note.

(b)        Except for the Sellas Incentive Plan, Sellas does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 2.4(b) of the Sellas Disclosure Schedule sets forth the following information (i) with respect to each Sellas Option outstanding, as of the date of this Agreement: (A) the name of the optionee, (B) the number of Sellas Shares subject to such Sellas Option as of the date of this Agreement, (C) the exercise price of such Sellas Option, (D) the date on which such Sellas Option was granted, and (E) the date on which such Sellas Option expires; and (ii) with respect to each Sellas RSU outstanding as of the date of this Agreement: (A) the name of the holder, (B) the vesting terms of each such Sellas RSU, (C) the date on which each such Sellas RSU was granted, and (D) the date on which each such Sellas RSU expires. No vesting of Sellas Options will accelerate as a result of the Merger.

(c)        Except for the outstanding Sellas Warrants and Sellas Convertible Note set forth on Section 2.4(a) of the Sellas Disclosure Schedule and the Sellas Options and Sellas RSUs set forth on Section 2.4(b) of the Sellas Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire the Sellas Shares or capital stock of the Sellas Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Sellas or the Sellas Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Sellas or the Sellas Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Sellas or the Sellas Subsidiaries. Neither Sellas nor the Sellas Subsidiaries have any outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(d)        (i) None of the issued and outstanding Sellas Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the issued and outstanding Sellas Shares are subject to any right of first refusal in favor of Sellas; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Sellas or the Sellas Subsidiaries having a right to vote on any matters on which the Sellas Stockholders have a right to vote; (iv) there is no Sellas Contract to which Sellas or any of the Sellas Subsidiaries are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Sellas Shares or capital stock of any of the Sellas Subsidiaries. Neither Sellas nor the Sellas Subsidiaries is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any issued and outstanding Sellas Shares, capital stock of any Sellas Subsidiaries or other securities.

(e)        All outstanding Sellas Shares, Sellas Options, Sellas RSUs, Sellas Warrants and Sellas Convertible Note have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

2.5        Financial Statements.

(a)        Section 2.5(a) of the Sellas Disclosure Schedule includes true and complete copies of (i) audited consolidated balance sheets as of December 31, 2016, and the related consolidated statements of income, cash flow and shareholders’ equity of Sellas and the Sellas Subsidiaries for the year ended December 31, 2016; (ii) audited consolidated balance sheets as of December 31, 2015, and the related consolidated statements of income, cash flow and shareholders’ equity of Sellas and the Sellas Subsidiaries for the year ended December 31, 2015 and (iii) the unaudited consolidated balance sheets of Sellas and the Sellas Subsidiaries as of March 31, 2017, and the related consolidated statements of income, cash flow and shareholders’ equity of Sellas and the Sellas Subsidiaries for the three months ended March 31, 2017 (collectively, the “Sellas Financials”). The Sellas Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Sellas Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial condition and operating results of Sellas and the Sellas Subsidiaries as of the dates and for the periods indicated therein.

(b)        Each of Sellas and the Sellas Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as reasonably necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Sellas and the Sellas Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The books of account and other financial records of Sellas and the Sellas Subsidiaries are true and complete in all material respects.

2.6        Absence of Changes. Except as set forth in Section 2.6 of the Sellas Disclosure Schedule, between March 31, 2017 and the date of this Agreement, each of Sellas and the Sellas Subsidiaries have conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had a Sellas Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Galena pursuant to Section 4.3(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7        Title to Assets. Except with respect to material Sellas IP Rights, which are covered in Section 2.9, each of Sellas and the Sellas Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Sellas Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Sellas or any Sellas Subsidiary; and (iii) liens listed in Section 2.7 of the Sellas Disclosure Schedule.

2.8        Real Property; Leaseholds. Neither Sellas nor any Sellas Subsidiary currently owns, nor has Sellas or any Sellas Subsidiaries ever owned, any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 2.8 of the Sellas Disclosure Schedule (the “Sellas Leases”), which are each in full force and effect, with no existing material default thereunder.

2.9        Intellectual Property.

(a)        Except as set forth in Section 2.9(a) of the Sellas Disclosure Schedule, Sellas, directly or through a Sellas Subsidiary, owns, or has the right to use, all Sellas IP Rights and has the right to bring actions for the infringement of, all Sellas Owned IP Rights and Sellas Licensed IP Rights exclusively licensed to Sellas or its Subsidiary.

(b)        Section 2.9(b) of the Sellas Disclosure Schedule is an accurate, true and complete listing of all Sellas Registered IP.

(c)        Section 2.9(c) of the Sellas Disclosure Schedule accurately identifies (i) all Sellas IP Rights licensed to Sellas or any Sellas Subsidiary (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Sellas’ or any Sellas Subsidiary’s products or services (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, (C) non-disclosure agreements and template agreements entered into in the Ordinary Course of Business; and (D) agreements between Sellas or any Sellas Subsidiaries and their respective employees and consultants); (ii) the corresponding Sellas Contracts pursuant to which such Sellas IP Rights are licensed to Sellas or any Sellas Subsidiary; (iii) whether the license or licenses granted to Sellas or any Sellas Subsidiary are exclusive or non-exclusive; and (iv) whether, to Sellas’ Knowledge, any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Sellas IP Rights.

(d)        Section 2.9(d) of the Sellas Disclosure Schedule accurately identifies each Sellas Contract pursuant to which any Person (other than Sellas or any Sellas Subsidiary) has been granted by Sellas or any Sellas Subsidiaries any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Sellas IP Rights (in each case, other than non-disclosure agreements or non-exclusive licenses entered into in the Ordinary Course of Business). Sellas is not bound by, and no Sellas Owned IP Rights (and to the Knowledge of Sellas, no Sellas Licensed IP Rights) are subject to, any Contract containing any covenant or contractual obligation that in any way limits or restricts the ability of Sellas or any Sellas Subsidiary to use, exploit, assert or enforce any Sellas IP Rights anywhere in the world, in each case as would materially limit the business of Sellas as currently conducted or planned to be conducted.

(e)        Except as set forth in Section 2.9(e) of the Sellas Disclosure Schedule, Sellas or one of its Subsidiaries solely owns all right, title, and interest to and in Sellas Owned

IP Rights free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i)        All documents and instruments necessary to register or apply for or renew registration of (a) all Sellas Registered IP that constitutes Sellas Owned IP Rights and, (b) to the Knowledge of Sellas, all Sellas Registered IP that constitutes Sellas Licensed IP Rights exclusively licensed to Sellas, in each case have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except as set forth in Section 2.9(e)(i) of the Sellas Disclosure Schedule.

(ii)        Each Person who is or was an employee or contractor of Sellas or any Sellas Subsidiary and who is or was involved in the creation or development of any Intellectual Property during the course of such Person’s employment by or services for Sellas or any Sellas Subsidiary has signed an agreement containing an assignment of such Intellectual Property to Sellas or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Sellas and its Subsidiaries, in each case, (a) subject to any rules, regulations, requirements or policies of any institution (e.g., university, hospital or medical center) employer of such Person, and excluding any Intellectual Property generated by such Person’s activities as an employee of such institution, and (b) except to the extent any such agreement was entered into with a third party contractor for research, development or manufacturing services on behalf of Sellas or any Sellas Subsidiary and such third party contractor reserved its rights in such third-party contractor’s pre-existing Intellectual Property and improvements thereto or generally applicable research, development or manufacturing technology. To the Knowledge of Sellas, no current or former stockholder, officer, director, employee or contractor of Sellas or any Sellas Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Sellas IP Rights purported to be owned by Sellas. To the Knowledge of Sellas, no employee or contractor of Sellas or any Sellas Subsidiary is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Sellas or such Subsidiary or (B) in breach of any Contract with any current or former employer or other Person concerning Sellas IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Sellas IP Rights.

(iii)        No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Sellas Owned IP Rights or, except as set forth in Section 2.9(e)(iii) of the Sellas Disclosure Schedule and to the Knowledge of Sellas, any Sellas IP Rights exclusively licensed to Sellas.

(iv)        Sellas and each Sellas Subsidiary has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Sellas or such Subsidiary holds, or purports to hold, as a trade secret.

(v)        Neither Sellas nor any Sellas Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Sellas IP Rights to any other Person.

(vi)        To the Knowledge of Sellas, the Sellas IP Rights constitute all Intellectual Property necessary for Sellas and its Subsidiaries to conduct its business as currently conducted or planned to be conducted.

(f)        Except as set forth in Section 2.9(f) of the Sellas Disclosure Schedule, Sellas is not a party to any Contract that, as a result of the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the grant of any license or other right to any Sellas IP Rights or impair the right of Sellas or any Sellas Subsidiaries to use, sell, license or enforce any Sellas IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not reasonably be expected to result in a Sellas Material Adverse Effect.

(g)        The currently planned manufacture, marketing, license, sale or intended use of any product or service currently under preclinical or clinical development by Sellas or any Sellas Subsidiaries (i) does not violate or constitute a breach of any Sellas IP Rights Agreement, and, (ii) to the Knowledge of Sellas, does not infringe or misappropriate any Intellectual Property right of any third party. To the Knowledge of Sellas, no third party is infringing upon or misappropriating any Sellas IP Rights, or violating any Sellas IP Rights Agreement. There is no current or, to the Knowledge of Sellas, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) against Sellas or any Sellas Subsidiary, or, to the Knowledge of Sellas, against any licensor of Sellas Licensed IP Rights contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Sellas IP Rights, nor has Sellas or any Sellas Subsidiaries received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently under preclinical or clinical development by Sellas or any Sellas Subsidiaries conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h)        Except as set forth in Section 2.9(h) of the Sellas Disclosure Schedule, each item of Sellas Owned IP Rights that is Sellas Registered IP and, to the Knowledge of Sellas, each item of Sellas Licensed IP Rights that is Sellas Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Sellas Registered IP in full force and effect (to the Knowledge of Sellas with respect to such item of Sellas Registered IP that constitutes Sellas Licensed IP Rights) have been made by the applicable deadline.

(i)        Except as set forth in Section 2.9(i) of the Sellas Disclosure Schedule, to Sellas’ Knowledge, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Sellas or any Sellas Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Sellas or any Sellas Subsidiaries has or purports to have an ownership interest has been impaired as determined by Sellas or any Sellas Subsidiaries in accordance with GAAP.

2.10        Material Contracts.

(a)      Section 2.10(a) of the Sellas Disclosure Schedule lists the following Sellas Contracts, effective as of the date of this Agreement (each, a “Sellas Material Contract” and collectively, the “Sellas Material Contracts”):

(i)        each Sellas Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other material employee benefit plans or arrangements;

(ii)        each Sellas Contract requiring payments by Sellas after the date of this Agreement in excess of $175,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Sellas or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Sellas’ or Sellas’ Subsidiaries’ ability to terminate employees at will;

(iii)        each Sellas Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv)        each Sellas Contract relating to any agreement of indemnification not entered into in the Ordinary Course of Business;

(v)        each Sellas Contract containing (A) any covenant limiting the freedom of Sellas, its Subsidiaries or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi)        each Sellas Contract requiring capital expenditures and payments after the date of this Agreement in excess of $150,000 pursuant to its express terms and not cancelable without penalty;

(vii)        each Sellas Contract relating to the disposition or acquisition of material assets with a fair market value exceeding $75,000 or any ownership interest in any Entity;

(viii)        each Sellas Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $75,000 or creating any material Encumbrances with respect to any assets of Sellas or any Sellas Subsidiary or any loans or debt obligations with officers or directors of Sellas;

(ix)        each Sellas Contract requiring payment by or to Sellas after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Sellas; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Sellas has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Sellas has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Sellas; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Sellas or any Contract to sell, distribute or commercialize any products or service of Sellas, in each case, except for Sellas Contracts entered into in the Ordinary Course of Business;

(x)        each Sellas Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Sellas in connection with the Contemplated Transactions;

(xi)        each Sellas IP Rights Agreement other than those that are immaterial;

(xii)        each Sellas Lease; or

(xiii)        any other Sellas Contract that is not terminable at will (with no penalty or payment) by Sellas requiring payment or receipt by Sellas or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $150,000 in the aggregate.

(b)        Sellas has delivered or made available to Galena accurate and complete (except for applicable redactions thereto) copies of all Sellas Material Contracts, including all amendments thereto. There are no Sellas Material Contracts that are not in written form. Neither Sellas nor any Sellas Subsidiaries has, nor to Sellas’ Knowledge, as of the date of this Agreement has any other party to a Sellas Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Sellas Material Contract in such manner as would permit any other party to cancel or terminate any such Sellas Material Contract, or would permit any other party to seek damages that constitutes a Sellas Material Adverse Effect. As of the date of this Agreement, each Sellas Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
2.11        Undisclosed Liabilities. As of the date of this Agreement, neither Sellas nor any Sellas Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Sellas Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Sellas or its Subsidiaries since the date of the Sellas Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $250,000; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Sellas or any Sellas Subsidiary under Sellas Contracts, including the reasonably expected performance of such Sellas Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 2.11 of the Sellas Disclosure Schedule.

2.12        Compliance; Permits; Restrictions.

(a)        Sellas and each Sellas Subsidiary are, and since July 1, 2015 each of Sellas, and its Subsidiaries has been, in material compliance with all applicable Legal Requirements except for any non-compliance that would not constitute a Sellas Material Adverse Effect. Neither Sellas nor any Sellas Subsidiaries has received any notice of violation of, or been charged with a violation of, any applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Sellas, threatened against Sellas or any Sellas Subsidiary. There is no Contract, judgment, injunction, order or decree binding upon Sellas or any Sellas Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Sellas or any Sellas Subsidiary, any acquisition of material property by Sellas or any Sellas Subsidiary or the conduct of business by Sellas or any Sellas Subsidiary as currently conducted, (ii) would reasonably be expected to have an adverse effect on Sellas’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b)        Sellas and the Sellas Subsidiaries hold all Governmental Authorizations which are necessary for the operation of the business of Sellas (the “Sellas Permits”) as currently conducted. Section 2.12(b) of the Sellas Disclosure Schedule identifies each Sellas Permit. Neither Sellas nor any of the Sellas Subsidiaries is in default under or in material breach or violation of (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) any term, condition or provision of any Sellas Permit. Sellas and the Sellas Subsidiaries have taken all necessary action to maintain all Sellas Permits in full force and effect, including the submission of timely and complete applications for renewal or reissuance of such Sellas Permits, and no such Sellas Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated; or (ii) modified in any adverse manner. Neither Sellas nor any of the Sellas Subsidiaries have received any notice or other communication from any Governmental Body regarding (A) any material violation of or failure to comply materially with any term or requirement of any Sellas Permit or (B) any revocation, withdrawal, suspension, cancelation, termination or material modification of any Sellas Permit. The rights and benefits of each material Sellas Permit will be available to the Surviving Company or Galena immediately after the Effective Time on terms substantially identical to those enjoyed by Sellas and the Sellas Subsidiaries immediately prior to the Effective Time except where the unavailability of such Sellas Permit would not constitute a Sellas Material Adverse Effect.

(c)        As of the date of this Agreement, each of Sellas and each Sellas Subsidiary is in material compliance with the terms of the Sellas Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Sellas, threatened, which seeks to revoke, limit, suspend, or materially modify any Sellas Permit. The rights and benefits of each material Sellas Permit will be available to the Surviving Company immediately after the Effective Time on terms substantially identical to those enjoyed by Sellas and its Subsidiaries immediately prior to the Effective Time except where the unavailability of such Sellas Permit would not constitute a Sellas Material Adverse Effect.

(d)        There are no proceedings pending or, to the Knowledge of Sellas, threatened with respect to an alleged violation by Sellas or any Sellas Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Services Act (“PHSA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(e)        Sellas and each Sellas Subsidiary holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for (i) the conduct of the business of Sellas or such Subsidiary as currently conducted, and (ii) the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Sellas Product Candidates”) (collectively, the “Sellas Regulatory Permits”). No such Sellas Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner, other than immaterial adverse modifications. Sellas and each Sellas Subsidiary is and, since July 1, 2015, has been in compliance in all material respects with the Sellas Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency alleging any material violation of or failure to comply with any material term or requirement of any Sellas Regulatory Permit. To Sellas’ Knowledge, any third-party supplier, manufacturer, or contractor that is developing or manufacturing Sellas Product Candidates for Sellas or its Subsidiaries is in compliance with all Governmental Authorizations issued by a Drug Regulatory Agency applicable to such development or manufacture except for any such noncompliance that would not constitute a Sellas Material Adverse Effect. Sellas has made available to Galena all information reasonably requested by Galena in Sellas’ or its Subsidiaries’ possession or control relating to the Sellas Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Sellas Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports, all material pre-clinical and material clinical study data; investigational new drug applications submitted to any Drug Regulatory Agency; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency. The descriptions of, protocols for, and data and other results of all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Sellas or its Subsidiaries that have been provided to Galena are true, correct, and complete.

(f)        Section 2.12(f) of the Sellas Disclosure Schedule sets forth a true, correct, and complete list of all of Sellas and its Subsidiaries products and product candidates, noting, where applicable, (i) the phase of the clinical trial or development each product or product candidate is in, and (ii) those products or product candidates where FDA or other regulatory approval, including foreign approvals, has been applied for and/or received, and listing the application made and/or the approval or decision thereon obtained. All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Sellas or its Subsidiaries or in which Sellas or its Subsidiaries or their respective current products or product candidates, including the Sellas Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with good clinical practices, standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 Subpart H, 316, and 601, as applicable. Since July 1, 2015, neither Sellas nor any Sellas Subsidiaries has received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Sellas threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Sellas or any Sellas Subsidiaries or in which Sellas or any Sellas Subsidiaries or their respective current products or product candidates, including the Sellas Product Candidates, have participated.

(g)        Neither Sellas nor any of the Sellas Subsidiaries is the subject of any pending, or to the Knowledge of Sellas or the Sellas Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Sellas or any of the Sellas Subsidiaries, neither Sellas nor any of the Sellas Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Sellas Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Sellas, any Sellas Subsidiaries or to the Knowledge of Sellas, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Sellas, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Sellas, any Sellas Subsidiary or any of their respective officers, employees or agents.

2.13        Tax Matters.

(a)        Sellas and each Sellas Subsidiary have timely filed all Bermuda, U.S. federal and other income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements, or have filed for applicable and allowed extensions to file such returns, and expects to file such Tax Returns within the permitted extension deadline. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by an authority in a jurisdiction where Sellas or any Sellas Subsidiary does not file Tax Returns that such company is subject to taxation by or filing requirements in that jurisdiction.

(b)        All material Taxes which have been determined to be due and owing by Sellas or any Sellas Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Sellas and any Sellas Subsidiary have been reserved for on the Sellas Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Sellas Unaudited Interim Balance Sheet, other than as set forth on Section 2.13(b) of the Sellas Disclosure Schedule, neither Sellas nor any Sellas Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business.

(c)        Sellas and each Sellas Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)        There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Sellas Unaudited Interim Balance Sheet) upon any of the assets of Sellas or any Sellas Subsidiary.

(e)        No material deficiencies for Taxes with respect to Sellas or any Sellas Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Sellas or any Sellas Subsidiary. No issues relating to Taxes of Sellas or any Sellas Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later Taxable period. Sellas has delivered or made available to Galena complete and accurate copies of all Bermuda and U.S. federal and other income Tax and all other material Tax Returns of Sellas and each Sellas Subsidiary (and the predecessors of each) for all Taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Sellas and each Sellas Subsidiary (and the predecessors of each), with respect to Bermuda and U.S. federal and other income Tax and all other material Taxes. Neither Sellas nor any Sellas Subsidiary (or any of their predecessors or authorized agents) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)        All material elections with respect to Taxes affecting Sellas or any Sellas Subsidiary as of the date hereof are set forth on Section 2.13(f) of the Sellas Disclosure Schedule. Neither Sellas nor any Sellas Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Sellas or any Sellas Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g)        Neither Sellas nor any Sellas Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)        Neither Sellas nor any Sellas Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i)        Neither Sellas nor any Sellas Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Sellas) for Bermuda, U.S. federal, state, local or foreign Tax purposes. Neither Sellas nor any Sellas Subsidiary has any Liability for the Taxes of any Person (other than Sellas and any Sellas Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j)        Neither Sellas nor any Sellas Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)        Neither Sellas nor any Sellas Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, material pre-paid amount or open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of Bermuda, state, local or foreign law) made or entered into on or prior to the Closing Date.

(l)        Neither Sellas nor any Sellas Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, limited liability company, business trust or, to the Knowledge of Sellas, other arrangement or contract which is treated as a partnership for Tax purposes.

(m)        Neither Sellas nor any Sellas Subsidiary has entered into any transaction identified as a “listed transaction” or reportable transaction for purposes of U.S. Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

2.14        Employee and Labor Matters; Benefit Plans.

(a)        The employment of each of the Sellas and Sellas Subsidiary employees is terminable by Sellas or the applicable Sellas Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Sellas has made available to Galena accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Sellas employees to the extent currently effective and material.

(b)        Neither Sellas nor any Sellas Subsidiary is a party to or bound by, nor has (or has had) a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees, and there are no labor organizations, trade or labor unions, employees’ associations or similar organizations representing, purporting to represent or, to the Knowledge of Sellas, seeking or threatening to represent any employees of Sellas or any Sellas Subsidiary.

(c)        There has never been, nor, to the Knowledge of Sellas, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity or any similar activity or dispute, affecting Sellas or any Sellas Subsidiary. To the Knowledge of Sellas, no event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(d)        Neither Sellas nor any Sellas Subsidiary is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Sellas, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Sellas Associate, including charges of unfair labor practices or discrimination complaints.

(e)        Section 2.14(e) of the Sellas Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Sellas or any Sellas Affiliate or which is maintained by, administered or contributed to by, or required to be contributed to by Sellas, by any Sellas Subsidiaries, or by any Sellas Affiliate, or under which Sellas, by any Sellas Subsidiaries, or by any Sellas Affiliate has any current or would reasonably be expected to incur liability after the date hereof (each, a “Sellas Employee Plan”).

(f)        Except as set forth in Section 2.14(f) of the Sellas Disclosure Schedule, with respect to Sellas Options granted pursuant to the Sellas Incentive Plan, to the Knowledge of Sellas, (i) each Sellas Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Sellas Option was duly authorized no later than the date on which the grant of such Sellas Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Sellas Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Sellas Option grant was made in accordance with the terms of the Sellas Incentive Plan and all other applicable Legal Requirements and (iv) the per share exercise price of each Sellas Option was not less than the fair market value of a share of the Sellas Shares on the applicable Grant Date.

(g)        Each Sellas Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Sellas, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Sellas Employee Plan or the exempt status of any related trust.

(h)        Each Sellas Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including the Code and ERISA. Sellas, all Sellas Subsidiaries and each Sellas Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no Knowledge of any default or violation by any other party to, any of the Sellas Employee Plans. Neither Sellas, nor any Sellas Subsidiaries, nor any Sellas Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Sellas Employee Plans. All contributions required to be made by Sellas or any Sellas Affiliate to any Sellas Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Sellas, is threatened against or with respect to any Sellas Employee Plan, including any audit or inquiry by the IRS, the United States Department of Labor or other Governmental Body.

(i)        Neither Sellas, nor any Sellas Subsidiaries, or any Sellas Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Sellas, nor any Sellas Subsidiaries, or any Sellas Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Sellas Employee Plan subject to ERISA and neither Sellas nor any Sellas Subsidiary has been assessed any civil penalty under Section 502(l) of ERISA.

(j)        No Sellas Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Sellas, nor any Sellas Subsidiaries, or any Sellas Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Sellas Employee Plan is a Multiemployer Plan, and neither Sellas, nor any Sellas Subsidiaries, or any Sellas Affiliate

has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Sellas Employee Plan is Multiple Employer Plan.

(k)        No Sellas Employee Plan provides for medical or death benefits to employees, independent contractors or directors of Sellas, any Sellas Subsidiary or any Sellas Affiliate beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Sellas Employee Plan qualified under Section 401(a) of the Code. Neither Sellas nor any Sellas Subsidiary sponsors or maintains any self-funded employee benefit plan. Except as set forth in Section 2.14(k) of the Sellas Disclosure Schedule, no Sellas Employee Plan is subject to any Legal Requirement of a foreign jurisdiction outside of the United States.

(l)        Neither Sellas nor any Sellas Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code as a result of the consummation of the Contemplated Transactions and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m)        To the Knowledge of Sellas, no payment or compensatory right pursuant to any Sellas Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Sellas or any Sellas Subsidiaries, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(n)        No Sellas Option, stock appreciation rights or other equity-based awards issue or granted by Sellas are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and guidance thereunder) maintained by or under which Sellas or any Sellas Subsidiaries makes, is obligated to make or promises to make, payments (each a “Sellas 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Sellas 409A Plan is, or to the Knowledge of Sellas will be, subject to the penalties of Code Section 409A(a)(1).

(o)        To the Knowledge of Sellas, Sellas and each Sellas Subsidiary has paid all wages, bonuses, commissions and other benefits and sums due (and all required taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. Sellas and each Sellas Subsidiary is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(p)        Sellas and each Sellas Subsidiary has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Sellas and each Sellas Subsidiary has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Sellas nor any Sellas Subsidiaries has any material unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Sellas and each Sellas Affiliate is in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. To the Knowledge of Sellas, no excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Sellas Employee Plan. Neither Sellas nor any Sellas Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Sellas. Sellas and each Sellas Affiliate has maintained all records necessary to demonstrate its compliance with the ACA.

(q)        Sellas is, and each Sellas Subsidiary are in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Sellas, threatened or reasonably anticipated against Sellas or any Sellas Subsidiaries relating to any employee, employment agreement, independent contractor, independent contractor agreement or Sellas Employee Plan. There are no pending or, to the Knowledge of Sellas, threatened or reasonably anticipated claims or actions against Sellas or any Sellas Subsidiaries, or any trustee of Sellas or any Sellas Subsidiaries under any worker’s compensation policy or long-term disability policy. Neither Sellas nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency or Governmental Body with respect to employment practices.

(r)        To the Knowledge of Sellas, no current or former independent contractor of Sellas or any Sellas Subsidiaries would reasonably be deemed to be a misclassified employee. No independent contractor of Sellas is eligible to participate in any Sellas Employee Plan. Neither Sellas nor any Sellas Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Sellas nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Sellas prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(s)        Except as set forth in Section 2.14(s) of the Sellas Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Sellas or any Sellas Subsidiaries, (ii) materially increase or otherwise enhance any benefits otherwise payable by Sellas or any Sellas Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Sellas Employee Plan, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Sellas or any Sellas Subsidiaries or (v) result in the forgiveness in whole or in part of any outstanding loans made by Sellas or any Sellas Subsidiaries to any Person.

(t)        With respect to each Sellas Employee Plan, Sellas has made available to Galena a true and complete copy of, to the extent applicable, (i) such Sellas Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Sellas Employee Plan, (iv) the most recent summary plan description for each Sellas Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Sellas, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Sellas Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years ; (viii) all material written employee communications within the past three years , and (ix) all registration statements and prospectuses prepared in connection with each Sellas Employee Plan.

(u)        Section 2.14(u) of the Sellas Disclosure Schedule sets forth, with respect to each Sellas Associate, Sellas’ good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Sellas Associate, and the amount by which any of such Sellas Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Sellas Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Sellas Associate.

2.15        Environmental Matters. Sellas and each Sellas Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Sellas and each Sellas Subsidiary of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and other Governmental Authorizations that is not a Sellas Material Adverse Effect. Neither Sellas, nor a Sellas Subsidiary, nor any Sellas Subsidiaries has received since July 1, 2015 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Sellas or any Sellas Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Sellas, there are no circumstances that may prevent or interfere with Sellas’ or a Sellas Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Sellas: (i) no current or prior owner of any property leased or controlled by Sellas or any Sellas Subsidiaries has received since July 1, 2015 any written notice or other communication relating to property owned or leased at any time by Sellas or any Sellas Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Sellas or any Sellas Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Sellas nor any Sellas Subsidiaries has any material liability under any Environmental Law.

2.16        Insurance.

(a)        Sellas has delivered or made available to Galena accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Sellas and each Sellas Subsidiary, as of the date of this Agreement (other than relating to any Sellas Employee Plan). Each of such insurance policies is in full force and effect and Sellas and each Sellas Subsidiary are in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since July 1, 2015, neither Sellas nor any Sellas Subsidiary has received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy (other than relating to any Sellas Employee Plan); (b) refusal or denial of any coverage previously granted, reservation of rights or rejection of any material claim under any issued insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Sellas or any Sellas Subsidiary. To Sellas’ Knowledge, Sellas and each Sellas Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Sellas or any Sellas Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Sellas or any Sellas Subsidiary of its intent to do so.

(b)        Sellas has delivered to Galena accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Sellas and each Sellas Subsidiary as of the date of this Agreement (the “Existing Sellas D&O Policies”). Section 2.16(b) of the Sellas Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Sellas and each Sellas Subsidiary with respect to the Existing Sellas D&O Policies. All premiums for the Existing Sellas D&O Policies have been paid as of the date hereof.

2.17        Legal Proceedings; Orders.

(a)        There is no pending Legal Proceeding, and, to the Knowledge of Sellas, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Sellas or any Sellas Subsidiaries, or to the Knowledge of Sellas, any director or officer of Sellas (in his or her capacity as such) or any of the material assets owned or used by Sellas or its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except for any Legal Proceedings that would not constitute a Sellas Material Adverse Effect. To the Knowledge of Sellas, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)        There is no outstanding order, writ, injunction, judgment or decree to which Sellas or any Sellas Subsidiary, or any of the material assets owned or used by Sellas or any Sellas Subsidiary, is subject. To the Knowledge of Sellas, no officer of Sellas or any Sellas Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer of Sellas from engaging in or continuing any conduct, activity or practice relating to the business of Sellas or any Sellas Subsidiary or to any material assets owned or used by Sellas or any Sellas Subsidiary.

2.18        FCPA and Anti-Corruption. Neither Sellas nor any Sellas Subsidiary has, and none of any of Sellas’ or any Sellas Subsidiary’s directors, managers or employees or, to the Knowledge of Sellas, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Sellas or any Sellas Subsidiary or in connection with the business of Sellas or any Sellas Subsidiary, has in the last five (5) years or any applicable statute of limitations period if longer than five (5) years, (i) directly or indirectly offered, promised, authorized, provided, solicited, or accepted any corrupt or improper payment (such as a bribe or kickback) or benefit (such as an excessive gift, hospitality, favor, or advantage) to or from any person in exchange for business, a license or permit, a favorable inspection or other decision, or any other financial or other advantage or purpose in violation of any applicable Legal Requirement, or (ii) otherwise violated (a) the FCPA; (b) the Bribery Act; or (c) other applicable Bribery Legislation or U.S. export controls, sanctions, or embargoes (in each case to the extent applicable).

2.19        Inapplicability of Anti-takeover Statutes. No state takeover statute or similar Legal Requirement applicable to Sellas applies or purports to apply to the Merger, this Agreement, the Sellas Stockholder Support Agreements or any of the other Contemplated Transactions.

2.20        No Financial Advisor. Except as set forth in Section 2.20 of the Sellas Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Sellas or any Sellas Subsidiaries.

2.21        Disclosure. The information supplied by Sellas and each Sellas Subsidiary for inclusion in the Proxy Statement / Prospectus / Information Statement (including any Sellas Financials) will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Galena Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.22        Bank Accounts; Deposits.

(a)        Section 2.22(a) of the Sellas Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Sellas or any of the Sellas Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date of this Agreement and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b)        All existing accounts receivable of Sellas and the Sellas Subsidiaries (including those accounts receivable reflected on the Sellas Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Sellas Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Sellas and the Sellas Subsidiaries arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off. All deposits of Sellas and the Sellas Subsidiaries (including those set forth on the Sellas Unaudited Interim Balance Sheet) are fully refundable to Sellas or the applicable Sellas Subsidiary.

2.23        Related Party Transactions. Except as set forth in Section 2.23 of the Sellas Disclosure Schedule, there are no obligations of Sellas or any Sellas Subsidiary to, or Contracts with, current or former Affiliates, officers, directors, stockholders or employees of Sellas or any Sellas Subsidiary, or their respective Affiliates or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of Sellas, (c) benefits due under a Sellas Employee Plan and ordinary course fringe benefits and (d) agreements relating to outstanding Sellas Options, Sellas RSUs and Sellas Warrants. To Sellas’ Knowledge, no officer, director or employee of Sellas or any Sellas Subsidiary or any Sellas Stockholder is directly interested in any Sellas Material Contract. Except as set forth in Section 2.23 of the Sellas Disclosure Schedule, neither Sellas, nor any Sellas Subsidiary, nor any of their respective Affiliates, directors, officers or employees (i) possess, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Entity that is a material supplier, contractor lessor, lessee or competitor of Sellas or any Sellas Subsidiary or (ii) has any material claim or cause of action against Sellas or any Sellas Subsidiary.

2.24        Exclusivity of Representations; Reliance.

(a)        Except as expressly set forth in this Article 2, neither Sellas, the Sellas Subsidiaries, nor any Person on behalf of Sellas or the Sellas Subsidiaries has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Sellas or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b)        Sellas acknowledges and agrees that, except for the representations and warranties of Galena and Merger Sub set forth in Article 3, neither Sellas nor its Representatives is relying on any other representation or warranty of Galena, Merger Sub, or any other Person made outside of Article 3 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF GALENA AND MERGER SUB

Galena and Merger Sub represent and warrant to Sellas as follows, except as set forth in the written disclosure schedule delivered by Galena to Sellas (the “Galena Disclosure Schedule”) (it being understood that the representations and warranties in this Article 3 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Galena Disclosure Schedule corresponding to the particular section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Galena Disclosure Schedule by reference to another section or subsection of the Galena Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Galena Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Galena Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Galena Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1        Subsidiaries; Due Organization; Organizational Documents.

(a)        Other than Merger Sub, Galena does not have any Subsidiaries and Galena does not own any capital stock of, or any equity interest of any nature in, any other Entity, except as set forth in Section 3.1(a) of the Galena Disclosure Schedule (inclusive of Merger Sub, the “Galena Subsidiaries”). Galena has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Galena has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)        Each of Galena and the Galena Subsidiaries is a company or corporation duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Galena Contracts.

(c)        Each of Galena and the Galena Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Galena Material Adverse Effect.

(d)        Each director and officer of Galena and the Galena Subsidiaries as of the date of this Agreement is set forth in Section 3.1(d) of the Galena Disclosure Schedule.

(e)        Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions to which it is a party. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f)        Galena has delivered or made available to Sellas accurate and complete copies of (i) the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto, for Galena and the Galena Subsidiaries; and (ii) any code of conduct or similar policy adopted by Galena or by the Galena Board of Directors or any committee thereof. Neither Galena nor any Galena Subsidiary is in breach or violation of any material provision of their respective certificates of incorporation or bylaws, except as would not reasonably be expected to have, individually or in the aggregate, a Galena Material Adverse Effect.

3.2         Authority; Vote Required.

(a)        Each of Galena and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Galena Stockholder Votes and the Required Merger Sub Stockholder Vote, to enter into the Bermuda Merger Agreement and to consummate the Contemplated Transactions. The Galena Board of Directors has: (i) determined that the Merger is advisable and in the best interests of Galena and the Galena Stockholders; (ii) determined that the Merger consideration is fair to Galena, and the consideration to be received in exchange for the issuance of Galena Common Stock in the Merger exceeds the aggregate par value of the Galena Common Stock to be issued in the Merger; (iii) approved this Agreement, the Bermuda Merger Agreement, the Merger, the Galena Stockholder Matters, the Other Galena Stockholder Matters and the Contemplated Transactions; (iv) determined to recommend that the Galena Stockholders vote to approve (a) the Galena Stockholder Matters and the Other Galena Stockholder Matters; and (v) approved the Galena Stockholder Support Agreements and the transactions contemplated thereby. The board of directors of Merger Sub has: (i) approved the Merger; (ii) determined that the Merger is in the best interests of Merger Sub and Holdings II, its sole shareholder; (iii) approved the execution, delivery and performance of this Agreement and the Bermuda Merger Agreement; and (iv) approved the Contemplated Transactions. This Agreement has been duly executed and delivered by Galena and Merger Sub and, assuming the due authorization, execution and delivery by Sellas, constitutes the legal, valid and binding obligation of Galena and Merger Sub, enforceable against Galena and Merger Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)        (A) The affirmative vote of the holders of a majority of outstanding shares of Galena Common Stock is the only vote of the holders of any class or series of Galena Capital Stock necessary to approve the proposals in clauses 5.3(a)(i)(1) and 5.3(a)(i)(7) and (B) the affirmative vote of the holders of a majority of shares of Galena Stock cast on the proposals in clauses 5.3(a)(i)(2)-(7) is the only vote of the holders of any class or series of Galena Capital Stock necessary to approve the proposals in clauses 5.3(a)(i)(2)-(7). The required votes specified in this paragraph with respect to the matters specified in clauses 5.3(a)(i)(1), 5.3(a)(i)(3) and 5.3(a)(i)(4) shall be referred to herein as the “Required Galena Stockholder Votes,” and the votes specified in this paragraph with respect to the matters specified in clauses 5.3(a)(i)(2), 5.3(a)(i)(5), 5.3(a)(i)(6), 5.3(a)(i)(7) 5.3(a)(i)(8) shall be referred to herein as the “Other Galena Stockholder Votes,” and the Required Galena Stockholder Votes and the Other Galena Stockholder Votes shall be collectively referred to herein as the “Galena Stockholder Votes.”

(c)        The affirmative vote of the sole shareholder of Merger Sub is the only vote of the holders of any class or series of Merger Sub Capital Stock necessary to adopt this Agreement and the Bermuda Merger Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.3         Non-Contravention; Consents.

(a)        The execution and delivery of this Agreement by Galena and Merger Sub does not, and the performance of this Agreement and the consummation of the Contemplated Transactions by Galena and Merger Sub will not, subject to obtaining the Galena Stockholder Votes and the Required Merger Sub Stockholder Vote, (i) conflict with or violate the certificate of incorporation or bylaws of Galena or any of the Galena Subsidiaries or the memorandum of association and bye-laws of Merger Sub; (ii) subject to compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate any Legal Requirement applicable to Galena or the Galena Subsidiaries or by which its or any of their respective properties is bound or affected; or (iii) except for filings as may be required under applicable federal and state securities laws or the rules of NASDAQ, require Galena or the Galena Subsidiaries to make any filing with or give any notice to a Person or make any payment, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Galena’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Galena or the Galena Subsidiaries pursuant to, any Galena Material Contract.

(b)        No material Consent, order of, or registration, declaration or filing with any Governmental Body is required by or with respect to Galena or the Galena Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Merger Application with the Registrar pursuant to the Companies Act, and (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws or the rules of NASDAQ.

3.4        Capitalization.

(a)        The authorized capital stock of Galena as of the date of this Agreement consists of: (i) 350,000,000 shares of shares of common stock, par value $0.0001 per share (the “Galena Common Stock”), of which 38,629,908 shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are outstanding as of the date of this Agreement. In addition, Galena holds 33,750 issued shares of its Galena Common Stock in treasury. All of the issued and outstanding shares of Galena Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are outstanding Galena Warrants to purchase 19,556,851 shares of Galena Common Stock. Section 3.4(a) of the Galena Disclosure Schedule lists, as of the date of this Agreement (A) each record holder of issued and outstanding Galena Common Stock and the number of shares of Galena Common Stock held by each such record holder and (B) (1) each holder of issued and outstanding Galena Warrants, (2) the number and type of shares subject to such Galena Warrants, (3) the exercise price of each such Galena Warrant, and (4) the termination date of each such Galena Warrant.

(b)        Except for the 2016 Galena Biopharma, Inc. Incentive Plan (the “Galena 2016 Incentive Plan”), Galena does not have any stock option plan or any other plan,

program, agreement or arrangement providing for any equity-based compensation for any Person. Galena has reserved 1,325,000 shares of Galena Common Stock for issuance under the Galena 2016 Incentive Plan. As of the date of this Agreement, of such reserved shares of Galena Common Stock, (i) 252,053 shares have been issued pursuant to the exercise of outstanding options and options to purchase 504,099 shares have been granted and are currently outstanding, (ii) 397,054 shares of Galena Common Stock remain available for future issuance pursuant to the Galena 2016 Incentive Plan. Section 3.4(b) of the Galena Disclosure Schedule sets forth the following information with respect to each Galena Option outstanding, as of the date of this Agreement: (1) the name of the optionee, (2) the number of shares of Galena Common Stock subject to such Galena Option as of the date of this Agreement, (3) the exercise price of such Galena Option, (4) the date on which such Galena Option was granted, (5) the date on which such Galena Option expires, and (6) the vesting schedule applicable to such Galena Option, including the extent vested to date and whether by its terms the vesting of such Galena Option would be accelerated by the Contemplated Transactions.

(c)        Except for the outstanding Galena Warrants set forth on Section 3.4(a) of the Galena Disclosure Schedule, the Galena Options set forth on Section 3.4(b) of the Galena Disclosure Schedule, contingent value rights set forth on Section 3.4(c) of the Galena Disclosure Schedule and the Debenture, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Galena or the Galena Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Galena or the Galena Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Galena or the Galena Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Galena or the Galena Subsidiaries. Neither Galena nor the Galena Subsidiaries have any outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(d)        Except as set forth in Section 3.4(d) of the Galena Disclosure Schedule, (i) none of the outstanding shares of Galena Capital Stock or Merger Sub Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Galena Capital Stock or Merger Sub Capital Stock are subject to any right of first refusal in favor of Galena or Merger Sub, as applicable; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Galena or the Galena Subsidiaries having a right to vote on any matters on which the Galena Stockholders or the sole shareholder of Merger Sub, as applicable, have a right to vote; (iv) there is no Galena Contract to which Galena or any of the Galena Subsidiaries are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Galena Capital Stock or capital stock of any of the Galena Subsidiaries. Except as set forth in Section 3.4(d) of the Galena Disclosure Schedule, neither Galena nor the Galena Subsidiaries are under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Galena Capital Stock, capital stock of any of the Galena Subsidiaries, Merger Sub Capital Stock or other securities.

(e)        The authorized share capital of Merger Sub consists of 1,000 ordinary shares of par value $1.00 per share (“Merger Sub Capital Stock”), two (2) of which is, and at the Effective Time will be, issued and outstanding and held of record by Holdings II. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(f)        All outstanding shares of Galena Capital Stock and Merger Sub Capital Stock, as well as all Galena Options and all Galena Warrants, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

3.5        SEC Filings; Financial Statements.

(a)        Except as set forth in Section 3.5(a) of the Galena Disclosure Schedule, since July 1, 2015, Galena has filed or furnished (as applicable) on a timely basis all forms, reports and documents (including all exhibits, schedules and annexes thereto) required to be filed with or furnished to the SEC under applicable Legal Requirements, including any amendments or supplements thereto (collectively, together with all documents filed on a voluntary basis on Form 8-K and together with all documents and information incorporated by reference therein, the “Galena SEC Documents”). Galena has made available to Sellas accurate and complete copies of all Galena SEC Documents, except for documents that have been filed electronically on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Galena SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), including in each case, the rules and regulations promulgated thereunder, and none of the Galena SEC Documents at the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 or 15d-14 promulgated under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to any Galena SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements, and no current or former executive officer of Galena has failed to make the Certifications required of him or her. Galena has made available to Sellas true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and Galena, on the other, since July 1, 2015, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of Galena. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or NASDAQ with respect to Galena SEC Documents. To the Knowledge of Galena, none of Galena SEC Documents are the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, including with regards to any accounting practices of Galena.

(b)        The financial statements (including any related notes) contained or incorporated by reference in the Galena SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;

(ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Galena and the Galena Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Galena for the periods covered thereby. Other than as expressly disclosed in the Galena SEC Documents filed prior to the date hereof, there has been no material change in Galena’s accounting methods or principles that would be required to be disclosed in Galena’s financial statements in accordance with GAAP. The books of account and other financial records of Galena and the Galena Subsidiaries are true and complete in all material respects.

(c)        Since October 30, 2007, the date of the first Form S-1 filing of Galena’s predecessor, Galena’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Galena, “independent” with respect to Galena within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Galena, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)        Except as set forth in Section 3.5(d) of the Galena Disclosure Schedule, from July 1, 2015 through the date hereof, Galena has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Galena Common Stock on The NASDAQ Capital Market (or such other NASDAQ market on which the Galena Common Stock then trades). Galena has not disclosed any unresolved comments in the Galena SEC Documents.

(e)        Since July 1, 2015, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Galena, the Galena Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)        Except as set forth on Section 3.5(f) of the Galena Disclosure Schedule, Galena is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of The NASDAQ Capital Market.

(g)        Galena maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Galena maintains records that in reasonable detail accurately and fairly reflect Galena’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Galena Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Galena’s assets that could have a material effect on Galena’s financial statements. Galena has evaluated the effectiveness of Galena’s internal control over financial reporting and, to the extent required by applicable Legal Requirements, presented in any applicable Galena SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Galena has disclosed to Galena’s auditors and the Audit Committee of the Galena Board of Directors (and made available to Sellas a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Galena’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Galena’s internal control over financial reporting. Except as disclosed in the Galena SEC Documents filed prior to the date hereof, Galena has not identified any material weaknesses in the design or operation of Galena’s internal control over financial reporting. Since July 1, 2015, there have been no material changes in Galena’s internal control over financial reporting.

(h)        Galena’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Galena in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Galena’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications. Galena has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Galena’s outside auditors and the audit committee of Galena’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way Galena’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Galena’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Galena SEC Document has been so disclosed. In accordance with Rule 13a-15(b) under the Exchange Act, Galena has evaluated the effectiveness of Galena’s disclosure controls and procedures and, to the extent required by applicable Legal Requirements, presented in any applicable Galena SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and, to the extent required by applicable Legal Requirements, disclosed in such report or amendment any change in Galena’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Galena’s internal control over financial reporting. Galena’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Galena maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016.

(i)        Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), Galena has not made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of Galena.

(j)        Since July 1, 2015, (i) Galena has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Galena’s internal accounting controls relating to periods after July 1, 2015, including any material complaint, allegation, assertion or claim that Galena has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Galena, whether or not employed by Galena, has reported evidence of a material violation of securities Legal Requirements, breach of fiduciary duty or similar violation, relating to periods after July 1, 2015, by Galena or agents to Galena’s Board of Directors or any committee thereof or, to the Knowledge of Galena, to any director or officer of Galena.

3.6        Absence of Changes. Except as set forth in Section 3.6 of the Galena Disclosure Schedule, between March 31, 2017 and the date of this Agreement, each of Galena and the Galena Subsidiaries have conducted its business in the Ordinary Course of Business and there has not been (a) any Galena Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Sellas pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7        Title to Assets. Each of Galena and the Galena Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Galena Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Galena or any Galena Subsidiary; and (iii) liens listed in Section 3.7 of the Galena Disclosure Schedule.

3.8        Real Property; Leaseholds. Neither Galena nor any Galena Subsidiary currently own, nor has it or any of its former Subsidiaries ever owned, any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 3.8 of the Galena Disclosure Schedule (the “Galena Leases”), which are each in full force and effect, with no existing material default thereunder.

3.9        Intellectual Property.

(a)        Galena, directly or through a Galena Subsidiary, owns, or has the right to use all Galena IP Rights, and has the right to bring actions for the infringement of all Galena Owned IP Rights and Galena Licensed IP Rights exclusively licensed to Galena or its Subsidiary.

(b)        Section 3.9(b) of the Galena Disclosure Schedule is an accurate, true and complete listing of all Galena Registered IP.

(c)        Section 3.9(c) of the Galena Disclosure Schedule accurately identifies (i) all Galena IP Rights licensed to Galena or any Galena Subsidiary (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Galena’s or any Galena Subsidiary’s products or services (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), (C) non-disclosure agreements and template agreements entered into in the Ordinary Course of Business; and (D) agreements between Galena or any Galena Subsidiaries and their respective employees and consultants; (ii) the corresponding Galena Contracts pursuant to which such Galena IP Rights are licensed to Galena or any Galena Subsidiary; (iii) whether the license or licenses granted to Galena or any Galena Subsidiary are exclusive or non-exclusive; and (iv) whether, to Galena’s Knowledge, any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Galena IP Rights.

(d)        Section 3.9(d) of the Galena Disclosure Schedule accurately identifies each Galena Contract pursuant to which any Person (other than Galena or Galena Subsidiary) has been granted by Galena or any Galena Subsidiaries any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Galena IP Rights (in each case, other than non-disclosure agreements or non-exclusive licenses entered into in the Ordinary Course of Business). Galena is not bound by, and no Galena Owned IP Rights (and to the Knowledge of Galena, no Galena Licensed IP Rights) are subject to, any Contract containing any covenant or contractual obligation that in any way limits or restricts the ability of Galena or any Galena Subsidiary to use, exploit, assert or enforce any Galena IP Rights anywhere in the world, in each case as would materially limit the business of Galena as currently conducted or planned to be conducted.

(e)        Galena or one Galena Subsidiary solely owns all right, title, and interest to and in Galena Owned IP Rights free and clear of any Encumbrances. Without limiting the generality of the foregoing and except as set forth in Section 3.9(e) of the Galena Disclosure Schedule:

(i)        All documents and instruments necessary to register or apply for or renew registration of (a) all Galena Registered IP that constitutes Galena Owned IP Rights and, (b) to the Knowledge of Galena, all Galena Registered IP that constitutes Galena Licensed IP Rights exclusively licensed to Galena, in each case have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body.

(ii)        Each Person who is or was an employee or contractor of Galena or any Galena Subsidiary and who is or was involved in the creation or development of any Intellectual Property during the course of such Person’s employment by or services for Galena or any Galena Subsidiary has signed an agreement containing an assignment of such Intellectual Property to Galena or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Galena and its Subsidiaries, in each case, (a) subject to any rules, regulations, requirements or policies of any institution (e.g., university, hospital or medical center) employer of such Person, and excluding any Intellectual Property generated by such Person’s activities as an employee of such institution, and (b) except to the extent any such agreement was entered into with a third party contractor for research, development or manufacturing services on behalf of Galena or any Galena Subsidiary and such third party contractor reserved its rights in such third-party contractor’s pre-existing Intellectual Property and improvements thereto or generally applicable research, development or manufacturing technology. To the Knowledge of Galena, no current or former stockholder, officer, director, employee or contractor of Galena or any Galena Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Galena IP Rights purported to be owned by Galena. To the Knowledge of Galena, no employee or contractor of Galena or any Galena Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Galena or such Subsidiary or (b) in breach of any Contract with any current or former employer or other Person concerning Galena IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Galena IP Rights.

(iii)        No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Galena Owned IP Rights or, to the Knowledge of Galena, any Galena IP Rights exclusively licensed to Galena.

(iv)        Galena and each Galena Subsidiary has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Galena or such Subsidiary holds, or purports to hold, as a trade secret.

(v)        Neither Galena nor any Galena Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Galena IP Rights to any other Person.

(vi)        To the Knowledge of Galena, the Galena IP Rights constitute all Intellectual Property necessary for Galena and the Galena Subsidiaries to conduct its business as currently conducted or planned to be conducted.

(f)        Galena is not a party to any Contract that, as a result of the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the grant of any license or other right to any Galena IP Rights or impair the right of Galena or the Surviving Company and its Subsidiaries to use, sell, license or enforce any Galena IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not reasonably be expected to result in a Galena Material Adverse Effect.

(g)        The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Galena or any Galena Subsidiaries (i) does not violate or constitute a breach of any Galena IP Rights Agreement, and, (ii) to the Knowledge of Galena, does not infringe or misappropriate any Intellectual Property right of any other party. To the Knowledge of Galena, no third party is infringing upon or misappropriating any Galena IP Rights, or violating any Galena IP Rights Agreement. There is no current or, to the Knowledge of Galena, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) against Galena or any Galena Subsidiary, or, to the Knowledge of Galena, against any licensor of Galena Licensed IP Rights contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Galena IP Rights, nor has Galena or any Galena Subsidiaries received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Galena or any Galena Subsidiaries conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h)        Each item of Galena Owned IP Rights that is Galena Registered IP and, to the Knowledge of Galena, each item of Galena Licensed IP Rights that is Galena Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Galena Registered IP in full force and effect (to the Knowledge of

Galena with respect to such item of Galena Registered IP that constitutes Galena Licensed IP Rights) have been made by the applicable deadline.

(i)        To Galena’s Knowledge, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Galena or any Galena Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Galena or any Galena Subsidiaries has or purports to have an ownership interest has been impaired as determined by Galena or any Galena Subsidiaries in accordance with GAAP.

3.10        Material Contracts.

(a)        Section 3.10(a) of the Galena Disclosure Schedule identifies each Galena Contract that is in effect as of the date of this Agreement (the “Galena Material Contracts” and, each, a “Galena Material Contract”) that is:

(i)        a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii)        a Galena Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(iii)        a Galena Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Galena or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Galena’s or its Subsidiaries’ ability to terminate employees at will;

(iv)       a Galena Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(v)        a Galena Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business, where material indemnification or guaranty is provided by Galena or Galena Subsidiary to a third party;

(vi)        a Galena Contract containing (A) any covenant limiting the freedom of Galena, any Galena Subsidiary or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vii)        a Galena Contract relating to capital expenditures and involving obligations after the date of this Agreement in excess of $50,000 and not cancelable without penalty, other than purchase orders for the purchase of inventory in the Ordinary Course of Business;

(viii)     a Galena Contract relating to the disposition or acquisition of material assets with a fair market value exceeding $50,000, or any ownership interest in any Entity;

(ix)        a Galena Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of Galena or any Galena Subsidiary or any loans or debt obligations with officers or directors of Galena;

(x)        a Galena Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Galena; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Galena has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Galena has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Galena; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Galena or any Contract to sell, distribute or commercialize any products or service of Galena, except agreements in the Ordinary Course of Business;

(xi)        a Galena Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Galena in connection with the Contemplated Transactions;

(xii)        a Galena IP Rights Agreement other than those that are immaterial;

(xiii)        a Galena Lease; or

(xiv)        any other Galena Contract that is not terminable at will (with no penalty or payment) by Galena (i) requiring payment or receipt by Sellas or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (ii) that is material to the business or operations of Galena.

(b)        Galena has delivered or made available to Sellas accurate and complete (except for applicable redactions thereto) copies of all Galena Material Contracts, including all amendments thereto. There are no Galena Material Contracts that are not in written form. Neither Galena nor any of the Galena Subsidiaries has, nor to Galena’s Knowledge, as of the date of this Agreement has any other party to a Galena Material Contract breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Galena Material Contract in such manner as would permit any other party to cancel or terminate any such Galena Material Contract, or would permit any other party to seek damages that constitutes a Galena Material Adverse Effect. As of the date of this Agreement, each Galena Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11        Undisclosed Liabilities. As of the date of this Agreement, neither Galena nor any Galena Subsidiary has any Liability, except for: (a) Liabilities identified as such in the “liabilities” column of the Galena Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Galena or its Subsidiaries since the date of the Galena Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Galena under Galena Contracts, including the reasonably expected performance of such Galena Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities described in Section 3.11 of the Galena Disclosure Schedule; and (e) Liabilities incurred in connection with the Contemplated Transactions.

3.12        Compliance; Permits; Restrictions.

(a)        Except as set forth on Section 3.12(a) of the Galena Disclosure Schedule, Galena and each Galena Subsidiary are, and since July 1, 2015 each of Galena and its Subsidiaries and former Subsidiaries has been, in compliance with all applicable Legal Requirements except for any non-compliance that would not constitute a Galena Material Adverse Effect. Neither Galena nor any Galena Subsidiaries has received any notice of violation of, or been charged with a violation of, any applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Galena, threatened against Galena or any Galena Subsidiary. Except as set forth on Section 3.12(a) of the Galena Disclosure Schedule, there is no Contract, judgment, injunction, order or decree binding upon Galena or any Galena Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Galena or any Galena Subsidiary, any acquisition of material property by Galena or any Galena Subsidiary or the conduct of business by Galena or any Galena Subsidiary as currently conducted, (ii) would reasonably be expected to have an adverse effect on Galena’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b)        Galena and the Galena Subsidiaries hold all Governmental Authorizations that are necessary for the operation Galena business (collectively, the “Galena Permits”) as currently conducted. Section 3.12(b) of the Galena Disclosure Schedule identifies each Galena Permit. Neither Galena nor any of the Galena Subsidiaries are in default under or in material breach or violation of (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) any term, condition or provision of any Galena Permit. Galena and the Galena Subsidiaries have taken all necessary action to maintain all Galena Permits in full force and effect, including the submission of timely and complete applications for renewal or reissuance of such Galena Permits, and no such Galena Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated; or (ii) modified in any adverse manner. Neither Galena nor any of the Galena Subsidiaries have received any notice or other communication from any Governmental Body regarding (A) any material violation of or failure to comply materially with any term or requirement of any Galena Permit or (B) any revocation, withdrawal, suspension, cancelation, termination or material modification of any Galena Permit. The rights and benefits of each material Galena Permit will be available to Galena immediately after the Effective Time on terms substantially identical to those enjoyed by Galena and the Galena Subsidiaries immediately prior to the Effective Time except where the unavailability of such Galena Permit would not constitute a Galena Material Adverse Effect.

(c)        Except as set forth in Section 3.12(c) of the Galena Disclosure Schedule, there are no proceedings pending or, to the Knowledge of Galena, threatened with respect to an alleged violation by Galena or any Galena Subsidiaries of the FDCA, the PHSA, FDA

regulations adopted thereunder, the Controlled Substances Act, or any other similar Legal Requirements promulgated by the FDA, or other comparable Drug Regulatory Agency.

(d)        Galena and each Galena Subsidiary holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for (i) the conduct of the business of Galena or such Subsidiary as currently conducted, and (ii) the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Galena Product Candidates”) (collectively, the “Galena Regulatory Permits”). No such Galena Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner, other than immaterial adverse modifications. Galena and each Galena Subsidiary is and, since July 1, 2015, has been in compliance in all material respects with the Galena Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency alleging any material violation of or failure to comply with any material term or requirement of any Galena Regulatory Permit. To Galena’s Knowledge, any third-party supplier, manufacturer, or contractor that is developing or manufacturing Galena Product Candidates for Galena or its Subsidiaries is in compliance with all Governmental Authorizations issued by a Drug Regulatory Agency applicable to such development or manufacture except for any such noncompliance that would not constitute a Galena Material Adverse Effect. Galena has made available to Sellas all information reasonably requested by Sellas in Galena’s or its Subsidiaries’ possession or control relating to Galena Product Candidates and the development, clinical testing, manufacturing, importation and exportation of Galena Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports, all material pre-clinical and material clinical study data; investigational new drug applications submitted to any Drug Regulatory Agency; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency, and meeting minutes with any Drug Regulatory Agency. The descriptions of, protocols for, and data and other results of all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Galena or its Subsidiaries that have been provided to Sellas are true, correct, and complete.

(e)        Section 3.12(e) of the Galena Disclosure Schedule sets forth a true, correct, and complete list of all of Galena and its Subsidiaries products and product candidates, noting, where applicable, (i) the phase of the clinical trial or development each product or product candidate is in, and (ii) those products or product candidates where FDA or other regulatory approval, including foreign approvals, has been applied for and/or received, and listing the application made and/or the approval or decision thereon obtained. All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Galena or its Subsidiaries or in which Galena or its Subsidiaries or their respective current products or product candidates, including the Galena Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with good clinical practices, standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 Subpart H, 316, and 601, as applicable. Since July 1, 2015, neither Galena nor any Galena Subsidiaries has received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Galena threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Galena or any Galena Subsidiaries or in which Galena or any Galena Subsidiaries or their respective current products or product candidates, including the Galena Product Candidates, have participated.

(f)        Neither Galena nor any of the Galena Subsidiaries is the subject of any pending, or to the Knowledge of Galena or the Galena Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Galena or any of the Galena Subsidiaries, neither Galena nor any of the Galena Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Galena Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Galena, any Galena Subsidiaries or to the Knowledge of Galena, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Galena, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Galena, any Galena Subsidiary or any of their respective officers, employees or agents.

3.13        Tax Matters.

(a)        Galena, each of its former Subsidiaries, and each Galena Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements or have filed for applicable and allowed extensions to file such returns, and expects to file such Tax Returns within the permitted extension deadline. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by an authority in a jurisdiction where Galena, each of its former Subsidiaries, or any Galena Subsidiary does not file Tax Returns that such company is subject to taxation by or filing requirements in that jurisdiction.

(b)        All material Taxes which have been determined to be due and owing by Galena, any of its former Subsidiaries, or any Galena Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Galena, each of its former Subsidiaries, and each Galena Subsidiary have been reserved for on the Galena Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Galena Unaudited Interim Balance Sheet, other than as set forth on Section 3.13(b) of the Galena Disclosure Schedule, neither Galena nor any Galena Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business.

(c)        Galena and each Galena Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)        There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on Galena’s Unaudited Interim Balance Sheet) upon any of the assets of Galena or any Galena Subsidiary.

(e)        No material deficiencies for Taxes with respect to Galena or any Galena Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Galena or any Galena Subsidiary. No issues relating to Taxes of Galena or any Galena Subsidiary were raised by the relevant

Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later Taxable period. Galena has delivered or made available to Sellas complete and accurate copies of all federal income Tax and all other material Tax Returns of Galena and each Galena Subsidiary (and the predecessors of each) for all Taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Galena and each Galena Subsidiary (and the predecessors of each) with respect to federal income Tax and all other material Taxes. Neither Galena nor any Galena Subsidiary (or any of their predecessors or authorized agents or any affiliated group filing consolidated, combined or unitary Tax Returns of which Galena, any of its former subsidiaries, or any Galena Subsidiary was a member for any tax year during which such entity was a member of such a group) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)        All material elections with respect to Taxes affecting Galena or any Galena Subsidiary as of the date hereof are set forth on Section 3.13(f) of the Galena Disclosure Schedule. Neither Galena nor any Galena Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Galena or any Galena Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g)        Neither Galena nor any Galena Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)        Neither Galena nor any Galena Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i)        Since January 1, 2013, neither Galena nor any Galena Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Galena) for federal, state, local or foreign Tax purposes. Neither Galena nor any Galena Subsidiary has any Liability for the Taxes of any Person (other than Galena and any Galena Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(j)        Neither Galena nor any Galena Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)        Neither Galena nor any Galena Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, limited liability company, business trust, or, to the Knowledge of Galena, other arrangement or contract which is treated as a partnership for Tax purposes.

(l)        Neither Galena nor any Galena Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, material pre-paid amount or open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m)        Neither Galena nor any Galena Subsidiary has entered into any transaction identified as a “listed transaction” or reportable transaction for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.14        Employee and Labor Matters; Benefit Plans.

(a)        The employment of each of the Galena and Galena Subsidiary employees is terminable by Galena and Galena Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Galena has made available to Sellas accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Galena Associates to the extent currently effective and material.

(b)        Neither Galena nor any Galena Subsidiary is a party to, bound by, or has, or had, a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees, and there are no labor organizations, trade or labor unions, employees’ associations or similar organizations representing, purporting to represent or, to the Knowledge of Galena, seeking or threatening to represent any employees of Galena or any Galena Subsidiary.

(c)        Section 3.14(c) of the Galena Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Galena or any Galena Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Galena, any of Galena’s current or former Subsidiaries or any Galena Affiliate, or under which Galena, any of Galena’s current or former Subsidiaries or any Galena Affiliate has incurred or may incur any liability (each, a “Galena Employee Plan”).

(d)        With respect to each Galena Employee Plan, Galena has made available to Sellas a true and complete copy of, to the extent applicable, (i) such Galena Employee Plan,

(ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Galena Employee Plan, (iv) the most recent summary plan description for each Galena Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Galena, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Galena Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years; (vii) all non-discrimination tests for the most recent three plan years; (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts; (ix) all material written employee communications within the past three years, and (x) all registration statements and prospectuses prepared in connection with each Galena Employee Plan.

(e)        Each Galena Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Galena, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Galena Employee Plan or the exempt status of any related trust. Each Galena Employee Plan has been maintained in compliance in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Except as set forth on Section 3.14(e)(i) of the Galena Disclosure Schedule, each Galena Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without material Liability to Galena, the Surviving Company, Sellas or any of their Affiliates (other than ordinary administrative expenses typically incurred in a termination event). Except as set forth on Section 3.14(e)(ii) of the Galena Disclosure Schedule, neither Galena nor any Galena Subsidiary or Galena Affiliate has announced its intention to modify or amend any Galena Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Galena Employee Plan, and to the Knowledge of Galena, each asset held under such Galena Employee Plan may be liquidated or terminated without the imposition of any material redemption fee, surrender charge or comparable Liability. Galena, each of its current and former Subsidiaries and each Galena Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Galena Employee Plans. Neither Galena, any of its current or former Subsidiaries, nor any Galena Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Galena Employee Plans. All contributions required to be made by Galena, any of its current or former Subsidiaries or any Galena Affiliate to any Galena Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Galena, is threatened, against or with respect to any Galena Employee Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Body.

(f)        Neither Galena, nor any of its current or former Subsidiaries or any Galena Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Galena, nor

any of its current or former Subsidiaries or any Galena Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Galena Employee Plan subject to ERISA and neither Galena, nor any of its current or former Subsidiaries or any Galena Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(g)        No Galena Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Galena, nor any of its current or former Subsidiaries or any Galena Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Galena Employee Plan is a Multiemployer Plan, and neither Galena, nor any of its current or former Subsidiaries or any Galena Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Galena Employee Plan is a Multiple Employer Plan.

(h)        To the Knowledge of Galena, no Galena Employee Plan provides for medical or death benefits to employees, independent contractors or directors of Galena, any Galena Subsidiary or any Galena Affiliate beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Galena Employee Plan qualified under Section 401(a) of the Code. Neither Galena nor any Galena Subsidiary or Galena Affiliate sponsors or maintains any self-funded employee benefit plan. No Galena Employee Plan is subject to any Legal Requirement of any foreign jurisdiction outside of the United States.

(i)        To the Knowledge of Galena, no payment or compensatory right pursuant to any Galena Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Galena or any of its current or former Subsidiaries, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j)        With respect to Galena Options granted pursuant to the Galena 2016 Incentive Plan, (i) each Galena Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Galena Option was duly authorized no later than the date on which the grant of such Galena Option was by its terms to be effective (the “Galena Grant Date”) by all necessary corporate action, including, as applicable, approval by the Galena Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Galena Option grant was made in accordance with the terms of the applicable Galena 2016 Incentive Plan, the Exchange Act and all other applicable Legal Requirements, including the rules of NASDAQ and any other exchange on which Galena securities are traded, (iv) the per share exercise price of each Galena Option was not less than the fair market value of a share of Galena Common Stock on the applicable Galena Grant Date and (v) each such Galena Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Galena and disclosed in Galena filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable Legal Requirements. Galena has not knowingly granted, and there is no and has been no policy or practice of Galena of granting, Galena Options prior to, or otherwise coordinate the grant of Galena Options with, the release or other public announcement of material information regarding Galena or its results of operations or prospects.

(k)        No Galena Options, stock appreciation rights or other equity-based awards issued or granted by Galena are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) maintained by or under which Galena or any of its current or former Subsidiaries makes, is obligated to make or promises to make, payments (each, a “Galena 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Galena 409A Plan is, or to the Knowledge of Galena will be, subject to the penalties of Code Section 409A(a)(1).

(l)        To the Knowledge of Galena, Galena and each of its current or former Subsidiaries has paid all wages, bonuses, commissions and other benefits and sums due (and all required taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. Galena and each of its current or former Subsidiaries is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(m)        Each of Galena and its current and former Subsidiaries has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Galena and each of its current and former Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Galena nor any of its current or former Subsidiaries has any material unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Galena and each Galena Affiliate is in compliance in all material respects with all applicable requirements of the ACA, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. To the Knowledge of Galena, no excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Galena Employee Plan. Neither Galena nor any Galena Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Galena. Each of Galena and its Galena Affiliates has maintained all records necessary to demonstrate its compliance with the ACA.

(n)        Galena is, and each of its current or former Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Galena, threatened or reasonably anticipated against Galena or any of its current or former Subsidiaries relating to any employee, employment agreement, independent contractor, independent contractor agreement or Galena Employee Plan. There are no pending or, to the Knowledge of Galena, threatened or reasonably anticipated claims or actions against Galena or any of its current or former Subsidiaries or any trustee of Galena or any of its current or former Subsidiaries under any worker’s compensation policy or long-term disability policy. Neither Galena nor any of its current or former Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices.

(o)        To the Knowledge of Galena, no current or former independent contractor of Galena or any of its current or former Subsidiaries would reasonably be deemed to be a misclassified employee. Except as set forth on Section 3.14(o) of the Galena Disclosure Schedule, no independent contractor of Galena is eligible to participate in any Galena Employee Plan. Neither Galena nor any of its current or former Subsidiaries has material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Galena nor any of its current or former Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Galena or its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(p)        There has never been, nor, to the Knowledge of Galena, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting Galena or any of its current or former Subsidiaries. To the Knowledge of Galena, no event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(q)        Galena is not, and neither Galena nor any of its current or former Subsidiaries, has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. Except as set forth in Section 3.14(q) of the Galena Disclosure

Schedule, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Galena, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Galena Associate, including charges of unfair labor practices or discrimination complaints.

(r)        There is no Contract or arrangement to which Galena or any Galena Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(s)        Neither Galena nor any Galena Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(t)        Except as set forth on Section 3.14(t) of the Galena Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Galena or any of its current or former Subsidiaries, (ii) materially increase or otherwise enhance any benefits otherwise payable by Galena or any of its current or former Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Galena or any of its current or former Subsidiaries or (v) result in the forgiveness in whole or in part of any outstanding loans made by Galena or any of its current or former Subsidiaries to any Person.

(u)        Section 3.14(u) of the Galena Disclosure Schedule sets forth, with respect to each Galena Associate, Galena’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Galena Associate, and the amount by which any of such Galena Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Galena Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Galena Associate.

3.15        Environmental Matters. Galena and each Galena Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Galena and each Galena Subsidiary of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and other Governmental Authorizations that is not a Galena Material Adverse Effect. Neither Galena, nor a Galena Subsidiary, nor any of its former Subsidiaries has received since July 1, 2015 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Galena, a Galena

Subsidiary, or any of its former Subsidiaries, is not in compliance with any Environmental Law, and, to the Knowledge of Galena, there are no circumstances that may prevent or interfere with Galena’s or a Galena Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Galena: (i) no current or prior owner of any property leased or controlled by Galena, a Galena Subsidiary, or any of its former Subsidiaries has received since July 1, 2015, any written notice or other communication relating to property owned or leased at any time by Galena, a Galena Subsidiary, or any of its former Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Galena, a Galena Subsidiary, or any of its former Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Galena, nor a Galena Subsidiary, nor any of its former Subsidiaries have any material liability under any Environmental Law.

3.16        Insurance.

(a)        Galena has delivered or made available to Sellas accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Galena and each Galena Subsidiary, as of the date of this Agreement (other than relating to any Galena Employee Plan). Each of such insurance policies is in full force and effect and Galena and each Galena Subsidiary is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since July 1, 2015, neither Galena nor any Galena Subsidiary has received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy (other than relating to any Galena Employee Plan); (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any issued insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Galena or any Galena Subsidiary. To Galena’s Knowledge, Galena and each Galena Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Galena or any Galena Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Galena or any Galena Subsidiary of its intent to do so.

(b)        Galena has delivered to Sellas accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Galena and each Galena Subsidiary as of the date of this Agreement (the “Existing Galena D&O Policies”). Section 3.16(b) of the Galena Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Galena and each Galena Subsidiary with respect to the Existing Galena D&O Policies. All premiums for the Existing Galena D&O Policies have been paid as of the date hereof.

3.17        Legal Proceedings; Orders.

(a)        There is no pending Legal Proceeding, and, to the Knowledge of Galena, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Galena or any Galena Subsidiary, or to the Knowledge of Galena, any director or officer of Galena (in his or her capacity as such) or any of the material assets owned or used by Galena or any Galena Subsidiary; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except for any such Legal Proceedings that would not constitute a Galena Material Adverse Effect. To the Knowledge of Galena, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)        There is no outstanding order, writ, injunction, judgment or decree to which Galena or any Galena Subsidiary or any of the material assets owned or used by Galena or any Galena Subsidiary, is subject. To the Knowledge of Galena, no officer of Galena or any Galena Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Galena or any Galena Subsidiary or to any material assets owned or used by Galena or any Galena Subsidiary.

3.18        FCPA and Anti-Corruption. Neither Galena nor any Galena Subsidiary has, and none of any of Galena’s or any Galena Subsidiary’s directors, managers or employees or, to the Knowledge of Galena, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Galena or any Galena Subsidiary or in connection with the business of Galena or any Galena Subsidiary, has in the last five (5) years or any applicable statute of limitations period if longer than five (5) years, (i) directly or indirectly offered, promised, authorized, provided, solicited, or accepted any corrupt or improper payment (such as a bribe or kickback) or benefit (such as an excessive gift, hospitality, favor, or advantage) to or from any person in exchange for business, a license or permit, a favorable inspection or other decision, or any other financial or other advantage or purpose in violation of any applicable Legal Requirement, or (ii) otherwise violated (a) the FCPA; (b) the Bribery Act; or (c) other applicable Bribery Legislation or U.S. export controls, sanctions, or embargoes (in each case to the extent applicable).

3.19        Inapplicability of Anti-takeover Statutes. The Galena Board of Directors and the board of directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Galena Stockholder Support Agreements and to the consummation of Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Galena Stockholder Support Agreements or any of the other Contemplated Transactions.

3.20        No Financial Advisor. Except as set forth on Section 3.20 of the Galena Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Galena or any of the Galena Subsidiaries.

3.21        Disclosure. The information supplied by Galena and each Galena Subsidiary for inclusion in the Proxy Statement / Prospectus / Information Statement will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Galena Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.22        Bank Accounts; Deposits.

(a)        Section 3.22(a) of the Galena Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Galena or any of the Galena Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date of this Agreement and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b)        All existing accounts receivable of Galena and the Galena Subsidiaries (including those accounts receivable reflected on the Galena Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Galena Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Galena and the Galena Subsidiaries arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off. All deposits of Galena and Galena Subsidiaries (including those set forth on the Galena Unaudited Interim Balance Sheet) are fully refundable to Galena or the applicable Galena Subsidiary.

3.23        Related Party Transactions. Except as set forth in Section 3.23 of the Galena Disclosure Schedule, there are no obligations of Galena or any Galena Subsidiary to, or Contracts with, current or former Affiliates, officers, directors, stockholders or employees of Galena or any Galena Subsidiary, or their respective Affiliates or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of Galena, (c) benefits due under a Galena Employee Plan and ordinary course fringe benefits and (d) agreements relating to outstanding Galena Options and Galena Warrants. To Galena’s Knowledge, no officer, director or employee of Galena, any Galena Subsidiary or any Galena Stockholder is directly interested in any Galena Material Contract. Except as set forth in Section 3.23 of the Galena Disclosure Schedule, neither Galena, nor any Galena Subsidiary, nor any of their respective Affiliates, directors, officers or employees (i) possess, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Entity that is a material supplier, contractor lessor, lessee or competitor of Galena or any Galena Subsidiary or (ii) has any material claim or cause of action against Galena or any Galena Subsidiary.

3.24        Valid Issuance. The Galena Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.25        Code of Ethics. Galena has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Galena has promptly disclosed any change in or waiver of Galena’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Galena, there have been no violations of provisions of Galena’s code of ethics by any such persons.

3.26        Opinion of Financial Advisor. The Galena Board of Directors (in its capacity as such) has received an opinion of Canaccord Genuity, financial advisor to Galena, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair to Galena from a financial point of view. Promptly following execution of this Agreement, Galena will furnish an accurate and complete copy of such opinion to Sellas.

3.27        Shell Company Status. Galena is not an issuer identified in Rule 144(i)(1) or of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

3.28        Exclusivity of Representations; Reliance.

(a)        Except as expressly set forth in this Article 3, neither Galena, the Galena Subsidiaries, nor any Person on behalf of Galena or the Galena Subsidiaries has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Galena or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b)        Galena and Merger Sub acknowledge and agree that, except for the representations and warranties of Sellas set forth in Article 2, none of Galena, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of Sellas or any other Person made outside of Article 2 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 4.

CERTAIN COVENANTS OF THE PARTIES

4.1        Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms hereto and the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:

(a)        provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries;

(b)        provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and

(c)        permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or reasonably appropriate. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i)        the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within 30 calendar days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii)        all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii)        any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv)        any material notice, document or other communication sent by or on behalf of a Party to any party to any Galena Material Contract or Sellas Material Contract, as applicable, or sent to a Party by any party to any Galena Material Contract or Sellas Material Contract, as applicable;

(v)        any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi)        any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii)        any material notice, report or other document received by a Party from any Governmental Body.

(d)        Notwithstanding the foregoing, (i) any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such Party’s properties or information and (ii) neither Party nor its respective Representatives or Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege.

4.2        Operation of Galena’s Business.

(a)        Except as set forth on Section 4.2(a) of the Galena Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, during the Pre-Closing Period, Galena shall: (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iii) conduct its business and operations in compliance with all applicable Legal Requirements and the requirements of all Galena Contracts that constitute Galena Material Contracts.

(b)        Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.2(b) of the Galena Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, Galena shall not, without the prior written consent of Sellas (which consent shall not be unreasonably withheld or delayed):

(i)        (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Galena Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

(ii)        sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except for shares of Galena Common Stock issued upon the valid exercise of Galena Options or Galena Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii)        amend the certificate of incorporation, bylaws or other charter or organizational documents of Galena or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)        form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)        (A) lend money to any Person (except for reasonable reimbursement to employees and consultants for travel and other expenses in the ordinary course), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $25,000;

(vi)        (A) adopt, establish or enter into any Galena Employee Plan, (B) cause or permit any Galena Employee Plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Sellas, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions and the operation of Galena’s business in the Ordinary Course of Business, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Galena Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Galena Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Galena Associate, (G) except as provided in the Galena Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Galena Associate, or (H) provide or make any Tax-related gross-up payment, provided, that Galena may pay those Terminated Galena Associate Payments set forth on Schedule 5.6(a) to the Terminated Galena Associates in connection with their termination of employment or service;

(vii)        enter into any material transaction outside the Ordinary Course of Business;

(viii)        acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, other than in the Ordinary Course of Business, provided, however, that Galena may sell office equipment or furnishings in an amount not to exceed $100,000;

(ix)        (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)        enter into, amend or terminate any Galena Contract that, if effective as of the date hereof, would constitute a Galena Material Contract;

(xi)        initiate or settle any Legal Proceeding;

(xii)        adopt any stockholder rights plan or similar arrangement; or

(xiii)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Sellas, directly or indirectly, the right to control or direct Galena’s operations during the Pre-Closing Period.

4.3        Operation of Sellas’ Business.

(a)        Except as set forth on Section 4.3(a) of the Sellas Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, during the Pre-Closing Period, Sellas shall and shall cause its Subsidiaries to conduct its business and operations: (i) in the Ordinary Course of Business; and (ii) in compliance with all applicable Legal Requirements and the requirements of all Sellas Contracts that constitute Sellas Material Contracts.

(b)        Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.3(b) of the Sellas Disclosure Schedule, as expressly permitted by this Agreement, or as required by applicable Legal Requirements, Sellas shall not, nor shall it permit any Galena Subsidiaries to, without the prior written consent of Galena (which consent shall not be unreasonably withheld or delayed):

(i)        (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Sellas Shares or (B) repurchase, redeem or otherwise reacquire any shares of its share capital or other securities except pursuant to Sellas Contracts existing as of the date of this Agreement;

(ii)        sell, issue or grant, or authorize the issuance of: (A) any share capital or other security (except for Sellas Shares issued upon the valid exercise of Sellas Options, Sellas RSUs, Sellas Convertible Note or Sellas Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any share capital or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any share capital or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii)        amend the memorandum of association, bye-laws or other charter or organizational documents of Sellas, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)        form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)        (A) lend money to any Person (except for reasonable reimbursement to employees and consultants for travel and other expenses in the ordinary course), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $150,000;

(vi)        enter into any Contract with a labor union or collective bargaining agreement;

(vii)        acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(viii)        (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or

(ix)        adopt any stockholder rights plan or similar arrangement; or

(x)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Galena, directly or indirectly, the right to control or direct Sellas’ operations during the Pre-Closing Period.

4.4        Notification of Certain Matters.

(a)        During the Pre-Closing Period, Galena shall:

(i)        promptly notify Sellas of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Galena, or to the Knowledge of Galena, any director or officer of Galena, that is commenced or asserted against, or, to the Knowledge of Galena, threatened against, Galena or any director or officer of Galena; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Galena Disclosure Schedule; and

(ii)        promptly notify Sellas in writing of: (A) the discovery by Galena of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Galena in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Galena in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Galena in a manner that causes the condition set forth in Section 8.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7 or Article 8 impossible or materially less likely. No notification given to Sellas pursuant to this Section 4.4(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Galena contained in this Agreement or the Galena Disclosure Schedule for purposes of Section 8.1.

(b)        During the Pre-Closing Period, Sellas shall:

(i)        promptly notify Galena of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Sellas or any Sellas Subsidiaries, or to the Knowledge of Sellas, any director or officer of Sellas, that is commenced or asserted against, or, to the Knowledge of Sellas, threatened against, Sellas, any Sellas Subsidiaries, or any director or officer of Sellas; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Sellas Disclosure Schedule; and

(ii)        promptly notify Galena in writing, of: (i) the discovery by Sellas of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Sellas in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Sellas in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Sellas in a manner that causes the condition set forth in Section 7.2 not to be satisfied; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7 or Article 8 impossible or materially less likely. No notification given to Galena pursuant to this Section 4.4(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Sellas contained in this Agreement or the Sellas Disclosure Schedule for purposes of Section 7.1.

4.5        No Solicitation.

(a)        Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, respond to or take any action to knowingly facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (an “Acquisition Agreement”); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party).

(b)        Notwithstanding anything contained in Section 4.5(a), prior to receipt of the Required Sellas Stockholder Vote, in the case of Sellas, or the Required Galena Stockholder Votes, in the case of Galena such Party may, (i) enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement containing provisions at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.5; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five Business Days prior to furnishing any such non-public information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; and (D) at least three Business Days prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to Sellas or Galena, as applicable (to the extent such non-public information has not been previously furnished by such Party to Sellas or Galena, as applicable). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(c)        If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such

Party shall keep the other Party fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d)        Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its Representatives) in possession of non-public information in respect of such Party or its Subsidiaries that was furnished by or on behalf of such Party or its Subsidiaries to return or destroy (and confirm destruction of) all such information.

ARTICLE 5.

ADDITIONAL AGREEMENTS OF THE PARTIES

5.1        Registration Statement; Proxy Statement / Prospectus / Information Statement.

(a)        As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement / Prospectus / Information Statement and Galena shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement / Prospectus / Information Statement will be included as a prospectus.

(b)        Galena covenants and agrees that the Proxy Statement / Prospectus / Information Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement / Prospectus / Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Galena Stockholders, at the time of the Galena Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Galena makes no covenant, representation or warranty with respect to statements made in the Proxy Statement / Prospectus / Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Sellas specifically for inclusion therein. Sellas covenants and agrees that the information supplied by Sellas and each Sellas Subsidiary for inclusion in the Proxy Statement / Prospectus / Information Statement (including any Sellas Financials) will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Galena Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement / Prospectus / Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c)        Galena shall notify Sellas promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement / Prospectus / Information Statement or the Form S-4 Registration Statement or for additional information and shall supply Sellas with copies of (i) all correspondence between Galena or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement / Prospectus / Information Statement, the Form S-4 Registration Statement or the Contemplated Transactions and (ii) all orders of the SEC relating to the Form S-4 Registration Statement. Galena shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement / Prospectus / Information Statement and Form S-4 Registration Statement, and Sellas and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Prior to the Form S-4 Registration Statement being declared effective, if a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act is required (1) Sellas shall use its reasonable best efforts to execute and deliver to Cooley LLP (“Cooley”) and to Paul Hastings LLP (“Paul Hastings”) the applicable “Tax Representation Letter” referenced in Section 5.11(b); and (2) Galena shall use its reasonable best efforts to execute and deliver to Paul Hastings and to Cooley the applicable “Tax Representation Letter” referenced in Section 5.11(b). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (A) Sellas shall use its commercially reasonable efforts to cause Cooley to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (B) Galena shall use its commercially reasonable efforts to cause Paul Hastings to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(c) and Section 5.11(b). Galena shall use its commercially reasonable efforts to have the Form S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after it is filed with the SEC. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Galena, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus / Information Statement will be made by Galena, in each case, without providing Sellas a reasonable opportunity to review and comment thereon. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Sellas occurs, or if Sellas becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement / Prospectus / Information Statement, then Sellas shall promptly inform Galena thereof and shall cooperate fully with Galena in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Galena’s Stockholders. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement / Prospectus / Information Statement to be mailed to the Sellas Stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act.

(d)        Prior to the Effective Time, Galena shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Galena Common Stock to be issued in the Merger shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Sellas Shares has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Sellas Stockholder Written Consent.

(e)        Sellas shall reasonably cooperate with Galena and provide, and require its Representatives to provide, Galena and its Representatives with all true, correct and complete information regarding Sellas that is required by applicable Legal Requirements to be included in the Form S-4 Registration Statement or reasonably requested from Sellas to be included in the Form S-4 Registration Statement.

5.2        Sellas Stockholder Written Consent.

(a)        Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, and in any event no later than five Business Days thereafter, Sellas shall obtain the written consent of the holders of such majority specified in the Companies Act of the Sellas Shares issued and outstanding on the record date (the “Sellas Stockholder Written Consent”) for purposes of (i) adopting this Agreement, the Bermuda Merger Agreement and approving the Merger, the conversion of the Sellas Convertible Note, and the other actions contemplated by this Agreement (the “Sellas Stockholder Matters”); and (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to the Companies Act.

(b)        Sellas agrees that, subject to Section 5.2(c): (i) the Sellas Board of Directors shall recommend that Sellas Stockholders vote to approve the Sellas Stockholder Matters (the “Sellas Board Recommendation”) and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a); and (ii) (A) the Sellas Board Recommendation shall not be withdrawn or modified in a manner adverse to Galena, and no resolution by the Sellas Board of Directors or any committee thereof to withdraw or modify the Sellas Board Recommendation in a manner adverse to Galena shall be adopted or proposed and (B) the Sellas Board of Directors shall not recommend any Acquisition Transaction (collectively a “Sellas Board Adverse Recommendation Change”).

(c)        Notwithstanding the foregoing, at any time prior to the receipt of the Required Sellas Stockholder Vote, the Sellas Board of Directors may make a Sellas Board Adverse Recommendation Change, if: (i) the Sellas Board of Directors has received an Acquisition Proposal that the Sellas Board of Directors has determined in its good faith judgment, after consultation with Sellas’ outside legal counsel and independent financial advisor, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Sellas that occurs or arises after the date of this Agreement that was neither known to Sellas or the Sellas Board of Directors nor reasonably foreseeable as of the date of this Agreement (a “Sellas Intervening Event”), the Sellas Board of Directors determines in its good faith judgment, after consultation with Sellas’ outside legal counsel, that the failure to make Sellas Board Adverse Recommendation Change could be reasonably likely to constitute a breach of its fiduciary obligations to Sellas and the Sellas Stockholders under applicable Legal Requirements; provided, however, that prior to Sellas taking any action permitted under this Section 5.2(c), (A) in the case of a Superior Offer, (1) Sellas must promptly notify Galena, in writing, at least five Business Days (the “Notice Period”) that Sellas has received an Acquisition Proposal that the Sellas Board of Directors intends to declare a Superior Offer and that the Sellas Board of Directors is considering a Sellas Board Adverse Recommendation Change, and (2) Sellas attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer; or (B) in the case of a Sellas Intervening Event, Sellas promptly notifies Galena, in writing, within the Notice Period before making a Sellas Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Sellas Intervening Event and that the Sellas Board of Directors is considering a Sellas Board Adverse Recommendation Change.

(d)        Unless the Sellas Board of Directors has effected a Sellas Board Adverse Recommendation Change in accordance with Section 5.2(c), Sellas’ obligation to solicit the consent of its stockholders to sign the Sellas Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Sellas Board Recommendation.

5.3        Galena Stockholders’ Meeting.

(a)        Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, Galena shall:

(i)        take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Galena Common Stock for the purpose of seeking approval of

(1)        the amendment of Galena’s certificate of incorporation to effect the NASDAQ Reverse Split,

(2)        the Galena Bylaw Amendment,

(3)        the issuance of shares of Galena Common Stock to the Sellas Stockholders pursuant to the terms of this Agreement,

(4)        the change of control of Galena resulting from the Merger,

(5)         subject to Section 5.22, the 2017 Equity Incentive Plan in substantially the form attached hereto as Exhibit E and the share reserve as determined by the Galena Compensation Committee and the Galena Board (with the input of the Sellas Board of Directors),

(6)        subject to Section 5.22,, the 2017 Employee Stock Purchase Plan in substantially the form attached hereto as Exhibit F and the share reserve as determined by the Galena Compensation Committee and the Galena Board (with the input of the Sellas Board of Directors),

(7)        the Galena Additional Certificate of Incorporation Amendment, and

(8)        in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Galena Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Galena’s named executed officers in connection with the completion of the Merger, if applicable (the matters contemplated by the clauses 5.3(a)(i)(1), 5.3(a)(i)(3) and 5.3(a)(i)(4) are collectively referred to as the “Galena Stockholder Matters,” and the matters contemplated by clauses 5.3(a)(i)(2), 5.3(a)(i)(5), 5.3(a)(i)(6), 5.3(a)(i)(7) and 5.3(a)(i)(8) are collectively referred to herein as collectively, the “Other Galena Stockholder Matters”), and

(ii)        mail to the Galena Stockholders as of the record date established for stockholders’ meeting of Galena, the Proxy Statement / Prospectus / Information Statement;

provided, however, that in no event shall such meeting take place more than 60 calendar days after the date the S-4 Registration Statement is declared effective by the SEC (such meeting, the “Galena Stockholders’ Meeting”).

(b)        Galena agrees that, subject to Section 5.3(c): (i) the Galena Board of Directors shall recommend that the holders of Galena Common Stock vote to approve the Galena Stockholder Matters and the Other Galena Stockholder Matters; (ii) the Proxy Statement / Prospectus / Information Statement shall include a statement to the effect that the Galena Board of Directors recommends that Galena Stockholders vote to approve the Galena Stockholder Matters and the Other Galena Stockholder Matters (the “Galena Board Recommendation”); (iii) the Galena Board of Directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above; and (iv) (A) the Galena Board Recommendation shall not be withdrawn or modified in a manner adverse to Sellas, and no resolution by the Galena Board of Director or any committee thereof to withdraw or modify the Galena Board Recommendation in a manner adverse to Sellas shall be adopted or proposed and (B) the Galena Board of Directors shall not recommend any Acquisition Transaction (collectively a “Galena Board Adverse Recommendation Change”).

(c)        Notwithstanding the foregoing, at any time prior to the receipt of the Required Galena Stockholder Votes, the Galena Board of Directors may make a Galena Board Adverse Recommendation Change, if: (i) the Galena Board of Directors has received an Acquisition Proposal that the Galena Board of Directors has determined in its good faith judgment, after consultation with Galena’s outside legal counsel and independent financial advisor, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Galena that occurs or arises after the date of this Agreement that was neither known to Galena or the Galena Board of Directors nor reasonably foreseeable as of the date of this Agreement (a “Galena Intervening Event”), the Galena Board of Directors determines in its good faith judgment, after consultation with Galena’s outside legal counsel, that the failure to make Galena Board Adverse Recommendation Change could be reasonably likely to constitute a breach of its fiduciary obligations to the Galena Stockholders under applicable Legal Requirements; provided, however, that prior to Galena taking any action permitted under this Section 5.3(c), (A) in the case of a Superior Offer, (1) Galena must promptly notify Sellas, in writing, within the Notice Period that Galena has received an Acquisition Proposal that the Galena Board of Directors intends to declare a Superior Offer and that the Galena Board of Directors is considering a Galena Board Adverse Recommendation Change, and (2) Galena attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer; or (B) in the case of a Galena Intervening Event, Galena promptly notifies Sellas, in writing, within the Notice Period before making a Galena Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Galena Intervening Event and that the Galena Board of Directors is considering a Galena Board Adverse Recommendation Change.

(d)        Unless the Galena Board of Directors has effected a Galena Board Adverse Recommendation Change in accordance with Section 5.3(c), Galena’s obligation to call, give notice of and hold the Galena Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Galena Board Recommendation.

(e)        Nothing contained in this Agreement shall prohibit Galena or its Board of Directors from (i) taking and disclosing to the Galena Stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), (ii) making any disclosure to the Galena Stockholders if the Galena Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Galena Stockholders under applicable Legal Requirements, and (iii) making a “stop, look and listen” communication to the Galena Stockholders pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Galena Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Galena Board of Directors reaffirms the Galena Board Recommendation in such disclosure or public statement or within five Business Days of such disclosure or public statement; (B) in the case of clause “(iii),” any such disclosure or public statement shall be deemed to be a Galena Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Galena Board of Directors reaffirms the Galena Board Recommendation in such disclosure or public statement or within 10 Business Days of such disclosure or public statement; and (C) Galena shall not affect a Galena Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4        Regulatory Approvals.

(a)        Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all Legal Requirements that may be imposed on such Party with respect to the Contemplated Transactions and, subject to the conditions set forth in Article 6 hereof, to consummate the Contemplated Transactions, as promptly as practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees to file or otherwise submit, as soon as practicable after the date of this Agreement, but in any event no later than 10 Business Days of the date hereof, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall prepare and file, if and as required, any notification or other document to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Sellas and Galena shall respond as promptly as is practicable to respond in compliance with any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

(b)        Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.4(a); and (ii) keep Sellas or Galena, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to any other Governmental Body relating to the Contemplated Transactions. Subject to applicable Legal Requirements relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

(c)        Notwithstanding Sections 5.4(a) through 5.4(b) or any other provision of this Agreement to the contrary, in no event shall either Party be required to agree to (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any Governmental Body in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.4 that, would have an adverse impact, in any material respect, on any of the Parties.

5.5        Sellas Options, RSUs and Warrants.

(a)        Subject to Section 5.5(e), at the Effective Time, each Sellas Option that is outstanding and unexercised immediately prior to the Effective Time under the Sellas Incentive Plan, whether or not vested, shall be assumed by Galena and converted into an option to purchase Galena Common Stock, and Galena shall assume the Sellas Incentive Plan and each such Sellas Option in accordance with the terms (as in effect as of the date of this Agreement) of the Sellas Incentive Plan and the terms of the stock option agreement by which such Sellas Option is evidenced. All rights with respect to Sellas Shares under Sellas Options assumed by Galena shall thereupon be converted into rights with respect to Galena Common Stock. Accordingly, from and after the Effective Time: (i) each Sellas Option assumed by Galena may be exercised solely for shares of Galena Common Stock; (ii) the number of shares of Galena Common Stock subject to each Sellas Option assumed by Galena shall be determined by multiplying (A) the number of Sellas Shares that were subject to such Sellas Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Galena Common Stock; (iii) the per share exercise price for the Galena Common Stock issuable upon exercise of each Sellas Option assumed by Galena shall be determined by dividing (A) the per share exercise price of Sellas Shares subject to such Sellas Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Sellas Option assumed by Galena shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Sellas Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Sellas Option, such Sellas Option assumed by Galena in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Galena Common Stock subsequent to the Effective Time; and (B) the Galena Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Sellas Board of Directors or any committee thereof with respect to each Sellas Option assumed by Galena. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Sellas Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Galena Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Sellas Option shall not constitute a “modification” of such Sellas Option for purposes of Section 409A or Section 424 of the Code.

(b)        Galena shall file with the SEC, no later than 30 calendar days after the Effective Time, a registration statement on Form S-8, if available for use by Galena, relating to the shares of Galena Common Stock issuable with respect to Sellas Options assumed by Galena in accordance with Section 5.5(a).

(c)        At the Effective Time, each Sellas Warrant that is outstanding and unexercised immediately prior to the Effective Time (for the avoidance of doubt, excluding

Sellas Warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Merger), if any, shall be converted into and become a warrant to purchase Galena Common Stock and Galena shall assume each such Sellas Warrant in accordance with its terms. All rights with respect to Sellas Shares under Sellas Warrants assumed by Galena shall thereupon be converted into rights with respect to Galena Common Stock. Accordingly, from and after the Effective Time: (i) each Sellas Warrant assumed by Galena may be exercised solely for shares of Galena Common Stock; (ii) the number of shares of Galena Common Stock subject to each Sellas Warrant assumed by Galena shall be determined by multiplying (A) the number of Sellas Shares, or the number of Sellas Shares issuable upon exercise of the Sellas Warrant, as applicable, that were subject to such Sellas Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Galena Common Stock; (iii) the per share exercise price for the Galena Common Stock issuable upon exercise of each Sellas Warrant assumed by Galena shall be determined by dividing the per share exercise price of Sellas Shares subject to such Sellas Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Sellas Warrant assumed by Galena shall continue in full force and effect and the term and other provisions of such Sellas Warrant shall otherwise remain unchanged.

(d)        Subject to Section 5.5(e), at the Effective Time, each Sellas RSU that is outstanding immediately prior to the Effective Time under the Sellas Incentive Plan shall be assumed by Galena and converted into restricted stock units with respect to Galena Common Stock, and Galena shall assume the Sellas Incentive Plan and each such Sellas RSU in accordance with the terms (as in effect as of the date of this Agreement) of the Sellas Incentive Plan and the terms of the restricted stock unit agreement by which such Sellas RSU is evidenced. All rights with respect to Sellas Shares under Sellas RSUs assumed by Galena shall thereupon be converted into rights with respect to Galena Common Stock. Accordingly, from and after the Effective Time: (i) each Sellas RSU assumed by Galena shall relate to shares of Galena Common Stock; (ii) the number of shares of Galena Common Stock subject to each Sellas RSU assumed by Galena shall be determined by multiplying (A) the number of Sellas Shares that were subject to such Sellas RSU, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Galena Common Stock; and (iii) any restriction on the exercise of any Sellas RSU assumed by Galena shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Sellas RSU shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Sellas RSU, such Sellas RSU assumed by Galena in accordance with this Section 5.5(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Galena Common Stock subsequent to the Effective Time; and (B) the Galena Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Sellas Board of Directors or any committee thereof with respect to each Sellas RSU assumed by Galena. Notwithstanding anything to the contrary in this Section 5.5(d), the conversion of each Sellas RSU into a restricted stock unit with respect to Galena Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Sellas RSU shall not constitute a “modification” of such Sellas RSU for purposes of Section 409A or Section 424 of the Code.

(e)        Prior to the Effective Time, Sellas shall take all actions that may be necessary (under the Sellas Employee Plans, the Sellas Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Sellas Options, Sellas RSUs and Sellas Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6        Galena Employee and Benefits Matters; Galena Options

(a)        Unless otherwise agreed in writing by Sellas and Galena, pursuant to written notice provided by Sellas to Galena no later than three calendar days prior to the Closing Date Galena shall, and shall cause any Galena Subsidiaries to, terminate the employment and service of each Galena Associate as of the Effective Time, (the “Terminated Galena Associates”) such that neither Galena nor any Galena Subsidiary shall have any Galena Associate in its employ or service as of the Effective Time. As a condition to payment of any Terminated Galena Associate Payment to a Terminated Galena Associate and prior to the Closing Date, Galena will use commercially reasonable efforts to obtain from each Terminated Galena Associate an effective release of claims in a form approved by Sellas, which approval shall not be unreasonably withheld, conditioned or delayed. Prior to the Closing, Galena shall use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state Legal Requirement equivalent with respect to the Terminated Galena Associates. Schedule 5.6(a) sets forth, with respect to each Terminated Galena Associate, Galena’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Terminated Galena Associate, and the amount by which any of such Terminated Galena Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Galena Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Terminated Galena Associate (together, the “Terminated Galena Associate Payments”). Prior to the Closing, Galena shall cause all Terminated Galena Associate Payments to be paid and satisfied in full such that Galena, the Surviving Company, Sellas and any of their Affiliates shall not have any Liability with respect to the Terminated Galena Associate on or following the Effective Time.

(b)        Each Galena Option that is outstanding and unexercised immediately prior to the Effective Time, whether under the Galena 2016 Incentive Plan or otherwise, shall remain outstanding and, if a holder of a Galena Option (other than a holder who is a member of the Galena Board of Directors) is terminated other than for cause within the meaning of such plan, then such any Galena Option held by such holder may be exercised for a period of time equal to the lesser of (i) one year after such termination and (ii) the original expiration date of the Galena Option. Prior to the Effective Time, the Galena Board of Directors will adopt appropriate resolutions (which draft resolutions shall be provided to Sellas for reasonable review and approval by Sellas prior to adoption by the Galena Board of Directors and no later than five calendar days prior to the Closing Date) and will have taken all other actions necessary and appropriate (under the Galena 2016 Incentive Plan, the Galena Options, and otherwise) to effectuate the provisions of this Section 5.6(b).

(c)        Effective no later than the day immediately preceding the Closing Date, Galena shall terminate (i) all Galena Employee Plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Galena Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Galena 401(k) Plan”), and (ii) each other Galena Employee Plan listed on Section 3.14(c) of the Galena Disclosure Schedule unless written notice is provided by Sellas to Galena no later than three calendar days prior to the Closing Date, instructing Galena not to terminate any such Galena Employee Plan. Galena shall provide Sellas with evidence that such Galena Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Galena Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Sellas. Galena also shall take such other actions in furtherance of terminating such Galena Employee Plan(s) as Sellas may reasonably require. In the event that termination of the Galena 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Galena shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Sellas no later than 14 calendar days prior to the Closing Date.

(d)        During the period commencing at the Closing and ending on the date which is twelve months from the Closing (or if earlier, the date of the employee’s termination of employment with Galena and its Affiliates), Galena shall and shall cause its Subsidiaries to provide each Galena employee who remains employed immediately after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less favorable in the aggregate than the base salary or hourly wages provided by Galena immediately prior to the Closing; (ii) target annual cash performance bonus opportunities, if any, which are no less favorable in the aggregate than the target bonus opportunities provided by Galena immediately prior to the Closing; (iii) retirement and welfare benefits that are substantially comparable in the aggregate to those historically provided by Galena to similarly situated employees of Galena and its Subsidiaries; and (iv) severance benefits that are no less favorable in the aggregate than the written agreement, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing.

(e)        This Section 5.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement. Nothing in this Section 5.6, express or implied, will (i) constitute or be treated as an amendment of any Galena Employee Plan or Sellas Employee Plan (or an undertaking to amend any such plan), (ii) prohibit Galena, any Galena Affiliate, Sellas, or any Sellas Affiliate from amending, modifying or terminating any Galena Employee Plan or Sellas Employee Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than Galena and Sellas.

5.7        Indemnification of Officers and Directors.

(a)        From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Galena and the Surviving Company shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Galena or Sellas (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Galena or Sellas, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations and in the case of the Surviving Company to the fullest extent permitted under the Companies Act. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Galena and the Surviving Company, jointly and severally, upon receipt by Galena or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)        The certificate of incorporation and bylaws or such similar constitutional documents of each of Galena and the Surviving Company shall contain, and Galena shall cause the bye-laws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Galena and Sellas than are presently set forth in the certificate of incorporation and bylaws or such similar constitutional documents of Galena and Sellas, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Galena or Sellas.

(c)        Galena shall purchase a “tail” insurance policy for the Galena’s officers and directors with an effective date as of the Closing Date, which shall remain effective for six years following the Closing Date (and until such later date as of which any Legal Proceeding commenced during such six-year period shall have been finally disposed of), with at least the same coverage and amounts and containing terms and conditions that are not less favorable to the Galena officers and directors than the Existing Galena D&O Policies.

(d)        Galena shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(e)        The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, charter, statute, bylaw or agreement. The obligations of Galena under this Section 5.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.7 applies, as well as their heirs and representatives, shall be third party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).

(f)        In the event Galena or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Company or Entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Galena or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Galena shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 5.7.

5.8        Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Company to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.9        Disclosure. Without limiting Sellas’ or Galena’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party has approved such press release or disclosure in writing; or (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.

5.10        Listing. Galena shall use its commercially reasonable efforts: (a) to maintain its existing listing on The NASDAQ Capital Market and to obtain approval of the listing of the combined company on The NASDAQ Capital Market; (b) to effect the NASDAQ Reverse Split, (c) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit to NASDAQ a notification form for the listing of the shares of Galena Common Stock to be issued in the Merger, and (ii) to cause such shares to be approved for listing (subject to notice of issuance); and (d) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing for the Galena Common Stock on The NASDAQ Capital Market (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be approved for listing (subject to official notice of issuance). Sellas will cooperate with Galena as reasonably requested by Galena with respect to the NASDAQ Listing Application and promptly furnish to Galena all information concerning Sellas and Sellas Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

5.11        Tax Matters.

(a)        The Sellas Stockholders and Galena will treat the Merger as a taxable sale and purchase of the shares of Sellas for all U.S. federal, state and local income Tax purposes unless otherwise required by applicable Legal Requirements.

(b)        Sellas shall use its reasonable best efforts to deliver to Cooley and Paul Hastings a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Sellas, containing representations of Sellas, and Galena shall use its reasonable best efforts to deliver to Cooley and Paul Hastings a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Galena, containing representations of Galena, in each case as shall be reasonably necessary or appropriate to enable Cooley and Paul Hastings to render the applicable opinions described in Section 5.1(c) of this Agreement if a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act is required.

(c)        Notwithstanding anything to the contrary in this Agreement, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be borne by Galena. Galena will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Galena shall provide the Sellas Stockholders with reasonably satisfactory evidence that such Transfer Taxes have been paid.

5.12        Legends. Galena shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Galena Common Stock to be received in the Merger by equityholders of Sellas who may be considered “affiliates” of Galena for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Galena Common Stock.

5.13        Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement.

5.14        Directors and Officers. Prior to the Effective Time, but to be effective at the Effective Time, the Galena Board of Directors shall (i) set the size of the Galena Board of Directors at seven members and elect five designees selected by Sellas and two designees selected by Galena (the “Galena Designees”) (with such designees, in the aggregate, expected to satisfy the requisite independence requirements for the Galena Board of Directors, as well as the sophistication and independence requirements for the required committees of the Galena Board of Directors, pursuant to NASDAQ’s listing standards), each to serve as a member of the Galena Board of Directors, provided that the designation of the Galena Designees by Galena shall be subject to the prior consent of Sellas, not to be unreasonably withheld, (ii) take all necessary action to appoint each of the individuals set forth on Schedule 5.14 as officers of Galena to hold the offices set forth opposite his or her name, and (iii) appoint each of the directors to the committees of the Galena Board of Directors as to be determined by Sellas (with such director, in the aggregate, expected to satisfy the sophistication and independence requirements for the required committees of the Galena Board of Directors pursuant to NASDAQ’s listing standards). To the extent permissible under the DGCL, one Galena Designees shall be elected to the class of directors the term of which expires at the 2020 annual meeting of Galena stockholders and one Galena Designee shall be elected to the class of directors the term of which expires at the 2019 annual meeting of the Galena Stockholders.

5.15        Section 16 Matters. Prior to the Effective Time, Galena shall take all such steps as may be required to cause any acquisitions of Galena Common Stock and any options to purchase Galena Common Stock resulting from the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Galena, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16        Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Legal Requirement becomes or is deemed to applicable to Galena, Sellas, Merger Sub, or the Contemplated Transactions, then each of Galena, Sellas, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Legal Requirement inapplicable to the foregoing.

5.17        Termination of Certain Agreements and Rights. Sellas shall use commercially reasonable efforts to terminate, at or prior to the Effective Time, those agreements set forth on Schedule 5.17 (collectively, the “Investor Agreements”).

5.18        “Ineligible Issuer” Designation. Galena shall use reasonable best efforts to assist Sellas in its efforts to have the SEC determine that, as of the Effective Time, it will not be necessary that Galena be considered an “ineligible issuer,” as that term is defined under Rule 405 under the Securities Act.

5.19        Continued Support of the Galena Clinical Program(a). Sellas shall use its commercially reasonable best efforts to provide financial and clinical support to continue the Galena Clinical Program, which has a budget not to exceed $3,000,000 through December 31, 2019. In the event Sellas decides, after using such commercially reasonable best efforts, to no longer provide financial and clinical support of the Galena Clinical Program, Sellas, shall use commercially reasonable best efforts to effectuate a sale, partnership or collaboration of the Galena Clinical Program.

5.20        Cooperation for Continued Listing on the NASDAQ Capital Market(a). Sellas agrees to use its reasonable best efforts to assist Galena in its efforts to continue to have the Galena Common Stock listed on the NASDAQ Capital Market, including assisting in connection with Galena’s efforts to be granted an additional 180-day period to regain compliance with NASDAQ Capital Market Listing Rule 5550(a)(2) relating to maintaining a minimum bid price for the Galena Common Stock of $1.00.

5.21        Litigation.

(a)        Galena shall control any Legal Proceeding listed in Section 5.21(a) of the Galena Disclosure Schedule; provided, however, that Galena shall consult with Sellas with respect to such Legal Proceedings, and Galena shall in good faith take any comments of Sellas into account with respect to such Legal Proceedings and no such settlement shall be agreed to without the prior written consent of Sellas (provided that such consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement is fully covered by Galena’s insurance policies or if such settlement is in compliance with the first two disclosures set forth on Schedule 4.2(a) of the Galena Disclosure Schedule.

(b)        Galena shall control any Legal Proceeding brought by Galena Stockholders against Galena and/or its directors relating to the Contemplated Transactions (“Stockholder Litigation”); provided that Galena shall consult with Sellas with respect to such Stockholder Litigation, and Galena shall in good faith take any comments of Sellas into account with respect to such Stockholder Litigation and, no settlement shall be agreed to without the prior written consent of Sellas (provided that such consent shall not be unreasonably withheld or delayed).Galena shall promptly notify Sellas of any such Stockholder Litigation brought, or threatened, against Galena and/or members of Galena’s Board of Directors and shall keep Sellas informed on a current basis with respect to the status thereof.

5.22        Proposed 2017 Equity Plans. Galena will use its best efforts to have 2017 Equity Incentive Plan and the 2017 Employee Stock Purchase Plan approved by Compensation Committee of the Galena Board (the “Galena Compensation Committee”) and the Galena Board, provided that nothing in this Section 5.22 shall require the Galena Compensation Committee or the Galena Board to take any action it deems inconsistent with its fiduciary duties; and provided further that if the Galena Compensation Committee and the Galena Board approve the 2017 Equity Incentive Plan and the 2017 Employee Stock Purchase Plan, the Galena Board shall take all action necessary under applicable Legal Requirements to seek approval of the proposals in clauses 5.3(a)(i)(5) and 5.3(a)(i)(6) in accordance with Section 5.3. If the Compensation Committee and the Galena Board shall have not approved the 2017 Equity Incentive Plan and the 2017 Employee Stock Purchase Plan at least 10 days prior to the date that the S-4 Registration Statement is declared effective, then Sellas shall be entitled to grant an amount of Sellas Options and Sellas RSUs up to the Sellas Reserved Share Amount under the Sellas Incentive Plan and any such issued Sellas Options or Sellas RSUs shall be assumed by Galena pursuant to Section 5.5(a) and Section 5.5(d) (the “Additional Awards”).

ARTICLE 6.

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1        Effectiveness of Registration Statement. The Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement has been issued by the SEC and no proceedings for that purpose and no similar proceeding has been initiated or, to the Knowledge of Galena, threatened by the SEC.

6.2        No Restraints. (a) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal; and (b) there shall be no Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action challenging or seeking to restrain or prohibit the consummation of the Merger.

6.3        Stockholder Approval. (a) Sellas has obtained the Required Sellas Stockholder Vote, (b) Galena has obtained the Required Galena Stockholder Votes, and (c) Sellas has received evidence, in form and substance satisfactory to it, that Merger Sub has obtained the Required Merger Sub Stockholder Vote.

6.4        Regulatory Matters. Any waiting period applicable to the consummation of the Merger applicable to foreign Legal Requirements relating to antitrust or competition matters has expired or been terminated, and there shall not be in effect any voluntary agreement between Galena, Merger Sub and/or Sellas, on the one hand, and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body, on the other hand, pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that neither Sellas, on the one hand, nor Galena or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.5        Listing. (a) The existing shares of Galena Common Stock have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the shares of Galena Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).

ARTICLE 7.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF GALENA AND MERGER SUB

The obligations of Galena and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Galena, at or prior to the Closing, of each of the following conditions:

7.1        Accuracy of Representations. (a) The representations and warranties of Sellas in Section 2.4(a), Section 2.4(b) and Section 2.4(c) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Sellas in Article 2 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Sellas Material Adverse Effect (provided that all “Sellas Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Sellas in Article 2 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

7.2        Performance of Covenants. Each of the covenants and obligations in this Agreement that Sellas is required to comply with or to perform at or prior to the Closing have been complied with and performed by Sellas in all material respects.

7.3        No Sellas Material Adverse Effect. Since the date of this Agreement, there has not occurred any Sellas Material Adverse Effect that is continuing.

7.4        Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.5        Dissenting Shares. No more than seven and a half percent (7.5%) of the Sellas Shares immediately prior to the Merger shall have become Dissenting Shares as a result of the Merger.

7.6        Documents. Galena has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a)        a certificate executed by the Chief Executive Officer and CFO of Sellas confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4 and 7.5 have been duly satisfied;

(b)        (i) certificates of good standing or similar of Sellas in its jurisdiction of incorporation and the various foreign jurisdictions in which it is qualified to do business, (ii) certified copies of the certificate of incorporation, memorandum of association and bye-laws of Sellas, (iii) a certificate as to the incumbency of the Chief Executive Officer and CFO of Sellas, and (iv) the adoption of resolutions of the Sellas Board of Directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Sellas hereunder;

(c)        a certificate notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Galena along with written authorization for Galena to deliver such notice form and certificate to the Internal Revenue Service on behalf of Sellas upon the Closing;

(d)        the Allocation Certificate; and

(e)        (i) duly executed certificate of an authorized officer of Sellas certifying the validity of Required Sellas Stockholder Vote; and (ii) the statutory declaration by an officer of Sellas required pursuant to Section 108(3) of the Companies Act.

ARTICLE 8.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLAS

The obligations of Sellas to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Sellas, at or prior to the Closing, of each of the following conditions:

8.1        Accuracy of Representations. (a) The representations and warranties of Galena and Merger Sub in Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(e) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Galena and Merger Sub in Article 3 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Galena Material Adverse Effect (provided that all “Galena Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Galena in Article 3 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause  (i), as of such particular date).

8.2         Performance of Covenants. (a) Galena and Merger Sub will have complied with the covenants and obligations set forth in Section 4.2(b)(ii) in all respects and (b) all of the other covenants and obligations in this Agreement that either Galena or Merger Sub is required to comply with or to perform at or prior to the Closing have been complied with and performed in all material respects.

8.3        No Galena Material Adverse Effect. Since the date of this Agreement, there has not occurred any Galena Material Adverse Effect that is continuing.

8.4        Termination of Contracts. Sellas has received evidence, in form and substance satisfactory to it, that all Galena Contracts (other than the Galena Contracts listed on Schedule 8.4) have been (a) terminated, assigned, or fully performed by Galena and (b) all obligations of Galena thereunder have been fully satisfied, waived or otherwise discharged.

8.5        Board of Directors and Officers. Galena has caused the Galena Board of Directors and the officers of Galena to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.

8.6        Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Galena has failed to provide, with respect to any Galena SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7        Satisfaction of Liabilities. Galena has satisfied all of its Liabilities with respect to the matters listed on Schedule 8.7 as of the Closing Date and Sellas has received payoff letters or other proof of payment evidencing the satisfaction of such Liabilities and release of any Encumbrances related to such Liabilities, in form and substance satisfactory, to Sellas.

8.8        Amendment to Certificate of Incorporation. Galena has effected the NASDAQ Reverse Split and has provided a file-stamped copy of the amendment to Galena’s certificate of incorporation effecting the NASDAQ Reverse Split.

8.9        Documents. Sellas has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a)        a certificate executed by the Chief Executive Officer and CFO of Galena confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, 8.6, and 8.7 have been duly satisfied;

(b)        (i) certificates of good standing or similar of each of Galena and Merger Sub in its jurisdiction of organization or incorporation and the various foreign jurisdictions in which each is qualified to do business, (ii) certified copies of the certificate of incorporation, memorandum of association and bye-laws of Galena and Merger Sub, as applicable (iii) a certificate as to the incumbency of the officers of Galena and Merger Sub, and (iv) the adoption of resolutions of the Galena Board of Directors and the board of directors of Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Galena and Merger Sub hereunder;

(c)        written resignations in forms satisfactory to Sellas, dated as of the Closing Date and effective as of the Closing executed by all officers and directors of Galena;

(d)        the Galena Outstanding Shares Certificate; and

(e)        (i) duly executed certificate of an authorized officer of Galena certifying the validity of the Required Galena Stockholder Votes; (ii) duly executed certificate of an authorized officer of Merger Sub certifying the validity of the Required Merger Sub Stockholder Vote; and (iii) the statutory declaration by an officer of Merger Sub required pursuant to Section 108(3) of the Companies Act.

8.10        UK Subsidiary. In the United Kingdom, Sellas shall have provided to Companies House all information required under applicable United Kingdom law relating to persons who have significant control of Sellas Life Sciences Group UK Ltd.

ARTICLE 9.

TERMINATION

9.1        Termination. This Agreement may be terminated prior to the Effective Time (whether before or after obtaining the Required Sellas Stockholder Vote or Required Galena Stockholder Votes, as applicable, unless otherwise specified below):

(a)        by mutual written consent duly authorized by the Boards of Directors of Galena and Sellas;

(b)        by either Galena or Sellas if the Merger shall not have been consummated by December 31, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Sellas, on the one hand, or to Galena, on the other hand, if such Party’s (or, in the case of Galena, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is 60 calendar days prior to the Outside Date, then either Sellas or Galena shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional 60 calendar days from the Outside Date;

(c)        by either Galena or Sellas if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)        by Galena if the Required Sellas Stockholder Vote shall not have been obtained within five Business Days of the Form S-4 Registration Statement being declared effective by the SEC; provided, however, that once the Required Sellas Stockholder Vote has been obtained, Galena may not terminate this Agreement pursuant to this Section 9.1(d);

(e)        by either Galena or Sellas if (i) the Galena Stockholders’ Meeting (including any adjournments and postponements thereof) has been held and completed and the Galena Stockholders have taken a final vote on the Galena Stockholder Matters and (ii) the Galena Stockholder Matters have not been approved at the Galena Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Galena Stockholder Votes; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Galena where the failure to obtain the Required Galena Stockholder Votes has been caused by the action or failure to act of Galena or Merger Sub and such action or failure to act constitutes a material breach by Galena or Merger Sub of this Agreement;

(f)        by Sellas (at any time prior to obtaining the Required Galena Stockholder Votes) if any of the following events have occurred: (i) Galena failed to include the Galena Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) the Galena Board of Directors has approved, endorsed or recommended any Acquisition Proposal; (iii) Galena has failed to hold the Galena Stockholders’ Meeting within 60 calendar days of the Form S-4 Registration Statement being declared effective by the SEC under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60-calendar day period shall be tolled for the earlier of 60 calendar days or so long as such stop order remains in effect or such proceeding or threatened proceeding remains pending); (iv) Galena has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Galena or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5;

(g)        by Galena (at any time prior to the approval of the Merger by the Required Sellas Stockholder Vote) if any of the following events have occurred: (i) the Sellas Board of Directors failed to include the Sellas Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) the Sellas Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iii) Sellas has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (iv) Sellas or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.5 of this Agreement;

(h)        by Sellas, upon a breach of any representation, warranty, covenant or agreement on the part of Galena or Merger Sub set forth in this Agreement, or if any representation or warranty of Galena or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, however, that if such inaccuracy in Galena’s or Merger Sub’s representations and warranties or breach by Galena or Merger Sub is curable by Galena or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Sellas to Galena of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h); provided further, however, that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure to obtain the Required Galena Stockholder Votes (in which case, termination must be made pursuant to Section 9.1(e));

(i)        by Galena, upon a breach of any representation, warranty, covenant or agreement on the part of Sellas set forth in this Agreement, or if any representation or warranty of Sellas has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, however, that if such inaccuracy in Sellas’ representations and warranties or breach by Sellas is curable by Sellas, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Galena to Sellas of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required Sellas Stockholder Vote (in which case, termination must be made pursuant to Section 9.1(d));

(j)        by Galena (prior to obtaining the Required Galena Stockholder Votes), if the Galena Board of Directors authorized Galena to enter into any Permitted Alternative Agreement; provided, however, that Galena shall not enter into any Permitted Alternative Agreement unless (i) Galena has complied with its obligations under Section 4.5; (ii) Galena has complied with its obligations under Section 5.3(c); (iii) Galena concurrently pays to Sellas amounts due pursuant to Section 9.3; and (iv) a copy of the execution version of such Permitted Alternative Agreement and all related agreements, exhibits, schedules, and other documents have been delivered to Sellas; or

(k)        by Sellas (prior to obtaining the Required Sellas Stockholder Vote), if the Sellas Board of Directors authorized Sellas to enter into any Permitted Alternative Agreement; provided, however, that Sellas shall not enter into any Permitted Alternative Agreement unless (i) Sellas has complied with its obligations under Section 4.5; (ii) Sellas has complied with its obligations under Section 5.2(c); (iii) Sellas concurrently pays to Galena amounts due pursuant to Section 9.3; and (iv) a copy of the execution version of such Permitted Alternative Agreement and all related agreements, exhibits, schedules, and other documents have been delivered to Galena.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2        Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its common law fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3        Expenses; Termination Fees.

(a)        Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Galena and Sellas shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under any foreign antitrust Legal Requirement applicable to this Agreement and the Contemplated Transactions; provided, further, that Galena and Sellas shall also share equally all fees and expenses incurred by engagement of the Exchange Agent and in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

(b)        (i) If (A) this Agreement is terminated by Galena or Sellas pursuant to Section 9.1(e) or Section 9.1(f), (B) at any time before the Galena Stockholders’ Meeting a bona fide Acquisition Proposal with respect to Galena has been publicly announced, disclosed or otherwise communicated to the Galena Board of Directors and (C) in the event this Agreement is terminated pursuant Section 9.1(e), within 12 months after the date of such termination, Galena enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Galena shall pay to Sellas, within 10 Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $750,000 (the “Sellas Termination Fee”), in addition to any amount payable to Sellas pursuant to Section 9.3(c) or Section 9.3(e).

(ii)        If (A) this Agreement is terminated by Galena pursuant to Section 9.1(d) or Section 9.1(g), (B) at any time before obtaining the Required Sellas Stockholder Vote a bona fide Acquisition Proposal with respect to Sellas has been publicly announced, disclosed or otherwise communicated to the Sellas Board of Directors, and (C) in the event this Agreement is terminated pursuant Section 9.1(d), within 12 months after the date of such termination, Sellas enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Sellas shall pay to Galena, within 10 Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $750,000 (the “Galena Termination Fee”), in addition to any amount payable to Galena pursuant to Section 9.3(d) or Section 9.3(e).

(iii)        If this Agreement is terminated by Galena pursuant to Section 9.1(j), then Galena shall pay to Sellas, concurrent with such termination, the Sellas Termination Fee, in addition to any amount payable to Sellas pursuant to Section 9.3(c) or Section 9.3(e).

(iv)        If this Agreement is terminated by Sellas pursuant to Section 9.1(k), then Sellas shall pay to Galena, concurrent with such termination, the Galena Termination Fee, in addition to any amount payable to Galena pursuant to Section 9.3(d) or Section 9.3(e).

(c)        (i) If this Agreement is terminated by Sellas pursuant to Section 9.1(f) or Section 9.1(h), or (ii) if this Agreement is terminated by Galena pursuant to Section 9.1(e) or Section 9.1(j), or (iii) in the event of a failure of Sellas to consummate the transactions to be consummated at the Closing solely as a result of a Galena Material Adverse Effect as set forth in Section 8.3 (provided, that at such time all of the other conditions precedent to Galena’s obligation to close set forth in Article 6 and Article 7 of this Agreement have been satisfied by Sellas, are capable of being satisfied by Sellas or have been waived by Galena), then Galena shall reimburse Sellas for all reasonable fees and expenses incurred by Sellas in connection with this Agreement and the transactions contemplated hereby, including (A) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (B) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby (such expenses, including (A) and (B) above, collectively, the “Third-Party Expenses”), up to a maximum of $100,000, by wire transfer of same-day funds within 10 Business Days following the date on which Sellas submits to Galena true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Sellas except for reasonably documented out-of-pocket expenses otherwise reimbursable by Sellas to such financial advisor pursuant to the terms of Sellas’ engagement letter or similar arrangement with financial advisor.

(d)        (i) If this Agreement is terminated by Galena pursuant to Section 9.1(g) or Section 9.1(i), or (ii) if this Agreement is terminated by Sellas pursuant to Section 9.1(k), or (iii) in the event of a failure of Galena to consummate the transactions to be consummated at the Closing solely as a result of a Sellas Material Adverse Effect as set forth in Section 7.3 (provided, that at such time all of the other conditions precedent to Sellas’ obligation to close set forth in Article 6 and Article 8 of this Agreement have been satisfied by Galena, are capable of being satisfied by Galena or have been waived by Sellas), then Sellas shall reimburse Galena for all Third-Party Expenses incurred by Galena up to a maximum of $100,000, by wire transfer of same-day funds within 10 Business Days following the date on which Galena submits to Sellas true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Galena except for reasonably documented out-of-pocket expenses otherwise reimbursable by Galena to such financial advisor pursuant to the terms of Galena’s engagement letter or similar arrangement with financial advisor.

(e)        If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), Section 9.3(c), or Section 9.3(d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate”

(as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Notwithstanding anything to the contrary contained in this Agreement, Sellas shall not be entitled to reimbursement from any Third Party Expenses pursuant to Section 9.3(c) from Galena and no Sellas Termination Fee shall be due if this Agreement is terminated by Sellas solely as a result of failure of the condition set forth in Section 6.5.

The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Galena or Sellas be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3, are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 10.

MISCELLANEOUS PROVISIONS

10.1    Non-Survival of Representations and Warranties. The representations and warranties of Sellas, Merger Sub and Galena contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section  10.1 shall survive the Effective Time.

10.2    Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Sellas, Merger Sub and Galena at any time (whether before or after obtaining the Required Galena Stockholder Votes or the Required Sellas Stockholder Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made, which by applicable Legal Requirement requires further approval of the stockholders of such Party, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Sellas, Merger Sub and Galena.

10.3    Waiver.

(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4    Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws; provided that the terms and conditions of the Bermuda Merger Agreement will be governed by the laws of Bermuda. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions (other than for any action or proceeding arising out of or relating to the Merger with respect to which the Parties submit to the exclusive jurisdiction of the courts of Bermuda): (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c)  each of the Parties irrevocably waives the right to trial by jury.

10.6     Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7    Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of each other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without each other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered,

given and received when delivered by hand, by registered mail, by courier or express delivery service, electronic mail, or by facsimile to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such Party below (or to such other address, electronic mail address, or facsimile telephone number as such Party has specified in a written notice given to the other parties hereto):

if to Galena or Merger Sub:

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

Attention: Stephen F. Ghiglieri, Interim Chief Executive Officer and

Chief Financial Officer

Telephone No.: (855) 855-4253

E-mail: sghiglieri@galenabiopharma.com

with a copy to:

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

Attention: Thomas R. Pollock

Telephone: (415) 856-7047

E-mail: thomaspollock@paulhastings.com

if to Sellas:

SELLAS Life Sciences Group Ltd

O’Hara House

3 Bermudiana Road

Hamilton HM 11

Bermuda

Telephone: +1 441-400-2875

Attention: Angelos M. Stergiou, MD, ScD h.c.

E-Mail: astergiou@sellaslife.com

with a copy to:

Cooley LLP

1114 Avenue of the Americas, 46th Floor

New York, NY 10036

Telephone: 212- 479-6721

Attention: Yvan-Claude Pierre; Garth Osterman

Email: ypierre@cooley.com; gosterman@cooley.com

10.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.11    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

GALENA BIOPHARMA, INC.

By:	/s/ Stephen Ghiglieri
Name:	Stephen Ghiglieri
Title: Chief Executive Officer (Interim) and Chief Financial Officer

SELLAS INTERMEDIATE HOLDINGS I, INC.

By:	/s/ Stephen Ghiglieri
Name:	Stephen Ghiglieri
Title:	President and Treasurer

SELLAS INTERMEDIATE HOLDINGS II, INC.

By:	/s/ Stephen Ghiglieri
Name:	Stephen Ghiglieri.
Title:	President and Treasurer

GALENA MERGER SUB, LTD.

By:	/s/ Stephen Ghiglieri
Name:	Stephen Ghiglieri
Title: Chief Executive Officer and President

SELLAS LIFE SCIENCES GROUP LTD

By:	/s/ Angelos M. Stergiou
Name:	Angelos M. Stergiou, MD, ScD h.c.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“ACA” has the meaning set forth in Section 2.14(p).

“Acquisition Agreement” has the meaning set forth in Section 4.5(a).

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Sellas, on the one hand, or Galena, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Sellas or any of its Affiliates, on the one hand, or by or on behalf of Galena or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole (c) any tender offer or exchange offer, that if consummated would result in any Person beneficially owning 20% or more of the outstanding equity securities of a Party or any of its Subsidiaries.

“Additional Awards” has the meaning set forth in Section 5.22.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person, through one or more intermediaries or otherwise; provided, however, that such Person shall be deemed an Affiliate for only so long as such control exists. For purposes of this definition, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Certificate” has the meaning set forth in Section 1.10(b).

“Bermuda Merger Agreement” means the Merger Agreement in the form substantially attached hereto as Exhibit B.

“Bribery Act” means mean the United Kingdom Bribery Act 2010.

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the U.S. Travel Act as set forth in 18 U.S. Code § 1952; the U.S. Domestic Bribery Statute as set forth in 18 U.S. Code § 201; the Organization For Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or antimony laundering laws of any jurisdiction in which Sellas, Sellas Subsidiaries or Galena or Galena Subsidiaries operate.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certifications” has the meaning set forth in Section 3.5(a).

“CFO” has the meaning set forth in Section 1.10(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Company Continuing Employee” has the meaning set forth in Section 5.6(d).

“Confidentiality Agreement” means the Mutual Confidentiality Disclosure Agreement, dated March 10, 2017, between Sellas and Galena.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the NASDAQ Reverse Split, and the other transactions and actions contemplated by this Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Cooley” has the meaning set forth in Section 5.1(c).

“D&O Indemnified Parties” has the meaning set forth in Section 5.7(a).

“Debenture” means the debenture in the original principal amount of $25,530,000 issued by Galena to JGB Newton, Ltd. on May 10, 2016, as subsequently amended.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in Section 1.8(a).

“Drug Regulatory Agency” has the meaning set forth in Section 2.12(d).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law(s)” means any federal, state, regional, local or foreign Legal Requirement regulating, relating to, or imposing liability or standards of conduct concerning the use, generation, handling, storage, treatment, transport, decontamination, clean-up, removal, encapsulation, enclosure, abatement or disposal of any Hazardous Material as now or at any time hereafter in effect, all as amended or hereafter amended, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 9601, et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the River and Harbor Act of 1899, 33 U.S.C. § 401 et seq.; the National Emission Standard for Asbestos, 40 C.F.R. § 61.140 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Endangered Species Act, 16 U.S.C. § 1531, et seq.; the Atomic Energy Act of 1954, 42 U.S.C. § 2011 et seq.; the Nuclear Waste Policy Act of 1982, 42 U.S.C. § 10101 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.7(a).

“Exchange Fund” has the meaning set forth in Section 1.7(a).

“Exchange Ratio” means, subject to Section 1.5(g), the following ratio (with such ratio being calculated to the nearest 1/10,000 of a share): the quotient obtained by dividing (a) the Sellas Merger Shares by (b) the Sellas Outstanding Shares, in which

•	“Sellas Allocation Percentage” means 1.00 minus the Galena Allocation Percentage.

•	“Sellas Merger Shares” means the product determined by multiplying (a) the Post-Closing Galena Shares by (b) the Sellas Allocation Percentage.

•	“Sellas Outstanding Shares” means the total number of Sellas Shares outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Sellas Shares basis and assuming, without limitation or duplication, (a) the exercise of all Sellas Options outstanding as of immediately prior to the Effective Time, (b) the settlement in shares of each outstanding Sellas RSUs outstanding as of immediately prior to the Effective Time, (c) the conversion of the Sellas Convertible Note outstanding as of immediately prior to the Effective Time, (d) the exercise of the Sellas Warrants outstanding as of the Effective Time, (e) the issuance of Sellas Shares pursuant to the terms of any other securities of Sellas outstanding on the date hereof, and (f) the issuance of shares of Sellas Shares in respect of all other options, warrants or rights to receive such shares that are issued subsequent to the date hereof and that are outstanding immediately prior to the Effective Time. Notwithstanding anything to the contrary contained in this definition, Sellas Outstanding Shares shall exclude the Additional Awards.

•	“Post-Closing Galena Shares” means the quotient determined by dividing (a) the Galena Outstanding Shares by (b) the Galena Allocation Percentage.

“Existing Galena D&O Policies” has the meaning set forth in Section 3.16(b).

“Existing Sellas D&O Policies” has the meaning set forth in Section 2.16(b).

“FDA” has the meaning set forth in Section 2.12(d).

“FDCA” has the meaning set forth in Section 2.12(d).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Galena registering the public offering and sale of Galena Common Stock to all Sellas Stockholders in the Merger, including all shares of Galena Common Stock to be issued in exchange for all Sellas Shares in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” has the meaning set forth in Section 2.5(a).

“Galena” has the meaning set forth in the Preamble.

“Galena 2016 Incentive Plan” has the meaning set forth in Section 3.4(b).

“Galena 2017 Warrants” has the meaning set forth in the definition of Galena Outstanding Shares.

“Galena 401(k) Plan” has the meaning set forth in Section 5.6(c).

“Galena 409A Plan” has the meaning set forth in Section 3.14(k).

“Galena Additional Certificate of Incorporation Amendment” means an amendment to Galena’s certificate of incorporation in substantially the form attached hereto as Exhibit H.

“Galena Affiliate” means any Person that is (or at any relevant time was) under common control with Galena within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Galena Allocation Percentage” means 0.325;

“Galena Associate” means any current or former employee, independent contractor, officer or director of Galena, any of its former Subsidiaries or any Galena Affiliate.

“Galena Board Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Galena Board of Directors” means the board of directors of Galena.

“Galena Board Recommendation” has the meaning set forth in Section 5.3(b).

“Galena Bylaw Amendment” means an amendment to amend and restate Galena’s bylaws in a form attached hereto as Exhibit G.

“Galena Capital Stock” means Galena Common Stock and Galena preferred stock.

“Galena Clinical Program” means the clinical program of Galena as of the date of this Agreement consisting of the following ongoing and planned trials: (a) ongoing investigator sponsored Phase 2b combination trial of NeuVax™ + trastuzumab in node-positive or node negative/triple negative, HER2 IHC 1+/2+ patients, (b) ongoing Phase 2 combination trial of NeuVax™ + trastuzumab in high risk, node-positive or negative, HER2 IHC 3+ patients, and (c) ongoing investigator sponsored (currently screening patients and in cooperation with the NCI) Phase 2 trial of the NeuVax vaccine in women with Ductal Carcinoma in Situ of the breast.

“Galena Common Stock” has the meaning set forth in Section 3.4(a).

“Galena Contract” means any Contract: (a) to which Galena is a Party; or (b) by which Galena or any Galena IP Rights or any other asset of Galena is bound or under which Galena has any obligation.

“Galena Compensation Committee” has the meaning set forth in Section 5.3(a)(i)(5)

“Galena Designees” has the meaning set forth in Section 5.14.

“Galena Disclosure Schedule” has the meaning set forth in Article 3.

“Galena Employee Plan” has the meaning set forth in Section 3.14(c).

“Galena Grant Date” has the meaning set forth in Section 3.14(j).

“Galena Intervening Event” has the meaning set forth in Section 5.3(c).

“Galena IP Rights” means all Intellectual Property owned, licensed or controlled by Galena or any Galena Subsidiaries that is necessary or used in the business of Galena and its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Galena IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Galena IP Rights to which Galena or any Galena Subsidiary is a party or is otherwise bound.

“Galena Leases” has the meaning set forth in Section 3.8.

“Galena Licensed IP Rights” means Galena IP Rights to which Galena or any Galena Subsidiaries has been granted a license or other right to use by other Persons.

“Galena Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Galena Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Galena and its Subsidiaries taken as a whole; or (b) the ability of Galena to consummate the Contemplated Transactions or to perform any of its covenants or obligations under this Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Galena Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Galena relating to the Galena IP Rights; (ii) any change in the cash position of Galena which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Galena and its Subsidiaries participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Galena and its Subsidiaries taken as a whole; (iv) any failure of Galena or any Galena Subsidiaries to meet internal projections or forecast or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement or any change in the price or trading volume of Galena Common Stock (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute a Galena Material Adverse Effect and may be taken into account in determining whether a Galena Material Adverse Effect has occurred); (v) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (vi) the conversion or redemption of the Debenture; (vii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (viii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Galena Material Contract” has the meaning set forth in Section 3.10.

“Galena Options” means options to purchase shares of Galena Common Stock issued or granted by Galena.

“Galena Outstanding Shares” means, subject to Section 1.5(g), the total number of shares of Galena Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Galena Common Stock basis, and assuming, without limitation or duplication, (a) the exercise of each Galena Option outstanding as of the Effective Time, solely to the extent such Galena Option will not be cancelled pursuant to Section 5.6(b) at the Effective Time or exercised prior thereto, (b) the exercise of all warrants outstanding as of immediately prior to the Effective Time that were issued by Galena under the Warrant Agreement dated February 13, 2017 (the “Galena 2017 Warrants”), (c) the issuance of Galena Common Stock pursuant to the terms of any other securities of Galena outstanding on the date hereof and (d) the issuance of shares of Galena Common Stock in respect of all other options, warrants or rights to receive such shares that are issued subsequent to the date hereof and that are outstanding immediately prior to the Effective Time. Notwithstanding anything to the contrary contained in this definition, Galena Outstanding Shares shall exclude (1) any shares of Galena Common Stock issued in connection with a financing that Sellas has consented to in accordance with Section 4.2(b) and (2) the shares of Galena Common Stock underlying any Galena Warrants outstanding on the date of this Agreement other than the Galena 2017 Warrants.

“Galena Outstanding Shares Certificate” has the meaning set forth in Section 1.10(a).

“Galena Owned IP Rights” means Galena IP Rights in which Galena or any Galena Subsidiaries has an ownership interest.

“Galena Permits” has the meaning set forth in Section 3.12(b).

“Galena Registered IP” means all Galena IP Rights owned by or exclusively licensed to Galena or its Subsidiary that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Galena Regulatory Permits” has the meaning set forth in Section 3.12(d).

“Galena Stockholder” means each holder of Galena Capital Stock, and “Galena Stockholders” means all Galena Stockholders.

“Galena Stockholder Matters” has the meaning set forth in Section 5.3(a).

“Galena Stockholder Support Agreements” has the meaning set forth in the Recitals.

“Galena Stockholders’ Meeting” has the meaning set forth in Section 5.3(a).

“Galena Subsidiaries” has the meaning set forth in Section 3.1(a).

“Galena Termination Fee” has the meaning set forth in Section 9.3(b).

“Galena Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Galena included in Galena’s Report on Form 10-Q filed with the SEC for the period ended March 31, 2017.

“Galena Warrants” means the outstanding warrants to purchase Galena Capital Stock set forth in Section 3.4(a) of the Galena Disclosure Schedule.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, regional, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental body of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority); or (d) self-regulatory organization (including NASDAQ and the Financial Industry Regulatory Authority).

“Grant Date” has the meaning set forth in Section 2.14(f).

“Hazardous Material” means (i) petroleum or any petroleum product or fraction thereof, (ii) asbestos, and (iii) any chemical, compound, substance, product, waste, mixture, or other material of any nature whatsoever which is or becomes regulated or listed by any Governmental Body or pursuant to any Environmental Law (as defined above), including, without limitation, any substance defined as “hazardous substance,” “hazardous material,” “acutely hazardous material,” “restricted material,” “hazardous waste,” “extremely hazardous waste,” “infectious waste,” “toxic substance,” “toxic pollutant,” or “toxic materials” by any Environmental Law.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information, data and other proprietary rights and intellectual property, whether patentable or not.

“Investor Agreements” shall have the meaning set forth in Section 5.17.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (a) with respect to Galena, the actual knowledge of Stephen Ghiglieri and Thomas J. Knapp, after reasonable inquiry; and (b) with respect to Sellas, the actual knowledge of David Moser, Angelos M. Stergiou and William Pollett, after reasonable inquiry.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” has the meaning set forth in Section 2.11.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Capital Stock” has the meaning set forth in Section 3.4(e).

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“NASDAQ” means The NASDAQ Stock Market.

“NASDAQ Listing Application” has the meaning set forth in Section 5.10.

“NASDAQ Reverse Split” means a reverse stock split of all outstanding shares of Galena Common Stock at a reverse stock split ratio of 30:1 or as otherwise mutually agreed to by Galena and Sellas that is effected by Galena for the purpose of maintaining compliance with NASDAQ listing standards.

“Notice Period” has the meaning set forth in Section 5.2(c).

“Ordinary Course of Business” means, in the case of each of Sellas and Galena and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party pursuant to Section 4.1(c)(ii); provided, however, that during the Pre-Closing Period, (a) the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions, and (b) the Ordinary Course of Business for Sellas shall also include (i) actions undertaken in connection with preparing to become a SEC reporting company listed on NASDAQ and (ii) actions required to engage with one or more third parties regarding a lease, exchange, transfer, license, disposition, partnership, or collaboration involving less than substantially all of the assets of Sellas or any Sellas Subsidiary pursuant to a collaboration agreement, partnership agreement or similar arrangement.

“Other Galena Stockholder Matters” has the meaning set forth in Section 5.3(a).

“Outside Date” has the meaning set forth in Section 9.1(b).

“Party” or “Parties” means Sellas, Merger Sub and Galena.

“Paul Hastings” has the meaning set forth in Section 5.1(c).

“Permitted Alternative Agreement” means an Acquisition Agreement that constitutes a Superior Offer.

“Person” means any individual, Entity or Governmental Body.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proxy Statement / Prospectus / Information Statement” means the proxy statement/prospectus/information statement to be sent to Sellas’ Stockholders in connection with the approval of this Agreement and the Merger (by signing the Sellas Stockholder Written Consent) and to Galena’s Stockholders in connection with the Galena Stockholders’ Meeting.

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Galena Stockholder Votes” has the meaning set forth in Section 3.2(b).

“Required Merger Sub Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Required Sellas Stockholder Vote” has the meaning set forth in Section 2.2(b).

“Sellas Reserved Share Amount” has the meaning set forth in Section 2.4(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellas” has the meaning set forth in the Preamble.

“Sellas 409A Plan” has the meaning set forth in Section 2.14(n).

“Sellas Affiliate” means any Person that is (or at any relevant time was) under common control with Sellas within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Sellas Associate” means any current employee, independent contractor, officer or director of Sellas or any Sellas Affiliate.

“Sellas Board Adverse Recommendation Change” has the meaning set forth in Section 5.2(b).

“Sellas Board of Directors” means the board of directors of Sellas.

“Sellas Board Recommendation” has the meaning set forth in Section 5.2(b).

“Sellas Contract” means any Contract: (a) to which Sellas or any Sellas Subsidiaries is a Party; or (b) by which Sellas or any Sellas Subsidiary or any Sellas IP Rights or any other asset of Sellas or its Subsidiaries is bound or under which Sellas or any Sellas Subsidiary has any obligation.

“Sellas Convertible Note” means the outstanding note convertible into Sellas Shares as set forth on Section 2.4(a) of the Sellas Disclosure Schedule.

“Sellas Disclosure Schedule” has the meaning set forth in Article 2.

“Sellas Employee Plan” has the meaning set forth in Section 2.14(e).

“Sellas Financials” has the meaning set forth in Section 2.5(a).

“Sellas Incentive Plan” has the meaning set forth in Section 2.4(a).

“Sellas Intervening Event” has the meaning set forth in Section 5.2(c).

“Sellas IP Rights” means all Intellectual Property owned, licensed or controlled by Sellas or any Sellas Subsidiaries that is necessary or used in the business of Sellas and its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Sellas IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Sellas IP Rights to which Sellas or any Sellas Subsidiary is a party or is otherwise bound.

“Sellas Leases” has the meaning set forth in Section 2.8.

“Sellas Licensed IP Rights” means Sellas IP Rights to which Sellas or any Sellas Subsidiaries has been granted a license or other right to use by other Persons.

“Sellas Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Sellas Material Adverse Effect, is or would reasonably be expected to be materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Sellas and its Subsidiaries taken as a whole; or (b) the ability of Sellas to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Sellas Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Sellas relating to the Sellas IP Rights; (ii) any change in the cash position of Sellas which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Sellas and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Sellas and its Subsidiaries taken as a whole; (iv) any failure by Sellas or any Sellas Subsidiaries to meet internal projections or forecasts on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or forecasts may constitute a Sellas Material Adverse Effect and may be taken into account in determining whether a Sellas Material Adverse Effect has occurred); (v) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (vii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Sellas Material Contract” has the meaning set forth in Section 2.10(a).

“Sellas Options” means options to purchase shares of Sellas issued or granted by Sellas.

“Sellas Owned IP Rights” means Sellas IP Rights in which Sellas or any Sellas Subsidiaries has an ownership interest.

“Sellas Permits” has the meaning set forth in Section 2.12(b).

“Sellas Product Candidates” has the meaning set forth in Section 2.12(e).

“Sellas Registered IP” means all Sellas IP Rights owned by or exclusively licensed to Sellas or its Subsidiary that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Sellas Regulatory Permits” has the meaning set forth in Section 2.12(e).

“Sellas Reserved Share Amount” has the meaning set forth in Section 2.4(a).

“Sellas RSUs” means restricted stock units covering shares of Sellas issued or granted by Sellas.

“Sellas Shares” has the meaning set forth in Section 2.4(a).

“Sellas Stock Certificate” has the meaning set forth in Section 1.6.

“Sellas Stockholder” means each holder of Sellas Shares, and “Sellas Stockholders” means all Sellas Stockholders.

“Sellas Stockholder Matters” has the meaning set forth in Section 5.2(a).

“Sellas Stockholder Support Agreements” has the meaning set forth in the Recitals.

“Sellas Stockholder Written Consent” has the meaning set forth in Section 5.2(a).

“Sellas Subsidiaries” has the meaning set forth in Section 2.1(a).

“Sellas Termination Fee” has the meaning set forth in Section 9.3(b).

“Sellas Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Sellas as of March 31, 2017.

“Sellas Warrants” means the outstanding warrants to purchase Sellas Shares set forth in Section 2.4(a) of the Sellas Disclosure Schedule.

“Stockholder Litigation” has the meaning set forth in Section 5.21.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes).

“Subsidiary” means an Entity of which another Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Galena Board of Directors or the Sellas Board of Directors, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the Galena Stockholders or the Sellas Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party or (B) if the consummation of such transaction is contingent on any such financing being obtained.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” means any Bermuda, U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Terminated Galena Associate Payments” has the meaning set forth in Section 5.6(a).

“Transfer Taxes” has the meaning set forth in Section 5.11(c).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

EXHIBIT B

DATED                              2017

(1) Galena Biopharma, Inc.

(2) Sellas Intermediate Holdings I, Inc.;

(3) Sellas Intermediate Holdings II, Inc.;

(4) Galena Bermuda Merger Sub, Ltd.; and

(5) Sellas Life Sciences Group Ltd

MERGER AGREEMENT

MERGER AGREEMENT

THIS AGREEMENT is made the             day of                     , 2017 (“Agreement”)

B E T W E E N:

1.	Galena Biopharma, Inc., a Delaware corporation having its registered office at Corporation Trust Center, 1209 Orange Street, Wilmington County, New Castle, Delaware 19801, United States (“Galena”);

2.	Sellas Intermediate Holdings I, Inc., a Delaware corporation having its registered office at 251 Little Falls Drive, New Castle County, Wilmington, Delaware, 19808, United States (“Holdings I”);

3.	Sellas Intermediate Holdings II, Inc., a Delaware corporation having its registered office at 251 Little Falls Drive, New Castle County, Wilmington, Delaware, 19808, United States (“Holdings II”);

4.	Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company having its registered office at 5th Floor Andrew’s Place, 51 Church Street, Hamilton HM 12, Bermuda (“Merger Sub”); and

5.	SELLAS Life Sciences Group Ltd., a Bermuda exempted company having its registered office at Clarendon House, 2 Church Street, Hamilton HM, Bermuda (the “Company” and together with Merger Sub, the “Companies”).

W H E R E A S:

(A)	Merger Sub is a wholly-owned subsidiary of Holdings II, which in turn is a wholly-owned subsidiary of Holdings I and indirectly wholly-owned by Galena. Galena, Holdings I and Holdings II are collectively referred to herein as the “Parent”.

(B)	Pursuant to the Agreement and Plan of Merger by and among, inter alia, the Parent, Merger Sub and the Company dated 7 August, 2017 (“Plan of Merger”), and subject to the terms and conditions set forth therein, Galena, Holdings I, Holdings II, Merger Sub and the Company have agreed that Merger Sub will merge with, and into, the Company (“Merger”), and their undertakings, property and liabilities shall vest in the Company as the surviving company of the merger which shall continue as a company incorporated in Bermuda on the terms hereinafter appearing (the remaining company to be known in this Agreement as the “Surviving Company”), in accordance with the provisions of the Companies Act 1981 of Bermuda, as amended (“Companies Act”).

(C)	This Agreement is the “Bermuda Merger Agreement” referred to in the Plan of Merger.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions. Unless otherwise defined herein, capitalised terms have the same meaning as used and defined in the Plan of Merger.

2.	Effectiveness of Merger.

2.1	The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Plan of Merger and in accordance with the Companies Act, at the Effective Time Merger Sub shall be merged with, and into, the Company with the Company surviving such Merger and continuing as the Surviving Company.

2.2	The Merger shall be conditional on the satisfaction or waiver on or before the Effective Time of each of the conditions to Merger identified in Articles 6 to 8 of the Plan of Merger.

2.3	The Surviving Company will continue to be a Bermuda exempted company under the conditions of this Agreement and the Plan of Merger.

2.4	The Merger shall become effective at the time and date shown on the Certificate of Merger issued by the Registrar of Companies in Bermuda.

3.	Name of Surviving Company. The Surviving company shall continue to be named “SELLAS Life Sciences Group Ltd.”

4.	Memorandum of Association. The Memorandum of Association of the Surviving Company shall be that of the Company immediately prior to the Merger.

5.	Bye-laws. The Bye-laws of the Surviving Company shall be those of the Company immediately prior to the Merger.

6.	Directors. The names and addresses of the persons proposed to be directors of the Surviving Company are as follows:-

[Name]	[Name]
[Address]	[Address]

[Name]	[Name]
[Address]	[Address]

7.	Effect of Merger on Share Capital. At the Effective Time by virtue of the Merger and without any further action on the part of the Parent, Merger Sub, the Company, or the holders of any shares or securities thereof:

(i)	each common share of par value US$10.00 of the Company (each a “Company Share”) held as treasury shares or held or owned by the Company, Parent, or Merger Sub, immediately prior to the Effective Time shall be cancelled automatically and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)	subject to paragraph 7(iii) below, each Company Share issued and outstanding immediately prior to the Effective Time (excluding shares to be cancelled pursuant to paragraph 7(i) above, shall be cancelled and shall be converted into the right to receive a number of shares of Galena Common Stock (as defined in the Plan of Merger equal to the Exchange Ratio;

(iii)

if any Company Shares issued and outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Sellas, then the shares of Galena Common Stock issued in exchange for such Sellas Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry shares of Galena Common Stock shall accordingly be marked with appropriate legends. Sellas shall take all actions that may be necessary to ensure that, from and after the Effective Time, Galena is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement;

(iv)	no fractional shares of Galena Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Subject to paragraph 7(x) below, any holder of Company Shares who would otherwise be entitled to receive a fraction of a share of Galena Common Stock (after aggregating all fractional shares of Galena Common Stock issuable to such holder) shall, in lieu of such fraction of a share be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Galena Common Stock on The NASDAQ Capital Market (or such other market on which the Galena Common Stock then trades) on the date the Merger becomes effective;

(v)	all Sellas Options outstanding immediately prior to the Effective Time under the Sellas Incentive Plan and all Sellas Warrants outstanding immediately prior to the Effective Time shall be cancelled and converted into options to purchase Galena Common Stock or warrants to purchase Galena Common Stock, as applicable, in accordance with Section 5.5 of the Plan of Merger;

(vi)	all Sellas RSUs outstanding immediately prior to the Effective Time under the Sellas Incentive Plan shall be assumed by Galena and converted to restricted stock units to purchase Galena Common Stock in accordance with Section 5.5 of the Plan of Merger;

(vii)	each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and non-assessable share of the Surviving Company;

(viii)	if, between the time of calculating the Exchange Ratio and the Effective Time, the issued and outstanding shares of Company Shares or Galena Common Stock have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the NASDAQ Reverse Split to the extent either such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Shares, Sellas Options and Sellas Warrants the same economic effect as contemplated by the Agreement prior to such event;

(ix)	the Sellas Convertible Note shall be treated in accordance with the terms of the Sellas Convertible Note, as amended by the Clarification and Amendment Agreement dated February 8, 2017, and as further amended by the Second Amendment Agreement, dated as of August 2, 2017, as in effect on the date hereof;

(x)

at the Effective Time: (a) all Company Shares issued and outstanding immediately prior to the Effective Time shall be treated in accordance with paragraph 7(i) above, and all Sellas Stockholders whether holding certificates of

Company Shares or not immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except for (i) the rights referred to in paragraph 7(i) above; and (ii) in the case of Dissenting Shares, the right to the excess of the fair value thereof, if any, as determined in accordance with and subject to the terms and conditions of Section 1.8 of the Plan of Merger; and (b) the register of members of the Company shall be closed with respect to all Company Shares issued and outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such register of members after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Shares issued and outstanding immediately prior to the Effective Time is presented to the Exchange Agent or to the Surviving Company, such Sellas Stock Certificate shall be cancelled and shall be exchanged as provided in Sections 1.7 and 1.10 of the Plan of Merger;

(xi)	at the Effective Time Galena shall deposit, with the Exchange Agent: (i) the aggregate number of book-entry shares representing the Merger Consideration, issuable to Sellas Stockholders pursuant to paragraph 5(ii) above and; (ii) cash sufficient to make payments in lieu of fractional shares in accordance with paragraph 7(iv) above;

(xii)	promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Sellas Shares immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of any Sellas Stock Certificates representing Sellas Shares in exchange for book-entry shares of Galena Common Stock. Upon surrender of a Sellas Stock Certificate to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Sellas Stock Certificate shall be entitled to receive in exchange therefor one or more book-entry shares representing the portion of the Merger Consideration (in a number of whole shares of Galena Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) of the Plan of Merger (and cash in lieu of any fractional share of Galena Common Stock pursuant to the provisions of Section 1.5(c) of the Agreement); and (B) upon delivery of such consideration to the applicable holder in accordance with Section 1.5 of the Plan of Merger, the Sellas Shares so surrendered shall be cancelled. Until surrendered as contemplated by this Section 1.7(b) of the Plan of Merger, Sellas Shares shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Galena Common Stock (and cash in lieu of any fractional share of Galena Common Stock). If any Sellas Stock Certificate has been lost, stolen or destroyed, Galena may, in its discretion and as a condition precedent to the delivery of any shares of Galena Common Stock, require the owner of such lost, stolen or destroyed Sellas Stock Certificate to provide an applicable affidavit with respect to such Sellas Stock Certificate and post a bond indemnifying Galena against any claim suffered by Galena related to the lost, stolen or destroyed Sellas Stock Certificate or any Galena Common Stock issued in exchange therefor as Galena may reasonably request;

(xiii)

no dividends or other distributions declared or made with respect to Galena Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Sellas Stock Certificate with respect to the shares of

Galena Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Sellas Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this paragraph 7(xii) (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest);

(xiv)	any portion of the Exchange Fund that remains undistributed to holders of Sellas Shares six months after the Closing Date shall be delivered to Galena upon demand, and any holders of Sellas Shares who have not theretofore surrendered their Sellas Stock Certificates in accordance with this paragraph 7(xiii) shall thereafter look only to Galena for satisfaction of their claims for Galena Common Stock, cash in lieu of fractional shares of Galena Common Stock and any dividends or distributions with respect to shares of Galena Common Stock;

(xv)	each of the Exchange Agent, Galena and the Surviving Company shall be entitled to deduct and withhold from any consideration deliverable pursuant to the Plan of Merger and this Agreement to any holder of any Company Shares such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under the Plan of Merger as having been paid to the Person to whom such amounts would otherwise have been paid;

(xvi)	each Dissenting Share shall be cancelled and converted into the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares, and in the event that the fair value of a Dissenting Share as determined by the Supreme Court of Bermuda under Section 106 of the Companies Act is greater than the portion of the Merger Consideration attributable to such Dissenting Shares, be paid such difference by the Surviving Company within one month of the court appraising the value of the Dissenting Shares; provided, however, that if after the Effective Time, such stockholder fails to property apply to the court or effectively withdraws or otherwise loses such holder’s appraisal rights under the Companies Act or if a court of competent jurisdiction determines that such holder is not entitled to such an appraisal pursuant to Section 106 of the Companies Act, such Company Shares shall be deemed to be converted as of the Effective Time into the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5 of the Plan of Merger, without interest thereon;

(xvii)

the Company shall give Galena prompt written notice of any application made to the Bermuda court by dissenting stockholders, withdrawals of such applications and any documents or other instruments served on the Company and any material correspondence received by the Company in connection with such applications, provided that such notice shall be given to the Parent no later than the third Business Day after the Company’s receipt of notice of such application, withdrawal or material correspondence. The Company and the Parent shall jointly participate in all negotiations and proceedings with respect to such applications except as limited by applicable Legal Requirements. Neither the

Company nor the Parent will, except with prior written consent of the other, make any payment with respect to, or settle or offer to settle, any such applications, unless and to the extent required to do so under applicable Legal Requirements; and

(xviii)	the respective authorised share capitals of the Companies shall not be combined, with the authorised share capital of the Company being the authorised share capital of the Surviving Company and the authorised share capital of Merger Sub being cancelled.

8.	Miscellaneous.

8.1	Termination, Amendment and Waiver.

(a)	This Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between Parent, Merger Sub and the Company at any time prior to the Effective Time; and (ii) automatically upon termination of the Plan of Merger in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including those which have accrued under the Plan of Merger), if this Agreement is terminated pursuant to this Section then this Agreement shall terminate and there shall be no other liability under this Agreement owed as between Parent and Merger Sub, on the one hand, or the Company, on the other hand.

(b)	The amendment and waiver provisions set out in Section 10.2 and 10.3 of the Plan of Merger shall apply to this Agreement mutatis mutandis.

8.2	Entire Agreement.

Except as set out in the Plan of Merger, this Agreement and any documents referred to in this Agreement, constitute the entire agreement between the parties with respect to the subject matter of and the transactions referred to herein and supersede any previous arrangements, understandings and agreements between them relating to such subject matter and transactions.

8.3	Execution in Counterparts.

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

9.	Notices.

Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand, overnight courier service, facsimile or other electronic transmission:

IF TO PARENT OR TO MERGER SUB, TO:

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, CA 94583

Attention: Stephen F. Ghiglieri, Interim Chief Executive Officer and Chief Financial Officer

Telephone No.: (855) 855-4253

E-mail: sghiglieri@galenabiopharma.com

with a copy (which will not constitute notice) to:

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

Attention: Thomas R. Pollock

Telephone: (415) 856-7047

E-mail: thomaspollock@paulhastings.com

IF TO THE COMPANY, TO:

SELLAS Life Sciences Group Ltd

O’Hara House

3 Bermudiana Road

Hamilton HM 11

Bermuda

Telephone: +1 441-400-2875

Attention: Angelos M. Stergiou, MD, ScD h.c.

E-Mail: astergiou@sellaslife.com

with a copy (which will not constitute notice) to:

Cooley LLP

1114 Avenue of the Americas, 46th Floor

New York, NY 10036

Telephone: 212- 479-6721

Attention: Yvan-Claude Pierre; Garth Osterman

Email: ypierre@cooley.com; gosterman@cooley.com

10.	Governing Law. The terms and conditions of this Agreement and the rights of the parties hereunder shall be governed by, and construed in all respects in accordance with, the laws of Bermuda. The parties to this Agreement hereby irrevocably agree that the courts of Bermuda shall have exclusive jurisdiction in respect of any dispute, suite, action arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Agreement and waive any objection to Proceedings in courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

GALENA BIOPHARMA, INC.

By:

Name:
Title:

SELLAS INTERMEDIATE HOLDINGS I, INC.

By:

Name:
Title:

SELLAS INTERMEDIATE HOLDINGS II, INC.

By:

Name:
Title:

GALENA BERMUDA MERGER SUB, LTD.

By:

Name:
Title:

SELLAS LIFE SCIENCES GROUP LTD

By:

Name:
Title:

ANNEX B

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GALENA BIOPHARMA, INC.

Galena Biopharma, Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That Section (A) of Article III of the Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, be, and hereby is, amended in its entirety to read as follows:

“A. Classes of Stock. This Corporation is authorized to issue 355,000,000 shares, of which 350,000,000 shall be Common Stock with a par value of $0.0001 per share (“Common Stock”) and 5,000,000 shares shall be Preferred Stock with a par value of $0.0001 per share (“Preferred Stock”).

Reverse Stock Split. Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”), each 10 to 30 shares of common stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified into one fully paid and nonassessable share of new common stock (the “New Common Stock”), with the exact ratio within such range to be determined by the board of directors of the Corporation prior to the Effective Time and set forth in a public announcement made by the Corporation (the “Reverse Stock Split”). No fractional shares of New Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares of New Common Stock that would be issued in connection with the Reverse Stock Split, the aggregate of all such fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to Computershare Trust Company, N.A. (the “Transfer Agent”), as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all such fractional shares will be effected by the Transfer Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the Transfer Agent will pay to such holders of record the portion of the net proceeds derived from the sale of the fractional interests to which they are entitled. From and after the Effective Time, certificates representing shares of the Old Common Stock shall represent the number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment, subject to the elimination of fractional share interests as described above.”

SECOND: That pursuant to resolution of its Board of Directors, at the special meeting of the stockholders of said corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment shall become effective at 12:01 a.m. (Eastern Time) on                     , 20__.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [•] day of [•] 20__.

By:
Authorized Officer

Title:

Name:

B-1

ANNEX C

GALENA BIOPHARMA, INC.

2017 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [                    ], 2017

APPROVED BY THE STOCKHOLDERS: [                    ], 2017

1. GENERAL.

(a) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(b) Available Awards. The Plan provides for the grant of the following types of Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; (v) Restricted Stock Unit Awards; (vi) Performance Stock Awards; (vii) Performance Cash Awards; and (viii) Other Stock Awards.

(c) Purpose. The Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a Participant will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan (including Section 2(b)(viii)) or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant’s rights under an outstanding Award without his or her written consent.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to make the Plan or Awards granted under the Plan compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan (including Section 2(b)(viii)) or an Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Award without his or her written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that except as otherwise provided in the Plan (including this Section 2(b)(viii)) or an Award Agreement, the Board may not amend the terms of an outstanding Award if the Board, in its sole discretion, determines that the amendment, taken as a whole, will materially impair the Participant’s rights under such Award without his or her written consent.

Notwithstanding the foregoing or anything in the Plan to the contrary, unless prohibited by applicable law, the Board may amend the terms of any outstanding Award or the Plan, or may suspend or terminate the Plan, without the affected Participant’s consent, (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (C) to clarify the manner of exemption from, or to bring the Award or the Plan into compliance with, Section 409A of the Code, or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two (2) or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two (2) or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation of authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(y)(iii).

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee will have the authority to (i) reduce the exercise or strike price of any outstanding Option or SAR under the Plan or (ii) cancel any outstanding Option or SAR that has an exercise or strike price greater than the then-current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve.

(i) Subject to Section 9(a) relating to Capitalization Adjustments and subjection (ii) below regarding the annual increase, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed                  shares (the “Share Reserve”).

(ii) In addition, the Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1st of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2027, in an amount equal to 4% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(iii) For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. If any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be                  shares of Common Stock.

(d) Section 162(m) Limitations. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, the following limitations will apply; provided, however, that if any additional Awards are granted to any Participant during any calendar year in excess of the limits below, compensation attributable to such additional Awards will not satisfy the requirements to be considered “qualified performance-based compensation” under Section 162(m) of the Code unless such additional Award is approved by the Company’s stockholders.

(i) A maximum of ten million (10,000,000) shares of Common Stock subject to Options and SARs whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date any such Option or SAR is granted may be granted to any one Participant during any one calendar year.

(ii) A maximum of ten million (10,000,000) shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

(iii) A maximum of three million Dollars ($3,000,000) subject to Performance Cash Awards may be granted to any one Participant during any one calendar year.

For purposes of this Section 3(d): (1) if a Performance Stock Award is in the form of an Option or SAR, it will count only against the Performance Stock Award limit set forth in Section 3(d)(ii); (2) if a Performance Stock Award may be paid in the form of cash, it will count only against the Performance Stock Award limit set forth in Section 3(d)(ii); and (3) if a Performance Cash Award may be paid in the form of Common Stock, it will count only against the Performance Cash Award limit set forth in Section 3(d)(iii).

(e) Limits on Grants to Non-Employee Directors. The maximum number of shares of Common Stock subject to Stock Awards granted under the Plan or otherwise during any one calendar year to any Non-Employee Director, taken together with any cash fees paid by the Company to such Non-Employee Director during such calendar year for service on the Board, will not exceed eight hundred thousand Dollars ($800,000) in total value (calculating the value of any such Stock Awards based on the grant date fair value of such Stock Awards for financial reporting purposes), or, with respect to the calendar year in which a Non-Employee Director is first appointed or elected to the Board, one million Dollars ($1,000,000).

(f) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction) or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or alternatively comply with Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The terms and conditions of separate Option or SAR Agreements need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of the provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or that otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash (including electronic funds transfers), check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Award Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution (or pursuant to Sections 5(e)(ii) and 5(e)(iii)), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided in the Plan, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the

Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date that is three (3) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. Except as otherwise provided in the applicable Award Agreement, if, after such termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(h) Extension of Termination Date. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if the exercise of an Option or SAR following the termination of a Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of a Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date that is twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after such termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) a Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Participant’s Option or SAR may be exercised (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within such period of time ending on the earlier of (i) the date that is eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after the Participant’s death, the Option or SAR (as applicable) is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in the applicable Award Agreement or other individual written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Option or SAR will terminate immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another written agreement between the Participant and the Company or an Affiliate, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock underlying a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of separate Restricted Stock Award Agreements need not be identical; provided, however, that each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash (including electronic funds transfers), check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to or repurchase by the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of such termination under the terms of the Participant’s Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under a Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; provided, however, that each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to the Restricted Stock Unit Award to a time after the vesting of the Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates, any portion of the Participant’s Restricted Stock Unit Award that has not vested as of the date of such termination will be forfeited upon such termination.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d)(ii)) that is payable (including that may be granted, vest or be exercised) contingent upon the attainment during a Performance Period of specified Performance Goals. A Performance Stock Award may, but need not, require the Participant’s completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, to the extent that an Award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Board or the Committee), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board or the Committee may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d)(iii)) that is payable contingent upon the attainment during a Performance Period of specified Performance Goals. A Performance Cash Award may, but need not, require the Participant’s completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, to the extent that an Award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Board or the Committee), in its sole discretion. The Board or the Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board or the Committee may specify, to be paid in whole or in part in cash or other property.

(iii) Committee and Board Discretion. With respect to any Performance Stock Award or Performance Cash Award, the Committee (or, to the extent that an Award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Board or the Committee) retains the discretion to (A) reduce or eliminate the compensation or economic benefit due upon attainment of the Performance Goals on the basis of any considerations as the Committee or Board (as applicable), in its sole discretion, may determine and (B) define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. With respect to any Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, unless otherwise permitted under Section 162(m) of the Code, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (A) the date ninety (90) days after the commencement of the applicable Performance Period, and (B) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such Performance Goals or terms relate solely to the increase in the value of the Common Stock).

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock appreciation rights with an exercise price or strike price less than one hundred percent (100%) of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards granted under Section 5 and this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan the authority required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising a Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock issued pursuant to Stock Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an

Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000) (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award, and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto)

or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Section 409A Compliance. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of the Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment may be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(l) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); (iii) the class(es) and maximum number of securities that may be awarded to any Participant pursuant to Section 3(d); (iv) the class(es) and maximum number of securities that may be awarded to any Non-Employee Director pursuant to Section 3(e); and (v) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to a forfeiture condition or the Company’s right of repurchase may be reacquired or repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to forfeiture or repurchase (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transactions. In the event of a Corporate Transaction, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or consummation of the Corporate Transaction, unless otherwise provided in the instrument evidencing the Stock Award, in any other written agreement between the Company or any Affiliate and the Participant or in any director compensation policy of the Company, or unless otherwise expressly provided by the Board at the time of grant of the Stock Award:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, and pay such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and

(vi) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the per share amount payable to holders of Common Stock in connection with the Corporate Transaction, over (B) the per share exercise price under the applicable Award. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Corporate Transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Common Stock.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

In the event of a Corporate Transaction, unless otherwise provided in the instrument evidencing a Performance Cash Award or any other written agreement between the Company or any Affiliate and the Participant, or unless otherwise expressly provided by the Board, all Performance Cash Awards outstanding under the Plan will terminate prior to the effective time of such Corporate Transaction.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award, in any other written agreement between the Company or any Affiliate and the Participant or in any director compensation policy of the Company, but in the absence of such provision, no such acceleration will occur.

10. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. No Incentive Stock Option may be granted after the tenth (10th) anniversary of the earlier of (i) the Adoption Date or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan will not materially impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan (including Section 2(b)(viii)) or an Award Agreement.

11. EFFECTIVE DATE OF PLAN.

This Plan will become effective on the Effective Date.

12. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Adoption Date” means [                    ], 2017, which is the date the Plan was adopted by the Board.

(b) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Award” means a Stock Award or a Performance Cash Award.

(d) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(e) “Board” means the Board of Directors of the Company.

(f) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(g) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(h) “Cause” will have the meaning ascribed to such term in any written agreement between a Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s theft, fraud, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of the Company’s or an Affiliate’s documents or records; (ii) the Participant’s material failure to abide by the Company’s or an Affiliate’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company or an Affiliate (including, without limitation, the Participant’s improper use or disclosure of the Company’s or an Affiliate’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on the Company’s or an Affiliate’s reputation or business; (v) the Participant’s repeated failure or inability to perform any reasonable assigned duties after written notice from the Company or an Affiliate of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any employment or service agreement between the Participant and the Company or an Affiliate, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with the Company or an Affiliate. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(i) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the Effective Date immediately following the closing of the Merger, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between a Participant and the Company or an Affiliate will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that (1) if no definition of Change in Control (or any analogous term) is set forth in such an individual written agreement, the foregoing definition will apply; and (2) no Change in Control (or any analogous term) will be deemed to occur with respect to Awards subject to such an individual written agreement without a requirement that the Change in Control (or any analogous term) actually occur. If required for compliance with Section 409A of the Code, in no event will an event be deemed a Change in Control if such event is not also a “change in the ownership of” the Company, a “change in the effective control of” the Company, or a “change in the ownership of a substantial portion of the assets of” the Company, each as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant’s consent, amend the definition of “Change in Control” to conform to the definition of a “change in control event” under Section 409A of the Code and the regulations thereunder.

(j) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(k) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(l) “Common Stock” means the common stock of the Company.

(m) “Company” means Galena Biopharma, Inc., a Delaware corporation.

(n) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(o) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(p) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than fifty percent (50%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

If required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such event is not also a “change in the ownership of” the Company, a “change in the effective control of” the Company, or a “change in the ownership of a substantial portion of the assets of” the Company, each as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant’s consent, amend the definition of “Corporate Transaction” to conform to the definition of a “change in control event” under Section 409A of the Code and the regulations thereunder.

(q) “Covered Employee” will have the meaning provided in Section 162(m)(3) of the Code.

(r) “Director” means a member of the Board.

(s) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(t) “Effective Date” means the effective date of this Plan document, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger and Reorganization among the Company, Galena Bermuda Merger Sub Ltd., and Sellas Life Sciences Group Ltd. dated as of August 7, 2017, provided that this Plan is approved by the Company’s stockholders on or prior to such date.

(u) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(v) “Entity” means a corporation, partnership, limited liability company or other entity.

(w) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(x) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(y) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(z) “Incentive Stock Option” means an option granted pursuant to Section 5 that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(aa) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K, or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(bb) “Nonstatutory Stock Option” means an option granted pursuant to Section 5 that does not qualify as an Incentive Stock Option.

(cc) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(dd) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(ee) “Option Agreement” means a written agreement between the Company and a holder of an Option evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ff) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(gg) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(hh) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(ii) “Own,” “Owned,” “Owner,” “Ownership” means a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(kk) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(ll) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, new and supplemental indications for existing products, and product supply); (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of phases of clinical trials and/or studies by specific dates; (xliii) acquisition of new customers, including institutional accounts; (xliv) customer retention and/or repeat order rate; (xlv) number of institutional customer accounts (xlvi) budget management; (xlvii) improvements in sample and test processing times; (xlviii) regulatory milestones; (xlix) progress of internal research or clinical programs; (l) progress of partnered programs; (li) partner satisfaction; (lii) milestones related to samples received and/or tests run; (liii) expansion of sales in additional geographies or markets; (liv) research progress, including the development of programs; (lv) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product; (lvi) timely completion of clinical trials; (lvii) milestones related to samples received and/or tests or panels run; (lviii) expansion of sales in additional geographies or markets; (lix) research progress, including the development of programs; (lx) patient samples processed and billed; (lxi) sample processing operating metrics (including, without limitation, failure rate maximums and reduction of repeat rates); (lxii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (lxiii) pre-clinical development related to compound goals; (lxiv) customer satisfaction; and (lxv) and to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(mm) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(nn) “Performance Period” means the period of time selected by the Committee (or, to the extent that an Award is not intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Board or the Committee) over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee (or Board, if applicable).

(oo) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(pp) “Plan” means this Galena Biopharma, Inc. 2017 Equity Incentive Plan.

(qq) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(rr) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(tt) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(uu) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(vv) “Rule 405” means Rule 405 promulgated under the Securities Act.

(ww) “Securities Act” means the Securities Act of 1933, as amended.

(xx) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(yy) “Stock Appreciation Right Agreement” or “SAR Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(zz) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Stock Appreciation Right, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Stock Award or any Other Stock Award.

(aaa) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bbb) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(ccc) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

ANNEX D

GALENA BIOPHARMA, INC.

2017 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [                    ], 2017

APPROVED BY THE STOCKHOLDERS: [                    ], 2017

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations will be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights.

(v) To amend the Plan at any time as provided in Section 12.

(vi) To suspend or terminate the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside the United States.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references to the Board in this Plan and in any applicable Offering Document will thereafter be to the

Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to Section 11(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued under the Plan will not exceed              shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on the first January 1st following the Effective Date and ending on (and including) January 1, 2027, in an amount equal to the lesser of (i) 1% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (ii)             shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year of that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b) If any Purchase Right terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on any Purchase Date during an Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately following the purchase of shares of Common Stock on such Purchase Date, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering that begins immediately after such Purchase Date.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two (2) years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than twenty (20) hours per week and more than five (5) months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding fifteen percent (15%) of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one (1) or more Purchase Dates during an Offering on which Purchase Rights granted pursuant to that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant pursuant to such Offering, (ii) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date pursuant to such Offering, (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iv) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date pursuant to such Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under such Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will not be less than the lower of:

(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. To the extent provided in the Offering, a Participant may begin such Contributions on or after the Offering Date. To the extent provided in the Offering, a Participant may thereafter decrease (including to zero) or increase his or her Contributions. To the extent specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash or check prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions without interest. A Participant’s withdrawal from an Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(d) Purchase Rights will not be transferable by a Participant except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10. During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant.

(e) Unless otherwise specified in an Offering, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued upon the exercise of Purchase Rights unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest. If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan. If, on a Purchase Date, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in such compliance, except that the Purchase Date will not be delayed more than twelve (12) months and the Purchase Date will in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a); (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding Offerings and Purchase Rights; and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, (i) any surviving or acquiring corporation (or its parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue outstanding Purchase Rights or does not substitute similar rights for outstanding Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten (10) business days prior to the Corporate Transaction under such Purchase Rights, and such Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including, without limitation, any such regulations or other guidance that may be issued or amended after the Adoption Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. EFFECTIVE DATE OF PLAN.

The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the Adoption Date (or if required under Section 12(a), the date of any material amendment of the Plan).

14. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

15. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Adoption Date” means [            ], 2017, which is the date the Plan was adopted by the Board.

(b) “Board” means the Board of Directors of the Company.

(c) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(e) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(f) “Committee” means a committee of one (1) or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(g) “Common Stock” means the common stock of the Company.

(h) “Company” means Galena Biopharma, Inc., a Delaware corporation.

(i) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(j) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least fifty percent (50%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(k) “Director” means a member of the Board.

(l) “Effective Date” means the effective date of this Plan document, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger and Reorganization among the Company, Galena Bermuda Merger Sub, Ltd., and Sellas Life Sciences Group Ltd., dated as of August 7, 2017, provided that this Plan is approved by the Company’s stockholders on or prior to such date.

(m) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(n) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(o) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(q) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value of a share of Common Stock will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Section 409A of the Code.

(r) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(s) “Offering Date” means a date selected by the Board for an Offering to commence.

(t) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(u) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(v) “Plan” means this Galena Biopharma, Inc. 2017 Employee Stock Purchase Plan.

(w) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(x) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(y) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(z) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(aa) “Securities Act” means the Securities Act of 1933, as amended.

(bb) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%). For purposes of the foregoing clause (i), the Company will be deemed to “Own” or have “Owned” such securities if the Company, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(cc) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed (including, but not limited to, the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto) is open for trading.

ANNEX E

AMENDED AND RESTATED BYLAWS

OF

[GALENA BIOPHARMA, INC.]

(A DELAWARE CORPORATION)

AMENDED AND RESTATED BYLAWS

OF

GALENA BIOPHARMA, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the corporation’s registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(1) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(3) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition and (5) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(4). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(2) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(3), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(4).

(3) To be timely, the written notice required by Section 5(b)(1) or 5(b)(2) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(3), in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(4) The written notice required by Section 5(b)(1) or 5(b)(2) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(1)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(2)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(1)) or to carry such proposal (with respect to a notice under Section 5(b)(2)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

(c) A stockholder providing written notice required by Section 5(b)(1) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(3) to the contrary, in the event that the number of directors in an Expiring Class is increased and there is no public announcement of the appointment of a director to such class, or, if no appointment was made, of the vacancy in such class, made by the corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(3), a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(1), other than the timing requirements in Section 5(b)(3), shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a), or in accordance with clause (iii) of Section 5(a). Except as otherwise required by law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(4)(D) and 5(b)(4)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii).

(g) For purposes of Sections 5 and 6,

(1) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”);

(2) “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial: (A) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation, (B) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation, (C) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (D) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and

(3) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(1). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(1) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of voting power of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, at any meeting at which a quorum is present, a majority of the votes cast for or against any matter submitted to a vote of stockholders shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute, by applicable stock exchange rules or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, the President, or, if the President is absent, a chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairperson. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer or the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be determined by resolution of the Board of Directors, but in no event shall be less than three. Directors need not be stockholders unless so required by the Certificate of Incorporation.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. At each annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies. Subject to the rights of the holders of any series of Preferred Stock or as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled in the manner provided in the Certificate of Incorporation.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the Secretary, in his or her discretion, may either (a) require confirmation from the director prior to deeming the resignation effective, in which case the resignation will be deemed effective upon receipt of such confirmation, or (b) deem the resignation effective at the time of delivery of the resignation to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) Subject to the rights of holders of any series of Preferred Stock, , any director, or the entire Board of Directors, may be removed in the manner provided in the Certificate of Incorporation and applicable law.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25 may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, if appointed and when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairperson, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. A Vice President shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each controller and assistant controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President and Chief Financial Officer (if not Treasurer) shall designate from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation (it being understood that each of the Chairperson of the Board of Directors, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose), certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 38. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 40. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 41. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44. Indemnification of Directors, Officers, Employees and Other Agents.

(a) Directors and Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law or the Certificate of Incorporation ; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section 45.

(b) Employees and other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law and the Certificate of Incorporation. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 44 or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 44, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this sentence shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Section 45 shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Section 45 to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Section 44 or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section 45 shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section 45 shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 44.

(h) Amendments. Any repeal or modification of this Section 44 shall only be prospective and shall not affect the rights under this Section 44 in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section 44 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Section 44 that shall not have been invalidated, or by any other applicable law. If this Section 44 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Section 44, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 45 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

ARTICLE XII

NOTICES

Section 45. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a) or as otherwise provided in these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within sixty (60) days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 46. Amendments. The Board of Directors shall be empowered to adopt, amend or repeal the Bylaws of the corporation if and to the extent such power has been conferred in the Certificate of Incorporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66 2⁄3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

FORUM FOR ADJUDICATION OF DISPUTES

Section 47. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XIV, Section 47.

ANNEX F

AMENDMENT TO CERTIFICATE OF INCORPORATION—BYLAW AMENDMENTS

The addition of the following provision to the Galena’s certificate of incorporation:

“BYLAW AMENDMENTS. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”

ANNEX G

OPINION OF FINANCIAL ADVISOR

CANACCORD GENUITY INC.
535 Madison Avenue 2nd FI.
New York, NY 10022
T: 212.389.8000
www.canaccordgenuity.com

PRIVATE & CONFIDENTIAL

August 7, 2017

Board of Directors

Galena Biopharma, Inc.

2000 Crow Canyon Place, Suite 380

San Ramon, CA94583

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Galena Biopharma, Inc., a Delaware corporation (the “Company”), of the Merger Consideration (as defined below) to be issued by the Company pursuant to the Agreement and Plan of Merger and Reorganization proposed to be entered into (the “Merger Agreement”) by and among the Company, Sellas Intermediate Holdings I, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings I (“Holdings II”), Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and wholly-owned subsidiary of Holdings II (“Merger Sub”), and Sellas Life Sciences Group Ltd, a Bermuda exempted company (“Sellas”). The Merger Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into Sellas pursuant to which Sellas will become a wholly-owned subsidiary of the Company, and except as otherwise provided in the Merger Agreement, each issued and outstanding common share, par value $10.00 per share, of Sellas (each, a “Sellas Share”) (excluding Sellas Shares held in treasury or held by Sellas, any subsidiary of Sellas, the Company, or Merger Sub) will be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement), which shall be determined by applying a formula in which the Company shall issue shares of Company Common Stock sufficient to provide that holders of issued and outstanding Sellas Shares (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately prior to the time the Merger becomes effective shall hold 67.5% of the issued and outstanding Company Common Stock (on a fully diluted and as-converted basis as described in the Merger Agreement) immediately after the time the Merger becomes effective (such shares are referred to herein as the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Canada Australia China Dubai France Hong Kong Ireland United Kingdom United States

Offices in Canada are offices of Canaccord Genuity Corp. a member of the Canadian Investor Protection Fund, Investment Industry Regulatory Organization of Canada (IIROC), and the Toronto Stock Exchange (TSX).

Offices in other countries are offices of other companies in the Canaccord Genuity group of companies.

See www.canaccordgenuitygroup.com/en/companies for more information.

G-1

Canaccord Genuity Inc. (“Canaccord Genuity”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company. Other than as related to the Merger and as set forth below, we have provided no investment banking or other financial services of a material nature to either the Company or Sellas during the two years preceding the date of this opinion. We note that, we acted as underwriter in the Company’s public offering of $17,000,000 of common stock and warrants dated February 8, 2017, and received compensation for such services equal to $1,020,000, and reimbursement for expenses equal to $100,000. We have acted as financial advisor to the Company in connection with the Merger. We received a fee upon signing our engagement letter, and also will receive fees for our services in connection with the Merger, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for liabilities relating to or arising out of our engagement.

In connection with our review of the proposed Merger and developing our opinion, we have, among other things:

i.	reviewed certain publicly available historical business and financial information concerning the Company;

ii.	analyzed certain internal financial statements and other business and financial information concerning each of the Company and Sellas, provided to us by senior management of the Company, including projected contingent and other liabilities of the Company;

iii.	conducted discussions with members of senior management of the Company and Sellas regarding the past and current operations and financial condition and the prospects of the Company and Sellas;

iv.	compared the financial and other assets of Sellas with those of certain publicly traded companies we deemed to be relevant and comparable to Sellas;

v.	compared the financial and other assets of Sellas with those of certain companies we deemed to be relevant and comparable to Sellas and which have executed initial public offerings;

vi.	compared the financial terms of the Merger with the financial terms of certain other acquisitions we deemed to be relevant and comparable to the Merger;

vii.	reviewed the terms of the Merger Agreement, in substantially final form provided to us on August 6, 2017 by the Company, which we have assumed, with your permission, to be identical in all material respects to the agreement to be executed; and

viii.	reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with our review and arriving at our opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management of the Company that they are not aware of any facts that would make such information misleading. With respect to any internal financial analyses of the Company and Sellas, including management’s assessment as to the estimated projected cash balances of the Company and other forward-looking information reviewed by us, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and Snow. We have also relied on estimates of the management of the Company and Sellas as to the capitalization of the Company and Sellas, including as to the number of fully diluted and as-converted shares of Company Common Stock and Sellas Shares as of immediately prior to the effective time of the Merger, and we have assumed, with your consent, that such number of shares will not vary in any material respect that would be meaningful to our opinion. Without limiting the foregoing, we have specifically assumed that neither the Company nor Sellas will issue any securities in capital-raising transactions subsequent to the execution of the Merger Agreement and prior to the time that the Merger becomes effective. We have also assumed that (i) the Merger will be consummated upon the terms set forth in the Merger Agreement, without

G-2

waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis and (ii) in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Sellas or the contemplated benefits of the Merger.

This opinion has been approved by a fairness committee of Canaccord Genuity in accordance with FINRA Rule 5150. Our opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company and Sellas, known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this opinion if this opinion were rendered as of a later date, and (ii) Canaccord Genuity disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Sellas. We also have not evaluated the solvency of any party to the Merger Agreement under any laws, rules or regulations relating to bankruptcy, insolvency or similar matters or the ability of the Company or Sellas to pay its obligations when they become due.

This opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration to be issued by the Company in the Merger, and we express no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of the Company or any value that the holders of Dissenting Shares (as defined in the Merger Agreement) may be entitled to receive in excess of the Merger Consideration. Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger or any view on another term or aspect of the Merger, including, without limitation, the structure or form of the Merger, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger Agreement. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any other party, or class of such persons. Further, we express no opinion as to in the future what the value of Company Common Stock or any other securities actually will be when issued or the price or range of prices at which Company Common Stock or any other securities may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger.

It is agreed between the Board of Directors and Canaccord Genuity that this opinion, as set forth in this letter form, is directed to and for the information of the Board of Directors of the Company only (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any holder of shares of Company Common Stock as to how such holder should vote with respect to the issuance of the Merger Consideration, or how any such holder should act on any other matter with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued by the Company in the Merger is fair, from a financial point of view, to the Company.

Sincerely,

/s/ Canaccord Genuity Inc.

CANACCORD GENUITY INC.

G-3

ANNEX H

SECTION 106 OF THE COMPANIES ACT

106. SHAREHOLDER APPROVAL

(1) The directors of each amalgamating or merging company shall submit the amalgamation agreement or merger agreement for approval to a meeting of the holders of shares of the amalgamating or merging company of which they are directors and, subject to subsection (4), to the holders of each class of such shares.

(2) A notice of a meeting of shareholders complying with section 75 shall be sent in accordance with that section to each shareholder of each amalgamating or merging company, and shall -

(a)	include or be accompanied by a copy or summary of the amalgamation agreement or merger agreement; and

(b)	subject to subsection 2A, state-

(i)	the fair value of the shares as determined by each amalgamating or merging company; and

(ii)	that a dissenting shareholder is entitled to be paid the fair value of his shares.

(2A) Notwithstanding subsection 2(b)(ii), failure to state the matter referred to in that subsection does not invalidate an amalgamation or merger.

(3) Each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

(4) The holders of shares of a class of shares of an amalgamating or merging company are entitled to vote separately as a class in respect of an amalgamation or merger if the amalgamation agreement or merger agreement contains a provision which would constitute a variation of the rights attaching to any such class of shares for the purposes of section 47.

(4A) The provisions of the bye-laws of the company relating to the holding of general meetings shall apply to general meetings and class meetings required by this section provided that, unless the bye-laws otherwise provide, the resolution of the shareholders or class must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

(5) An amalgamation or merger agreement shall be deemed to have been adopted when it has been approved by the shareholders as provided in this section.

(6) Any shareholder who did not vote in favour of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either-

(a)	to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b)	to terminate the amalgamation or merger in accordance with subsection (7).

H-1

(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C) No appeal shall lie from an appraisal by the Court under this section.

(6D) The costs of any application to the Court under this section shall be in the discretion of the Court.

(7) An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.

H-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT

Item 20. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, or the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Galena Certificate of Incorporation provides that Galena’s directors shall not be liable to Galena or Galena stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. In addition, the Galena Certificate of Incorporation provides that Galena shall, to the maximum extent permitted by the DGCL, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, Galena’s director or officer, or is or was serving, or has agreed to serve, at Galena’s request, as a director, officer, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, Galena’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and that Galena shall not indemnify an Indemnitee seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof, initiated by the Indemnitee unless the initiation thereof was approved by the Galena Board.

The Galena Certificate of Incorporation also provides that any indemnification under the preceding paragraph (unless ordered by a court) shall be made by Galena only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because such person has either met the applicable standard of conduct set forth in this paragraph and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

1.	by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

2.	by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; or

3.	if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

4.	by the holders of Galena Common Stock.

The Galena Certificate of Incorporation provides that Galena may purchase and maintain insurance policies on behalf of Galena’s directors and officers against specified liabilities for actions taken in its capacities as such, including liabilities under the Securities Act. Galena has obtained directors’ and officers’ liability insurance to cover liabilities Galena’s directors and officers may incur in connection with their services to Galena.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/consent solicitation statement pursuant to Item 4 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number
2.1^	Agreement and Plan of Merger, dated as of August 7, 2017, by and among Galena Biopharma, Inc., Galena Bermuda Merger Sub, Ltd., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and SELLAS Life Sciences Group Ltd (included as Annex A to the proxy statement/prospectus/consent solicitation statement)	8-K	August 8, 2017	2.1

2.2+	Unit Purchase Agreement, dated as of January 12, 2014, between Galena Biopharma, Inc. and Mills Pharmaceuticals, LLC	10-K	March 17, 2014	2.1

3.1	Amended and Restated Certificate of Incorporation of Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation), amended as of February 10, 2017	10-K	March 15, 2017	3.1

3.2	Certificate of Ownership and Merger	8-K	September 26, 2011	3.1

3.3	Amended and Restated By-Laws of Galena Biopharma, Inc.	10-K	March 15, 2017	3.3

4.1	Form of Common Stock Certificate	10-K	March 15, 2017	4.1

4.2	Form of Warrant Agreement by and among Galena Biopharma, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K	September 18, 2013	4.1

4.3	Form of Warrant Agreement by and among Galena Biopharma, Inc., Computershare Inc. and Computershare Trust Company, N.A.	8-K	January 7, 2016	4.1

4.4	Form of Warrant, issued by Galena Biopharma, Inc. to the Investors on July 13, 2016	8-K	July 8, 2016	4.1

4.5	Form of Warrant Agreement, including the Form of Warrant, issued by Galena Biopharma, Inc. to the Investors on February 13, 2017	8-K	February 10, 2017	4.1

4.6	9% Original Issues Discount Senior Secured Debenture of Galena Biopharma, Inc.	10-Q	May 10, 2016	4.1

4.7	Securities Purchase Agreement dated May 10, 2016 between Galena Biopharma, Inc. and Purchasers	10-Q	May 10, 2016	10.1

4.8	Waiver dated April 1, 2017 to the Securities Purchase Agreement, dated as of May 10, 2016 by and between Galena Biopharma Inc. and JGB Newton, Ltd.	8-K	April 3, 2017	10.1

4.9	Waiver dated December 14, 2016 to the Securities Purchase Agreement, dated as of May 10, 2016 by and between Galena Biopharma Inc. and JGB Newton, Ltd.	8-K	February 7, 2017	10.3

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

4.10	Amended and Restated 9% Original Issue Discount Senior Secured Debenture Due November 10, 2018, issued to JGB (Cayman) Newton Ltd. as of August 22, 2016	8-K	August 23, 2016	4.1

4.11	Series A Common Stock Purchase Warrant assigned to JGB (Cayman) Newton Ltd.	10-Q	May 10, 2016	4.2

4.12	Series B Common Stock Purchase Warrant assigned to JGB (Cayman) Newton Ltd.	10-Q	May 10, 2016	4.3

4.13	Subsidiary Guarantee dated May 10, 2016 between Galena Biopharma, Inc. and JGB Collateral LLC	10-Q	May 10, 2016	10.2

4.14	Registration Rights Agreement dated May 10, 2016 between Galena Biopharma, Inc. and Purchasers	10-Q	May 10, 2016	10.3

4.15	Security Agreement dated May 10, 2016 between Galena Biopharma, Inc. and JGB Collateral LLC	10-Q	May 10, 2016	10.4

4.16	Amendment Agreement between Galena Biopharma, Inc. and JGB (Cayman) Newton Ltd. dated August 22, 2016	8-K	August 23, 2016	10.1

4.17	Form of Securities Purchase Agreement, dated as of July 7, 2016, by and among Galena Biopharma, Inc. and the Investors	8-K	July 8, 2016	10.2

4.18	First Amendment to Securities Purchase Agreement, dated as of July 12, 2016, by and between Galena Biopharma, Inc. and each purchaser identified on the signature pages therein, amending the Securities Purchase Agreement, dated as of July 7, 2016, by and among the Company and the purchasers named therein	8-K	July 18, 2016	10.1

4.19	Form of Common Stock Purchase Warrant issued in April 2011	8-K	April 15, 2011	4.1

4.20	Form of December 2012 Warrant	8-K	December 19, 2012	4.1

4.21	Form of warrants granted on May 8, 2013 under the Loan and Security Agreement	10-Q	May 9, 2013	10.7

4.22	Warrant Agreement, dated as of March 18, 2015, by and among Galena Biopharma, Inc., Computershare, Inc. and Computershare Trust Company, N.A.	10-Q	August 6, 2015	4.1

4.23	Registration Rights Agreement, dated January 12, 2014, between Galena Biopharma, Inc. and each former owner of membership units of Mills Pharmaceuticals, LLC	10-K	March 17, 2014	4.9

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

4.24	Form of Contingent Value Rights Agreement among Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation), Computershare Trust Company, N.A., Computershare Inc., and Robert E Kennedy, dated April 13, 2011	8-K	April 14, 2011	10.1

4.25	First Amendment to Contingent Value Rights Agreement among Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation), Computershare Trust Company, N.A., Computershare Inc., and Robert E Kennedy, dated February 15, 2012	10-K	March 28, 2012	10.2

4.26	Amendment Agreement dated May 1, 2017 between Galena Biopharma, Inc. and JGB (Cayman) Newton Ltd.	8-K	May 2, 2017	10.1

4.27	Amendment Agreement, dated as of July 10, 2017, by and between JGB Cayman (Newton) Ltd. and Galena Biopharma, Inc. with respect to the 9% Original Issue Discount Senior Secured Convertible Debenture in the Original Issue Amount of $25,350,000 Issued and Sold to JGB Cayman (Newton) Ltd. by Galena Biopharma, Inc.	8-K	July 11, 2017	4.1

4.28*	Form of Sely Warrant

5.1**	Legal Opinion of Richards, Layton & Finger, PA

10.1^	Form of Support Agreement, by and between Galena Biopharma, Inc. and certain directors, officers and shareholders of SELLAS Life Sciences Group Ltd	8-K	August 8, 2017	10.2

10.2^	Form of Support Agreement, by and between SELLAS Life Sciences Group Ltd and certain directors, officers and stockholders of Galena Biopharma, Inc.	8-K	August 8, 2017	10.1

10.3	Consent, dated as of August 7, 2017, made by JGB (Cayman) Newton Ltd., in favor of Galena Biopharma, Inc.	8-K	August 8, 2017	10.3

10.4	Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) Amended and Restated 2007 Incentive Plan	Schedule 14A	April 23, 2010	Annex A

10.5	Amendment to Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) Amended and Restated 2007 Incentive Plan	Schedule 14A	May 31, 2011	Annex A

10.6	Galena Biopharma, Inc. 2016 Incentive Plan, effective as of July 14, 2016	8-K	August 22, 2016	10.3

10.7	Form of Incentive Stock Option Granted Under Galena Biopharma 2007 Incentive Plan	10-Q	August 6, 2015	10.1

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.8	Form of Nonstatutory Stock Option Granted Under Galena Biopharma 2007 Incentive Plan	10-Q	August 6, 2015	10.2

10.9+	Patent and Technology License Agreement, dated September 11, 2006, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.1

10.10+	Exclusive License Agreement, dated as of September 16, 2011, by and among The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., The Board of Regents of the University of Texas System, The University of Texas M. D. Anderson Cancer Center and Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation)	8-K	September 21, 2011	10.1

10.11	Amendment No. 1 to Patent and Technology License Agreement, dated December 21, 2007, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.2

10.12	Amendment No. 2 to Patent and Technology License Agreement, dated September 3, 2008, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.3

10.13	Amendment No. 3 to Patent and Technology License Agreement, dated July 8, 2009, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.4

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.14+	Amendment No. 4 to Patent and Technology License Agreement, dated February 11, 2010, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.5

10.15+	Amendment No. 5 to Patent and Technology License Agreement, dated January 10, 2011, by and among the Board of Regents of the University of Texas System, the University of Texas M.D. Anderson Cancer Center, the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and Apthera, Inc. (formerly Advanced Peptide Therapeutics, Inc.)	10-Q	August 15, 2011	10.6

10.16	Scientific Advisory Agreement between Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) and George E. Peoples, Ph.D., dated April 13, 2011	10-Q	August 15, 2011	10.10

10.17+	Exclusive License Agreement, dated as of July 11, 2011, by and among The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) and its wholly owned subsidiary, Apthera, Inc.	10-Q	August 15, 2011	10.12

10.18	Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) Employee Stock Purchase Plan	Schedule 14A	April 23, 2010	Annex B

10.19+	License Agreement, effective as of April 30, 2009, between Kwangdong Pharmaceutical Co., Ltd. and Apthera, Inc.	10-K	March 28, 2012	10.45

10.20	Amendment No. 1 to License Agreement, dated as of January 13, 2012, by and among Apthera, Inc., Kwangdong Pharmaceutical Co., Ltd., and Galena Biopharma, Inc.	10-K	March 28, 2012	10.46

10.21	Form of Amendment to Stock Options Granted under Galena Biopharma, Inc. (formerly RXi Pharmaceuticals Corporation) 2007 Incentive Plan, entered into in April 2011 by Galena Biopharma, Inc. with all directors of Galena Biopharma, Inc., as of April 1, 2011, and Mark J. Ahn, Ph.D.	10-Q	August 15, 2011	10.11

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.22+	License and Supply Agreement, effective December 3, 2012, by and between Galena Biopharma, Inc. and ABIC Marketing Limited, a subsidiary of Teva Pharmaceuticals	10-K	March 12, 2013	10.43

10.23	Loan and Security Agreement dated May 8, 2013 among Galena Biopharma, Inc., Apthera, Inc., Oxford Finance LLC and the Lenders	10-Q	May 9, 2013	10.6

10.24	At Market Issuance Sales Agreement dated May 24, 2013 between Galena Biopharma, Inc. and Maxim Group LLC	Form S-3	May 24, 2013	1.3

10.25	At Market Issuance Sales agreements dated May 24, 2013 between Galena Biopharma, Inc. and MLV & Co. LLC	Form S-3	May 24, 2013	1.2

10.26+	License and Development Agreement, dated January 13, 2014, between Galena Biopharma, Inc. and Dr. Reddy’s Laboratories, Ltd.	10-Q	March 17, 2014	10.36

10.27+	Exclusive License Agreement, dated as of December 20, 2013, between Mills Pharmaceuticals, LLC and BioVascular, Inc.	10-K	March 17, 2014	10.37

10.28+	License and Supply Agreement dated as of July 17, 2014 between Galena Biopharma, Inc. and MonoSol Rx, LLC	10-Q	August 11, 2014	10.1

10.29	Purchase Agreement, dated as of November 18, 2014, by and between Galena Biopharma, Inc. and Lincoln Park Capital Fund, LLC	8-K	November 20, 2014	10.1

10.30	Amendment dated August 8, 2016 to the Purchase Agreement, dated as of November 18, 2014, by and between Galena Biopharma, Inc. and Lincoln Park Capital Fund, LLC	10-Q	November 9, 2016	10.2***

10.31	Separation and Consulting Agreement, dated as of June 24, 2015, by and between Galena Biopharma, Inc. and Margaret Kivinski, and General Release, dated as of June 24, 2015, by Margaret Kivinski	10-Q	August 6, 2015	10.4

10.32	Employment Offer Letter effective June 25, 2015, between Galena Biopharma, Inc. and Thomas J. Knapp	10-Q	August 6, 2015	10.5

10.33	Employment Agreement, dated as of October 30, 2015, between Galena Biopharma, Inc. and Bijan Nejadnik, M.D.	10-Q	November 9, 2015	10.7

10.34+	Asset Purchase Agreement, dated November 19, 2015, between Galena Biopharma, Inc. and Sentynl Therapeutics Inc.	10-K	March 10, 2016	10.34

10.35+	Amendment, dated as of December 16, 2015, to License and Supply Agreement dated as of July 17, 2014 between Galena Biopharma, Inc. and MonoSol Rx, LLC	10-K	March 10, 2016	10.35

		Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.36+	Asset Purchase Agreement, dated December 17, 2015, between Galena Biopharma, Inc. and Midatech Pharma PLC	10-K	March 10, 2016	10.36

10.37	Separation Agreement and Releases, dated December 16, 2015, between Galena Biopharma, Inc. and Ryan Dunlap	10-K	March 10, 2016	10.37

10.38	Amendment, dated December 31, 2015, to Employment Offer Letter effective June 25, 2015, between Galena Biopharma, Inc. and Thomas J. Knapp	10-K	March 10, 2016	10.38

10.39	Form of Undertaking re Advancement of Expenses between Galena Biopharma, Inc. and certain of its Existing or Former Directors and Executive officers	10-K	March 10, 2016	10.39

10.40	Placement Agency Agreement, dated as of July 7, 2016, by and between Galena Biopharma, Inc. and Raymond James & Associates, Inc.	8-K	July 8, 2016	10.1

10.41	Severance Agreement, dated as of August 22, 2016, between Galena Biopharma, Inc. and John T. Burns	8-K	August 22, 2016	10.1

10.42	Second Amendment to Employment Agreement, dated as of August 22, 2016, between Galena Biopharma, Inc. and Bijan Nejadnik	8-K	August 22, 2016	10.2

10.43	Second Amendment to Offer Letter between Galena Biopharma, Inc. and Thomas J. Knapp	8-K	October 6, 2016	10.1

10.44	Employment Agreement between Galena Biopharma, Inc. and Stephen Ghiglieri dated November 1, 2016	8-K	November 3, 2016	99.2

10.45	Separation Agreement and General Release between Mark W. Schwartz and Galena Biopharma, Inc. executed on January 31, 2017	10-Q	May 10, 2017	10.1

10.46	First Amendment to Employment Agreement between Galena Biopharma, Inc. and Stephen Ghiglieri, dated as of February 21, 2017	8-K	February 21, 2017	10.1

10.47	Retention Agreement between Stephen Ghiglieri and Galena Biopharma, Inc. dated February 23, 2017	10-Q	May 10, 2017	10.3

10.48	Retention Agreement between Bijan Nejadnik and Galena Biopharma, Inc. dated February 23, 2017	10-Q	May 10, 2017	10.4

10.49	Retention Agreement between John Burns and Galena Biopharma, Inc. dated February 23, 2017	10-Q	May 10, 2017	10.5

Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.50	Retention Agreement between Thomas J. Knapp and Galena Biopharma, Inc. dated February 23, 2017	10-Q	May 10, 2017	10.6

10.51	Second Amendment to the Purchase Agreement, dated as of February 6, 2017, by and between Galena Biopharma, Inc. and Lincoln Park Capital Fund, LLC	8-K	February 7, 2017	10.1

10.52	Third Amendment to Offer Letter between Galena Biopharma, Inc. and Thomas J. Knapp, dated as of January 31, 2017	8-K	February 7, 2017	10.2

10.53*	Employment Agreement by and between SELLAS Life Sciences Group AG and Angelos Stergiou, effective September 1, 2016

10.54*	Employment Agreement by and between SELLAS Life Sciences Group, Inc. and Gregory Torre, effective September 1, 2016

10.55*	Employment Agreement by and between SELLAS Life Sciences Group, Inc. and Nicholas Sarlis, effective September 19, 2016

10.56*	Employment Agreement by and between SELLAS Life Sciences Group Ltd and Aleksey Krylov, dated October 24, 2017

10.57*	Retention Agreement Letter by and between SELLAS Life Sciences Group Ltd and Gregory Torre, dated July 31, 2017

10.58*	Retention Agreement Letter by and between SELLAS Life Sciences Group Ltd and Nicholas Sarlis, dated August 2, 2017

10.59◆	Form of 2017 Equity Incentive Plan (included as Annex C to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

10.60◆	Form of 2017 Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

10.61*	SELLAS Life Sciences Group Ltd Stock Incentive Plan #1

10.62*	SELLAS Life Sciences Group Ltd Form of Notice of Grant of Stock Option and Stock Option Award Agreement

10.63*	SELLAS Life Sciences Group Ltd Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement

Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

10.64*	License Agreement by and between SELLAS Life Sciences, Inc. and Madison Avenue Suites LLC, dated March 20, 2017

10.65‡*	Amended and Restated Exclusive License Agreement by and between SELLAS Life Sciences Group Ltd and Memorial Sloan Kettering Cancer Center, effective October 11, 2017

21.1	Subsidiaries of the Registrant	10-K	March 15, 2017	21.1

23.1*	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm to Galena Biopharma, Inc.

23.2*	Consent of KPMG Audited Limited, Independent Registered Public Accounting Firm to SELLAS Life Sciences Group Ltd

23.3**	Consent of Richards, Layton & Finger, PA (included in Exhibit 5.1 hereto)

24.1◆	Powers of Attorney

99.1**	Form of Galena Biopharma, Inc. Proxy Card

99.2◆	Proposed form of Certificate of Amendment of Certificate of Incorporation of Galena Biopharma, Inc.—Reverse Stock Split (included as Annex B to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

99.3◆	Proposed form of Certificate of Amendment of Certificate of Incorporation of Galena Biopharma, Inc.—Bylaw Amendments (included as Annex F to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

99.4◆	Proposed form of Amended and Restated Bylaws of Galena Biopharma, Inc. (included as Annex E to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

99.5◆	Opinion of Canaccord Genuity Inc. (included as Annex G to the proxy statement/prospectus/consent solicitation statement and incorporated herein by reference)

99.6*	Consent of Fabio López to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

Incorporated by Reference
Exhibit Number	Description	Registrant’s Form	Date Filed with the SEC	Exhibit Number

99.7*	Consent of Stephen F. Ghiglieri to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

99.8◆	Consent of Canaccord Genuity Inc.

99.9*	Consent of Angelos Stergiou, M.D., Sc.D. h.c. to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

99.10*	Consent of Robert Van Nostrand to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

99.11*	Consent of John Varian to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

99.12*	Consent of Jane Wasman to serve as a director of Galena Biopharma, Inc., to be renamed SELLAS Life Sciences Group, Inc.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	Filed herewith.
**	To be filed by amendment.
^	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
‡	Confidential treatment has been requested for certain information contained in this document.
+	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.
***	This Exhibit was inadvertently listed as Exhibit 10.1 in the exhibit index of Form 10-Q filed on November 9, 2016, but was filed as Exhibit 10.2.
◆	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on October 27, 2017.

GALENA BIOPHARMA, INC.

By:	/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Interim Chief Executive Officer & Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen F. Ghiglieri Stephen F. Ghiglieri	Interim Chief Executive Officer & Chief Financial Officer (Principal Executive and Financial Officer and Principal Accounting Officer)	October 27, 2017

* William Ashton	Director	October 27, 2017

* Richard Chin, M.D.	Director	October 27, 2017

* Irving M. Einhorn	Director	October 27, 2017

* Stephen S. Galliker	Director	October 27, 2017

* Mary Ann Gray, Ph.D.	Director	October 27, 2017

* Sanford J. Hillsberg	Director	October 27, 2017

* Rudolph Nisi, M.D.	Director	October 27, 2017

*By:	/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Attorney-in-Fact